Form 20-F
period 2000-02-29
SOFTCARE EC COM INC
filed 2000-05-03
CIK 1108940

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            AMENDMENT No. 1 FORM 20-F
   ---
   XXX  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
   ---
        OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR
   ---
   ___  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
        THE SECURITIES EXCHANGE ACT OF 1934

                                       OR
   ---
   ___  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
        THE SECURITIES EXCHANGE ACT OF 1934
        For the transition period from __________ to ________

                        Commission File Number: _0-30610

                              SoftCare EC.com Inc.
                              --------------------
             (Exact name of Registrant as specified in its charter)

                            British Columbia, Canada
                            ------------------------
                 (Jurisdiction of incorporation or organization)

       Suite 107, 980 West 1st Street, North Vancouver, British Columbia,
       ------------------------------------------------------------------
                                 Canada V7P 3N4
                                 --------------
                    (Address of principal executive offices)

     Securities to be registered pursuant to Section 12(b) of the Act: None

        Securities to be registered pursuant to Section 12(g) of the Act:
        -----------------------------------------------------------------
                        Common Shares, without par value
                        --------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d)
of the Act:                                                                 None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common shares as of the close of the period covered by the annual
report. January 31, 2000:                                             14,550,028

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past ninety days.                           Yes     No XXX
                                                                   ------  -----
Indicate by check mark which financial statement item the registrant has elected
to follow:                                                 Item 17 XXX Item 18
                                                               -----       -----

                                  Page 1 of 630
                          Index to Exhibits on Page 87

                              SOFTCARE EC.COM INC.
                                TABLE OF CONTENTS

                                     PART I
                                                                          Page

Item 1.  Description of Business                                           3

Item 2.  Description of Property                                          47

Item 3.  Legal Proceedings                                                48

Item 4.  Control of Registrant                                            49

Item 5.  Nature of Trading Market                                         50

Item 6.  Exchange Controls and Other Limitations                          52
                  Affecting Security Holders

Item 7.  Taxation                                                         54

Item 8.  Selected Financial Data                                          66

Item 9.  Management's Discussion and Analysis of
                  Financial Condition and Results of Operations           68

Item 10. Directors and Officers of Registrant                             75

Item 11. Compensation of Directors and Officers                           77

Item 12. Options to Purchase Securities from Registrant
                  or Subsidiaries                                         78

Item 13. Interest of Management in Certain Transactions                   80
                                     PART II

Item 14. Description of Securities to be Registered                       82
                                    PART III

Item 15. Defaults Upon Senior Securities                                  86

Item 16. Changes in Securities and Changes in Security
                  for Registered Securities                               86

                                     PART IV

Item 17. Financial Statements                                             86
Item 18. Financial Statements
Item 19. Financial Statements and Exhibits                                87

PART I

ITEM 1.  DESCRIPTION OF BUSINESS

Introduction
------------

SoftCare EC.com Inc. (hereinafter also referred to as the "Company" or the "Registrant") is a Canadian-based software company specializing in electronic commerce ("EC") software and electronic data interchange ("EDI") solutions for businesses. The Company was incorporated on March 30, 1981, under the laws of the Province of British Columbia and was originally known as Burmac Energy Corporation.

From the date of its incorporation to mid-1997, the Company was in the business of exploring and developing natural resource properties. The Company was inactive from mid-1997 until April 1999 when it entered into a share purchase agreement ("Share Purchase Agreement") to acquire (the "Acquisition") all of the issued and outstanding common shares of SoftCare Electronic Commerce Inc. ("Softcare"), a private company incorporated in British Columbia, Canada. The Acquisition, which constituted a reverse takeover under the rules of the former Vancouver Stock Exchange, was completed in June 1999. The name of the Company was changed to SoftCare EC.com, Inc., effective June 10, 1999.

Upon completion of the Acquisition, the business of SoftCare became the operational business for the Company. The Company's current business involves the development, marketing, sale and support of its software products and services.

The Company's head and principal office is located at Suite 107--980 West 1st Street, North Vancouver, British Columbia, Canada V7P 3N4. The contact person is Martyn Armstrong, President and Director. The telephone number is (604) 983-8083; the facsimile number is (604) 983-8056. The Company's registered and records office is located at 2100-1111 West Georgia Street, Vancouver, British Columbia, V7X 1K9 Canada.


The Company's authorized capital consists of 100,000,000 common shares without par value. As of November 30, 1999, the Company had a total of 14,466,428 common shares issued and outstanding. At the close of business on March 30, 2000, there were 15,287,428 common shares issued and outstanding. Shares were issued upon the conversion into common shares of the special warrants distributed pursuant to the Acquisition and the Private Placement (the "Private Placement") of the special warrants that completed concurrently with the Acquisition and upon the exercise of warrants. 1,000,000 of these shares were issued to the SESB Trust for employees of the Company; however, these Trust shares will not be distributed to the employees until certain sales performance targets are met.

The legal subsidiary and deemed acquiror, Softcare, originally had a fiscal year end of May 31. Its annual consolidated financial statements were completed on this basis for the years ended May 31, 1995 and May 31, 1996. On February 1, 1997, Softcare amalgamated with its holding company, Norgate Holdings Inc. and changed its fiscal year end to December 31.

On June 30, 1999, the Board of Directors of the Company passed a resolution changing the fiscal year end of the Company and of SoftCare to May 31, effective May 31, 1999. It provided written notification to the British Columbia Securities Commission ("BCSC") that it was changing its fiscal year end as such. The BCSC accepted the change and requires that the Company's next annual audited financial statements be for the year ended May 31, 2000, with comparatives for the 5 months ended May 31, 1999 and 12 months ended December 31, 1998. All subsequent consolidated financial statements will be for the years ending May 31 with comparative figures of the relevant prior period.

Subsequent to the reverse take-over transaction, the Company pursued the filing of its Form 20F with the US Securities and Exchange Commission ("US SEC"). As it only had 23 consecutive months of audited financial statements available
(February 1, 1997 to December 31, 1998), KPMG LLP was engaged to audit Softcare's financial statements for the full 12 months ended December 31, 1997, plus the 9 nine months ended September 30, 1999. The audited financial statements presented in the Form 20F therefore cover 33 months, from January 1, 1997 to September 30, 1999.

The November 30, 1999 consolidated financial statements are for the 6-month period (June 1, 1999 to November 30, 1999) then ended and were filed with the BCSC as required by reporting entities. These consolidated financial statements were included with the Form 20F because they were issued subsequent to the September 30, 1999 financial statements and prior to the filing of the Form 20F.

RECENT EVENTS


The following events occurred subsequent to the original filing of this document on March 9, 2000:

$5.6 Million Special Warrant Financing

On March 30, 2000, the Company completed a Special Warrant financing raising gross proceeds of $5,606,250. A total of 1,495,000 Special Warrants were placed at a price of $3.75 per Special Warrant. Each Special Warrant is exercisable, without further payment, into one Common Share and one half of a share purchase warrant. Two such half share purchase warrants will entitle the holder to purchase one additional Common Share at a price of $4.25 per share. Each unit is subject to a hold period and may not be traded until July 29, 2000, with the Warrant having to be exercised prior to its expiry date one year from the closing date of the financing. If all of the warrants are exercised, the maximum gross proceeds from the exercise of the Warrants would raise an additional $3,176,875.

The proceeds from this Special Warrant financing will be used to advance the implementation of the Company's long term business objectives. These objectives include continuing to forge e-business relationships, enabling the Company to further secure its position as a leader in the business to business e-commerce vertical market place.

A copy of the Agency Agreement - Special Warrant Private Placement has been incorporated in this document as Exhibit 6.C.

New Corporate Officer

On April 1, 2000, Ross Casabonne was appointed as Vice President of Latin American business development.

Acquisition of Financial Management Group, LLC ("FMG")

On April 13, 2000, the Company completed the acquisition, subject only to regulatory approval, of a 100 percent interest in Financial Management Group LLC
(FMG), a Nevada Limited Liability Company. FMG provides software solutions to the credit counseling industry with its proprietary software, Credisolv. With its purchase of FMG, the Company intends to create a Net Market Maker to operate a credit counseling vertical portal. The acquisition of FMG is expected to provide ongoing transaction fees to the Company. The Company intends to connect portal, a move which it believes will benefit customers of the Company's OpenEC Credit Counseling Portal.

Details of the transaction are outlined in Schedule C, included with this document, and in the purchase agreement, incorporated as Exhibit 6.D. in this document.


The Company's common shares trade on the Canadian Venture Exchange ("CDNX")(formerly the Vancouver Stock Exchange, "VSE") under the symbol "SCE".

The Company's consolidated financial statements are stated in Canadian Dollars ("CDN$") and are prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"), the application of which, in the case of the Company, conforms in all material respects for the periods presented with U.S. GAAP, except as noted in the notes to the financial statements included herein.

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars. References in this document to "$" and "CDN$" refer to Canadian dollars, unless otherwise specified; references to "U.S.$" refer to U.S. dollars.

The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar ("U.S.$").

Table No. 1 sets forth the rate of exchange for the Canadian Dollar. For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

                                   Table No. 1
                           U.S. Dollar/Canadian Dollar

                                 Average     Close       High      Low

Six Months Ended 11/30/99         $1.73      $1.47      $1.51      $1.45
Six Months Ended 11/30/98         $1.77      $1.52      $1.58      $1.43
Nine Months Ended 9/30/99         $1.48      $1.47      $1.52      $1.45
Year Ended 12/31/98               $1.40      $1.46      $1.34      $1.42
Year Ended 12/31/97               $1.36      $1.38      $1.34      $1.38
Seven Months Ended 12/31/96       $1.36      $1.42      $1.33      $1.36
Year Ended 05/31/96               $1.35      $1.36      $1.37      $1.34
Year Ended 05/31/95               $1.37      $1.36      $1.41      $1.35


The value of the U.S. Dollar in relation to the Canadian Dollar was 1.44 as of 01/31/00. The value of the U.S. Dollar in relation to the Canadian Dollar was
1.45 as of 02/29/00.

Background
----------
Incorporation Data
------------------

The Company was incorporated under the laws of the Province of British Columbia on March 30, 1981, under the name Burmac Energy Corporation. In February 1991, the Company changed its name to Bus Holdings Corp.; the name was changed to Savannah Ventures Ltd., effective November 17, 1997, and to International Savannah Ventures Ltd., effective December 1, 1998. In June 1999, the Company acquired all of the issued and outstanding shares of SoftCare. The name of the Company was changed to SoftCare EC.com Inc., effective June 10, 1999. The Company consolidated its share capital on a 7:1 basis effective as of February 7, 1991 and on a 6:1 basis effective as of December 1, 1998.

Historical Corporate Development

From the date of incorporation to mid-1997, the Company was involved in the exploration and development of natural resource properties. In mid-1997, the Company abandoned its mineral properties and began seeking alternate business opportunities. The write-off of the Company's six mineral properties in Indonesia and related deferred exploration costs occurred in fiscal 1998. In June 1999, the Company's efforts to shift its business focus to electronic commerce ("EC") culminated in the acquisition of SoftCare.

The Company carries on its business primarily through direct and indirect subsidiaries. The subsidiaries of the Company are:

1. SOFTCARE ELECTRONIC COMMERCE INC. ("SoftCare"), a wholly owned subsidiary, that resulted from the amalgamation, effective February 1, 1997, of Softcare Consulting Inc. and Norgate Holdings Inc. Norgate Holdings Inc., incorporated November 30, 1989, and Softcare Consulting Inc., incorporated December 11, 1989, were both private British Columbia companies. The Company and Softcare carry on business from the office at Suite 107-980 West 1st Street, North Vancouver, British Columbia Canada V7P 3N4.

2. SCEC HOLDINGS LTD. ("SCEC Holdings"), a wholly owned subsidiary of SoftCare, incorporated on February 6, 1998, under the laws of the Province of British Columbia, having an office at Suite 107-980 West 1st Street, North Vancouver, British Columbia V7P 3N4.

3. SCC HOLDINGS LTD. ("SCC Holdings"), a wholly owned subsidiary of SoftCare, incorporated on June 13, 1995, under the laws of the Province of British Columbia, having an office at Suite 107-980 West 1st Street, North Vancouver, British Columbia V7P 3N4.

4. SOFTCARE ELECTRONIC COMMERCE (U.S.A.) INC. ("SoftCare U.S.A."), a wholly owned subsidiary of SoftCare, incorporated on August 7, 1998, under the laws of the State of Washington, having an office at 1022 North G Street Tacoma, Washington 98403.

The Company also owns 100 percent of Bus Holdings Corporation, a Company incorporated under the laws of Anguilla. Bus Holdings Corporation is not commercially active, has no assets or liabilities, and has been effectively abandoned by the Company.

On April 13, 2000, the Company completed the acquisition of Financial Management Group LLC ("FMG").

                    Diagram of Legal Parent and Subsidiaries





                            SoftCare EC.com Inc. (1)
                        (a British Columbia corporation)
                                        |
                                        |
                                        |
                                        |
                   --------------------------------------------------
                   |                                                |

SoftCare Electronic Commerce Inc.(2)                            Financial
(a British Columbia corporation)                           Management Group LLC
                                                            (6)(a Nevada LLC)
------------------------------------                       --------------------
                   |
                   |
                   |
                   |-------------------------------------------------
                   |                    |                           |
SCEC Holdings Ltd. (3)         SCC Holdings Ltd. (4)         SoftCare Electronic
 (a British Columbia            (a British Columbia      Commerce(U.S.A.)Inc.(5)
     corporation)                   corporation       (a Washington corporation)

-----------------------        ---------------------  --------------------------

(1) On June 18, 1999, the Company acquired SoftCare and SoftCare's three wholly owned subsidiaries namely, SCEC Holdings, SCC Holdings and Softcare U.S.A.

(2) By Articles of Amalgamation dated February 1, 1997, Norgate Holdings Inc. and SoftCare Consulting Inc. amalgamated and continued under the name Softcare Electronic Commerce Inc.

(3) SCEC Holdings was incorporated on February 6, 1998 under laws of the Province of British Columbia.

(4) SCC Holdings was incorporated on June 13, 1995 under the laws of the Province of British Columbia.

(5) SoftCare U.S.A. was incorporated on August 7, 1998 under the laws of the State of Washington.


(6) On April 13, 2000 the Company acquired, subject to regulatory approval, Financial Management Group LLC, a Nevada limited liability corporation.

Acquisition of SoftCare Electronic Commerce Inc.(SoftCare)
----------------------------------------------------------

Effective April 15, 1999, the Company entered into the Share Purchase Agreement with SoftCare, the shareholders of SoftCare (the "SoftCare Shareholders") and Sedun De Witt Capital Corporation ("SDW"). Under the terms of the Share Purchase Agreement, the Softcare Shareholders agreed to sell all of the issued and outstanding common shares in Softcare to the Company in exchange for 11,000,000 special warrants ("Special Warrants") issued by the Company. Each Special Warrant was exercisable, for no additional consideration, into one common share in the share capital of the Company.

Of the 11,000,000 Special Warrants, 10,000,000 were issued to the SoftCare Shareholders and 1,000,000 Special Warrants were issued, in trust, to Martyn Armstrong, the President of SoftCare and Wayne Zielke, the Chief Financial Officer of SoftCare, as trustees (the "Trustees") for certain SoftCare employees pursuant to a trust agreement. The Special Warrants were converted after the British Columbia Securities Commission (the "Commission") issued a receipt, on October 21, 1999, for the Company's Annual Information Form. The common shares issued to Martyn Armstrong and Wayne Zielke as Trustees will not be distributed to the employees until certain sales performance targets are achieved.

Under the rules and policies of the former Vancouver Stock Exchange (the "VSE"), the Acquisition and the related transactions described in the Share Purchase Agreement constituted a "reverse takeover" and were approved by the VSE. Pursuant to the Share Purchase Agreement, the Company entered into the following agreements:

1. A sponsorship agreement dated April 15, 1999 between the Company and Canaccord Capital Corporation (the "Agent") setting out the terms upon which the Agent agreed to provide member sponsorship services to the Company.

2. A voluntary pooling agreement dated effective June 28, 1999 between the Company, the SoftCare shareholders, SDW and Pacific Corporate Trust Company. The pooling agreement outlined the conditions under which the common shares of the Company received by the SoftCare shareholders upon the exercise or deemed exercise of the Special Warrants were to be restricted from trading on any stock exchange and the timing of the release of these shares from the voluntary pool.

3. A corporate advisory agreement made as of June 18, 1999 between the Company and SDW pursuant to which it agreed to provide the Company with certain corporate and advisory services. The Company agreed to pay SDW a fee of $10,000 per month for a term of 12 months at which time the agreement may be renewed.

4. An employment agreement dated April 15, 1999 between the Company and Martyn Armstrong (the "Armstrong Employment Agreement"), pursuant to which the Company employs Mr. Armstrong to act as President of the Company and Mr. Armstrong receives from the Company a gross annual salary of $220,000 per annum payable in equal monthly installments. The Armstrong Employment Agreement has a three year term and is automatically renewed thereafter from year to year, subject to the ability of either the Company or Mr. Armstrong to decline to renew by giving written notice thirty days prior to the renewal date. The Armstrong Employment Agreement includes confidentiality provisions and non-competition clauses. It can also be terminated by the Company upon 18 months written notice by the Company to Mr. Armstrong, or upon payment of salary in lieu of such notice (see Item 11, Compensation of Directors and Officers).

5. A corporate advisory agreement dated May 19, 1999 between the Company and Golden Capital Securities Ltd. ("Golden") pursuant to which Golden agreed to provide the Company certain corporate and advisory services with respect to the Acquisition and the Company agreed to pay to Golden the sum of $25,000 plus 16,666 special warrants (the "Golden Special Warrants"), exercisable, without any additional consideration, into 16,666 common shares of the Company.

6. A finder's fee agreement dated May 19, 1999 between the Company and Michael Townsend pursuant to which the Company agreed to issue 35,000 special warrants to Michael Townsend (the "Townsend Special Warrants") exercisable, without any additional consideration, into 35,000 common shares of the Company as a finder's fee upon the completion of the Acquisition; and

7. Stock option agreements made between the Company and each of Martyn Armstrong, Gregg Sedun, David De Witt, Wayne Zielke, and Doug Sarkissian each dated June 18, 1999.


Concurrent with the closing of the Acquisition, the Company completed a brokered private placement (the "Private Placement") with the Agent of 2,000,000 special warrants (the "Private Placement Special Warrants") at $1.50 cash per Private Placement Special Warrant. Each Private Placement Special Warrant was exercisable, for no additional consideration, into a unit ("Unit"). Each Unit consisted of one share and one share purchase warrant (a "Private Placement Warrant") which entitled the holder to purchase one additional common share for $2.50 cash. The Private Placement Warrants are non-transferable and expire on June 18, 2000. As at March 30, 2000, 591,600 of the Private Placement Warrants had been exercised for net cash proceeds of $1,479,000.

In order to complete the Private Placement, the Company entered into an agency agreement (the "Agency Agreement") dated April 23, 1999 between the Company and the Agent. Under the terms of the Agency Agreement, the Agent received a cash commission of $167,670, plus 186,300 special warrants (the "Agent's Special Warrants"), a sponsorship fee of $15,000 cash and a corporate finance fee of an additional 10,000 Agent's Special Warrants. Each Agent's Special Warrant is convertible, for no additional consideration, into a share purchase warrant entitling the Agent to purchase one common share of the Company at $1.50 and expires on June 18, 2000. As at March 30, 2000, 14,000 of these share purchase warrants had been exercised for net cash proceeds of $21,000.


The Company completed the Acquisition and the Private Placement on June 18, 1999 (the "Closing Date").

Annual Information Form
-----------------------

The Company filed an Annual Information Form ("AIF") for the fiscal period ended June 30, 1999, with the British Columbia Securities Commission (the "Commission") and received a receipt from the Commission on October 21, 1999. After a receipt was issued for the Company's AIF, the Special Warrants and the Private Placement Special Warrants were converted into common shares and Units respectively. 10,000,000 common shares of the Company were issued to the Softcare Shareholders and 1,000,000 common shares of the Company were issued to the Trustees upon the conversion of the Special Warrants issued for the Acquisition, 51,666 common shares of the Company were issued upon the conversion of Special Warrants issued for services rendered and 2,000,000 Units, each consisting of one common share of the Company and one Private Placement Warrant, were issued upon conversion of the Private Placement Special Warrants.

Pooling Agreement
-----------------

Under the terms of the Share Purchase Agreement, the common shares issued upon the exercise or deemed exercise of the Special Warrants, other than those issued to the Trustees in their role as trustees, are subject to the voluntary pooling agreement ("Pooling Agreement"). The Pooling Agreement restricts the holders from trading their shares in the Company on any stock exchange until such time as they are released from the pool. Pursuant to the terms of the Pooling Agreement, approximately 9,000,000 of the common shares are to be released on the following basis: 10% will be released six months after completion of the Acquisition, June 18, 1999, and 30% are to be released on each of 12, 24 and 36 months after the June 18, 1999. The balance of approximately 1,000,000 common shares are to be released on the following basis: 25% are to be released on each of six, 12, 18, and 24 months from June 18, 1999.


To March 30, 2000, 1,222,442 common shares have been released and are no longer subject to the terms of the Pooling Agreement.


Loans
-----

Upon execution of the Share Purchase Agreement, the Company loaned SoftCare $250,000 for SoftCare's business operations. The Company also agreed to loan SoftCare, subject to VSE approval, an additional $250,000 for SoftCare's business operations, within 60 days of the execution of the Share Purchase Agreement. The loans were to be due and payable, together with accrued interest at commercial prime lending rate plus 2% per annum, five business days after the Closing Date, provided that Softcare could at its option, prior to the due date, convert the loans into an additional 5% of the then outstanding shares of SoftCare. In this event, all accrued interest would be converted into common shares of SoftCare on the same date and at the same price per share as the principal amount of the loan.

Because the Acquisition of Softcare has been completed, the terms of these loans are no longer in force. They now remain as inter-company loans without repayment terms.

Escrow Shares
-------------

As part of its consent to the Acquisition, the VSE agreed that 124,998 previously issued common shares of the Company could be released from certain escrow provisions. These shares were released from escrow on June 18, 1999.


To March 30, 2000, no shares of the Company are held in escrow.


Options
-------

Under the terms of the Share Purchase Agreement, 197,557 options to acquire additional common shares of SoftCare were exchanged for 800,000 options (the "Company Options") to acquire common shares of the Company. The Company Options are exercisable at a price of $1.50 per share and expire in April 2004. None of the Company Options have been exercised to March 30, 2000.

The Company granted an additional 350,000 options, exercisable at $1.50 per share, to certain directors, officers, employees and consultants of the Company. A portion of the common shares issued upon the exercise of these options was used to satisfy the distribution requirements of the VSE. On June 18, 1999, 250,000 options held by directors, officers and employees were exercised for 250,000 common shares of the Company. The remaining 100,000 options, held by a consultant, were not exercised and were canceled by mutual consent on November 12, 1999.


In November 1999, 100,000 options were granted to a consultant with an exercise price of $1.50 per share. Of these, 10,000 were exercised in February 2000. As of March 30, 2000, 90,000 options remain unexercised.

In February 2000, 100,000 options were granted to a director with an exercise of $3.90 per share. As of March 30, 2000 they all remain unexercised.


Also under the terms of the Share Purchase Agreement, the Company's board of directors, other than Gregg Sedun, and the officers of the Company, resigned their positions. To date, the Company's new board of directors is comprised of Martyn Armstrong, President and Director, Wayne Zielke, Director, and Gregg Sedun, Director. On February 1, 2000 Randall M. Pierson was appointed as an additional director of the Company.

                                    Glossary


"EC" (Electronic Commerce) means the direct electronic interaction between two computer applications, or between a person using a computer (typically a Web Browser) and a computer (typically a server), where the interaction involves the completion of a transaction or part of a transaction, and where the transaction crosses enterprise boundaries (either business to business or business to consumer).

"EDI" (Electronic Data Interchange) is a direct application to application exchange of information, using well-defined, tightly specified message formats and industry standards. It is usually completed using a store-and-forward messaging system through an intermediary or Value Added Network ("VAN"). Traditional business to business transactions such as delivery of invoices, late payment notices and purchase orders are carried out using EDI.

"IDE" (Internet Development Environment) is a software tool and an environment that simplifies the development and deployment of Internet based applications.

"Legacy Applications" means applications that are significant to the operation of a business, but which lack the features or ability to take advantage of current technologies.

"Object Library" means a consolidation of the components of all developed program code, which is to be shared and re-used by other software engineers.

"Portable", when used with respect to software code, means software code written on a specific operating system and which can be used, without modification, in different operating systems.

"SDK" (Software Developer's Kit) is a series of tools used by software developers to assist in the integration of various product solutions. These tools can include other products, documentation, sample programs and templates.

BUSINESS

Business of SoftCare
--------------------

SoftCare was founded in 1989 by Martyn Armstrong, President of the Company, to provide EDI software and services to businesses of all sizes. SoftCare, having evolved from a small EDI consulting group to, in the early 1990s, an EDI software vendor with approximately 140 customers across Canada, the United States and Asia. More recently, SoftCare has adapted its experience and advanced software engineering to focus on e-commerce.

In 1992, SoftCare developed and began marketing its first EDI product, TradeLink, which enables the electronic transmission of business documents. TradeLink has been installed in more than 150 companies in six countries. Some of SoftCare's largest customers from around the world include:

o        Credit Union Central of British Columbia, Canada (Canadian)
o        Radio Shack, (a Division of InterTan Canada, Ltd.) (Canadian)
o        Konings Warehouse Sysco (U.S.)
o        Deluxe Electronic Payment Systems, Inc. (U.S.)
o        Korean Development Bank (Korea)
o        Korean Trade Network  (Korea)

In July 1996, SoftCare entered into a Cooperation Agreement with TRW Inc., an Ohio-based manufacturer of products and services for the automotive, space, defense and information management markets. Pursuant to the Cooperation Agreement, SoftCare developed and completed an Intranet and Internet electronic commerce software product family for communications, message switching, e-mail, fax, EDI, audit and service billing, known as Open|EC. The product was supplied by TRW to ADFIAP Global Data Interchange Network (ANET), a Southeast Asian communications network for approximately 78 banks and their customers.

After completion of the ANET contract in mid-1998, SoftCare was paid in full, including a performance bonus totaling approximately $1.4 million. TRW subsequently failed to continue to pursue the intended marketing and development activities proposed in the Cooperation Agreement.

The Cooperation Agreement was terminated by SoftCare by a Notice of Termination made pursuant to a provision of the Cooperation Agreement. Under the terms of the Cooperation Agreement, the

Termination Notice provides the party in breach a minimum of 30 days to cure the breach. The 30-day period ended May 19, 1999, during which time TRW did not respond. TRW and SoftCare have not pursued additional business opportunities since that date.

After completion of the ANET project, SoftCare developed a new line of electronic commerce software packaged as the Open|EC Electronic Commerce Platform. Softcare began shipping this product in April 1999. It has been installed in three customer sites.

Electronic Commerce Software and Electronic Data Interchange
------------------------------------------------------------

Industry Overview

EC and EDI are integral elements of corporate interaction and communication in today's global electronic marketplace. Companies interact daily with customers, suppliers, trading partners and divisions that are both domestic and international. These organizations increasingly need to exchange information and require their computer systems to have the ability to effect the information exchange.

Facilitating the exchange of electronic information between diverse computer systems is a highly complex process. Computers running different software programs, created by different vendors, at different times, for different purposes, and in different languages, will not communicate unless specialized software and systems are created that will allow seamless electronic interchange to take place. This need to communicate between incompatible systems is being answered through the implementation of new EC and EDI standards, software and systems. EC essentially involves conducting business transactions electronically using computers and telecommunication networks. EDI is an essential component of EC that involves the electronic exchange of information in structured formats that enable dissimilar systems to communicate accurately.

EC and EDI are important to large companies and have resulted in tremendous cost and time efficiencies. Proponents and users of EDI range from small domestic and multinational businesses, to large banking and financial institutions, retail chains and the United States government.

The traditional focus of EDI programs has been the replacement of paper business forms, such as purchase orders and invoices, with similar electronic forms. More recently, the focus of EDI programs has been advancing to include more strategic uses among multiple companies such as supply chain management, just-in-time manufacturing, efficient customer response and vendor managed inventory. EDI is no longer merely a mechanism to transmit electronic documents. Instead, EDI can move information between computer systems allowing them to automatically perform core business functions, both intra- and inter-company. The motivations to implement EDI are compelling and include one-time data entry; reduced clerical workload and elimination of paper records; rapid, accurate and secure exchange of business data; and reduced operating and inventory carrying costs.

The Business to Business Electronic Commerce Industry
-----------------------------------------------------

More and more businesses today are using the Internet as an electronic communication highway, transferring corporate information quickly and conveniently, both domestically and internationally, accessing industry data and research while using the Internet to deliver solutions to customers cost-effectively. The Internet's scope is broad, spanning the spectrum from private intranets through shared extranets to the public Internet. The Internet brings together customers, vendors, suppliers and employees in a way never before possible. In short, the Internet efficiently connects valuable information to the people who need it.

Electronic business communication presents abundant opportunities. Companies around the world already buy and sell over the Internet. However, there are challenges these companies face with this new electronic communication vehicle, including problems with security, scalability and reliability. These problems are real, but are surmountable by partnering with organizations who have the ability to provide all of the benefits the Web has to offer, but also the expertise to deploy measures that will ensure a safe and reliable Internet experience for their clients. In addition, electronic business means much more than e-commerce for leading edge companies. It also involves reinventing business processes, redefining business models, changing corporate cultures and establishing new levels of intimacy with suppliers and customers.

Electronic business offers the potential of increased profits by extending the best benefits of internal information technology processes, simplified sharing of critical data and lower organizational barriers, beyond a company's walls and into the operations of its customers, suppliers and business partners. Electronic business success requires, and is causing to occur, fundamental changes in organizations, corporate behavior and business thinking, both inside and outside the company. These changes are continuing to gain momentum.

Industry Market Opportunities

1. Financial services - Because money is not a physical good, money and all information regarding money can be moved around the Internet very efficiently.

2. EC Software and services - The Company perceives a strong demand for software and services that will enable existing companies to take advantage of electronic commerce.

3. Development of Electronic Commerce Infrastructures - Applications that allow companies to rapidly implement and manage electronic commerce programs that connect customers, vendors, distribution channels as well as internal company resources. Key applications include order processing, purchasing, distribution, logistics and payments and cash management.

4. Business to Business Electronic Commerce - The business to business ("B to B") sectors of electronic commerce enable the building of electronic business relationships between companies. This differs from the business to consumer model in that it allows for a wider range of business processes across different industries. These include EDI, Electronic Funds Transfer, Online Catalogs, Order Entry, Order Fulfillment and Order Management along with dissemination of a wide range of business information to the distribution channel.

Industry Implementation

Most medium and smaller businesses have not incorporated EC and EDI systems into their operations because of the complexity and high cost of setting up EDI systems. The EDI Group, Ltd. estimates that, of the three million U.S. companies with five or more employees, approximately 120,000 are using EDI. Forrester Research, Inc. reported a similar finding that, of two million companies with ten or more employees, 100,000 chose to implement EDI, leaving the remaining 1.9 million companies as potential EDI participants.1 To facilitate EDI use by these smaller companies, software systems are needed which can automatically configure and deliver accurate communications with a minimum of user attention. To date, these solutions have been available only to large companies who can afford the costs associated with
----------

1 Technology Forecast: 1997, Price Waterhouse World Firm Services BV, Inc., 1997, at ss. 6.1 ("Electronic Commerce"), page 369.

the custom design requirements. Additionally, there is a need for open systems standards, low cost software solutions and companies with the expertise to expand market acceptance rapidly for the small to mid-size company users.

Product Overview
----------------

SoftCare's products focus on EC and EDI, and are marketed as a suite of software modules within the Company's Open|EC Electronic Commerce platform.

In recent years, technology and telecommunications infrastructures have become potentially available and affordable for thousands of businesses worldwide that could not previously benefit from the advantages of EC and EDI. The Company's Open|EC products extend EDI business processes to non-EDI business partners, allowing companies to conduct business to business electronic commerce, regardless of whether one or both is enabled. Features of the Company's Open|EC products, which are based on SoftCare's original EDI product and the Open|EC project with TRW include:

Flexible solutions - Flexible solutions are those that will grow with the company, are cost effective for entry level businesses, and can be upgraded to a full-featured service, supporting thousands of customers and transactions.

Scaleable products - Products that are functional and will "scale" easily in terms of capability of performing across a wide range of applications and platforms, from stand alone entry level Web forms to high volume clearing house operations, or value added networks.

Upgradeable technology - Products that are compatible and upgradeable to meet changing product technology and customer demands, thereby providing an opportunity for long-term cost savings.

Open systems technology - Products that are designed to run on a wide range of industry standard hardware and software, including JAVA, COBA, OBI, XML, X12, UNIX, Windows, and NT, providing maximum flexibility in the choice of operating platforms.

Open|EC - The Open Electronic Commerce Platform

The Open|EC Electronic Commerce Platform is software that integrates the following EC products and technologies, allowing them to co-exist under common management, audit and operations:

   o EC Applications - Applications to conduct electronic business, orders, catalogs, purchasing, etc.
   o  EC Clearing - Management, routing and controlling EC transactions
   o EC Technologies - Web Servers, EC tools, security, payment systems, EDI, Fax, etc.
   o EC Integration - Tools and processes to integrate Legacy Applications and third party services o Development Tools - IDE, Web Development, SDK and Object Library

Technology Platform
-------------------

Open|EC software components are primarily compatible with EC Application and EC Clearing layers of EC products and technologies. The EC Applications level software is marketed as vertical applications such as "Open|EC Retail Orders", "Open|EC Warehouse Orders" and "Open|EC Buying Group Purchasing". The EC Clearing layer software is marketed as the "Open|EC Electronic Commerce Management Center". The EC Technology and EC Integration layer is a technical infrastructure for rapid integration of best of breed and market leading technologies, such as Microsoft and Netscape Internet Web servers. The Open|EC development platform is Object Oriented, Java, C++, SQL and COBA. Supported databases are SQL Server, Oracle, Sybase, SQL Anywhere, Access and ODBC. Initial releases support the Microsoft NT and Unix Servers.

Open|EC - EC Applications
-------------------------

The EC applications enable trading groups to conduct electronic business within specific functional business processes. SoftCare initially defined three business processes: Order Processing, Catalogs, and Purchasing. These applications sit on the top of the Open|EC Electronic Commerce Platform and are integrated with the EC Clearing. Each application can operate independently or together as an integrated business EC solution. The applications being developed are driven by customer specific implementation needs built on a base EC Application Framework. The EC Application Framework allows for rapid custom deployment and ongoing maintenance for each customer specific requirement.

Applications in Retail and the Supply Chain
-------------------------------------------

As most retailers have integrated EDI programs for larger volume purchasing from their major suppliers, electronic business purchasing allows for the cost effective expansion of electronic trading to all vendors. By leveraging the existing EDI electronic business processes along with easy to deploy, cost effective Web technology it is now possible to achieve the highest levels of EC efficiencies.

System Features
o        Single integration for all EC Technologies through existing EDI system
o        Common security & access control for all EC Applications
o Reliable and secure using Open Electronic Commerce Standards and best of breed EC technologies
o        Simplifies development, integration and operations
o        Common audit and management of all transactions through the EC Clearing
         Center
o        Every transaction is acknowledged
o        Routing selects EDI to EDI, EDI to FAX or EDI to Web
o        Validates trading partner and acts upon trading partner relationships
o          Open platform to easily adopt any existing or new EC technology
o Single interface to legacy applications that use existing EDI System as the single point of integration
o EC Clearing Center routes and converts EDI Transactions into Web or fax transactions
o        EDI destined transactions are switched to use the Internet or EDI VAN
o Web forms allow for non-EDI users to send and receive without complex EDI technology
o        Data Archive and Warehousing for expert reporting
o        Common platform for any EC Application or customized system

Open|EC Application development tools enable customers to create their own advanced Electronic Business applications. Open|EC has four turnkey electronic business applications that can be run out of the box or used as a base for customized development. Each application sits on the EC Platform and uses all common services available in the system. These Java based applications can be rapidly and widely deployed with centralized audit, control and security located on the EC Platform.

Future Developments
-------------------

To date the Company has several EC user applications planned or in development. Some of these projects include:

o        Retail Centralized Purchasing
o        Retail Buying Group
o        Wholesale Distribution
o        Business Catalog Sales
o        Warehouse Logistics
o        Centralized Credit Counseling and related services

These products will enable a subset of a customer's back-end applications to be deployed on the Web to meet the specific needs of the trading partners. This approach will allow a rapid deployment of software applications without modifications to the customer's other software applications.

With the development of the Open|EC products, the Company believes it is positioned to address the fundamental EC and EDI requirements of small and medium sized businesses as well as the requirements of large multinational businesses. In meeting small and medium business needs, the Open|EC suite features flexible solutions, open systems technology and scaleable products with high functionality and upgradeable technology. Access and security control have also been addressed to allow access to EC Applications, data and services, as well as the management of encryption and security.

Product Pricing
---------------

The Company prices its Open|EC products based on value proposition for each installation. Tradelink EDI is sold on a price established by market forces.

The Company's typical per-customer revenue has ranged from $10,000 to $20,000 over the last three years. The Company's contract with TRW Inc. generated revenue of approximately $1.3 million in fiscal 1997 and $100,000 in fiscal 1998.

Marketing Strategy
------------------

Sales and Marketing Overview

The Company's sales and marketing strategy for its Open|EC product family, and other EC and EDI products and services has been conducted through direct sales and indirect Value Added Partners ("VAP") sales.

The marketing of direct sales has been conducted through association with and/or hiring of marketing professionals with backgrounds in industries and networks that open opportunities with qualified potential customers for the Open|EC products.

The Company defines VAPs as strategic partners that integrate one or more of the Company's Open|EC products into their own application software. The marketing of VAP sales has been accomplished by means similar to direct sales.

Direct Sales

The Company expanded its direct sales force during the past two years. Senior sales executives and support staff with strong industry knowledge and contacts have been recruited and deployed regionally in strategic locations. These locations included the Pacific Northwest of North America, the state of California, the Midwest of United States, Southern United States, and Ontario, Canada.

Target Market

The Company's target market is small and mid to large retailers and their supply chain trading partners. This market is a substantial portion of the estimated 150,000 North American companies that have a substantial investment in EDI and the integration to their legacy computer systems. In addition, the Company has targeted consulting and counseling industries to provide a large user base with enhanced common access to the services offered by companies in their field.

Valued Added Partners ("VAP")

VAPs are identified as companies in the field of system integration, application software development, vertical software niches, telecommunications, Value Added Networks and Internet service providers.

The Company has been highly selective in its alliances with VAPs requiring each of them to satisfy the following general criteria:

1.       Ability to gain a leading share of their core market niches;
2. A similar long-term vision of the EC industry as it relates to their customer base and application areas;
3. Ability to demonstrate the strategic positioning of the Open|EC product set within their markets;
4. A commitment to market and support the Open|EC products within their markets; and
5. A commitment to invest in the training and education required to implement and support the Open|EC products.

To date the company's VAPs have integrated certain of the Company's products into their software.

Revenues
--------

The Company's revenues have been generated through product licensing fees and software royalties:

1. Licensing fee - Licensing fees provide initial sale and ongoing revenue from software maintenance, servicing, and upgrades. As a part of the license, the Company offers a fixed price contract for the license fee that spreads the fee over twelve months. The software is sold by user blocks allowing for low cost pilot systems to be implemented for proof of concept and providing an ongoing upgrade business.

2. Software Royalty - A royalty is a fee paid each time the software is sold by an OEM that packages the Company's software into another software product. The OEM private labels the software and sells, ships and supports the product to its customers. OEM relationships have generally had a life cycle of approximately three years and have tended to be slow to generate revenue in the first year, with most revenue earned in the second and third year.

3. Fee-for-use - A fee-for-use is a fee based on product usage and is generally more profitable for the Company than the licensing fee described above. An example of this fee model would be a transaction with an EDI/EC outsourcing partner where SoftCare would provide the technology and implementation and the partner would provide the service operations and marketing. The resulting revenue stream would be split based on the business case. Fee-for-use projects result in low short-term revenue in year one, with continued growth the following years.

The Company's promotional efforts focus on EC and EDI for business to business as opposed to business to consumer relationships. The Company's products have been well accepted in the banking, distribution and retail industries. However, these products are not industry specific or geography specific, and the Company proposes to market its products horizontally into other industries and vertically into other markets, such as retail and supply chains.

Non-Seasonal Business
---------------------

The Company's e-commerce business is not seasonal. Management is of the opinion that the Company will generate revenue at all times of the year.

Impact of Renegotiation or Termination of Contracts
---------------------------------------------------

There is no aspect of the Company's business that may be affected in the current financial year by re-negotiation or termination of contracts.

Patents, Trademarks and Copyrights
----------------------------------

In Canada, the Company has registered its business name "SoftCare". The Company has also filed and received a trademark on the product name "Open|EC" in Canada and the United States. TRW also has the right to use the "Open|EC" trademarks in association with products developed under the Cooperation Agreements.

The Company has not filed a trademark application on the product name "TradeLink" in Canada, the United States, or elsewhere and does not intend to do so. The Company has not filed a trademark application in Canada or the United States for its business name "SoftCare". A competitor of the Company has filed for a trademark in the United States on the business name "SoftCare". The Company believes that the competitor has never done business under the name "SoftCare" and that the Company has a prior right to such name. However, the Company may not be able to protect its business name through trademark registrations in Canada and the United States, and until it files such registrations, must resort to its common law rights from prior use of the name.

Consequently, the Company has not fully protected its rights to the "Open|EC" product name, the "TradeLink" product name and the "SoftCare" business name. The Company expects to be able to effect full protection of such rights, but there is no assurance it will succeed. In the event the Company is forced to cease using any of such names, it will be required to select new names for either its products or its business, or both. Likely material consequences of changing such names include loss of the Company's goodwill attached to the names and additional expenses in re-labeling products, changing business forms and costs and expenses incurred in disputes with third parties over rights to the names.

Competition
-----------

The markets for EC and EDI software and services are highly competitive. Existing companies are relatively young, with the leaders having become public companies only within the last two to three years. Generally they each offer different solutions to the marketplace. Some have chosen to serve a specific vertical market, some offer proprietary as opposed to open solutions, however the majority of them offer expensive and complex products only suitable for large corporations. The demand and newly realized opportunity to serve small and medium sized businesses throughout the world has been the focus of the Company. At the same time, several other computer software companies have been looking to provide EC and EDI solutions to this market. The company believes that its competitive advantage has been with its ability to develop EC software that provides significant functionality and scalability and that runs on a broad range of computer operating systems.

Functionality and scalability are measured in part by the range of applications and platforms on which an EDI/EC software product can run, or the range of other software products to which it can "speak". A high-end product will have a common technology capable of running across a large range of platforms. High functionality and scalability require that the software's underlying code be "portable" across a broad variety of other products. Better portability enhances the agility and speed at which the software producer is capable of developing and implementing products to meet rapidly changing customer needs and technology. An EC/EDI product then may be considered reliable to the extent of its relative functionality, scalability, and upgrade ability.

Traditional EDI Market Competition
----------------------------------

Many competitors have been in the EDI market before the Internet explosion, primarily in EDI Value Added Networks ("VAN"). Over the last several years the EDI Software and Network industry has been going through gradual consolidation primarily driven by the need for the EDI VANs to increase network traffic. Many smaller EDI companies are now resellers, consultants and integrators using EDI software from the VANs.

The Internet is a major challenge for EDI VAN companies because most of their revenue is based on transaction fees from their propriety networks. These companies are fighting the transition from providing expensive propriety network services to providing software support on the Internet. Many VANs have addressed the Internet issues by offering gateways to their network service, but the transactions are still processed through the expensive propriety networks at premium rates. Customers of the VANs have a common issue around the rising cost of these propriety networks as compared to the flat rate pricing model of the Internet. The VANs are under pressure to reduce fees and while they have responded, they are also driving the cost of EDI Translation, Clearing and Web Form software upwards to make up lost revenues.

The Company's primary competitors in the EDI market are GE Information Services, Inc., Sterling Inc., Harbinger Corp. and St. Paul Software Inc.

Emerging EC Market Competition
------------------------------

The EC competition has been harder to specifically identify. Some businesses have developed similar solutions for business to business electronic commerce as the Company. Many of these companies provide a very basic framework built on top of business to consumer electronic commerce technology. These solutions are ineffective due to the inability to deal with the more complex requirements of business process in B to B commerce. As a result, end user sites are paying substantial money to further customize the offered solutions. Several competitive companies have focused on building and implementing high end B to B solutions within verticals such as order processing, but few are approaching the market with true open solutions.

The Company's primary competitors in this market are Actra, a division of Netscape Communications Corp., Order Trust L.L.C.,

Data Dimensions, Inc., and Ironside Inc. along with many smaller alternative technology companies and system integrators (see "Competition - Competitor Companies").

Competitor Companies
--------------------

The Company's competitors in the traditional EDI and emerging EC markets include the following alternative technology companies and system integrators:

Netscape Communications Corp. (Actra)

Netscape Communications Corp. ("Netscape") develops open software to enable commerce and secure information on the Internet and private networks. Through Actra, its joint venture with GE Information Systems, Netscape has developed an Internet commerce product, CommerceXpert, for building commerce systems for the Internet or private networks. Netscape targets Fortune 1000 companies and focuses its products on three major applications namely, corporate procurement, online selling and customer information services.

Netscape's greatest strengths are its market presence, strong sales force and well-defined partner program and business applications. Its weaknesses include its reliance on integrators and its inflexibility as a result of size and the very expensive start up costs for its products.

When compared to SoftCare, Netscape is at a different level primarily because of their focus on Fortune 1000 companies and its desire to have organizations use their Web Browsers to be the interface to the world.

Ironside Technologies Inc.

Ironside Technologies Inc. ("Ironside") develops Web-based, real-time order entry and management systems for distributors and manufacturers. In January 1997, Ironside released its flagship Java-based software system. In 1999, Ironside launched two additional products: a faster software product for developing e-commerce Java applications; and a software toolkit for customizing e-commerce transactions. All of Ironside's business applications are focused on the sales side of business to business e-commerce, as opposed to the purchasing side, and their target market is focused on mid-market manufacturers and distributors.

Ironside has the advantage of being the first company in the real-time order entry and management systems market with actual operating sites. These sites include online demonstrations that, although limited in scope, provide many good examples of their software capabilities. Ironside does not have extensive market presence and its products tend to be costly.

Open Market Inc.

Open Market Inc. ("Open Market") is a leading Internet commerce software company. Open Market provides primarily Internet based solutions for large retailers who trade with medium to large suppliers. Their products include their flagship product, Transact, which is a full Internet commerce management system, an Internet catalog called Live Commerce and a publishing product called Folio. Open Market has offices in several countries around the world and employs more than 400 individuals in development and marketing.

Open Market is an in-house operation. It is ahead of SoftCare in terms of sold sites and the number and breadth of products for sale. However, Open Market's market focus tends to be toward the Fortune 1000 companies of North America.

Broadvision Inc.

Broadvision Inc. ("Broadvision") is the leading supplier of computer software solutions for large-scale, personalized business on the Internet. Broadvision targets North American Fortune 1000 companies with multiple operational sites, focuses its products on very large Intranets and extranets and has developed a number of applications focused on information management, procurement and selling. Broadvision is in a different market than Softcare. It has targeted larger organizations that need to pull information together, their product costs are initially very high and they use System Integrators extensively.

Ariba Technologies

Ariba Technologies ("Ariba") is a privately held corporation and the leader in network commerce solutions for Operating Resource Management ("ORM"). Ariba develops software that improves the acquisition and management of operating resources. Its target market is large organizations or system integration groups that wish to implement a solution for automating the internal processes of organizations coupled with a method for connecting buyers with their suppliers. Although they have a well-defined market niche and an impressive list of clients, Ariba's focus on a single software application means they must always ensure that they provide the number one solution in the ORM market.

Interworld

Interworld enables businesses to profit, grow and evolve in today's global digital economy by providing high-end enterprise commerce solutions. Interworld targets mid to large manufacturers, distributors and retailers who wish to establish operations on the Internet. There are similarities between Interworld and SoftCare. Neither company has a large number of system integrator or reseller programs and both companies understand that integration is key.

ELCOM International

ElCOM International ("Elcom") develops and licenses automated procurement software applications that enable companies to conduct interactive electronic commerce. The majority of their earnings are based on a PC re-marketing agreement, which allows them to re-market PC's using their Internet service bureau ("elcom.com"). Unlike other technologies, elcom.com offers a full circle electronic commerce solution, which will meet the full transaction cycle requirements of business-to-business partners. Elcom also markets two application software packages, PECOS Commerce Manager, which manages e-commerce sales and PECOS Procurement Manager which manages purchases.

Elcom's strength lies in its base product, elcom.com, which has received a good e-commerce industry rating from certain industry publications. In comparison to SoftCare, Elcom is a much larger organization, has a more extensive list of customers in a number of markets and has already written a number of software applications. Elcom's application framework is rigid and its use of in-house applications for security, settlement and encryption limits its flexibility. SoftCare's software applications, however, are more flexible and allow it to react to market changes faster.

Microforum

Microforum is an Internet web site developer and provides a broad range of e-commerce services to a list of recognized North American based clients. Microforum focuses on three products. The first is a storefront product called IFRONTECS, which services on-line retail and distribution needs. Their other products are focused on database marketing and web-site development by Internet marketing. Microforum attracts a number of clients in different markets. Microforum differs from SoftCare in that it is focused on Microsoft integration and does not focus on the B to B market. Further, its focus on web-site development and Internet marketing makes it a more diverse company than SoftCare.

The Company's Competitive Advantage
-----------------------------------

The Company's management believes it has been able to successfully compete with competitors in the business-to-business e-commerce market. Its software development has produced "recyclable" project components for electronic commerce ("EC") infrastructure projects as well as commercial off-the-shelf EC software products. The same technology can be and has been used repeatedly as components for large, medium and small projects in addition to being packaged and sold off-the-shelf as a low-cost, highly functional EC management center. The Company therefore perceives itself as considerably ahead of its competitors in this market segment. All of the above competitors occupy different market spaces that overlap the applications that the Company's software may ultimately be applicable to.

Risk Factors
------------


The following are specific risk factors that are relevant to the Company. Any one or more of these events or occurrences could prevent the Company from realizing its assets and discharging its liabilities through the normal course of business. If this should occur, there may be an adverse affect on the value or return on any investors' investment in the Company, including the loss of the entire investment.



Limited Operating History
-------------------------


The Company's internal marketing plan is based on a number of assumptions. However, given that the Company has a limited operating history with its Open|EC products upon which to base its revenue, manufacturing cost and expense assumptions, these cannot be determined with any certainty. To the extent that the Company's financial, budget, product development and market assumptions do not bear out, the financial projections will vary from actual results of operations. These variances may be material and may cause a delay in reaching targeted sales and profit levels or a failure to achieve profitability at all. If profitability is delayed, the Company may need to obtain additional financing to sustain operations, to curtail or cease operations, or to seek a buyer for its assets. Any of these events could adversely affect the value or return on any investor's investment in the Company, including the loss of the entire investment.


Highly Competitive Market
-------------------------

The EDI/EC market is highly competitive and subject to rapid technological change, evolving industry standards and customer demands, and regulatory developments. The Company's competitors include large international companies with significantly greater financial, management, manufacturing, technological, marketing and distribution resource and customer bases than the Company, as well as, in some cases, worldwide reputations and dominant market shares.


The existence of products of which the Company is not aware, or products that may be developed in the future, may adversely affect the marketability of the Company's products. There can be no assurance that existing and future competitors will not offer products superior to or lower in price than those of the Company, or that the Company's efforts to differentiate its products from competing products will prove successful. The Company's products are expected to compete primarily on the basis of product performance, convenience, cost benefit and functionality, but there is no assurance that these attributes will enable the Company to compete effectively. Failure by the Company to keep pace in its marketplace could lead to recurring financial losses which could adversely affect the value of shareholders' investments.


New Products and Technological Change
-------------------------------------


Rapidly changing technology, evolving industry standards, and the introduction into the marketplace of new products and Web-enabled variations of popular products characterize the market for the Company's products. The Company expects that the continuing growth of companies connecting to the Internet will cause the market to continue its rapid evolution. The Company's success will therefore depend in part upon its ability to enhance its existing products and to introduce new products and features to meet the expected changing customer requirements and industry standards. There can be no assurance that the Company will be successful in identifying, developing, manufacturing and marketing new products or enhancing its existing products, either at all or quickly enough to respond to the market and technology changes in step with the Company's competitors. The Company's business would be adversely affected if it incurs delays in developing and implementing new products or enhancements to its existing products, as could happen due to insufficient capital and human resources, product development difficulties and inaccurate assessments of market changes. In addition, there can be no assurance that products or technologies developed by others will not render the Company's products or technologies non-competitive or obsolete. Delays in developing new products, or the obsolescence of current products could lead to uncertainty as to the Company's ability to maintain operations over the long term. Investors may see the value of the Company and their interest therein, decline as a result.


Coding and Testing Procedures
-----------------------------


The design and development of software code to ensure ease of maintenance, or upgrade tasks is an important element in controlling future development costs. Software code, particularly in new product introductions, can be susceptible to error routines or "bugs" that can affect system performance. Effective management and quality assurance/testing procedures may continue to provide the Company with high levels of serviceability to its customer base. While the Company currently provides careful attention to design and development when addressing these issues, this is not a future certainty. The Company will need to continually develop and refine appropriate coding and testing procedures to enhance the effectiveness of its product installations. To the extent any coding errors or deficiencies are not uncovered during its testing procedures, the Company's software products could fall short of it customers' expectations. If this should occur and any errors or deficiencies not corrected in a timely manner the company's product could lose market acceptance.


Uncertainty of Market Acceptance
--------------------------------


To achieve its financial projections, the Company's Open|EC products must achieve a significant degree of market acceptance, especially among larger companies that will purchase the Open|EC enterprise products. The Company's strategy in developing and marketing its Open|EC products relies upon its belief that the new technology will enable EDI transactions to operate over open systems such as the Internet with security equal to EDI transactions, yet at a lower cost. Nonetheless, the Company must overcome historical perceptions as to the lack of security of EDI conducted on the Internet. In addition, because commerce on the Internet is a relatively new development, there has not been a proven commitment to EC, and mass-market acceptance has not been reached to the degree needed to reasonably predict future demands for EC products for use on the Internet. Any of these factors could prevent the Company's products from gaining a significant level of market acceptance. Without such acceptance in the market, the Company may not realize the full potential of its assets or possible financial gains on which investors rely to reap positive returns on their investments.


Dependence on Distribution and Marketing Relationships
------------------------------------------------------


The Company's strategy for the development, production and commercialization of Open|EC products is to enter into collaborations with various strategic collaborators, licensors, licensees and others that market software products and related services. The Company has entered into Value Added Integrator (VAI) co-marketing, cooperation and other agreements with a number of such companies. Many of these agreements are non-exclusive, and many of these other companies have or will have similar agreements with the Company's competitors. The Company believes that its success in penetrating markets for EDI and EC products and services depends in large part on its ability to maintain relationships and to cultivate additional relationships as distribution channels change. To the extent that the Company is not able to add to and maintain such arrangements, it would face increased capital requirements to undertake such activities at its own expense and might encounter significant delays in introducing its products into certain markets or find that the development, manufacture or sale of its products in such markets is adversely affected. To the extent the Company is unable to deliver its products as a result of such delays, the value of shareholders' interests would be adversely affected.


Reliance on Strategic Collaboration
-----------------------------------


The Company's agreements with its strategic collaborators are complex. There may be provisions within such agreements that give rise to disputes regarding the rights and obligations of the parties. These and other possible disagreements could lead to delays in research, development, or commercialization of certain products, or could result in litigation or arbitration, which could be time-consuming and expensive, and could have a material adverse effect on the Company's business, financial condition, results of operations, and relationships with its corporate partners. There can be no assurance that the Company will be able to maintain or expand its relationships with its existing collaborators or to replace its existing collaborators in the event any such relationship were terminated. This reliance on parties external to the Company also limits the shareholders' control over this aspect of the Company's business plan.


Limited Product Base
--------------------


While the Open|EC product is the Company's primary product focus, there can be no assurance that the Company will be successful at developing or marketing its Open|EC products as rapidly as projected. If Open|EC does not achieve market acceptance, the Company may be required to develop alternative products, however, it does not currently have alternative products that are readily available for marketing and distribution at levels necessary to produce the revenues projected for Open|EC. Accordingly, delays in developing an alternative product line are likely and there can be no assurance that the new products could be developed and distributed without need for additional capital or rapidly enough to benefit from the expected rapid growth in the EDI/EC software product markets. Failure by the Company to introduce new products would limit further growth potential and financial performance and, in turn, shareholders' interests.


Lack of Uniformity in EDI/EC Standards
--------------------------------------


An important strategy of the Company is based on its ability to sell Open|EC for business-to-business EDI transactions and EC communications. EDI/EC utilizes numerous standards in the Internet, VANs, EDI, Electronic Finance Payments, user interface and security. It is critical that EDI/EC software producers utilize standards that have wide acceptance in these markets. While the Company believes the standards utilized in its products are recognized as widely accepted and are most likely to achieve broad market acceptance on an international scale, there can be no guarantee other standards will not achieve wider acceptance by major vendors or official endorsement by an industry, trade or governmental association or organization. Potential adverse consequences include the fact that the Open|EC will not achieve market acceptance at the levels predicted and that the Company will be required to develop EDI/EC software that utilizes other standards, possibly resulting in increased research and development costs and loss of sales revenues. Any of these factors would negatively affect the financial results of the Company, leading to a decline in the investor's return on investment.


Limited Manufacturing Experience
--------------------------------


To be successful, the Company must be able to manufacture its products at acceptable costs in compliance with contractual and regulatory requirements. The Open|EC products are at an early stage of development and the Company has only limited experience manufacturing these products. As the Company increases its production of Open|EC products to meet expected demands, it may experience lower than anticipated production yields or production constraints from time to time that may adversely affect its ability to satisfy customer orders. Any sustained inability to satisfy demand may have a material adverse effect on the Company's business, financial condition, results of operations and its relationships with its strategic collaborators. The possible inability to overcome these issues could result in a marked financial decline in the Company's ongoing business, and adversely affect shareholders' value.

Dependence on Key Personnel
---------------------------


The Company's success is dependent on the services of a number of members of senior management, particularly Martyn Armstrong, founder and the Company's President. The experience of these individuals will be a key contributing factor to the Company's continued success and growth. The loss of one or more of these individuals could have a material adverse effect on the Company's operations and business prospects. The Company presently carries key-man life insurance on the life of Martyn Armstrong. This reliance of a few key people presents an inherent risk to the value of the shares and the interests of the Company's shareholders.


Risks Associated with Management of Growth
------------------------------------------


To achieve its projected revenues and other targeted operating results, the Company will be required to rapidly expand its systems, procedures, controls, employee base and facilities. The success of the expansion plans will depend, in part, upon the Company's ability to continue to attract, retain and motivate key personnel. Failure to make the required expansions and upgrades could have a material adverse effect on the Company's business, financial condition, results of operations and relationships with its corporate partners. The Company's results of operations will also be adversely affected if revenues do not increase sufficiently to compensate for the increase in operating expenses resulting from any expansion and there can be no assurance that any expansion will be profitable or will not adversely affect the Company's results of operations. To the extent the Company is not profitable or its results of operations are adversely affected, shareholders' interests will also be adversely affected.


Risks Associated with Intellectual Property
-------------------------------------------

Company Technology: The Company's success is heavily dependent upon proprietary technology. To protect its proprietary technology, it relies principally upon copyright and trade secret protection. There can be no assurance that the steps taken by the Company in this regard will be adequate to prevent misappropriation or independent third-party development of its technology. Further, the laws of certain countries in which the Company sells or will sell its products do not protect software and intellectual property rights to the same extent as the laws of Canada or the United States. The Company does not include in its software any mechanism to prevent or inhibit unauthorized use, but generally requires the execution of an agreement that restricts copying and use of its products. If unauthorized copying or misuse of the Company's products were to occur to any substantial degree, its business and results of operations could be materially adversely affected.

While the disclosure and use of the Company's proprietary technology, know-how and trade secrets are generally controlled under agreements with the parties involved, there can be no assurance that all confidentiality agreements will be honored, that others will not independently develop similar or superior technology, that disputes will not arise concerning the ownership of intellectual property, or that dissemination of the Company's proprietary technology, know-how and trade secrets will not occur.


Claims by Third Parties: Although the Company believes that its products and technology do not infringe patents or other proprietary rights of third parties, there can be no assurance that third parties will not claim that the Company's current or future products infringe such rights of third parties. The Company expects that software developers will increasingly be subject to such claims as the number of products and competitors providing EDI/EC software and services grows and overlaps occur. Any such claim, with or without merit, could result in costly litigation or might require the Company or its strategic collaborators to enter into royalty or licensing agreements in order to obtain a license to continue to manufacture and market the affected products. There can be no assurance that the Company or its strategic collaborators would prevail in any such action or that any license (including licenses proposed by third parties) would be made available on commercially acceptable terms, if at all. If the Company becomes involved in litigation over proprietary rights, such action could assume a substantial portion of its managerial and financial resources, which could have a material adverse effect on the Company's business, financial condition, results of operations and relationships with its strategic collaborators. Shareholder value will be affected in a similar manner as a result.

Reliance on Third Party Vendors

The Company incorporates into its products certain software licensed to it by other software developers. Any third-party software producer does not necessarily give exclusivity. The Company attempts to take all reasonable steps to protect itself from any material adverse consequences associated with using third-party software, such as maintaining high product and customer satisfaction.

The Company is dependent on suppliers for the database software and the graphical user interface software used in its EDI products. Although the Company believes that there are other sources for these products, any significant interruption in the supply of either the database or graphical user interface products could have a material adverse impact on the Company's sales unless it can replace the functionality provided by these products.


Because the Company's products incorporate software developed and maintained by third parties, it is also dependent to a certain extent upon such third parties' abilities to enhance their current products, to develop new products on a timely and cost-effective basis and to respond to emerging industry standards and other technological changes. There can be no assurance that the Company would be able to replace the functionality provided by the third-party software currently offered in conjunction with the Company's products in the event that such software becomes obsolete or incompatible with future versions of the Company's products or is otherwise not adequately maintained or updated. The absence of, or any significant delay in the replacement of, that functionality could have a material adverse effect on the Company's sales, and shareholders' interests.


Board of Directors

With the exception of Mr. Sedun and Mr. Pierson, the Company's board of directors lacks representation by individuals with public company experience. With the exception of Mr. Armstrong, the Company's board of directors lacks representation by individuals with experience in the various channels that the Company is attempting to penetrate. The Company is in the process of inviting qualified individuals to join its board of directors, however, there can be no assurance that it will be able to attract qualified individuals who have adequate time to commit to the affairs of the Company.

Foreign Exchange Risk
---------------------


The Company carries on a significant portion of its business outside Canada. Virtually all of its sales outside of Canada are made in U.S. dollars and may be affected by fluctuating foreign exchange rates. Any weakening in the value of the U.S. dollar against the Canadian dollar would result in lower revenues for the Company when stated in Canadian dollars. To the extent the Company continues to present its financial statements in its domestic Canadian dollar currency when a substantial amount of its revenues are earned in US dollars, foreign exchange fluctuations will affect the reported profitability of the Company. Any severe fluctuations will affect shareholder value.


Risks Associated with Penny Stock Classification
------------------------------------------------

The Company's common shares are subject to "penny stock" rules as defined in 1934 Securities and Exchange Act Rule 3151-1. The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the common shares in the United States and shareholders may find it more difficult to sell their shares.


Government Regulation and Legal Uncertainties
---------------------------------------------


The Company is not currently subject to direct regulation by any governmental agency other than laws and regulations generally applicable to businesses. It is possible that a number of laws and regulations may be adopted in both the United States and Canada with particular applicability to the Internet. Governments have and may continue to enact legislation applicable to the Company in areas such as content distribution, performance and copying, other copyright issues, network security, encryption, the use of key escrow data, privacy protection, caching of content by server products, electronic authentication or "digital" signatures, illegal or obscene content, access charges and retransmission activities. The applicability to the Internet of existing laws governing issues such as property ownership, content, taxation, defamation and personal privacy is also uncertain. Export or import restrictions, new legislation or regulation or governmental enforcement of existing regulations may limit the growth of the Internet, increase the Company's cost of doing business or increase it legal exposure. To the extent any new government legislation becomes effective, this could affect shareholder value due to the increased cost of conducting normal business operations.


Year 2000 Disclosure
--------------------

Year 2000 compliance was and continues to be an issue for virtually all businesses whose computer systems and applications may require significant hardware and software upgrades or modifications. Companies, including customers of the Company, owning and operating such systems may plan to devote a substantial portion of their information systems spending to fund such upgrades and modifications, and divert spending otherwise allocated in their budgets for new software and hardware.

The Company completed a comprehensive in-house review of its software products. The review identified the need for modifications, which were completed or were in the process of being completed as of January 31, 2000.


Where practicable, the Company also undertook to mitigate any Year 2000 risks with respect to the failure of its suppliers to be Year 2000 ready. In doing so, it contacted its critical suppliers to determine if their operations and the products and services they provide were Year 2000 compliant. Assurances were provided to the Company in this regard that its critical suppliers were Year 2000 compliant. To date the Company has not experienced any Year 2000 problems or issues with respect to either its own software products or that of its suppliers, and does not expect this to be a significant risk to shareholders' interests.


USA vs. Foreign Sales/Assets
----------------------------

Substantially all of the Company's operations, assets and employees are located in Canada. For the six month period ended November 30, 1999, 34% of revenues were derived from Canadian customers, 61% from customers in the United States and 5% from customers in the rest of the world. For the nine-month period ended September 30, 1999, 42% of revenues were derived from Canadian customers, 54% from customers in the United States and 4% from the rest of the world. For the years ended December 31, 1998 and 1997, 25% and 11% of revenues were derived from Canadian customers, 74% and 86% from customers in the United States and 1% and 3% from the rest of the world respectively.

Staffing
--------


As of March 30, 2000, the Company had 25 full and part-time employees. Of these, five employees serve in a management and administration capacity, two employees serve in a sales and marketing capacity, fifteen employees serve in an engineering capacity and two employees serve in an operations capacity. These employees operate out of following three offices of the Company, located in North Vancouver, British Columbia Pleasanton California and Tacoma, Washington:

---------------- -------------- -------------- -------------- -------------- --------------

Office Location      Mgmt. &       Sales &      Engineering     Operations       Total
                      Admin       Marketing
---------------- -------------- -------------- -------------- -------------- --------------
North Vancouver        6              0             15              2             23

Washington &           0              2              0              0              2
California

Totals:                6              2             15              2             25
                      ==             ==             ==             ==             ==
---------------- -------------- -------------- -------------- -------------- --------------


The Company has four directors (of which two are officers of the Company). No person is covered by a collective bargaining agreement.

ITEM 2. DESCRIPTION OF PROPERTY
-------------------------------

Executive Offices
-----------------

The Company occupies approximately 8,000 square feet of leased space in its current headquarters at Suite 107, 980 West 1st Street, North Vancouver, British Columbia V7P 3N4. The lease is held in the name of the Company's wholly owned subsidiary, SCEC Holdings. The lease expires on March 31, 2003. A total of 23 employees operate out of this office. To accommodate future growth, the Company has secured options for expansion within the business park at its current location.


The Company also occupies (through its U.S. subsidiary, SoftCare U.S.A.) approximately 500 square feet of space in Tacoma, Washington and 500 square feet of space in Pleasanton California. The space is leased on a month-to-month basis. As of April 13, 2000, the Company also occupies (through its purchase of Financial Management Group LLC), approximately 1,000 square feet of office space in Garden Grove, California.


Sales and installations are carried out by both an in-house team and by a network of partners. The Company's partners include e-commerce service providers, business application software companies and EDI consultants located in Canada, the US and Korea. The company's engineering team comprises 60% of its staff, with management, administration and operations personnel making up another third of the company's staff. All of these employees are located in North Vancouver, British Columbia, Canada. The company's in-house sales and marketing team, which operates out of the Tacoma office, consists of one employee.

ITEM 3. LEGAL PROCEEDINGS
-------------------------

The Company does not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Company does not know of any active or pending proceedings against anyone that might materially adversely affect the Company.

ITEM 4. CONTROL OF REGISTRANT

The Registrant is a publicly owned Canadian corporation, the shares of which are owned by Canadian residents, U.S. residents, and residents of other countries. The Registrant is not controlled directly or indirectly by another corporation or any foreign government, except as described below.


As of March 30, 2000, the Company was not aware of any person holding 10% or more beneficial interest in the Registrant's outstanding stock other than those persons described below.

Table No. 2 lists, as of March 30, 2000, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

                             Table No. 2
          Shareholdings of Directors and Executive Officers

Title     Name of Beneficial   Amount and Nature of     Percent of Ownership   Percent of Class
of Class  Owner                Beneficial Ownership            (1)(2)                (2)
--------  ------------------   --------------------     --------------------   ----------------
Common    Martyn Armstrong             5,312,542(3)              34.8%                   34.8%

                                         691,426(3)
Common    Wayne Zielke                                              3%                    4.5%
                                         665,417(4)
Common    Gregg Sedun                                               4%                    4.4%
                                         264,873(3)
Common    Douglas Sarkissian                              Less than 1%                    1.7%

Common    Randall M. Pierson             100,000(4)       Less than 1%          Less than 1%

Total Directors/Officers               7,034,258                   43%                   46%



(1) This number of common shares includes currently exercisable stock options and share purchase warrants owned by each beneficial holder. It does not include common shares held by the beneficial holder as trustee.
(2)      Based on 15,287,428 common shares outstanding as of January 31, 2000.
(3) This number of common shares includes stock options to acquire an additional 200,000 common shares.
(4) This number of common shares includes stock options to acquire an additional 100,000 common shares.

ITEM 5. NATURE OF TRADING MARKET
--------------------------------

The Company's common shares trade on the Canadian Venture Exchange ("CDNX") in Vancouver, British Columbia, Canada, having the trading symbol "SCE" and CUSIP #83402E109. Table No. 3 lists the volume of trading and high, low and closing sales prices on the VSE for the Company's common shares.


                                   Table No. 3
                            Canadian Venture Exchange
                     (formerly the Vancouver Stock Exchange)
                             Stock Trading Activity


                      Day's             Day's           Day's           Day's
                     Volume              High             Low           Close

03/30/00             17,600             $4.00           $3.65           $3.75
01/31/00             93,844             $4.20           $3.71           $3.84
12/30/99             40,100             $2.00           $1.75           $2.00
 9/30/99              4,700             $1.80           $1.60           $1.70
 6/30/99(2)          20,500             $1.87           $1.85           $2.25

12/31/98                400             $1.20           $1.20           $1.20
 9/16/98                223             $0.72           $0.72           $0.72
 6/30/98             16,667             $1.74           $1.74           $1.74
 4/30/98(1)             417             $1.00           $1.00           $1.80



(1) The Company consolidated its share capital on a 6:1 basis effective as of December 1, 1998. The trading history information has been adjusted to provide for that consolidation.

(2) The Company's shares were halted for trading between March 2, 1999 and June 21, 1999 subject to the Reverse Takeover transaction and the broker-assisted private placement being completed.

Price Fluctuations, Share Price Volatility

In recent years, securities markets in Canada have experienced a high level of price and volume volatility, which have not necessarily been related to operating performance or underlying asset values on prospects of such companies. In particular, the Company's shares fluctuated from a low of $0.60 to a high of

$2.52 during 1998, and during 1999, from a low of $1.10 in December 1999 to a high of $6.75 in February 2000.

The Registrant's common shares are issued in registered form and the following information is from the Registrant's registrar and transfer agent, Pacific Corporate Trust Company, located in Vancouver, British Columbia, Canada at 830 625 Howe Street Vancouver BC V6C 3B8.


On March 30, 2000, the shareholders' list for the Registrant's common stock showed 96 registered shareholders and 15,287,428 shares issued and outstanding. Of these, 14 shareholders were U.S. residents, owning 127,949 shares representing less than 1% of the issued and outstanding shares of common stock.


The Registrant has researched the indirect holdings by depositories and other financial institutions and believes it has in excess of 300 "holders of record" of its common shares.

Based on this research and other research into the indirect holdings of other financial institutions, the Registrant believes that it has in excess of 300 beneficial owners of its common shares.

The Registrant is unaware of any active market in the United States for its common shares. The Registrant's common shares are not registered to trade in the United States in the form of American Depository Receipts (ADR's) or similar certificates.

The Registrant has not declared any dividends for the last five years and does not anticipate that it will do so in the foreseeable future. The present policy of the Registrant is to retain future earnings for use in its operations and the expansion of its business.

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS
--------------------------------------------------------------------------

There are no governmental laws, decrees or regulations in Canada relating restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of the Company's common shares. Any remittance of dividends to United States residents are, however, subject to a 15% withholding tax (10% if the shareholder is a corporation owning at least 10% of the common shares of the Company) pursuant to
Article X of the reciprocal treaty between Canada and the United States.

Except as provided in the Investment Canada Act, there are no limitations under the laws of Canada, the Province of British Columbia or in the Articles of Incorporation of the Company on the right of foreigners to hold or vote the common shares of the Company. Management believes that in the case of the common stock of the Company, there are no limitations on the rights of non-Canadians to vote the Company's common shares.

The Investment Canada Act (the "ICA"), which became effective on June 30, 1985, regulates the acquisition by non-Canadians of control of a Canadian business enterprise. In effect, the ICA required review by Investment Canada, the agency which administers the ICA, and approval by the Canadian government in the case of an acquisition of control of a Canadian business by a non-Canadian where: (i) in the case of acquisition (for example, through a share purchase or asset purchase), the assets of the business are $5 million or more in value; or (ii) in the case of an indirect acquisition (for example, the acquisition of the foreign parent of the Canadian business) where the Canadian business has assets of $50 million or more in value or if the Canadian business represents more than 50% of the assets of the original group and the Canadian business has assets of $5 million or more in value. Review and approval are also required for the acquisition or establishment of a new business in areas concerning "Canada's cultural heritage or national identity" such as book publishing, film production and distribution, television and radio, production and distribution of music, and the oil and natural gas industry, regardless of the size of the investment.

In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the ICA: (i) the acquisition of all or substantially all of the assets used in carrying on the Canadian business; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on the Canadian business; (iii) the acquisition of voting control of an entity which controls, directly or indirectly, another entity carrying on a Canadian business. An acquisition of a majority of the voting interests of an entity, including a corporation, is deemed to be an acquisition of control under the ICA. An acquisition of less than one-third of the voting shares of a corporation is deemed not to be an acquisition of control. An acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an acquisition of control unless it can be established that on the acquisition the corporation is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts, joint ventures or other unincorporated entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

In 1988, the ICA was amended pursuant to the Free Trade Agreement dated January 2, 1988, between Canada and the United States to relax the restriction of the ICA. As a result of these amendments, except where the Canadian business is in the cultural, oil and gas, uranium, financial services or transportation sectors, the threshold for direct acquisition of control by US investors and other foreign investors acquiring control of a Canadian business from US investors has been raised from $5 million to $150 million of gross assets, and indirect acquisitions are not reviewable.

In addition to the foregoing, the ICA requires that all other acquisitions of control of Canadian businesses by non-Canadians are subject to formal notification to the Canadian government. These provisions require a foreign investor to give notice in the required form, which notices are for information, as opposed to review, purposes.

ITEM 7. TAXATION
----------------

The following summary of the material Canadian federal income tax considerations generally applicable in respect of the common stock reflects the Company's opinion. The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder's particular circumstances. This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm's length with the Company, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations there under (collectively, the "Tax Act" or "ITA")and the Canada-United States Tax Convention (the "Tax Convention") as at the date of the Registration Statement and the current administrative practices of Revenue Canada, Taxation. This summary does not take into account provincial income tax consequences.

This summary is not exhaustive of all possible income tax consequences. IT IS NOT INTENDED AS LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER OF COMMON STOCK AND SHOULD NOT BE SO CONSTRUED. EACH HOLDER SHOULD CONSULT HIS OWN TAX ADVISOR WITH RESPECT TO THE INCOME TAX CONSEQUENCES APPLICABLE TO HIM IN HIS OWN PARTICULAR CIRCUMSTANCES.

Based on management's independent review, they believe that the discussion covers all material tax consequences.

Disposition of Common Shares
----------------------------
If a non-resident were to dispose of common shares of the Company to another Canadian corporation which deals or is deemed to deal on a non-arm's length basis with the non-resident and which, immediately after the disposition, is connected with the Company (i.e., which holds shares representing more than 10% of the voting power and more than 10% of the market value of all issued and outstanding shares of the Company), the amount by which the fair market value of any consideration (other than any shares of the purchaser corporation) exceeds the paid-up capital of the common shares sold will be deemed to be taxable as a dividend paid by the purchasing corporation, either immediately or eventually by means of a deduction in computing the paid-up capital of the purchasing corporation, and subject to withholding taxes as described below.

Under the Tax Act, a gain from the sale of common shares by a non-resident will not be subject to Canadian tax, provided the shareholder (and/or persons who do not deal at arm's length with the shareholder) have not held a "substantial interest" in the Company (25% or more of the shares of any class of the Company's stock) at any time in the five years preceding the disposition. Generally, the Tax Convention will exempt from Canadian taxation any capital gain realized by the resident of the United States, provided that the value of the common shares are not derived principally from real property situated in Canada.

Dividend
--------
In the case of any dividends paid to non-residents, the Canadian tax is withheld by the Company, which remits only the net amount to the shareholder. By virtue of Article X of the Tax Convention, the rate of tax on dividends paid to residents of the United States is generally limited to 15% of the gross dividend (or 5% in the case of certain corporate shareholders owning at least 10% of the Company's voting shares). In the absence of the treaty provisions, the rate of Canadian withholding tax imposed on non-residents is 25% of the gross dividend. Stock dividends received by non-residents from the Company are taxable by Canada as ordinary dividends to the extent of the increase in the paid-up capital of the class of stock issued.

Where a holder disposes of common shares to the Company (unless the Company acquired the common shares in the open market in the manner in which shares would normally be purchased by any member of the public) a dividend will be deemed to have been paid to the US holder equal to the amount by which the consideration paid by the Company exceeds the paid-up capital of such stock and the amount of such dividend will be subject to withholding tax as described above.

Capital Gains
-------------
A non-resident of Canada is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a class that is listed on a prescribed stock exchange unless the share represents "taxable Canadian property" to the holder thereof. A common share of the Company will be taxable

Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm's length, or the non-resident holder and persons with whom he/she did not deal at arm's length owned 25% or more of the issued shares of any class or series of the Company. In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian tax will be payable on a capital gain realized on such shares by reason of the Tax Convention unless the value of such shares is derived principally from real property situated in Canada or the non-resident holder previously held the shares while resident in Canada. However, in such a case, certain transitional relief under the Treaty may be available.

United States Federal Income Tax Consequences
---------------------------------------------
The following is a discussion of material United States Federal income tax consequences, under the law, generally applicable to a US Holder (as defined below) of common shares of the Company. This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a US Holder. In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended ("the Code"), Treasury Regulations, published Internal Revenue Service ("IRS) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time. In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of the Company should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

This discussion is based on management's independent review and not the opinion of counsel. Management believes that the discussion covers all material tax consequences.

U.S. Holders
------------
As used herein, a ("U.S. Holder") includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof and any other person or entity whose ownership of common shares of the Company is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of common shares of the Company is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

Distribution on Common Shares of the Company
--------------------------------------------
U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal Income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder, which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a US Holder that is a corporation.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

A U.S. Holder will have a cost basis in the common shares equal to his or her purchase price for U.S. federal income tax purposes

Foreign Tax Credit
------------------

A U.S. Holder who pays (or has withheld from distribution) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his/her or its application of this limitation. The various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances. No foreign tax credit is allowed for any taxes paid or accrued with respect to the U.S.-source portion of any dividend received by such a 10%-shareholder corporation. For individuals whose entire income from sources outside the United States consisting of passive income, the total amount of creditable foreign taxes paid or accrued during the taxable year does not exceed $300 ($600 in the case of a joint return) and an election is made under section 904(j), the limitation on credit does not apply.


Disposition of Common Shares of the Company
-------------------------------------------

Subject to the discussion below of the consequences of the Company being treated as a Passive Foreign Investment Company or a Foreign Investment Company, a U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Company. This gain or loss will be capital gain or loss if the common shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders, which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders, which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations
--------------------
In the following circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company.

Foreign Personal Holding Company
--------------------------------
If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company's outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Company's gross income for such year was derived from certain passive sources (e.g. dividends, interest, royalties and rents) the Company would be treated as a "foreign personal holding company." In that event, U.S. Holders that hold common shares of the Company would be required to include in gross income for such year their allowable portions of such passive income to the extent the Company does not actually distribute such income.

Foreign Investment Company
--------------------------
If 50% or more of the combined voting power or total value of the Company's outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a "foreign investment company" as defined in Section 1298(b)(6) of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company
----------------------------------
As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1296 of the Code, depending upon the percentage of the Company's assets, which is held for the purpose of producing passive income A foreign corporation that qualifies as a Controlled Foreign Corporation ("CFC") will not be treated as a PFIC with respect to a shareholder during the portion of the shareholder's holding period after December 31, 1997, during which the shareholder is a10% U.S. shareholder and the corporation is a CFC. The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to the shareholders that are less than 10% U.S. shareholders.

U.S. Information Reporting and Backup Withholding. Dividends are generally subject to the information reporting requirements of the code. Dividends may be subject to backup withholding at the rate of 31% unless the holder provides a taxpayer identification number on a properly completed Form W-9 or otherwise establishes an exemption.

The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the United States Investor's federal income tax liability.

Filing of Information Returns. Under a number of circumstances, a United States Investor acquiring shares of the Company may be required to file an information return at the Internal Revenue Center where they are required to file their tax returns with a copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% of more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and United States Investors should consult their own tax advisors concerning these requirements.

Certain United States income tax legislation contains rules governing PFICs, which can have significant tax effects on U.S. Shareholders of foreign corporations. These rules do not apply to non-U.S. shareholders. Section 1296 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income", which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value or, if the Company is a controlled foreign corporation or makes an election, by adjusted tax basis, of its assets that produce or are held for the production of "passive income", is 50% or more.

A U.S. shareholder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. Federal income taxation under one of two alternative tax regimes at the election of each such U.S. shareholder. The following is a discussion of such two alternative tax regimes applied to such U.S. shareholders of the Company.

A U.S. shareholder who elects in a timely manner to treat the Company as a Qualified Electing Fund ("QEF"), as defined in the Code (an "Electing U.S. Shareholder"), will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro-rata share of the Company's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Shareholder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Shareholder, in each case, for the shareholder's taxable year in which (or with which) the Company's taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Shareholder to (i) generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital, (ii) treat his share of the Company's net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company's annual realized net capital gain and ordinary earnings subject, however, to an interest charge on the deferred taxes. If the Electing U.S. Shareholder is not a corporation, such an interest charge would be treated generally as "personal interest" that can be deducted only when it is paid or accrued.
The procedures a U.S. Shareholder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. Shareholder's holding period in which the Company is a PFIC. If the U.S. Shareholder makes a QEF election in such first year, i.e. a timely QEF election, then the U.S. Shareholder may make the QEF election by simply filing the appropriate documentation at the time the U.S. Shareholder files its tax return for such first year. If, however, the Company qualified as a PFIC in a prior year during such shareholder's holding period, then in addition to filing documents, the U.S. Shareholder must elect to recognize (i) (under the rules of Section 1291 discussed below), any gain that he would otherwise recognize if the U.S. Shareholder sold his stock on the application date or (ii) if the Company is a controlled foreign corporation, and such shareholder so elects, his/her allocable portion of the Company's post-1986 earnings and profits.

When a timely QEF election is made, if the Company no longer qualifies as a PFIC in a subsequent year, normal code rules will apply. It is unclear whether a new QEF election is necessary if the Company thereafter re-qualifies as a PFIC. U.S. Shareholders should seriously consider making a new QEF election under those circumstances.

If a U.S. Shareholder does not make a timely QEF election in the year in which it holds (or is deemed to have held) the shares in question and the Company is a PFIC, then special taxation rules under Section 1291 of the Code will apply to
(i) gains realized on disposition (or deemed to be realized by reason by of a pledge) of his/her common shares and (ii) certain "excess distributions", as specially defined, by the Company.

Non-electing U.S. shareholders generally would be required to pro-rate all gains realized on the disposition of his/her common shares and all excess distributions over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Company during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Shareholder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such tax liability had been due with respect to each such prior year. A Non-electing US Shareholder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is partially or wholly non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-electing U.S. Shareholder holds common shares, then the Company will continue to be treated as a PFIC with respect to such common shares, even if it is no longer by definition a PFIC. A Non-electing U.S. Shareholder may terminate this deemed PFIC status by electing to recognize a gain (which will be taxed under the rules discussed above for Non-electing U.S. Shareholders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Shareholders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.

Because the Company's shares are "marketable" under section 1296(e), if the Company is a PFIC with respect to a U.S. Investor, the U.S. Investor may elect to mark the stock to market each year. In general, a PFIC shareholder who elects under section 1296 to mark the marketable stock of a PFIC includes in income each year an amount equal to the excess, if any, of the fair market value of the PFIC stock as of the close of the taxable year over the shareholder's adjusted basis in such stock. A shareholder is also generally allowed a deduction for the excess, if an, of the adjusted basis of the PFIC stock over the fair market value as of the close of the taxable year. Deductions under this rule, however, are allowable only to the extent of any net mark to market gains with respect to the stock included be the shareholder for prior taxable years, While the interest charge regime under the PFIC rules generally does not apply to distributions from and dispositions of stock of a PFIC where the U.S. Investor has elected to mark the stock to market, coordination rules for limited application will apply in the case of a U.S investor that marks to market PFIC stock later than the beginning of the shareholder's holding period for the PFIC stock.

Certain special, generally adverse, rules will apply with respect to the common shares while the Company is a PFIC whether or not it is treated as a QEF. For example under Section 1297(b)(6) of the Code, a US Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.

Management believes that the Company was a PFIC for the year ended April 30, 1997.

The foregoing discussion is based on existing provisions of the Code, existing and proposed regulations there under, and current administrative ruling and court decisions, all of which are subject to change. Any such change could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance any of these proposed regulations will be enacted or promulgated and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. persons who are shareholders of the Company are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in the Company.

Controlled Foreign Corporation
If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of stock of the Company or the total value of the stock of ("United

States Shareholder") the Company then the Company could be treated as a "controlled foreign corporation" under Subpart F of the Code. This classification would effect many complex results including the required inclusion by such United States shareholders in income of their pro rata shares of "Subpart F income" (as specially defined by the Code) of the Company and the Company's earnings invested in US property and earnings invested "excess passive assets" (as specifically defined by the Code). In addition, under Section 1248 of the Code, gain from the sale or exchange of common shares of the Company by a U.S. person who is or was a United States shareholder (as defined in the Code) at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged. Because of the complexity of Subpart F., and because it is not clear that the Company is a controlled foreign corporation, a more detailed review of these rules is outside of the scope of this discussion.

ITEM 8. SELECTED FINANCIAL DATA
-------------------------------

The selected financial data set forth for the six months ended November 30, 1999 and 1998 are derived from the Company's unaudited financial statements. The selected financial data of the Company for the nine months ended September 30, 1999, and for the years ended December 31, 1998 and 1997 was derived from the audited financial statements of the Company. The selected financial data set forth for the seven months ended December 31, 1996 and for the years ended May 31, 1996 and May 31, 1995, are derived from the Company's unaudited financial statements, not included herein.

Certain information in Table No. 4 was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading ITEM 9., "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS".


The fiscal year end of the Company was changed from March 31, to May 31, effective May 31, 1999. The fiscal year end of the deemed acquiror, SoftCare Electronic Commerce Inc. was also changed to May 31, effective May 31, 1999.


Reference is made to Note 20 of the audited financial statements of the Company included herein for a discussion of the differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's financial statements.

The Acquisition of SoftCare by the Company was completed at the close of business on June 18, 1999. The Acquisition has been accounted for as a Reverse Takeover transaction as of that date. The consolidated financial information in Table 4 includes the results of operations of Softcare EC.com Inc. from June 19, 1999. All prior financial information presented is consolidated financial information of SoftCare, which is considered to be the acquiring company for accounting purposes.

                             Softcare EC. Com, Inc.
                                   Table No. 4
                             Selected Financial Data
                      (CDN$ in 000, except per share data)


                                6 Months     6 Months     9 Months    Year         Year     7 Months       Year        Year
                                 Ended        Ended        Ended      Ended        Ended      Ended        Ended       Ended
                               Nov 30/99    Nov 30/98    Sept 30/99  Dec 31/98   Dec 31/97(1)Dec 31/96   May 31/96   May 31/95
                               ------------ ------------ ----------- ----------- ----------- ----------- ------------ -----------
Revenue                        $       439  $       535  $      682  $      849  $    1,997  $      268  $      604   $      616
Net Earning (loss)             $    (2,045) $      (484) $   (3,014) $   (1,131) $      423  $     (288) $     (159)  $        5
Pro Forma Basic Earnings (Loss)
Per Share (2)                  $     (0.17) $     (0.05) $    (0.29) $    (0.13) $     0.05  $    (0.04) $   (19.63)  $    (0.66)
Dividends per Share            $         -  $         -  $        -  $        -  $        -  $        -  $        -   $        -
Weighted Average Number of      12,199,102    8,961,526  10,555,717   8,961,526   8,885,940   6,813,987       8,093        8,093
Shares, CDN GAAP (2)
Working Capital                $     2,060  $       688  $    2,492  $      519  $    1,753  $     (600) $     (236)  $     (199)
Long Term Debt (4)             $       146  $       210  $      161  $      204  $      281  $      348  $      151   $        -
Shareholders' Equity CDN GAAP  $     2,072  $       655  $    2,491  $      475  $    1,606  $     (829) $     (316)  $     (157)
Total Assets CDN GAAP          $     2,803  $     1,182  $    3,109  $    1,035  $    2,217  $      417  $      249   $      217
Net Earnings (Loss) U.S. GAAP  $    (2,066) $     (484)  $   (3,035) $   (1,131) $      423  $     (288) $     (159)  $        5
Pro Forma Basic Earnings (Loss)$     (0.18) $     (0.05) $    (0.31) $    (0.13) $     0.05  $    (0.04) $   (19.63)  $    (0.66)
Per Share, U.S. GAAP (2)(3)
Weighted Average Number of      11,199,102    8,961,526    9,925,679  8,961,526   8,885,940   6,813,987       8,093        8,093
Shares U.S. GAAP (2)(3)
Shareholders' Equity U.S. GAAP $     2,072  $       655  $    2,491  $      475  $    1,606  $     (829) $     (316) $      (157)
Total Assets U.S. GAAP         $     2,803  $     1,182  $    3,109  $    1,035  $    2,217  $      417  $      249  $       217

(1) By Articles of Amalgamation dated February 1, 1997, Norgate Holdings Inc. and SoftCare Consulting Inc. amalgamated and continued under the name SoftCare Electronic Commerce Inc. from that date.

(2) Pro forma earnings (loss) per share calculations for the periods presented give retroactive effect to the exercise of the 11,000,000 Special Warrants and the issuance of Common shares on the June 18, 1999 Acquisition date. Stock options and warrants in addition to those issued as a result of the Acquisition are anti-dilutive for the period ended September 30, 1999 and the year ended December 31, 1998, accordingly, pro forma fully diluted earnings (loss) per share does not differ from pro forma basic earnings (loss) per share for the periods presented. There were no options or warrants outstanding for the periods ended December 31, 1997 and prior.

(3) Under U.S. GAAP, the weighted average number of shares used in the calculation of pro forma basic and fully diluted earnings (loss) per share exclude performance-based Common shares under the Company's Employee Share Bonus Plan.

Under U.S. GAAP, the weighted average number of shares used in the calculation of diluted earnings (loss) per share would be calculated by the treasury stock method whereby it is assumed that proceeds received from the Company from the exercise of dilutive securities are used to repurchase outstanding shares in the market. As the effect of options and common share purchase warrants are anti-dilutive, diluted loss per share does not differ from basic loss per share.

(4) Long Term Debt includes long-term debt, obligations under capital leases and redeemable Class A Preference share obligations with a maturity greater than one year. The current portion of these obligations, which is due in less than one year, has not been included herein.

ITEM 9.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
----------------------------------------------------------
CONDITION AND RESULTS OF OPERATION
----------------------------------

The following discussion relates to the financial condition, changes in financial condition and results of operations of the Company and its subsidiaries SoftCare, SCEC Holdings, SCC Holdings and SoftCare U.S.A. for the six months ended November 30, 1999 and 1998, the nine months ended September 30, 1999, and the years ended December 31, 1998 and 1997. The discussion should be read in conjunction with the financial statements of the Company and related notes included therein. The Company, its wholly owned subsidiary, SoftCare, and SoftCare's wholly owned subsidiaries SCC Holdings, SCEC Holdings and Softcare U.S.A. are also hereinafter for the purposes of this Item 9, collectively referred to as the "Company" or the "Registrant."

The Company also owns 100 percent of Bus Holdings Corporation, an Anguilla company. This company is not commercially active, has no assets or liabilities, and has been effectively abandoned by the Company.

The Company develops and markets EC and EDI software that facilitates business to business e-commerce. The Company's initial EDI product, TradeLink, developed in 1992, enables the electronic transmission of business documents. The Company's new line of electronic commerce software, packaged as Open|EC Electronic Commerce Platform (the "Open|EC Platform") was completed in 1999. The new Open|EC Platform facilitates business to business electronic transactions using public networks and browser technology.

The Open|EC Product is the Company's primary product focus. The Company has developed certain applications to support its Open|EC Platform and has identified further applications for possible future development. While the Company may develop these applications, there can be no assurance that such products, once completed, will meet customer requirements, overall market requirements, or that the products will perform in a satisfactory manner.

Six Months Ended November 30, 1999 and 1998
-------------------------------------------

As of November 30, 1999, the Company had $147,394 in cash and cash equivalents compared with $556,552 as of November 30, 1998. The Company's working capital at the end of the six-month period was $2,059,852 compared with $687,690 as at November 30, 1998. Short-term investments as at November 30, 1999, were $2,206,674 compared with $nil as at November 30, 1998. Capital assets, which represents net book value of computer and testing equipment, computer software and office equipment were $158,286 as at November 30, 1999 compared with $176,816 as at November 30, 1998. The Company has a $150,000 revolving credit facility with Toronto Dominion Bank, of which $155,000 was advanced ($5,000 in excess of its limit) as at November 30, 1999 compared with $nil as at November 30, 1998. Advances on the credit line are payable on demand and carry an interest rate at the bank's prime lending rate plus 1.5%. As at November 30, 1999 and 1998, the Company had not pledged any of its assets as security for the line of credit.

During the six-month period ended November 30, 1999, the Company issued 11,000,000 Special Warrants in exchange for all of the issued and outstanding common shares of Softcare Electronic Commerce Inc. pursuant to the reverse takeover agreement effective June 18, 1999, for net assets with an estimated fair market value of $1,159,916. During the six-month period ended November 30, 1999, the Company also issued 2,000,000 Private Placement Special Warrants for net proceeds after commissions and issuance costs of $2,720,000 cash, pursuant to a broker-assisted private placement.

Nine Months Ended September 30, 1999
------------------------------------

As of September 30, 1999, the Company had $105,272 in cash and cash equivalents. The Company's working capital at the end of the nine-month period was $2,491,518. Short-term investments at September 30, 1999, were $2,501,281. Capital assets, which represent net book value of computer and testing equipment, computer software and office equipment were $160,214 at September 30, 1999. The Company has a $150,000 revolving credit facility with Toronto Dominion Bank, of which $80,000 was advanced as at September 30, 1999. Advances on the credit line are payable on demand and carry an interest rate at the bank's prime lending rate plus 1.5%. As at September 30, 1999, the Company had not pledged any of its assets as security for the line of credit.

During the nine-month period ended September 30, 1999, the Company issued 11,000,000 Special Warrants in exchange for all of the issued and outstanding common shares of Softcare Electronic Commerce Inc. pursuant to the Acquisition agreement effective June 18, 1999, for net assets with an estimated fair market value of $1,159,916. During the nine-month period ended September 30, 1999, the Company also issued 2,000,000 Special

Warrants for net proceeds after commissions and issuance costs of $2,720,000 cash, pursuant to a broker-assisted private placement together with the noted Special Warrants to Golden Securities and M. Townshend.

Years Ended December 31, 1998 and 1997
--------------------------------------

The Company's cash and cash equivalent position at December 31, 1998 was $487,198 compared to $977,672 at December 31, 1997. As at December 31, 1998, the Company had working capital of $518,505, compared with working capital of $1,783,472 at December 31, 1997. Capital assets, which represent net book value of computer and testing equipment, computer software and office equipment were $160,175 at December 31, 1998 compared with $132,562 at December 31, 1997. The Company has a $150,000 revolving credit facility with Toronto Dominion Bank, of which $25,000 was advanced as at December 31, 1998 and $52,602 as at December 31, 1997. Advances on the credit line are payable on demand and carry an interest rate at the bank's prime lending rate plus 1.5%. As at September 30, 1999, the Company had not pledged any of its assets as security for the line of credit.

During the year ended December 31, 1997, Norgate Holdings Inc. and SoftCare Consulting Inc. amalgamated and continued under the name SoftCare Electronic Commerce Inc. from February 1, 1997.

Results of Operations
---------------------

The Company generated revenue through product sales, services and maintenance contracts. Product sales were derived through two alternative fee structures: licensing fees and software royalties. Service and maintenance contracts are generally entered into at the time a product sale is closed.


Sales of Tradelink, consulting and training fees and maintenance fees are due upon receipt of the invoice. No extensions are offered. Terms of payment with respect to the Company's Open|EC product are determined during contract negotiations. Generally, the terms require a fee to be paid upon signing the contract and the balance due upon completion of a successful installation.


Six Months Ended November 30, 1999 and 1998
-------------------------------------------

Revenue for the six months ended November 30, 1999 was $439,438, compared with $535,474 for the same period ended November 30, 1998, a decrease of approximately 17.9%. The decrease in revenue was primarily due to a change in its sales efforts from the Company's existing products towards its new Open E|C product which commenced in June 1999. Sales of the new Open E|C product to November 30, 1999 were approximately $30,000 since it was first marketed in June 1999.

Salaries and wages for the six months ended November 30, 1999 were $825,256, compared with $383,416 for the same period ended November 30, 1998. The increase was due to the Company's increased research and development efforts to complete the initial Open E|C product set and to expand its marketing and sales efforts. A comparison of the six-month period ended November 30, 1999 with the six months ended November 30, 1998 reflects this trend, with an increase in salaries and wages of 115.2%.

Other compensation relates to the estimated fair market value of options granted to employees of the Company as consideration for services rendered during the five months ended September 1999. Prior to and in anticipation of the Acquisition transaction, options to acquire 246,946 common shares of Softcare valued at $1,280,000 were granted to employees. These options were exercised on the reverse take-over date for cash proceeds of $247 resulting in a charge to income equal to the excess value of Common shares over cash received of $1,279,753. During the period ended May 31, 1999, the Company recorded $418,220 of this charge, and the remainder during the six months ended November 30, 1999.

Selling expenses for the six months ended November 30, 1999 were $65,700, compared with $149,294 for the same period ended November 30, 1998, demonstrating an overall reduction in the Company's selling expenses of 56.0%. The decrease reflects the Company's reduced sales efforts for its older TradeLink EDI product set, as it focused on completing the development of its initial Open E|C product set.

General and administrative expenses for the six months ended November 30, 1999 were $695,080, compared with $450,071 for the same period ended November 30, 1998. A comparison of the six-month period ended November 30, 1999 with the same period ended November 30, 1998 shows an increase of 54.4%. The increase was primarily due to the cost of increased administration and professional fees required to investigate possible financing arrangements.

Depreciation and amortization for the six months ended November 30, 1999 was $36,760 compared with $36,565 for the same period ended November 30, 1998. The increase reflects the Company's continuous upgrading of its computer hardware, software and related equipment.

Nine Months Ended September 30, 1999
------------------------------------

Revenue for the nine months ended September 30, 1999 was $682,426 which represents 80.3% of total revenue for the year ended December 31, 1998, of $849,433. The increase in revenue was primarily due to revenue from initial sales of the Company's new Open E|C product which commenced in June 1999.


During the nine months ended September 30, 1999, the Company did encounter instances of delays in collecting a select few, larger than average receivables. The delay in collection was due in part to staff turnover in both sales and administrative positions responsible for the management of receivables. As these positions were subsequently filled, the administrative structure of the Company is now intact to enable more attention to the collection of its receivables. Management has also since instituted more rigorous procedures, and devoted more resources to monitor accounts, and to contact delinquent customers. The Company also intends to maintain a more concrete policy of denying customer service support to delinquent customers.


Salaries and wages for the nine months ended September 30, 1999 were $1,430,767, an amount that exceeded the total for salaries and wages for the year ended December 31, 1998 by $221,469. The increase was due to the Company's increased development efforts to complete the initial Open E|C product set. Salaries and wages are expected to grow in future periods as the Open E|C business continues to grow.

Other compensation relates to the estimated fair market value of options granted to employees of the Company as consideration for services rendered during the five months ended September 1999. Prior to and in anticipation of the Acquisition transaction, options to acquire 246,946 Common shares of Softcare valued at $1,280,000 were granted to employees. These options were exercised on the Acquisition date for cash proceeds of $247 resulting in a charge to income equal to the excess value of Common shares over cash received of $1,279,753.

Selling expenses for the nine-month period ended September 30, 1999 totaled $115,200. This reflects approximately 71.8% of total selling expenses for the year ended December 31, 1998, reflecting a decrease in overall selling expenses for the period ended September 30, 1999. The decrease reflects the Company's reduced sales efforts for its older TradeLink EDI product set as it focused on completing the development of its initial Open E|C product set.

At $804,697, general and administrative expenses for the nine months ended September 30, 1999 already exceeded general and administrative costs for the year ended December 31, 1998 by $267,486. The increase was primarily due to the cost of administration and consulting required as a consequence of the Company's investigation into financing alternatives and recruitment of executive and management personnel.
Depreciation and amortization as at the nine months ended September 30, 1999 was $56,211. This reflects approximately 73.1% of total depreciation and amortization for the year ended December 31, 1998, of $76,887.

Fiscal Years Ended December 31, 1998 and 1997
---------------------------------------------

Revenue for the year ended December 31, 1998 was $849,433, compared with $1,997,565 for the year ended December 31, 1997. The decrease in the period revenue was primarily due to contract revenue of approximately $1,300,000 earned in 1997 under the Co-operation Agreement with TRW, which was not repeated in 1998 due to the cancellation of the Co-operation Agreement. (The TRW contract revenue was approximately $100,000 during the year ended December 31, 1998).

Salaries and wages increased to $1,209,298 at December 31, 1998, from $756,585 at December 31, 1997. The increase was due to the Company's increased sales, marketing, and research and development efforts to complete the initial Open E|C product set.

Selling expenses for the year ended December 31, 1998 were $160,476 compared with $127,472 for the year ended December 31, 1997. The increase in 1998 was primarily as a result of the Company's increased trade show participation and advertising.

General and administrative expenses reduced from $627,100 for the year ended December 31, 1997, to $537,211 for the year ended December 31, 1998. This was primarily due to the decrease in administration and professional fees that were incurred in 1997 as a result of moving the Company's head office to its North Vancouver location and certain general financing costs incurred in preparation of the common share private placement.

Depreciation and amortization at December 31, 1998 was $76,887, compared with $52,603 at December 31, 1997. This reflects the depreciation and amortization expense of capital assets acquired in 1997 for a full year in 1998, plus $104,500 of additional capital assets acquired in 1998.

Liquidity and Capital Resources
-------------------------------

Because the Company has experienced negative cash flow from operations it has had to rely on debt and equity financing for cash required for operations. The Company's ability to achieve profitability and positive cash flow from operations has been dependent upon numerous factors. These factors include its ability to attract strategic corporate partners for the development, marketing, distribution, and sale of its software products, the progress of its research and development programs and its ability to protect its proprietary rights over product names and trademarks. To date the Company has been able to achieve certain milestones in its efforts to combat these dependant factors including the registration of its trademark Open|EC, expanded sales force into the United States, continued innovation from research and development and building contacts and alliances with many potential strategic corporate partners.

As at November 30, 1999, the Company had cash and cash equivalents of $147,394 plus short-term investments of $2,206,674 invested in Government of Canada Treasury Bills. The Company also has the potential to raise future capital through the exercise of warrants, directors' stock options and agents' warrants. To date it has received $125,000 upon the exercise of Private Placement Warrants and $5,400 from the exercise of Agent's Warrants. However, there is no assurance that the exercise of warrants will occur or that directors or agents will exercise their options. Nevertheless, the Company believes that existing cash and other working capital will be sufficient to carry out operations during the next twelve months.

ITEM 10. DIRECTORS AND OFFICERS OF THE REGISTRANT
-------------------------------------------------


Table No. 5 lists the names of the Directors of the Company as at March 30, 2000. The Directors have served in their respective capacities since their election and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.


                             Table No. 5 - Directors

Director's Name               Age                  Date First
                                                   Elected or
                                                    Appointed
--------------------          ---                   ----------
Martyn Armstrong (1)           43                   June 1999
Wayne Zielke (1)               45                   June 1999
Randall M. Pierson             54               February 2000
Gregg Sedun (1)                41               February 1997

(1) Also a member of the Audit Committee



Table No. 6 lists the names of the Executive Officers of the Company as at March 30, 2000. The Executive Officers are appointed by the Directors and serve until the earlier of their resignation or removal with or without cause by the Directors.


                                   Table No. 6
                               Executive Officers


Name                  Age    Title                         Date First Affiliated
Martyn Armstrong      43     President                                 June 1999
Douglas Sarkissian    47     Secretary                                 June 1999
Wayne Zielke          45     Chief Financial Officer                   June 1999
Sted Chen             33     VP, Engineering                         August 1993
Tim Winchester        53     VP, Sales                              January 1999
Ross Casabonne        49     VP, Latin American Business              April 2000
                             Development
Michael Cobban        43     Manager, Client Services                  June 1994

No Director and/or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he/she is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business.

There are no family relationships between any two or more Directors or Executive Officers. There are no material arrangements or understandings between any two or more Directors or Executive Officers.

ITEM 11. COMPENSATION OF OFFICERS AND DIRECTORS
-----------------------------------------------

The Company has no formal plan or standard arrangements for compensating its Directors for their service in their capacity as Directors other than the granting of stock options; refer to ITEM 12. "OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES".

The Company also may grant stock options to Executive Officers and employees; refer to ITEM 12. "OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES".

Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.

During the fiscal year ended December 31, 1999, the Company paid a total of $280,761 to Directors/Officers of the Company for legal, accounting and advisory services and $220,000 in salary.

No funds were set aside or accrued by the Company during Fiscal 1999 to provide pension, retirement or similar benefits for Executive Officers or Directors.

The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 1999 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds U.S.$60,000 per Executive Officer, except that Martyn Armstrong is entitled to 18 months compensation for termination in lieu of notice.

Except for the stock option program discussed in ITEM #12, the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Executive Officers or Directors.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES
-----------------------------------------------------------------------

Stock Options to purchase securities from the Company are granted to Directors and Employees of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the Canadian Venture Exchange. Stock options must be approved by the Company's shareholders at an Annual General Meeting. The Company has no formal written stock option plan.

Under the Canadian Venture Exchange (formerly the Vancouver Stock Exchange) guidelines, stock options for up to 10% of the number of issued and outstanding common shares may be granted from time to time, provided that stock options in favor of any one individual may not exceed 5% of the total issued and outstanding common shares of the Company. No stock option granted under the stock option program is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable for a maximum of five years only by such optionee, and only while the optionee remains a director or employee of the Company.

The exercise price of all stock options granted under the stock option program must be at least equal to the fair market value of such shares of common shares for the 10 trading days on the CDNX as is applicable at the time, immediately preceding the day on which the Directors granted and publicly announced the stock options.


The names and titles of the Directors and Executive Officers of the Registrant to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 7 as of March 30, 2000, as well as the number of options granted to Directors and all employees as a group. The exercise price of the options is stated in Canadian Dollars.


                                   Table No. 7
                            Stock Options Outstanding

Name                     Title                  No. Shares of      Exercise     Expiry Date
                                                Common Stock         Price

Martyn Armstrong         President, Director         200,000          $1.50      04/15/2004
Wayne Zielke             Director                    200,000          $1.50      04/15/2004
Douglas Sarkissian       Secretary                   200,000          $1.50      04/15/2004
Gregg Sedun              Director                    100,000          $1.50      04/15/2004
David DeWitt             Employee                    100,000          $1.50      04/15/2004
Randall M. Pierson       Director                    100,000          $3.90      02/01/2005
Clive Massey             Consultant                   90,000          $1.50      11/15/2004
                                                      --
                                                   ---------
 Total Officers/Directors/Employees                  990,000
                                                     =======
 Total Officers/Directors (5 persons)                800,000
                                                     =======
 Total Employees (2 persons)                         190,000
                                                     =======



ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS
-------------------------------------------------------

None of the persons who were directors or officers of the Company at any time during the Company's last fiscal year, the insiders of the Company or the associates or affiliates of those persons has had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, except for the following:

Pursuant to the Share Purchase Agreement, the Company entered into the Armstrong Employment Agreement dated April 15, 1999 between the Company and Martyn Armstrong. Pursuant to the Armstrong Employment Agreement the Company employs Mr. Armstrong to act as President of the Company in consideration of which Mr. Armstrong receives a gross annual salary of CDN$220,000 per annum payable in equal monthly installments. The Armstrong Employment Agreement has a three year term and is automatically renewed thereafter from year to year, subject to the ability of either the Company or Mr. Armstrong to decline to renew by giving written notice thirty days prior to the renewal date. The Armstrong Employment Agreement includes confidential information, trade secrets and non-competition clauses. The Armstrong Employment Agreement can be terminated by the Company upon 18 months written notice by the Company to Mr. Armstrong, or upon payment of salary in lieu of such notice.

In addition to the Armstrong Employment Agreement, the following agreements have been entered into by the Company:

1. An employment agreement (the "Sedun Employment Agreement") dated April 12, 1999 with Gregg Sedun. Under the terms of the Sedun Employment Agreement Mr. Sedun agreed to provide advice to SoftCare regarding general corporate development, equity and debt financing and other matters relating to the financial affairs of the Company. As remuneration for those services Mr. Sedun received, in lieu of a salary for the first five months of the term of the Sedun Employment Agreement, options (the "SoftCare Options") to acquire 123,473 shares in the capital of SoftCare at a nominal price per share. Any shares in SoftCare acquired by Mr. Sedun upon the exercise of the SoftCare Options were exchanged for common shares of the Company on the date the Acquisition was completed;

2.       An employment agreement dated April 12, 1999 with David De Witt;

3.       An employment agreement dated April 12, 1999 with Wayne Zielke; and

4.       An employment agreement dated April 12, 1999 with Doug Sarkissian.

Other than as disclosed above, there have been no transactions which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

                                     PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED
---------------------------------------------------

The authorized capital of the Company consists of 100,000,000 shares of common shares without par value. The Company has only one kind and class of shares and there are no unusual rights or restrictions attached to that class. As of the nine months ended September 30, 1999, the Company had a total of 1,414,762 common shares issued and outstanding. All of the issued common shares of the Company are fully paid and are not subject to any future call or assessment.

The Company obtained a receipt from the British Columbia Securities Commission for filing of its Annual Information Form effective October 21, 1999. As a result of the delivery of this receipt, the Company has completed it prospectus level disclosure requirements, subject to ongoing filing requirements with the Vancouver Stock Exchange, arising out of the Acquisition that took place June 18, 1999. The hold period for common shares issued upon the exercise of the Special Warrants, the 2,000,000 Private Placement Special Warrants, the Golden Special Warrants and the Townshend Special Warrants issued on the private placement and the share exchange was four months from the closing date of June 18, 1999. Therefore 2,000,000 common shares have been issued as free trading to investors in exchange for the 2,000,000 Special Warrants issued on the Private Placement. In addition, 10,000,000 common shares have been issued to former shareholders subject to the agreed pooling arrangements in exchange for the 10,000,000 Special Warrants issued pursuant to the Acquisition agreement. The 35,000 Townsend Special Warrants and the 16,666 Golden Special Warrants issued for services rendered, were exercised for an equivalent number of common shares of the Company.

All of the authorized shares of common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in a distribution of assets. The holders of the common shares are entitled to receive notice of all meetings of shareholders and to attend and vote the shares at the meetings. Each common share carries with it the right to one vote on all matters to be acted upon by the shareholders. Holders of common shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available thereof.

Upon liquidation, dissolution or winding up of the Company, holders of common shares are entitled to receive pro rata the assets of the Company, if any, remaining after payments of all debts and liabilities. No shares have been issued subject to call or assessment. There are no preemptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the Company Act of British Columbia ("the Company Act"). Unless the Company Act or the Company's Articles or Memorandum otherwise provide, any action to be taken by a resolution or the members may be taken by an ordinary resolution by a vote of a majority or more of the shares represented at the shareholders' meeting.

The Company's Articles and the Company Act contain provisions that require a "special resolution" for effecting certain corporate actions. Such a "special resolution" requires a three-quarters vote of shareholders rather than a simple majority for passage. The principal corporate actions that require a "special resolution" include:

a. Transferring the Company's jurisdiction from British Columbia to another jurisdiction;
b.       Giving financial assistance under certain circumstances:
c.       Certain conflicts of interest by Directors;
d.       Disposing of all or substantially all of the Company's undertakings;
e.       Removing a Director before the expiration of his term of office;
f.       Certain alterations of share capital;
g.       Changing the Company name;
h.       Altering any restrictions of the Company's business; and,
i.       Certain reorganizations of the Company.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

The Company is not aware of any restrictions or limitations on the rights of non-resident or foreign owners to hold, vote, or receive remittance on the Company's securities, other than those discussed in ITEM 6., "EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS".

Refer to ITEM 12. "OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT" for a description of stock options and share purchase warrants.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The Company expects to retain its earnings to finance further growth and, when appropriate, retire existing debt. The directors of the Company will determine if and when dividends should be declared and paid in the future based on the Company's financial position at the relevant time. All of the common shares of the Company are entitled to an equal share in any dividends declared and paid.

Escrowed Shares
---------------

Prior to the Acquisition the Company had issued a total of 124,998 "Performance Shares" (as defined by the Canadian Venture Exchange, formerly the Vancouver Stock Exchange) at a price of $0.01 per share, to the following three principals of the Company: David DeWitt (41,666), Gregg Sedun (41,666) and Robert Thast (41,666). A Director or prior Director of the Company is defined as a "principal" of the Company, under the policies of the British Columbia Securities Commission and the Canadian Venture Exchange (formerly the Vancouver Stock Exchange).

The Performance Shares were issued under the terms of an escrow agreement which provided that a holder of performance shares who ceases to be a principal, as that term is defined in the Policies, is entitled to retain any performance shares then held by him and is not obligated to transfer or surrender the shares to the Company or to any other person. Upon death or bankruptcy, the shares are to be held by the escrow agent for the person legally entitled to become the registered owner of the shares.

On June 18, 1999, all 124,998 shares held in escrow were released to the individuals noted above.

Pursuant to a trust agreement, the Company issued 1,000,000 Special Warrants in trust to Martyn Armstrong, President and Director of the Company, and Wayne Zielke, Chief Financial Officer and Director of the Company, as trustees for certain SoftCare employees. The 1,000,000 Special Warrants were exercised into 1,000,000 common shares in November 1999. These shares will only be released to certain employees upon the achievement of certain performance criteria consistent with SoftCare's previous share incentive program. They are also subject to additional pooling and transfer restrictions as are agreed to by SoftCare and SDW.

Debt Securities to be Registered
--------------------------------
Not applicable.

American Depository Receipts
----------------------------
Not applicable.

Other Securities to be Registered
---------------------------------
Not applicable.

                                    PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES
----------------------------------------

Not Applicable.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES
--------------------------------------------------------------------------------

Not Applicable.



                                     PART IV

ITEM 17. FINANCIAL STATEMENTS
-----------------------------

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles
(GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as noted in the notes to the financial statements. The value of the U.S. Dollar in relationship to the Canadian Dollar is shown under ITEM 1 DESCRIPTION OF BUSINESS, Table No. 1.

The financial statements as required under ITEM 17 are attached hereto and found immediately following the text of this Registration Statement. The Company's financial statements for the nine months ended September 30, 1999, and the fiscal years ended December 31, 1998 and 1997 were audited by KPMG LLP, independent Chartered Accountants. The report of KPMG LLP, is included herein immediately preceding the financial statements.

The Company's unaudited financial statements for the six months ended November 30, 1999 are also included herein.


The Company's unaudited financial statements for the nine months ended February 29, 2000 are also included herein.


ITEM 18. FINANCIAL STATEMENTS
-----------------------------

The Registrant has elected to provide financial statements pursuant to ITEM 17.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

(A) The financial statements as required under ITEM 17 are attached hereto and found immediately following the text of this Registration Statement. The Auditors' Report of KPMG LLP, independent Chartered Accountants, for the audited financial statements is included herein immediately preceding the audited financial statements.

A-1.

     Auditors' Report, dated December 2, 1999, on the consolidated balance sheets as at September 30, 1999 and December 31, 1998 and the consolidated statements of operations, shareholders' equity (deficit) and cash flows for the nine months ended September 30, 1999, and for the years ended December 31, 1998 and 1997;


A-2.

     Unaudited interim consolidated balance sheets as at November 30, 1999 and May 31, 1999 and the interim consolidated statements of operations and deficit and cash flows for the six months ended November 30, 1999 and 1998.

A-3

     Unaudited interim consolidated balance sheets as at February 29, 2000 and May 31, 1999 and the interim consolidated statements of operations and deficit and cash flows for the nine months ended February 29, 2000 and February 28, 2000.

(B) Exhibits:     THE FOLLOWING EXHIBITS ARE INCLUDED BY REFERENCE TO
                  ---------------------------------------------------
                  THE REGISTRATION STATEMENT ON FORM 20-F FILED
                  ---------------------------------------------
                  MARCH 9, 2000
                  -------------

1. Certificate of Incorporation dated March 30, 1981/ Company Articles Certificate of Amalgamation Dated February 1, 1997/ Company Articles
     a. Certificate of Name Change Dated February 7, 1991
     b. Certificate of Name Change Dated November 17, 1997
     c. Certificate of Name Change Dated December 1, 1998
     d. Certificate of Name Change Dated June 10, 1999
     e. Certificate of Good Standing Dated June 18, 1999

2. Instruments defining the rights of holders of equity or debt securities being registered.
                         --- Refer to Exhibit No. 1 ---

3.       Material Contracts:

     a. Corporate Advisory Fee Agreement between International Savannah Ventures Ltd. and Golden Capital Securities Ltd., dated May 19, 1999
     b. Finder's Fee Agreement between Michael Townsend and International Savannah Ventures Ltd. dated 5/19/99
     c. Sponsorship Agreement between Canaccord Capital Corporation, International Savannah Ventures Ltd. and SoftCare Electronic Commerce Inc., dated 6/1/99
     d. Corporate Advisory Agreement between Sedun De Witt Capital Corp. and SoftCare EC.com Inc., 6/18/99
     e. Agency Agreement between International Savannah Ventures Ltd. and Canaccord Capital Corporation, dated 4/23/99
     f. Offering Memorandum dated 5/20/99
     g. Letter Agreement dated 3/5/99
     h. Share Purchase Agreement dated 4/15/99
     i. Voluntary Pooling Agreement dated 6/28/99

4.       Foreign Patents:  Not Applicable

5.       Diagram of Parent and Subsidiaries (incorporated in Item 1)

6.       Other Documents

     a. Minutes of a Meeting of the Directors, held 6/14/99
     b. Form 27, Material Change Report, dated 6/2/99

         THE FOLLOWING EXHIBITS ARE INCLUDED HEREIN:

6.       Other Documents - continued

     c. Consent of Auditors
     d. Agency Agreement-Special Warrant Private Placement 500
     e. Share Purchase Agreement, dated April 14, 2000 539
     f. Form 27, Material Change Report dated, 2/24/00 622
     g. Form 27, Material Change Report, dated 3/3/00 627

                                 SIGNATURE PAGE



Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this amended Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                              SoftCare EC.com Inc.
                                   Registrant



Dated: April 28, 2000               By: /s/ Martyn Armstrong
       --------------                   --------------------
                                        Martyn Armstrong
                                        President/Director

                   Consolidated Financial Statements of

                   Softcare EC.com inc.
                   (formerly International Savannah Ventures Ltd.)

                   September 30, 1999

Auditors' ReporT


To the Directors of Softcare EC.com Inc.

We have audited the consolidated balance sheets of Softcare EC.com Inc. (formerly International Savannah Ventures Ltd.) as at September 30, 1999 and December 31, 1998 and the consolidated statements of operations, shareholders' equity (deficit) and cash flows for the nine months ended September 30, 1999 and the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 1999 and December 31, 1998 and the results of its operations and its cash flows for the nine months ended September 30, 1999 and the years ended December 31, 1998 and 1997, in accordance with Canadian generally accepted accounting principles.

Significant differences between Canadian and United States accounting principles
are  explained  and  quantified  in  note  20  to  the  consolidated   financial
statements.







KPMG LLP

Chartered Accountants


Vancouver, Canada
December 2, 1999, except as to Note 22(b) which is as of February 24, 2000

SOFTCARE EC.COM INC.
(formerly International Savannah Ventures Ltd.)
Consolidated Balance Sheets

September 30, 1999 and December 31, 1998


                                                                                     1999                 1998
                                                                          ----------------      ---------------
Assets

Current assets:
     Cash and cash equivalents                                            $       105,272       $      487,198
     Accounts receivable, net of allowance for
       doubtful accounts of $40,000 (1998 - $22,902)                              280,977              166,210
     Short term investments                                                     2,501,281               -
     Inventory                                                                      5,000               19,670
     Prepaid expenses                                                               6,362               27,087
     Investment tax credits receivable (note 7)                                    50,231              174,607
                                                                          ----------------      ---------------

                                                                                2,949,123              874,772

Capital assets (note 8)                                                           160,214              160,175
                                                                          ----------------      ---------------

                                                                           $    3,109,337       $    1,034,947
                                                                          ================      ===============

Liabilities and Shareholders' Equity

Current liabilities:
     Bank indebtedness (note 9)                                            $       80,000       $       25,000
     Accounts payable and accrued liabilities                                     173,636              118,785
     Current portion of long-term debt (note 10)                                   40,200               40,200
     Current portion of capital lease obligation (note 11)                         35,481               41,977
     Current portion of redeemable Class A preference shares (note 12)             30,000               30,000
     Deferred revenue                                                              98,288              100,305
                                                                          ----------------      ---------------

                                                                                  457,605              356,267

Long-term debt (note 10)                                                           23,450               53,600
Obligations under capital leases (note 11)                                         45,225               35,102
Redeemable Class A preference shares (note 12)                                     92,500              115,000

Shareholders' equity:
     Warrants (note 13)                                                         3,680,316               -
     Share capital (note 14)                                                    4,640,804            2,012,059
     Unearned Employee Stock Bonus Plan (note 14(d))                           (1,279,975)              -
     Deficit                                                                   (4,550,588)          (1,537,081)
                                                                          ----------------      ---------------

                                                                                2,490,557              474,978

Commitments (notes 10, 11, 12 and 15)
Uncertainty due to the Year 2000 Issue (note 21)
Subsequent events (note 22)
                                                                          ----------------      ---------------

                                                                           $    3,109,337       $    1,034,947
                                                                          ================      ===============

See accompanying notes to consolidated financial statements.

SOFTCARE EC.COM INC.
(formerly International Savannah Ventures Ltd.)
Consolidated Statements of Operations

Nine months ended September 30, 1999 and years ended December 31, 1998 and 1997


                                                             1999                1998                 1997
                                                        --------------      --------------       --------------
Revenue:
     Software sales                                     $     447,625       $     584,154        $   1,777,791
     Consulting services                                       81,185             117,658              146,222
     Training services                                         19,019               9,708                6,862
     Maintenance fees                                         134,597             137,913               66,690
                                                        --------------      --------------       --------------

                                                              682,426             849,433            1,997,565

Expenses:
     Salaries and wages                                     1,430,767           1,209,298              756,585
     Other compensation (note 14(b))                        1,279,753              -                    -
     Selling                                                  115,200             160,476              127,472
     General and administrative                               804,697             537,211              627,100
     Depreciation                                              56,211              76,887               52,603
                                                        --------------      --------------       --------------

                                                            3,686,628           1,983,872            1,563,760
                                                        --------------      --------------       --------------

Earnings (loss) from operations                            (3,004,202)         (1,134,439)             433,805

Other income (expense)
     Interest income                                           13,162              42,246               26,912
     Interest expense                                         (22,467)            (38,821)             (43,715)
                                                        --------------      --------------       --------------

                                                               (9,305)              3,425              (16,803)
                                                        --------------      --------------       --------------

Earnings (loss) before income tax recovery                 (3,013,507)         (1,131,014)             417,002

Income tax recovery                                            -                   -                     5,749
                                                        --------------      --------------       --------------

Net earnings (loss)                                     $  (3,013,507)      $  (1,131,014)       $     422,751
                                                        ==============      ==============       ==============


Earnings (loss) per share (note 5)                      $       (0.29)      $       (0.13)       $        0.05
                                                        ==============      ==============       ==============


See accompanying notes to consolidated financial statements.

Softcare Ec.com inc.
(formerly International Savannah Ventures Ltd.)
Consolidated Statements of Shareholders' Equity (Deficit)

Nine months ended September 30, 1999 Years ended December 31, 1998 and 1997


                                                      Share Capital            Warrants       Unearned
                                              ------------------------ ---------------------  Employee                 Total
                                                   Common                                      Stock                Shareholders'
                                                   Shares     Amount     Shares      Amount  Bonus Plan   Deficit  Equity (Deficit)
                                              ----------- ----------- ---------- ---------- ----------  -----------   -----------
Balance, December 31, 1996                            405 $       134        -   $      -          -    $  (828,818)  $  (828,684)
Issuance of shares on amalgamation              8,098,579         -          -          -          -          -             -
Issuance of shares for cash on private
  placement, net of costs of $68,125              842,294   2,011,875        -          -          -          -         2,011,875
Share purchase options exercised for cash          20,248          50        -          -          -          -                50
Net earnings                                          -           -          -          -          -        422,751       422,751
                                              ----------- ----------- ---------- ---------- ----------  -----------   -----------

Balance, December 31, 1997                      8,961,526   2,012,059        -          -          -       (406,067)    1,605,992

Net loss                                              -           -          -          -          -     (1,131,014)   (1,131,014)

                                              ----------- ----------- ---------- ---------- ----------  -----------   -----------

Balance, December 31, 1998                      8,961,526   2,012,059        -          -          -     (1,537,081)      474,978

Issuance of shares to employee in lieu of
  cash compensation for services rendered          38,470      29,545        -          -          -            -          29,545
Issuance of shares for services (note 14(b))    1,000,006   1,280,000        -          -          -            -       1,280,000
Issuance of shares to Employee Stock
  Bonus Plan (note 14(b))                         999,998   1,280,000        -          -   (1,279,975)         -              25
Adjustments to effect June 18, 1999 reverse
  take-over accounting:
   Elimination of common share capital of
     Softcare                                 (11,000,000)        -          -          -          -            -             -
   Issued common share capital of EC.com        1,391,428         -          -          -          -            -             -
Issuance of Special Warrants on acquisition
   to shareholders of Softcare  (note 13)             -           -   11,000,000  1,159,916        -            -       1,159,916
Issuance of Special Warrants for services
   rendered (note 13)                                 -           -       51,666     66,132        -            -          66,132
Warrants issued in private placement, net of
   costs of $321,223 (note 13)                        -           -    2,000,000  2,678,777        -            -       2,678,777
Issuance of agents Special Warrants (note 13)         -           -      196,300     41,223        -            -          41,223
Issuance costs on reverse take-over                   -           -         -      (265,732)       -            -        (265,732)
Share purchase options exercised for cash
   (note 14(b))                                    23,334      39,200       -          -           -            -          39,200
Net loss                                              -           -         -          -           -     (3,013,507)   (3,013,507)

                                              ----------- ----------- ---------- ---------- ----------  -----------   -----------

Balance, September 30, 1999                     1,414,762 $ 4,640,804 13,247,966 $3,680,316 (1,279,975) $(4,550,588)  $ 2,490,557
                                              =========== =========== ========== ========== ==========  ===========   ===========



See accompanying notes to consolidated financial statements.

SOFTCARE EC.COM INC.
(formerly International Savannah Ventures Ltd.)
Consolidated Statements of Cash Flows

Nine months ended September 30, 1999 and years ended December 31, 1998 and 1997


                                                                 1999                1998                 1997
                                                     -----------------     ---------------      ---------------
Cash provided by (used in):
Operations:
     Net earnings (loss)                             $     (3,013,507)     $   (1,131,014)      $      422,751
     Items not affecting cash:
         Depreciation                                          56,211              76,887               52,603
         Common stock issued for services                   1,309,298              -                    -
         Changes in non-cash working capital:
              Accounts receivable                             333,750             802,498             (812,181)
              Inventory                                        14,670               1,189                  643
              Prepaid expenses                                263,501               1,569               18,238
              Investment tax credit receivable                124,376             (85,908)             (88,699)
              Accounts payable and accrued liabilities        (49,628)             39,809             (220,181)
              Deferred revenue                                 (2,017)                779               (4,020)
                                                     -----------------     ---------------      ---------------

     Net cash used in operating activities                   (963,346)           (294,191)            (630,846)

Investing:
     Purchase of capital assets                               (56,250)           (104,500)             (65,759)
     Purchase of short term investments                    (2,501,281)             -                    -
                                                     -----------------     ---------------      ---------------

     Net cash used in investing activities                 (2,557,531)           (104,500)             (65,759)

Financing:
     Redemption of Class A preference shares                  (22,500)            (30,000)             (30,000)
     Repayment of long-term debt                              (30,150)            (40,200)             (40,200)
     Increase in capital lease obligations                      3,627               6,019               15,369
     Share purchase options exercised for cash                 39,200              -                        50
     Acquisition of shares                                     -                   -                      (871)
     Common stock issued for cash                                 272              -                 2,011,875
     Warrants issued for cash on private placement,
       net of costs of $280,000 (note 13(c))                2,720,000              -                    -
     Warrant on reverse take-over, net of costs of
       $199,600 (note 2)                                      373,502              -                    -
     Increase (decrease) in bank indebtedness                  55,000             (27,602)            (354,346)
                                                     -----------------     ---------------      ---------------

     Net cash provided by (used in) financing activities    3,138,951             (91,783)           1,601,877
                                                     -----------------     ---------------      ---------------

Increase (decrease) in cash and cash equivalents             (381,926)           (490,474)             905,272

Cash and cash equivalents, beginning of period                487,198             977,672               72,400
                                                     -----------------     ---------------      ---------------

Cash and cash equivalents, end of period             $        105,272      $      487,198       $      977,672
                                                     =================     ===============      ===============


Supplemental disclosure of non-cash financing and investing activities:
     Issuance of warrants on reverse take-over for
       non-cash working capital (note 2)             $        586,814      $       -            $       -
     Issuance of warrants on private placement for
       financing services rendered                   $         41,223      $       -            $       -
     Issuance of warrants on reverse take-over for
       services rendered                             $         66,132      $       -            $       -
       Interest paid                                 $         22,467      $       38,821       $       43,715



See accompanying notes to consolidated financial statements.

SOFTCARE EC.COM INC.
(formerly International Savannah Ventures Ltd.)
Notes to Consolidated Financial Statements, page 1

Nine months ended September 30, 1999 and years ended December 31, 1998 and 1997

--------------------------------------------------------------------------------

1.   Operations:

     The Company was incorporated pursuant to the Company Act of the Province of British Columbia on March 30, 1981. The Company changed its name from International Savannah Ventures Ltd. to Softcare EC.com Inc. ("EC.com") on June 10, 1999 prior to the reverse take-over as described in note 2. In conjunction with this transaction, the Company changed its fiscal year end from March 31 to May 31. Prior to the reverse take-over, the Company had been involved in mining exploration.

     EC.com and its subsidiaries  develop and market Electronic Data Interchange
     (EDI) software primarily to retailers, financial and public institutions, utilities, pharmaceuticals and wholesalers across Canada, the United States and Asia. The Company also develops and markets e-commerce software, providing licences and support services to both domestic and international markets.

     The Company has experienced operating losses and negative cash flows from operations and has had to rely on debt and equity financing for cash requirements for operations. The Company's ability to achieve profitability and positive cash flows from operations will depend upon its ability to attract strategic corporate partners for development, marketing, distribution, and sale of its products and on the results of its research and development activities.

     As at September 30, 1999, the Company had cash and cash equivalents of $105,272 and short-term investments of $2,501,281. Management believes that the Company has sufficient cash and other working capital to carry out its operations during the next twelve months.


2.   Reverse take-over:

     On June 18, 1999, EC.com completed an agreement with the shareholders of SoftCare Electronic Commerce Inc. ("Softcare") pursuant to which EC.com issued 11,000,000 Special Warrants to acquire all the issued and
     outstanding   common  shares  of  Softcare   (note  13).  At  the  date  of
     acquisition, EC.com had no substantive operations. As a result of this transaction, the former shareholders of Softcare acquired 88.8 percent of the Company as a group. Softcare is considered the accounting acquirer for financial statement purposes. In conjunction with this transaction, Softcare changed its fiscal year-end from December 31 to May 31.

     The  acquisition  has been accounted for as a reverse  take-over  using the purchase method, and accordingly, for financial statement reporting purposes, the net assets of Softcare have been included in the balance sheet at book values, and the net assets of EC.com have been recorded at fair market value at the date of acquisition. The historical shareholders' equity gives effect to the shares issuable to the shareholders of Softcare upon exercise of the 11,000,000 Special Warrants. The consolidated operations of the Company for the years ended December 31, 1998 and 1997 are those of Softcare and its subsidiaries and exclude the accounts of EC.com. The results of EC.com were included from the date of acquisition, June 18, 1999.

SOFTCARE EC.COM INC.
(formerly International Savannah Ventures Ltd.)
Notes to Consolidated Financial Statements, page 2

Nine months ended September 30, 1999 and years ended December 31, 1998 and 1997

--------------------------------------------------------------------------------

2.   Reverse take-over (continued):

     The cost of the acquisition is estimated at the fair value of the net assets of EC.com acquired on June 18, 1999 and consists of:

     Cash                                                        $      73,102
     Accounts receivable                                               448,517
     Prepaid expenses                                                  242,776
     Cash advances to Softcare                                         500,000
     Accounts payable                                                 (104,479)
                                                                 --------------

                                                                 $   1,159,916
                                                                 =============


3.   Significant accounting policies:

     (a) Basis of presentation:

         These consolidated financial statements include the accounts of EC.com and its wholly-owned subsidiary Softcare, and Softcare's wholly owned subsidiaries, SCC Holdings Ltd., SCEC Holdings Ltd. and SoftCare Electronic Commerce (U.S.A.) Inc., collectively referred to as "the Company".

         EC.com also owns 100 percent of Bus Holdings Corporation, an Anguilla company. This company is not commercially active, has no assets or liabilities and has been effectively abandoned by the Company.

         All intercompany balances and transactions have been eliminated on consolidation.

         The audited financial statements have been prepared in Canadian dollars in accordance with generally accepted accounting principles in Canada and generally conform with those established in the United States, except as explained in note 20.

     (b) Use of estimates:

         The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates include estimating the recoverability of accounts receivable and investment tax credits receivable and valuing equity instruments. Actual results could differ from these estimates.

     (c) Cash and cash equivalents:

         Cash and cash equivalents includes short-term investments with an initial term of 90 days or less.

SOFTCARE EC.COM INC.
(formerly International Savannah Ventures Ltd.)
Notes to Consolidated Financial Statements, page 3

Nine months ended September 30, 1999 and years ended December 31, 1998 and 1997

--------------------------------------------------------------------------------

3.   Significant accounting policies (continued):

     (d) Short term investments:

         Short term investments are carried at the lower of cost or market and consist of investments in term deposits.

     (e) Revenue recognition:

         The Company's revenue recognition policy conforms to the Statement of Position 97-2, Software Revenue Recognition, issued by the American Institute of Certified Public Accountants. A software arrangement entered into by the Company may encompass multiple elements, including the software license, consulting, training and annual maintenance fees. The total fee for a multiple element arrangement is allocated to each element based upon its fair value. Fair value is established through the Company's policy to charge to customers the same price as when the element is sold separately. Unspecified upgrades or enhancements of the Company's products are considered maintenance and are recognized over the contract period. Revenue from sales made to re-sellers is recognized after the third-party sale occurs and the revenue is determinable. Consulting services offered by the Company are not considered essential to the functionality of the software arrangement. As a result, consulting and training revenues are recognized as the work is performed. Maintenance contract revenue is deferred and recognized over the respective contract periods.

         Revenue from direct product sales is recognized when the product has been delivered, as no significant obligations remain, fees are fixed and determinable, collectibility is probable, and persuasive evidence of an arrangement exists.

         If sales of products are contingent upon successful installation and subsequent customer acceptance, revenue is recognized upon customer acceptance.

     (f) Inventory:

         Inventory is valued at the lower of cost or net realizable value.

     (g) Capital assets:

         Capital assets are recorded at cost and depreciated using the declining balance method at the following annual rates:

                  Computer and testing equipment                          30%
                  Computer software                                      100%
                  Office equipment                                        20%
                  Office furniture                                        20%
                  Display booths                                          30%
                  Leasehold improvements                        Term of lease

         Computer equipment acquired under capital leases is depreciated on a straight-line basis over its estimated economic life of approximately three years.

SOFTCARE EC.COM INC.
(formerly International Savannah Ventures Ltd.)
Notes to Consolidated Financial Statements, page 4

Nine months ended September 30, 1999 and years ended December 31, 1998 and 1997

--------------------------------------------------------------------------------

3.   Significant accounting policies (continued):
     (h) Translation of foreign currencies:

         Monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets are acquired or obligations incurred. Revenue and expense items are translated at the average rate of exchange for the period. Foreign exchange gains and losses are included in income.

         The temporal method has been used to translate integrated foreign subsidiary operations.

     (i) Refundable investment tax credits:

         Refundable investment tax credits resulting from eligible Scientific Research and Experimental Development expenditures are recorded as a reduction of related costs in the period in which they are incurred.
     (j) Research and development costs:

         Research costs are expensed as incurred. Development costs are charged to expense as incurred unless the development project meets the criteria under generally accepted accounting principles for deferral and amortization. The Company has not deferred any development costs to date.

     (k) Impairment of long-lived assets:

         The Company monitors the recoverability of long-lived assets, including capital and intangible assets based upon estimates using factors such as future asset utilization, business climate and future non-discounted cash flows expected to result from the use of the related assets or to be realized on sale. The Company's policy is to write down assets to their net recoverable amount in the period when it is likely that the carrying amount of asset will not be recovered.
     (l) Employee Stock Bonus Plan

         Equity instruments contributed to the Plan by the Company are recorded at their estimated market value at the date of their contribution and are recorded as a credit in shareholders' equity. A contra equity account is recognized until allocations to participants are considered compensation expense.

         Compensation expense is recognized in the period when it is likely that performance criteria will be met and the equity instruments allocated to participants will be released. Common shares held by the employee stock bonus plan trust are considered to be issued and outstanding for the purpose of calculating basic and fully diluted earnings per share.

4.   Adoption of new accounting standard:

     The Company adopted CICA Handbook Section 1540, Cash Flow Statements for the period ended September 30, 1999. The provisions were applied retroactively with reclassification of prior period financial statement items. Under Section 1540, non-cash investing and financing activities are excluded from the statement of cash flows and are disclosed as supplementary information to the Consolidated Statements of Cash Flows.

SOFTCARE EC.COM INC.
(formerly International Savannah Ventures Ltd.)
Notes to Consolidated Financial Statements, page 5

Nine months ended September 30, 1999 and years ended December 31, 1998 and 1997

--------------------------------------------------------------------------------

5.   Earnings (loss) per share:

     Basic earnings (loss) per share computations are based on the weighted average number of shares outstanding during the period.

     In accordance with the reverse take-over agreement (note 2), EC.com issued 11,000,000 Special Warrants, each of which is exercisable for one Common share. No Common shares were issued to effect the transaction. The Special Warrants were exercised for Common shares subsequent to September 30, 1999 (note 22). Generally accepted accounting principles require that earnings
     (loss) per share, for periods prior to a reverse take-over transaction, be calculated using the number of common shares issued by the legal parent (EC.com) to effect the transaction.

     Proforma earnings per share calculations below, for the years presented, give retroactive effect to the exercise of the 11,000,000 Special Warrants and the issuance of the Common shares at the reverse take-over transaction date:

                                                                                  Years ended
                                                   Nine months ended      -------------------------------
                                                      September 30,         December 31,     December 31,
                                                     --------------       --------------    -------------
                                                         1999                1998                 1997
                                                     --------------       --------------    -------------

     Proforma basic earnings (loss) per Common
         share (note 3(l))                           $       (0.29)       $       (0.13)    $        0.05

     Weighted average number of Common
       shares used in proforma basic earnings
       (loss) per share calculation                      10,555,717            8,961,526        8,885,940
                                                     ==============       ==============    =============


     900,000 (1998 - 90,000) stock options and 2,247,966  (1998 - Nil) warrants, in addition to 11,000,000 warrants issued as a result of the reverse take-over, (notes 13 and 14) are anti-dilutive for the period ended September 30, 1999 and the year ended December 31, 1998, accordingly, proforma fully diluted earnings (loss) per share does not differ from proforma basic earnings (loss) per share for the periods presented. There were no options or warrants outstanding for the period ended December 31, 1997.

SOFTCARE EC.COM INC.
(formerly International Savannah Ventures Ltd.)
Notes to Consolidated Financial Statements, page 6

Nine months ended September 30, 1999 and years ended December 31, 1998 and 1997

--------------------------------------------------------------------------------

6.   Financial instruments:

     (a) Fair value disclosures:

         The carrying value of cash and cash equivalents, accounts receivable, short-term investments, investment tax credits receivable, bank indebtedness and accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of the instruments. The carrying value of long-term debt approximates fair value due to variable market interest rates being charged on outstanding balances. The carrying value of capital lease obligations approximates fair value as the effective interest rate on this instrument approximates current market rates.

         Due to the related party nature of the redeemable Class A preferred share obligation and absence of a secondary market, it is not practical to estimate its fair value.
     (b) Foreign currency risk:
         The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations.

         The Company's operations are in the field of supplying electronic commerce computer software licenses and support services to domestic and international markets. Many of its customers are outside of Canada and therefore a significant percentage of its revenues are derived from, and are paid in, U.S. dollars. As at September 30, 1999 and December 31, 1998, the Company held cash of $94,222 (US $61,263) and
         $483,610 (US $314,892), respectively and accounts receivable of $141,631 (US $102,313) and $83,627 (US $51,189), respectively.

         The Company has not entered into contracts for foreign exchange hedges.
     (c) Credit risk:
         To reduce credit risk, management performs ongoing credit evaluations of its customers' financial condition. The company maintains reserves for potential credit losses.

SOFTCARE EC.COM INC.
(formerly International Savannah Ventures Ltd.)
Notes to Consolidated Financial Statements, page 7

Nine months ended September 30, 1999 and years ended December 31, 1998 and 1997

--------------------------------------------------------------------------------

7.   Investment tax credits receivable:
     Management has estimated the refundable investment tax credits relating to the Company's eligible scientific research and experimental development pursuant to the Canadian Income Tax Act. The refundable taxes have been recorded as a reduction of the Company's wages expense and are as follows:


                                           September 30,         December 31,
                                                    1999                 1998
                                           -------------        -------------

     1997                                  $      43,610        $      88,699
     1998                                          6,621               85,908
                                           -------------        -------------

                                           $      50,231        $     174,607
                                           =============        =============

     Any final adjustments between the amounts recorded and the amounts ultimately realized will be recorded in the year they occur. During the year, the Company provided an allowance of $124,376 against investment tax credits receivable previously recorded due to increased uncertainty regarding the technical eligibility of a particular project.


8.   Capital assets:


                                                                   September 30,
                                                                           1999

                                                     Accumulated       Net book
                                              Cost  amortization          value
                                      ------------   -----------   ------------

     Computer and testing equipment   $    290,530   $   176,133   $    114,397
     Computer software                      54,164        50,807          3,357
     Office equipment                       20,418        10,895          9,523
     Office furniture                       36,560        16,053         20,507
     Display booths                         21,755        15,711          6,044
     Leasehold improvements                  9,122         2,736          6,386
                                      ------------   -----------   ------------

                                      $    432,549   $   272,335   $    160,214
                                      ============   ===========   ============

SOFTCARE EC.COM INC.
(formerly International Savannah Ventures Ltd.)
Notes to Consolidated Financial Statements, page 8

Nine months ended September 30, 1999 and years ended December 31, 1998 and 1997

--------------------------------------------------------------------------------

8.   Capital assets (continued):


                                                                    December 31,
                                                                           1998

                                                       Accumulated     Net book
                                               Cost   amortization        value
                                      ------------   -----------   ------------

     Computer and testing equipment   $    235,349   $   135,840   $     99,509
     Computer software                      54,164        45,532          8,632
     Office equipment                       21,868         9,233         12,635
     Office furniture                       36,560        12,590         23,970
     Display booth                          21,755        14,080          7,675
     Leasehold improvements                  9,122         1,368          7,754
                                      ------------   -----------   ------------

                                      $    378,818   $   218,643   $    160,175
                                      ============   ===========   ============


     Included in computer testing equipment are assets acquired under a capital lease having a net book value of $77,298 at September 30, 1999 (December 31, 1998 - $73,761).


9.   Bank indebtedness:

     The Company has a revolving line of credit with a Canadian chartered bank for $150,000 of which $80,000 was advanced as at September 30, 1999 (December 31, 1998 - $25,000). Advances on the credit line are payable on demand and carry an interest rate at the bank's prime lending rate plus 1.5%. As at September 30, 1999, the Company had not pledged any of its assets as security for the line of credit, however, the bank reserves the right to request security at any time.


10.  Long-term debt:

     The Company has a bank loan agreement with the Business Development Bank of Canada.

     The bank loan bears interest at 4% over the bank's prime rate and is secured by substantially all of the Company's assets. Principal repayments on the bank loan of approximately $3,350 are due in September 1999 and in each of the following 19 months. The agreement contains certain covenants that impose limitations restricting the Company's dividend-paying ability and changes in ownership.

SOFTCARE EC.COM INC.
(formerly International Savannah Ventures Ltd.)
Notes to Consolidated Financial Statements, page 9

Nine months ended September 30, 1999 and years ended December 31, 1998 and 1997

--------------------------------------------------------------------------------

11.  Obligations under capital leases:

     The following is a schedule of future minimum capital lease obligation payments ending September 30:

     2000                                           $      47,304
     2001                                                  31,847
     2002                                                  15,651
     2003                                                   5,128
     2004                                                   3,847
                                                    -------------

                                                          103,777
     Less amount representing interest                    (23,071)
                                                    -------------

     Present value of minimum lease payments               80,706
     Less current portion                                 (35,481)
                                                    -------------

                                                    $      45,225
                                                    =============

12.  Redeemable Class A preference shares:
     Authorized:

     225,000 Class A preference non-voting shares with a par value of $1 each


                                         Number of Class A
                                         preference shares        Amount
                                         -----------------    -------------

     Balance, December 31, 1997                175,000        $     175,000

     Redemption of shares for cash             (30,000)             (30,000
                                               -------        -------------

     Balance, December 31, 1998                145,000              145,000

     Redemption of shares for cash             (22,500)             (22,500
                                               -------        -------------

     Balance, September 30, 1999               122,500              122,500

     Less current portion                      (30,000)             (30,000
                                               -------        -------------

                                                92,500        $      92,500
                                               =======        =============

SOFTCARE EC.COM INC.
(formerly International Savannah Ventures Ltd.)
Notes to Consolidated Financial Statements, page 10

Nine months ended September 30, 1999 and years ended December 31, 1998 and 1997

--------------------------------------------------------------------------------

12.  Redeemable Class A preference shares (continued):

     Under an agreement between the Company and one of its shareholders, the Class A Preference shares are redeemed each month for cash consideration of between $nil and $10,000 based upon the Company's gross quarterly sales. The Company has been making the required redemption payments at par value, but may at any time accelerate the redemption payments. The shares are convertible into common voting shares should the Company default on the required redemption payments.

     Holders of the Class A Preference shares receive a cumulative dividend calculated at the bank prime interest rate on the outstanding redemption value of the shares. The cumulative dividends have been recorded in interest expense.


13.  Warrants:

     Prior to January 1, 1999, no share purchase or other warrants were issued or outstanding. During the period ended September 30, 1999, the Company issued the following share purchase and special warrants for cash and other consideration:

                                                                                Number of                 1999
                                                                                 Warrants               Amount
                                                                              -----------        -------------
     Warrants outstanding at December 31, 1997 and 1998                            -             $      -
     Warrants issued:
         Special Warrants issued on acquisition (a)                            11,000,000            1,159,916
         Special Warrants issued for services rendered (b)                         51,666               66,132
         Warrants issued in private placement, net of costs (c)                 2,000,000            2,678,777
         Agent's Special Warrants (d)                                             196,300               41,223
     Issuance costs on reverse take-over                                           -                  (265,732)
                                                                              -----------        -------------

     Warrants outstanding at September 30, 1999                                                  $   3,680,316
                                                                              ===========        =============

     (a) EC.com issued 11,000,000 Special Warrants in exchange for all of the issued and outstanding Common shares of Softcare pursuant to a reverse take-over agreement effective, June 18, 1999 (note 2). The gross value of $1,159,916 assigned to these warrants on issuance represents the estimated fair market value of net assets acquired (note 2). Each of the Special Warrants is exercisable for one Common share of the Company without any additional consideration.

SOFTCARE EC.COM INC.
(formerly International Savannah Ventures Ltd.)
Notes to Consolidated Financial Statements, page 11

Nine months ended September 30, 1999 and years ended December 31, 1998 and 1997

--------------------------------------------------------------------------------

13.  Warrants (continued):

         Of the 11,000,000 Special Warrants issued, 10,000,000 were issued to the existing shareholders of Softcare. The Common shares so issued upon exercise of these warrants are subject to a voluntary pooling agreement which restricts the transfer or sale of the shares.

         The remaining 1,000,000 Special Warrants were issued to the Softcare Employee Stock Bonus Plan Trust ("SESB Trust") to provide Employee Bonus Shares upon exercise of such warrants. Two of the Directors of the Company are also the Trustees of the Trust and may only release such shares from the Trust to employees in accordance with regulatory approval and certain performance criteria established (note 14(d)).

     (b) The Company also issued 51,666 Special Warrants as a finder's fee and corporate advisory fee upon completion of the above reverse take-over. Each of the warrants are exercisable, without any additional consideration, for one Common share of the Company. The value of the services, $66,132, is included in the issuance costs related to the reverse take-over.

     (c) The Company issued 2,000,000 Special Warrants for gross proceeds of $3,000,000 cash pursuant to a broker-assisted private placement. Costs incurred to effect the private placement include a commission and other costs totalling $280,000 and 196,300 agent warrants issued valued at $41,223 (note 13(d)) resulting in net proceeds of the offering of $2,678,777. Each Special Warrant is exercisable, at no additional cost, into one Common share and one Share Purchase Warrant, which is transferable upon regulatory approval. The equity component of the Special Warrant offering was valued, net of costs, at $2,518,050. The value assigned to the underlying share purchase warrants of the Special Warrants offering was valued, net of costs, at $160,727. Both amounts are included in warrants as a separate component of shareholders' equity.

         Each Share Purchase Warrant received upon exercise of a Special Warrant is exercisable for a period of one year from June 18, 1999, and entitle the holder to purchase one Common share at a price of $2.50 cash until June 18, 2000 at which time they will expire. Notwithstanding the foregoing, if at any time before the expiry date, the Common shares of the Company trade on any securities exchange over a period of ten consecutive trading days at a weighted average price of not less than $3.00 per Common share, then at the option of the Company, any Share Purchase Warrant not exercised within 30 days of written notice to the holder by the Company will expire.

     (d) The Company issued 196,300 Agent's Special Warrants as part of an agency agreement with respect to the above brokered private placement of 2,000,000 Special Warrants. Each Agent's Special Warrant is exercisable, without any additional consideration, for one Agent's Warrant. Each Agent's Warrant is exercisable for one Common share of the Company at $1.50 cash per share for a period of one year from June 18, 1999. One half of the Agent's Warrants and/or shares are subject to resale restrictions which expire three months from the date the shares are released from hold periods. The estimated value of the warrants, $41,223, is included in issuance costs related to the private placement.

SOFTCARE EC.COM INC.
(formerly International Savannah Ventures Ltd.)
Notes to Consolidated Financial Statements, page 12

Nine months ended September 30, 1999 and years ended December 31, 1998 and 1997

--------------------------------------------------------------------------------

14.  Share capital:

     (a) Authorized:

         100,000,000  (December  31, 1998 -  100,000,000)  Common  voting shares without par value.

     (b) Issued and outstanding Common shares:

         Prior to and in anticipation of the reverse take-over transaction (note
         2), options to acquire 1,000,006 Common shares of Softcare valued at $1,280,000 were granted to employees. The options were only exercisable concurrent with the completion of any reverse take over, sale or other disposition of the shares of the Company that occurs on or before September 30, 1999, their expiry date. The options were granted in lieu of salary and were given in exchange for general financing services to be performed over a five month period ending September 11, 1999. These options were exercised on the reverse take-over date for cash proceeds of $247. The excess value of Common shares over cash received has been recorded as compensation expense in the consolidated financial statements. Furthermore, 999,998 Common shares also valued at $1,280,000 were issued to the SESB Trust (note 13(a)) for cash proceeds of $25. These shares were exchanged for Special Warrants (note 13(a)). 23,334 stock options held by a former Director and a former Officer were exercised into 23,334 Common shares at a price of $1.68 cash per Common share during the nine months ended September 30, 1999.

     (c) Stock options:

                                                       Number of            Exercise                    Expiry
                                                         Options               Price                      Date
                                                       ----------       -------------          ---------------
         Balance, December 31, 1997 and 1998              90,000               $1.68            May, 2002 and
                                                                                                 January, 2003
         Options granted:
              Granted to directors and employees
                of Softcare                              444,503               $6.07               April, 2004
              Granted to directors, officers,
                employees and consultants              1,150,000               $1.50           April, 2004 and
                                                                                                    June, 2000
         Softcare options cancelled on reverse
           take-over (i)                                (197,557)             $(6.07)
         Options exercised (ii) and (b)                 (586,946)       $1.50 - 1.68
                                                       ----------       -------------          ---------------

         Balance, September 30, 1999                     900,000
                                                       ==========

SOFTCARE EC.COM INC.
(formerly International Savannah Ventures Ltd.)
Notes to Consolidated Financial Statements, page 13

Nine months ended September 30, 1999 and years ended December 31, 1998 and 1997

--------------------------------------------------------------------------------

14.  Share capital (continued):
     (c) Stock options (continued):
          (i) 800,000 stock options, exercisable at a price of $1.50 cash per Common share, were granted to Directors of the Company in exchange for 197,557 stock options of Softcare on June 18, 1999 as part of reverse take-over agreement (note 2). The stock options expire in April, 2004. None of these options were exercised during the period ended September 30, 1999. 250,000 stock options were granted to officers, directors, and a consultant on June 18, 1999. Each option was exercisable at a price of $1.50 per Common share. 100,000 stock options, exercisable at a price of $1.50 cash per Common share, were granted to an individual pursuant to a consulting agreement. The stock option agreement expires in January, 2000 or earlier if the consulting contract is terminated prior to that date. None of these options were exercised during the period.
         (ii) 340,000 stock options, exercisable at prices between $1.50 and $1.68 cash per Common share, were exercised during the nine months ended September 30, 1999. 316,666 were exercised for common shares of Softcare and exchanged for Special Warrants.
     (d) Employee Stock Bonus Plan:
         The Company established a non-leveraged Employee Stock Bonus Plan (the "Plan") in 1999 covering directors, officers and employees who have completed six months or more service with the Company. Prior to the reverse take-over transaction (note 2) 999,998 Common shares of Softcare were contributed to the Plan for $25 cash. These shares were exchanged for 999,998 Special Warrants of the Company which are exercisable into 999,998 Common Shares of the Company. As at September 30, 1999, 187,030 Special Warrants which are exercisable into 187,030 Common shares of the Company valued at $1.28 per share, were allocated to employees. Release of these shares to employees are subject to the Company meeting a revenue target of $4,000,000. No compensation expense has been recognized in the accounts as it is not likely that performance criteria established for the release of these shares will be met. Vesting terms of participant allocated shares are determined by the Board of Directors but is generally contingent on revenue targets, and for certain employees, also sales quotas, being achieved.

15.  Commitments:
     The Company leases its premises and certain automobile equipment. The minimum lease commitments under these operating lease agreements and other contractual obligations of the Company for the next five years ending September 30 are as follows:

     2000                                                 $     226,090
     2001                                                       110,267
     2002                                                       108,324
     2003                                                        54,162
     2004                                                        -
                                                          -------------

                                                          $     498,843
                                                          =============

SOFTCARE EC.COM INC.
(formerly International Savannah Ventures Ltd.)
Notes to Consolidated Financial Statements, page 14

Nine months ended September 30, 1999 and years ended December 31, 1998 and 1997

--------------------------------------------------------------------------------

16.  Income taxes:

     At September 30, 1999, for Canadian tax purposes, the Company has approximately $2,851,000 of non-capital losses available for income tax purposes to reduce taxable income of future years and $7,500 of investment tax credits available to offset future federal income taxes payable that expire as follows:

                                          Non-capital           Investment
                                               Losses         tax credits
                                        -------------        -------------

     May 31, 1999                       $        -           $       1,000
     May 31, 2000                                -                   4,000
     May 31, 2002                                -                   2,500
     May 31, 2003                             131,000                 -
     May 31, 2005                             940,500                 -
     May 31, 2006                             830,000                 -
     May 31, 2007                             949,500                 -
                                        -------------        -------------

                                        $   2,851,000        $       7,500
                                        =============        =============

     The potential income tax benefits relating to these losses and tax balances have not been recognized in the accounts.

17.  Related party transactions:

     Shareholders of the Company provide legal, accounting and advisory services to the Company. In 1999, the Company paid $280,761 (year-ended December 31, 1998 - $66,169) for these services which were charged to general and administrative expense, of which $31,092 is included in accounts payable and accrued liabilities.

18.  Segmented information:

     Substantially all of the Company's operations, assets and employees are located in Canada. In the period ended September 30, 1999, revenues were derived 42% from Canada, 54% from the United States and 4% from the rest of the world. In the year ended December 31, 1998 revenues were derived 25% (1997 - 11%) from Canada, 74% (1997 - 86%) from the United States and 1% (1997 - 3%) from the rest of the world.

     Major customers, representing 10% or more of total sales, include:


                               1999              1998                 1997
                          ------------      ------------         ------------

     Customer A           $     97,000      $     -              $     -
     Customer B                 83,000            -                    -
     Customer C                 75,000            -                    -
     Customer D                 -                145,000            1,400,000
                          ============      ============         ============

SOFTCARE EC.COM INC.
(formerly International Savannah Ventures Ltd.)
Notes to Consolidated Financial Statements, page 15

Nine months ended September 30, 1999 and years ended December 31, 1998 and 1997

--------------------------------------------------------------------------------

19.  Comparative figures:

     Certain comparative figures have been reclassified to conform with the financial statement presentation for the current year.


20.  United States generally accepted accounting principles:

     These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"), which differ in certain respects with accounting principles generally accepted in the United States ("U.S. GAAP"). Material measurement differences to these consolidated financial statements are as follows:

     Consolidated Statements of Operations:

     Nine months ended September 30, 1999 with comparative figures for the years ended December 31, 1998 and 1997.

                                                            1999                 1998                1997
                                                     -----------------     ---------------      ---------------
     Net earnings (loss) in accordance with
       Canadian GAAP                                 $     (3,013,507)     $   (1,131,014)      $      422,751

     Effects of differences in accounting for:
         Compensation expense(i)                              (21,000)             -                    -
                                                     -----------------     ---------------      ---------------

     Net earnings(loss)                                    (3,034,507)         (1,131,014)             422,751

     Loss per share (ii)                             $         (0.31)      $        (0.13)      $         0.05

     Weighted average number of shares
       Outstanding under U.S. GAAP                          9,925,679           8,961,526            8,885,940
                                                     =================     ===============      ===============

     (i) Compensation expense:

         For United States GAAP purposes, the Company has elected under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") to continue to apply the intrinsic value based method of accounting for stock-based compensation under APB 25 "Accounting for Stock Issued to Employees". Under the intrinsic value based method, stock compensation is the excess, if any, of the quoted market value of the stock at the measured date of the grant over the amount an optionee must pay to acquire the stock.

SOFTCARE EC.COM INC.
(formerly International Savannah Ventures Ltd.)
Notes to Consolidated Financial Statements, page 16

Nine months ended September 30, 1999 and years ended December 31, 1998 and 1997

--------------------------------------------------------------------------------

20.  United States generally accepted accounting principles (continued):

     (i) Compensation expense (continued):

         Under United States GAAP, the issue of stock options to non-employees is accounted for under SFAS 123. The fair value of the stock options granted to non-employees during the nine months ended September 30, 1999 was estimated using the Black-Scholes option-pricing model and the following weighted-average assumptions: dividend yield 0.0%, expected volatility 70%, risk-free interest rate 5.5% and expected average option term of 3.5 years. The fair value of the options granted was $0.09 per option. Accounting for the non-employee options on this basis would result in recording additional compensation expense and additional paid-up capital of $21,000 (December 31, 1998 - $Nil; December 31, 1997 - $Nil).

     (ii)Earnings (loss) per share:

         Proforma earnings (loss) per share gives retroactive effect, for the years presented, to the exercise of the 11,000,000 Special Warrants and issuance of Common shares related to the reverse take-over (notes 2 and 22). The Special Warrants are considered to be residual equity securities. Under U.S. GAAP, the weighted average number of shares used in the calculation of proforma basic and fully diluted EPS exclude performance based Common shares under the Company's Employee Stock Bonus Plan (note 14(d)).

         Under U.S. GAAP, the weighted average number of shares used in the calculation of diluted earnings (loss) per share would be calculated by the treasury stock method whereby it is assumed that proceeds received from the Company from the exercise of dilutive securities are used to repurchase outstanding shares in the market. As the effect of options and common share purchase warrants are anti-dilutive, diluted loss per share does not differ from basic loss per share.


21.  Uncertainty due to the Year 2000 Issue:

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using Year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

SOFTCARE EC.COM INC.
(formerly International Savannah Ventures Ltd.)
Notes to Consolidated Financial Statements, page 17

Nine months ended September 30, 1999 and years ended December 31, 1998 and 1997

--------------------------------------------------------------------------------

22.  Subsequent events:

     (a) The Company obtained a Receipt, effective October 21, 1999, from the British Columbia Securities Commission for filing of its Annual Information Form. As a result, the Company has completed its prospectus level disclosure requirements, subject to on-going filing requirements with the Vancouver Stock Exchange, arising from the reverse take-over that took place June 18, 1999 (note 2). The holding period for shares issued on the private placement (note 13(c)) and the share exchange (note 13(a)) is reduced from twelve months to four months from the closing date of June 18, 1999. Therefore 2,000,000 Common shares have been issued as free trading to investors in exchange for the 2,000,000 Special Warrants issued on the private placement (note 13(c)). In addition, 10,000,000 Common shares have been issued on October 21, 1999 to former shareholders and 1,000,000 Common shares were issued to the SESB Trust in exchange for the 11,000,000 Special Warrants issued pursuant to the reverse take-over agreement (note 13(a)). A further 51,666 Special Warrants issued for services rendered were exercised for an equivalent number of Common shares of the Company.

     (b) On February 24, 2000, the Company entered into a letter of intent to acquire Financial Management Group LLC (a Nevada LLC), a company which provides software solutions to the credit counseling industry in the United States. The Company intends to purchase from the shareholder of Financial Management Group LLC ("FMG") all of the issued and outstanding common shares in FMG for total consideration of 100,000 Common shares of the Company. The shares will be placed in trust pursuant to a voluntary pooling agreement and will not be released to the vendor for a period of two years. The vendor will also receive an additional 95,000 Common shares of the Company, subject to the same pooling agreement , upon the successful development and completion of a new asset called the OpenEC Credit Counseling Portal ("OCC Portal"). If the new OCC Portal achieves recurring revenue of US$300,000 per month, an additional 55,000 Common shares of the Company will be issued to the vendor. If the new OCC Portal achieves recurring revenue of US$1,000,000 per month, a further 50,000 Common shares of the Company will be issued to the vendor. The shares to be issued based on revenue targets are not subject to any pooling agreement.

(c) During the period from October 1, 1999 to February 24, 2000, the Company received gross proceeds of $1,450,000 from the exercise of warrants.

                      Interim Consolidated Financial Statements of

                      SOFTcARE EC.COM INC.

                      (Formerly International Savannah Ventures Ltd.)


                      Six Months ended November 30, 1999

                      (Unaudited)

SOFTCARE EC.COM INC.
(Formerly International Savannah Ventures Ltd.)
Interim Consolidated Balance SheetNovember 30, 1999 and  May 31,1999 (Unaudited)


                                                                             November 30,              May 31,
                                                                                     1999                 1999
                                                                              (unaudited)            (audited)
                                                                           --------------       --------------
Assets

Current assets:
     Cash and cash equivalents                                             $      147,394       $      141,637
     Accounts receivable, net of allowance for
       doubtful accounts of $40,000 (May 31, 1999 - $23,917)                      228,204              252,376
     Short term investments                                                     2,206,674                   -
     Inventory                                                                      5,000                5,000
     Prepaid expenses                                                               6,991                5,080
     Investment tax credits receivable (note 4)                                    50,231               50,231
                                                                           --------------       --------------
                                                                                2,644,494              454,324

Capital assets (note 5)                                                           158,286              129,492
                                                                           --------------       --------------

                                                                           $    2,802,780       $      583,816
                                                                           ==============       ==============

Liabilities and Shareholders' Equity

Current liabilities:
     Bank indebtedness                                                     $      155,000       $      155,000
     Accounts payable and accrued liabilities                                     224,472              283,228
     Advance from proposed acquiror (note 2)                                           -               250,000
     Current portion of long-term debt (note 6)                                    40,200               40,200
     Current portion of capital lease obligations (note 7)                         29,777               35,102
     Current portion of redeemable Class A preference shares (note 8)              30,000               30,000
     Deferred revenue                                                             105,193               91,115
                                                                           --------------       --------------
                                                                                  584,642              884,645

Long-term debt (note 6)                                                            16,750               36,850

Obligations under capital leases (note 7)                                          41,969               24,332

Redeemable Class A preference shares (note 8)                                      87,500              102,500
                                                                           --------------       --------------

                                                                                  730,861            1,048,327
                                                                           --------------       --------------

Shareholders' equity:
     Special warrants (note 9)                                                    283,239                  -
     Share capital (note 10)                                                    6,758,128            3,321,604
     Additional paid-in capital                                                 1,279,753            1,279,753
     Deferred stock compensation (note 10 (d))                                         -              (861,533)
     Unearned Employee Stock Bonus Plan (note 10(d))                           (1,279,975)          (1,279,975)
     Deficit                                                                   (4,969,226)          (2,924,360)
                                                                           --------------       --------------
                                                                                2,071,919             (464,511)
Uncertainty due to the Year 2000 Issue (note 11)

                                                                           --------------       --------------

                                                                           $    2,802,780       $      583,816
                                                                           ==============       ==============

See accompanying notes to consolidated financial statements.

SOFTCARE EC.COM INC.
(Formerly International Savannah Ventures Ltd.)
Interim Consolidated Statement of Operations and Deficit

Six months ended November 30, 1999 and 1998 (Unaudited)


                                                   1999                 1998
                                         ---------------      ---------------


Revenue:
   Software sales                        $      280,992       $      344,073
   Consulting services                           48,709               91,083
   Training services                              7,454                5,523
   Maintenance fees                              88,042               95,795
   Interest income                               14,241                   -
                                         ---------------      ---------------
                                               439,438               535,474
Expenses:
     Salaries and wages                         825,256              383,416
     Other compensation (note 10(b))            861,533                   -
     Selling                                     65,700              149,294
     General and administrative                 695,055              450,071
     Amortization                                36,760               36,565
                                         ---------------      ---------------
                                              2,484,304            1,019,346
                                         ---------------      ---------------

Net loss                                     (2,044,866)            (483,872)


Deficit, beginning of period                 (2,924,360)            (873,234)
                                         ---------------      ---------------

Deficit, end of period                   $   (4,969,226)      $   (1,357,106)
                                         ===============      ===============

Earnings (loss) per share (note 12)      $        (0.17)      $        (0.05)
                                         ===============      ===============


See accompanying notes to consolidated financial statements.

SOFTCARE EC.COM INC.
(Formerly International Savannah Ventures Ltd.)
Interim Consolidated Statement of Cash Flows

Six months ended November 30, 1999 and 1998 (Unaudited)


                                                                     1999                 1998
                                                           ---------------      ---------------
Cash flow from operating activities:
     Net earnings (loss)                                   $   (2,044,866)      $     (483,872)
     Items not involving cash:
          Depreciaton and amortization                             36,760               36,565
          Common stock issued for services                        861,533                   -
       Changes in non-cash operating working capital:
         Accounts receivable                                      472,689              (94,743)
         Inventory                                                     -                 4,708
         Prepaid expenses                                         240,865              (15,338)
         Investment tax credit receivable                                              (34,608)
         Accounts payable and accrued liabilities                (413,235)              21,387
         Deferred revenue                                          14,078               20,432

                                                           ---------------      ---------------

Net cash used in operating activities                            (832,176)            (545,469)

Cash flow from investing activities:
     Purchase of capital assets                                   (65,554)             (54,502)
     Purchase of short term investments                        (2,206,674)                  -
                                                           ---------------      ---------------

Net cash used in investing activities                          (2,272,228)             (54,502)

Cash flow from financing activities:
     Redemption of Class A preference shares                      (15,000)             (15,000)
     Decrease in long-term debt                                   (20,100)             (20,100)
     Increase in capital lease obligations                         12,312               11,295
     Share purchase options exercised for cash                     39,200                   -
     Common stock issued for cash                                     247                   -
     Warrants issued for cash on private placement,
         net of costs of $280,000 (note 9(c))                   2,720,000                   -
     Warrants issued on reverse take-over, net of costs
        of $199,600 (note 2)                                      373,502                   -
                                                           ---------------      ---------------

Net cash provided by (used in) financing activities             3,110,161              (23,805)
                                                           ---------------      ---------------

Increase (decrease) in cash and cash equivalents                    5,757             (623,776)

Cash and cash equivalents, beginning of period                    141,637            1,180,328
                                                           ---------------      ---------------

Cash and cash equivalents, end of period                   $      147,394       $      556,552
                                                           ===============      ===============

Supplemental disclosure of non-cash financing
  and investing activities:
Issuance of warrants on reverse take-over for
  non-cash working capital (note 2)                        $      586,814       $         -
Issuance of warrants on private placement for
  financing services rendered                              $       41,223       $         -
Issuance of warrants on reverse take-over for
  services rendered                                        $       66,132       $         -
Interest expense                                           $       15,513       $       17,161
                                                           ===============      ===============


See accompanying notes to consolidated financial statements.

SOFTCARE EC.COM INC.
(Formerly International Savannah Ventures Ltd.)
Notes to Interim Consolidated Financial Statements, page 1

Six months ended November 30, 1999 (Unaudited)
--------------------------------------------------------------------------------

1.   Operations:

     The Company was incorporated pursuant to the Company Act of the Province of British Columbia on March 30, 1981. The Company changed its name from International Savannah Ventures Ltd. to SoftCare EC.com Inc. ("EC.com") on June 10, 1999 prior to the reverse take-over as described in note 2. In conjunction with this transaction, the Company changed its fiscal year end from March 31 to May 31. Prior to the reverse take-over, the Company had been involved in mining exploration.

     EC.com and its subsidiaries  develop and market Electronic Data Interchange
     (EDI) software primarily to retailers, financial and public institutions, utilities, pharmaceuticals and wholesalers across Canada, the United States and Asia. The Company also develops and markets e-commerce software, providing licenses and support services to both domestic and international markets.

     The Company has experienced operating losses and negative cash flows from operations and has had to rely on debt and equity financing for cash requirements for operations. The Company's ability to achieve profitability and positive cash flows from operations will depend upon its ability to continue to attract strategic corporate partners for development, marketing and distribution, and sale of its products and on the results of its research and development activities.

     As at November 30, 1999, the Company had cash and cash equivalents of $147,394 and short-term investments of $2,206,674. Management believes that the Company has sufficient cash and other working capital to carry out its operations during the next twelve months.


2.   Reverse take-over:

     On June 18, 1999, EC.com completed an agreement with the shareholders of SoftCare Electronic Commerce Inc. ("SoftCare") pursuant to which EC.com issued 11,000,000 Special Warrants to acquire all the issued and outstanding common shares of SoftCare (note 9). At the date of acquisition, EC.com had no substantive operations. As a result of this transaction, the former shareholders of SoftCare acquired 88.8 percent of the Company as a group. SoftCare is considered the accounting acquirer for financial statement purposes. In conjunction with this transaction, Softcare changed its fiscal year-end from December 31 to May 31.

     The  acquisition  has been accounted for as a reverse  take-over  using the purchase method, and accordingly, for financial statement reporting purposes, the net assets of SoftCare have been included in the balance sheet at book values, and the net assets of EC.com have been recorded at fair market value at the date of acquisition. The historical shareholders' equity give effect to the shares issuable to the shareholders of Softcare upon exercise of the 11,000,000 Special Warrants. The consolidated operations of the Company for the six months ended November 30, 1998 are those of SoftCare and its subsidiaries and exclude the accounts of EC.com. The results of EC.com were included from the date of acquisition, June 18, 1999.

SOFTCARE EC.COM INC.
(Formerly International Savannah Ventures Ltd.)
Notes to Interim Consolidated Financial Statements, page 2

Six months ended November 30, 1999 (Unaudited)
--------------------------------------------------------------------------------

2.   Reverse take-over (continued):

     The cost of the acquisition is estimated at the fair value of the net assets of EC.com acquired on June 18, 1999 and consists of:

     Cash                                                 $      73,102
     Accounts receivable                                        448,517
     Prepaid expenses                                           242,776
     Cash advances to SoftCare                                  500,000
     Accounts payable                                          (104,479)
                                                          --------------

                                                          $   1,159,916
                                                          =============


3.   Significant accounting policies:

     (a) Basis of presentation:

         These consolidated financial statements include the accounts of EC.com and its wholly-owned subsidiary SoftCare, and SoftCare's wholly owned subsidiaries, SCC Holdings Ltd., SCEC Holdings Ltd. and SoftCare Electronic Commerce (U.S.A.) Inc., collectively referred to as "the Company".

         EC.com also owns 100 percent of Bus Holdings Corporation, an Anguilla company. This company is not commercially active, has no assets or liabilities and has been effectively abandoned by the Company.

         All intercompany balances and transactions have been eliminated on consolidation.

         The audited financial statements have been prepared in Canadian dollars in accordance with generally accepted accounting principles in Canada and generally conform with those establish in the United States, except as explained in note 14.

     (b) Use of estimates:

         The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates include estimating the recoverability of accounts receivable and investment tax credits receivable and valuing equity instruments. Actual results could differ from these estimates.

     (c) Cash and cash equivalents:

         Cash and cash equivalents includes short-term investments with an initial term of 90 days or less.

     (d) Short term investments:

         Short term investments are carried at the lower of cost or market and consist of investments in term deposits.

SOFTCARE EC.COM INC.
(Formerly International Savannah Ventures Ltd.)
Notes to Interim Consolidated Financial Statements, page 3

Six months ended November 30, 1999 (Unaudited)
--------------------------------------------------------------------------------


3.   Significant accounting policies (continued):

     (e) Revenue recognition:

         The Company's revenue recognition policy conforms to the Statement of Position 97-2, Software Revenue Recognition, issued by the American Institute of Certified Public Accountants. A software arrangement entered into by the Company may encompass multiple elements, including the software product, consulting, training and annual maintenance fees. The fee of a multiple element arrangement is allocated to each element based upon its fair value. Fair value is established through the Company's policy to charge to customers the same price as when the element is sold separately. Unspecified upgrades or enhancements of the Company's products are considered maintenance and are recognized over the contract period. Revenue from sales made to re-sellers is recognized after the third-party sale occurs and the revenue is determinable. Consulting services offered by the Company are not considered essential to the functionality of the software arrangement. As a result, consulting and training revnues are recognized as the work is performed. Maintenance contract revenue is deferred and recognized over the respective contract periods.

         Revenue from direct product sales is recognized when the product has been delivered, as no significant obligations remain, fees are fixed and determinable, collectibility is probable, and persuasive evidence of an arrangement exists.

         If sales of products are contingent upon successful installation and subsequent customer acceptance, revenue is recognized upon customer acceptance.

     (f) Inventory:

         Inventory is valued at the lower of cost or net realizable value.

     (g) Capital assets:

         Capital assets are recorded at cost and depreciated using the declining balance method at the following annual rates:

                  Computer and testing equipment                       30%
                  Computer software                                   100%
                  Office equipment                                     20%
                  Office furniture                                     20%
                  Display booths                                       30%
                  Leasehold improvements                     Term of lease

         Computer equipment acquired under capital leases is depreciated on a straight-line basis over its estimated economic life of approximately three years.

     (h) Translation of foreign currencies:

         Monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets are acquired or obligations incurred. Revenue and expense items are translated at the average rate of exchange for the period. Foreign exchange gains and losses are included in income.

         The temporal method has been used to translate integrated foreign subsidiary operations.

SOFTCARE EC.COM INC.
(Formerly International Savannah Ventures Ltd.)
Notes to Interim Consolidated Financial Statements, page 3a

Six months ended November 30, 1999 (Unaudited)
--------------------------------------------------------------------------------

3.   Significant accounting policies (continued):

     (i) Refundable investment tax credits:

         Refundable investment tax credits resulting from eligible Scientific Research and Experimental Development expenditures are recorded as a reduction of related costs in the period in which they are incurred.

     (j) Research and development costs:

         Research costs are expensed as incurred. Development costs are charged to expense as incurred unless the development project meets the criteria under generally accepted accounting principles for deferral and amortization. The Company has not deferred any development costs to date.

SOFTCARE EC.COM INC.
(Formerly International Savannah Ventures Ltd.)
Notes to Interim Consolidated Financial Statements, page 4

Six months ended November 30, 1999 (Unaudited)
--------------------------------------------------------------------------------

3.   Significant accounting policies (continued):

     (k) Impairment of long-lived assets:

         The Company monitors the recoverability of long-lived assets, including capital and intangible assets based upon estimates using factors such as future asset utilization, business climate and future non-discounted cash flows expected to result from the use of the related assets or to be realized on sale. The Company's policy is to write down assets to their net recoverable amount in the period when it is likely that the carrying amount of asset will not be recovered.

     (l) Employee Stock Bonus Plan

         Equity instruments contributed to the Plan by the Company are recorded at their estimated market value at the date of their contribution and are recorded as a credit in shareholders' equity. A contra equity account is recognized until allocations to participants are considered compensation expense.

         Compensation expense is recognized in the period when it is likely that performance criteria will be met and the equity instruments allocated to participants will be released.


4.   Investment tax credits receivable:

     Management has estimated and filed for refundable investment tax credits relating to the Company's eligible scientific research and experimental development pursuant to the Canadian Income Tax Act. The refundable taxes have been recorded as a reduction of the Company's wages expense and are as follows:


                                        November 30,              May 31,
                                                1999                 1998
                                        ------------         ------------

     1997                               $     43,610         $     43,610
     1998                                      6,621                6,621
                                        ------------         ------------
                                        $     50,231           $   50,231
                                        ============         ============

     Any adjustments between the amounts recorded and the amounts ultimately realized will be recorded in the year they occur.

SOFTCARE EC.COM INC.
(Formerly International Savannah Ventures Ltd.)
Notes to Interim Consolidated Financial Statements, page 5

Six months ended November 30, 1999 (Unaudited)
--------------------------------------------------------------------------------


5.   Capital assets:

                                                                   November 30,              May 31,
                                                                           1999                 1999
                                      -----------------------------------------         ------------
                                                     Accumulated       Net book             Net book
                                            Cost    amortization          value                value
                                      ----------    ------------    -----------         ------------
     Computer and testing equipment   $  292,815    $    185,811    $   107,004         $     78,429
     Computer software                    62,253          51,647         10,606                5,035
     Office equipment                     20,418          11,307          9,111               10,347
     Office furniture                     36,560          16,785         19,775               21,972
     Display booth                        21,755          16,047          5,708                6,715
     Leasehold improvements                9,122           3,040          6,082                6,994
                                      ----------    ------------    -----------         ------------

                                      $  442,923    $    284,637    $   158,286         $    129,492
                                      ==========    ============    ===========         ============


6.   Long-term debt:

     The Company has a bank loan agreement with the Business Development Bank of Canada. The agreement contains certain covenants that impose limitations restricting the Company's dividend-paying ability and changes in ownership.

     The bank loan is repayable with variable interest at 4% over the bank's prime rate and is secured by substantially all of the Company's assets. Royalties are also payable to the Bank based on the Company's gross sales. Principal repayments of $3,350 are due each month. The agreement contains certain covenants that impose limitations restricting the Company's dividend-paying ability and changes in ownership.

7.   Obligations under capital leases:

     The following is a schedule of future minimum lease obligation payments ending November 30, 199 and May 31, 1999:



                                                 November 30,          May 31,
                                                 ------------     ------------
                                                        1999             1999
     2000                                             41,513           39,397
     2001                                             30,870           19,018
     2002                                             12,831            8,234
     2003                                              5,128               -
     2004                                              2,564               -
                                                 ------------     ------------
                                                      92,906           66,649
     Less amount representing interest               (21,160)          (7,215)
                                                 ------------     ------------

     Present value of minimum lease payments          71,746           59,434
     Less current portion                            (29,777)         (35,102)
                                                 ------------     ------------

                                                 $    41,969      $    24,332
                                                 ============     ============

SOFTCARE EC.COM INC.
(Formerly International Savannah Ventures Ltd.)
Notes to Interim Consolidated Financial Statements, page 6

Six months ended November 30, 1999 (Unaudited)
--------------------------------------------------------------------------------

8.   Redeemable Class A preference shares:

     Authorized:

     225,000 Class A preference non-voting shares with a par value of $1 each


                                                            1999         1999
                                                          Number       Amount
                                                        --------- ------------

       Balance, May 31                                   132,500  $   132,500
       Redemption of shares for cash                     (15,000)     (15,000)
                                                        --------- ------------

       Balance, November 30                              117,500      117,500
       Less current portion                                           (30,000)
                                                        --------- ------------

                                                                  $    87,500
                                                        ========= ============


     Under an agreement between the Company and one of its shareholders, the Class A Preference shares are redeemed each month for cash consideration of between $nil and $10,000 based upon the Company's gross quarterly sales. The Company has been making redemption payments of $2,500 each month but may at any time accelerate the redemption payments. The shares are convertible into common voting shares should the Company default on the required redemption payments.



9.   Special Warrants:

     During the period ended November 30, 1999, the Company issued the following special warrants for cash and other consideration:

                                                                      Number of                 1999
                                                                       Warrants               Amount
                                                                    ------------        -------------
       Special Warrants issued on acquisition (a)                    11,000,000         $  1,159,916
       Special Warrants issued for services rendered (b)                 51,666               66,132
       Warrants issued in private placement, net of costs (c)         2,000,000            2,678,777
       Agent's Special Warrants (d)                                     196,300               41,223
       Issuance costs on reverse take-over                                                  (265,732)
                                                                    ------------        -------------

                                                                     13,247,966         $  3,680,316

       Special Warrants exercised for Common Shares,
          net of issuance costs (a)                                 (10,000,000)             812,895
       Special Warrants exercised for Common Shares (b)                 (51,666)             (66,132)
       Special Warrants exercised for Common Shares,
          net of issuance costs (c)                                  (2,000,000)          (2,518,050)
                                                                    ------------        -------------

       Warrants outstanding, November 30, 1999                        3,196,300         $    283,239
                                                                    ============        =============

SOFTCARE EC.COM INC.
(Formerly International Savannah Ventures Ltd.)
Notes to Interim Consolidated Financial Statements, page 7

Six months ended November 30, 1999 (Unaudited)
--------------------------------------------------------------------------------

9.   Special Warrants (continued):

     At November 30, 1999 Special Warrants outstanding consisted of:

       Special Warrants issued on acquisition (a)                     1,000,000        $      81,289
       Share purchase warrants issued in
         private placement, net of costs (c)                          2,000,000            2,160,727
       Agent's Special Warrants (d)                                     196,300               41,223
                                                                    ------------        -------------

                                                                      3,196,300         $    283,239
                                                                    ============        =============

     (a) The Company issued 11,000,000 Special Warrants in exchange for all of the issued and outstanding common shares of Softcare Electronic Commerce Inc. pursuant to the reverse takeover agreement effective, June 18, 1999 (Note 2). Each of the Special Warrants is exercisable for one common share, without any additional consideration.

         Of the 11,000,000 warrants issued, 10,000,000 were issued to the existing shareholders of Softcare pursuant to the reverse takeover transaction. During the period, each of these 10,000,000 warrants was exercised for one common share of the Company. The common shares so issued are subject to a voluntary pooling agreement, which restricts the transfer or sale by the holders.

         The remaining 1,000,000 warrants were issued to the SESB Trust to provide for Employee Bonus Shares upon exercise of such warrants. Two of the Directors of the Company are also the Trustees of the Trust and may only release such shares from the Trust to employees in accordance with regulatory approval and certain performance criteria established (note 10(d)).

     (b) The Company issued 51,666 Special Warrants as a finder's fee and corporate advisory fee upon completion of the reverse takeover. Each of the warrants has been exercised, without any additional consideration, for one common share of the Company. The value of the services, $66,132, is included in the issuance costs related to the reverse take-over.

     (c) The Company issued 2,000,000 Special Warrants for gross proceeds of $3,000,000 cash pursuant to a broker-assisted private placement. Costs incurred to effect the private placement include a $280,000 commission and 196,300 agent warrants issued valued at $41,223 (note 9(d)) resulting in net proceeds of the offering of $2,678,777. During the period, each Special Warrant was exercised, at no additional cost, into one Common share and one Share Purchase Warrant, which is transferable upon regulatory approval. The equity component of the Special Warrant offering was valued, net of costs, at $2,518,050 and is included in other paid-in capital as a separate component of shareholder's equity. The value assigned to the underlying warrants of the Special Warrants offering was valued, net of costs, at $160,727 and is included in warrants as a separate component of shareholders' equity.

SOFTCARE EC.COM INC.
(Formerly International Savannah Ventures Ltd.)
Notes to Interim Consolidated Financial Statements, page 8

Six months ended November 30, 1999 (Unaudited)
--------------------------------------------------------------------------------

     9.  Special Warrants (continued):

         Each Share Purchase Warrant received upon exercise of a Special Warrant is exercisable for a period of one year from June 18, 1999, and entitle the holder to purchase one Common share at a price of $2.50 cash until June 18, 2000 at which time they will expire. Notwithstanding the foregoing, if at any time before the expiry date, the Common shares of the Company trade on any securities exchange over a period of ten consecutive trading days at a weighted average price of not less than $3.00 per Common share, then at the option of the Company, any Share Purchase Warrant not exercised within 30 days of written notice to the holder by the Company will expire.

     (d) The Company issued 196,300 Agent's Special Warrants as part of an agency agreement with respect to the brokered private placement of 2,000,000 Special Warrants. Each Agent's Special Warrant has been exercised, without any additional consideration, for one Agent's Warrant. Each Agent's Warrant is exercisable for one common share of the Company at $1.50 cash per share for a period of one year from June 18, 1999. One half of the Agent's Warrants and/or shares are subject to resale restrictions which expire three months from the date the shares become tradable free from hold periods. The estimated value of the warrants, $41,223, is included in issuance costs related to the private placement.


10.  Share capital:

     (a)  Authorized:

         100,000,000 common voting shares without par value.

     (b) Issued and outstanding Common shares:

                                                                      Number of
                                                                  common shares            Amount
                                                                  -------------       -----------
       Balance, December 31,1998                                      8,961,526    $    2,012,059
       Issuance of shares to an employee for services rendered           38,470            29,545
       Issuance of shares to Employee Stock Bonus
          Plan (note 10(d)).                                            999,998         1,280,000
                                                                    -----------       -----------

       Balance, May 31, 1999                                          9,999,994         3,321,604
                                                                    -----------       -----------

       Issuance of shares for services rendered                       1,000,006         1,280,000
       Adjustments to effect June 18, 1999 reverse
       takeover accounting (note 2):
           Issued share capital of
             SoftCare Electronic Commerce Inc.                      (11,000,000)
           Issuance of share capital of the Company                   1,391,428
       Issuance of shares for exercise of stock options                  23,334            39,200
                                                                    -----------       -----------
       Issuance of shares for exercise of Special Warrants           12,051,666         3,397,077

     Balance, November 30, 1999                                      13,466,428       $ 8,037,881
                                                                    ===========       ===========

SOFTCARE EC.COM INC.
(Formerly International Savannah Ventures Ltd.)
Notes to Interim Consolidated Financial Statements, page 9

Six months ended November 30, 1999 (Unaudited)
--------------------------------------------------------------------------------

10.  Share capital (continued):

         Prior to and in anticipation of the reverse take-over transaction (note
         2), options to acquire 1,000,006 Common shares of SoftCare valued at $1,280,000 were granted to employees. The options were only exercisable concurrent with the completion of any reverse take over, sale or other disposition of the shares of the Company that occurred on or before September 30, 1999, their expiry date. The options were granted in lieu of salary and were given in exchange for general financing services to be performed over a five month period ended September 11, 1999. These options were exercised on June 14, 1999 for cash proceeds of $247. The excess value of Common shares over cash received has been recorded as compensation expense in the consolidated financial statements. Furthermore, 999,998 Common shares also valued at $1,280,000 were issued to the SESB Trust (note 9(a)) for cash proceeds of $25. These shares were exchanged for Special Warrants (note 9(a)).

         23,334 stock options held by a former Director and a former Officer were exercised into 23,334 Common shares at a price of $1.68 cash per Common share during the six months ended November 30, 1999.

     (c) Stock options:

                                                       Number of            Exercise                    Expiry
                                                         Options               Price                      Date
                                                      -----------       -------------         ----------------
         Balance, November 30, 1998                       90,000               $1.68            May, 2002 and
                                                                                                 January, 2003
         Options exercised                               (33,333)              $1.68
                                                      -----------       -------------         ----------------

         Balance, May 31, 1999                            56,667

         Options granted:
              Granted to directors and employees
                of SoftCare                              444,503               $6.07               April, 2004
              Granted to directors, officers,
                employees and consultants              1,150,000               $1.50           April, 2004 and
                                                                                                November, 2004
         SoftCare options cancelled on reverse
           take-over (i)                                (197,557)             $(6.07)
         Options exercised (ii) and (b)                 (553,613)          $1.50 - 1.68
                                                      -----------       -------------         ----------------

         Balance, November 30, 1999                     900,000
                                                      ===========

         (i) 800,000 stock options, exercisable at a price of $1.50 cash per Common share, were granted to Directors of the Company in exchange for 197,557 stock options of SoftCare on June 18, 1999 as part of reverse take-over agreement (note 2). The stock options expire in April, 2004. None of these options were exercised during the period ended November 30, 1999. 250,000 stock options were granted and exercised by officers, directors, and a consultant on June 18, 1999. Each option was exercisable at a price of $1.50 per Common share.

              100,000 stock options, exercisable at a price of $1.50 cash per Common share, were granted to an individual pursuant to a consulting agreement. The stock option agreement expires in November, 2004 or earlier if the consulting contract is terminated prior to that date. None of these options were exercised during the period.

SOFTCARE EC.COM INC.
(Formerly International Savannah Ventures Ltd.)
Notes to Interim Consolidated Financial Statements, page 9a

Six months ended November 30, 1999 (Unaudited)
--------------------------------------------------------------------------------

10.  Share capital (continued):

         (ii) 306,667 stock options, exercisable at prices between $1.50 and $1.68 cash per Common share, were exercised during the six months ended November 30, 1999. 283,333 were exercised for common shares of SoftCare and exchanged for Special Warrants.

SOFTCARE EC.COM INC.
(Formerly International Savannah Ventures Ltd.)
Notes to Interim Consolidated Financial Statements, page 10

Six months ended November 30, 1999 (Unaudited)
--------------------------------------------------------------------------------

10.  Share capital (continued):

     (d) Employee Stock Bonus Plan:

         The Company established a non-leveraged Employee Stock Bonus Plan (the "Plan") in 1999 covering directors, officers and employees who have completed six months or more service with the Company. Prior to the reverse take-over transaction (note 2) 999,998Common shares of SoftCare were contributed to the Plan for $25 cash. These shares were exchanged for 999,998Special Warrants of the Company which are exercisable into 1,000,000 Common Shares of the Company. As at November 30, 1999, 187,030 Special Warrants which are exercisable into 187,030 Common shares of the Company valued at $1.28 per share, were allocated to employees. Release of these shares to employees are subject to the Company meeting a revenue target of $4,000,000. No compensation expense has been recognized in the accounts as it is not likely that performance criteria established for the release of these shares will be met.

         Vesting terms of participant allocated shares are determined by the Board of Directors but is generally contingent on revenue targets, and for certain employees, also sales quotas, being achieved.

11.  Uncertainty due to the Year 2000 Issue:

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using Year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.



12.  Earnings (loss) per share:

     Basic earnings (loss) per share computations are based on the weighted average number of shares outstanding during the period.

     In accordance with the reverse take-over agreement (note 2), EC.com issued 11,000,000 Special Warrants, each of which is exercisable for one Common share. No Common shares were issued to effect the transaction. The Special Warrants were exercised for Common shares in November 1999. Generally accepted accounting principles require that earnings (loss) per share, for periods prior to a reverse take-over transaction, be calculated using the number of common shares issued by the legal parent (EC.com) to effect the transaction on the date it occurred.

SOFTCARE EC.COM INC.
(formerly International Savannah Ventures Ltd.)
Notes to Consolidated Financial Statements, page 11

Six months ended November 30, 1999 (Unaudited)
--------------------------------------------------------------------------------

12.  Earnings (loss) per share (continued):

     Proforma earnings per share calculations below, for the years presented, give retroactive effect to the exercise of the 11,000,000 Special Warrants and the issuance of the Common shares at the reverse take-over transaction date:



                                             Six months           Six months
                                                  Ended               Ended
                                            November 30,        November 30,
                                                    1999                1998
                                            ------------        ------------

     Proforma basic loss per Common
         share (note 3(l))                  $     (0.17)        $     (0.05)

     Weighted average number of Common
       shares used in proforma basic loss
       per share calculation                 12,199,102           8,961,526
                                             ==========          ==========

     900,000 (1998 - 90,000)  stock options and 2,196,300  (1998 - nil) warrants in addition to those 1,000,000issued as a result of the reverse take-over (notes 9 and 10) are anti-dilutive for the six-months periods ended November 30, 1999 and, accordingly, proforma fully diluted loss per share does not differ from proforma basic loss per share for the periods presented.



13.  Adoption of new accounting standard:

     The Company adopted CICA Handbook Section 1540, Cash Flow Statements for the period ended November 30. The provisions were applied retroactively with restatement of prior period financial statements. Under Section 1540, non-cash investing and financing activities are excluded from the statement of cash flows and are disclosed as supplementary information to the Consolidated Statements of Cash Flows.



14.  United States generally accepted accounting principles:

     These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"), which differ in certain respects with accounting principles generally accepted in the United States ("U.S. GAAP"). Material measurement differences to these consolidated financial statements are as follows:

SOFTCARE EC.COM INC.
(formerly International Savannah Ventures Ltd.)
Notes to Consolidated Financial Statements, page 12

Six months ended November 30, 1999 (Unaudited)
--------------------------------------------------------------------------------

14.  United States generally accepted accounting principles (continued):

     Consolidated statement of operations:

                                                                 1999                1998
                                                      ---------------      ---------------
     Net income (loss) in accordance with
       Canadian GAAP                                  $   (2,044,866)      $     (483,872)

     Effects of differences in accounting for:
         Compensation expense(i)                             (21,000)              -
                                                      ---------------      ---------------

     Net income (loss)                                $   (2,065,866)      $     (483,872)

     Loss per share (ii)                              $        (0.18)      $        (0.05)

     Weighted average number of shares
       Outstanding under U.S. GAAP                        11,199,102            8,961,524
                                                      ===============      ===============

     (i) Compensation expense:

         For United States GAAP purposes, the Company has elected under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") to continue to apply the intrinsic value based method of accounting for stock-based compensation under APB 25 "Accounting for Stock Issued to Employees". Under the intrinsic value based method, stock compensation is the excess, if any, of the quoted market value of the stock at the measured date of the grant over the amount an optionee must pay to acquire the stock.

         Under United States GAAP, the issue of stock options to non-employees is accounted for under SFAS 123. The fair value of the stock options granted to non-employees during the six months ended November 30, 1999 was estimated using the Black-Scholes option-pricing model and the following weighted-average assumptions: dividend yield 0.0%, expected volatility 70%, risk-free interest rate 5.5% and expected average option term of 3.5 years. The fair value of the options granted was $0.09 per option. Accounting for the non-employee options on this basis would result in recording additional compensation expense and additional paid-up capital of $21,000 (November 30, 1998 - $Nil).

     (ii)Earnings (loss) per share:

         Proforma earnings (loss) per share gives retroactive effect, for the periods presented, to the exercise of the 11,000,000 Special Warrants and issuance of Common shares related to the reverse take-over (notes
         2). The Special Warrants are considered to be residual equity securities. Under U.S. GAAP, the weighted average number of shares used in the calculation of proforma basic and fully diluted EPS exclude performance based Common shares under the Company's Employee Stock Bonus Plan (note 10(d)).

         Under U.S. GAAP, the weighted average number of shares used in the calculation of diluted earnings (loss) per share would be calculated by the treasury stock method whereby it is assumed that proceeds received from the Company from the exercise of dilutive securities are used to repurchase outstanding shares in the market. As the effect of options and common share purchase warrants are anti-dilutive, diluted loss per share does not differ from basic loss per share.

                      Interim Consolidated Financial Statements of

                      SOFTCARE EC.COM INC.

                      (Formerly International Savannah Ventures Ltd.)


                      Nine Months ended February 29, 2000

                      (Unaudited)

SOFTCARE Ec.COM INC.
(Formerly International Savannah Ventures Ltd.)
Interim Consolidated Balance Sheet
February 29, 2000 and May 31, 1999

                                                                             February 29,              May 31,
                                                                                     2000                 1999
                                                                              (unaudited)            (audited)
                                                                           --------------       --------------
Assets

Current assets:
     Cash and cash equivalents                                            $     1,272,862       $      141,637
     Accounts receivable, net of allowance for
       doubtful accounts of $35,577 (May 31, 1999 - $23,917)                      178,967              252,376
     Note receivable                                                               36,803                   -
     Short term investments                                                     1,561,931                   -
     Inventory                                                                      5,000                5,000
     Prepaid expenses                                                               3,186                5,080
     Investment tax credits receivable (note 4)                                   174,607               50,231
                                                                           --------------       --------------
                                                                                3,233,356              454,324

Capital assets (note 5)                                                           209,974              129,492
                                                                           --------------       --------------

                                                                           $    3,443,330       $      583,816
                                                                           ==============       ==============

Liabilities and Shareholders' Equity

Current liabilities:
     Bank indebtedness                                                     $            -       $      155,000
     Accounts payable and accrued liabilities                                     173,596              283,228
     Advance from proposed acquiror (note 2)                                            -              250,000
     Current portion of long-term debt (note 6)                                    40,200               40,200
     Current portion of capital lease obligations (note 7)                         32,450               35,102
     Current portion of redeemable Class A preference shares (note 8)              30,000               30,000
     Deferred revenue                                                             101,670               91,115
                                                                           --------------       --------------
                                                                                  377,916              884,645

Long-term debt (note 6)                                                             6,700               36,850

Obligations under capital leases (note 7)                                          39,246               24,332

Redeemable Class A preference shares (note 8)                                      80,000              102,500
                                                                           --------------       --------------

                                                                                  503,862            1,048,327
                                                                           --------------       --------------

Shareholders' equity:
     Special warrants (note 9)                                                    151,467                  -
     Share capital (note 10)                                                    9,684,653            3,321,604
     Additonal paid-in capital                                                         -             1,279,753
     Unearned Employee Stock Bonus Plan (note 10(d))                           (1,279,975)          (1,279,975)
     Deferred compensation expense                                                     -              (861,533)
     Deficit                                                                   (5,616,677)          (2,924,360)
                                                                           --------------       --------------
                                                                                2,939,468             (464,511)
Uncertainty due to the Year 2000 Issue (note 11)

                                                                           --------------       --------------

                                                                           $    3,443,330       $      583,816
                                                                           ==============       ==============

See accompanying  notes to consolidated  financial  statements.

SOFTCARE Ec.COM INC.
(Formerly International Savannah Ventures Ltd.)
Interim Consolidated Statement of Operations and Deficit

Nine months ended February 29, 2000 and February 28, 1999 (Unaudited)

                                             2000                 1999
                                        --------------       --------------
Revenue:
     Software sales                     $      315,620       $      493,328
     Consulting services                        62,602              122,041
     Training services                           9,454               20,023
     Maintenance fees                          127,322              128,838
     Interest income                            47,112                2,410
                                        --------------       --------------
                                               562,110              766,640


Expenses:
     Salaries and wages                      1,166,103              769,231
     Other compensation (note 10(b))           861,533                   -
     Selling                                    90,428              164,687
     General and administrative              1,082,674              625,339
     Amortization                               53,689               56,715
                                        --------------       --------------
                                             3,254,427            1,616,062
                                        --------------       --------------

Net loss                                    (2,692,317)            (849,422)

Deficit, beginning of period                (2,924,360)            (873,234)

                                        --------------       --------------

Deficit, end of period                  $   (5,616,677)      $   (1,722,656)
                                        ==============       ==============

Earnings (loss) per share (note 12)     $        (0.19)      $        (0.09)
                                        ==============       ==============

See accompanying notes to consolidated financial statements.

SOFTCARE EC.COM INC.
(Formerly International Savannah Ventures Ltd.)
Interim Consolidated Statement of Cash Flows

Nine months ended February 29, 2000 and February 28, 1999 (Unaudited)

                                                                                     2000                 1999
                                                                           --------------       --------------
Cash flow from operating activities:
     Net earnings (loss)                                                   $   (2,692,317)      $     (849,422)
     Items not involving cash:
         Amortization                                                              53,689               56,715
         Common stock issued for services                                         861,533                   -
       Changes in non-cash operating working capital:
         Accounts receivable                                                      521,926              (83,519)
         Note receivable                                                          (36,803)                  -
         Inventory                                                                     -                 4,708
         Prepaid expenses                                                         244,670              (48,224)
         Investment tax credit receivable                                        (124,376)             (50,108)
         Accounts payable and accrued liabilities                                (464,111)              27,545
         Deferred revenue                                                          10,555                3,137

                                                                           --------------       --------------

Net cash used in operating activities                                          (1,625,234)            (939,168)

Cash flow from investing activities:
     Purchase of capital assets                                                  (134,171)             (47,887)
     Purchase of short term investments                                        (1,561,931)                  -
                                                                           --------------       --------------

Net cash used in investing activities                                          (1,696,102)             (47,887)

Cash flow from financing activities:
     Increase (decrease) in bank indebtedness                                    (155,000)             160,000
     Redemption of Class A preference shares                                      (22,500)             (22,500)
     Decrease in long-term debt                                                   (30,150)             (30,150)
     Increase in capital lease obligations                                         12,262                2,660
     Share purchase options exercised for cash                                     54,200                   -
     Common stock issued for cash                                               1,500,247                   -
     Warrants issued for cash on private placement,
         net of costs of $280,000 (note 9(c))                                   2,720,000                   -
     Warrants issued on reverse take-over, net of costs
        of $199,600 (note 2)                                                      373,502                   -
                                                                           --------------       --------------

Net cash provided by (used in) financing activities                             4,452,561              110,010
                                                                           --------------       --------------

Increase (decrease) in cash and cash equivalents                                1,131,225             (877,045)

Cash and cash equivalents, beginning of period                                    141,637            1,180,328
                                                                           --------------       --------------

Cash and cash equivalents, end of period                                   $    1,272,862       $      303,283
                                                                           --------------       --------------

Supplemental disclosure of non-cash financing and investing activities:
Issuance of warrants on reverse take-over for
  non-cash working capital (note 2)                                        $      586,814       $          -
Issuance of warrants on private placement for
  financing services rendered                                              $       41,223       $          -
Issuance of warrants on reverse take-over for
  services rendered                                                        $       66,132       $          -
Interest expense                                                           $       19,415       $       20,252



See accompanying notes to consolidated financial statements.

SOFTCARE EC.COM INC.
(Formerly International Savannah Ventures Ltd.)
Notes to Interim Consolidated Financial Statements, page 1

Nine months ended February 29, 2000 (Unaudited)
--------------------------------------------------------------------------------

1.   Operations:

     The Company was incorporated pursuant to the Company Act of the Province of British Columbia on March 30, 1981. The Company changed its name from International Savannah Ventures Ltd. to SoftCare EC.com Inc. ("EC.com") on June 10, 1999 prior to the reverse take-over as described in note 2. In conjunction with this transaction, the Company changed its fiscal year end from March 31 to May 31. Prior to the reverse take-over, the Company had been involved in mining exploration.

     EC.com and its subsidiaries  develop and market Electronic Data Interchange
     (EDI) software primarily to retailers, financial and public institutions, utilities, pharmaceuticals and wholesalers across Canada, the United States and Asia. The Company also develops and markets e-commerce software, providing licenses and support services to both domestic and international markets.

     The Company has experienced operating losses and negative cash flows from operations and has had to rely on debt and equity financing for cash requirements for operations. The Company's ability to achieve profitability and positive cash flows from operations will depend upon its ability to continue to attract strategic corporate partners for development, marketing and distribution, and sale of its products and on the results of its research and development activities.

     As at February 29, 2000, the Company had cash and cash equivalents of $1,272,862 and short-term investments of $1,561,931. Management believes that the Company has sufficient cash and other working capital to carry out its operations during the next twelve months.


2.   Reverse take-over:

     On June 18, 1999, EC.com completed an agreement with the shareholders of SoftCare Electronic Commerce Inc. ("SoftCare") pursuant to which EC.com issued 11,000,000 Special Warrants to acquire all the issued and outstanding common shares of SoftCare (note 9). At the date of acquisition, EC.com had no substantive operations. As a result of this transaction, the former shareholders of SoftCare acquired 88.8 percent of the Company as a group. SoftCare is considered the accounting acquirer for financial statement purposes. In conjunction with this transaction, Softcare changed its fiscal year-end from December 31 to May 31.

     The  acquisition  has been accounted for as a reverse  take-over  using the purchase method, and accordingly, for financial statement reporting purposes, the net assets of SoftCare have been included in the balance sheet at book values, and the net assets of EC.com have been recorded at fair market value at the date of acquisition. The historical shareholders' equity give effect to the shares issuable to the shareholders of Softcare upon the exercise of the 11,000,000 Special Warrants. The consolidated operations of the Company for the nine months ended February 28, 1999 are those of SoftCare and its subsidiaries and exclude the accounts of EC.com. The results of EC.com were included from the date of acquisition, June 18, 1999.

SOFTCARE EC.COM INC.
(Formerly International Savannah Ventures Ltd.)
Notes to Interim Consolidated Financial Statements, page 2

Nine months ended February 29, 2000 (Unaudited)
--------------------------------------------------------------------------------

2.   Reverse take-over (continued):

     The cost of the acquisition is estimated at the fair value of the net assets of EC.com acquired on June 18, 1999 and consists of:

     Cash                                                      $      73,102
     Accounts receivable                                             448,517
     Prepaid expenses                                                242,776
     Cash advances to SoftCare                                       500,000
     Accounts payable                                               (104,479)
                                                               --------------

                                                               $   1,159,916
                                                               ==============

3.   Significant accounting policies:

     (a) Basis of presentation:

         These consolidated financial statements include the accounts of EC.com and its wholly-owned subsidiary SoftCare, and SoftCare's wholly owned subsidiaries, SCC Holdings Ltd., SCEC Holdings Ltd. and SoftCare Electronic Commerce (U.S.A.) Inc., collectively referred to as "the Company".

         EC.com also owns 100 percent of Bus Holdings Corporation, an Anguilla company. This company is not commercially active, has no assets or liabilities and has been effectively abandoned by the Company.

         All intercompany balances and transactions have been eliminated on consolidation.

         The audited financial statements have been prepared in Canadian dollars in accordance with generally accepted accounting principles in Canada and generally conform with those establish in the United States, except as explained in note 14.

     (b) Use of estimates:

         The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates include estimating the recoverability of accounts receivable and investment tax credits receivable and valuing equity instruments. Actual results could differ from these estimates.

     (c) Cash and cash equivalents:

         Cash and cash equivalents includes short-term investments with an initial term of 90 days or less.

     (d) Short term investments:

         Short term investments are carried at the lower of cost or market and consist of investments in term deposits.

SOFTCARE EC.COM INC.
(Formerly International Savannah Ventures Ltd.)
Notes to Interim Consolidated Financial Statements, page 3

Nine months ended February 29, 2000 (Unaudited)
--------------------------------------------------------------------------------

3.   Significant accounting policies (continued):

     (e) Revenue recognition:

         The Company's revenue recognition policy conforms to the Statement of Position 97-2, Software Revenue Recognition, issued by the American Institute of Certified Public Accountants. A software arrangement entered into by the Company may encompass multiple elements, including the software license, consulting, training and annual maintenance fees. The total fee of a multiple element arrangement is allocated to each element based upon its fair value. Fair value is established through the Company's policy to charge to customers the same price as when the element is sold separately. Unspecified upgrades or enhancements of the Company's products are considered maintenance and are recognized over the contract period. Revenue from sales made to re-sellers is recognized after the third-party sale occurs and the revenue is determinable. Consulting services offered by the Company are not considered essential to the functionality of the software arrangement. As a result, consulting and training revenues are recognized as the work is performed. Maintenance contract revenue is deferred and recognized over the respective contract periods.

         Revenue from direct product sales is recognized when the product has been delivered, as no significant obligations remain, fees are fixed and determinable, collectibility is probable, and persuasive evidence of an arrangement exists.

         If sales of products are contingent upon successful installation and subsequent customer acceptance, revenue is recognized upon customer acceptance.

     (f) Inventory:

         Inventory is valued at the lower of cost or net realizable value.

     (g) Capital assets:

         Capital assets are recorded at cost and depreciated using the declining balance method at the following annual rates:

                  Computer and testing equipment                        30%
                  Computer software                                    100%
                  Office equipment                                      20%
                  Office furniture                                      20%
                  Display booths                                        30%
                  Leasehold improvements                      Term of lease

         Computer equipment acquired under capital leases is depreciated on a straight-line basis over its estimated economic life of approximately three years.

     (h) Translation of foreign currencies:

         Monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets are acquired or obligations incurred. Revenue and expense items are translated at the average rate of exchange for the period. Foreign exchange gains and losses are included in income.

         The temporal method has been used to translate integrated foreign subsidiary operations.

SOFTCARE EC.COM INC.
(Formerly International Savannah Ventures Ltd.)
Notes to Interim Consolidated Financial Statements, page 4

Nine months ended February 29, 2000 (Unaudited)
--------------------------------------------------------------------------------

3.   Significant accounting policies (continued):

      (i)Refundable investment tax credits:

         Refundable investment tax credits resulting from eligible Scientific Research and Experimental Development expenditures are recorded as a reduction of related costs in the period in which they are incurred.

      (j)Research and development costs:

         Research costs are expensed as incurred. Development costs are charged to expense as incurred unless the development project meets the criteria under generally accepted accounting principles for deferral and amortization. The Company has not deferred any development costs to date.

      (k)Impairment of long-lived assets:

         The Company monitors the recoverability of long-lived assets, including capital and intangible assets based upon estimates using factors such as future asset utilization, business climate and future non-discounted cash flows expected to result from the use of the related assets or to be realized on sale. The Company's policy is to write down assets to their net recoverable amount in the period when it is likely that the carrying amount of asset will not be recovered.

     (l) Employee Stock Bonus Plan

         Equity instruments contributed to the Plan by the Company are recorded at their estimated market value at the date of their contribution and are recorded as a credit in shareholders' equity. A contra equity account is recognized until allocations to participants are considered compensation expense.

         Compensation expense is recognized in the period when it is likely that performance criteria will be met and the equity instruments allocated to participants will be released.

4.   Investment tax credits receivable:

     Management has estimated and filed for refundable investment tax credits relating to the Company's eligible scientific research and experimental development pursuant to the Canadian Income Tax Act. The refundable taxes have been recorded as a reduction of the Company's wages expense and are as follows:


                                              February 29,              May 31,
                                                      2000                 1999
                                              ------------         ------------
                                              $    174,607         $     50,231
                                              ============         ============

SOFTCARE EC.COM INC.
(Formerly International Savannah Ventures Ltd.)
Notes to Interim Consolidated Financial Statements, page 5

Nine months ended February 29, 2000 (Unaudited)
--------------------------------------------------------------------------------

4.   Investment tax credits receivable (continued):

     Any adjustments between the amounts recorded and the amounts ultimately realized will be recorded in the year they occur.

     During the period ended May 31, 1999, the Company provided an allowance of $124,376 against the investment tax credits receivable. During the nine months ended February 29, 2000, the Company reinstated $124,376 of investment tax credits receivable following an assessment of the Company's claim by the governing agency supporting the receipt by the Company of the entire claim. The refundable taxes reduced the Company's wages expense in the same period.

5.   Capital assets:

                                                                             February 29,              May 31,
                                                                                     2000                 1999
                                             --------------------------------------------         ------------
                                                               Accumulated       Net book             Net book
                                                      Cost    amortization          value                value
                                             -------------    ------------    -----------         ------------
     Computer and testing equipment          $     310,998    $    198,806    $   112,192         $     78,429
     Computer software                             110,119          52,905         57,214                5,035
     Office equipment                               22,986          11,924         11,062               10,347
     Office furniture                               36,560          17,884         18,676               21,972
     Display booth                                  21,755          16,551          5,204                6,715
     Leasehold improvements                          9,122           3,496          5,626                6,994
                                             -------------    ------------    -----------         ------------

                                             $     511,540    $    301,566    $   209,974         $    129,492
                                             =============    ============    ===========         ============


6.   Long-term debt:

     The Company has a bank loan agreement with the Business Development Bank of Canada. The agreement contains certain covenants that impose limitations restricting the Company's dividend-paying ability and changes in ownership.

     The bank loan is repayable with variable interest at 4% over the bank's prime rate and is secured by substantially all of the Company's assets. Royalties are also payable to the Bank based on the Company's gross sales. Principal repayments of $3,350 are due each month. The agreement contains certain covenants that impose limitations restricting the Company's dividend-paying ability and changes in ownership.

SOFTCARE EC.COM INC.
(Formerly International Savannah Ventures Ltd.)
Notes to Interim Consolidated Financial Statements, page 6

Nine months ended February 29, 2000 (Unaudited)
--------------------------------------------------------------------------------

7.   Obligations under capital leases:

     The following is a schedule of future minimum lease obligation payments ending February 29, 2000 and May 31, 1999:


                                              February 29,           May 31,
                                                      2000              1999
                                               ------------     -------------
     2000                                      $        -       $     39,397
     2001                                           38,508            19,018
     2002                                           28,721             8,234
     2003                                            8,137                -
     2004                                            5,128                -
     2005                                            1,282                -
                                               ------------     -------------
                                                    81,776            66,649
     Less amount representing interest             (10,080)           (7,215)
                                               ------------     -------------

     Present value of minimum lease payments        71,696            59,434
     Less current portion                          (32,450)          (35,102)
                                               ------------     -------------

                                               $    39,246      $     24,332
                                               ============     =============


8.   Redeemable Class A preference shares:

     Authorized:

     225,000 Class A preference non-voting shares with a par value of $1 each


                                          Number of Class A
                                          preference shares            Amount
                                          -----------------     -------------

     Balance, May 31, 1998                          162,500     $     162,500
     Redemption of shares for cash                  (22,500)          (22,500)
                                               ------------     -------------

     Balance, February 28, 1999                     140,000           140,000
     Redemption of shares for cash                   (7,500)           (7,500)
                                               ------------     -------------

     Balance, May 31, 1999                          132,500           132,500
     Redemption of shares for cash                  (22,500)          (22,500)
                                               ------------     -------------

     Balance, February 29, 2000                     110,000           110,000
     Less current portion                           (30,000)          (30,000)
                                               ------------     -------------

                                                     80,000     $      80,000
                                               ============     =============


     Under an agreement between the Company and one of its shareholders, the Class A Preference shares are redeemed each month for cash consideration of between $nil and $10,000 based upon the Company's gross quarterly sales. The Company has been making redemption payments of $2,500 each month but may at any time accelerate the redemption payments. The shares are convertible into common voting shares should the Company default on the required redemption payments.

SOFTCARE EC.COM INC.
(Formerly International Savannah Ventures Ltd.)
Notes to Interim Consolidated Financial Statements, page 7

Nine months ended February 29, 2000 (Unaudited)
--------------------------------------------------------------------------------

9.   Special Warrants:

     During the period ended February 29, 2000, the Company issued the following special warrants for cash and other consideration:

                                                                                Number of                 2000
                                                                                 Warrants               Amount
                                                                             ------------         ------------
       Special Warrants issued on acquisition (a)                              11,000,000         $  1,159,916
       Special Warrants issued for services rendered (b)                           51,666               66,132
       Warrants issued in private placement, net of costs (c)                   2,000,000            2,678,777
       Agent's Special Warrants (d)                                               196,300               41,223
       Issuance costs on reverse take-over                                                            (265,732)
                                                                             ------------         ------------

                                                                               13,247,966         $  3,680,316

       Special Warrants exercised for Common Shares,
          net of issuance costs (a)                                           (11,000,000)            (894,184)
       Special Warrants exercised for Common Shares (b)                           (51,666)             (66,132)
       Special Warrants exercised for Common Shares,
          net of issuance costs (c)                                            (2,000,000)          (2,518,050)
       Share Purchase Warrants issued on exercise of Special
          Warrants (c)                                                          2,000,000                 -
       Share Purchase Warrants exercised for
          Common Shares                                                          (591,600)             (47,543)
       Agent's Special Warrants exercised for
          Common Shares                                                           (14,000)              (2,940)
                                                                             ------------         ------------

       Warrants outstanding, February 29, 2000                                  1,590,700         $    151,467
                                                                             ============         ============


       At February 29, 2000 warrants outstanding consisted of:

       Share Purchase Warrants, net of costs (c)                                1,408,400         $    113,184
       Agent's Special Warrants (d)                                               182,300               38,283
                                                                             ------------         ------------

                                                                                1,590,700         $    151,467
                                                                             ============         ============

     (a) The Company issued 11,000,000 Special Warrants in exchange for all of the issued and outstanding common shares of Softcare Electronic Commerce Inc. pursuant to the reverse takeover agreement effective, June 18, 1999 (Note 2). Each of the Special Warrants is exercisable for one common share, without any additional consideration.

         Of the 11,000,000 warrants issued, 10,000,000 were issued to the existing shareholders of Softcare pursuant to the reverse takeover transaction. During the period, each of these 10,000,000 warrants was exercised for one common share of the Company. The common shares so issued are subject to a voluntary pooling agreement, which restricts the transfer or sale by the holders.

         The remaining 1,000,000 warrants were issued to the SESB Trust to provide for Employee Bonus Shares upon exercise of such warrants. Two of the Directors of the Company are also the Trustees of the Trust and may only release such shares from the Trust to employees in accordance with regulatory approval and certain performance criteria established (note 10(d)).

SOFTCARE EC.COM INC.
(Formerly International Savannah Ventures Ltd.)
Notes to Interim Consolidated Financial Statements, page 8

Nine months ended February 29, 2000 (Unaudited)
--------------------------------------------------------------------------------

9.   Special Warrants (continued):

      (b)The Company issued 51,666 Special Warrants as a finder's fee and corporate advisory fee upon completion of the reverse takeover. Each of the warrants has been exercised, without any additional consideration, for one common share of the Company. The value of the services, $66,132, is included in the issuance costs related to the reverse take-over.

     (c) The Company issued 2,000,000 Special Warrants for gross proceeds of $3,000,000 cash pursuant to a broker-assisted private placement. Costs incurred to effect the private placement include a $280,000 commission and 196,300 agent warrants issued valued at $41,223 (note 9(d)) resulting in net proceeds of the offering of $2,678,777. During the period, each Special Warrant was exercised, at no additional cost, into one Common share and one Share Purchase Warrant, which is transferable upon regulatory approval. The equity component of the Special Warrant offering was valued, net of costs, at $2,518,050 and is included in other paid-in capital as a separate component of shareholder's equity. The value assigned to the underlying warrants of the Special Warrants offering was valued, net of costs, at $160,727 and is included in warrants as a separate component of shareholders' equity.

         Each Share Purchase Warrant received upon exercise of a Special Warrant is exercisable for a period of one year from June 18, 1999, and entitle the holder to purchase one Common share at a price of $2.50 cash until June 18, 2000 at which time they will expire. Notwithstanding the foregoing, if at any time before the expiry date, the Common shares of the Company trade on any securities exchange over a period of ten consecutive trading days at a weighted average price of not less than $3.00 per Common share, then at the option of the Company, any Share Purchase Warrant not exercised within 30 days of written notice to the holder by the Company will expire. During the period ended February 29, 2000, 591,600 of these Share Purchase Warrants were exercised for 591,600 Common shares of the Company.

     (d) The Company issued 196,300 Agent's Special Warrants as part of an agency agreement with respect to the brokered private placement of 2,000,000 Special Warrants. Each Agent's Special Warrant has been exercised, without any additional consideration, for one Agent's Warrant. Each Agent's Warrant is exercisable for one common share of the Company at $1.50 cash per share for a period of one year from June 18, 1999. One half of the Agent's Warrants and/or shares are subject to resale restrictions which expire three months from the date the shares become tradable free from hold periods. The estimated value of the warrants, $41,223, is included in issuance costs related to the private placement. During the period ended February 29, 2000, 14,000 Agent's Warrants were exercised for 14,000 Common shares of the Company.

SOFTCARE EC.COM INC.
(Formerly International Savannah Ventures Ltd.)
Notes to Interim Consolidated Financial Statements, page 9

Nine months ended February 29, 2000 (Unaudited)
--------------------------------------------------------------------------------

10.  Share capital:

     (a)  Authorized:

         100,000,000 common voting shares without par value.

     (b) Issued and outstanding Common shares:

                                                                                Number of
                                                                            common shares               Amount
                                                                            -------------          -----------
       Balance, December 31, 1998                                               8,961,526       $    2,012,059
       Issuance of shares to an employee for services rendered                     38,470               29,545
       Issuance of shares to Employee Stock Bonus
          Plan (note 10(d)).                                                      999,998            1,280,000
                                                                              -----------          -----------

       Balance, May 31, 1999                                                    9,999,994            3,321,604
                                                                              -----------          -----------

       Issuance of shares for services rendered                                 1,000,006            1,280,000
       Adjustments to effect June 18, 1999 reverse
       takeover accounting (note 2):
           Issued share capital of
             SoftCare Electronic Commerce Inc.                                (11,000,000)
           Issuance of share capital of the Company                             1,391,428
       Issuance of shares for exercise of stock options                            33,334               54,200
                                                                              -----------          -----------
       Issuance of shares for exercise of Special Warrants                     13,051,666            3,478,366
       Issuance of shares for exercise of Share Purchase
         Warrants                                                                 591,600            1,526,543
       Issuance of shares for exercise of Agent's Warrants                         14,000               23,940

     Balance, February 29, 2000                                                15,082,028          $ 9,684,653
                                                                              ===========          ===========

         Prior to and in anticipation of the reverse take-over transaction (note
         2), options to acquire 1,000,006 Common shares of SoftCare valued at $1,280,000 were granted to employees. The options were only exercisable concurrent with the completion of any reverse take over, sale or other disposition of the share of the Company that occurred on or before September 30, 1999, their expiry date. The options were granted in lieu of salary and were given in exchange for general financing services to be performed over a five month period ended September 11, 1999. These options were exercised on the June 14, 1999 for cash proceeds of $247. The excess value of Common shares over cash received has been recorded as compensation expense in the consolidated financial statements. Furthermore, 999,998 Common shares also valued at $1,280,000 were issued to the SESB Trust (note 9(a)) for cash proceeds of $25. These shares were exchanged for Special Warrants (note 9(a)).
         During the nine months ended February 29, 2000, 23,334 stock options held by a former Director and a former Officer were exercised into 23,334 Common shares at a price of $1.68 cash per Common share, and 10,000 stock options held by a consultant were exercised into 10,000 Common shares at a price of $1.50 cash per Common share.

SOFTCARE EC.COM INC.
(Formerly International Savannah Ventures Ltd.)
Notes to Interim Consolidated Financial Statements, page 10

Nine months ended February 29, 2000 (Unaudited)
--------------------------------------------------------------------------------

10.  Share capital (continued):
     (c) Stock options:

                                                       Number of            Exercise           Expiry
                                                         Options               Price            Date
                                                       ----------       ------------    --------------------

         Balance, February 28, 1999                       90,000            $1.68            May, 2002 and
                                                                                              January, 2003
         Options exercised                               (33,333)           $1.68
                                                       ----------       ------------    --------------------

         Balance, May 31, 1999                            56,667

         Options granted:
              Granted to directors and employees
                of SoftCare                              444,503            $6.07               April, 2004
              Granted to directors, officers,
                employees and consultants              1,350,000            $1.50-      April 2004, November
                                                                                3.90    2004, February  2005
         SoftCare options cancelled on reverse
           take-over (i)                                (197,557)           $(6.07)
         Options cancelled (i)                          (100,000)           $1.50
         Options exercised (i) (ii) and (b)             (563,613)       $1.50 - 1.68
                                                       ----------       ------------    --------------------

         Balance, February 29, 2000                      990,000
                                                       ==========

         (i) 800,000 stock options, exercisable at a price of $1.50 cash per Common share, were granted to Directors of the Company in exchange for 197,557 stock options of SoftCare on June 18, 1999 as part of reverse take-over agreement (note 2). The stock options expire in April, 2004. None of these options were exercised during the period ended November 30, 1999. 250,000 stock options were granted and exercised by officers, directors, and a consultant on June 18, 1999. Each option was exercisable at a price of $1.50 per Common share. On February 1, 2000, 100,000 stock options, exercisable at a price of $1.50 cash per Common share, were granted to a Director of the Company. These stock options expire February, 2005. None of these options were exercised during the period ended February 29, 2000.

              100,000 stock options, exercisable at a price of $1.50 cash per Common share, were granted to an individual pursuant to a consulting agreement. These options were not exercised and were cancelled by mutual consent. A further 100,000 stock options, exercisable at a price of $1.50 per Common share, were granted to a consultant. The stock option agreement expires in November, 2004 or earlier if the consulting contract is terminated prior to that date. 10,000 of these options were exercised on February 15, 2000.

         (ii) 306,667 stock options, exercisable at prices between $1.50 and $1.68 cash per Common share, were exercised during the six months ended November 30, 1999. 283,333 were exercised for common shares of SoftCare and exchanged for Special Warrants.

SOFTCARE EC.COM INC.
(Formerly International Savannah Ventures Ltd.)
Notes to Interim Consolidated Financial Statements, page 11

Nine months ended February 29, 2000 (Unaudited)
--------------------------------------------------------------------------------

10.  Share capital (continued):

     (d) Employee Stock Bonus Plan:

         The Company established a non-leveraged Employee Stock Bonus Plan (the "Plan") in 1999 covering directors, officers and employees who have completed six months or more service with the Company. Prior to the reverse take-over transaction (note 2) 999,998 Common shares of SoftCare were contributed to the Plan for $25 cash. These shares were exchanged for 999,998 Common shares of the Company which are exercisable into 999,998 Common Shares of the Company. As at February 29, 2000, 187,030 Special Warrants which are exercisable into 187,030 Common shares of the Company, valued at $1.28 per share, were allocated to employees. Release of these shares to employees are subject to the Company meeting a revenue target of $4,000,000. No compensation expense has been recognized in the accounts as it is not likely that performance criteria established for the release of these shares will be met.

         Vesting terms of participant allocated shares are determined by the Board of Directors but is generally contingent on revenue targets, and for certain employees, also sales quotas, being achieved.

11.  Uncertainty due to the Year 2000 Issue:

     The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use the date 1999 to represent something other than a date. The Company has made all reasonable efforts to ensure the Company is not vulnerable to problems related to the Year 2000 Issue. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the Company, including those related to customers, suppliers, or other third parties have been fully resolved.



12.  Earnings (loss) per share:

     Basic earnings (loss) per share computations are based on the weighted average number of shares outstanding during the period.

     In accordance with the reverse take-over agreement (note 2), EC.com issued 11,000,000 Special Warrants, each of which is exercisable for one Common share. No Common shares were issued to effect the transaction. The Special Warrants were exercised for Common shares in November 1999. Generally accepted accounting principles require that earnings (loss) per share, for periods prior to a reverse take-over transaction, be calculated using the number of common shares issued by the legal parent (EC.com) to effect the transaction on the date it occurred.

SOFTCARE EC.COM INC.
(formerly International Savannah Ventures Ltd.)
Notes to Consolidated Financial Statements, page 12

Nine months ended February 29, 2000 (Unaudited)
--------------------------------------------------------------------------------

12.  Earnings (loss) per share (continued):

     Proforma earnings per share calculations below, for the years presented, give retroactive effect to the exercise of the 11,000,000 Special Warrants and the issuance of the Common shares at the reverse take-over transaction date:


                                                  Nine months      Nine months
                                                        Ended            Ended
                                                 February 29,     February 28,
                                                         2000             1999
                                                 ------------     ------------

     Proforma basic loss per Common
         share (note 3(l) )                       $     (0.19)     $     (0.09)

     Weighted average number of Common
       shares used in proforma basic loss
       per share calculation                       14,227,491        8,961,526
                                                   ==========       ==========


     990,000 stock options (note 10) and 1,590,700 warrants (note 9) are anti-dilutive for the nine-months periods ended February 29, 2000 and, accordingly, proforma fully diluted loss per share does not differ from proforma basic loss per share for the periods presented.


13.  Adoption of new accounting standard:

     The Company adopted CICA Handbook Section 1540, Cash Flow Statements for the period ended February 29. The provisions were applied retroactively with restatement of prior period financial statements. Under Section 1540, non-cash investing and financing activities are excluded from the statement of cash flows and are disclosed as supplementary information to the Consolidated Statements of Cash Flows.



14.  United States generally accepted accounting principles:

     These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"), which differ in certain respects with accounting principles generally accepted in the United States ("U.S. GAAP"). Material measurement differences to these consolidated financial statements are as follows:

SOFTCARE EC.COM INC.
(formerly International Savannah Ventures Ltd.)
Notes to Consolidated Financial Statements, page 13

Nine months ended February 29, 2000 (Unaudited)
--------------------------------------------------------------------------------


14.  United States generally accepted accounting principles (continued):

     Consolidated statement of operations:

                                                              1999                 1998
                                                    --------------       --------------
     Net income (loss) in accordance with
       Canadian GAAP                                $   (2,692,317)      $     (849,422)

     Effects of differences in accounting for:
         Compensation expense(i)                           (21,000)              -
                                                    --------------       --------------

     Net income (loss)                              $   (2,713,317)      $     (849,422)

     Loss per share (ii)                            $        (0.20)      $        (0.05)

     Weighted average number of shares
       Outstanding under U.S. GAAP                      13,227,491            8,961,524
                                                    ==============       ==============

     (i) Compensation expense:

         For United States GAAP purposes, the Company has elected under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") to continue to apply the intrinsic value based method of accounting for stock-based compensation under APB 25 "Accounting for Stock Issued to Employees". Under the intrinsic value based method, stock compensation is the excess, if any, of the quoted market value of the stock at the measured date of the grant over the amount an optionee must pay to acquire the stock.

         Under United States GAAP, the issue of stock options to non-employees is accounted for under SFAS 123. The fair value of the stock options granted to non-employees during the nine months ended February 29, 2000 was estimated using the Black-Scholes option-pricing model and the following weighted-average assumptions: dividend yield 0.0%, expected volatility 70%, risk-free interest rate 5.5% and expected average option term of 3.5 years. The fair value of the options granted was $0.09 per option. Accounting for the non-employee options on this basis would result in recording additional compensation expense and additional paid-up capital of $21,000 (February 28, 1999 - $Nil).

     (ii)Earnings (loss) per share:

         Proforma earnings (loss) per share gives retroactive effect, for the periods presented, to the exercise of the 11,000,000 Special Warrants and issuance of Common shares related to the reverse take-over (notes
         2). The Special Warrants are considered to be residual equity securities. Under U.S. GAAP, the weighted average number of shares used in the calculation of proforma basic and fully diluted EPS exclude performance based Common shares under the Company's Employee Stock Bonus Plan (note 10(d)).

SOFTCARE EC.COM INC.
(formerly International Savannah Ventures Ltd.)
Notes to Consolidated Financial Statements, page 14

Nine months ended February 29, 2000 (Unaudited)
--------------------------------------------------------------------------------

14.  United States generally accepted accounting principles (continued):

         Under U.S. GAAP, the weighted average number of shares used in the calculation of diluted earnings (loss) per share would be calculated by the treasury stock method whereby it is assumed that proceeds received from the Company from the exercise of dilutive securities are used to repurchase outstanding shares in the market. As the effect of options and common share purchase warrants are anti-dilutive, diluted loss per share does not differ from basic loss per share.


15.  Subsequent events:

     On March 29, 2000, the Company issued 1,459,000 special warrants at a price of $3.75 per Special Warrant pursuant to a broker-assisted private placement. Each Special Warrant was immediately exercised, for no additional consideration, into a unit consisting of a share and one-half of a share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one common share of the Company at a price of $4.25 per share. In consideration for the services to be provided by the Agents, the Company has agreed to pay the Agents a cash commission of 8% of the gross proceeds of the sale of the Special Warrants plus Agents' Warrants equal to 10% of the number of Special Warrants sold. Each Agent's Warrant is exercisable for one common share for $3.75 per share.

     The Company reached an agreement to acquire a 100% interest of Financial Management Group LLC on April 13, 2000. To facilitate this transaction, the Company immediately issued 100,000 common shares of the Company. The shares will be placed in trust pursuant to a voluntary pooling agreement and will not be released to the vendor for a period of two years. The vendor will also receive an additional 95,000 Common shares of the Company, subject to the same pooling agreement, upon the successful development and completion of a new asset called the OpenEC Credit Counselling Portal ("OCC Portal"). If the new OCC Portal achieves recurring revenue of US$300,000 per month, an additional 55,000 Common shares of the Company will be issued to the vendor. If the new OCC Portal achieves recurring revenue of US$1,000,000 per month, a further 50,000 Common shares of the Company will be issued to the vendor. The shares to be issued based on revenue targets are not subject to any pooling agreement.

     Subsequent to February 29, 2000, between March 1, 2000 and April 25, 2000, 205,400 common shares were issued on the exercise of 205,400 Share Purchase Warrants at a price of $2.50 per common share. During the same period, 12,200 common shares were issued on the exercise of 12,200 Agent's Warrants at a price of $1.50 per Common Share.