Form 20-F
period 2000-05-31
SOFTCARE EC COM INC
filed 2000-12-15
CIK 1108940

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F
                (AS AMENDED BY CHANGES FILED WITH THE COMMISSION
                        ON FORM 10-K/A, AMENDMENT NO. 2)


[   ]      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
           OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[ X ]      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
           THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[   ]      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF
           THE SECURITIES EXCHANGE ACT OF 1934
           FOR THE TRANSITION PERIOD FROM ____________ TO ____________

Commission File Number:  0-30610
                         -------


                              SOFTCARE EC.COM INC.
                              --------------------
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


                            BRITISH COLUMBIA, CANADA
                            ------------------------
                 (Jurisdiction of incorporation or organization)

SUITE 107, 980 WEST 1ST STREET, NORTH VANCOUVER BRITISH COLUMBIA, CANADA V7P 3N4
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act: N/A

      SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: N/A

                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common shares as of the close of the period covered by the annual report. October 4, 2000: 16,989,728 common shares without par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.
                     Yes  [X]  No [ ]

Indicate by check mark which financial statement item the registrant has elected
to follow:           Item 17 [X] Item 18 [ ]

                                TABLE OF CONTENTS

PART I
                                                                            Page
                                                                            ----

Item 1.    Description of Business                                            3

Item 2.    Description of Property                                           29

Item 3.    Legal Proceedings                                                 29

Item 4.    Control of Registrant                                             30

Item 5.    Nature of Trading Market                                          31

Item 6.    Exchange Controls and Other Limitations                           32
           Affecting Security Holders

Item 7.    Taxation                                                          33

Item 8.    Selected Financial Data                                           38

Item 9.    Management's Discussion and Analysis of
           Financial Condition and Results of Operations                     40

Item 9a.   Qualitative and Quantitative Disclosure of Market Risk            41

Item 10.   Directors and Officers of Registrant                              43

Item 11.   Compensation of Directors and Officers                            44

Item 12.   Options to Purchase Securities from Registrant
or Subsidiaries                                                              47

Item 13.   Interest of Management in Certain Transactions                    49


PART II

Item 14.   Description of Securities to be Registered                        49

PART III

Item 15.   Defaults Upon Senior Securities                                   49

Item 16.   Changes in Securities and Changes in Security
for Registered Securities                                                    49

PART IV

Item 17.   Financial Statements                                              49

Item 18.   Financial Statements                                              50

Item 19.   Financial Statements and Exhibits                                 50

PART I

THIS REPORT ON FORM 20-F CONTAINS FORWARD-LOOKING STATEMENTS. THESE STATEMENTS RELATE TO FUTURE EVENTS OR FUTURE FINANCIAL PERFORMANCE OF SOFTCARE EC.COM INC. AND ITS SUBSIDIARIES (COLLECTIVELY, THE "COMPANY"). IN SOME CASES, INVESTORS CAN IDENTIFY FORWARD-LOOKING STATEMENTS BY TERMINOLOGY SUCH AS THE WORDS MAY, WILL, SHOULD, EXPECT, PLAN, ANTICIPATE, BELIEVE, ESTIMATE, PREDICT, POTENTIAL OR CONTINUE, OR THE NEGATIVES OF SUCH WORDS OR OTHER COMPARABLE TERMINOLOGY. THESE STATEMENTS ARE ONLY PREDICTIONS. ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY. IMPORTANT FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS ARE DESCRIBED IN THE SECTION ENTITLED "RISK FACTORS" IN ITEM 1 IN THIS REPORT, AND OTHER RISKS IDENTIFIED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, CANADIAN REGULATORY AGENCIES, PRESS RELEASES AND OTHER COMMUNICATIONS.

ALTHOUGH THE COMPANY BELIEVES THAT THE EXPECTATIONS REFLECTED IN THE FORWARD-LOOKING STATEMENTS ARE REASONABLE, THE COMPANY CANNOT GUARANTEE FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS. THE COMPANY IS UNDER NO OBLIGATION TO UPDATE ANY OF THE FORWARD-LOOKING STATEMENTS AFTER THE FILING OF THIS REPORT TO CONFORM SUCH STATEMENTS TO ACTUAL RESULTS OR TO CHANGES IN EXPECTATIONS.


ITEM 1. DESCRIPTION OF BUSINESS

                          NOTE ON FINANCIAL CONVENTIONS

The Company's consolidated financial statements are stated in Canadian Dollars ("CDN$") and are prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP") in Canada, the application of which, in the case of the Company, conforms in all material respects for the periods presented with U.S. GAAP, except as noted in the notes to the consolidated financial statements included herein.

In this Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars. References in this document to "$" and "CDN$" refer to Canadian dollars, unless otherwise specified; references to "U.S.$" refer to U.S. dollars.

The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar.

The following table sets forth the rate of exchange for the Canadian Dollar. For the purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.


                           U.S. Dollar/Canadian Dollar


                                     Average      Close       High        Low
                                     -------      -----       ----        ---
Twelve Months Ended 05/31/00         1.4688       1.4949      1.4991      1.4458
Five Months Ended 05/31/99           1.4970       1.4621      1.5238      1.4579
Twelve Months Ended 12/31/98         1.4791       1.5424      1.5452      1.4134
Twelve Months Ended 12/31/97         1.3805       1.4266      1.4283      1.3467
Seven Months Ended 12/31/96          1.3575       1.3619      1.3793      1.3367
Twelve Months Ended 05/31/96         1.3675       1.3690      1.3775      1.3427
Twelve Months Ended 05/31/95         1.3996       1.3604      1.4160      1.3588

                           DEVELOPMENT OF THE BUSINESS

INCORPORATION DATA

The Company was incorporated under the laws of the Province of British Columbia on March 30, 1981, under the name Burmac Energy Corporation. In February 1991, the Company changed its name to Bus Holdings Corp. The name was changed to Savannah Ventures Ltd., effective November 17, 1997, and to International Savannah Ventures Ltd., effective December 1, 1998. In June 1999, the Company acquired all of the issued and outstanding shares of SoftCare Electronic Commerce Inc. ("SoftCare"), a private company incorporated in British Columbia, Canada. The name of the Company was changed to SoftCare EC.com Inc., effective June 10, 1999. Readers are referred to "Note 2 Reverse Takeover" to the Company's May 31, 2000 audited financial statements concerning particulars of the reverse take over that completed on June 18, 2000.

HISTORICAL CORPORATE DEVELOPMENT

>From the date of incorporation to mid-1997, the Company was involved in the exploration and development of natural resource properties. In mid-1997, the Company abandoned its mineral properties and began seeking alternate business opportunities. The Company wrote-off its six mineral properties in Indonesia and related deferred exploration costs in the fiscal year ended December 31, 1998. In June 1999, the Company's efforts to shift its business focus to electronic commerce culminated in the reverse takeover of the Company by SoftCare. Consequently, the business of the Company adopted and continued the development, manufacture and marketing of electronic commerce and electronic data interchange software that SoftCare had been engaged in for the previous 10 years.

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

The Company also owns 100 percent of Bus Holdings Corporation, a company incorporated under the laws of Anguilla. Bus Holdings Corporation is inactive and has no assets or liabilities.

                                             DIAGRAM OF LEGAL PARENT AND SUBSIDIARIES

                -----------------------------------------------------------------------------------------------------
                                                      SOFTCARE EC.COM INC. (1)
                                                  (a British Columbia corporation)
                -----------------------------------------------------------------------------------------------------
                                                                 |
                                                                 |
                -----------------------------------------------------------------------------------------------------
                                               SOFTCARE ELECTRONIC COMMERCE INC. (2)
                                                  (a British Columbia corporation)
                -----------------------------------------------------------------------------------------------------
                |                                                |                                                   |
                |                                                |                                                   |
---------------------------------------     ----------------------------------------     -------------------------------------------
        SCEC HOLDINGS LTD.                             SCC HOLDINGS LTD.                  SOFTCARE ELECTRONIC COMMERCE (U.S.A.) INC.
 (a British Columbia corporation)              (a British Columbia corporation)                   (a Washington corporation)
---------------------------------------     ----------------------------------------     -------------------------------------------

(1) On June 18, 1999, the Company acquired SoftCare and SoftCare's three wholly owned subsidiaries: SCEC Holdings, SCC Holdings and SoftCare U.S.A.

(2) By Articles of Amalgamation dated February 1, 1997, Norgate Holdings Inc. and SoftCare Consulting Inc. amalgamated and continued under the name SoftCare Electronic Commerce Inc.


ACQUISITION OF SOFTCARE ELECTRONIC COMMERCE INC. (SOFTCARE)

Effective April 15, 1999, the Company entered into an agreement (the "Share Purchase Agreement") with SoftCare, the shareholders of SoftCare and Sedun DeWitt Capital Corporation ("SDW"). Under the terms of the Share Purchase Agreement, the SoftCare shareholders agreed to sell all of the issued and outstanding common shares in SoftCare to the Company in exchange for 11,000,000 special warrants ("Special Warrants") issued by the Company. Each Special Warrant was exercisable, for no additional consideration, into one common share of the Company.

The transactions contemplated under the Share Purchase Agreement, including the issuance of the Special Warrants, completed in June 1999. Of the 11,000,000 Special Warrants, 10,000,000 were issued to the SoftCare shareholders and 1,000,000 were issued, in trust, to Martyn Armstrong, the President of SoftCare, and Wayne Zielke, the Chief Financial Officer of SoftCare, as trustees (the "Trustees") for certain SoftCare employees pursuant to a trust agreement. The Special Warrants were exercised into common shares after the British Columbia Securities Commission (the "Commission") issued a receipt, on October 21, 1999, for the Company's Annual Information Form. The common shares issued to Martyn Armstrong and Wayne Zielke as Trustees will not be distributed to the employees until certain sales/engineering performance targets are achieved. On July 4, 2000, Trustees, under direction of the Board, transferred 106,200 trust shares to five employees. Concurrently an allocation of 118,810 trust shares was approved. The latter shares will be distributed to employees, subject to trust requirements, on May 31, 2001.

The acquisition and the related transactions (together, the "Acquisition") described in the Share Purchase Agreement constituted a "reverse takeover" under the rules of the former Vancouver Stock Exchange ("VSE"). Pursuant to the Share Purchase Agreement, the Company entered into the following agreements:

1. A sponsorship agreement dated April 15, 1999 between the Company and Canaccord Capital Corporation (the "Agent") setting out the terms upon which the Agent agreed to provide member sponsorship services to the Company.

2. A voluntary pooling agreement dated effective June 28, 1999 between the Company, the SoftCare shareholders, SDW and Pacific Corporate Trust Company. The pooling agreement is described below.

3. A corporate advisory agreement made as of June 18, 1999 between the Company and SDW pursuant to which SDW agreed to provide the Company with certain corporate and advisory services. The Company agreed to pay SDW a fee of $10,000 per month for a term of 12 months. The corporate advisory agreement terminated in June 2000.

4. An employment agreement dated April 15, 1999 between the Company and Martyn Armstrong. See Item 11 -- "Compensation of Directors and Officers."

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

6. A finder's fee agreement dated May 19, 1999 between the Company and Michael Townsend pursuant to which the Company agreed to issue 35,000 special warrants (the "Townsend Special Warrants") to Michael Townsend exercisable, without any additional consideration, into 35,000 common shares of the Company as a finder's fee upon the completion of the Acquisition.

7. Stock option agreements made between the Company and each of Martyn Armstrong, Gregg Sedun, David De Witt, Wayne Zielke, and Doug Sarkissian each dated June 18, 1999. See Item 12 -- "Options to Purchase Securities from Registrant or Subsidiaries."

PRIVATE PLACEMENT. Concurrent with the closing of the Acquisition on June 18, 1999, the Company completed a brokered private placement (the "Private Placement") with the Agent of 2,000,000 special warrants (the "Private Placement Special Warrants") at $1.50 cash per Private Placement Special Warrant. Each Private Placement Special Warrant was exercisable, for no additional consideration, into a unit (a "Private Placement Unit"). Each Private Placement Unit consisted of one share and one share purchase warrant (a "Private Placement Warrant") which entitled the holder to purchase one additional common share for $2.50 cash. The Private Placement Warrants were non-transferable and expired on June 18, 2000. As at June 18, 2000, 797,000 of the Private Placement Warrants had been exercised for net cash proceeds of $1,992,500. The remaining 1,203,000 special warrants expired on June 18, 2000.

In order to complete the Private Placement, the Company entered into an agency agreement (the "Agency Agreement") dated April 23, 1999 between the Company and the Agent. Under the terms of the Agency Agreement, the Agent received a cash commission of $167,670, plus 186,300 special warrants (the "Agent's Special Warrants"), a sponsorship fee of $15,000 cash and a corporate finance fee of an additional 10,000 Agent's Special Warrants. Each Agent's Special Warrant was convertible, for no additional consideration, into a share purchase warrant entitling the Agent to purchase one common share of the Company at $1.50 and expired on June 18, 2000. All 196,300 of these share purchase warrants have been exercised for net cash proceeds of $294,450.

ANNUAL INFORMATION FORM. The Company filed an Annual Information Form ("AIF") for the fiscal period ended June 30, 1999, with the British Columbia Securities Commission (the "Commission") and received a receipt from the Commission on October 21, 1999. After a receipt was issued for the Company's AIF, the Special Warrants and the Private Placement Special Warrants were converted into common shares and Units respectively. 51,666 common shares of the Company were issued upon the conversion of Special Warrants issued for services rendered, 11,000,000 common shares were issued upon the conversion of Special Warrants issued in the Acquisition and 2,000,000 Units, each consisting of one common share of the Company and one Private Placement Warrant, were issued upon conversion of the Private Placement Special Warrants.

As a result of a further financing completed on March 29, 2000, the Company filed an AIF with the Alberta Securities Commission and a revised AIF with the British Columbia Securities Commission in June 2000. This was accepted for filing in July 2000. As a result of acceptance 1,495,000 Financing Special Warrants, issued in the March 30, 2000 financing, were converted to 1,495,000 common shares and 747,500 Warrants. The Warrants permit holders to purchase one additional common share for $4.25 until March 29, 2001.

POOLING AGREEMENT. Under the terms of the Share Purchase Agreement, the common shares issued upon the exercise or deemed exercise of the Special Warrants, other than those issued to the Trustees in their role as trustees, are subject to the voluntary pooling agreement ("Pooling Agreement"). The Pooling Agreement restricts the holders from trading their shares in the Company on any stock exchange until such time as they are released from the pool. Pursuant to the terms of the Pooling Agreement, approximately 8,400,000 of the common shares are to be released on the following basis: 10% were released December 18, 1999, and 30% were released on June 18, 2000; a further 30% are to be released on each of June 18, 2001 and December 18, 2001. The balance of approximately 1,600,000 common shares are to be released on the following basis: 25% were released on each of December 18, 1999 and June 18, 2000. An additional 25% will be released on each of December 18, 2000 and June 18, 2001.

To October 5, 2000, 4,164,961 common shares have been released and are no longer subject to the terms of the Pooling Agreement. It is in the discretion of certain parties to the Pooling Agreement to agree to terminate the Pooling Agreement.

LOANS. Pursuant to the Share Purchase Agreement, the Company loaned SoftCare a total of $500,000. Upon completion of the Acquisition, these became inter-company loans without repayment terms.

ESCROW SHARES. As part of its consent to the Acquisition, the VSE agreed that 124,998 previously issued common shares of the Company could be released from certain escrow provisions. These shares were released from escrow on June 18, 1999. No shares of the Company are currently held in escrow.

MANAGEMENT CHANGES. Also under the terms of the Share Purchase Agreement, the Company's board of director and the officers of the Company, other than Gregg Sedun, resigned their positions. The Company's board of directors is now comprised of Martyn Armstrong, President and Director, Wayne Zielke, Director, Gregg Sedun, Director, and Randall M. Pierson, Director.

OPTIONS. The Company also agreed in the Share Purchase Agreement to grant options to purchase a total of 800,000 common shares at $1.50 per share to four executive officers and directors of SoftCare in exchange for outstanding options in SoftCare. See Item 12 - - "Options to Purchase Securities from Registrant or Subsidiaries."

                              BUSINESS OF SOFTCARE

                                    GLOSSARY


"ASP" (APPLICATION SERVICE PROVIDER) means an online outsourcer or hosting service for applications, letting Net market makers rent instead of buying applications and services such as auctions, exchanges and catalog aggregation. Many application vendors are moving to a hosting model, but ASPs are often application-agnostic, plugging a feature of one application into a marketplace when appropriate and using another feature from another vendor elsewhere.

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

OVERVIEW AND RECENT DEVELOPMENTS

SoftCare was founded in 1989 by Martyn Armstrong, President of the Company, to provide EDI software and services to businesses of all sizes. SoftCare has grown from a small EDI consulting group to, in the early 1990s, an EDI software vendor with approximately 150 customers across Canada, the United States and Asia. More recently, SoftCare has adapted its experience and advanced software engineering to focus on e-commerce. Softcare continues to service its EDI customers. As acceptance of web based applications develop these customers provide SoftCare with a market for enhance products and services.

In 1992, SoftCare developed and began marketing its first EDI product, TradeLink, which enables the electronic transmission of business documents. TradeLink has been installed in more than 150 companies in six countries. Some of SoftCare's largest customers from around the world include:

         o        Credit Union Central of British Columbia, Canada (Canadian)
         o        Radio Shack (a Division of InterTan Canada, Ltd.) (Canadian)
         o        Konings Warehouse Sysco (U.S.)
         o        Deluxe Electronic Payment Systems, Inc. (U.S.)
         o        Korean Development Bank (Korea)
         o        Korean Trade Network (Korea)

In July 1996, SoftCare entered into a Cooperation Agreement with TRW Inc. ("TRW"), an Ohio-based manufacturer of products and services for the automotive, space, defense and information management markets. Pursuant to the Cooperation Agreement, SoftCare developed and completed an Intranet and Internet electronic commerce software product family for communications, message switching, e-mail, fax, EDI, audit and service billing, known as OpenEC. The product was supplied by TRW to ADFIAP Global Data Interchange Network ("ANET"), a Southeast Asian communications network for approximately 78 banks and their customers. The Cooperation Agreement terminated in May 1999.

After completion of the ANET project, SoftCare developed a new line of electronic commerce software packaged as the OpenEC Electronic Commerce Platform. SoftCare began shipping this product in April 1999. As of October 31, 2000, OpenEC has been installed in two customer sites.

In May 2000, the Company and Global Network Privacy Inc. ("GNP") entered into a business arrangement to develop e-business/industry portal solutions for GNP's and the Company's customers. The Company's OpenEC platform combined with GNP's hardware and operating systems will provide a technologically advanced, highly secure business to business EC platform to the EDI marketplace.

The business arrangement consists of two agreements. The first agreement specifies that GNP will pay the Company license, maintenance and consulting fees aggregating to a minimum of $1,600,000 over three years. The second agreement specifies the terms for hosting of the Company's customers on GNP's Application Service Providers ("ASP") portal. Additionally, the Company is entitled to transaction fees generated by users of the GNP ASP portal. Each of the agreements have an initial term of three years with provisions for renewals thereafter. Both the initial term and renewals are subject to contingencies for minimum levels of commercial activity on the GNP site.

In September 2000, the Company signed a letter of intent with SRI Strategic Resources ("SRI") of Burnaby, British Columbia, Canada, a division of TELUS Services Inc. ("Telus"). TELUS is Canada's second largest telecommunications company and provides a full range of advanced communication services and products across Canada. SRI specializes in custom e-business solutions for municipal governments, parks and recreation, education, finance, wholesale distribution, and retail industries. Under the initiative outlined by the letter of intent, the Company's OpenEC platform would be combined with SRI's technology integration expertise to develop a business to business e-commerce portal for forest industry procurements.

The portal will be provided to the British Columbia forest sector as a tool for electronic management of forest industry purchases of goods and services. While initially targeting the British Columbia forest industry, the portal will be designed to meet the needs of forest companies throughout North America.

Under terms contemplated by the letter of intent, SRI will provide expertise in the integration of databases, electronic commerce, Internet and multimedia tools for the portal. SRI will also provide customer assistance, consulting and systems integration services to forestry portal customers. TELUS Advanced Communications (a division of Telus) will contribute sales, marketing and ASP design and outsourcing services for the forestry portal and future portals SRI and the Company may pursue. The Company will provide EC software, portal design, custom software development and technical and sales support. The Company's business development resources will also be utilized in the development of the forestry and other industry portals.

The letter of intent schedule provides for the finalization of a definitive agreement, subject to contingencies, in December 2000. Until execution of a definitive agreement, either party may determine not to proceed with the project as envisaged in the letter of intent.

INDUSTRY OVERVIEW

EC and EDI are important elements of corporate interaction and communication in today's global electronic marketplace. Companies interact daily with geographically diverse customers, suppliers, trading partners and divisions. These organizations increasingly need to exchange information and require their computer systems to effect the information exchange.

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

The traditional focus of EDI programs has been the replacement of paper business forms, such as purchase orders and invoices, with similar electronic forms. More recently, the focus of EDI programs has been evolving to include more strategic uses among multiple companies such as supply chain management, just-in-time manufacturing, efficient customer response and vendor managed inventory. EDI is no longer merely a mechanism to transmit electronic documents -- EDI can now move information between computer systems allowing them to automatically perform core business functions, both intra- and inter-company. The advantages of EDI include:

         o        one-time data entry;
         o        reduced clerical workload and elimination of paper records;
         o        rapid, accurate and secure exchange of business data; and
         o        reduced operating and inventory carrying costs.

The EDI market predates the mass acceptance of the Internet, primarily in EDI Value Added Networks ("VAN"). Over the last several years, the EDI software and network industry has been going through gradual consolidation, primarily driven by the need for the EDI VANs to increase network traffic. Many smaller EDI companies are now resellers, consultants and integrators using EDI software from the VANs.

THE EFFECT OF THE INTERNET ON THE EC AND EDI INDUSTRIES

More and more businesses today are using the Internet as an electronic communication highway for business to business and business to consumer transactions, and to access industry data and research. Internet protocols are used in networks of all sizes, from private intranets to shared extranets to the public Internet. The Internet brings together customers, vendors, suppliers and employees in ways never before possible. In short, the Internet efficiently connects valuable information to the people who need it.

Electronic business offers the potential of increased profits by extending the benefits of internal information technology processes, simplified sharing of critical data and lower organizational barriers, beyond a company's walls and into the operations of its customers, suppliers and business partners. Electronic business involves reinventing business processes, redefining business models, changing corporate cultures and establishing new levels of intimacy with suppliers and customers. Electronic business success requires, and is causing, fundamental changes in organizations, corporate behavior and business thinking, both inside and outside the company.

Doing business on the Internet involves new challenges, including problems with security, scalability and reliability. Opportunities exist for those companies which can help businesses manage and surmount these problems.

The Internet is a major challenge for EDI VAN companies because most of their revenue is based on transaction fees from their propriety networks. The open protocols of the Internet are challenging this revenue model, as flat rate pricing for software licenses becomes more common. Many VANs have addressed the Internet by offering Internet gateways to their network service; however, the transactions are still processed through the expensive propriety networks at premium rates. The VANs have reduced fees in response to Internet competition, but many have increased fees for related services and software to make up lost revenues.

Many business to business EC solutions provide only a very basic framework built on top of business to consumer electronic commerce technology. These solutions are often unable to deal with the more complex requirements of business processes in business to business commerce. End users must often spend substantial amounts of money to further customize the offered solutions.

INDUSTRY MARKET OPPORTUNITIES

         o FINANCIAL SERVICES. Because money is not a physical good, money and all information regarding money can be moved around the Internet very efficiently.

         o EC SOFTWARE AND SERVICES. The Company perceives a strong demand for software and services that will enable businesses to take advantage of electronic commerce.

         o        DEVELOPMENT OF ELECTRONIC COMMERCE INFRASTRUCTURES.
                  Applications are needed which allow companies to rapidly implement and manage electronic commerce programs that connect customers, vendors, distribution channels and internal company resources. Key applications include order processing, purchasing, distribution, logistics and payments and cash management.

         o BUSINESS TO BUSINESS ELECTRONIC COMMERCE. The business to business sector of electronic commerce enables the building of electronic business relationships between companies. These include EDI, electronic funds transfer, online catalogs, order entry, order fulfillment and order management along with dissemination of a wide range of business information through the distribution channels.

         o RETAIL SUPPLY CHAIN MANAGEMENT. Many retailers have integrated elements of EDI programs for larger volume purchasing from their major suppliers. Combining existing EDI business processes with new Web technologies allows for cost effective expansion of EDI to all supplier relationships.

INDUSTRY IMPLEMENTATION

Most medium and smaller businesses have not incorporated EDI systems into their operations because of the complexity and high cost of setting up EDI systems. The EDI Group, Ltd. estimates that, of the three million U.S. companies with five or more employees, approximately 120,000 are using EDI. Forrester Research, Inc. reported that, of two million companies with ten or more employees, 100,000 chose to implement EDI, leaving the remaining 1.9 million companies as potential EDI participants(1). To facilitate EDI use by these smaller companies, software systems are needed which can automatically configure and deliver accurate communications with a minimum of user attention. To date, these solutions have been available only to large companies that can afford the costs associated with the custom design requirements. Additionally, smaller companies need open systems standards, low cost software solutions and service providers with the expertise to expand market acceptance rapidly.

                               SOFTCARE'S PRODUCTS

SoftCare's products focus on EC and EDI, and are marketed as a suite of software modules within the Company's OpenEC Electronic Commerce platform.

In recent years, technology and telecommunications infrastructures have become available and affordable in many locations enabling EC and EDI for smaller businesses that could not previously afford implementation of EC and EDI. The Company's OpenEC products extend EDI business processes to non-EDI business partners, allowing companies to conduct business to business electronic commerce, regardless of whether one or both is EDI enabled.

FEATURES OF THE COMPANY'S OPENEC PRODUCTS INCLUDE:

         o FLEXIBLE SOLUTIONS. OpenEC products will grow with the customer, are cost effective for entry level businesses, and can be upgraded to a full-featured solution.

         o SCALEABLE PRODUCTS. OpenEC products will "scale" easily to a wide range of applications and platforms, from stand alone entry level Web forms to high volume clearing house operations and value added networks.

         o UPGRADEABLE TECHNOLOGY. OpenEC products are compatible and upgradeable to meet changing product technology and customer demands.

         o OPEN SYSTEMS TECHNOLOGY. OpenEC products are designed to run on a wide range of industry standard hardware and software platforms, including Java, COBA, OBI, XML, X12, UNIX, Windows, and NT.

OPENEC - THE OPEN ELECTRONIC COMMERCE PLATFORM

The OpenEC Electronic Commerce Platform is software that integrates the following EC products and technologies, allowing them to co-exist under common management, audit and operations:

         o EC APPLICATIONS. Applications to conduct electronic business including order processing, catalogs and purchasing.

         o EC CLEARING. Management, routing and controlling EC transactions.

         o EC TECHNOLOGIES. Web servers, EC tools, security, payment systems, EDI, fax and other technologies.

--------
(1) Technology Forecast: 1997, Price Waterhouse World Firm Services BV, Inc., 1997, at ss.6.1 ("Electronic Commerce"), page 369.

         o EC INTEGRATION. Tools and processes to integrate Legacy Applications and third party services.

         o        DEVELOPMENT TOOLS. IDE, web development, SDK and Object
                  Library.

TECHNOLOGY PLATFORM

OpenEC software components are primarily compatible with EC Applications and EC Clearing layers of EC products and technologies. The EC Applications level software is marketed as vertical applications such as "OpenEC Retail Orders", "OpenEC Warehouse Orders" and "OpenEC Buying Group Purchasing". The EC Clearing layer software is marketed as the "OpenEC Electronic Commerce Management Center". The EC Technologies and EC Integration layers are a technical infrastructure for rapid integration of best of breed and market leading technologies, such as Microsoft and Netscape Internet Web servers. The OpenEC development tools are Object Oriented, Java, C++, SQL and CORBA compatible. Supported databases are SQL Server, Oracle, Sybase, SQL Anywhere, Access and ODBC. Initial releases support the Microsoft NT and Unix Servers.

The EC Applications enable trading groups to conduct electronic business within specific functional business processes. SoftCare initially defined three business processes: order processing, catalogs and purchasing. These applications sit on the top of the OpenEC Electronic Commerce Platform and are integrated with the EC Clearing layer. Each application can operate independently or together as an integrated business EC solution. The applications being developed are driven by customer specific implementation needs built on a base EC Applications framework. The EC Applications framework allows for rapid custom deployment and ongoing maintenance for each customer specific requirement.

OpenEC Application development tools enable customers to create their own advanced electronic business applications. OpenEC has four turnkey electronic business applications that can be run out of the box or used as a base for customized development. Each application sits on the OpenEC Platform and uses all common services available in the system. These Java based applications can be rapidly and widely deployed with centralized audit, control and security located on the OpenEC Platform.

SYSTEM FEATURES

         o        single integration for all EC Technologies through existing
                  EDI system;
         o        common security and access control for all EC Applications;
         o        reliability and security using open electronic commerce
                  standards and best of breed EC technologies;
         o        simplified development, integration and operations;
         o common audit and management of all transactions through the EC Clearing Center;
         o        transaction acknowledgement;
         o        EDI to EDI, EDI to FAX or EDI to Web routing;
         o        trading partner validation and relationship maintenance;
         o open platform to easily adopt any existing or new EC technology;
         o single interface to Legacy Applications that use existing EDI System as the single point of integration;
         o EC Clearing Center which routes and converts EDI transactions into Web or fax transactions;
         o switching of EDI destined transactions to use the Internet or EDI VAN;
         o Web forms for non-EDI users to send and receive without complex EDI technology;
         o        Data Archive and Warehousing for expert reporting; and
         o        common platform for any EC Application or customized system.

SoftCare's TradeLink EDI Management System is sold as a separate software solution as well as an integrated part of the OpenEC Electronic Commerce Platform. TradeLink's EDI Management System, is different from other EDI translators in the as TradeLink is Network-Independent. It will support any public Value Added Network (VAN), private Network or the Internet. TradeLink includes a large pre-built network script library with user scripting capabilities for any custom network or communications. Some other distinguishing features of TradeLink's EDI Management System are:

         o Provides more productivity and management features - EDI tasks are completely integrated using the unattended operations features.
         o        A highly flexible directory structure.
         o Easier to integrate - TradeLink makes it easier to integrate with its use of exception notification and superior data management.
         o Easier and faster partner mapping - Using super-set and sub-set partner maps, this mapping technique produces a single flat file format for easy integration to your application.
         o        Minimal key entry required to set up partner specific maps
         o Auto trading partner set up - This automatic process builds a trading partner profile based on an incoming business documents. This feature can be used to facilitate setting up of trading partners, especially when many trading partners are involved.
         o Ability to create implementation guidelines - TradeLink allows the user the ability to create implementation guidelines based on the maps specified on your system. This enables the user to quickly provide your specification requirements to a potential trading partner.
         o Complete re-processing capability - Incoming and outgoing documents are registered within TradeLink's audit system, allowing them to be recalled.
         o Job scheduler - TradeLink's job scheduler allows tasks to be scheduled with user-defined parameters.
         o Analysis tool - The EDI standards analysis tool helps identify differences in various versions of EDI documents, making upgrades to newer versions easier.
         o Works across multiple platforms - As TradeLink will work across multiple platforms (UNIX or NT), there is almost no learning curve involved in switching platforms.
         o Full audit trails - TradeLink has full audit trails and reports that register all activities of the system.
         o Support more Unix ports - TradeLink supports more Unix ports than any other EDI product on the market, and
         o Supports multi-standards - TradeLink supports ANSI X.12, UN/EDIFACT and Korean EDIFACT standards.


                               MARKETING STRATEGY

OVERVIEW

The Company's target market is small to mid size retailers and their supply chain trading partners. This market is a substantial portion of the estimated 150,000 North American companies that have a substantial investment in EDI and the integration to their legacy computer systems. The Company has targeted consulting and counseling industries to provide a large user base with enhanced common access to the services offered by companies in their field. The Company is particularly focused on supply chain internet portals in the food supply, manufacturing, financial and British Columbia forest products industries.

The Company's promotional efforts focus on EC and EDI for business to business as opposed to business to consumer relationships. The Company's products have been placed in the banking, distribution and retail industries. However, these products are not industry specific or geography specific, and the Company proposes to market its products horizontally into other industries and vertically into other markets.

The Company's sales and marketing strategy for its OpenEC product family and other EC and EDI products and services has been conducted through direct sales and indirect Value Added Partners ("VAP") sales.

The Company prices its OpenEC products based on the value proposition for each installation as determined by management. Tradelink EDI is sold at a price established by market forces. The Company's typical per-customer revenue has ranged from $10,000 to $20,000 over the last three years.

DIRECT SALES

The Company expanded its direct sales force during the past two years. Senior sales executives and support staff with strong industry knowledge and contacts have been recruited and deployed regionally in strategic locations. These locations included the Pacific Northwest of North America and the state of California. California based staff service southeastern USA markets.

VALUED ADDED PARTNERS ("VAP")

The Company defines VAPs as strategic partners that integrate one or more of the Company's OpenEC products into their own application software. VAPs are typically in the fields of system integration, application software development, vertical software niches, telecommunications, Value Added Networks and Internet service.

The Company has been highly selective in its alliances with VAPs, requiring each of them to satisfy the following general criteria:

         o        ability to gain a leading share of their core market niches;
         o a long-term vision of the EC industry as it relates to their customer base and application areas;
         o ability to demonstrate the strategic positioning of the OpenEC product set within their markets;
         o a commitment to market and support the OpenEC products within their markets; and
         o a commitment to invest in the training and education required to implement and support the OpenEC products.

                            RESEARCH AND DEVELOPMENT

The Company has made substantial investments in research and development. The Company expects most enhancements to its software will continue to be developed internally. The Company also intends to rely on strategic partners to provide complementary technologies such as database integration and multimedia tools for complete vertical market solutions to be offered jointly by the Company and strategic partners. The Company anticipates that the majority of its research and development activity will consist of developing new applications and enhancements to its OpenEC platform.

The Company has several EC user applications planned or in development. Some of these projects include:

         o        Retail Centralized Purchasing
         o        Retail Buying Group
         o        Wholesale Distribution
         o        Business Catalog Sales
         o        Warehouse Logistics, and
         o        Centralized Credit Counseling and related services

These products will enable a subset of a customer's back-end applications to be deployed on the Web to meet the specific needs of the trading partners. This approach will allow a rapid deployment of software applications without modifications to the customer's other software applications.


                                   COMPETITION

The market for EC and EDI solutions is complex and rapidly changing. The current market is intensely competitive and is likely to become more competitive as the number of entrants and new technologies increases. While none of the Company's competitors or potential competitors currently produces a solution that is identical to OpenEC, the Company is subject to current or potential competition from large software vendors, online trading exchanges that develop their own business to business solutions, other EDI vendors. The Company's primary competitors in the EDI market are GE Information Services, Inc., Sterling Inc., Harbinger Corp. and St. Paul Software Inc. The Company's primary competitors in the EC market are Ariba Inc., Commerce One Inc., Actra, a division of Netscape Communications Corp., Order Trust L.L.C., Data Dimensions, Inc., and Ironside Technologies Inc., along with many smaller alternative technology companies and system integrators. In addition, the Company's customers and strategic partners may also become competitors in the future.

Most of the Company's competitors have larger customer bases, greater brand recognition, and significantly greater financial, marketing and other resources than the Company. Some of the Company's competitors have longer operating histories than the Company. The Company's competitors may enter into strategic or commercial relationships with larger, more established and well-financed companies, and may be able to secure alliances with customers and affiliates on more favorable terms, devote greater resources to marketing and promotional campaigns and devote substantially more resources to systems development than the Company can. In addition, new technologies and the expansion of existing technologies may increase competitive pressures on the Company. Competitive pressures could harm the Company's business, operating results and financial condition.

Many of the Company's existing and potential customers evaluate on an on-going basis whether to develop their own electronic commerce software solution or to purchase it from outside suppliers. As a result, the Company must, on an on-going basis, educate existing and potential customers on the advantages of the Company's solutions over internally developed software as well as competitors' products. The Company believes that the principal competitive factors affecting its market include breadth and depth of solutions, price, speed and ease of deployment, interoperability with existing applications, core technology, product quality and performance, product features (including security), and customer service. The Company believes its solutions currently compete favorably with respect to these factors in its target markets.

The Company's competitive advantages in its ability to offer to customers cost-effective solutions for small and medium-sized businesses which are not currently well served by the costly and complex products offered by many of the Company's competitors. As well, the Company's ability to design, develop and implement sophisticated vertical portal for specific industries in a focused manner is a distinct advantage to certain customer groups. Some of the Company's competitors are in or are entering this market, and the Company believes its advantages over these competitors and potential competitors are the functionality and scalability of its products, and their ability to operate on a broad range of hardware and software platforms. However, the market is relatively new and evolving rapidly. The Company may not be able to maintain its competitive position against current and potential competitors, especially those with significantly greater financial, marketing, service, support, technical and other resources.

                               PROPRIETARY RIGHTS

The Company depends on proprietary rights and technology. The Company's success and ability to compete depends in part on its ability to develop and maintain the proprietary aspects of its technologies. The Company relies on a combination of copyright, trade secret and trademark laws, and nondisclosure and other contractual provisions, to protect its various proprietary products and technologies. The Company seeks to protect its source code, documentation and other written materials under copyright and trade secret laws. The Company licenses its software under license agreements that impose restrictions on the ability of the customer to use and copy the software. The Company generally requires its employees to sign agreements that require them to assign to the Company any proprietary information, inventions or other intellectual property they generate while employed by the Company. The Company implements other procedures designed to avoid the disclosure of its trade secrets and technology, such as restricting access to its source code and executing confidentiality agreements with consultants, customers and other persons with access to the Company's proprietary information. These safeguards may not prevent competitors from imitating the Company's products and services or from independently developing competing products and services, especially in foreign countries where legal protections of intellectual property may not be as strong or consistent as in Canada and the United States.

The Company holds no patents. Consequently, others may develop, market and sell products substantially equivalent to the Company's products, or utilize similar technologies, so long as they do not directly copy the Company's products or otherwise infringe its intellectual property rights.

The Company licenses and integrates technology from third parties in certain of its software products. For example, the Company licenses Oracle. These third-party licenses generally require the Company to pay royalties and fulfill confidentiality obligations. Any termination of, or significant disruption in, the Company's ability to license these products could cause delays in the releases of software until equivalent technology can be obtained and integrated into the software products. These delays, if they occur, could have a material adverse effect on the Company's business, operating results and financial condition.

In Canada, the Company has registered its business name "SoftCare". The Company has also filed and received a trademark on the product name "OpenEC" in Canada and the United States. TRW, Inc. had the right to use the "OpenEC" trademarks in association with products developed under the Cooperation Agreements. The Company has no reason to believe that TRW has any use for the trademark as termination of the Co-operation Agreement ended TRW's pursuit of the projects. Further, the software currently used by the Company is not the software that was subject to the Co-operation Agreement. Accordingly to the best of the knowledge of the Company no development or marketing of any software under the OpenEC market has been undertaken by TRW.

The Company has not filed a trademark application on the product name "TradeLink" in Canada, the United States, or elsewhere and does not intend to do so. The Company has not filed a trademark application in Canada or the United States for its business name "SoftCare. A competitor of the Company has filed for a trademark in the United States on the business name "SoftCare." The Company believes that the competitor has never done business under the name "SoftCare" and that the Company has a prior right to such name. However, the Company may not be able to protect its business name through trademark registrations in Canada and the United States, and until it files such registrations, must resort to its common law rights from prior use of the name.

Consequently, the Company has not fully protected its rights to the "OpenEC" product name, the "TradeLink" product name or the "SoftCare" business name. In the event the Company is forced to cease using any of such names, it will be required to select new names for either its products or its business, or both. Likely material consequences of changing such names include loss of the Company's goodwill attached to the names and additional expenses in re-labeling products, changing business forms and costs and expenses incurred in disputes with third parties over rights to the names.

Intellectual property rights are often the subject of large-scale litigation in the software and Internet industries. The Company may find it necessary to bring claims or litigation against third parties for infringement of the Company's proprietary rights or to protect trade secrets. These actions would likely be costly and divert management resources. These actions could also result in counterclaims challenging the validity of the Company's proprietary rights or alleging infringement by the Company. The Company cannot guarantee the success of any litigation it might bring to protect its proprietary rights.

Although the Company believes that its products do not infringe on any third-party's patents or proprietary rights, the Company cannot be certain that it will not become involved in litigation involving proprietary rights. Proprietary rights litigation entails substantial legal and other costs, and the Company does not know if it will have the necessary financial resources to defend or prosecute its rights in connection with any such litigation. Responding to, defending or bringing claims related to intellectual property rights may require management to redirect the Company's human and monetary resources to address these claims. In addition, these actions could cause product shipment delays or require the Company to enter into royalty or license agreements. Royalty or license agreements, if required, may not be available on terms acceptable to the Company, if they are available at all. Any or all of these outcomes could have a material adverse effect on the Company's business, operating results and financial condition.

                                    EMPLOYEES

As of October 31, 2000, the Company had 37 full and part-time employees. The following table shows the breakdown of employees by function and by offices:

------------------------------------- ------------------ ------------------ ----------------- ------------------ ----------------
              OFFICE LOCATION          MGMT. & ADMIN.    SALES & MARKETING    ENGINEERING        OPERATIONS           TOTAL
------------------------------------- ------------------ ------------------ ----------------- ------------------ ----------------
North Vancouver                               9                  1                 18                 3                 31
Washington, Arizona & California              1                  2                  2                 1                  6
                                         ==========      ==============     ===============   ===============    ================

Totals:                                      10                  3                 20                 4                 37

Percentages                                  27%                 8%                54%               11%               100%
---------------------------------------------------------------------------------------------------------------------------------

The Company uses its own employees and a network of Value Added Partners for sales and installations of its products. The Company's partners include electronic commerce service providers, business application software companies and EDI consultants located in Canada, the US and Korea.

None of the Company's employees are covered by a collective bargaining agreement. The Company believes its relationships with its employees are good.

                  REVENUES BY CATEGORY AND GEOGRAPHICAL REGION

Substantially all of the Company's operations, assets and employees are located in Canada. The following table shows the breakdown of total revenues by categories of activities and into geographical markets.

                               YEAR ENDED         FIVE MONTHS ENDED          YEAR ENDED              YEAR ENDED
REVENUES BY CATEGORY          MAY 31, 2000           MAY 31, 1999           Dec. 31, 1998           Dec. 31, 1997
--------------------          ------------           ------------           -------------           -------------
Software sales                      64%                     60%                    69%                    89%
Consulting services                  2%                     14%                    14%                     7%
Training services                    2%                      4%                     1%                     1%
Maintenance fees                    32%                     22%                    16%                     3%
                              ============           ============           =============           =============
Total                              100%                    100%                   100%                   100%

REVENUES BY                     YEAR ENDED          FIVE MONTHS ENDED         YEAR ENDED             YEAR ENDED
GEOGRAPHICAL MARKETS           MAY 31, 2000           MAY 31, 1999           DEC. 31, 1998          DEC. 31, 1997
--------------------           ------------           ------------           -------------          -------------
Canada                              34%                     40%                    25%                    11%
United States                       60%                     52%                    74%                    86%
Other countries                      6%                      8%                     1%                     3%
                              ============           ============           =============           =============
Total                              100%                    100%                   100%                   100%


                                  RISK FACTORS

INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AND ALL OTHER INFORMATION CONTAINED IN THIS REPORT ON FORM 20-F. INVESTING IN THE COMPANY'S COMMON SHARES INVOLVES A HIGH DEGREE OF RISK. IN ADDITION TO THOSE DESCRIBED BELOW, RISKS AND UNCERTAINTIES THAT ARE NOT PRESENTLY KNOWN TO THE COMPANY OR THAT THE COMPANY CURRENTLY BELIEVES ARE IMMATERIAL MAY ALSO IMPAIR THE COMPANY'S BUSINESS OPERATIONS. IF ANY OF THE FOLLOWING RISKS OCCUR, IT MAY ADVERSELY AFFECT THE COMPANY'S BUSINESS AND THE PRICE OF THE COMPANY'S COMMON SHARES, AND THE COMPANY'S INVESTORS COULD LOSE ALL OR PART OF THEIR INVESTMENT. SEE ALSO THE DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS INCLUDED AT THE BEGINNING OF THIS REPORT.

LIMITED OPERATING HISTORY

The Company began shipping its OpenEC products, which are its current focus, in April 1999. It has placed OpenEC products with only two customers as of October 31, 2000. Accordingly, the Company has only a limited operating history with which management and investors can evaluate the Company's business and prospects. The Company's prospects must be considered in light of the risks encountered by companies in the early stages of development in new and rapidly evolving markets, especially the market for Internet-based business to business software. Some of the risks the Company faces include its potential inability to:

         o attract and retain a broad base of customers that can serve as reference accounts for ongoing sales efforts;
         o        manage competition;
         o        hire and retain qualified personnel;
         o        develop new technology;
         o        negotiate and maintain favorable strategic relationships; and
         o plan and manage effectively the growth expected in the Company's business.

If the Company fails to address these risks successfully, its business will likely suffer and the price of its common shares may decline.

HISTORY OF LOSSES

The Company has incurred significant operating and net losses and negative cash flow in each of its last three fiscal years. The Company has spent significant funds to date to develop and refine its current software applications and to develop its sales and marketing resources. The Company incurred net losses of approximately $3.9 million in the year ended May 31, 2000, approximately $1.4 million in the five months ended May 31, 1999, and approximately $1.1 million in the year ended December 31, 1998. The Company reported capital of approximately $417,000 for the year ended December 31, 1997.

The Company expects to continue to invest significantly in its direct and indirect sales and distribution efforts, both domestically and internationally, in order to increase market awareness and sales of software solution and related services. The Company also plans to continue to grow its research and development efforts to enhance its current software products and to expand its software applications suite. The Company expects to continue to hire additional personnel in all other areas of the Company in order to support its growing business. In addition, the Company expects to continue to incur significant fixed and other costs associated with customer acquisitions and with the implementation of software applications for customers.

In order to achieve operating profitability, the Company will need to increase its customer base, decrease its customer acquisition costs and increase its number of licensed users and its revenues per customer. The Company may not be able to increase its revenues or increase its operating efficiencies in this manner. Moreover, because the Company expects to continue to increase its investment in its business faster than it anticipates growth in revenues, management expects that the Company will continue to incur significant operating losses and negative cash flow for the foreseeable future. The Company may not become profitable.

FLUCTUATION OF RESULTS

The Company's quarterly financial results fluctuate due to a number of factors and are difficult to predict. If the Company's future results are below the expectations of public market analysts and investors, the price of the Company's common shares may decline.

The Company has experienced, and expects to continue to experience, fluctuations in revenues and operating results from quarter to quarter due to a number of factors, many of which are beyond the Company's control. As a result, the Company believes that quarter-to-quarter comparisons of its revenues and operating results may not be accurate indicators of future performance. The reasons for these fluctuations include, but are not limited to:

         o        market acceptance of the Company's products;
         o        budgetary constraints of customers and potential customers;
         o        the amount and timing of orders;
         o the amount and timing of operating costs relating to expansion of the Company's business, operations and infrastructure;
         o        the number and timing of new hires;
         o        the Company's utilization rate for its service professionals;
         o changes in the Company's pricing policies or competitors' pricing policies;
         o        entry of new competition into the market;
         o variability in the mix of license fees, software royalties and fees-for-use; and
         o costs related to potential acquisitions of technology or other businesses.

The Company plans to increase its operating expenses significantly in order to expand its sales and marketing operations and fund greater levels of research and development. The Company's operating expenses, which include sales and marketing, research and development and general and administrative expenses, are based on expectations of future revenues and are relatively fixed in the short term. If revenues fall below expectations in a quarter and the Company is not able to quickly reduce its spending in response, the Company's operating results for that quarter will be harmed. It is likely that in some future quarter the Company's operating results will be below the expectations of public market analysts and investors, and, as a result, the price of the Company's common shares may fall.

LONG SALES CYCLES

The Company's sales cycles are lengthy, which makes it difficult to predict revenues and budget expenses. The length of the Company's sale cycles results in fluctuations in operating results, which could cause the Company's share price to decline. Sales cycles vary substantially from customer to customer, but typically range from three to ten months. The Company's software products are complex and perform or directly affect mission-critical functions across many different functional and geographic areas of the customer's enterprise. Potential customers tend to engage in extensive internal reviews before making purchase decisions. In many cases, customers must change established business practices when they install the Company's software. The Company's sales staff or its Value Added Partners must dedicate significant time consulting with a potential customer concerning the substantial technical and business concerns associated with implementing the Company's products. The purchase of the Company's products is often discretionary, so lengthy sales efforts may not result in a sale.

UNCERTAINTY OF MARKET ACCEPTANCE

To achieve its financial projections, the Company's OpenEC products must achieve a significant degree of market acceptance, especially among larger companies that will purchase the OpenEC products. The Company must overcome historical perceptions as to the lack of security of EDI conducted on the Internet. In addition, because commerce on the Internet is a relatively new development, there has not been a proven commitment to electronic commerce, and mass-market acceptance has not been reached to the degree needed to reasonably predict future demands for electronic commerce products. Finally, the pricing and revenue model for the OpenEC products is unproven and customers and potential customers may not accept this model. Any of these factors could prevent the Company's products from gaining a significant level of market acceptance. Without such acceptance in the market, the Company will not realize the full potential of its assets and its revenues will not grow.

LIMITED PRODUCT BASE

The OpenEC product is the Company's primary product focus, and the Company may not be successful at developing or marketing its OpenEC products. If OpenEC does not achieve market acceptance, the Company may be required to develop alternative products. The Company does not currently have alternative products that are readily available for marketing and distribution at levels necessary to produce the revenues projected for OpenEC. Accordingly, delays in developing an alternative product line are likely. New product development may require additional capital, and it may not be possible to develop new products quickly enough to respond to the rapidly evolving electronic commerce marketplace.

NEED TO MANAGE GROWTH

The Company intends to grow its operations significantly in the future. The Company may not be able to manage future growth successfully. Future expansion efforts could be expensive and may strain the Company's managerial and other resources. To manage future growth effectively, the Company must maintain and enhance its management, financial and accounting systems and controls, hire and integrate new personnel and manage expanded operations. If the Company does not manage growth properly, it could harm the Company's business, operating results and financial condition.

DEPENDENCE ON FEW CUSTOMERS

To October 31, 2000, only two customers have implemented the Company's OpenEC products. The majority of the Company's revenues for the periods reported in the consolidated financial statements in this report continue to derive from the older TradeLink product. Revenues from relatively few customers have accounted for a significant portion of the Company's revenues. The Company expects to continue to derive a significant portion of its revenues from relatively few customers in the future. To become profitable, the Company will need to expand its base of customers significantly. If the Company loses any of its key customers, or if it is unable to attract new customers once work for its present key customers is completed, the Company's revenues may decline, and the Company will likely be unable to achieve profitability.

NEED TO GROW SERVICE AND CONSULTING ORGANIZATION

The Company's customers typically engage the Company to assist them with implementation, education and training, and maintenance and support. The Company's success depends on its ability to provide customers with these services and to attract and educate VAP to provide similar services to customers. The Company may not be able to attract or retain a sufficient number of service professionals and partners. Competition for qualified personnel is intense. In addition, new personnel will require training and education and will take time to reach full productivity. If the Company is unable to attract and maintain these service professionals and VAP, it would likely be unable to meet customer demands for its implementation services, which could hinder the Company's ability to grow.

Deploying the Company's products is a complex process involving integration with customers' business systems. In some cases, the Company deploys the products itself, and in other cases, it relies on VAP for deployment. The Company or its VAP may fail to meet customer expectations regarding the timing or manner of deployment of products, which could result in a loss of customers, negative publicity and an inability to attract new customers. In addition, complex deployments may also increase the amount of professional services allocated to each customer, thereby increasing the Company's costs and adversely affecting operating results.

DEPENDENCE ON DISTRIBUTION AND MARKETING RELATIONSHIPS

The Company's strategy for the development, production and commercialization of OpenEC products is to enter into collaborations with various strategic collaborators, licensors, licensees and others that market software products and related services. The Company has entered into Value Added Integrator ("VAI") co-marketing, cooperation and other agreements with a number of such companies. Many of these agreements are non-exclusive, and many of these other companies have or will have similar agreements with the Company's competitors. The Company believes that its success in penetrating markets for EDI and electronic commerce products and services depends in large part on its ability to maintain relationships and to cultivate additional relationships as distribution channels change. To the extent that the Company is not able to add to and maintain such arrangements, it would face increased capital requirements to undertake such activities at its own expense and might encounter significant delays in introducing its products into certain markets, or find that the development, manufacture or sale of its products in such markets is adversely affected.

The Company's agreements with its strategic collaborators are complex. There may be provisions within such agreements that give rise to disputes regarding the rights and obligations of the parties. These and other possible disagreements could lead to delays in research, development, or commercialization of certain products, or could result in litigation or arbitration, which could be time-consuming and expensive, and could have a material adverse effect on the Company's business, financial condition, results of operations, and relationships with its corporate partners. There can be no assurance that the Company will be able to maintain or expand its relationships with its existing collaborators or to replace its existing collaborators in the event any such relationship are terminated. This reliance on parties external to the Company also limits the shareholders' control over this aspect of the Company's business plan.

RELIANCE ON THIRD PARTY VENDORS

The Company incorporates into its products certain software licensed to it by other software developers. In particular, the Company is dependent on suppliers for the database software and the graphical user interface software used in its EDI products. Any termination of, or significant disruption in, the Company's ability to license these products would adversely affect the Company's products and its revenues. The licenses for most of these products are non-exclusive. Any technical problems or errors with current or future versions of these licensed products could cause errors or technical problems in the Company's products, which could result in loss of sales, delays in or elimination of market acceptance, damage to the Company's brand and its reputation, product returns, increased costs, and diversion of development resources, product redesigns and increased warranty and servicing costs.

Because the Company's products incorporate software developed and maintained by third parties, the Company is also dependent to a certain extent upon such third parties' abilities to enhance their current products, to develop new products on a timely and cost-effective basis and to respond to emerging industry standards and other technological changes. There can be no assurance that the Company would be able to replace the functionality provided by the third-party software currently offered in conjunction with the Company's products in the event that such software becomes obsolete or incompatible with future versions of the Company's products or is otherwise not adequately maintained or updated. The absence of or any significant delay in the replacement of, that functionality could have a material adverse effect on the Company's sales, and shareholders' interests.

POSSIBLE NEED FOR ADDITIONAL CAPITAL

The Company has principally financed its operations to date through debt and equity financing. The Company believes that the proceeds received from its Financing in March 2000 will be sufficient to meet its anticipated working capital and capital expenditure requirements through at least October 2001. However, the time period for which the Company believes its capital is sufficient is an estimate; the actual time period may differ materially as a result of a number of factors, risks and uncertainties. If the Company cannot generate sufficient cash resources from its business to fund its operations in the future, it may need to raise additional funds through public or private equity or debt financings in order to:

         o take advantage of opportunities to grow the business, including through accelerating international expansion plans or through acquisitions of complementary businesses or technologies;
         o        develop new and enhance existing products or services; or
         o        respond to competition.

If the Company raises additional funds through the issuance of equity or convertible debt securities, it will reduce the percentage ownership of the existing shareholders. In addition, the equity may have rights, preferences or privileges senior to those of existing shareholders. Additional financing may not be available on terms favorable to the Company, or at all. If the Company raises additional funds through the issuance of debt securities, these new securities would have rights, preferences and privileges senior to those of common shares. The terms of these securities could also impose restrictions on the Company's operations. If adequate funds are not available or are not available on acceptable terms, the Company's ability to fund operations, take advantage of unanticipated opportunities, develop or enhance its products and services or otherwise respond to competitive pressures would be significantly limited.

LIMITED MANUFACTURING EXPERIENCE

To be successful, the Company must be able to manufacture its products at acceptable costs in compliance with contractual and regulatory requirements. The OpenEC products are at an early stage of development and the Company has only limited experience manufacturing these products. As the Company increases its production of OpenEC products to meet expected demands, it may experience lower than anticipated production yields or production constraints from time to time that may adversely affect its ability to satisfy customer orders. Any sustained inability to satisfy demand may have a material adverse effect on the Company's business, financial condition, results of operations and its relationships with its strategic collaborators. The possible inability to overcome these issues could result in a marked financial decline in the Company's ongoing business, and adversely affect shareholders' value.

HIGHLY COMPETITIVE MARKET

The EDI/EC market is highly competitive and subject to rapid technological change and evolving industry standards and customer demands. The Company's competitors include large international companies with significantly greater financial, management, manufacturing, technological, marketing and distribution resources and customer bases than the Company, as well as, in some cases, worldwide reputations and dominant market shares.

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

NEW PRODUCTS AND TECHNOLOGICAL CHANGE

Rapidly changing technology, evolving industry standards, and the introduction into the marketplace of new products and Web-enabled variations of popular products characterize the market for the Company's products. The Company expects that the continuing growth of companies connecting to the Internet will cause the market to continue its rapid evolution. The Company's success will therefore depend in part upon its ability to enhance its existing products and to introduce new products and features to meet the expected changing customer requirements and industry standards. The Company may not be successful in identifying, developing, manufacturing and marketing new products or enhancing its existing products, either at all or quickly enough to keep up with the Company's competitors. The Company's business would be adversely affected if it incurs delays in developing and implementing new products or enhancements to its existing products, as could happen due to insufficient capital and human resources, product development difficulties and inaccurate assessments of market changes. In addition, there can be no assurance that products or technologies developed by others will not render the Company's products or technologies non-competitive or obsolete. Delays in developing new products or the obsolescence of current products could lead to uncertainty as to the Company's ability to maintain operations over the long term. Investors may see the value of the Company and their interest therein decline as a result.

LACK OF UNIFORMITY IN EDI/EC STANDARDS

EDI/EC utilize numerous standards in the Internet, VANs, EDI, Electronic Finance Payments, user interface and security. EDI/EC software producers must provide products that utilize standards that have wide acceptance in these markets. Accordingly, OpenEC may not achieve market acceptance and the Company may be required to develop EDI/EC software that utilizes other standards, possibly resulting in increased research and development costs and loss of sales revenues. Any of these factors would negatively affect the financial results of the Company, and may cause the price of the Company's common shares to decline.

RISK OF INTERNET SECURITY BREACHES

A fundamental requirement to conduct Internet-based business to business electronic commerce is the secure transmission of confidential information over public networks. Advances in computer capabilities, new discoveries in the field of cryptography, the development of new computer viruses or other developments may result in a compromise or breach of the security features contained in the Company's software or the algorithms used by customers and their business partners to protect content and transactions on online trading exchanges or proprietary information in customers' and their business partners' databases. Anyone who is able to circumvent security measures could misappropriate proprietary, confidential customer information or cause interruptions in customers' and their business partners' operations. The Company's customers and their business partners may be required to incur significant costs to protect against security breaches, including computer viruses, or to alleviate problems caused by security breaches, reducing their demand for the Company's software. Further, a well-publicized compromise of security could deter businesses from using the Internet to conduct transactions that involve transmitting confidential information. The failure of the security features of the Company's software to prevent security breaches, or well publicized security breaches affecting the Internet in general, could significantly harm the Company's business, operating results and financial condition.

DEPENDENCE ON INTERNET INFRASTRUCTURE AND SPEED

The recent growth in Internet traffic has caused frequent periods of decreased performance. If Internet usage continues to grow rapidly, its infrastructure may not be able to support these demands and its performance and reliability may decline. If outages or delays on the Internet occur frequently or increase in frequency, business to business electronic commerce could grow more slowly or decline, which may reduce the demand for the Company's products. The ability of the Company's products to satisfy customers' needs is ultimately limited by and depends upon the speed and reliability of both the Internet and customers' internal networks. Consequently, the emergence and growth of the market for the Company's software depends upon improvements being made to the entire Internet as well as to individual customers' networking infrastructures to alleviate overloading and congestion. If these improvements are not made, the ability of customers to utilize the Company's products will be hindered, and the Company's business, operating results and financial condition may suffer.

RISK OF GOVERNMENT REGULATION OF THE INTERNET

Increasing government regulation, including the imposition of sales taxes on electronic commerce transactions, could limit the market for the Company's products and services. As Internet commerce evolves, the Company expects that federal, state or foreign agencies will adopt regulations covering issues such as user privacy, pricing, content and quality of products and services. It is possible that legislation could expose companies involved in electronic commerce to liability, which could limit the growth of electronic commerce generally. Legislation could dampen the growth in Internet usage and decrease its acceptance as a communications and commercial medium. If enacted, these laws, rules or regulations could limit the market for the Company's products and services.

Current regulations do not require the Company to collect sales or other similar taxes in respect of the exchange of goods and services through OpenEC applications. However, one or more states may seek to impose sales tax collection obligations on out-of-state companies that engage in or facilitate electronic commerce. A number of proposals have been made at the state and local level that would impose additional taxes on the sale of goods and services over the Internet. These proposals, if adopted, could substantially impair the growth of electronic commerce and could adversely affect the Company's opportunity to derive financial benefit from such activities. Moreover, a successful assertion by one or more states or any foreign country that the Company should collect sales or other taxes on the exchange of goods and services through OpenEC applications could seriously harm the Company's business.

Legislation limiting the ability of the states to impose taxes on Internet-based transactions has been proposed in the U.S. Congress. This legislation could ultimately be enacted into law or this legislation could contain a limited time period in which this tax moratorium will apply. In the event that the tax moratorium is imposed for a limited time period, legislation could be renewed at the end of this period. Failure to enact or renew this legislation could allow various states to impose taxes on electronic commerce, and the imposition of these taxes could seriously harm the Company's business.

CODING AND TESTING PROCEDURES

The design and development of software code to ensure ease of maintenance and upgrade tasks is an important element in controlling future development costs. Software code, particularly in new product introductions, can be susceptible to error routines or "bugs" that can affect system performance. The Company will need to continually develop and refine appropriate coding and testing procedures to enhance the effectiveness of its product installations. To the extent any coding errors or deficiencies are not uncovered during its testing procedures, the Company's software products could fall short of customers' expectations. If this should occur and any errors or deficiencies are not corrected in a timely manner, the Company's product could fail to achieve or lose market acceptance.

RISK OF PRODUCT LIABILITY CLAIMS

If the Company becomes subject to product liability claims, they could be time consuming and costly to defend. Errors, defects or other performance problems in the Company's software could result in financial or other damages to customers. Customers could seek damages for losses that, if successful, could harm the Company's business significantly. Although the Company's license agreements typically contain provisions designed to limit exposure to product liability claims, existing or future laws or unfavorable judicial decisions could negate these limitations of liability provisions. The Company has not experienced any product liability claims to date. However, a product liability claim brought against the Company, even if not successful, could be time consuming and costly to defend and could harm the Company's reputation.

RISK OF INACCURATE DATA

The accuracy of product information and prices is critical to the businesses of the Company's customers. The Company's products extract and process data from sellers' internal applications and facilitate the delivery of this data to buyers. The failure of the Company's products to accurately extract, translate, process or deliver data could deter businesses from using the Company's products, damage the Company's business reputation, harm its ability to attract new customers and expose the Company to legal liability. In addition, from time to time the systems of the Company's customers may contain inaccurate pricing or other product information. Even though such inaccuracies are not caused by the Company's product and are not within its control, similar consequences could occur. The Company currently does not carry insurance that would adequately cover losses that may be incurred as a result of the delivery of inaccurate data.

RISKS OF ACQUISITIONS

The Company regularly reviews acquisition prospects that would complement its existing product offerings, augment market coverage, or enhance technological capabilities. Acquisitions or investments could result in a number of financial consequences, including:

         o        potentially dilutive issuances of equity securities;
         o        large one-time write-offs;
         o        reduced cash balances and related interest income;
         o higher fixed expenses which require a higher level of revenues to maintain gross margins;
         o        the incurrence of debt and contingent liabilities; and
         o amortization expenses related to goodwill and other intangible assets.

Furthermore, acquisitions involve numerous operational risks, including:

         o difficulties in the integration of operations, personnel, technologies, products and the information systems of the acquired companies;
         o diversion of management's attention from other business concerns;
         o diversion of resources from our existing businesses, products or technologies;
         o risks of entering geographic and business markets in which the Company has no or limited prior experience; and
         o        potential loss of key employees of acquired organizations.

The Company's inability to overcome problems encountered in connection with such acquisitions could divert the attention of management, utilize scarce corporate resources and harm the Company's business. In addition, the Company is unable to predict whether or when any prospective acquisition candidate will become available or the likelihood that any acquisition will be consummated.

DEPENDENCE ON SENIOR MANAGEMENT

The Company's success is dependent on the services of a number of members of senior management, particularly Martyn Armstrong, the Company's founder and President. The experience of these individuals will be a key contributing factor to the Company's continued success and growth. The loss of one or more of these individuals could have a material adverse effect on the Company's operations and business prospects. The Company presently carries key-man life insurance on the life of Martyn Armstrong. This reliance on a few key people presents an inherent risk to the value of the shares and the interests of the Company's shareholders.

DEPENDENCE ON SALES AND MARKETING PERSONNEL

The Company's products require a sophisticated sales and marketing effort targeted at multiple departments within an organization. Competition for qualified sales and marketing personnel is intense, and the Company might not be able to hire and retain adequate numbers of such personnel to maintain its growth. New hires will require training and take time to achieve full productivity. Also, the Company's competitors may attempt to hire away the Company's employees. If the Company is unable to hire or retain qualified sales personnel, or if newly hired personnel fail to develop the necessary skills or reach productivity when anticipated, the Company may not be able to expand its sales organization and increase sales of its products and services.

LACK OF TRADEMARK PROTECTIONS

The Company has not filed trademark applications in the United States or Canada for the name "SoftCare." A competitor of the Company holds a registered trademark for the name "SoftCare" in the United States. TRW retains rights to use the name "OpenEC" in connection with products developed under the Cooperation Agreement between the two companies that terminated in May 1999. The deliverable was presented to and accepted by TRW in February 1998. TRW then determined not to proceed with implementation of the Asian project. That software has not been subsequently used by SoftCare or TRW. The Company may be required to cease using one or both names if another user enjoins the Company from using such name, or if the Company determines that it cannot effectively differentiate its products using these names. Any litigation involving these names would have all of the risks and costs associated with proprietary rights litigation. In the event the Company is forced to cease using either name, it will be required to select new names for either its products or its business, or both. This could in turn lead to a loss of the Company's goodwill attached to those names and additional expenses in re-labeling products, changing business forms and promoting the new names.

DEPENDENCE ON INTELLECTUAL PROPERTY

The Company's success is heavily dependent upon proprietary technology. To protect its proprietary technology, the Company relies principally upon copyright and trade secret protection and confidentiality agreements and contractual provisions. There can be no assurance that the steps taken by the Company in this regard will be adequate to prevent misappropriation or independent third-party development of its technology. Further, the laws of certain countries in which the Company sells or will sell its products do not protect software and intellectual property rights to the same extent as the laws of Canada or the United States. The Company does not include in its software any mechanism to prevent or inhibit unauthorized use, but generally requires the execution of an agreement that restricts copying and use of its products. If unauthorized copying or misuse of the Company's products were to occur to any substantial degree, the Company's business and results of operations could be materially adversely affected.

POSSIBLE INFRINGEMENT CLAIMS BY THIRD PARTIES

There can be no assurance that third parties will not claim that the Company's current or future products infringe patents or other proprietary rights of third parties. The Company expects that software developers will increasingly be subject to such claims as the number of products and competitors providing EDI/EC software and services grows and overlaps occur. Any such claim, with or without merit, could result in costly litigation or might require the Company or its strategic collaborators to enter into royalty or licensing agreements in order to obtain a license to continue to manufacture and market the affected products. There can be no assurance that the Company or its strategic collaborators would prevail in any such action or that any license (including licenses proposed by third parties) would be made available on commercially acceptable terms, if at all. If the Company becomes involved in litigation over proprietary rights, such action could assume a substantial portion of its managerial and financial resources, which could have a material adverse effect on the Company's business, financial condition, results of operations and relationships with its strategic collaborators. These factors could cause the Company's share price to decline.

POSSIBLE LITIGATION ARISING OUT OF TERMINATED ACQUISITION

The Company has received a demand for alleged damages arising out of the Company's employment of the two principals of Financial Management Group LLC ("FMG"). The Company entered into an agreement to purchase FMG in April 2000 and simultaneously entered into two-year employment agreements with FMG's two principals. In July 2000, the Company terminated the employment of these two persons. In October 2000, the Company determined to terminate the acquisition of FMG. The Company intends to vigorously defend any litigation that might be brought against it concerning these matters, and the Company is assessing the possibility of counterclaims against the two former principals, FMG and its parent company. However, litigation is subject to inherent uncertainties, and an adverse result in any such proceedings could have a material adverse effect on the Company's business or financial position.

In addition, litigation currently pending against FMG could adversely affect the Company's ability to exploit fully the java based credit counseling application developed by the Company during April - July 2000. See Item 3 -- "Legal Proceedings."

RISKS OF ENTERING INTERNATIONAL MARKETS

The Company currently has operations only in the United States and Canada. The Company has EDI customers in other jurisdictions and has considered expanding its international sales efforts. The Company has only limited experience in marketing, selling and supporting its products and services abroad. Expansion of international sales efforts will require a significant amount of attention from management and substantial financial resources. If the Company is unable to grow its international operations successfully and in a timely manner, its business and operating results could be harmed. In addition, doing business internationally involves additional risks, particularly:

         o unexpected changes in regulatory requirements, taxes, trade laws, export controls and tariffs;
         o        longer accounts receivable collection cycles;
         o expenses associated with localizing products for foreign markets;
         o        restrictions on repatriation of earnings;
         o        differing intellectual property rights;
         o        differing labor regulations;
         o changes in a specific country's or region's political or economic conditions;
         o        burdens of complying with foreign laws;
         o greater difficulty in staffing and managing foreign operations; and
         o        fluctuating currency exchange rates.

FOREIGN EXCHANGE RISK

The Company carries on a significant portion of its business outside Canada. Virtually all of its sales outside of Canada are made in U.S. dollars and may be affected by fluctuating foreign exchange rates. Any weakening in the value of the U.S. dollar against the Canadian dollar would result in lower revenues for the Company when stated in Canadian dollars. To the extent the Company continues to present its financial statements in its domestic Canadian dollar currency when a substantial amount of its revenues are earned in U.S. dollars, foreign exchange fluctuations will affect the reported profitability of the Company. Any severe fluctuations will affect shareholder value.

PRICE FLUCTUATIONS, SHARE PRICE VOLATILITY

Currently, the Company's common shares trade only on the Canadian Venture Exchange. There is currently no U.S. market for the Company's common shares. The market for technology companies generally, and specifically the stock prices of Internet-related software companies, has been highly volatile in both the United States and Canada. The market price of the Company's common shares may fluctuate significantly in response to a number of factors, some of which are beyond the Company's control and unrelated to the Company's performance, such as changes in accounting rules and regulations, market trends and industry performance. The price of the Company's common shares has fluctuated significantly. See Item 5 -- "Nature of Trading Market." If a market for the Company's common shares develops in the United States, the price of the Company's common shares on that market is likely to be volatile.

Securities class action litigation has often been brought against companies that experience volatility in the market price of their securities. Litigation brought against the Company could result in substantial costs in defending against a lawsuit and management's attention could be diverted from the Company's business.

CONTROL BY MANAGEMENT

The Company's executive officers and directors currently maintain substantial voting control over the Company. The Company's executive officers and directors beneficially own, in the aggregate, approximately 41% of our outstanding common shares, including shares currently held in trust for employees, for which executive officers serve as trustees. As a result, these stockholders (or subgroups of them) retain substantial control over matters requiring approval by stockholders, such as the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control.

NO ACTIVE TRADING MARKET IN U.S. AND RISKS OF PENNY STOCK CLASSIFICATION

The Company's common shares trade only on the Canadian Venture Exchange. Typically, the volume of the Company's shares traded on such exchange is low. As a result, it may be difficult to sell the Company's common shares without affecting the market price. U.S. holders may also have to incur higher commissions than they would have to pay for transactions in U.S. markets in order to sell the Company's common shares on the Canadian Venture Exchange. The Company has not yet determined whether it will attempt to establish a U.S. trading market in its common shares. The Company's share price is not currently high enough to qualify for listing on the Nasdaq market or on any U.S. national exchange. If the Company decides to pursue having its common shares quoted on the OTC Bulletin Board, there can be no guarantee that the Company will be able to attract or maintain good-quality market makers, or that the NASD, which must approve a market maker's application to quote shares on the OTC Bulletin Board, will approve quotation of the Company's common shares. Moreover, there can be no guarantee that any significant market interest or liquidity will develop in such market. In the event a market for the Company's common shares does develop, there can be no assurance that the market will be strong enough to absorb all of the common shares currently owned by the Company's stockholders. In addition, subsequent issuances of equity or equity-linked securities may further saturate the market for the Company's common shares. The resale of substantial amounts of the Company's common shares will have a depressive effect on the market in Canada and on any market that develops in the United States.

The Company's common shares may become subject to "penny stock" rules in the U.S. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities, and as a result, the markets in penny stocks tend to be less liquid. Penny stocks generally are equity securities with a price of less than U.S.$5.00 which are not registered on certain national securities exchanges or quoted on the Nasdaq system and whose issuers do not meet certain assets or revenue tests. At this time, the Company believes it is exempt from the penny stock rules as a result of an exemption for issuers whose net tangible assets exceed certain thresholds. However, the Company could become subject to penny stock rules in the future.

The penny stock rules require brokers who sell penny stocks to persons other than established customers and "accredited investors" to complete certain documentation, make suitability inquiries of investors, and provide investors with certain information concerning the risks of trading in penny stocks. These rules may discourage or restrict the ability of brokers to sell the Company's common shares and may affect the secondary market for the Company's common shares if one develops. These rules could also hamper the Company's ability to raise funds by selling common shares. See Item 5 -- "Nature of Trading Market."

DIFFICULTY OF ENFORCING CIVIL LIABILITIES AGAINST COMPANY

Because the Company is a Canadian company, it may be difficult for U.S. investors to enforce civil liability claims against the Company or its management. Company auditors and a majority of directors and officers are located in Canada. It may be difficult for U.S. investors to effect service of process on these individuals. In addition, a substantial portion of the Company's assets and the assets of these individuals may be located in Canada. Therefore, it may be difficult for U.S. investors to satisfy a judgment against the Company or any of these individuals in the United States.

In addition, a Canadian court may not permit a U.S. investor to bring an original action in Canada or to enforce in Canada a U.S. court judgment based upon civil liability provisions of U.S. federal securities laws.

RISKS OF CLASSIFICATION AS A PASSIVE FOREIGN INVESTMENT COMPANY

If at any time the Company is classified as a passive foreign investment company under U.S. tax laws, U.S. investors may be subject to adverse tax consequences. The Company could be a passive foreign investment company if 75% or more of the Company's gross income in any year is considered passive income for U.S. tax purposes. For this purpose, passive income generally includes interest, dividends, some types of rents and royalties, and gains from the sale of assets that produce these types of income. In addition, the Company could be classified as a passive foreign investment company if the average percentage of the Company's assets during any year that produced passive income or that were held to produce passive income, is at least 50%. If the Company is classified as a passive foreign investment company, and if a U.S. investor sells any of the Company's common shares or receives some types of distributions from the Company, it may have to pay taxes that are higher than if the Company were not considered a passive foreign investment company. It is impossible to predict how much an individual investor's taxes would increase, if at all.

The Company does not anticipate classification as a passive foreign investment company in current or future periods, the tests for such classification are complex and fact-dependent and management cannot determine whether these tests will be met for the year 2001 fiscal year or for future years. The Company urges U.S. investors to consult their own tax advisors to discuss the potential consequences if at any time the Company qualifies as a passive foreign investment company. See also Item 7 -- "Taxation."

DILUTION FROM STOCK OPTIONS

In order to provide incentives to current employees and induce prospective employees and consultants to work for the Company, the Company has offered and issued options to purchase its common shares. As of October 31, 2000, there were options outstanding to purchase 1,230,000 common shares. In November 2000, the Board of Directors adopted a stock option plan reserving a further 2,167,945 common shares for issuance under stock options. The Company will continue to issue options to purchase sizable numbers of shares of stock to new and existing employees, directors, advisors, consultants or other individuals as the Company deems appropriate and in its best interests. The grant and subsequent exercise of such options could result in substantial dilution to all stockholders.

ITEM 2. DESCRIPTION OF PROPERTY

The Company occupies approximately 16,581 square feet of leased space in its current headquarters at Suite 107, 980 West 1st Street, North Vancouver, British Columbia V7P 3N4. The lease expires on March 31, 2003. A total of 31 employees operate out of this office. To accommodate future growth, the Company has secured options for expansion within the business park at its current location.

The Company also occupies approximately 500 square feet of space in Tacoma, Washington and 500 square feet of space in Pleasanton, California. These spaces are leased on a month-to-month basis. The Company also leases approximately 1,000 square feet in Garden Grove, California, which lease terminates in July 2001. The Company intends to move the operations conducted out of this office to its Pleasanton office, and to sublet the space for the remaining term of the lease.


ITEM 3. LEGAL PROCEEDINGS

On April 10, 2000, the Company executed a definitive purchase agreement to (the "FMG Agreement") to acquire, subject to regulatory approval, Financial Management Group LLC ("FMG"). FMG, based in Garden Grove, California, developed and marketed PC-based software for the credit counseling industry. The Company purchased FMG in order to facilitate development of a credit-counseling portal using its OpenEC technology.

Under the terms of the FMG Agreement, the Company was to issue 100,000 common shares (the "Purchase Shares") to the vendor, Patagonia Corp., in consideration for the acquisition of FMG. The Purchase Shares were to be held in escrow for two years. The Company also agreed to issue up to 200,000 additional common shares upon the achievement of certain milestones related to the credit-counseling portal to be developed by the Company in conjunction with FMG employees. Closing of the Purchase Agreement was conditioned upon approval from the Canadian Venture Exchange and certain other conditions precedent.

Also on April 10, 2000, the Company entered into employment agreements with the two principals of FMG. These principals had personally covenanted as to, inter alia, the covenants of the vendor contained in the FMG Agreement. The Company agreed to employ each of them for two years at base salaries of U.S.$120,000 and U.S.$96,000, respectively. The agreements also called for payments of sales commissions and certain other fringe benefits. The principals were also entitled to cash bonuses of U.S.$75,000 and U.S.$30,000, respectively, if the Company's annual revenues exceeded U.S.$11 million by May 31, 2001. Through these employment agreements, the Company assumed control of FMG and recorded the transaction for accounting purposes on April 10, 2000.

The Company promptly filed an application to the Canadian Venture Exchange for regulatory approval of the transaction. Prior to receiving such approval, the Company discovered pending legal claims and actions commenced by and against FMG relating to FMG's ownership of its credit counseling software. These claims and actions were not disclosed to the Company at the time of execution of the FMG Agreement or thereafter, and constituted material breaches of the agreement. The Company further discovered that the two FMG principals had materially breached their employment agreements and the Company terminated their respective employments for cause in July 2000.

After these discoveries, the Company continued to investigate and evaluate its options concerning the acquisition of FMG. In August and September 2000, further material breaches of the FMG Agreement were discovered and the Company terminated the acquisition of FMG. As at October 31 2000 the Company is not in a position to specify the materiality of impact that the termination of the FMG acquisition will have on the Company's financial results. The Company is exploring opportunities to further capitalize on the technology developed as a result of its entry into the credit-counselling marketplace.

The two FMG principals have retained counsel who has in turn presented the Company with a demand alleging wrongful termination of employment and other claims. The two principals, through their counsel, have further threatened actions against the Company for libel, defamation and slander arising out of the Company's public disclosures concerning the progress of the acquisition and the credit counseling portal business. The Company believes these claims are without merit, and intends to vigorously defend any action that might be brought against it relating to these matters. The Company is further evaluating whether to pursue rights and remedies available to it for the various breaches of the purchase agreement by FMG, its parent company and the two principals.

As indicated above, the credit counseling software marketed by FMG is currently the subject of pending legal actions. The Company is not a party to any such action. Some of these actions seek to enjoin certain persons, including FMG and the principals of FMG, from using the software marketed by FMG. The Company is not marketing this software and claims no rights to it. Nonetheless, it is possible that the Company could become involved in the litigation involving FMG's software. It is also possible that the existence of this litigation will impair the Company's ability to exploit fully its credit counseling portal business plan. The Company intends to vigorously defend its ownership rights in its credit counseling software if the Company is named in any of the actions involving FMG's software, or if the Company otherwise deems it to be in its best interest to intercede in such an action.

Except as stated above, the Company is not involved in any material pending legal proceedings involving it or any of its properties.

ITEM 4. CONTROL OF REGISTRANT

The Registrant is a publicly owned Canadian corporation, the shares of which are owned by Canadian residents, U.S. residents, and residents of other countries. The Registrant is not controlled directly or indirectly by another corporation or any foreign government, except as described below.

The following table shows, as of October 31, 2000, the holdings of (1) any person who is known to the Registrant to be the owner of more than 10% of any class of the Registrant's voting securities; (2) each of the Registrant's directors and executive officers and (3) the executive officers and directors as a group.


                                            PRINCIPAL SHAREHOLDINGS

                                                                            CURRENTLY
                                                                            EXERCISABLE                       PERCENT OF
                                                       COMMON SHARES        OPTIONS AND       PERCENT OF   CLASS, INCLUDING
TITLE OF CLASS           NAME OF BENEFICIAL OWNER           HELD         WARRANTS HELD(1)      CLASS(2)       OPTIONS(3)
--------------           ------------------------           ----         ----------------     ---------       ----------
Common                   Martyn Armstrong                  5,112,542          200,000          30.00             29.85
Common                   Wayne Zielke                      429,629            200,000           2.52              3.53
Common                   Gregg Sedun                       233,333            100,000           1.37              1.87
Common                   Douglas Sarkissian                52,715             202,000           0.03              1.43
Common                   Sted Chen                         80,000               2,000           0.04              0.04
Common                   Randall M. Pierson                Nil                100,000           0.00              0.05
Total Directors/Officers                                   5,908,219          804,000          33.96             36.77

----------
1        Shares subject to pooling: 6.3 million approximately

2        Based on 16,989,728 common shares outstanding as of October 31, 2000.
         Calculated without giving effect to options and warrants held.

3 Calculated on the assumption that all currently exercisable outstanding options and warrants of the named owner were exercised, but no other options or warrants were exercised.

ITEM 5.    NATURE OF TRADING MARKET

The Company's common shares trade on the Canadian Venture Exchange ("CDNX") in Vancouver, British Columbia, Canada, having the trading symbol "SCE" and CUSIP number 83402E109. The following table shows the volume of trading and high, low and closing sales prices on the CDNX for the Company's common shares.

                            Canadian Venture Exchange
                             Stock Trading Activity

DATE            DAY'S VOLUME       DAY'S HIGH      DAY'S LOW       DAY'S CLOSE
----            ------------       ----------      ---------       -----------
09/29/00              1,200         $2.15            $2.00           $2.10
06/30/00              2,500         $2.35            $2.25           $2.25
03/30/00             17,600         $4.00            $3.65           $3.75
01/31/00             93,844         $4.20            $3.71           $3.84
12/30/99             40,100         $2.00            $1.75           $2.00
09/30/99              4,700         $1.80            $1.60           $1.70
06/30/99(1)          20,500         $1.87            $1.85           $2.25
12/31/98                400         $1.20            $1.20           $1.20
09/16/98                223         $0.72            $0.72           $0.72
06/30/98             16,667         $1.74            $1.74           $1.74
04/30/98(2)             417         $1.00            $1.00           $1.80


QUARTER ENDED        HIGH              LOW
-------------        ----              ---
2000 August          2.50              1.51
2000 May             5.80              1.65
2000 February        6.75              1.25
1999 November        2.45              1.10
1999 August          2.65              2.10
1999 May             1.10              1.10
1999 February        1.20              0.31
1999 November        0.96              0.60
1999 August          1.14              1.08

The Company's common shares are issued in registered form and the following information is from the Company's registrar and transfer agent, Pacific Corporate Trust Company, located in Vancouver, British Columbia, Canada at 830 - 625 Howe Street Vancouver BC V6C 3B8.

On October 31, 2000, the shareholders' list for the Company's common stock showed 117 registered shareholders and 16,989,728 shares issued and outstanding. Of these, two shareholders were U.S. residents, owning 127,370 shares representing less than 1% of the issued and outstanding shares of common stock.

The Company is unaware of any active market in the United States for its common shares. The Company's common shares are not registered to trade in the United States in the form of American Depository Receipts ("ADR's") or similar certificates.

If a trading market develops in the U.S. for the Company's common shares, the Company may become subject to "penny stock" rules as defined in 1934 Securities and Exchange Act Rule 3a51-1. Penny stocks generally are equity securities with a price of less than U.S.$5.00 which are not registered on certain national securities exchanges or quoted on the Nasdaq system and whose issuers do not meet certain assets or revenue tests. At this time, the Company believes it is exempt from the penny stock rules due to meeting the exemption test for net tangible assets. However, the Company could in the future become subject to penny stock rules if its net tangible assets fall below U.S.$2 million.

----------
(1) The Company's shares were halted for trading between March 2, 1999 and June 21, 1999 subject to the reverse takeover transaction and the broker-assisted private placement being completed.

(2) The Company consolidated its share capital on a 6:1 basis effective as of December 1, 1998. The trading history information has been adjusted to provide for that consolidation.

Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities, and as a result, the markets in penny stocks tend to be less liquid. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the common shares in the United States, and U.S. shareholders may find it more difficult to sell their shares.

The Company has not declared any dividends for the last five years and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

There is no law, government decree or regulation in Canada restricting the export or import of capital or affecting the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements.

There is no limitation imposed by Canadian law or by the articles or other charter documents on the right of a non-resident to hold or vote common shares, other than as provided in the Investment Canada Act, as amended by the World Trade Organization Agreement Implementation Act. The Investment Canada Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian," as defined in the Investment Canada Act (a "non-Canadian"), unless, after review, the minister responsible for the Investment Canada Act is satisfied that the investment is likely to be a net benefit to Canada.

An investment in the Company's common shares by a non-Canadian (other than a "World Trade Organization Investor," as defined below) would be reviewable under the Investment Canada Act if it were an investment to acquire direct control of the Company, and the value of the Company's assets were $5 million or more. An investment in the Company's common shares by a World Trade Organization Investor would be reviewable under the Investment Canada Act if it were an investment to acquire direct control of the Company, and the value of the Company's assets equaled or exceeded $192 million. A non-Canadian, whether a World Trade Organization Investor or otherwise, would acquire control of the Company for purposes of the Investment Canada Act if it acquired a majority of the Company's voting shares. The acquisition of less than a majority, but at least one-third of the voting shares, would be presumed to be an acquisition of control of the Company, unless it could be established that the Company was not controlled in fact by the acquirer through the ownership of voting shares. In general, an individual is a World Trade Organization Investor if he or she is a "national" of a country (other than Canada) that is a member of the World Trade Organization ("World Trade Organization Member") or has a right of permanent residence in a World Trade Organization Member. A corporation or other entity will be a World Trade Organization investor if it is a "World Trade Organization investor-controlled entity" pursuant to detailed rules set out in the Investment Canada Act. The United States is a World Trade Organization Member.

Certain transactions involving the Company's voting shares would be exempt from the Investment Canada Act, including: (a) an acquisition of voting shares if the acquisition were made in connection with the person's business as a trader or dealer in securities; (b) an acquisition of control of the Company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act; and (c) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.

ITEM 7. TAXATION

                   CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes material Canadian federal income tax consequences generally applicable to a holder of the Company's common shares who is not a resident of Canada, and who, for purposes of the Income Tax Act (Canada), (i) holds such shares as capital property and (ii) deals at arm's length with the Company. Generally, common shares will be considered capital property to a holder provided that such holder does not hold such securities in the course of carrying on a business and has not acquired such securities in a transaction or transactions considered to be an adventure or concern in the nature of trade which includes a transaction or transactions of the same kind and carried on in the same manner as a transaction or transactions of an ordinary trade or dealer in property of the same kind.

This summary is based upon the current provisions of the Income Tax Act and the regulations thereunder and on an understanding of the published administrative practices of the Canadian Customs and Revenue Agency. This summary does not take into account or anticipate any possible changes in law, or the administration thereof, whether by legislative, governmental or judicial action, except proposals for specific amendment thereto which have been publicly announced by the Canadian Minister of Finance prior to the date hereof.

This summary does not address all aspects of Canadian federal income tax law that may be relevant to shareholders based upon their particular circumstances, and does not deal with provincial, territorial or foreign income tax consequences, which might differ significantly from the consequences under Canadian federal income tax law.

Shareholders are advised to consult their tax advisors regarding the application of the Canadian federal income tax law to their particular circumstances, as well as any Canadian provincial, territorial or other tax consequences or any U.S. federal, state or local tax consequences or other foreign income tax consequences of the acquisition, ownership and disposition of the Company's common shares.

TAXATION OF DIVIDENDS

A holder of a common share who is not resident in Canada for purposes of the Income Tax Act will be subject to Canadian withholding tax on dividends paid or credited, or deemed under the Income Tax Act to be paid or credited, to the holder of the common share. The rate of withholding tax under the Income Tax Act on dividends is 25% of the amount of the dividend. Such rate may be reduced under the provisions of an applicable international tax treaty to which Canada is a party. Under the tax treaty that Canada has entered into with the United States, the rate of Canadian withholding tax applicable in respect of dividends paid or credited by a Canadian corporation to a shareholder resident in the United States, is generally reduced to 15%, or 5% in the case of a corporate holder which owns 10% or more of the voting shares. A foreign tax credit for the tax withheld may be available to a holder resident in the United States against U.S. federal income taxes. Moreover, pursuant to Article XXI of the Canada-U.S. Treaty, an exemption from Canadian withholding tax generally is available in respect of dividends received by certain trusts, companies and other organizations whose income is exempt from tax under the laws of the United States.

DISPOSITION OF COMMON SHARES

A non-resident holder of a common share will not be subject to tax under the Income Tax Act in respect of a capital gain realized on the disposition of a common share unless the common share constitutes or is deemed to constitute "taxable Canadian property" (as defined in the Income Tax Act). Shares of a corporation that are listed on a prescribed stock exchange (which includes shares traded on a U.S. stock exchange and the Nasdaq, but not the OTC Bulletin Board are generally not considered to be taxable Canadian property. However, such shares can be taxable Canadian property if, at any time during the 60 month period immediately preceding their disposition, 25% or more of the Company's issued shares of any class belong to the non-resident together with persons with whom the non-resident did not deal at arm's length.

An option to acquire common shares or other securities convertible into or exchangeable for common shares, or otherwise having an interest in common shares, could constitute taxable Canadian property in certain circumstances. Taxable Canadian property also includes any common share held by a non-resident if the non-resident used the common share in carrying on a business (other than an insurance business) in Canada, or, if the Non-Resident is a non-resident insurer, any common share that is its "designated insurance property" for the year. A non-resident whose common shares constitute or are deemed to constitute taxable Canadian property will realize upon the disposition or deemed disposition of a common share, a capital gain (or a capital loss) to the extent that the proceeds of disposition are greater than (or less than) the aggregate of the adjusted cost base to the holder of a common share and any reasonable costs of disposition.

Two-thirds of any capital gain realized by a holder (a taxable capital gain) will be included in computing the holder's income. Two-thirds of any capital loss realized by a holder may, subject to certain restrictions applicable to holders that are corporations, normally be deducted from the holder's taxable capital gains realized in the year of disposition, the three preceding taxation years or any subsequent taxation years, subject to detailed rules contained in the Income Tax Act.

A purchase by the Company of its own common shares (other than a purchase of common shares on the open market in a manner in which shares would normally be purchased by any member of the public in the open market) will give rise to a deemed dividend under the Income Tax Act equal to the difference between the amount the Company paid on the purchase and the paid-up capital of such shares determined in accordance with the Income Tax Act. The paid-up capital of such shares may be less than the cost of such shares to the holder. The amount of any such deemed dividend will reduce the proceeds of disposition of the common shares to the holders for the purpose of computing the amount of the capital gain or loss under the Income Tax Act of the holder. Any such dividend deemed to have been received by a non-resident holder will be subject to non-resident withholding tax as described above. The amount of any such deemed dividend will reduce the proceeds of disposition of the common share to the non-resident holder for the purpose of computing the amount of the non-resident holder's capital gain or loss under the Income Tax Act.

Even if the common shares constitute taxable Canadian property to a non-resident holder and their disposition would give rise to a capital gain, an exemption from tax under the Income Tax Act may be available under the terms of an applicable international tax treaty to which Canada is a party. A holder resident in the United States for purposes of the Canada-U.S. Treaty will generally be exempt from Canadian tax in respect of a gain on the disposition of common shares provided that the value of the common shares is not derived principally from real property situated in Canada. Article XIII paragraph 5 of the Canada-U.S. Treaty provides that the treaty provision which normally exempts U.S. residents from Canadian tax on the sale of property (paragraph 4) such as shares does not apply where the U.S. resident was a Canadian resident for 120 months during any period of 20 consecutive years preceding the time of the sale and the individual was resident in Canada at any time during the ten years immediately preceding the sale. If the exemption from such Canadian tax in respect of such gain is not available under the Canada-U.S. Treaty, a foreign tax credit may be available for U.S. federal income tax purposes. Non-residents are advised to consult their tax advisers with regard to the availability of a treaty exemption.

                     U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes material United States federal income tax consequences arising from the purchase, ownership and sale of the Company's common shares. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, final, temporary and proposed United States Treasury Regulations promulgated thereunder, and the administrative and judicial interpretations thereof, all as in effect as of the date of this Report and all of which are subject to change, possibly on a retroactive basis. The consequences to any particular investor may differ from those described below by reason of that investor's particular circumstances. This summary does not address the considerations that may be applicable to any particular taxpayer based on such taxpayer's particular circumstances (including potential application of the alternative minimum tax), to particular classes of taxpayers (including financial institutions, broker-dealers, insurance companies, taxpayers who have elected market-to-market accounting, tax-exempt organizations, taxpayers who hold ordinary shares as part of a straddle, "hedge" or "conversion transaction" with other investments, investors who own (directly, indirectly or through attribution) 10% or more of our company's outstanding voting stock, taxpayers whose functional currency is not the U.S. dollar, persons who are not citizens or residents of the United States, or persons which are foreign corporations, foreign partnerships or foreign estates or trusts as to the United States) or any aspect of state, local or non-United States tax laws. Additionally, the discussion does not consider the tax treatment of persons who hold common shares through a partnership or other pass-through entity or the possible application of United States federal gift or estate tax. This summary is addressed only to a holder of common shares who is (i) a citizen or resident of the United States who owns less than 10% of the Company's outstanding voting stock, (ii) a corporation organized in the United States or under the laws of the United States or any state thereof, (iii) an estate, the income of which is includable in gross income for United States federal income tax purposes regardless of source, or (iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust (any of which, a "U.S. Holder"). This summary is for general information purposes only and does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase common shares. This summary generally considers only U.S. Holders that will own their common shares as capital assets.

Each shareholder should consult with such shareholder's own tax advisor as to the particular tax consequences to such shareholder of the purchase, ownership and sale of their common shares including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

TREATMENT OF DIVIDEND DISTRIBUTIONS

Subject to the discussion below under "Tax Status of the Company - Passive Foreign Investment Companies", a distribution by the Company to a U.S. Holder in respect of the common shares (including the amount of any Canadian taxes withheld thereon) will generally be treated for United States federal income tax purposes as a dividend to the extent of the Company's current and accumulated earnings and profits, as determined under United States federal income tax principles. To the extent, if any, that the amount of any such distribution exceeds the Company's current and accumulated earnings and profits, as so computed, it will first reduce the U.S. Holder's tax basis in the common shares owned by it, and to the extent it exceeds such tax basis, it will be treated as capital gain from the sale of common shares.

While it is not anticipated that the Company will pay dividends in the foreseeable future, the gross amount of any distribution from the Company received by a U.S. Holder which is treated as a dividend for United States federal income tax purposes (before reduction for any Canadian tax withheld at source) will be included in such U.S. Holder's gross income, will be subject to tax at the rates applicable to ordinary income and generally will not qualify for the dividends received deduction applicable in certain cases to United States corporations. For United States federal income tax purposes, the amount of any dividend paid in Canadian dollars by the Company to a U.S. Holder will equal the U.S. dollar value of the amount of the dividend paid in Canadian dollars, at the exchange rate in effect on the date of the distribution, regardless of whether the Canadian dollars are actually converted into United States dollars at that time. Canadian dollars received by a U.S. Holder will have a tax basis equal to the U.S. dollar value thereof determined at the exchange rate on the date of the distribution. Currency exchange gain or loss, if any, recognized by a U.S. Holder on the conversion of Canadian dollars into U.S. dollars will generally be treated as U.S. source ordinary income or loss to such holder. U.S. Holders should consult their own tax advisors concerning the treatment of foreign currency gain or loss, if any, on any Canadian dollars received which are converted into dollars subsequent to distribution.

A U.S. Holder generally will be entitled to deduct any Canadian taxes withheld from dividends in computing United States taxable income, or to credit such withheld taxes against the United States federal income tax imposed on such U.S. Holder's dividend income. No deduction for Canadian taxes may be claimed, however, by a noncorporate U.S. Holder that does not itemize deductions. The amount of foreign taxes for which a U.S. Holder may claim a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. Distributions with respect to common shares that are taxable as dividends will generally constitute foreign source income for purposes of the foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by the Company with respect to the common shares will generally constitute "passive income." Foreign income taxes exceeding a shareholder's credit limitation for the year of payment or accrual of such tax can be carried back for two taxable years and forward for five taxable years, subject to the credit limitation applicable in each of such years. Additionally, the foreign tax credit in any taxable year may not offset more than 90% of a shareholder's liability for United States individual or corporate alternative minimum tax. The total amount of allowable foreign tax credits in any year generally cannot exceed regular U.S. tax liability for the year attributable to foreign source taxable income. A U.S. Holder will be denied a foreign tax credit with respect to Canadian income tax withheld from dividends received on the common shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make certain related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the common shares are not counted toward meeting the 16 day holding period required by the statute.

SALE OR EXCHANGE OF A COMMON SHARE

Subject to the discussion below under "Tax Status of the Company - Passive Foreign Investment Companies," the sale or exchange by a U.S. Holder of a common share generally will result in the recognition of gain or loss by the U.S. Holder in an amount equal to the difference between the amount realized and the U.S. Holder's basis in the common share sold. Such gain or loss will be capital gain or loss provided that the common share is a capital asset in the hands of the holder. The gain or loss realized by a noncorporate U.S. Holder on the sale or exchange of a common share will be long-term capital gain or loss subject to tax at a maximum tax rate of 20% if the common share had been held for more than one year. If the common share had been held by such noncorporate U.S. Holder for not more than one year, such gain will be short-term capital gain subject to tax at a maximum rate of 39.6%. Finally, gain realized by a noncorporate U.S. Holder with respect to common shares acquired after December 31, 2000 and held for more than five years, will be taxed at a maximum rate of 18%. Gain realized by a corporate U.S. Holder will be subject to tax at a maximum rate of 35%. Gains recognized by a U.S. Holder on a sale, exchange or other disposition of common shares generally will be treated as United States source income for United States foreign tax credit purposes. A loss recognized by a U.S. Holder on the sale, exchange or other disposition of common shares generally is allocated to U.S. source income under recently finalized regulations. However, those regulations require such loss to be allocated to foreign source income to the extent certain dividends were received by the taxpayer within the 24-month period preceding the date on which the taxpayer recognized the loss. The deductibility of a capital loss recognized on the sale, exchange or other disposition of common shares is subject to limitations. A U.S. Holder that receives foreign currency upon disposition of common shares and subsequently converts the foreign currency into U.S. dollars generally will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar. U.S. Holders should consult their own tax advisors regarding treatment of any foreign currency gain or loss on any Canadian dollars received in respect of the sale, exchange or other disposition of common shares.

TAX STATUS OF THE COMPANY

PERSONAL HOLDING COMPANIES. A non-U.S. corporation may be classified as a personal holding company for United States federal income tax purposes if both of the following two tests are satisfied: (i) if at any time during the last half of the company's taxable year, five or fewer individuals (without regard to their citizenship or residency) own or are deemed to own (under certain attribution rules) more than 50% of the stock of the corporation by value and
(ii) 60% or more of such non-U.S. corporation's gross income derived from U.S. sources or effectively connected with a U.S. trade or business, as specifically adjusted, is from certain passive sources such as dividends and royalty payments. Such a corporation generally is taxed (currently at a rate of 39.6% of "undistributed personal holding company income") on the amounts of such passive source income, after making adjustments such as deducting dividends paid and income taxes, that are not distributed to shareholders. The Company believes that it was not a personal holding company in the fiscal year ended May 31, 2000 and is not currently a personal holding company. However, no assurance can be given that such tests will not be satisfied in the future.

FOREIGN PERSONAL HOLDING COMPANIES. A non-U.S. corporation will be classified as a foreign personal holding company for United States federal income tax purposes if both of the two following tests are satisfied: (i) five or fewer individuals who are United States citizens or residents own or are deemed to own (under certain attribution rules) more than 50% of all classes of the corporation's stock measured by voting power or value and (ii) the corporation receives at least 60% (50% if previously a foreign personal holding company) of its gross income (regardless of source), as specifically adjusted, from certain passive sources. If such a corporation is classified as a foreign personal holding company, a portion of its "undistributed foreign personal holding company income" (as defined for United States federal income tax purposes) would be imputed to all of its shareholders who are U.S. Holders on the last taxable day of the corporation's taxable year, or, if earlier, the last day on which it is classifiable as a foreign personal holding company. Such income would be taxable as a dividend, even if no cash dividend is actually paid. U.S. Holders who dispose of their shares prior to such date would not be subject to tax under these rules. The Company believes that it was not a personal holding company in the fiscal year ended May 31, 2000, and is not currently a personal holding company. However, no assurance can be given that the Company will not qualify as a foreign personal holding company in the future.

PASSIVE FOREIGN INVESTMENT COMPANIES. A company will be a passive foreign investment company if 75% or more of its gross income (including the pro rata share of the gross income of any company (United States or foreign) in which the company is considered to own 25% or more of the shares (determined by market value)) in a taxable year is passive income. Alternatively, the company will be considered to be a passive foreign investment company if at least 50% of the value of the company's assets (averaged over the year) (including the pro rata share of the value of the assets of any company in which the company is considered to own 25% or more of the shares (determined by market value)) in a taxable year are held for the production of, or produce, passive income. For these purposes, the value of assets is calculated based on the company's market capitalization. Passive income generally includes, among others, interest, dividends, royalties, rents and annuities.

If the Company is a passive foreign investment company for any taxable year, a U.S. Holder, in the absence of an election by such U.S. Holder to treat the Company as a "qualified electing fund" (a "QEF election"), as discussed below, would, upon certain distributions by the Company and upon disposition of the common shares at a gain, be liable to pay tax at the highest tax rate on ordinary income in effect for each period to which the income is allocated, plus interest on the tax, as if the distribution or gain had been recognized ratably over the days in the U.S. Holder's holding period for the common shares during which the Company was a passive foreign investment company. Additionally, if the Company is a passive foreign investment company, U.S. Holders who acquire ordinary shares from decedents would be denied the normally available step-up of the income tax basis for such common shares to fair market value at the date of death and instead would have a tax basis equal to the decedent's basis, if lower.

If the Company is treated as a passive foreign investment company for any taxable year, U.S. Holders should consider whether to make a QEF election for United States federal income tax purposes. If a U.S. Holder has a QEF election in effect for all taxable years that such U.S. Holder has held the common shares and the Company was a passive foreign investment company, distributions and gain will not be recognized ratably over the U.S. Holder's holding period or subject to an interest charge, gain on the sale of common shares will be characterized as capital gain and the denial of basis step-up at death described above would not apply. Instead, each such U.S. Holder is required for each taxable year that the Company is a qualified electing fund to include in income a pro rata share of the ordinary earnings of the Company as ordinary income and a pro rata share of the net capital gain of the Company as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. Consequently, in order to comply with the requirements of a QEF election, a U.S. Holder must receive from the Company certain information. The Company intends to supply U.S. Holders with the information needed to report income and gain pursuant to a QEF election in the event the Company is classified as a passive foreign investment company. The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the Internal Revenue Service. A shareholder makes a QEF election by attaching a completed IRS Form 8621 (including the passive foreign investment company annual information statement) to a timely filed United States federal income tax return and by filing such form with the IRS Service Center in Philadelphia, Pennsylvania. Even if a QEF election is not made, a shareholder in a passive foreign investment company who is a U.S. Holder must file a completed IRS Form 8621 every year.

As an alternative to making a QEF election, a U.S. Holder may elect to make a market-to-market election with respect to the common shares owned by it. If the market-to-market election were made, then the rules set forth above would not apply for periods covered by the election. Under such election, a U.S. Holder includes in income each year an amount equal to fair market value of the common shares owned by such U.S. Holder as of the close of the taxable year over the U.S. Holder's adjusted basis in such shares. The U.S. Holder would be entitled to a deduction for the excess, if any, of such U.S. Holder's adjusted basis in his common shares over the fair market value of such shares as of the close of the taxable year; provided however, that such deduction would be limited to the extent of any net market-to-market gains with respect to the common shares included by the U.S. Holder under the election for prior taxable years. The U.S. Holder's basis in his common shares is adjusted to reflect the amounts included or deducted pursuant to this election. Amounts included in income pursuant to the market-to-market election, as well as gain on the sale or exchange of the common shares, will be treated as ordinary income. Ordinary loss treatment applies to the deductible portion of any mark-to-market loss, as well as to any loss realized on the actual sale or exchange of the common shares to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included with respect to such common shares.

The market-to-market election applies to the tax year for which the election is made and all later tax years, unless the common shares cease to be marketable or the IRS consents to the revocation of the election.

The Company does not believe it was a passive foreign investment company during the fiscal year ended May 31, 2000. The Company does believe it was a foreign passive investment company during the fiscal year ended April 30, 1997 and 1998. While the Company does not believe it will be a passive foreign investment company in fiscal 2000 or thereafter, there can be no assurance of this because the tests for determining passive foreign investment company status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. U.S. Holders who hold common shares during a period when the Company is a passive foreign investment company will be subject to the foregoing rules, even if the Company ceases to be a passive foreign investment company, subject to certain exceptions for U.S. Holders who made a QEF election. U.S. Holders are urged to consult with their own tax advisors about making a QEF election or market-to-market election and other aspects of the passive foreign investment company rules.

BACK-UP WITHHOLDING AND INFORMATION REPORTING

U.S. Holders generally are subject to information reporting requirements with respect to dividends paid in the United States on common shares. Under existing regulations, such dividends are not subject to back-up withholding. U.S. Holders generally are subject to information reporting and back-up withholding at a rate of 31% on proceeds paid from the disposition of common shares unless the U.S. Holder provides IRS Form W-9 or otherwise establishes an exemption.

Treasury regulations generally effective January 1, 2001 may alter the rules regarding information reporting and back-up withholding. In particular, those regulations generally would impose back-up withholding on dividends paid in the United States on common shares unless the U.S. Holder provides IRS Form W-9 or otherwise establishes an exemption. Prospective investors should consult their tax advisors concerning the effect, if any, of these Treasury regulations on an investment in common shares. The amount of any back-up withholding will be allowed as a credit against a U.S. or Non-U.S. Holder's United States federal income tax liability and may entitle such Holder to a refund, provided that certain required information is furnished to the IRS.

ITEM 8. SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with the Company's consolidated financial statements and related notes and with Item 9 -- "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The Company's acquisition of SoftCare was completed at the close of business on June 18, 1999 and was accounted for as a reverse takeover. SoftCare was considered the accounting acquiror for financial statement purposes. Accordingly, the net assets of SoftCare have been included in the selected financial data at book values, and the net assets of the Company (pre-reverse takeover) have been recorded at fair market value at the date of acquisition. The historical shareholders' equity gives effect to the shares issuable to the shareholders of SoftCare upon exercise of the 11,000,000 Special Warrants. The consolidated operations of the Company for the five months ended May 31, 1999, the years ended December 31, 1998 and 1997 are those of SoftCare and its subsidiaries and exclude the accounts of the Company (pre-reverse takeover). The results of the Company (pre-reverse takeover) are included in the consolidated statements of operations from the date of acquisition.

The selected financial data set forth for the year ended May 31, 2000, the five months ended May 31, 1999, and the years ended December 31, 1998 and 1997 are derived from the Company's audited consolidated financial statements included in this Report.

Reference is made to Note 23 of the audited financial statements of the Company included herein for a discussion of the differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's consolidated financial statements.

                                 Year Ended  5 Months Ended    Year Ended    Year Ended  7 Months ended   Year Ended    Year ended
                                  May 31/00     May 31/99      Dec. 31/98   Dec. 31/97(1)  Dec. 31/96      May 31/96     May 31/95
                               -------------  -------------  -------------  ------------- -------------  ------------- -------------
Revenue                        $        547   $        351   $        849   $      1,998           268            604           616
Net Earning (loss)             $      (3867)  $      (1387)  $      (1131)  $        423          (288)          (159)            5
Pro Forma Basic Earnings
  (Loss) Per Share(2)          $      (0.28)  $      (0.13)  $      (0.13)  $       0.05         (0.00)         (0.00)        (0.00)
Dividends per Share            $          -   $          -   $          -   $          -
Weighted Average Number of
  Shares, CDN GAAP(2)            13,838,197     11,000,000     11,000,000     11,000,000    11,000,000     11,000,000    11,000,000
Working Capital                $      7,301   $       (430)  $        519   $      1,753          (600)          (236)         (199)
Long Term Debt(4)              $        105   $        164   $        204   $        281           348            151             -
Shareholders' Equity CDN GAAP  $     (7,468)  $       (465)  $        475   $      1,606          (829)          (316)         (157)
Total Assets CDN GAAP          $      8,179   $        584   $      1,035   $      2,217           417            249           217
Net Earnings (Loss) U.S. GAAP  $     (3,959)  $      (1387)  $     (1,131)  $        423          (288)          (159)            5
Pro Forma Basic Earnings (Loss)
  Per Share, U.S. GAAP(2,3)    $      (0.31)  $      (0.14)  $      (0.13)  $       0.05         (0.00)         (0.00)        (0.00)
Weighted Average Number of
  Shares U.S. GAAP(2,3)          12,838,197     10.000,000     10,000,000     10,000,000    10,000,000     10,000,000    10,000,000
Shareholders' Equity U.S. GAAP $      7,468   $        465   $        475   $      1,606          (829)          (316)         (157)
Total Assets U.S. GAAP         $      8,179   $        584   $      1,035   $      2,217           417            249           217

----------
(1) By Articles of Amalgamation dated February 1, 1997, Norgate Holdings Inc. and SoftCare Consulting Inc. amalgamated and continued under the name SoftCare Electronic Commerce Inc. from that date.

(2) Pro forma earnings (loss) per share calculations for the periods presented give retroactive effect to the exercise of the 11,000,000 Special Warrants and the issuance of common shares on the June 18, 1999 acquisition date. Stock options and warrants in addition to those issued as a result of the Acquisition are anti-dilutive for the period ended September 30, 1999 and the year ended December 31, 1998, accordingly, pro forma fully diluted earnings (loss) per share does not differ from pro forma basic earnings (loss) per share for the periods presented. There were no options or warrants outstanding for the year ended December 31, 1997, and prior.

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

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion relates to the financial condition, changes in financial condition and results of operations of the Company and its subsidiaries SoftCare, SCEC Holdings, SCC Holdings, SoftCare U.S.A. and Financial Management Group LLC for the year ended May 31, 2000 and the five months ended May 31, 1999, and the years ended December 31, 1998 and 1997. The results of Financial Management Group LLC were included from April 10, 2000 to May 31, 2000 as a result of the Company exercising control over FMG during that period, but were not material to our financial condition or results of operations. The discussion should be read in conjunction with the consolidated financial statements included in this Report and related notes included therein.

                                    OVERVIEW

The Company's goal is to become a leading business to business electronic commerce platform and portal provider. The Company has a strong history in the provision of software, which enables business to business electronic commerce. The operating company, SoftCare, was founded in 1990 and developed software to facilitate business to business electronic exchange of documents. The Company's first product, Tradelink, has been recognized as a significant participant in the EDI market. The Company embarked on the development of an Internet based business to business electronic commerce platform in 1997. In June of 1999, the first version of OpenEC was installed and the Company began selling the OpenEC platform and related services. The Company currently markets both OpenEC and Tradelink primarily in the United States and Canada through its direct sales force and to a lesser extent through indirect sales channels. The Company believes its OpenEC platform has been well received by small to medium sized businesses. The Company is proceeding with development and market efforts focused on establishing vertical EC portals for specific market segments such as private label manufacturing, forestry, finance and others.

The OpenEC product is currently the Company's primary product focus. The Company has developed and continues to develop certain applications to support its OpenEC platform. While the Company may develop these applications, there can be no assurance that such products, once completed, will meet customer requirements, overall market requirements, or that the products will perform in a satisfactory manner.

The Company generated revenue through software sales, consulting services, training services and maintenance fees. The total fee for a multiple element arrangement is allocated to each element based upon objective evidence of the fair value of each element. Fair value is established through the Company's policy to charge to customers the same price as when the element is sold separately. Revenue from sales made to re-sellers is recognized after the third party sale occurs and the revenue is determinable. Consulting services offered by the Company are not considered essential to the functionality of the software arrangement. As a result, consulting and training service revenues are recognized as the work is performed. Maintenance contract revenue is deferred and recognized over the respective contract periods. Revenue from direct software sales is recognized when the product has been delivered, as no significant obligations remain, fees are fixed and determinable, collectibility is probable, and persuasive evidence of an arrangement exists. If software sales are contingent upon successful installation and subsequent customer acceptance, the revenue and work in progress costs are deferred until customer acceptance is achieved.

Software sales revenues are generated through licensing fees, software royalties and fee-for-use.

1. LICENSING FEES. Licensing fees provide initial sale and ongoing revenue from software maintenance, servicing, and upgrades. As a part of the license, the Company offers a fixed price contract for the license fee that spreads the fee over twelve months. The software is sold by user blocks allowing for low cost pilot systems to be implemented for proof of concept and providing an ongoing upgrade business.

2. SOFTWARE ROYALTY. A royalty is a fee paid each time the software is sold by an OEM that packages the Company's software into another software product. The OEM private labels the software and sells, ships and supports the product to its customers. OEM relationships have generally had a life cycle of approximately three years and have tended to be slow to generate revenue in the first year, with most revenue earned in the second and third year.

3. FEE-FOR-USE. A fee-for-use is a fee based on product usage and is generally more profitable for the Company than the licensing fees described above. An example of this fee model would be a transaction with an EDI/EC outsourcing partner where the Company would provide the technology and implementation and the partner would provide the service operations and marketing. The resulting revenue stream would be split based on the business case. Fee-for-use projects result in low short-term revenue in the first year, with continued growth the following years.

The Company's business is not seasonal.

                                RECENT FINANCING

During the year ended May 31, 2000, the Company issued 11,000,000 Special Warrants in exchange for all of the issued and outstanding common shares of SoftCare pursuant to the reverse takeover agreement effective June 18, 1999, for net assets with an estimated fair market value of $1,159,916. Concurrent with the reverse takeover, the Company issued 2,000,000 Special Warrants for net proceeds after commissions and issuance costs of $2,720,000. Of the 2,000,000 Share Purchase Warrants that comprised part of the units issued on the conversion of the Special Warrants, 797,000 were exercised during the year for net proceeds of $1,992,500.

The Company completed a second financing in March 2000, issuing 1,495,000 Financing Special Warrants for net proceeds after commissions and issuance costs of $5,087,468.

Both of these financings were conducted as broker-assisted private placements. The exercise of Agents Warrants and Stock Options during the year resulted in additional net cash proceeds of $178,497. These activities resulted in total net proceeds to the Company of $9,978,465 for the year ended May 31, 2000.

The proceeds from the Special Warrant financing and the Financing Special Warrant financing will be used for working capital as the Company develops its business plans.

                            OTHER RECENT DEVELOPMENTS

GLOBAL NETWORK PRIVACY AGREEMENT

In May 2000, the Company and Global Network Privacy Inc. ("GNP") entered into a business arrangement to develop industry portal solutions for GNP's and the Company's customers. The Company's OpenEC platform combined with GNP's hardware and operating systems will provide a technologically advanced, highly secure business to business electronic commerce platform to the EDI marketplace.

The business arrangement consists of two agreements. The first agreement specifies that GNP will pay the Company license, maintenance and consulting fees aggregating to a minimum of $1,600,000 over three years. The second agreement specifies the terms for hosting of the Company's customers on GNP's Application Service Providers ("ASP") portal. Additionally, the Company is entitled to transaction fees generated by users of the GNP ASP portal. Each of the agreements has an initial term of three years with provisions for renewals thereafter. Both the initial term and renewals are subject to contingencies for minimum levels of commercial activity on the GNP site.

In September 2000, the Company signed a non-binding letter of intent with SRI Strategic Resources ("SRI") of Burnaby, British Columbia, Canada, a division of TELUS Services Inc. TELUS is Canada's second largest telecommunications company and provides a full range of advanced communication services and products across Canada. SRI specializes in custom electronic commerce solutions for municipal governments, parks and recreation, education, finance, wholesale distribution, and retail industries. Under the initiative outlined by the letter of intent, the Company's OpenEC platform would be combined with SRI's technology integration expertise to develop a business to business electronic commerce portal for forest industry procurements. Under terms contemplated by the letter of intent, SRI will provide expertise in the integration of databases, electronic commerce, Internet and multimedia tools for the portal. SRI will also provide customer assistance, consulting and systems integration services to forestry portal customers. TELUS Advanced Communications, a division of Telus, will contribute sales, marketing and Application Service Provider design and outsourcing services for the forestry portal and future portals SRI and the Company may pursue. The Company will provide electronic commerce software, portal design, custom software development and technical and sales support. The Company's business development resources will also be utilized in the development of the forestry and other industry portals.

The letter of intent schedule provides for the finalization of a definitive agreement, subject to contingencies, in December 2000. Until execution of a definitive agreement, either party may determine not to proceed with the project.

FINANCIAL MANAGEMENT GROUP LLC

In October 2000, the Company announced that it was terminating the acquisition of FMG due to material misrepresentations and omissions by the vendor and the principals of such company, and the resulting inability to obtain regulatory approval for the transaction. The Company terminated the employment of the two principals of FMG in July 2000.

Since the acquisition of FMG, the Company developed a Java based software product to service the credit counseling industry. The costs of developing this product were expensed when incurred. Most of these expenses were incurred during the fourth quarter of fiscal 2000. The Company is currently reevaluating the business opportunity for its Java credit counseling software.

                              RESULTS OF OPERATIONS

Revenue for the year ended May 31, 2000 was $547,317, compared with $350,774 for the five months ended May 31, 1999 and $849,433 and $1,997,565 for the years ended December 31, 1998 and 1997, respectively. The decrease in revenue in the 2000 period is primarily due to a change in sales efforts from the Company's Tradelink product towards its Open EC product that commenced in June 1999. The decrease in revenue from the 1997 period to the 1998 period was primarily due to contract revenue of approximately $1,300,000 earned in 1997 under the Cooperation Agreement with TRW, which was not repeated in 1998 due to the cancellation of the Cooperation Agreement. The TRW contract revenue was approximately $100,000 during the year ended December 31, 1998.

Salaries and wages for the year ended May 31, 2000 were $1,821,014 compared with $816,204 for the five months ended May 31, 1999 and $1,209,298 and $756,585 for the years ended December 31, 1998 and 1997, respectively. The increases have been due to the Company's increased research and development efforts to complete the initial OpenEC platform and to expand its marketing and sales efforts.

Other compensation relates to the estimated fair value of options granted to employees of the Company in April 1999. Prior to and in anticipation of the reverse takeover transaction, options to acquire 1,006,006 common shares of SoftCare, valued at $1,280,000, were granted to employees. These options were exercised on the reverse takeover date for cash proceeds of $247 resulting in a charge to income equal to the excess value of common shares over cash received of $1,279,753. The Company recorded $418,220 of this charge during the period five month ended May 31, 1999, and the remainder totaling $861,533 during the year ended May 31, 2000.

Selling expenses for the year ended May 31, 2000 were $112,396 compared with $56,219 for the five months ended May 31, 1999 and $160,476 and $127,472 for the years ended December 31, 1998 and 1997, respectively. Selling expenses decreased in the 2000 period reflecting the Company's reduced sales efforts for its older TradeLink EDI product set. The increase in selling expenses from the 1997 period to the 1998 period was primarily as a result of SoftCare's increased trade show participation and advertising.

General and administrative expenses for the year ended May 31, 2000 were $1,659,791 compared with $408,323 for the five months ended May 31, 1999 and $537,211 and $627,100 for the years ended December 31, 1998 and 1997, respectively. The increases in the 1999 and 2000 periods were primarily due to increased administration and professional fees required to investigate possible financing arrangements.

Depreciation and amortization for the year ended May 31, 2000 were $113,089 compared with $31,716 for the five months ended May 31, 1999 and $76,887 and $52,603 for the years ended December 31, 1998 and 1997, respectively. The increase in the 2000 period reflects the Company's continuous upgrading of its computer hardware, software and related equipment.

                         LIQUIDITY AND CAPITAL RESOURCES

The Company had negative cash flow from operations of $2,982,023, $677,658, $294,191 and $630,846 for the year ended May 31, 2000, the five months ended May 31, 1999, and the years ended December 31, 1998 and 1997, respectively. Accordingly, the Company has had to rely on various debt and equity financings for cash required for operations.

As of May 31, 2000, the Company had $2,447,172 in cash and cash equivalents compared with $141,637 as of May 31, 1999. The Company's working capital at the end of the year was $7,300,667 compared with a working capital deficiency of $430,321 as at May 31, 1999. Capital assets, which represents net book value of computer and testing equipment, computer software and office equipment were $229,947 at May 31, 2000 compared with $129,492 as at May 31, 1999. The Company has a $150,000 revolving credit facility with Toronto Dominion Bank, of which NIL was advanced at May 31, 2000 compared with $155,000 as at May 31, 1999. The Company had a short-term loan of $13,241 as at May 31, 2000.

The Company has no commitments for capital expenditures other than capital leases and subsidiary redeemable Class A preference shares. The Company believes it will have sufficient working capital to meet these commitments and to fund its anticipated operations for at least the next twelve months.

ITEM 10. DIRECTORS AND OFFICERS OF THE REGISTRANT

The following table lists the names of the directors of the Company as at October 31, 2000. The directors serve until the next Annual General Meeting or until a successor is duly elected.

                                    DIRECTORS
                                                                    DATE FIRST
                                                                    ELECTED OR
DIRECTOR'S NAME                AGE                                  APPOINTED
--------------------------------------------------------------------------------
Martyn Armstrong               43                                   June 1999
Wayne Zielke (1)               46                                   June 1999
Randall M. Pierson (1)         54                               February 2000
Gregg Sedun (1)                42                               February 1997

(1) Also a member of the Audit Committee

The following table lists the names of the executive officers of the Company as at October 31, 2000. The executive officers serve at the pleasure of the Board of Directors and may be removed with or without cause, subject to any contractual rights they may have as employees.

                               EXECUTIVE OFFICERS

NAME                      AGE      TITLE                   DATE FIRST AFFILIATED
--------------------------------------------------------------------------------
Martyn Armstrong          43       President                           June 1999
Douglas Sarkissian        48       Secretary                           June 1999
Wayne Zielke              46       Chief Financial Officer             June 1999
Sted Chen                 34       VP Engineering                      June 1999
Herb Williamson           55       VP Marketing                        June 2000

No director or executive officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a director and/or executive officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business.

There are no family relationships between any two or more directors or executive officers. There are no material arrangements or understandings between any directors or executive officers pursuant to which any of them were selected as a director or executive officer.

ITEM 11. COMPENSATION OF OFFICERS AND DIRECTORS

During the fiscal year ended May 31, 2000, the Company paid a total of $463,692 to directors/officers of the Company for legal, accounting and advisory services and $220,000 in salary.

The Company employs Martyn Armstrong to act as President of the Company pursuant to an employment agreement dated April 15, 1999. Mr. Armstrong receives a gross annual salary of $220,000 per annum payable in equal monthly installments. The agreement has a three year term and is automatically renewed thereafter from year to year, subject to the ability of either the Company or Mr. Armstrong to decline to renew by giving written notice thirty days prior to the renewal date. The agreement includes confidentiality provisions and non-competition clauses. The Company may terminate the agreement upon 18 months written notice to Mr. Armstrong, or upon payment of salary in lieu of such notice.

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers"): (a) the Company's chief executive officer; (b) each of the Company's four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $100,000 per year; and (c) any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed fiscal year.

As at May 31, 2000, the end of the most recently completed fiscal year of the Company, the Company had three Named Executive Officers, whose names and positions held within the Company are set out in the summary of compensation table below. In addition, Robert Thast, a former President of the Company, also acted as a Named Executive Officer for a portion of the most recently completed fiscal year of the Company.

                             SUMMARY OF COMPENSATION

The following table is a summary of compensation paid to the Named Executive Officers for each of the Company's three most recently completed fiscal years.

                                                   Annual Compensation                        Long Term Compensation
                                        ------------------------------------------- ----------------------------------------
                                                                                              Awards              Payouts
                                                                                    ---------------------------- ----------
                                                                                    Securities    Restricted                All
                          Fiscal                                       Other        Under         Shares or                 Other
Name and                  Year                                         Annual       Options       Restricted     LTIP       Compen-
Position                  Ending        Salary             Bonus       Compensation Granted       Share Units    Pay-Outs   sation
------------------------- ------------- ------------------ ----------- ------------ ------------- -------------- ---------- --------
Martyn Armstrong          5/31/00       $220,000           Nil         Nil          200,000       Nil            Nil        Nil
President                 5/31/99       Nil                Nil         Nil          Nil           Nil            Nil        Nil
                          12/31/98      Nil                Nil         Nil          Nil           Nil            Nil        Nil
------------------------- ------------- ------------------ ----------- ------------ ------------- -------------- ---------- --------
Sted Chen,                5/31/00       $120,000 (1)       Nil         Nil          Nil           Nil            Nil        Nil
Vice-President            5/31/99       Nil                Nil         Nil          Nil           Nil            Nil        Nil
Engineering               12/31/98      Nil                Nil         Nil          Nil           Nil            Nil        Nil
------------------------- ------------- ------------------ ----------- ------------ ------------- -------------- ---------- --------

Herb Williamson           5/31/00       $150,000 (US)(1)   Nil         Nil          Nil           Nil            Nil        Nil
Vice-President Marketing  5/31/99       Nil                Nil         Nil          Nil           Nil            Nil        Nil
                          12/31/98      Nil                Nil         Nil          Nil           Nil            Nil        Nil
------------------------- ------------- ------------------ ----------- ------------ ------------- -------------- ---------- --------
Robert L. Thast (2)       5/31/00       Nil                Nil         Nil          Nil           Nil            Nil        Nil
Former President          5/31/99       Nil                Nil         Nil          Nil           Nil            Nil        Nil
                          12/31/98      Nil                Nil         Nil          20,834 (3)    Nil            Nil        Nil
------------------------- ------------- ------------------ ----------- ------------ ------------- -------------- ---------- --------

(1) These monies were paid to Messrs. Chen and Williamson pursuant to employment contracts entered into by them with the Company. Refer to "Termination of Employment, Change in Responsibilities and Employment Contracts" for further details.

(2) Mr. Thast acted as President of the Company from January 20, 1997 until his resignation on June 18, 1999.

(3) Upon his resignation, all of these incentive stock options were exercised by Mr. Thast.

    LONG-TERM INCENTIVE PLANS - AWARDS IN MOST RECENTLY COMPLETED FISCAL YEAR

The Company has an employee trust managed by two trustees under the direction of the Board of Directors. It is intended to provide stock based incentives to employees. During the fiscal year ended May 31, 2000, no distributions were made from the trust. The Company has no other long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers or to any other executive officers or directors during the Company's most recently completed fiscal year. A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, stock appreciation rights ("SAR's") or restricted share compensation.

       OPTIONS/SARS GRANTED DURING THE MOST RECENTLY COMPLETED FISCAL YEAR

During the most recently completed fiscal year, the following incentive stock options were granted to one of the Named Executive Officers. No SARs were granted during this period.

                                                                                           Market Value of
                                           Securities                      % of Total        Securities
                                             Under                           Options         Underlying
                                            Options       Exercise or      Granted to      Options on the
                                            Granted       Base Price      Employees in      Date of Grant
Name                    Date of Grant         (#)        ($/ Security)     Fiscal year    ($/Security) (1)        Expiration Date
-------------------- -------------------- ------------- ---------------- ---------------- ------------------ -----------------------
Martyn Armstrong     June 18, 1999          200,000          1.50              25                (1)         June 18, 2004
==================== ==================== ============= ================ ================ ================== =======================

(1) The Company's shares did not trade on the date of grant. The exercise price was based upon the price of a new issue of securities offered by the Company to the public.

 AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FISCAL YEAR
                     AND FISCAL YEAR END OPTION/SAR VALUES

The following table sets out incentive stock options exercised by the Named Executive Officers, during the most recently completed fiscal year as well as the fiscal year end value of stock options held by the Named Executive Officers. During this period, no outstanding SARs were held by the Named Executive Officers.

                                                                                                       Value of Unexercised
                             Securities                               Unexercised Options at          In-the-Money Options at
                             Acquired on                                  Fiscal Year-End               Fiscal Year-End ($)
                              Exercise        Aggregate Value        Exercisable/Unexercisable             Exercisable/
Name                             (#)          Realized ($) (1)                  (#)                      Unexercisable (2)
------------------------- ------------------ ------------------- ---------------------------------- ----------------------------
Martyn Armstrong                 Nil                N/A                    200,000 / Nil                  $200,000 / Nil
------------------------- ------------------ ------------------- ---------------------------------- ----------------------------
Robert L. Thast                20,834              11,875                    Nil / Nil                       Nil / Nil
========================= ================== =================== ================================== ============================

(1) Based on the difference between the option exercise price and the closing market price of the Company's shares, on the date of exercise.

(2) In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price. The closing market price of the Company's shares as at May 31, 2000, was $2.50.

 TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

The Company entered into employment contracts (the "Contracts") with Sted Chen and Herb Williamson, pursuant to which the Company agreed to pay monthly sums of CDN$10,000 and U.S.$12,500, respectively. The Contracts may be terminated by the employees upon one month's written notice and by the Company pursuant to terms provided for in the Employment Standards Act British Columbia.

The Company entered into an employment agreement dated April 15, 1999 with Martyn Armstrong pursuant to which the Company employs Mr. Armstrong to act as President of the Company. Under the agreement, Mr. Armstrong is entitled to a gross salary of $220,000 per annum payable in equal monthly installments. The agreement has a three year term and is automatically renewed thereafter from year to year, subject to the right of either the Company or Mr. Armstrong to decline to renew by giving written notice thirty days prior to the renewal date.

The agreement also includes confidentiality and non-competition provisions limiting Mr. Armstrong from involvement in a business competitive to that of SoftCare for 24 months from the date of termination of his employment. The Company may also terminate the agreement upon 18 months prior written notice, or upon payment of salary in lieu of such notice.

Except as set forth above, the Company has no plans or arrangements in respect of remuneration received or that may be received by executive officers of the Company to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds U.S.$60,000 per executive officer.

                            COMPENSATION OF DIRECTORS

No cash compensation was paid to any director of the Company for the director's services as a director during the fiscal year ended May 31, 2000. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any director undertaking any special services on behalf of the Company other than services ordinarily required of a director.

The Company has no standard arrangement pursuant to which the Company compensates directors for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the Canadian Venture Exchange. During the most recently completed financial year, the Company granted incentive stock options to purchase an aggregate 900,000 common shares to directors. Of these options, 100,000 were granted to Randall Pierson February 1, 2000 and the balance arose from the conversion of options in SoftCare as a result of the completion of the reverse takeover.


ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

Stock options to purchase securities from the Company are granted to directors and employees of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the British Columbia Securities Commission and the Canadian Venture Exchange. Stock options must be approved by the Company's shareholders at an Annual General Meeting.

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

The exercise price of all stock options granted under the stock option program must be at least equal to the Discounted Market Price, as defined by the Canadian Venture Exchange, of the Company's common shares on the day immediately preceding the day on which the Board of Directors granted and publicly announced the stock options.

The names and titles of all persons to whom outstanding stock options have been granted and the number of common shares subject to such options as of October 31, 2000 as well as the number of options granted to directors and all employees as a group are set forth in the following table. The exercise price of the options is stated in Canadian Dollars.

                                     STOCK OPTIONS GRANTED TO OFFICERS AND DIRECTORS

                                                              No. Shares of
Name                                 Title                    Common Stock      Exercise Price      Expiry Date
----                                 -----                    ------------      --------------      -----------
Martyn Armstrong                     President, Director          200,000           $  1.50          04/15/2004
Wayne Zielke                         Director                     200,000           $  1.50          04/15/2004
Douglas Sarkissian                   Secretary                    200,000           $  1.50          04/15/2004
Gregg Sedun                          Director                     100,000           $  1.50          04/15/2004
David DeWitt                         Employee                     100,000           $  1.50          04/15/2004
Randall M. Pierson                   Director                     100,000           $  3.90          02/01/2005
Clive Massey                         Consultant                    90,000           $  1.50          11/15/2004
Michael Sherry(1)                    Consultant                   200,000           $  1.75          08/28/2005
John Frostad                         Consultant                    40,000           $  2.00          08/31/2005
                                                            -------------
Total Officers/Directors/Employees                              1,230,000
                                                            =============
Total Officers/Directors (5 persons)                              800,000
                                                            =============
Total Employees (4 persons)                                       430,000
                                                            =============

(1) 40,000 shares expire at the end of each 12 month period. The first 40,000 shares are exercisable until August 28, 2001 and the last 40,000 shares are exercisable until August 28, 2005.

                                STOCK OPTION PLAN

On October 19, 2000, the Board of Directors adopted a Stock Option Plan (the "Plan"). The Plan was approved of by the stockholders of the Company at the Annual General Meeting November 10, 2000. The Board of Directors has reserved a total of 3,953,646 common shares for issuance under the Plan, subject to standard anti-dilution adjustments. The Plan is administered by an officer of the Company, designated as the "Administrator," under the direction of the Board of Directors. Options under the Plan may be issued to directors, officers, employees, consultants and those who provide services to the Company, all in compliance with the regulatory requirements applicable to the Company from time to time. The Administrator, under the supervision of the Board of Directors, will determine which eligible persons will receive stock options. However, the following limitations apply to options and shares issued to senior officers, directors and stockholders who hold more than 10% of the common shares of the Company ("Insiders"):

o The number of shares reserved for issuance to Insiders upon the exercise of all stock options pursuant to stock options may not exceed 10% of the Company's issued and outstanding share capital;
o The number of shares issued to Insiders within a one year period may not exceed 10% of the Company's issued and outstanding share capital;
o No person may be granted options within a one year period for a number of shares in excess of 5% of the Company's issued and outstanding share capital at the time of granting; and
o No person engaged in investor relations activities may be issued options for more than 2% of the Company's issued and outstanding shares.

The Plan will terminate October 19, 2010, if not sooner terminated by the Board of Directors in its discretion. If an option expires or otherwise terminates without having been fully exercised, the unexercised shares will again be available for issuance under the Plan. Options outstanding when the Plan terminates will remain effective until they are exercised or expire in accordance with their terms.

Options issued pursuant to the Plan may have terms up to five years. Options will generally vest over a minimum period of 18 months and a maximum period of 60 months, unless otherwise approved by regulatory authorities. Options issued to employees who are not executive officers or directors of the Company must vest at the rate of at least 20% per year. Options issued to investor relations consultants will vest in stages over 12 months with no more than 25% of the options vesting any three month period. Employee or consultant options will terminate 30 days following the termination of an employee's service to the Company and director options will terminate 90 days following termination of service as a director, unless such termination is due to death or disability of the optionee, in which case the vested portion of an option may be exercised for one year following death or six months following disability. Options will terminate immediately upon termination of an optionee for cause. The exercise price of options will be at least the greater of the Discounted Market Price (as defined under the rules of the Canadian Venture Exchange) or 85% of the fair market value of the common shares on the date of grant. In the case of options issued to persons who hold 10% or more of the outstanding common shares, the exercise price must be at least 110% of the fair market value of the Company's shares on the date of grant. Options issued to U.S. employees intended to qualify as incentive stock options must have an exercise price no less than the fair market value on the date of grant. Options granted under the Plan are non-assignable except to the optionee's personal representative upon the optionee's death. Options must be exercised in cash, and the Company will not offer loans or other financial assistance to optionees for the exercise of options.


ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

Except as disclosed herein since the commencement of the last completed fiscal year, no director or officer of the Company, holder of ten percent or more of the common shares, or any relative or spouse of such person had any material interest, direct or indirect, in any transaction or any proposed transaction with the Company.

On March 3, 2000, the Company announced that it had entered into an engagement letter with certain agents (the "Agents") pursuant to which the Agents would offer and sell to investors up to 1,300,000 special warrants (the "Financing Special Warrants") at a price of $3.75 per Financing Special Warrant. Each Financing Special Warrant is exercisable, without further payment, into one common share of the Company and one half of a share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one additional common share of the Company at a price of $4.25 per share for one year. On March 20, 2000 the Company announced the closing of this brokered private placement. Insider participants in the offering were Sted Chen, Vice President, Engineering of the Company, and Douglas Sarkissian, the Secretary of the Company, each as to 4,000 Financing Special Warrants.

Effective July 14, 1999, the Company entered into a corporate advisory agreement with Sedun De Witt Capital Corp. ("SDW"). Mr. Gregg Sedun, a director of the Company, and Mr. David De Witt, a former officer of the Company, are affiliated with SDW. Pursuant to the agreement, SDW provided the Company with certain corporate and advisory services in consideration for $10,000 per month for a term of 12 months. The agreement terminated by its terms in July 2000.

PART II

ITEM 14. Description of Securities to be Registered

Not Applicable.

PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES

Not Applicable.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES

Not Applicable.

PART IV

ITEM 17. FINANCIAL STATEMENTS

The Company's consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) in Canada, the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as noted in the notes to the consolidated financial statements.

The consolidated financial statements as required under Item 17 are included immediately following the text of this Report. The Company's financial statements for the twelve months ended May 31, 2000 were audited by Ernst & Young LLP, independent chartered accountants. The statements for five months ended May 31, 1999 and years ended December 31, 1998 and 1997 were audited by KPMG LLP, independent chartered accountants.

ITEM 18. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 17.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

(A) The financial statements as required under Item 17 are included immediately following the text of this Report.

Auditor's Report of Ernst & Young LLP

Auditor's Report of KPMG

Consolidated Balance Sheets As At May 31, 2000 and 1999

Consolidated Statements of Operations for the Year Ended May 31, 2000, the Five Months Ended May 31, 1999, and the Years Ended December 31, 1998 and 1997

Consolidated Statements of Shareholders' Equity (Deficit) for the Year Ended May 31, 2000, the Five Months Ended May 31, 1999, and the Years Ended December 31, 1998 and 1997

Consolidated Statements of Cash Flows for the Year Ended May 31, 2000, the Five Months Ended May 31, 1999, and the Years Ended December 31, 1998 and 1997

Notes to Consolidated Financial Statements


(B) Exhibits

Number:              Description:
-------              ------------
10.1                 Softcare 2000 Stock Option Plan


                                 SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this amended Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                              SOFTCARE EC.COM INC.
                              --------------------
                                   REGISTRANT



Dated: December 8, 2000                    By: /s/ Martyn Armstrong
       ----------------                        --------------------
                                               Martyn Armstrong
                                               CEO/Director

Consolidated Financial Statements

SOFTCARE EC.COM INC.
(Expressed in Canadian dollars)
May 31, 2000

                                AUDITORS' REPORT



To the Shareholders of
SOFTCARE EC.COM INC.

We have audited the consolidated balance sheet of SOFTCARE EC.COM INC. as at May 31, 2000 and the consolidated statements of operations, shareholders' equity (deficit) and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2000 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in Canada. As required by the British Columbia Company Act we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding periods, except for the change in the method of accounting for income taxes, as explained in note 4 to the consolidated financial statements.

The consolidated financial statements as at May 31, 1999 and for the five months ended May 31, 1999 and for the years ended December 31, 1998 and 1997 were audited by other auditors who expressed an opinion without reservation on those consolidated statements in their respective reports dated December 2, 1999.

/s/ Ernst & Young LLP

Vancouver, Canada,
August 11, 2000.                                           Chartered Accountants

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



KPMG LLC

Chartered Accountants


Vancouver, Canada
December 2, 1999, except as to Note 22(b) which is as of February 24, 2000

                                AUDITORS' REPORT



To the Directors of Softcare Electronic Commerce Inc.

We have audited the consolidated balance sheet of Softcare Electronic Commerce Inc. as at May 31, 1999 and the consolidated statement of operations, shareholders' equity (deficit) and cash flows for the five months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 1999 and the results of its operations and its cash flows for the five months then ended in accordance with Canadian generally accepted accounting principles.



KPMG LLC

Chartered Accountants


Vancouver, Canada
December 2, 1999, except as to Note 18(e) which is as of February 24, 2000

SOFTCARE EC.COM INC.
Incorporated under the laws of British Columbia

                                CONSOLIDATED BALANCE SHEETS
                              (Expressed in Canadian dollars)

As at May 31

                                                                    2000            1999
                                                                     $               $
-------------------------------------------------------------------------------------------
ASSETS [NOTE 14]
CURRENT
Cash and cash equivalents                                         2,447,172        141,637
Cash held in escrow [NOTE 5]                                      2,049,779             --
Accounts receivable, less allowance for doubtful accounts of
   $41,687 and $23,917, respectively [NOTE 6]                       202,675        252,376
Short-term investments [NOTE 7]                                   2,996,509             --
Prepaid expenses and other                                          152,585         10,080
Investment tax credits receivable [NOTE 8]                               --         50,231
Work in progress [NOTE 9]                                            57,571             --
-------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                              7,906,291        454,324
-------------------------------------------------------------------------------------------
Capital assets [NOTE 10]                                            229,947        129,492
Goodwill, net of amortization of $769 [NOTE 3]                       42,301             --
-------------------------------------------------------------------------------------------
TOTAL ASSETS                                                      8,178,539        583,816
===========================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
CURRENT
Bank indebtedness [NOTE 11]                                          13,241        155,000
Accounts payable and accrued liabilities [NOTES 12 AND 21]          336,994        283,228
Advance from proposed acquiror [NOTE 13]                                 --        250,000
Current portion of long-term debt [NOTE 14]                          36,850         40,200
Current portion of obligations under capital leases [NOTE 15]        30,397         35,102
Current portion of subsidiary redeemable Class A preference
  shares [NOTE 16]                                                   30,000         30,000
Deferred revenue                                                    158,142         91,115
-------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                           605,624        884,645
-------------------------------------------------------------------------------------------
Long-term debt [NOTE 14]                                                 --         36,850
Obligations under capital leases [NOTE 15]                           32,073         24,332
Subsidiary redeemable Class A preference shares [NOTE 16]            72,500        102,500

Commitments and contingencies [NOTES 3 AND 19]

SHAREHOLDERS' EQUITY (DEFICIT)
Common stock [NOTE 18]                                           10,452,670             --
Special Warrants [NOTE 17]                                        5,087,468      3,321,604
Additional paid-in capital                                               --      1,279,753
Deferred stock compensation                                              --       (861,533)
Unearned Employee Stock Bonus Plan [NOTE 18]                     (1,279,975)    (1,279,975)
Deficit                                                          (6,791,821)    (2,924,360)
-------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY (DEFICIT)                              7,468,342       (464,511)
-------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)              8,178,539        583,816
===========================================================================================

SEE ACCOMPANYING NOTES

On behalf of the Board:

/S/ Martyn Armstrong                              /S/ Wayne Zielke
----------------------------------------          -----------------------------------------
Martyn Armstrong, Director                        Wayne Zielke, Director

SOFTCARE EC.COM INC.

                                CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Expressed in Canadian dollars)

                                                                                    YEAR ENDED
                                                YEAR ENDED     FIVE MONTHS          DECEMBER 31,
                                                  MAY 31,     ENDED MAY 31,   ----------------------
                                                   2000          1999           1998         1997
                                                    $             $              $            $
----------------------------------------------------------------------------------------------------
REVENUE
Software sales                                    348,537       210,852       584,154     1,777,791
Consulting services                                13,278        49,938       117,658       146,222
Training services                                  11,907        14,500         9,708         6,862
Maintenance fees                                  173,595        75,484       137,913        66,690
----------------------------------------------------------------------------------------------------
TOTAL REVENUES                                    547,317       350,774       849,433     1,997,565
----------------------------------------------------------------------------------------------------

EXPENSES
Salaries and wages                              1,821,014       816,204     1,209,298       756,585
Other compensation [NOTE 18]                      861,533       418,220            --            --
Selling expenses                                  112,396        56,219       160,476       127,472
General and administrative expenses
   [NOTES 19 AND 21]                            1,659,791       408,323       537,211       627,100
Depreciation and amortization                     113,089        31,716        76,887        52,603
----------------------------------------------------------------------------------------------------
                                                4,567,823     1,730,682     1,983,872     1,563,760
----------------------------------------------------------------------------------------------------
Operating income (loss) for the period         (4,020,506)   (1,379,908)   (1,134,439)      433,805
Other income (expense)
   Interest income                                179,533         4,998        42,246        26,912
   Interest expense - long-term                   (26,488)      (12,369)      (38,821)      (43,715)
----------------------------------------------------------------------------------------------------
Total other income (expense)                      153,045        (7,371)        3,425       (16,803)
----------------------------------------------------------------------------------------------------

Net income (loss) before income tax recovery   (3,867,461)   (1,387,279)   (1,131,014)      417,002
Income tax recovery                                    --            --            --         5,749
----------------------------------------------------------------------------------------------------
NET INCOME (LOSS) FOR THE PERIOD               (3,867,461)   (1,387,279)   (1,131,014)      422,751
====================================================================================================

Basic and diluted (loss) per share [NOTE 4]         (0.40)           --            --            --
====================================================================================================

SEE ACCOMPANYING NOTES

SOFTCARE EC.COM INC.

                                      CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
                                                   (Expressed in Canadian dollars)

                                                                    COMMON STOCK              SPECIAL WARRANTS        ADDITIONAL
                                                             -------------------------- --------------------------     PAID-IN
                                                                SHARES         AMOUNT       SHARES         AMOUNT      CAPITAL
                                                                  #              $            #              $            $
----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996                                         --            --           405            134             --
Deemed Special Warrants issued on amalgamation                     --            --     8,098,579             --             --
Deemed Special Warrants issued for cash on private
   placement, net of issue costs of $68,125                        --            --       842,294      2,011,875             --
Deemed Special Warrants issued pursuant to exercise
   of Share purchase options for cash                              --            --        20,248             50             --
Net income for the year                                            --            --            --             --             --
----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1997                                         --            --     8,961,526      2,012,059             --
Net loss for the year                                              --            --            --             --             --
----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998                                         --            --     8,961,526      2,012,059             --
Deemed Special Warrants issued to an employee for
   services rendered                                               --            --        38,470         29,545             --
Deemed Special Warrants issued to Employee Stock
   Bonus Plan [NOTE 18]                                            --            --       999,998      1,280,000             --
Deferred stock based compensation [NOTE 18]                        --            --            --             --      1,279,753
Net loss for the period                                            --            --            --             --             --
----------------------------------------------------------------------------------------------------------------------------------
BALANCE, MAY 31, 1999                                              --            --     9,999,994      3,321,604      1,279,753
Deemed Special Warrants issued for services pursuant
   to exercise of options [NOTE 18]                                --            --     1,000,006      1,280,000     (1,279,753)
Amortization of deferred stock compensation [NOTE 18]              --            --            --             --             --
Adjustments to effect June 18, 1999 reverse takeover
   accounting:
     Value attributed to the share capital of EC.com        1,391,428       960,316            --             --             --
Special Warrants issued for services rendered [NOTE 17]            --            --        51,666             --             --
Special Warrants issued in private placement, net of
   costs of $280,000 [NOTE 17]                                     --            --     2,000,000      2,720,000             --
Shares issued pursuant to exercise of stock options
   [NOTE 18]                                                   33,334        54,200            --             --             --
Shares issued on exercise of Special Warrants              13,051,666     7,321,604   (13,051,666)    (7,321,604)            --
Shares issued on exercise of Agents' Warrants                  82,700       124,050            --             --             --
Shares issued on exercise of Share Purchase Warrants          797,000     1,992,500            --             --             --
Special Warrants issued in private placement, net of
   costs of $518,782 [NOTE 17]                                     --            --     1,495,000      5,087,468             --
Net loss for the year                                              --            --            --             --             --
----------------------------------------------------------------------------------------------------------------------------------
BALANCE, MAY 31, 2000                                      15,356,128    10,452,670     1,495,000      5,087,468             --
==================================================================================================================================

(CONTINUED BELOW)

                                      CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
                                                   (Expressed in Canadian dollars)
                                                            (CONTINUED)

                                                             DEFERRED         UNEARNED                     TOTAL
                                                              STOCK       EMPLOYEE STOCK               SHAREHOLDERS'
                                                           COMPENSATION     BONUS PLAN     DEFICIT   EQUITY (DEFICIT)
                                                                 $               $            $             $
---------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996                                           --             --       (828,818)      (828,684)
Deemed Special Warrants issued on amalgamation                       --             --             --             --
Deemed Special Warrants issued for cash on private
   placement, net of issue costs of $68,125                          --             --             --      2,011,875
Deemed Special Warrants issued pursuant to exercise
   of Share purchase options for cash                                --             --             --             50
Net income for the year                                              --             --        422,751        422,751
---------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1997                                           --             --       (406,067)     1,605,992
Net loss for the year                                                --     (1,131,014)    (1,131,014)
---------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998                                           --             --     (1,537,081)       474,978
Deemed Special Warrants issued to an employee for
   services rendered                                                 --             --             --         29,545
Deemed Special Warrants issued to Employee Stock
   Bonus Plan [NOTE 18]                                              --     (1,279,975)            --             25
Deferred stock based compensation [NOTE 18]                    (861,533)            --             --        418,220
Net loss for the period                                              --             --     (1,387,279)    (1,387,279)
---------------------------------------------------------------------------------------------------------------------
BALANCE, MAY 31, 1999                                          (861,533)    (1,279,975)    (2,924,360)      (464,511)
Deemed Special Warrants issued for services pursuant
   to exercise of options [NOTE 18]                                  --             --             --            247
Amortization of deferred stock compensation [NOTE 18]           861,533             --             --        861,533
Adjustments to effect June 18, 1999 reverse takeover
   accounting:
     Value attributed to the share capital of EC.com                 --             --             --        960,316
Special Warrants issued for services rendered [NOTE 17]              --             --             --             --
Special Warrants issued in private placement, net of
   costs of $280,000 [NOTE 17]                                       --             --             --      2,720,000
Shares issued pursuant to exercise of stock options
   [NOTE 18]                                                         --             --             --         54,200
Shares issued on exercise of Special Warrants                        --             --             --             --
Shares issued on exercise of Agents' Warrants                        --             --             --        124,050
Shares issued on exercise of Share Purchase Warrants                 --             --             --      1,992,500
Special Warrants issued in private placement, net of
   costs of $518,782 [NOTE 17]                                       --             --             --      5,087,468
Net loss for the year                                                --             --     (3,867,461)    (3,867,461)
---------------------------------------------------------------------------------------------------------------------
BALANCE, MAY 31, 2000                                                --     (1,279,975)    (6,791,821)     7,468,342
=====================================================================================================================

SEE ACCOMPANYING NOTES

SOFTCARE EC.COM INC.

                                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                        (Expressed in Canadian dollars)

                                                                                              YEAR ENDED
                                                           YEAR ENDED   FIVE MONTHS          DECEMBER 31,
                                                             MAY 31,    ENDED MAY 31, -------------------------
                                                              2000          1999          1998         1997
                                                               $             $             $            $
---------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income (loss) for the period                          (3,867,461)   (1,387,279)   (1,131,014)      422,751
Items not affecting cash:
   Depreciation and amortization                             113,089        31,716        76,887        52,603
   Provision for doubtful accounts                            41,323        10,000        21,250        28,598
   Stock based compensation                                  861,533       447,765            --            --
   Special Warrants issued for services rendered              66,132            --            --            --
   Changes in non-cash working capital:
     Accounts receivable                                      31,869       (96,166)      781,248      (840,779)
     Prepaid expenses and other                             (139,213)       36,677         2,758        18,881
     Investment tax credits receivable                        50,231       124,376       (85,908)      (88,699)
     Work in progress                                        (57,571)           --            --            --
     Accounts payable and accrued liabilities (148,982)      164,443        39,809      (220,181)
     Deferred revenue                                         67,027        (9,190)          779        (4,020)
---------------------------------------------------------------------------------------------------------------
NET CASH (USED IN) OPERATING ACTIVITIES                   (2,982,023)     (677,658)     (294,191)     (630,846)
---------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Purchase of capital assets                                  (107,306)       (1,033)      (61,581)      (30,400)
Cash acquired in reverse takeover                             73,102            --            --            --
Issuance costs paid in reverse takeover                      (22,956)           --            --            --
Cash paid in FMG acquisition, net of cash received           (13,528)           --            --            --
Cash received from shareholder                               448,517            --            --            --
Advances from proposed acquiror                              250,000       250,000            --            --
Purchase of short-term investments                        (2,996,509)           --            --            --
---------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES       (2,368,680)      248,967       (61,581)      (30,400)
---------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness                    (155,832)      130,000       (27,602)     (354,346)
Redemption of Subsidiary redeemable
   Class A preference shares                                 (30,000)      (12,500)      (30,000)      (30,000)
Repayment of long-term debt                                  (40,200)      (16,750)      (40,200)      (40,200)
Repayment of obligations under capital leases                (46,416)      (17,645)      (36,900)      (20,861)
Special Warrants issued for cash                           7,807,468            --            --            --
Common stock issued on exercise of stock options              54,447            --            --            50
Common stock issued on exercise of Agents' Warrants          124,050            --            --            --
Common stock issued on exercise of
   Share Purchase Warrants                                 1,992,500            25            --     2,011,875
Cash held in escrow                                       (2,049,779)           --            --            --
---------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES        7,656,238        83,130      (134,702)    1,566,518
---------------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS           2,305,535      (345,561)     (490,474)      905,272
Cash and cash equivalents, beginning of period               141,637       487,198       977,672        72,400
---------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                   2,447,172       141,637       487,198       977,672
===============================================================================================================

SUPPLEMENTAL DISCLOSURE
Interest paid                                                 26,488        12,369        38,821        43,715
===============================================================================================================

SEE ACCOMPANYING NOTES

SOFTCARE EC.COM INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian dollars)


May 31, 2000 and 1999



1.  NATURE OF OPERATIONS

SoftCare EC.com Inc. (the "Company") was incorporated pursuant to the Company Act of the Province of British Columbia on March 30, 1981. The Company changed its name from International Savannah Ventures Ltd. to SoftCare EC.com Inc. ("EC.com") on June 10, 1999 prior to the reverse takeover as described in note 2.

The Company and its subsidiary companies develop and market Electronic Data Interchange (EDI) software primarily to retailers, financial and public institutions, utility companies, pharmaceutical companies and wholesalers across Canada, the United States and Asia. The Company and its subsidiary companies also develop and market e-commerce software, providing licenses, consulting and support services to both domestic and international markets. Prior to the reverse takeover, the Company had been involved in mining exploration.

The Company has experienced operating losses and negative cash flows from operations and has had to rely primarily on debt and equity financing for cash required for operations. The Company's ability to achieve profitability and positive cash flows from operations will depend upon numerous factors. These factors include its ability to attract strategic corporate partners for the development, marketing, distribution, and sale of its software products, the progress of its research and development programs and its ability to protect its proprietary rights over product names and trademarks.

As at May 31, 2000, the Company had $2,447,172 in cash and cash equivalents, $2,049,779 in cash held in escrow and $2,996,509 in short-term investments. The Company had working capital of $7,300,667 at May 31, 2000. The Company also has the potential to raise future capital through the exercise of Special Warrants, employee stock options and Agent's Special Warrants. There is no assurance that the exercise of Special Warrants or Agent's Special Warrants will occur or that employees will exercise their stock options. The Company believes that existing cash and other working capital will be sufficient to carry out operations for at least the next twelve months.

SOFTCARE EC.COM INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian dollars)


May 31, 2000 and 1999



2.  REVERSE TAKEOVER

On June 18, 1999, EC.com completed an agreement with the shareholders of SoftCare Electronic Commerce Inc. ("SoftCare") pursuant to which EC.com issued 11,000,000 Special Warrants to acquire all of the issued and outstanding common shares of SoftCare. At the date of acquisition, EC.com was substantially inactive. As a result of the acquisition, the former shareholders of SoftCare acquired 88.8 percent of the Company as a group. SoftCare is considered the accounting acquirer for financial statement purposes. In conjunction with this transaction, SoftCare changed its fiscal year-end from December 31 to May 31 and EC.com changed its year-end from March 31 to May 31.

The acquisition has been accounted for as a reverse takeover using the purchase method, and accordingly, for financial statement reporting purposes, the net assets of SoftCare have been included in the consolidated balance sheet at book values, and the net assets of EC.com have been recorded at fair market value at the date of acquisition. The historical shareholders' equity gives effect to the shares issuable to the shareholders of SoftCare upon exercise of the 11,000,000 Special Warrants. The consolidated operations of the Company for the five months ended May 31, 1999 and the years ended December 31, 1998 and 1997 are those of SoftCare and its subsidiaries and exclude the accounts of EC.com. The results of EC.com are included in the consolidated statements of operations from the date of acquisition, June 18, 1999.

The cost of the acquisition is the estimated fair market value of the net assets of EC.com acquired on June 18, 1999 and consists of:
                                                                         $
-----------------------------------------------------------------------------

Cash and cash equivalents                                             73,102
Shareholder receivable                                               448,517
Prepaid expenses and other                                           242,776
Cash advances to SoftCare                                            500,000
Accounts payable and accrued liabilities                            (104,479)
-----------------------------------------------------------------------------
Total acquisition cost                                             1,159,916
=============================================================================

The reverse takeover was approved by the Vancouver Stock Exchange (now known as the Canadian Venture Exchange) on June 18, 1999.

SOFTCARE EC.COM INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian dollars)


May 31, 2000 and 1999



3.  BUSINESS COMBINATION

Effective April 10, 2000, the Company acquired a 100% interest in the issued and outstanding common shares of Financial Management Group LLC ("FMG"), a developer of a credit counseling software program used by credit counseling agencies, for cash consideration of $13,528 net of cash acquired. The acquisition has been accounted for using the purchase method of accounting and the amount of the acquisition cost in excess of the fair value of the identifiable assets and liabilities has been recorded as goodwill, which will be amortized on a straight-line basis over a seven year period. The results of operations of FMG are included in the consolidated statement of operations from the date of acquisition, April 10, 2000. The fair values of the identifiable assets and liabilities acquired on April 10, 2000 are as follows:

                                                                      $
--------------------------------------------------------------------------

Cash and cash equivalents                                           6,855
Accounts receivable                                                23,491
Prepaid expenses and other                                          3,292
Capital assets                                                     56,017
Bank indebtedness                                                 (14,073)
Accounts payable and accrued liabilities                          (98,269)
--------------------------------------------------------------------------
Net (liabilities) acquired                                        (22,687)
Goodwill and intangible assets                                     43,070
--------------------------------------------------------------------------
Total acquisition cost                                             20,383
==========================================================================

Under the original terms of the agreement, the Company was to issue 100,000 common shares in consideration for the acquisition of FMG that would have been subject to a hold period of two years from the date of issuance. The Company was required to issue an additional 95,000 common shares when portal design and engineering was completed. The Company was required to issue 50,000 common shares upon the portal generating revenues of U.S. $300,000 in any month subsequent to the purchase, as described in the agreement. In addition, the Company was required to issue 55,000 common shares upon the portal generating revenues of U.S. $1,000,000 in any month, subsequent to the purchase, as described in the agreement. Regulatory approval of this transaction is required and has not yet been obtained.

SOFTCARE EC.COM INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian dollars)


May 31, 2000 and 1999



3.  BUSINESS COMBINATION (CONT'D.)

The issuance of the above noted common shares is subject to final adjustment, pending the resolution of various disputes between the sellers of FMG and the Company. The outcome of this matter is currently not determinable. Accordingly, the above shares have not been issued and no amounts with respect to the above noted shares have been recorded in the consolidated financial statements, other than the net cash consideration of $13,528. Management believes any adjustment to the purchase price will not result in additional liability to the Company. Accordingly, the cash purchase price has been disclosed on a preliminary basis and may be adjusted upon the final resolution of these matters.


4.  SIGNIFICANT ACCOUNTING POLICIES

These audited consolidated financial statements have been expressed in Canadian dollars and in accordance with accounting principles generally accepted in Canada. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in note 23. The following is a summary of the significant accounting policies used in the preparation of these consolidated financial statements:

PRINCIPLES OF CONSOLIDATION

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Financial Management Group LLC (a Nevada corporation), SoftCare (a Canadian company) and Bus Holdings Corporation (an Anguilla corporation), and SoftCare's wholly owned subsidiaries, SCC Holdings Ltd. (a Canadian company), SCEC Holdings Ltd. (a Canadian company) and SoftCare Electronic Commerce (U.S.A.) Inc. (a Washington corporation). Bus Holdings Corporation is inactive and has no assets or liabilities. All significant intercompany balances and transactions have been eliminated on consolidation.

TRANSLATION OF FOREIGN CURRENCIES

The Company follows the temporal method of accounting for the translation of integrated foreign subsidiary operations. Monetary assets and liabilities of foreign subsidiaries denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Other balance sheet items are translated at exchange rates in effect when the assets are acquired or obligations are incurred. Revenue and expense items are translated at the average rate of exchange for the period. Foreign exchange gains and losses resulting from these translations are reflected in the consolidated statement of operations.

SOFTCARE EC.COM INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian dollars)


May 31, 2000 and 1999



4.  SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates market value.

SHORT-TERM INVESTMENTS

Short-term investments are typically held to maturity and are carried at amortized cost. In the event there has been a decline in value that is other than temporary, the investment will be written down to recognize the loss. Short-term investments consist of investments in term deposits with an original maturity of more than three months.

INVESTMENT TAX CREDITS

Investment tax credits resulting from eligible Scientific Research and Experimental Development expenditures, pursuant to the Canadian Income Tax Act, are recorded as a reduction of related wage costs in the period in which they are received or in the period in which recoverability is certain.

LEASES

Leases are classified as either capital or operating leases. Leases which transfer substantially all the benefits and risks of ownership of the property to the Company are accounted for as capital leases. Capital lease obligations reflect the present value of future lease payments, discounted at the appropriate interest rate.

All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

SOFTCARE EC.COM INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian dollars)


May 31, 2000 and 1999



4.  SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

CAPITAL ASSETS

Capital assets are stated at cost less accumulated depreciation. Capital assets are depreciated at rates sufficient to write off their cost over their estimated useful lives on a declining balance method, after taking into account their estimated residual values, at the following annual rates:

     Computer and testing equipment                                     30%
     Computer software                                                 100%
     Office equipment                                                   20%
     Office furniture                                                   20%
     Display booths                                                     30%
     Leasehold improvements                 Lesser of the term of the lease
                                                 or the remaining estimated
                                                   useful life of the asset

Computer equipment acquired under capital leases is depreciated on a straight-line basis over the lesser of the term of the lease or the remaining estimated economic life of approximately three years.

SOFTWARE DEVELOPMENT COSTS

Software development costs are charged to expense as incurred unless the development project meets the criteria under generally accepted accounting principles for deferral and amortization. The Company has not deferred any software development costs to date.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company monitors the recoverability of long-lived assets, including capital assets and goodwill, based upon estimates using factors such as future asset utilization, business climate and future non-discounted cash flows expected to result from the use of the related assets or to be realized on sale. The Company's policy is to write down assets to their net recoverable amount using undiscounted cash flows, in the period when it is likely that the carrying amount of the asset will not be recovered.

SOFTCARE EC.COM INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian dollars)


May 31, 2000 and 1999



4.  SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

REVENUE RECOGNITION

A software arrangement entered into by the Company may encompass multiple elements, including software sales, consulting services, training services and maintenance fees. The total fee for a multiple element arrangement is allocated to each element based upon objective evidence of the fair value of each element. Fair value is established through the Company's policy to charge to customers the same price as when the element is sold separately. Revenue from sales made to re-sellers is recognized after the third-party sale occurs and the revenue is determinable. Consulting services offered by the Company are not considered essential to the functionality of the software arrangement. As a result, consulting and training services revenues are recognized as the work is performed. Maintenance contract revenue is deferred and recognized over the respective contract periods. Revenue from direct software sales is recognized when the product has been delivered, as no significant obligations remain, fees are fixed and determinable, collectibility is probable, and persuasive evidence of an arrangement exists. If software sales are contingent upon successful installation and subsequent customer acceptance, the revenue and work in progress costs are deferred until customer acceptance is achieved.

ADVERTISING EXPENSE

Advertising costs are charged to expense as incurred. Advertising expense for the year ended May 31, 2000 amounted to approximately $17,400 [Five months ended May 31, 1999 - $500; year ended December 31, 1998 - $34,100; year ended December 31, 1997 - $14,400].

INCOME TAXES

Effective June 1, 1999, the Company adopted the new recommendations of The Canadian Institute of Chartered Accountants with respect to accounting for income taxes. There was no effect of adopting the liability method of tax allocation on the consolidated financial statements as at May 31, 2000 and for the year then ended. Prior year financial statements have not been restated as there was no cumulative effect on the opening deficit, as of June 1, 1999, of adopting the recommendations.

SOFTCARE EC.COM INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian dollars)


May 31, 2000 and 1999



4.  SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

Under the new recommendations, the liability method of tax allocation is used in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

STOCK BASED COMPENSATION

The Company has granted stock options which are described in note 18. The Company accounts for employee stock-based compensation arrangements using the intrinsic value method, whereby compensation expense is calculated based on the difference, on the date of grant, between the fair market value of the Company's stock and the exercise price and is recorded over the vesting period of the options. Any consideration paid by the option holders on the exercise of stock options is credited to common stock. The Company accounts for stock-based compensation arrangements to non-employees using the Black Scholes fair value method.

EMPLOYEE STOCK BONUS PLAN

Equity instruments contributed to the Employee Stock Bonus Plan ("Plan") by the Company are recorded at their estimated fair value at the date of their contribution and are recorded as a credit in shareholders' equity. A contra equity account is recognized until allocations to participants are made and compensation expense is recognized.

Compensation expense is measured using the intrinsic value method and is recorded in the period when it is likely that performance criteria will be met and/or the equity instruments allocated to participants will be released. Common shares held by the Plan are considered to be issued and outstanding for the purpose of calculating basic and fully diluted income (loss) per share.

SOFTCARE EC.COM INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian dollars)


May 31, 2000 and 1999



4.  SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

INCOME (LOSS) PER SHARE

Generally accepted accounting principles applicable to reverse takeovers requires the income (loss) per share figures to be calculated on the following basis:

o the number of shares outstanding from the beginning of the fiscal period to the date of the reverse takeover on June 18, 1999 and for the comparative periods, are deemed to be the number of shares issued by EC.com to the shareholders of SoftCare.

o the number of shares outstanding from the date of the reverse takeover to the end of the fiscal period is deemed to be the actual number of shares of EC.com outstanding in the period.

EC.com issued 11,000,000 Special Warrants, each of which was convertible into one common share. However, no common shares were issued to effect this reverse takeover. Accordingly, the deemed number of common shares of EC.com outstanding prior to June 18, 1999 is nil.

                                      YEAR ENDED       FIVE MONTHS     YEAR ENDED       YEAR ENDED
                                        MAY 31,       ENDED MAY 31,   DECEMBER 31,     DECEMBER 31,
                                         2000             1999            1998             1997
----------------------------------------------------------------------------------------------------
Net income (loss)                    $(3,867,461)    $(1,387,279)     $(1,131,014)       $422,751
Weighted average number of
   common shares outstanding           9,558,745              --               --              --
----------------------------------------------------------------------------------------------------
Basic (loss) per common share              (0.40)             --               --              --
====================================================================================================

SOFTCARE EC.COM INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian dollars)


May 31, 2000 and 1999



4.  SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

INCOME (LOSS) PER SHARE (CONT'D.)

Pro forma basic income (loss) per share for each of the periods presented gives retroactive effect to the exercise of the 11,000,000 Special Warrants received by the shareholders of SoftCare for all periods presented.

                                      YEAR ENDED       FIVE MONTHS     YEAR ENDED       YEAR ENDED
                                        MAY 31,       ENDED MAY 31,   DECEMBER 31,     DECEMBER 31,
                                         2000             1999            1998             1997
---------------------------------------------------------------------------------------------------
Net income (loss)                    $(3,867,461)    $(1,387,279)     $(1,131,014)       $422,751
Weighted average number of
   common shares outstanding          13,838,197      11,000,000       11,000,000      11,000,000
Pro forma basic income (loss)
   per common share                        (0.28)          (0.13)           (0.10)           0.04
===================================================================================================

Diluted income (loss) per share reflects the potential dilution of securities that could result from the exercise of dilutive options and warrants. Fully diluted loss per share is not presented since the issue of shares upon the exercise of stock options and warrants would be anti-dilutive.

SOFTCARE EC.COM INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian dollars)


May 31, 2000 and 1999



4.  SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

FINANCIAL INSTRUMENTS

The carrying value of cash and cash equivalents, cash held in escrow, accounts receivable, investment tax credits receivable, bank indebtedness, accounts payable and accrued liabilities and advance from proposed acquiror approximate their fair values due to the relatively short periods to maturity of the instruments. The fair value of short-term investments has been determined based on quoted market sources. The carrying value of long-term debt approximates fair value due to variable market interest rates being charged on outstanding balances. The carrying value of capital lease obligations approximates fair value as the effective interest rate on this instrument approximates current market rates. The carrying value of subsidiary redeemable Class A preference shares approximates fair value based on discounted cash flows.

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the consolidated financial statements. Actual results could differ from these estimates.

COMPARATIVE FIGURES

Certain comparative figures have been reclassified from statements previously presented to conform to the presentation adopted in the current year.


5.  CASH HELD IN ESCROW

Cash held in escrow includes funds held in trust by the Company's transfer agent pending receipt of regulatory approval of either the Company's prospectus with respect to the issuance of 1,495,000 Special Warrants or the approval of the Annual Information Form ("AIF") [note 17]. The Company filed its AIF in June 2000 and received regulatory approval on August 4, 2000. The cash held in escrow has been recorded at cost which approximates market value and earns interest at approximately 5% per annum.

SOFTCARE EC.COM INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian dollars)


May 31, 2000 and 1999



6.  CONCENTRATION OF CREDIT RISK

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents which are held with one financial institution, cash held in escrow which is held with one financial institution, short-term investments which are held with one financial institution, and accounts receivable.

The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. The Company's operations are in the field of supplying electronic commerce computer software licenses and support services to domestic and international markets. Many of its customers are outside of Canada and therefore a significant percentage of its revenues are derived from, and are paid in, U.S. dollars [note 22]. The Company has not entered into contracts for foreign exchange hedges.

The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses which, when realized, have been within the range of management's expectations. To reduce credit risk, management performs ongoing credit evaluations of its customers' financial condition. The Company maintains reserves for potential credit losses.

At May 31, 2000, five customers represented 96% of the accounts receivable balance. Two customers represented approximately 51% of the accounts receivable balance at May 31, 1999. Sales to two [five months ended May 31, 1999 - one; year ended December 31, 1998 - one; year ended December 31, 1997 - one] major customers comprised 29% of revenue for the year ended May 31, 2000 [Five months ended May 31, 1999 - 21%; year ended December 31, 1998 - 17%; year ended December 31, 1997 - 70%].


7.  SHORT-TERM INVESTMENTS

Short-term investments, which consist of Government of Canada Treasury Bills, have a market value of $3,019,614 at May 31, 2000, as determined by quoted market sources, earn interest at a rate of 5.55% per annum and mature in September 2000. The Company did not hold any short-term investments at May 31, 1999.

SOFTCARE EC.COM INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian dollars)


May 31, 2000 and 1999



8.  INVESTMENT TAX CREDITS RECEIVABLE

The Company has investment tax credits receivable at May 31, as follows:

                                                2000            1999
                                                 $               $
-----------------------------------------------------------------------

1997                                             --             88,699
1998                                             --             85,908
-----------------------------------------------------------------------
                                                 --            174,607
Less:  Valuation allowance                       --           (124,376)
-----------------------------------------------------------------------
Investment tax credits receivable                --             50,231
=======================================================================

Any final adjustments between the amounts recorded and the amounts ultimately realized will be recorded in the year they occur. During the five months ended May 31, 1999, the Company provided a valuation allowance of $124,376 against investment tax credits receivable of $174,607, resulting in an investment tax credit receivable of $50,231. During the year ended May 31, 2000, the Company received $174,607 following the assessment of the Company's claim by the governing agency. Accordingly, $124,376 of the $174,607 has been recorded as a reduction of related wages costs during the year ended May 31, 2000. The remaining $50,231 of the $174,607 was recorded as a reduction of related wage costs in prior periods. At May 31, 2000, the Company is not eligible to receive an investment tax credit refund, as it is no longer a private company.


9.  WORK IN PROGRESS

Included in work in progress are direct labour costs incurred by the Company in connection with an agreement the Company entered into with a customer to provide software and services for a period of three years for approximately $1,600,000. Revenue and related work in progress will be recognized in the accompanying statement of operations once the revenue recognition criteria for the agreement have been met.

SOFTCARE EC.COM INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian dollars)


May 31, 2000 and 1999



10.  CAPITAL ASSETS
                                                   ACCUMULATED        NET BOOK
                                     COST         DEPRECIATION          VALUE
                                       $                $                 $
-------------------------------------------------------------------------------

2000
Computer and testing equipment     311,425           217,129           94,296
Computer software                  125,758            89,961           35,797
Office equipment                    71,222            12,799           58,423
Office furniture                    46,861            19,234           27,627
Display booths                      21,755            17,054            4,701
Leasehold improvements              13,122             4,019            9,103
-------------------------------------------------------------------------------
                                   590,143           360,196          229,947
===============================================================================

1999
Computer and testing equipment     235,349           156,920           78,429
Computer software                   54,164            49,129            5,035
Office equipment                    20,418            10,071           10,347
Office furniture                    36,560            14,588           21,972
Display booths                      21,755            15,040            6,715
Leasehold improvements               9,122             2,128            6,994
-------------------------------------------------------------------------------
                                   377,368           247,876          129,492
===============================================================================

Capital assets include assets acquired under capital lease having a gross book value of $181,607 [1999 - $132,155] and accumulated depreciation of $125,737 at May 31, 2000 [1999 - $76,291].

SOFTCARE EC.COM INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian dollars)


May 31, 2000 and 1999



11.  BANK INDEBTEDNESS

As part of the FMG acquisition [note 3], the Company acquired a bank loan with a U.S. financial institution of which $13,241 was outstanding at May 31, 2000 [1999 - $nil]. Amounts outstanding on the bank loan are payable in equal monthly installments of approximately $500 through November 2003 and bear interest at 7% per annum.

The Company also has a revolving line of credit with a Canadian chartered bank for a maximum of $150,000 based on the required margin calculations as noted in the loan agreement. At May 31, 2000, the Company had no amounts outstanding [1999 - $155,000] under the line of credit. Amounts outstanding on the line of credit are payable on demand and bear interest at the bank's prime lending rate plus 1.5%. The bank's prime lending rate at May 31, 2000 was 9.5%. At May 31, 2000, the Company had not pledged any of its assets as collateral for the line of credit, however the bank has the right to request security at any time.


12.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The Company has accounts payable and accrued liabilities that consist of the following at May 31:

                                                      2000              1999
                                                       $                 $
------------------------------------------------------------------------------

Accounts payable                                    228,340           247,270
Accrued professional fees                            40,000                --
Accrued vacation                                     68,654            35,958
------------------------------------------------------------------------------
                                                    336,994           283,228
==============================================================================


13.  ADVANCE FROM PROPOSED ACQUIROR

Pursuant to the reverse takeover [note 2], EC.com agreed to provide a bridge loan to SoftCare amounting to $500,000, of which $250,000 was advanced at May 31, 1999. The loan was secured by a convertible promissory note bearing interest at the Royal Bank of Canada prime lending rate plus 2% per annum and was to be repaid on or before July 10, 1999. On completion of the reverse takeover, the Company transferred this loan to its intercompany payable account, which was eliminated in consolidation at May 31, 2000.

SOFTCARE EC.COM INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian dollars)


May 31, 2000 and 1999



14.  LONG-TERM DEBT

The Company has long-term debt outstanding at May 31, as follows:

                                                               2000       1999
                                                                $          $
--------------------------------------------------------------------------------

Bank loan agreement with Business Development Bank of
Canada, bearing interest at bank prime rate plus 4% and
repayable in equal monthly principal installments of $3,350
through April 2001.  The Company also pays interest on this
loan at a rate of 0.0821% of the Company's gross sales per
month through April 2001, based on annual sales goals that
are defined in the loan agreement.  The bank prime rate was
9.5% at May 31, 2000.                                          36,850    77,050

Less: current portion                                         (36,850)  (40,200)
--------------------------------------------------------------------------------
                                                                   --    36,850
================================================================================

The loan is collateralized by a general security agreement providing a first security interest in substantially all of the Company's assets, personal guarantees from several of the Company's executives and the assignment of a life insurance policy on the Company's president. The loan agreement contains certain covenants that impose limitations restricting the Company's dividend paying ability and changes in ownership.

SOFTCARE EC.COM INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian dollars)


May 31, 2000 and 1999



15.  OBLIGATIONS UNDER CAPITAL LEASES

The Company leases certain of its computer and office equipment under capital leases. The future minimum lease payments required under capital leases expiring May 2004 are as follows:

                                                                         $
-----------------------------------------------------------------------------

2001                                                                  35,502
2002                                                                  24,718
2003                                                                   5,298
2004                                                                   5,129
-----------------------------------------------------------------------------
                                                                      70,647
Less amount representing interest (approximately 13% per annum)       (8,177)
-----------------------------------------------------------------------------
Present value of future minimum lease payments                        62,470
Less: current portion                                                (30,397)
-----------------------------------------------------------------------------
Long term obligations under capital leases                            32,073
=============================================================================


16.  SUBSIDIARY REDEEMABLE CLASS A PREFERENCE SHARES

225,000 Subsidiary redeemable Class A preference non-voting shares, par value $1.00 per share.

The Company's subsidiary, SoftCare, has outstanding redeemable Class A preference shares as follows:
                                              SUBSIDIARY
                                          REDEEMABLE CLASS A
                                           PREFERENCE SHARES       AMOUNT
                                                   #                  $
--------------------------------------------------------------------------

BALANCE, DECEMBER 31, 1998                     145,000            145,000
Redemption of shares for cash                  (12,500)           (12,500)
--------------------------------------------------------------------------
BALANCE, MAY 31, 1999                          132,500            132,500
Redemption of shares for cash                  (30,000)           (30,000)
--------------------------------------------------------------------------
BALANCE, MAY 31, 2000                          102,500            102,500
Less: current portion                          (30,000)           (30,000)
--------------------------------------------------------------------------
Subsidiary redeemable Class A
  preference shares                             72,500             72,500
==========================================================================

SOFTCARE EC.COM INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian dollars)


May 31, 2000 and 1999



16.   SUBSIDIARY REDEEMABLE CLASS A PREFERENCE SHARES (CONT'D.)

Under an agreement between SoftCare and one of its shareholders, SoftCare agreed to issue 225,000 Redeemable Class A preference shares to the shareholder in exchange for 665 common shares in SoftCare. The subsidiary redeemable Class A preference shares are mandatorily redeemable based upon the Company's gross quarterly sales at a redemption price of $1 per share. The Company has the option of accelerating the redemption of these shares at a redemption price of $1 per share. In the event the Company is unable to redeem the shares for cash, the Company is required to settle this obligation with common shares of its subsidiary SoftCare. Common shares of the subsidiary are to be issued at a ratio equal to the proportion of the capital of SoftCare that such preference shares represented when they were created.

The holder of the subsidiary redeemable Class A preference shares receives a cumulative dividend calculated at the bank prime rate. The bank prime rate at May 31, 2000 was 9.5%. The cumulative dividends have been recorded as interest expense in the consolidated statements of operations.


17.  SPECIAL WARRANTS

The following table summarizes the Special Warrant transactions for the following periods:

                                                        SPECIAL
                                                        WARRANTS       AMOUNT
                                                            #             $
--------------------------------------------------------------------------------

SPECIAL WARRANTS OUTSTANDING, MAY 31, 1999             9,999,994      3,321,604
Deemed Special Warrants issued for services
   pursuant to exercise of options [NOTE 18]           1,000,006      1,280,000
--------------------------------------------------------------------------------
SPECIAL WARRANTS OUTSTANDING, JUNE 17, 1999           11,000,000      4,601,604
Special Warrants issued for services rendered [b]         51,666             --
Special Warrants issued in private placement,
   net of costs [c]                                    2,000,000      2,720,000
Special Warrants exercised for common
   shares, net of costs                              (13,051,666)    (7,321,604)
Special Warrants issued in private placement,
   net of costs [d]                                    1,495,000      5,087,468
--------------------------------------------------------------------------------
SPECIAL WARRANTS OUTSTANDING, MAY 31, 2000             1,495,000      5,087,468
================================================================================

SOFTCARE EC.COM INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian dollars)


May 31, 2000 and 1999



17.  SPECIAL WARRANTS (CONT'D.)

[a] EC.com issued 11,000,000 Special Warrants in exchange for all of the issued and outstanding common shares of SoftCare pursuant to a reverse takeover agreement effective June 18, 1999 [note 2]. Each of the Special Warrants is exercisable for one common share of the Company without any additional consideration. In these financial statements, the Special Warrants issued to the shareholders of SoftCare, the accounting acquiror, have been presented as if they were outstanding prior to the reverse takeover on the basis such deemed Special Warrants were exchanged for common shares.

      Of the 11,000,000 Special Warrants issued, 10,000,000 were issued to the existing shareholders of SoftCare. These 10,000,000 Special Warrants were exercised into common shares and are subject to a voluntary pooling agreement which restricts the holders from trading the common shares on any stock exchange until such time as they are released from the pool. Pursuant to the terms of the voluntary pooling agreement, 8,350,386 of the common shares will be released on the following basis: 10% were released six months after completion of the acquisition on June 18, 1999; 30% will be released twelve months after completion of the acquisition; 30% will be released 24 months after completion of the acquisition; and 30% will be released 36 months after completion of the acquisition. In addition, 1,649,614 common shares will be released on the following basis: 25% were released six months after completion of the acquisition on June 18, 1999; 25% will be released twelve months after completion of the acquisition; 25% will be released 18 months after completion of the acquisition; and 25% will be released 24 months after completion of the acquisition.

      The remaining 1,000,000 Special Warrants which were issued to the SoftCare Employee Stock Bonus Plan Trust ("SESB Trust") to provide employee bonus shares were exercised into 1,000,000 common shares. Two of the Directors of the Company are also the Trustees of the SESB Trust and may only release such shares from the Trust to employees in accordance with regulatory approval and the achievement of certain performance criteria [note 18].

[b] The Company issued 51,666 Special Warrants as a finder's fee and corporate advisory fee upon completion of the reverse takeover. Each Special Warrant is exercisable for one common share of the Company without any additional consideration.

[c] On June 18, 1999, pursuant to an offering memorandum, the Company issued 2,000,000 Special Warrants for gross cash proceeds of $3,000,000 pursuant to a broker-assisted private placement. Costs incurred to effect the private placement include a commission and other cash costs totaling $280,000.

SOFTCARE EC.COM INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian dollars)


May 31, 2000 and 1999



17.  SPECIAL WARRANTS (CONT'D.)

      Each Special Warrant is exercisable, without any additional consideration, into one common share and one Share Purchase Warrant ("Underlying Warrant"), which is transferable upon regulatory approval. Each Underlying Warrant entitles the holder to purchase one common share at a price of $2.50 and is exercisable until June 18, 2000, at which time the Underlying Warrant will expire. Notwithstanding the foregoing, if at any time before the expiry date, the common shares of the Company trade on any securities exchange over a period of ten consecutive trading days at a weighted average price of not less than $3.00 per common share, then at the option of the Company, any Underlying Warrants not exercised within 30 days of written notice to the holder by the Company will expire.

      Pursuant to this Special Warrant private placement, the Company issued 196,300 Agent's Special Warrants. Each Agent's Special Warrant is exercisable, without any additional consideration, for one Agent's Warrant for a period of one year from June 18, 1999. Each Agent's Warrant is exercisable for one common share of the Company at $1.50 for a period of one year from the closing date of the financing.

      One half of the Agent's Warrants and/or common shares are subject to resale restrictions which expire three months from the date the shares are released from hold periods.

      The net proceeds of the above-noted offering were $2,720,000.

[d] On March 29, 2000, the Company issued 1,495,000 Special Warrants for gross cash proceeds of $5,606,250 pursuant to a broker-assisted private placement. Costs incurred to effect the private placement include commissions and other cash costs totaling $518,782.

      Each Special Warrant is exercisable, without any additional consideration, into one common share and one half of one Share Purchase Warrant. Each Share Purchase Warrant entitles the holder to purchase one common share at an exercise price of $4.25 and is exercisable one year from the closing date of the financing on March 30, 2000, at which time the Share Purchase Warrant will expire. Each common share issued is subject to a hold period and may not be traded until July 30, 2000.

      Pursuant to this Special Warrant private placement, the Company issued 174,500 Agent's Special Warrants. Each Agent's Special Warrant is exercisable for one common share at an exercise price of $3.75 and is exercisable one year from the closing date of the financing on March 30, 2000, at which time the Agent's Special Warrants will expire.

      The net proceeds of the above-noted offering were $5,087,468.

SOFTCARE EC.COM INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian dollars)


May 31, 2000 and 1999



17.  SPECIAL WARRANTS (CONT'D.)

[e] As at May 31, 2000, exercise of the Company's Special Warrants, Share Purchase Warrants, Agent's Special Warrants and Agent's Warrants would result in the issuance of the following common shares:

            COMMON                                             EXERCISE
        SHARES ISSUABLE                                          PRICE
               #                  EXPIRY DATE                      $
      -----------------------------------------------------------------

          1,203,000              June 18, 2000                   2.50
            113,600              June 18, 2000                   1.50
          1,495,000              March 30, 2001                   nil
            747,500              March 30, 2001                  4.25
            174,500              March 30, 2001                  3.75
      -----------------------------------------------------------------
          3,733,600
      -----------------------------------------------------------------


18.  COMMON STOCK

[a]  AUTHORIZED

100,000,000 [1999 - 100,000,000] Common voting shares without par value.

On September 21, 1998, the authorized share capital of the Company was consolidated on a basis of six shares of the Company for one new share of the Company, resulting in the authorized share capital of the Company being reduced to 16,666,667 common shares without par value after the consolidation. The authorized share capital of the Company was subsequently increased from 16,666,667 common shares to 100,000,000 common shares without par value.

SOFTCARE EC.COM INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian dollars)


May 31, 2000 and 1999



18.  COMMON STOCK (CONT'D.)

[b]  ISSUED AND OUTSTANDING COMMON STOCK

                                                                    COMMON SHARES         AMOUNT
                                                                          #                  $
--------------------------------------------------------------------------------------------------
BALANCE, MAY 31, 1999                                                       --                 --
Issued share capital of EC.com                                       1,391,428            960,316
Common stock issued pursuant to exercise of stock options               33,334             54,200
Shares issued on exercise of Special Warrants [NOTE 17]             13,051,666          7,321,604
Shares issued on exercise of Agents' Warrants [NOTE 17]                 82,700            124,050
Shares issued on exercise of Share Purchase Warrants [NOTE 17]         797,000          1,992,500
--------------------------------------------------------------------------------------------------
BALANCE, MAY 31, 2000                                               15,356,128         10,452,670
==================================================================================================

Prior to and in anticipation of the reverse takeover [note 2], options to acquire 1,000,006 common shares of SoftCare, with a fair value of $1,280,000, were granted to employees. The options were only exercisable concurrent with the completion of any reverse takeover, sale or other disposition of the shares of the Company that occurred on or before September 30, 1999, their expiry date. The options were granted to employees in lieu of salaries and were given in exchange for general financing services to be performed over a five month period ended September 15, 1999. These options were exercised on June 18, 1999 for nominal cash proceeds of $247. Accordingly, $861,533 of the excess value of common shares over cash received has been recorded as compensation expense in the consolidated financial statements in the year ended May 31, 2000 and $418,220 was recorded as compensation expense in the consolidated financial statements in the five months ended May 31, 1999.

During the year ended May 31, 2000, 23,334 stock options held by a former Director and a former officer were exercised into 23,334 common shares at an exercise price of $1.68 per option, and 10,000 stock options held by a consultant were exercised into 10,000 common shares at an exercise price of $1.50 per option.

SOFTCARE EC.COM INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian dollars)


May 31, 2000 and 1999



18.  COMMON STOCK (CONT'D.)

[c]  STOCK OPTIONS

The following table summarizes stock option transactions:

                                                                               WEIGHTED
                                                                                AVERAGE
                                                                               EXERCISE
                                                          STOCK OPTIONS          PRICE
                                                                #                  $
----------------------------------------------------------------------------------------

BALANCE, MAY 31, 1999                                      1,000,006                 --
Options exercised for deemed Special Warrants             (1,000,006)                --
Options granted to directors                                 800,000               1.50
----------------------------------------------------------------------------------------
BALANCE, JUNE 17, 1999                                       800,000               1.50
Issued options of EC.com                                      23,334               1.68
Options granted to directors, employees
   and consultants                                           550,000               1.94
Options exercised for common shares on June 18, 1999
   pursuant to reverse takeover                             (250,000)             (1.50)
Options exercised for common shares                          (33,334)             (1.63)
Options cancelled                                           (100,000)             (1.50)
----------------------------------------------------------------------------------------
BALANCE, MAY 31, 2000                                        990,000               1.74
========================================================================================

On June 18, 1999, 800,000 stock options, exercisable at $1.50, were granted to Directors of the Company in exchange for 197,557 stock options of SoftCare as part of the reverse takeover [note 2]. These stock options expire in April 2004.

On June 18, 1999, 250,000 stock options were granted to officers, directors, and a consultant, at an exercise price of $1.50. These stock options expire in June 2004. These stock options were exercised on June 18, 1999 and were included in the issued share capital of EC.com on the date of the reverse takeover, June 18, 1999.

On June 18, 1999, 100,000 stock options were granted to an individual pursuant to a consulting agreement, at an exercise price of $1.50. These options were not exercised and were canceled concurrent with the termination of the consulting agreement in 1999.

SOFTCARE EC.COM INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian dollars)


May 31, 2000 and 1999



18.  COMMON STOCK (CONT'D.)

In November 1999, 100,000 stock options were granted to a consultant at an exercise price of $1.50. These stock options expire on November 2004 or on the termination of the consulting contract. 10,000 of these options were exercised on February 15, 2000.

In February 2000, 100,000 stock options were granted to a Director of the Company, at an exercise price of $3.90. These stock options expire in February 2005.

At May 31, 2000, the Company has the following stock options outstanding:

                                  OPTIONS OUTSTANDING                    OPTIONS EXERCISABLE
                     ------------------------------------------------------------------------------
                                        WEIGHTED
                                        AVERAGE        WEIGHTED                       WEIGHTED
                                       REMAINING        AVERAGE        OPTIONS         AVERAGE
     EXERCISE PRICE    OUTSTANDING    CONTRACTUAL   EXERCISE PRICE   EXERCISABLE   EXERCISE PRICE
            $               #             LIFE             $              #               $
     ----------------------------------------------------------------------------------------------
          $1.50          890,000          4.0            1.50          890,000          1.50
          $3.90          100,000          4.8            3.90          100,000          3.90
     ----------------------------------------------------------------------------------------------
                         990,000          4.1            1.74          990,000          1.74
     ==============================================================================================

In these financial statements, the options issued to shareholders of SoftCare, the accounting acquirer, have been presented as if they were outstanding prior to the reverse takeover on the basis such deemed options were exercised for deemed special warrants or common shares.

[d]  EMPLOYEE STOCK BONUS PLAN

In the five month period ended May 31, 1999, SoftCare established a non-leveraged Employee Stock Bonus Plan which covers directors, officers, consultants and employees who have completed six months or more service with the Company and contributed 999,998 common shares of SoftCare to the Plan. Upon the reverse takeover, the Plan exchanged its common shares in SoftCare for 1,000,000 common shares of EC.com.

Under the terms of the Plan, common shares held by the Plan will be allocated to participants when the annual revenue target is met or exceeded. However, the Company's Board of Directors has the discretion to allocate shares even if the milestones are not achieved if it is in the best interest of the Company. Common shares allocated will vest irrevocably for participants in the Plan when sales targets are achieved or the directors otherwise resolve that they are vested.

SOFTCARE EC.COM INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian dollars)


May 31, 2000 and 1999



18.  COMMON STOCK (CONT'D.)

Upon the termination of an employee, shares that are not vested will be returned to the treasury of the Company. Any shares placed in escrow shall be subject to mandatory repurchase by the Company at a price of US$0.01 per share should the participant terminate. Five years after establishment of the Plan, there shall be an exchange of unvested shares granted under the Plan and placed and remaining in escrow for a new class of redeemable non-voting preferred shares. Each common share will be exchanged for one new preferred share.

No compensation expense has been recognized in the statement of operations for the year ended May 31, 2000 or the five month period ended May 31, 1999, as no shares have been released or committed to be released. Compensation expense will be recorded at fair value once the shares have been committed to be released. At May 31, 2000, the fair value of the 1,000,000 unallocated common shares based on quoted market sources was $2,500,000.


19.  COMMITMENTS

The Company leases its premises and certain automobiles under operating leases expiring through 2003. The approximate future minimum lease commitments under operating lease agreements for the next three years ending May 31 are as follows:

                                                                   $
-----------------------------------------------------------------------

2001                                                           174,000
2002                                                           192,000
2003                                                           154,000
-----------------------------------------------------------------------
                                                               520,000
=======================================================================

Rent expense for the year ended May 31, 2000 amounted to approximately $131,000 [five months ended May 31, 1999 - $49,000; year ended December 31, 1998 - $96,000; year ended December 31, 1997 - $68,000].

SOFTCARE EC.COM INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian dollars)


May 31, 2000 and 1999



20.  INCOME TAXES

At May 31, 2000, for Canadian tax purposes, the Company has approximately $1,715,000 of undeducted expenditures for tax purposes relating primarily to share issue costs and approximately $3,298,000 of non-capital losses available for income tax purposes to reduce taxable income of future years that expire as follows:
                                                                NON-CAPITAL
                                                                     LOSSES
                                                                       $
---------------------------------------------------------------------------

May 31, 2001                                                        81,000
May 31, 2003                                                       328,000
May 31, 2005                                                       829,000
May 31, 2006                                                       412,000
May 31, 2007                                                     1,648,000
---------------------------------------------------------------------------
                                                                 3,298,000
===========================================================================

The potential income tax benefits relating to these losses and tax balances have not been recognized in the accounts.

Future income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's future tax assets as of May 31 are as follows:

                                                          2000         1999
                                                            $            $
-----------------------------------------------------------------------------

Non-capital loss carryforwards                        1,472,000      753,000
Share issue costs                                       775,000       17,000
Unused capital cost in excess of net book value         281,000           --
Other                                                    14,000       11,000
-----------------------------------------------------------------------------
Total future assets                                   2,542,000      781,000
Valuation allowance                                  (2,542,000)    (744,000)
-----------------------------------------------------------------------------
Net future assets                                            --       37,000
Future liabilities                                           --      (37,000)
-----------------------------------------------------------------------------
Net future assets                                            --           --
=============================================================================

SOFTCARE EC.COM INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian dollars)


May 31, 2000 and 1999



20.  INCOME TAXES (CONT'D.)

A reconciliation of the Company's effective income tax rate to the federal statutory rate follows:

                                                                        2000
                                                                          $
-------------------------------------------------------------------------------

Tax at statutory rate                                               (1,731,000)
Foreign tax rate differentials                                          75,000
Expenses not deductible for tax                                        615,000
Unrecognized future tax asset                                          410,000
Amortization of share issue costs for tax and accounting              (159,000)
Unrecognized benefit of loss carryforwards                             735,000
Other                                                                   55,000
-------------------------------------------------------------------------------
                                                                            --
===============================================================================


21.  RELATED PARTY TRANSACTIONS

Directors and officers of the Company provide legal, accounting and advisory services to the Company. During the year ended May 31, 2000, the Company paid $463,692 [five months ended May 31, 1999 - $170,597; year ended December 31, 1998 - $33,958; year ended December 31, 1997 - $118,328] for these services which were charged to general and administrative expenses. At May 31, 2000, $36,690 [1999 - $154,411] is included in accounts payable and accrued liabilities. All transactions are in the normal course of operations and are recorded at exchange amounts established and agreed upon between the related parties.

SOFTCARE EC.COM INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian dollars)


May 31, 2000 and 1999



22.  SEGMENTED INFORMATION

Substantially all of the Company's operations, assets and employees are located in Canada. The following table represents sales based on the location of the customer.

                    YEAR ENDED      FIVE MONTHS      YEAR ENDED      YEAR ENDED
                      MAY 31,      ENDED MAY 31,     DECEMBER 31,    DECEMBER 31
                       2000            1999             1998            1997
                         %               %                %               %
--------------------------------------------------------------------------------

Canada                  34              40                25             11
U.S.                    60              52                74             86
Other                    6               8                 1              3
================================================================================

SOFTCARE EC.COM INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian dollars)


May 31, 2000 and 1999



23.   RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which as applied in these consolidated financial statements conform in all material respects to those accounting principles generally accepted in the United States ("U.S. GAAP"), except as follows:

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                YEAR ENDED
                                            YEAR ENDED    FIVE MONTHS          DECEMBER 31,
                                             MAY 31,     ENDED MAY 31,   -------------------------
                                               2000          1999            1998         1997
--------------------------------------------------------------------------------------------------
                                                $             $               $            $
--------------------------------------------------------------------------------------------------
Net income (loss) in accordance with
   Canadian GAAP                            (3,867,461)    (1,387,279)   (1,131,014)      422,751
Effects of differences in accounting for:
   Compensation expense [i]                    (91,975)            --            --            --
--------------------------------------------------------------------------------------------------
Net income (loss) in accordance with
   U.S. GAAP                                (3,959,436)    (1,387,279)   (1,131,014)      422,751
Income (loss) per share [ii]                    (0.44)             --            --            --
Weighted average number of common shares
   outstanding under U.S. GAAP               8,947,786             --            --            --
==================================================================================================

Proforma income (loss) per share [ii]            (0.31)         (0.14)        (0.11)         0.04
Proforma weighted average number of
   common shares outstanding under
   U.S. GAAP                                12,838,197     10,000,000    10,000,000    10,000,000
==================================================================================================

The impact of significant variations to U.S. GAAP on the Consolidated Balance Sheet items at May 31, 2000 are as follows:

CONSOLIDATED BALANCE SHEETS
                                                      2000                1999
                                                        $                   $
--------------------------------------------------------------------------------

Common stock                                      10,544,645                 --
Deficit                                           (6,883,796)        (2,924,360)
================================================================================

SOFTCARE EC.COM INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian dollars)


May 31, 2000 and 1999



23.   RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT'D.)

[i]  COMPENSATION EXPENSE

For U.S. GAAP purposes, the Company has elected under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") to continue to apply the intrinsic value based method of accounting for stock-based compensation under APB 25 "Accounting for Stock Issued to Employees." Under the intrinsic value method, stock compensation is the excess, if any, of the quoted market value of the stock at the measured date of the grant over the amount an optionee must pay to acquire the stock.

Under U.S. GAAP, the issue of stock options to non-employees is accounted for under SFAS 123. The fair value of the stock options granted to non-employees during the year ended May 31, 2000 was estimated using the Black-Scholes option pricing model and the following weighted-average assumptions: dividend yield 0.0%, expected volatility 1.25, risk-free interest rate 5.5% and expected average option life of 3.5 years. The fair value of the options granted to non-employees was $1.17 per option. Accounting for the non-employee options, that have vested, on this basis would result in the recognition of additional compensation expense of $91,975 for the year ended May 31, 2000 [five months ended May 31, 1999 - $nil; year ended December 31, 1998 - $nil; year ended December 31, 1997 - $nil].

[ii] INCOME (LOSS) PER SHARE

Under U.S. GAAP, the weighted average number of common shares used in the calculation of basic and fully diluted income (loss) per share excludes performance based common shares under the Company's Employee Stock Bonus Plan [note 18]. The weighted average number of common shares used in the calculation of diluted income (loss) per share would be calculated by the treasury stock method whereby it is assumed that proceeds received from the Company from the exercise of dilutive securities are used to repurchase outstanding shares in the market. As the effect of options and common share purchase warrants are anti-dilutive, diluted loss per share does not differ from basic loss per share.

Proforma income (loss) per share gives retroactive effect, for the years presented, to the exercise of the 11,000,000 Special Warrants and issuance of common shares related to the reverse takeover [note 2]. The Special Warrants are considered residual equity securities.

SOFTCARE EC.COM INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian dollars)


May 31, 2000 and 1999



23.   RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT'D.)

[iii] RECENT PRONOUNCEMENTS

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements of all public registrants. The provisions of SAB 101 are effective for transactions beginning in the Company's fiscal year 2001. The implementation of SAB 101 has been deferred to the fourth quarter of the Company's fiscal year 2001. The Company has not determined the impact of SAB 101, if any, on the consolidated financial statements.

On March 31, 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" (FIN No. 44). This statement is effective for certain transactions from December 15, 1998 and is to be applied commencing July 1, 2000. The Company believes its existing stock based compensation policies are in compliance with FIN No. 44 and therefore, the adoption of FIN No. 44 will have no material impact on the Company's financial condition, results of operations or cash flows.


24.  SUBSEQUENT EVENTS

On June 13, 2000, 113,600 Agents' Special Warrants were exercised for gross proceeds of $170,400. On June 18, 2000, 1,203,000 Share Purchase Warrants expired.

On July 4, 2000, the Board of Directors approved the allocation of 187,030 common shares to employees, under the SESB Trust.