Form 20-F/A
period 2000-05-31
SOFTCARE EC COM INC
filed 2000-12-22
CIK 1108940

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F/A
                (AS AMENDED BY CHANGES FILED WITH THE COMMISSION
                        ON FORM 20-F/A, AMENDMENT NO. 2)


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


ITEM 1. DESCRIPTION OF BUSINESS

                          NOTE ON FINANCIAL CONVENTIONS

The Company's consolidated financial statements are stated in Canadian Dollars ("CDN$") and are prepared in accordance with Generally Accepted Accounting Principles ("GAAP") in Canada, the application of which, in the case of the Company, conforms in all material respects for the periods presented with U.S. GAAP, except as noted in the notes to the consolidated financial statements included herein.

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

The Company prices its OpenEC products based on prices established and determined by management. Tradelink EDI is sold at a price established by market forces. The Company's typical per-customer revenue has ranged from $10,000 to $20,000 over the last three years.

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

The Company's competitive advantage is in its ability to offer to customers cost-effective solutions for small and medium-sized businesses which are not currently well served by the costly and complex products offered by many of the Company's competitors. As well, the Company's ability to design, develop and implement sophisticated vertical portal for specific industries in a focused manner is a distinct advantage to certain customer groups. Some of the Company's competitors are in or are entering this market, and the Company believes its advantages over these competitors and potential competitors are the functionality and scalability of its products, and their ability to operate on a broad range of hardware and software platforms. However, the market is relatively new and evolving rapidly. The Company may not be able to maintain its competitive position against current and potential competitors, especially those with significantly greater financial, marketing, service, support, technical and other resources.

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

HISTORY OF LOSSES

The Company has incurred significant operating and net losses and negative cash flow in each of its last three fiscal years. The Company has spent significant funds to date to develop and refine its current software applications and to develop its sales and marketing resources. The Company incurred net losses of approximately $3.9 million in the year ended May 31, 2000, approximately $1.4 million in the five months ended May 31, 1999, and approximately $1.1 million in the year ended December 31, 1998. The Company reported profit of approximately $417,000 for the year ended December 31, 1997.

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

The Company does not believe it was a passive foreign investment company during the fiscal year ended May 31, 2000. The Company does believe it was a foreign passive investment company during the fiscal year ended April 30, 1997 and 1998. While the Company does not believe it will be a passive foreign investment company in fiscal 2001 or thereafter, there can be no assurance of this because the tests for determining passive foreign investment company status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. U.S. Holders who hold common shares during a period when the Company is a passive foreign investment company will be subject to the foregoing rules, even if the Company ceases to be a passive foreign investment company, subject to certain exceptions for U.S. Holders who made a QEF election. U.S. Holders are urged to consult with their own tax advisors about making a QEF election or market-to-market election and other aspects of the passive foreign investment company rules.

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

The Company's acquisition of SoftCare was completed at the close of business on June 18, 1999 and was accounted for as a reverse takeover. SoftCare was considered the accounting acquiror for financial statement purposes. Accordingly, the net assets of SoftCare have been included in the selected financial data at book values, and the net assets of the Company (pre-reverse takeover) have been recorded at fair market value at the date of acquisition. The historical shareholders' equity gives effect to the shares issuable to the shareholders of SoftCare upon exercise of the 11,000,000 Special Warrants. The consolidated operations of the Company for the five months ended May 31, 1999, the years ended December 31, 1998 and 1997, seven months ended December 31, 1996 and the years ended May 31, 1996 and 1995 are those of SoftCare and its subsidiaries and exclude the accounts of the Company (pre-reverse takeover). The results of the Company (pre-reverse takeover) are included in the consolidated statements of operations from the date of acquisition.

The selected financial data set forth for the year ended May 31, 2000, the five months ended May 31, 1999, and the years ended December 31, 1998 and 1997 are derived from the Company's audited consolidated financial statements included in this Report. The selected financial data of the Company for the seven months ended December 31, 1996 and the years ended May 31, 1996 and 1995 are derived from SoftCare's Unaudited financial statements not included herein.

Reference is made to Note 23 of the audited consolidated financial statements of the Company included herein for a discussion of the differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's consolidated financial statements.

                                 Year Ended  5 Months Ended    Year Ended    Year Ended  7 Months ended   Year Ended    Year ended
                                  May 31/00     May 31/99      Dec. 31/98   Dec. 31/97(1)  Dec. 31/96      May 31/96     May 31/95
                               -------------  -------------  -------------  ------------- -------------  ------------- -------------
Revenue                        $        547   $        351   $        849   $      1,998           268            604           616
Net Earning (loss)             $     (3,867)  $     (1,387)  $     (1,131)  $        423          (288)          (159)            5
Pro Forma Basic Earnings
  (Loss) Per Share(2)          $      (0.28)  $      (0.13)  $      (0.13)  $       0.05         (0.00)         (0.00)        (0.00)
Dividends per Share            $          -   $          -   $          -   $          -
Weighted Average Number of
  Shares, CDN GAAP(2)            13,838,197     11,000,000     11,000,000     11,000,000    11,000,000     11,000,000    11,000,000
Working Capital                $      7,301   $       (430)  $        519   $      1,753          (600)          (236)         (199)
Long Term Debt(4)              $        105   $        164   $        204   $        281           348            151             -
Shareholders' Equity CDN GAAP  $     (7,468)  $       (465)  $        475   $      1,606          (829)          (316)         (157)
Total Assets CDN GAAP          $      8,179   $        584   $      1,035   $      2,217           417            249           217
Net Earnings (Loss) U.S. GAAP  $     (3,959)  $     (1,387)  $     (1,131)  $        423          (288)          (159)            5
Pro Forma Basic Earnings (Loss)
  Per Share, U.S. GAAP(2,3)    $      (0.31)  $      (0.14)  $      (0.13)  $       0.05         (0.00)         (0.00)        (0.00)
Weighted Average Number of
  Shares U.S. GAAP(2,3)          12,838,197     10.000,000     10,000,000     10,000,000    10,000,000     10,000,000    10,000,000
Shareholders' Equity U.S. GAAP $      7,468   $        465   $        475   $      1,606          (829)          (316)         (157)
Total Assets U.S. GAAP         $      8,179   $        584   $      1,035   $      2,217           417            249           217

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

Other compensation relates to the estimated fair value of options granted to employees of the Company in April 1999. Prior to and in anticipation of the reverse takeover transaction, options to acquire 1,006,006 common shares of SoftCare, valued at $1,280,000, were granted to employees. These options were exercised on the reverse takeover date for cash proceeds of $247 resulting in a charge to income equal to the excess value of common shares over cash received of $1,279,753. The Company recorded $418,220 of this charge during the five month period ended May 31, 1999, and the remainder totaling $861,533 during the year ended May 31, 2000.

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

PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES

Not Applicable.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES

Not Applicable.

PART IV

ITEM 17. FINANCIAL STATEMENTS

The Company's consolidated financial statements are stated in Canadian Dollars ("CDN$") and are prepared in accordance with Generally Accepted Accounting Principles ("GAAP") in Canada, the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as noted in the notes to the consolidated financial statements.

The consolidated financial statements as required under Item 17 are included immediately following the text of this Report. The Company's consolidated financial statements for the twelve months ended May 31, 2000 were audited by Ernst & Young LLP, independent chartered accountants. The statements for five months ended May 31, 1999 and years ended December 31, 1998 and 1997 were audited by KPMG LLP, independent chartered accountants.

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