Form 20-F
period 2001-05-31
SOFTCARE EC COM INC
filed 2001-11-28
CIK 1108940

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED MAY 31, 2001

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
         FOR THE TRANSITION PERIOD FROM ____________ TO ____________

                         COMMISSION FILE NUMBER: 0-30610

                SOFTCARE EC INC. (FORMERLY SOFTCARE EC.COM INC.)
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                                 NOT APPLICABLE
--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)

                            BRITISH COLUMBIA, CANADA
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

    SUITE 107, 980 WEST 1ST STREET, NORTH VANCOUVER, BRITISH COLUMBIA V7P 3N4
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

      Title of each class              Name of each exchange on which registered

             None
---------------------------------            -------------------------------

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                         Common Shares Without Par Value
--------------------------------------------------------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      None
--------------------------------------------------------------------------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of: May 31, 2001 16,989,728 Common Shares.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 [X] Yes [ ] No

Indicate by check mark which financial statement item the registrant has elected to follow.

                             [X] Item 17 [ ]Item 18


                                                         TABLE OF CONTENTS

PART I............................................................................................................1

   Item 1.     Identity of Directors, Senior Management and Advisers..............................................1

   Item 2.     Offer Statistics and Expected Timetable............................................................1

   Item 3.     Key Information....................................................................................1

   Item 4.     Information on the Company........................................................................16

   Item 5.     Operating and Financial Review and Prospects......................................................29

   Item 6.     Directors, Senior Management and Employees........................................................36

   Item 7.     Major Shareholders and Related Party Transactions.................................................46

   Item 8.     Financial Information.............................................................................47

   Item 9.     The Offer and Listing.............................................................................48

   Item 10.    Additional Information............................................................................49

   Item 11.    Quantitative and Qualitative Disclosures About Market Risk........................................63

   Item 12.    Description of Securities Other than Equity Securities............................................63

PART II..........................................................................................................63

   Item 13.    Defaults, Dividend Arrearages and Delinquencies...................................................63

   Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds......................63

   Item 15.    [Reserved]........................................................................................63

   Item 16.    [Reserved]........................................................................................63

PART III.........................................................................................................63

   Item 17.    Financial Statements..............................................................................63

   Item 18.    Financial Statements..............................................................................64

   Item 19.    Exhibits..........................................................................................64

The financial statements and exhibits listed and referred to herein are filed with this report on Form 20-F in the United States. This report is also filed in Canada as an Annual Information Form and the Canadian filing does not include the consolidated financial statements and exhibits listed below. Canadian investors should refer to the annual consolidated financial statements of Softcare EC Inc. ("the Company") at May 31, 2001 as filed with the Canadian securities regulators.

NOTE REGARDING FORWARD LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company's plan of operations and other matters. Statements concerning revenues and profitability may also be deemed to constitute forward-looking statements to the extent that such statements reflect the conclusion of management that the sale of Company's products and services will generate revenues and profits. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to levels of activity, performance or achievements that may not be consistent with the Company's expectations, accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in service, and the potential for unexpected costs and expenses, the uncertainty of profitability based upon the Company's history of losses, failure to obtain adequate financing on a timely basis and other risks and uncertainties. Some of the important risks and uncertainties that could effect forward looking statements as described further in this document under the headings "Risk Factors", "Business Overview," and "Operating and Financial Review and Prospects."

Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance or achievements. Moreover, the Company does not assume and no other person assumes responsibility for the accuracy and completeness of these statements. The Company is under no obligation to update any of the forward-looking statements after the filing of this report to reflect actual results or changes in expectations.

                                Industry Glossary

"ASP" (APPLICATION SERVICE PROVIDER) means an online service for applications, providing users the ability to rent instead of buying applications and services.

"EC" (ELECTRONIC COMMERCE) means the direct electronic interaction between two computer applications, where the interaction involves the completion of a transaction or part of a transaction.

"EDI" (ELECTRONIC DATA INTERCHANGE) is a direct application to application exchange of information, using well-defined, tightly specified message formats and industry standards. Traditional business to business transactions such as delivery of invoices, late payment notices and purchase orders are carried out using EDI.

"EC" and "EDI" are important elements of corporate interaction and communication in today's global electronic marketplace. Companies interact daily with geographically diverse customers, suppliers, trading partners and divisions. These organizations increasingly need to exchange information and require their computer systems to effect the information exchange.

"IDE" (INTERNET DEVELOPMENT ENVIRONMENT) is a software tool that simplifies the development and deployment of Internet based applications.

"LEGACY APPLICATIONS" means applications that are significant to the operation of a business, but which lack the features or ability to take advantage of current technologies.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3. KEY INFORMATION.

A.       SELECTED FINANCIAL DATA

The following tables set forth and summarize financial data for the Company (stated in thousands of Canadian dollars, except per share amounts) for the Company's most recently completed fiscal year and for the Company's four preceding fiscal years, prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The tables also summarize certain corresponding information prepared in accordance with United States generally accepted accounting principles ("US GAAP"). Canadian GAAP, as applied to the Company, differs from US GAAP, as set forth in Note 21 to the Consolidated Financial Statements of the Company.

The information in the tables was extracted from and is qualified in its entirety by the more detailed consolidated financial statements of the Company included in this Annual Report.

The selected financial data should be read in conjunction with Item 5, "Operating and Financial Review and Projections" and in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto contained elsewhere in this Annual Report. In 1999, the Company changed its fiscal year end from December 31 to May 31 of each year.

Canadian GAAP
--------------------------------------------------------------------------------------------

ALL IN $1,000'S EXCEPT NUMBER
OF SHARES AND PER SHARE                                           (PERIOD ENDED)
AMOUNTS

                                    MAY 31,     MAY 31,     MAY 31,  DECEMBER 31, DECEMBER 31,
                                     2001        2000        1999       1998         1997
--------------------------------------------------------------------------------------------
Working capital (deficiency):     $  2,805    $  7,301    $   (430)   $    519    $  1,753

Revenues:                         $    460    $    547    $    351    $    849    $  1,998

Net earnings (loss):              $ (5,566)   $ (3,867)   $ (1,387)   $ (1,131)   $    423

Basic and diluted earnings        $  (0.35)   $  (0.41)   $  (0.13)   $  (0.13)   $   0.05
(loss) per share:

Total assets:                     $  3,621    $  8,179    $    584    $  1,035    $  2,217

Net Assets                        $  3,011    $  7,468    $   (465)   $    475    $  1,606

Long term debt:                   $    105    $    105    $    164    $    204    $    281

Total Liabilities:                $    610    $    710    $  1,049    $    560    $    611

Share capital                     $ 15,370    $ 14,260    $  2,460    $  2,012    $  2,012

Number of shares                    16,990      15,356      10,000      10,000      10,000

Retained earnings (deficit):      $(12,358)   $ (6,792)   $ (2,924)   $ (1,537)   $   (407)
--------------------------------------------------------------------------------------------

                                      -1-


US GAAP
--------------------------------------------------------------------------------------------

ALL IN $1,000'S EXCEPT NUMBER
OF SHARES AND PER SHARE                                           (PERIOD ENDED)
AMOUNTS


                                    MAY 31,     MAY 31,     MAY 31,  DECEMBER 31, DECEMBER 31,
                                     2001        2000        1999       1998         1997
--------------------------------------------------------------------------------------------
Working capital (deficiency):     $  2,805    $  7,301    $   (430)   $    519    $  1,753

Revenues:                         $    460    $    547    $    351    $    849    $  1,998

Net earnings (loss):              $ (5,566)   $ (3,867)   $ (1,387)   $ (1,131)   $    423

Earnings (loss) per share:        $  (0.35)   $  (0.42)   $  (0.13)   $  (0.13)   $   0.05

Proforma earnings (loss) per             -           -    $  (0.14)   $  (0.11)   $  (0.04)
share:

Total assets:                     $  3,621    $  8,179    $    584    $  1,035    $  2,217

Net Assets                        $  3,011    $  7,468    $   (465)   $    475    $  1,606

Long term debt:                   $    105    $    105    $    164    $    204    $    281

Total Liabilities:                $    610    $    710    $  1,049    $    560    $    611

Share capital                     $ 15,370    $ 14,352    $  2,460    $  2,012    $  2,012

Number of shares                    16,990      15,356      10,000      10,000      10,000

Retained earnings (deficit):      $(12,358)   $ (6,884)   $ (2,924)   $ (1,537)   $   (407)
--------------------------------------------------------------------------------------------

The Company has paid no dividends on its shares since incorporation and does not anticipate doing so for the foreseeable future. The declaration of dividends on the Common Shares of the Company is within the discretion of the Company's board of directors and will depend upon, among other factors, earnings, capital requirements and the operating and financial condition of the Company.

Exchange Rate Information
-------------------------

The Company's accounts are maintained in Canadian dollars. In this report, all dollar amounts are expressed in Canadian dollars except where otherwise indicated.

The following tables set forth, for the periods indicated, the high and low rates of exchange of Canadian dollars into United States dollars, the average of such exchange rates on the last day of each month during the periods, and the end of period rates. Such rates are shown as, or are derived from, the reciprocals of the noon buying rates in New York City for cable transfers payable in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York.

The high and low exchange rates for each month during the previous six months are as follows:

--------------------------------------------------------------------------------
Month                               High                           Low
--------------------------------------------------------------------------------

October 2001                       1.5867                         1.5579

September 2001                     1.5797                         1.5535

August 2001                        1.5490                         1.5275

July 2001                          1.5450                         1.5102

June 2001                          1.5347                         1.5142

May 2001                           1.5541                         1.5310
--------------------------------------------------------------------------------

The high, low, average and closing exchange rates for each of the Company's five previous period ends are as follows:

--------------------------------------------------------------------------------
                                  PERIOD ENDED
--------------------------------------------------------------------------------

                        MAY 31,     MAY 31,     MAY 31,   DECEMBER     DECEMBER
                         2001        2000        1999     31, 1998     31, 1997
--------------------------------------------------------------------------------

High                    1.5790      1.5135      1.5302      1.5770      1.4365

Low                     1.4933      1.4350      1.4538      1.4075      1.3357

Average                 1.5168      1.4725      1.4916      1.4894      1.3894

Period End              1.5461      1.4977      1.4725      1.5375      1.4288
--------------------------------------------------------------------------------

On November 21, 2001, the exchange rate of Canadian dollars into United States dollars, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was US $1.00 equals Cdn $1.6018.

B.       CAPITALIZATION AND INDEBTEDNESS.

Not applicable.

C.       REASONS FOR THE OFFER AND USE OF PROCEEDS.

Not applicable.

RISK FACTORS

An investment in the Common Shares of the Company must be considered speculative due to the nature of the Company's business and the present stage of its operations. In particular, the following risk factors apply:

LONG SALES CYCLES

The Company's sales cycles are lengthy, which makes it difficult to predict revenues and budget expenses. Sales cycles vary substantially from customer to customer, but typically range from three to ten months.

The Company's software products are complex and perform or directly affect mission-critical functions across many different functional and geographic areas of the customer's enterprise. Potential customers tend to engage in extensive internal reviews before making purchase decisions. In many cases, customers must change established business practices when they install the Company's software. The Company's sales staff or its Value Added Partners must dedicate significant time consulting with a potential customer concerning the substantial technical and business concerns associated with implementing the Company's products. The purchase of the Company's products is often discretionary, and as such lengthy sales efforts may not result in a sale.

RISK OF RELIANCE ON THIRD PARTY VENDORS

The Company incorporates into its products certain software licensed to it by other software developers. In particular, the Company is dependent on suppliers for the database software and the graphical user interface software used in its EDI products. Any termination of, or significant disruption in, the Company's ability to license these products would adversely affect the Company's products and its revenues. The licenses for most of these products are non-exclusive. Any technical problems or errors with current or future versions of these licensed products could cause errors or technical problems in the Company's products, which could result in loss of sales, delays in or elimination of market acceptance of the Company's products, damage to the Company's brand and its reputation, product returns, increased costs, and diversion of development resources, product redesigns and increased warranty and servicing costs.

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

The existence of products of which the Company is not aware, or products that may be developed in the future, may adversely affect the marketability of the Company's products. There can be no assurance that existing and future competitors will not offer products superior to or lower in price than those of the Company, or that the Company's efforts to differentiate its products from competing products will prove successful. Failure by the Company to keep pace in its marketplace could lead to recurring financial losses, which could adversely affect the value of shareholders' investments.

RISK OF INTERNET SECURITY BREACHES

A fundamental requirement to conduct Internet-based business-to-business electronic commerce is the secure transmission of confidential information over public networks.

Advances in computer capabilities, new discoveries in the field of cryptography, the development of new computer viruses or other developments by partners to protect content and transactions on online trading exchanges or proprietary information in customers' and their business partners' databases will affect the success of the Company's products. Anyone who is able to circumvent security measures could misappropriate proprietary, confidential customer information or cause interruptions in customers' and their business partners' operations which will adversely affect the business of the Company. The Company's customers and their business partners may be required to incur significant costs to protect against security breaches, including computer viruses, or to alleviate problems caused by security breaches, reducing their demand for the Company's software. Further, a well-publicized compromise of security could deter businesses from using the Internet to conduct transactions that involve transmitting confidential information. The failure of the security features of the Company's software to prevent security breaches, or well publicized security breaches affecting the Internet in general, could significantly harm the Company's business, operating results and financial condition, or may result in a compromise or breach of the security features contained in the Company's software or the algorithms used by customers and their business.

RISK OF PRODUCT LIABILITY CLAIMS

If the Company becomes subject to product liability claims, these could be time consuming and costly to defend. Errors, defects or other performance problems in the Company's software could result in financial or other damages to customers. Customers could seek damages for losses that, if successful, could harm the Company's business significantly. Although the Company's license agreements typically contain provisions designed to limit exposure to product liability claims, existing or future laws or unfavorable judicial decisions could negate these limitations of liability provisions. The Company has not experienced any product liability claims to date; however, a product liability claim brought against the Company, even if not successful, could be time consuming and costly to defend and could harm the Company's reputation.

RISK OF DEPENDENCE ON SENIOR MANAGEMENT

The Company's success is dependent on the services of a number of members of senior management, particularly Martyn Armstrong, the Company's founder, President, CEO and Chairman, Wayne Zielke, Chief Financial Officer and Sted Chen, Vice President Engineering. The experience of these individuals will be a key-contributing factor to the Company's success and growth. The loss of one or more of these individuals could have a material adverse effect on the Company's operations and business prospects. The Company presently carries key-man life insurance on the life of Martyn Armstrong. This reliance on a few key people presents an inherent risk to the value of the shares and the interests of the Company's shareholders.

RISK OF LACK OF TRADEMARK PROTECTION

The Company has not filed trademark applications in the United States or Canada for the name "SoftCare." A competitor of the Company holds a registered trademark for the name "SoftCare" in the United States.

In July 1996, SECI (as hereinafter defined) entered into a Cooperation Agreement with TRW Inc. ("TRW"), an Ohio-based manufacturer of products and services for the automotive, space, defense and information management markets. Pursuant to the Cooperation Agreement, SECI developed and completed an Intranet and Internet electronic commerce software product family for communications, message switching, e-mail, fax, EDI, audit and service billing, known as OpenEC. The product was supplied by TRW to ADFIAP Global Data Interchange Network ("ANET"), a Southeast Asian communications network for approximately 78 banks and their customers. The Cooperation Agreement terminated in May 1999. TRW retains rights to use the name "OpenEC" in connection with products developed under the Cooperation Agreement. The deliverable was presented to and accepted by TRW in February 1998. TRW subsequently determined not to proceed with implementation of the Asian project. That software has not been subsequently used or licensed by the Company or TRW. The Company may be required to cease using one or both names if another user enjoins the Company from using such name, or if the Company determines that it cannot effectively differentiate its products using these names. Any litigation involving these names would have all of the risks and costs associated with proprietary rights litigation. In the event the Company is forced to cease using either name, it will be required to select new names for either its products or its business, or both. This could in turn lead to a loss of the Company's goodwill attached to those names and additional expenses in re-labelling products, changing business forms and promoting the new names.

RISK OF DEPENDENCE ON INTELLECTUAL PROPERTY

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

RISK OF CONTROL BY MANAGEMENT

The Company's executive officers and directors currently maintain substantial voting control over the Company. The Company's executive officers and directors beneficially own, in the aggregate, approximately 41.24% of our outstanding common shares, including shares currently held in trust for employees, for which executive officers serve as trustees. As a result, these stockholders (or subgroups of them) retain substantial control over matters requiring approval by stockholders, such as the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control.

WE HAVE A RELATIVELY LIMITED OPERATING HISTORY AND HAVE OR MAY MAKE ACQUISITIONS. THESE FACTS MAKE IT DIFFICULT TO EVALUATE OUR FUTURE PROSPECTS BASED ON HISTORICAL OPERATING RESULTS.

We began in this business model in 1996 and have a relatively limited operating history. Our limited operating history makes an evaluation of our future prospects very difficult. We began shipping our first product, TradeLink EDI in 1993 and began to operate the SoftCare OpenEC product set in 1999. Our follow on products in the OpenEC line only began to be installed during 1999-2000. We will encounter risks and difficulties frequently encountered by companies in new and rapidly evolving markets, including risks associated with our acquisition of FMG. Many of these risks are described in more detail in this "Risk Factors" section. We may not successfully address any of these risks. If we do not successfully address these risks, our business would be seriously harmed.

THE MARKET FOR OUR PRODUCTS AND SERVICES IS AT AN EARLY STAGE. THEY MAY NOT ACHIEVE WIDESPREAD MARKET ACCEPTANCE.

The market for Internet-based electronic commerce applications and services is at an early stage of development. Our success depends on a significant number of large buying organizations, marketplaces and exchanges implementing our products and services. Our ability to attract additional customers for our products and services will depend on using our existing customers as reference accounts. If our products and services do not achieve market acceptance, our business will be seriously harmed.

WE HAVE A HISTORY OF LOSSES AND EXPECT TO INCUR SIGNIFICANT ADDITIONAL LOSSES IN THE FUTURE.

We had an accumulated deficit of approximately $12.4 million as of May 31, 2001. We expect to incur significant losses for the foreseeable future for a number of reasons, including the following: License revenues from products and services declined in the quarter ended May 31, 2001 compared to the quarter ended February 28, 2001 and are not expected to grow and could decline further; transaction-based revenues from network access, network services and independent Internet marketplaces are based on unproven business models and may not grow; although we have announced a program to significantly reduce expense levels, we may not reduce expenses to anticipated levels and we may incur significant sales and marketing, research and development and general and administrative expenses in the future; if we reduce expenses beyond a certain point we may be unable to support or attract customers; we will continue to incur substantial non-cash expenses resulting from deferred compensation and potentially the issuance of or reduction in price of warrants/options. We expect to incur significant losses at least through the fiscal period ending May 31, 2003 and perhaps beyond.

OUR QUARTERLY OPERATING RESULTS ARE VOLATILE AND DIFFICULT TO PREDICT.

Our quarterly operating results have varied significantly in the past and will likely vary significantly in the future. For example, our quarterly operating results for the quarter ended May 31, 2001 were significantly lower than our operating results for the same period ended May 31, 2000. We believe that period-to-period comparisons of our results of operations are not meaningful and should not be relied upon as indicators of future performance. Our quarterly operating results may vary depending on a number of factors, including the following:

RISKS RELATED TO REVENUES: fluctuations in demand for our products and services; changes in the timing of sales of our products and services because our sales cycle changes; we realize a significant portion of revenues at the end of each fiscal quarter and we depend on a relatively small number of customers for relatively large orders; changes in the percentage of bookings in a given quarter that are recognized as revenues in that quarter; actions taken by our competitors, including new product introductions and enhancements; and an economic slowdown or recession affecting the economy generally or our industry in particular.

RISKS RELATED TO EXPENSES: Payments of variable costs which are calculated as a percentage of sales are difficult to predict. These variable costs increase the risk of the Company achieving profits as a result of future increases in sales. Examples of variable costs which the Company are or could be committed to are as follows; payment of compensation to sales personnel based on achieving sales targets and co-sale payments, referral fees and other commissions to our strategic partners based on our sales; royalties paid to third parties for technology incorporated into our products and services. These costs are incurred as revenues increase but also limit our ability to control costs, including any planned reduction in expense levels. As well, fluctuations in certain non-cash expenses impact the future net income of the Company and are related to the issuance of warrants/options to purchase common stock of which the related non-cash expenses are calculated based on fluctuations in our stock price, which are beyond the control of management.

RISKS RELATED TO OPERATIONS: our ability to scale our systems and operations to support large numbers of customers, suppliers and transactions; our ability to develop, introduce and market new products and enhancements to our existing products on a timely basis; changes in our pricing policies and business model or those of our competitors; and integration of our recent acquisitions and any future acquisitions.

OUR REVENUES IN ANY QUARTER MAY DEPEND ON A RELATIVELY SMALL NUMBER OF RELATIVELY LARGE ORDERS. WE HAVE RECENTLY EXPERIENCED LENGTHENING SALES CYCLES AND DEFERRALS OF A NUMBER OF LARGE ANTICIPATED ORDERS.

Our quarterly revenues are especially subject to fluctuation because they depend on the sale of relatively large orders for our products and related services. Many of these orders are realized at the end of the fiscal quarter. As a result, our quarterly operating results may fluctuate significantly if we are unable to complete one or more substantial sales in any given quarter. We have recently experienced lengthening sales cycles and deferrals of a number of large anticipated orders that we believe have been affected by general economic uncertainty.

REVENUES IN ANY FUTURE QUARTER MAY BE ADVERSELY AFFECTED TO THE EXTENT WE DEFER RECOGNIZING REVENUE FROM CONTRACTS BOOKED IN THAT QUARTER.

We frequently enter into contracts where we recognize only a portion of the potential revenue under the contract in the quarter in which we enter into the contract. For example, we may recognize revenue on a ratable basis over the life of the contract or enter into contracts where the recognition of revenue is conditioned upon delivery of future software elements. As a result, revenues in any given quarter may be adversely affected to the extent we enter into contracts where revenue under those contracts is recognized in future periods. If any contingencies arise in delivery that cause the customer to return the software we may be affected negatively insofar as we are required to reimburse the customer for payments made on account of such sale.

ANY FUTURE ACQUISITIONS MAY, REQUIRE US TO INCUR SIGNIFICANT CHARGES FOR INTANGIBLE ASSETS.

Any future acquisitions may, require us to incur significant charges for goodwill and other intangible assets, which will negatively affect our operating income.

A DECLINE IN REVENUES MAY HAVE A DISPROPORTIONATE IMPACT ON OPERATING RESULTS.

Because our fixed cost levels are relatively stable in the near term for a given quarter and are based in part on expectations of our future revenues and need to support certain customer requirements, any decline in our revenues to a level that is below our expectations would have a disproportionately adverse impact on our operating results for that quarter.

IMPLEMENTATION OF OUR PRODUCTS BY LARGE CUSTOMERS IS COMPLEX, TIME CONSUMING AND EXPENSIVE. WE FREQUENTLY EXPERIENCES LONG SALES AND IMPLEMENTATION CYCLES.

Enterprise-wide solutions that must be deployed with many users within a buying organization consume resources. Implementation of these solutions by buying organizations is complex, time consuming and expensive. In many cases, our customers must change established business practices. In addition, they must generally consider a wide range of other issues before committing to purchase our products and services, including product benefits, ease of installation, ability to work with existing computer systems, ability to support a larger user base, functionality and reliability. Furthermore, many customers will be addressing these issues for the first time in the context of implementing these solutions. As a result, we must often educate potential customers on the use and benefits of our products and services. In addition, we believe that the purchase of our products is often discretionary and generally involves a significant commitment of capital and other resources by a customer. It frequently takes several months to finalize a sale and requires approval at a number of management levels within the customer organization. The implementation and deployment of our products requires a significant commitment of resources by our customers and third party and/or professional services organizations. Because we target different sized customers, our sales cycles typically average approximately two to ten months for our different product offerings.

WE EXPECT TO DEPEND ON PRIVATE LABEL HOME, OPENEC AND TRADELINK FOR A SUBSTANTIAL PORTION OF OUR BUSINESS FOR THE FORESEEABLE FUTURE. THIS BUSINESS COULD BE CONCENTRATED IN A RELATIVELY SMALL NUMBER OF CUSTOMERS.

For the quarter ended May 31, 2001, almost all revenues came from either sales of Tradelink licenses or related products, services and annual maintenance, with negligible revenues coming from either Private Label Home or OpenEC. We anticipate that revenues from Private Label Home, OpenEC and TradeLink and related products and services will constitute a substantial portion of our revenues in the foreseeable future. If anticipated revenues from OpenEC and Private Label Home do not materialize as anticipated then we will suffer significant shortfall in revenues on investments made. If we experience a price decline or fail to achieve broad market acceptance of these products our business would be seriously harmed. In addition, for the quarter ended May 31, 2001, a relatively small number of customers accounted for a substantial portion of revenues from sales. We may continue to derive a significant portion of our revenues from a relatively small number of customers.

BUSINESS-TO-BUSINESS ELECTRONIC COMMERCE PURCHASING NETWORKS ARE AT AN EARLY STAGE OF DEVELOPMENT AND MARKET ACCEPTANCE.

Our business would be seriously harmed if electronic commerce purchasing and collaborations between businesses does not achieve broad and timely market acceptance. Market acceptance of this method of purchasing is subject to a number of significant risks. These risks include: operating resource management and procurement over the Internet is a new market; our software may not be able to support large numbers of buyers and suppliers and cause slower response times and other problems; our need to enhance the interfaces between our products; our need to significantly enhance the features and services of our products to achieve widespread commercial acceptance of our software; and our need to significantly expand our internal resources to support planned growth. We depend on suppliers joining the collaborations established by licensors of our OpenEC and Private Label Home platforms. Any failure of suppliers to join in sufficient and increasing numbers would make the network less attractive to buyers and consequently other suppliers. In order to provide buyers with an organized method for accessing goods and services, we rely on suppliers to maintain Web-based catalogues (product catalogues maintained in electronic format), indexing services (services that provide electronic product indices) and other content aggregation tools (software tools that allow users to aggregate information maintained in electronic format). Our inability to access and index these catalogues and services would result in our customers having fewer products and services available to them through our solution, which would adversely affect the perceived usefulness of our products.

OUR BUSINESS WILL BE SERIOUSLY HARMED IF WE DO NOT DEVELOP A SUCCESSFUL REVENUE MODEL.

We have not yet fully evolved our revenue model for services associated with our software. The associated revenues may be a combination of transaction and/or annual subscription fees. Examples of such services might include electronic payment, bid/quote and sourcing, among others. However, we cannot predict whether these services and other functionality will be commercially successful or whether they will adversely impact revenues from our products and services. We would be seriously harmed if the conduct of electronic commerce purchasing or collaboration over the internet are not commercially successful.

WE RELY ON THIRD PARTIES TO EXPAND, MANAGE AND MAINTAIN THE COMPUTER AND COMMUNICATIONS EQUIPMENT AND SOFTWARE NEEDED FOR THE DAY-TO-DAY OPERATIONS.

We rely on several third parties to provide hardware, software and services required to expand, manage and maintain the computer and communications equipment and software needed for the day-to-day operations. Services provided by these parties include managing servers, maintaining communications lines and managing network data centers. We may not successfully obtain these services on a timely and cost effective basis. For example, many of these third parties experienced significant outages in the past and could experience outages, delays and other difficulties due to system failures unrelated to our systems. Any problems caused by these third parties could cause users to perceive our solutions as not functioning properly and to use other methods to buy goods and services. It would take time to replace these third parties.

WE DEPEND ON STRATEGIC RELATIONSHIPS WITH OUR PARTNERS.

We have established strategic reselling, ASP and hosting relationships with some outside companies. These companies are entitled to resell and/or host our products to their customers. These relationships are new and this strategy is unproven. We cannot be assured that any of these resellers, ASP partners or hosts, or those we may contract with in the future, will be able to resell our products to an adequate number of customers. If our current or future strategic partners are not able to successfully resell our products, our business could be seriously harmed. We plan to expand our strategic relationships both domestically and internationally. As part of these agreements, we will be deploying critical employee resources to help promote alliances. There is no guarantee that alliances will be successful in creating a larger market for our product offerings. If alliances are not successful, our business, operating results and financial position could be seriously harmed.

OUR BUSINESS WILL BE SERIOUSLY HARMED IF WE FAIL TO ESTABLISH AND MAINTAIN RELATIONSHIPS WITH THIRD PARTIES THAT WILL EFFECTIVELY IMPLEMENT OPENEC.

We rely, and expect to rely increasingly, on a number of third parties to implement OpenEC and other products at customer sites. Where these products are enterprise-wide solutions that must be deployed within the customer's organization the implementation process is complex, time-consuming and expensive. We rely on third parties to implement our products, because we lack the internal resources to implement our products at current and potential customer sites. If we are unable to establish effective, long-term relationships with our implementation providers, or if they do not meet the needs or expectations of their customers, our business would be seriously harmed. Our current implementation partners are not contractually required to continue to help implement our products. As a result of the limited resources and capacities of many third-party implementation providers, we may be unable to establish or maintain relationships with third parties having sufficient resources to provide the necessary implementation services to support our needs. If these resources are unavailable, we will be required to provide these services internally, which would significantly limit our ability to meet our customers' implementation needs. A number of our competitors, including Oracle, SAP and PeopleSoft, have significantly more well-established relationships with these third party system integrators and, as a result, these third parties may be more likely to recommend competitors' products and services rather than our own. In addition, we cannot control the level and quality of service provided by our current and future implementation partners.

WE FACE INTENSE COMPETITION FROM MANY PARTICIPANTS IN THE BUSINESS-TO-BUSINESS ELECTRONIC COMMERCE AND COLLABORATION INDUSTRY. IF WE ARE UNABLE TO COMPETE SUCCESSFULLY, OUR BUSINESS WILL BE SERIOUSLY HARMED.

The market for our solutions is intensely competitive, evolving and subject to rapid technological change. The intensity of competition has increased and is expected to further increase in the future. This increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any one of which could seriously harm our business. Competitors vary in size and in the scope and breadth of the products and services offered.

We also increasingly encounter competition with respect to different aspects of our solution from companies such as Captura Software, Clarus, Commerce One, I2, Ariba, Concur Technologies, Extensity, GE Information Services, Intelisys, Netscape Communications, a subsidiary of America Online, RightWorks and VerticalNet. We also encounter significant competition from several major enterprise software developers, such as Oracle, PeopleSoft and SAP.

In addition, because there are relatively low barriers to entry in the business-to-business exchange market, we expect additional competition from other established and emerging companies, particularly if they acquire one of our competitors. For example, third parties that currently help implement OpenEC and our other products could begin to market products and services that compete with our products and services. We could also face competition from new companies who introduce an Internet-based management solution. Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, significantly greater name recognition and a larger installed base of customers than us. In addition, many of our competitors have well-established relationships with our current and potential customers and have extensive knowledge of our industry. In the past, we have lost potential customers to competitors for various reasons, including lower prices and incentives not matched by us. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address customer needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We also expect that competition will increase as a result of industry consolidations. We may not be able to compete successfully against our current and future competitors.

IF WE FAIL TO DEVELOP OUR PRODUCTS AND SERVICES IN A TIMELY AND COST-EFFECTIVE BASIS, OR IF OUR PRODUCTS AND SERVICES DO NOT ACHIEVE MARKET ACCEPTANCE, OUR BUSINESS WILL BE SERIOUSLY HARMED.

We may fail to introduce or deliver new releases or new potential offerings on a timely and cost-effective basis or at all. The life cycles of our products are difficult to predict because the market for our products is new and emerging, and is characterized by rapid technological change, changing customer needs and evolving industry standards. The introduction of products employing new technologies and emerging industry standards could render our existing products or services obsolete and unmarketable. In addition, we have experienced delays in the commencement of commercial shipments of our new releases of OpenEC and Private Label Home [and other products] in the past. If new releases or potential new products are delayed or do not achieve market acceptance, we could experience a delay or loss of revenues and customer dissatisfaction. For us to be successful, our products and services must keep pace with technological developments and emerging industry standards, address the ever-changing and increasingly sophisticated needs of our customers and achieve market acceptance. In developing new products and services, we may fail to develop and market products that respond to technological changes or evolving industry standards in a timely or cost-effective manner; encounter products, capabilities or technologies developed by others that render our products and services obsolete or noncompetitive or that shorten the life cycles of our existing products and services; experience difficulties that could delay or prevent the successful development, introduction and marketing of these new products and services; experience deferrals in orders in anticipation of new products or releases; or fail to develop new products and services that adequately meet the requirements of the marketplace or achieve market acceptance. As a result of the foregoing factors, we could experience a delay or loss of revenues and customer dissatisfaction when introducing new and enhanced products and services.

SOME OF OUR CUSTOMERS ARE SMALL EMERGING GROWTH COMPANIES OR LARGER FISCALLY CHALLENGED COMPANIES THAT MAY REPRESENT CREDIT RISKS.

Some of our customers expanded to include small, emerging, growth companies. Many of these companies have limited operating histories, are operating at a loss and have limited access to capital. With the significant slowdown in U.S. and Canadian economic growth in the past several months and uncertainty relating to the prospects for near-term U.S. and Canadian economic growth, some of these customers may represent a credit risk. If our customers experience financial difficulties or fail to experience commercial success, we may have difficulty collecting on our accounts.

NEW VERSIONS AND RELEASES OF OUR PRODUCTS MAY CONTAIN ERRORS OR DEFECTS.

Our products are complex. They may contain undetected errors or failures when first introduced or as new versions are released. This may result in loss of, or delay in, market acceptance of our products. We have in the past discovered software errors in our new releases and new products after their introduction. For example, in the past we discovered problems with respect to the ability of software written in Java to scale to allow for large numbers of concurrent users. We have experienced delays in release, lost revenues and customer frustration during the periods required to correct these errors. We may in the future discover errors and additional scalability limitations in new releases or new products after the commencement of commercial shipments.

WE COULD BE SUBJECT TO POTENTIAL PRODUCT LIABILITY CLAIMS AND THIRD PARTY LIABILITY CLAIMS RELATED TO PRODUCTS AND SERVICES.

Our customers use our products and services to manage their goods and services procurement and other business processes. Any errors, defects or other performance problems could result in financial or other damages to our customers. A product liability claim brought against us, even if not successful, would likely be time consuming and costly and could seriously harm our business. Although our customer license agreements typically contain provisions designed to limit our exposure to product liability claims, existing or future laws or unfavorable judicial decisions could negate these limitation of liability provisions. The law relating to the liability of providers of listings of products and services sold over the Internet for errors, defects or other performance problems with respect to those products and services is currently unsettled. We will not pre-screen the types of products and services that may be purchased. Some of these products and services could contain performance or other problems. Similar issues may arise for business-to-business marketplaces and exchanges. We may not successfully avoid civil or criminal liability for problems related to the products and services sold using our products. Any claims or litigation could still require expenditures in terms of management time and other resources to defend ourselves. Liability of this sort could require us to implement measures to reduce our exposure to this liability, which may require us, among other things, to expend substantial resources or to discontinue certain product or service offerings or to take precautions to ensure that certain products and services are not available.

IF THE PROTECTION OF OUR INTELLECTUAL PROPERTY IS INADEQUATE, OUR COMPETITORS MAY GAIN ACCESS TO OUR TECHNOLOGY, AND WE MAY LOSE CUSTOMERS.

We depend on our ability to develop and maintain the proprietary rights of our technology. To protect our proprietary technology, we rely primarily on a combination of contractual provisions, including customer licenses that restrict use of our products, confidentiality agreements and procedures, and patent, copyright, trademark and trade secret laws. We may not develop proprietary products that are patentable. Despite our efforts, we may not be able to adequately protect our proprietary rights, and our competitors may independently develop similar technology, duplicate our products or design around any patents issued to us or our other intellectual property. This is particularly true because some foreign laws do not protect proprietary rights to the same extent as do Canadian and United States laws. The validity, enforceability and type of protection of proprietary rights in Internet related industries is uncertain and evolving. There has been a substantial amount of litigation in the software industry and the Internet industry regarding intellectual property rights. We expect that software product developers and providers of electronic commerce solutions will increasingly be subject to infringement claims, and third parties may claim that we or our current or potential future products infringe their intellectual property. Any claims, with or without merit, could be time consuming, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all, which could seriously harm our business. We must now, and may in the future have to, license or otherwise obtain access to intellectual property of third parties. For example, we are currently dependent on developers' licenses from enterprise resource planning ("ERP"), database, human resource, project management and other system software vendors in order to ensure compliance of our products with their management systems. We may not be able to obtain any required third party intellectual property in the future.

IF WE DO NOT EFFECTIVELY MANAGE OUR GROWTH AND EXPANSION, OUR BUSINESS WILL BE HARMED.

If we are unable to manage our growth and expansion, our business will be seriously harmed. Our ability to compete effectively and to manage future expansion of our operations, if any, will require us to continue to improve our financial and management controls, reporting systems and procedures on a timely basis, and expand, train and manage our employee work force. We have implemented new systems to manage our financial and human resources infrastructure. We may find that these systems, our personnel, procedures and controls may be inadequate to support our future operations.

AS WE EXPAND OUR INTERNATIONAL SALES AND MARKETING ACTIVITIES, OUR BUSINESS WILL BE SUSCEPTIBLE TO NUMEROUS RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS.

To be successful, we believe we must continue to expand our international operations and hire additional international personnel. Therefore, we have committed and expect to continue to commit significant resources to expand our international sales and marketing activities. If successful, we will be subject to a number of risks associated with international business activities. These risks generally include: currency exchange rate fluctuations; seasonal fluctuations in purchasing patterns; unexpected changes in regulatory requirements; tariffs, export controls and other trade barriers; longer accounts receivable payment cycles and difficulties in collecting accounts receivable; difficulties in managing and staffing international operations; potentially adverse foreign tax consequences, including withholding in connection with the repatriation of earnings; the burdens of complying with a wide variety of foreign laws; the risks related to the recent global economic turbulence and adverse economic circumstances in Asia; and political instability.

WE MAY BE UNABLE TO COMPLETE ANY FUTURE ACQUISITIONS. OUR BUSINESS COULD BE ADVERSELY AFFECTED AS A RESULT.

We anticipate that it may be necessary or desirable to acquire additional businesses, products or technologies. If we identify an appropriate acquisition candidate, we may not be able to negotiate the terms of the acquisition successfully, finance the acquisition or integrate the acquired business, products or technologies into our existing business and operations. If our efforts are not successful, our business could seriously be harmed.

ANY FUTURE ACQUISITIONS MAY DILUTE OUR EQUITY AND ADVERSELY EFFECT OUR FINANCIAL POSITION.

Any future acquisition in which the consideration consists of stock or other securities may significantly dilute our equity. Any future acquisition in which the consideration consists of cash may require us to use a substantial portion of our available cash. Financing for future acquisitions may not be available on favorable terms, or at all.

ANY FUTURE ACQUISITIONS WILL BE SUBJECT TO A NUMBER OF RISKS.

Any future acquisitions will be subject to a number of risks including: the diversion of management time and resources; the difficulty of assimilating the operations and personnel of the acquired companies; the potential disruption of the ongoing businesses; the difficulty of incorporating acquired technology and rights into our products and services; unanticipated expenses related to technology integration; difficulties in maintaining uniform standards, controls, procedures and policies; the impairment of relationships with employees and customers as a result of any integration of new management personnel; and potential unknown liabilities associated with acquired businesses.

IN THE FUTURE, WE MAY NEED TO RAISE ADDITIONAL CAPITAL IN ORDER TO REMAIN COMPETITIVE IN THE BUSINESS-TO-BUSINESS ELECTRONIC COMMERCE INDUSTRY. THIS CAPITAL MAY NOT BE AVAILABLE ON ACCEPTABLE TERMS, IF AT ALL.

We believe that our existing cash and cash equivalents and our anticipated cash flow from operations will be sufficient to meet our working capital and operating resource expenditure requirements for at least the next year. After that, we may need to raise additional funds and we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all. If we cannot raise funds on acceptable terms, if and when needed, we may not be able to develop or enhance our products and services, take advantage of future opportunities, grow our business or respond to competitive pressures or unanticipated requirements, which could seriously harm our business.

OUR STOCK PRICE IS HIGHLY VOLATILE.

Our stock price has fluctuated dramatically. There is a significant risk that the market price of the common stock will decrease significantly in the future in response to any of the following factors, some of which are beyond our control: variations in our quarterly operating results; announcements that our revenue or income are below analysts' expectations; changes in analysts' estimates of our performance or industry performance; general economic slowdowns; changes in market valuations of similar companies; sales of large blocks of our common stock; announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments; loss of a major customer or failure to complete significant license transactions; additions or departures of key personnel; and fluctuations in stock market price and volume, which are particularly common among highly volatile securities of software and Internet-based companies.

WE ARE AT RISK OF SECURITIES LITIGATION DUE TO OUR STOCK PRICE VOLATILITY.

In the past, securities litigation has often been brought against a company following periods of volatility in the market price of its securities. We have recently experienced significant volatility in the price of our stock. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources, which could seriously harm our business.

WE DEPEND ON INCREASING USE OF THE INTERNET AND ON THE GROWTH OF ELECTRONIC COMMERCE. IF THE USE OF THE INTERNET AND ELECTRONIC COMMERCE DO NOT GROW AS ANTICIPATED, OUR BUSINESS WILL BE SERIOUSLY HARMED.

Our business depends on the increased acceptance and use of the Internet as a medium of commerce. Rapid growth in the use of the Internet is a recent phenomenon. As a result, acceptance and use may not continue to develop at historical rates and a sufficiently broad base of business customers may not adopt or continue to use the Internet as a medium of commerce. Demand and market acceptance for recently introduced services and products over the Internet are subject to a high level of uncertainty, and there exist few proven services and products. Our business would be seriously harmed if: use of the Internet and other online services does not continue to increase or increases more slowly than expected; the technology underlying the Internet and other online services does not effectively support any expansion that may occur; or the Internet and other online services do not create a viable commercial marketplace, inhibiting the development of electronic commerce and reducing the need for our products and services.

WE DEPEND ON THE ACCEPTANCE OF THE INTERNET AS A COMMERCIAL MARKETPLACE, AND THIS ACCEPTANCE MAY NOT OCCUR ON A TIMELY BASIS.

The Internet may not be accepted as a viable long-term commercial marketplace for a number of reasons. These reasons include: potentially inadequate development of the necessary communication and computer network technology, particularly if rapid growth of the Internet continues; delayed development of enabling technologies and performance improvements; delays in the development or adoption of new standards and protocols; and increased governmental regulation. Since our business depends on the increased acceptance and use of the Internet as a medium of commerce, if the Internet is not accepted as a viable medium of commerce or if that acceptance takes place at a rate that is slower than anticipated, our business would be harmed.

SECURITY RISKS AND CONCERNS MAY DETER THE USE OF THE INTERNET FOR CONDUCTING ELECTRONIC COMMERCE.

A significant barrier to electronic commerce and communications is the secure transmission of confidential information over public networks. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments could result in compromises or breaches of our security systems or those of other Internet/web sites to protect proprietary information. If any well-publicized compromises of security were to occur, it could have the effect of substantially reducing the use of the Internet for commerce and communications. Anyone who circumvents our security measures could misappropriate proprietary information or cause interruptions in our services or operations. The Internet is a public network, and data is sent over this network from many sources. In the past, computer viruses and software programs that disable or impair computers, have been distributed and have rapidly spread over the Internet. Computer viruses could be introduced into our systems or those of our customers or suppliers, which could disrupt use of our products or make them inaccessible to customers or suppliers. We may be required to expend significant capital and other resources to protect against the threat of security breaches or to alleviate problems caused by breaches. To the extent that our activities may involve the storage and transmission of proprietary information, such as credit card numbers, security breaches could expose us to a risk of loss or litigation and possible liability. Our security measures may be inadequate to prevent security breaches, and our business would be harmed if it does not prevent them.

INCREASING GOVERNMENT REGULATION COULD LIMIT THE MARKET FOR, OR IMPOSE SALES AND OTHER TAXES ON THE SALE OF, OUR PRODUCTS AND SERVICES OR ON PRODUCTS AND SERVICES.

As Internet commerce evolves, we expect that federal, state or foreign agencies will adopt regulations covering issues such as user privacy, pricing, content and quality of products and services. It is possible that legislation could expose companies involved in electronic commerce to liability, which could limit the growth of electronic commerce generally. Legislation could dampen the growth in Internet usage and decrease our acceptance as a communications and commercial medium. If enacted, these laws, rules or regulations could limit the market for our products and services. We do not collect sales or other similar taxes in respect of goods and services purchased. However, one or more governments/provinces/states may seek to impose sales tax collection obligations on out-of-province/state/other jurisdiction companies like us that engage in or facilitate electronic commerce. A number of proposals have been made at the governmental/state and local level that would impose additional taxes on the sale of goods and services over the Internet. These proposals, if adopted, could substantially impair the growth of electronic commerce and could adversely affect our opportunity to derive financial benefit from such activities. Moreover, a successful assertion by one or more provinces/states or any foreign country that we should collect sales or other taxes on the exchange of goods and services could seriously harm our business.

ITEM 4. INFORMATION ON THE COMPANY.

A.       HISTORY AND DEVELOPMENT OF THE COMPANY

Softcare EC Inc. (the "Company") was incorporated with the name Burmac Energy Corporation under the Company Act (British Columbia) by memorandum and articles of incorporation dated March 30, 1981. The memorandum of the Company was amended on December 16, 1983 to increase authorized capital from 10,000,000 to 20,000,000 common shares, on February 7, 1991 to change the Company's name to Bus Holding Corp, and consolidate the Company's share capital on a 7:1 basis to 2,857,142 common shares and increased concurrently to 20,000,000 common shares, on November 17, 1997 to change the name of the Company to Savannah Ventures Ltd. and increase the authorized capital to 100,000,000 common shares, on December 1,

1998 to change the Company's name to International Savannah Ventures Ltd. and effect a consolidation of the Company's share capital on a 6:1 basis reducing issued shares accordingly and concurrently increased the authorized capital to 100,000,000 common shares, on June 10, 1999, to change the Company's name to SoftCare EC.com Inc and on November 8, 2001 to change the Company's name to Softcare EC Inc. On November 17, 1997, the Company's Articles of Incorporation were replaced in their entirety.

The registered office of the Company is located at 2100 - 1111 West Georgia Street, Vancouver, British Columbia, V6E 4M3. Its principal executive office is located at Suite 107, 980 West 1st Street, North Vancouver, British Columbia V7P 3N4, and its phone number at that address is (604) 983-8083.

From the date of incorporation to mid-1997, the Company was involved in the exploration and development of natural resource properties. In mid-1997, the Company abandoned its mineral properties and began seeking alternate business opportunities. The write-off of the Company's six mineral properties in Indonesia and related deferred exploration costs occurred in fiscal 1998. In June 1999, the Company's efforts focused on a shift in its business to electronic commerce ("EC"), when the Company entered into a share purchase agreement (the "Share Purchase Agreement") with SoftCare EC Solutions Inc. (formerly SoftCare Electronic Commerce Inc.) ("SECI"), a private electronic commerce software company. The Company acquired of all of the issued and outstanding shares of SECI in June 1999.

Under the terms of the Share Purchase Agreement, the SECI Shareholders agreed to sell all of the issued and outstanding common shares in SECI to the Company in exchange for 11,000,000 Special Warrants issued by the Company. Each Special Warrant was exercisable, for no additional consideration, into one common share in the share capital of the Company.

Of the 11,000,000 Special Warrants, 10,000,000 were issued to the SECI Shareholders and 1,000,000 Special Warrants were issued, in trust, to Martyn Armstrong, the President of SECI and Wayne Zielke, the Chief Financial Officer of SECI, as trustees (the "Trustees") for certain SECI employees pursuant to a trust agreement. Under the rules and policies of the Canadian Venture Exchange (the "CDNX") (formerly the Vancouver Stock Exchange), the acquisition and the related transactions described in the Share Purchase Agreement (the "Acquisition") constituted a "reverse takeover" and the transactions were subject to CDNX approval.

The Company completed the Acquisition on June 18, 1999.

SECI was founded in 1989 by Martyn Armstrong, the Company's President, CEO and Chairman, to provide EDI software and services to businesses of all sizes. SECI grew from a small EDI consulting group to, in the early 1990s, an EDI software vendor with approximately 150 customers across Canada, the United States and Asia. The Company has adapted its experience and advanced software engineering to focus on e-commerce. The Company continues to service its EDI customers. As acceptance of web based applications develop these customers provide the Company with a market for enhance products and services.

In May 2000, the Company and Global Network Privacy Inc. ("GNP") entered into a business arrangement to develop e-business/industry portal solutions for GNP's and the Company's customers. The Company's OpenEC platform combined with GNP's hardware and operating systems will provide a technologically advanced, highly secure business to business EC platform to the EDI marketplace. In February 2001 GNP ceased operations and was wound up due to lack of success in either attracting adequate capital or sales to support operations. This failure resulted in the Company not being able to collect on the receivable arising from the license agreement with GNP.

On April 10, 2000, the Company executed a definitive purchase agreement to (the "FMG Agreement") to acquire, subject to regulatory approval, Financial Management Group LLC ("FMG"), a California based company involved in the development of PC-based software for the credit counselling industry. The Company purchased FMG in order to facilitate development of a credit-counselling portal using its OpenEC technology.

Under the terms of the FMG Agreement, the Company was to issue 100,000 common shares (the "Purchase Shares") to the vendor, in consideration for the acquisition of FMG and up to 200,000 additional common shares upon the achievement of certain milestones related to the credit-counselling portal to be developed by the Company in conjunction with FMG employees. Closing of the FMG Agreement was conditioned upon approval from the Canadian Venture Exchange.


Prior to receiving the necessary approvals, the Company discovered undisclosed pending legal claims and actions commenced by and against FMG relating to FMG's ownership of its credit counselling software, which constituted material breaches of the agreement. In October 2000, the Company terminated the acquisition of FMG. The acquisition was originally accounted for using the purchase method of accounting and the termination is recorded as a disposition of a subsidiary.

The results of operations of FMG are included in the consolidated statement of operations from the date of acquisition, April 10, 2000 to September 22, 2000. Management believes that these events will not result in any additional liability to the Company.

In September 2000, the Company signed a letter of intent with SRI Strategic Resources ("SRI") of Burnaby, British Columbia, Canada, a division of TELUS Services Inc. ("Telus"), a telecommunications company providing a full range of advanced communication services and products across Canada. SRI specializes in custom e-business solutions for municipal governments, parks and recreation, education, finance, wholesale distribution, and retail industries. Under the initiative outlined by the letter of intent, the Company's OpenEC platform would be combined with SRI's technology integration expertise to develop a business to business e-commerce portal for forest industry procurements. The portal will be provided to the British Columbia forestry sector as a tool for electronic management of forest industry purchases of goods and services. While initially targeting the British Columbia forestry industry, the portal will be designed to meet the needs of forest companies throughout North America.

The letter of intent expired without the execution of a definitive agreement between the parties, and the Company and SRI have not pursued an extension. Telus was reorganized and the SRI group is under a different management structure. The Company is continuing discussions with Telus as a partner for hosting our ASP applications. The Company is continuing to develop the forestry portal initiative but has seen delays because of the softwood trading dispute between the Canadian lumber producers and the US. The Company believes that once the trade dispute is resolved the industry will more receptive to the SoftCare forestry portal.

Neither the Company nor any of its subsidiaries have been subject to any bankruptcy, receivership or similar proceedings. Where the context requires, the term "Company" includes the subsidiaries of the Company.

During the last three Periods from January 1, 1999 to May 31, 2001, the Company spent approximately $364,000 on capital expenditures related to its properties, plant and equipment including $255,294 spent during the year ended May 31, 2001. The following table sets forth a description, including the amount invested, of the Company's capital expenditures and divestures, since January 1, 1999.


----------------------------------------------------------------------------------------------
                                                               AMOUNT($)
----------------------------------------------------------------------------------------------
EXPENDITURE OR                                 YEAR ENDED       YEAR ENDED        YEAR ENDED
DIVESTURE               DESCRIPTION           MAY 31, 2001     MAY 31, 2000      MAY 31, 1999
----------------------------------------------------------------------------------------------
Expenditure or          Computer & testing       $ 82,073         $ 76,078            $0-
(Divestiture)           equipment

Expenditure or          Computer Software        $ 36,042         $ 54,164            $0-
(Divestiture)

Expenditure or          Office equipment         $(35,723)        $ 50,804         $(1,450)
(Divestiture)

Expenditure or          Office furniture         $ 84,649         $ 36,560            $0-
(Divestiture)

Expenditure or          Display Booths           $      -         $ 10,301            $0-
(Divestiture)

Expenditure or          Leasehold improvements   $ 32,234         $  4,000            $0-
(Divestiture)
---------------------------------------------------------------------------------------------

Details of such expenditures and information concerning the capital expenditures and divestures currently in progress are set forth under "Business Overview" and Property, Plants and Equipment."

There have been no indications of any public takeover offers by third parties in respect to the Company's shares or by the Company in respect of other companies shares which have occurred during the last and current financial year.

B.       BUSINESS OVERVIEW.

The Company is a technology company, in the business of the developing, manufacturing and marketing of business-to-business e-commerce and electronic data interchange of information programs and services.

The technologies deployed by the Company, such as Java(TM) XML, EDI and Oracle all have widespread industry support. Java, XML and EDI are universal standards that allow OpenEC(TM) to be interoperable with products from many different technology vendors as these standards are vendor neutral. The manufacture and delivery of the Company's products and services are not dependent on the supply of any raw materials.

INDUSTRY OVERVIEW

EC and EDI are important elements of corporate interaction and communication in today's global electronic marketplace. Companies interact daily with geographically diverse customers, suppliers, trading partners and divisions. These organizations increasingly need to exchange information and require their computer systems to effect the information exchange.

Facilitating the exchange of electronic information between diverse computer systems is a highly complex process. Computers running different software programs created by different vendors, at different times, for different purposes, and in different languages, will not communicate unless specialized software and systems are created that will allow seamless electronic interchange to take place. This need to communicate between incompatible systems is being answered through the implementation of new electronic commerce and electronic data interchange standards, software and systems. Electronic commerce involves conducting business transactions electronically using computers and telecommunication networks. Electronic data interchange is an essential component of electronic commerce that involves the electronic exchange of information in structured formats that allows dissimilar systems to communicate accurately.

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

THE EFFECT OF THE INTERNET ON THE EC AND EDI INDUSTRIES
-------------------------------------------------------

More and more businesses today are using the Internet as an electronic communication highway for business-to-business and business-to-consumer transactions, and to access industry data and research. Internet protocols are used in networks of all sizes, from private intranets to shared extranets to the public Internet. The Internet brings together customers, vendors, suppliers and employees in ways never before possible. In short, the Internet efficiently connects valuable information to the people who need it.

Electronic business offers the potential of increased profits by extending the benefits of internal information technology processes, simplified sharing of critical data and lower organizational barriers, beyond a company's walls and into the operations of its customers, suppliers and business partners. Electronic business involves reinventing business processes, redefining business models, changing corporate cultures and establishing new levels of intimacy with suppliers and customers. Electronic business success requires, and is causing, fundamental changes in organizations, corporate behaviour and business thinking, both inside and outside the company.

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

Many business-to-business EC solutions provide only a very basic framework built on top of business to consumer electronic commerce technology. These solutions are often unable to deal with the more complex requirements of business processes in business-to-business commerce. End users must often spend substantial amounts of money to further customize the offered solutions.

INDUSTRY MARKET OPPORTUNITIES
-----------------------------

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

         o BUSINESS TO BUSINESS ELECTRONIC COMMERCE. The business-to-business sector of electronic commerce enables the building of electronic business relationships between companies. These include EDI, electronic funds transfer, online catalogues, order entry, order fulfillment and order management along with dissemination of a wide range of business information through the distribution channels.

         o RETAIL SUPPLY CHAIN MANAGEMENT. Many retailers have integrated elements of EDI programs for larger volume purchasing from their major suppliers. Combining existing EDI business processes with new Web technologies allows for cost effective expansion of EDI to all supplier relationships.

INDUSTRY IMPLEMENTATION
-----------------------

Most medium and smaller businesses have not incorporated EDI systems into their operations because of the complexity and high cost of setting up EDI systems. The EDI Group, Ltd. estimates that, of the three million U.S. companies with five or more employees, approximately 120,000 are using EDI. In a 1997 publication, Forrester Research, Inc. reported that, of two million companies with ten or more employees, 100,000 chose to implement EDI, leaving the remaining 1.9 million companies as potential EDI participants. To facilitate EDI use by these smaller companies, software systems are needed which can automatically configure and deliver accurate communications with a minimum of user attention. To date, these solutions have been available only to large companies that can afford the costs associated with the custom design requirements. Additionally, smaller companies need open systems standards, low cost software solutions and service providers with the expertise to expand market acceptance rapidly.

A new research report (Nov 2001) from Forrester Research, entitled "eBusiness Propels Productivity," assures readers that the best is yet to come: $7 trillion worth of U.S. online business trade by 2006 and a 15 percent spike in the U.S. economy's productivity over the course of the next decade.

Management believes that the markets for the Company's technology and services are expected to grow substantially. Electronic commerce between companies in Canada is set to surge to C$272 billion ($181B US) in 2005, according to a report released in January 2001 by Forrester Research. The estimated figure will amount to 18 percent of the C$1.54 trillion ($1.03T) in B2B transactions expected that year.

AMR Research Inc.'s research indicates e-business application segments continue to grow sequentially. In 2002, Customer Relationship Management software applications ("CRM") is projected to grow at 21 percent, up from 15 percent in 2001. Supply-chain technology is estimated to grow by 13 percent in 2001, and another 15 percent next year. Product lifecycle management ("PLM"), exchange platforms, and procurement continue double-digit growth as well. ERP, while exhibiting the smallest projected 2002 growth at 6 percent, still remains the largest market of all e-business applications at approximately $16 billion in 2001.

The market for business portal software will reach $737 million this year, an 82 percent rise on the market size in 2000, according to a new report from Delphi Group. The research firm expects the market to maintain an impressive compound annual growth rate of 69 percent, to reach $1.9 billion by 2003.

PRODUCTS
--------

The Company has developed a comprehensive suite of e-business enabling tools that satisfy a wide range of general business-to-business buying, selling, and catalogue needs. The Company's products focus on EC and EDI, and are marketed as a suite of software modules within the Company's OpenEC Electronic Commerce platform.

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

The OpenEC Electronic Commerce Platform is software that integrates the following EC products and technologies, allowing them to co-exist under common management, audit and operations:

         o OpenEC(R) Internet Framework is a central management and presentation layer for Web applications to users. A company can use Internet Frameworks to control user sign on, passwords, user authentication, configuration and definition of user access rights, privileges, profiles and preferences.

         o OpenEC(R) Management Center manages the execution and auditing of business applications deployed on the Internet. It allows companies to develop their own application and leave the audit and management of that and other applications to OpenEC. Additionally, it facilitates transfer of business information to/from an application.

         o With OpenEC(R) Product, companies can create product catalogues which allow suppliers, distributors, retailers and market makers to easily and seamlessly aggregate large catalogues from many sources in different formats. OpenEC(R) Product allows companies to provide a Product catalogue in their solution without having to create one from scratch.

         o OpenEC(R) Trade is a series of Web-based business forms available on the Internet for buyers and sellers to trade with one another. Buyers will be able to create purchase orders using product catalogue information (see OpenEC(R) Product) specified by their vendors and also receive invoices online from their vendors. For the companies, the use of Trade's business forms as a template allows for rapid development of applications without "re-inventing the wheel".

         o OpenEC(R) TradeLink EDI Management Center is a full featured EDI management system to translate and exchange business documents with your trading partner in an EDI format. One of the key differences between TradeLink's EDI Management System and others on the market is that TradeLink is Network Independent. It will support any public Value Added Network ("VAN"), private network or the Internet.

Prior to the advent of Web-enabled e-commerce, many businesses invested heavily in Electronic Data Interchange ("EDI") systems, which communicated business information over VANs to their trading partners. While this approach was excellent for transacting business with the large customers, it usually failed to include the small or medium-sized business customer, who could not put up the investment necessary to take advantage of EDI.

The Company has traditionally focused its business on the electronic transfer of information between businesses using EDI. Our extensive research of growing E-commerce needs concluded that the next logical step was to take this electronic transfer knowledge and build solutions, which expand the reach of EDI enabled companies to all of their trading partners.

The OpenEC suite of products provides an e-business infrastructure that is flexible, extensible and robust as is required by Systems Integrators and Application Software Companies to deploy, integrate and manage e-business applications. It supports the full range of applications from dynamic Web presentation to sophisticated transaction processing whether they are 100% custom-built, or utilizing existing applications.

HOSTED APPLICATIONS SERVICES
----------------------------

PrivateLableHome.com

PrivateLabelHome.com is an Internet based project management tool that is designed specifically for the management of projects undertaken to develop private label products, between retailers, manufacturers and their suppliers. This portal is currently active with pilot customers. We are actively marketing the solution to food and drug retailers, brokers, manufacturers and suppliers.

Our research in the North American grocery industry shows that competition is intense as pressures on market share and profit margins intensify due to increasing competition in the market place. Retailers are increasingly turning to Private Label products to compete.

Private Label grocery products are consumer products developed under a retailer's in-house or "Store Brand" label (e.g. Presidents Choice, No Name, Select) vs. a National Brand (eg. Kraft, Coke, Quaker).

The Company's PrivateLabelHome.com portal answers the challenges associated with managing the process of new product development for private label retailers who are dissatisfied with the cumbersome paper process to manage their private label development projects.

Sales Agency Portal (Food Brokers)

OpenEC Sales Agency Portal, is another Internet service portal, currently under development The Company has completed the cost benefit analysis and system design for the food supply chain. An initial selected pilot customer was unable to complete the project based on their corporate financial situation. The Company is working actively in the food industry to select and deploy a replacement pilot customer. Designed specifically for the integration of business documents between manufacturers (electronically and non-electronically enabled), retailers (electronically and non-electronically enabled) and Sales Agencies.

Sales agencies provide the vital functions of sales, marketing, and merchandising services to manufacturers, producers, and suppliers. They earn commissions based upon sales to all major channels (traditional and electronic retailers).

The results of our research shows there has been increasing pressure on this group to reduce their costs as manufacturers and retailers see them as an extra cost in the supply chain. The advent of the Internet has further increased this pressure, as the common perception of manufacturers and retailers is that they can "go direct" and eliminate the "middle man".

The Company's OpenEC Sales Agency Portal, unlike any of our competitors, provides a method to cost effectively manage the origination and transmission of all documents related to the sales agency business process.

Forestry Supply for Maintenance Repair and Operations (MRO)

ForestrySupply Portal is an Internet based procurement solution that is designed specifically for the integration and management of business documents between integrated forest companies and all of their MRO suppliers. The Company signed two initial pilot sites in fiscal 2001 to an initial stage to develop the system design and cost benefit analysis for the industry. The Company is continuing to develop the forestry portal initiative but has seen delays because of the soft wood trading dispute between the Canadian lumber producers and the US. The Company believes that once the trade dispute is resolved the industry will more receptive to the Company's forestry portal. On resolution of the trade dispute the Company intends to re-initiate an aggressive marketing and sales program to the industry. No revenue has been generated from this product to date.

The Company identified the need to streamline and automate the e-transfer of product information between buyers and sellers in this industry. To fulfill this need, we developed an innovative solution allowing businesses to create dynamic Internet trading communities centered on the buying, and selling of supply chain goods. This product provides maximum value for large EDI hubs and medium sized businesses that have made large EDI investments but do not have all their trading partners on-line. No matter what their position is in the supply chain, buyer, or seller, our product can bring 100% of customers and vendors online.

Forestry Supply.com lowers cost of buying goods, parts and services to keep a forestry company's mills running. The forestry company's savings are in inventory reductions, consolidated purchasing, order/invoicing/receiving, processing efficiencies and improved supplier relationships.

Forestry Supply.com is available as an ASP Portal configured for each forestry company with shared industry supplier catalogues, or as a software license model for installation at a specific forestry company location. While initially targeting the B.C. forest sector, the portal will be designed to meet the needs of forest companies worldwide.

Target Market and Market Strategy
---------------------------------

The Company's target market is small to mid size retailers and their supply chain trading partners. This market is a substantial portion of the estimated 150,000 North American companies that have a substantial investment in EDI and the integration to their legacy computer systems. The Company has targeted consulting, forestry, food and counselling industries to provide a large user base with enhanced common access to the services offered by companies in their field. The Company is particularly focused on the following markets:

B.C.- BASED FOREST INDUSTRY
---------------------------

The primary target market are the top 40 integrated British Columbia based forest companies with $2.6 billion in annual procurement. These companies provide the majority of forestry products and production in the B.C. industry. The industry is currently consolidating and is expected to continue to do so throughout 2001/2002. It is likely that the number of forestry companies will be reduced to 30 through this process. It is the Company's goal to capture 15 forestry companies over the next 18 months.

We have selected this market based on the following factors:

         o    Small enough to capture 50% market in 12 months

         o    Repeatable and referenced in parallel markets

         o    Has a compelling reason to buy

         o    Unique and advantageous technology advantage

         o    Time to market

         o    Existing relationships and customers

PRIVATE LABEL CONSUMER PRODUCT DEVELOPERS
-----------------------------------------

The target customers within this market are the top 25 US grocery retailers and the top 14 Canadian grocery retailers.

The primary market of grocery retailers was selected because of the built-in channel that comes with a retailer engagement. In order for the retailer to realize the benefits associated with Private Label Product Development Collaboration, it will require, at a minimum, that its supplier manufacturers join its collaboration community. It is expected that the retailer would mandate usage to the manufacturers. The compelling reason for the retailer to buy in is the improved product development management process that leads to direct benefits of cost savings, improved quality and reduced time to market on all their Store Brands.

We have selected this market based on the following factors:

         o    Small enough to capture 50% market in 12 months

         o    Repeatable and referenced in parallel markets

         o    Has a compelling reason to buy

         o    Unique and advantageous technology advantage

         o    Time to market

         o    Existing relationships and customers

SALES AGENCIES (FOOD BROKERS)
-----------------------------

Although there are over 350 sales agencies in North America, the Company's primary target is the three largest, (ASM, Acosta and Crossmark), which represent approximately 75% of the industry. Our secondary target is the thousands of manufacturers these Sales Agents represent.

EDI ENABLED COMPANIES
---------------------

The Company's primary focus is large EDI hubs. The secondary market focus is the small to medium trading partners of these EDI enabled hubs. Although only 3% of all business utilizes traditional EDI, this volume represents the majority of the largest businesses in the world.

SYSTEMS INTEGRATORS AND APPLICATION SOFTWARE COMPANIES
------------------------------------------------------

We have identified over 500 companies in this group and are presently prioritizing our focus.

MARKETING
---------

The Company believes that there are great benefits to be reaped by providing cost reduction benefits to the providers of Internet e-commerce services. We will expand our market position by focusing on the market segments in which we are strongest as follows:

Food and drug retail supply chain (distribution, warehousing brokers (sales agencies) and manufacturing); natural resources maintenance repair and operations (MRO) procurement (integrated forestry companies, industrial parts suppliers); and financial services (financial EDI remittance and settlement payments data-processing).

By developing application services to ASPs in these three vertical markets and establishing relationships with strategic corporate partners, the Company will expand its presence in the business-to-business field.

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

DIRECT SALES

The Company expanded its direct sales force during the past two years. Senior sales executives and support staff with strong industry knowledge and contacts have been recruited and deployed regionally in strategic locations in the Pacific Northwest of North America.

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

Global competition pressures will continue to force business to increase efforts to reduce costs while improving efficiencies. Recent surveys found that North American executives are increasingly pursuing an e-business strategy.

A report by Forrester Research of both Canadian and United States business-to-business markets has concluded that the estimated value of all transactions by 2005 in Canada will be $272 billion and in the United States US$1.03 trillion.

LICENCES AND STRATEGIC RELATIONSHIPS
------------------------------------

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

COMPETITION
-----------

The Company competes with firms that improve existing business processes by combining technological expertise with business process expertise. The market for EC and EDI solutions is complex and rapidly changing. The current market is intensely competitive and is likely to become more competitive as the number of entrants and new technologies increase. While none of the Company's competitors or potential competitors currently produces a solution that is identical to our OpenEC suite of products, the Company is subject to current or potential competition from large software vendors, online trading exchanges that develop their own business to business solutions, and other EDI vendors. The Company's primary competitors in the EDI market are GE Information Services, Inc., Sterling Inc., Harbinger Corp. and St. Paul Software Inc. The Company's primary competitors in the EC market are IBM, Microsoft, iplanet, Ariba Inc., SoftShare, Atlas Commerce, EB2B and Ironside Technologies Inc., along with many smaller alternative technology companies and system integrators. In addition, the Company's customers and strategic partners may also become competitors in the future.

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

Many of the Company's existing and potential customers evaluate on an on-going basis whether to develop their own electronic commerce software solution or to purchase it from outside suppliers. As a result, the Company must, on an on-going basis, educate existing and potential customers on the advantages of the Company's solutions over internally developed software as well as competitors' products. The Company believes that the principal competitive factors affecting its market include breadth and depth of solutions, price, speed and ease of deployment, interoperability with existing applications, core technology, product quality and performance, product features (including security), and customer service. The Company believes its solutions currently compete favourably with respect to these factors in its target markets.

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

C.       ORGANIZATIONAL STRUCTURE.

The Company carries on its business primarily through direct and indirect subsidiaries. The following table sets forth the name of each material subsidiary of the Company, the jurisdiction of its incorporation, and the direct or indirect percentage ownership by the Company in such subsidiary:

                                                  JURISDICTION OF     PERCENTAGE
        NAME OF SUBSIDIARY                        INCORPORATION       OWNERSHIP
--------------------------------------------------------------------------------

SoftCare EC Solutions Inc.(1)                     British Columbia        100%

SCEC Holdings Inc.                                British Columbia        100%

SCC Holdings Ltd.                                 British Columbia        100%

SoftCare Electronic Commerce (U.S.A.) Inc.        Washington State        100%
--------------------------------------------------------------------------------

(1) This Company was originally incorporated under the name Softcare Electronic Commerce Inc. and changed it name to Softcare EC Inc. in December 2000, and subsequently changed it name to the current form in October, 2001.

D.       PROPERTY, PLANTS AND EQUIPMENT.

Location and Facilities
-----------------------

The Company occupies approximately 16,000 square feet of leased space in its current headquarters at Suite 107, 980 West 1st Street, North Vancouver, British Columbia V7P 3N4. The lease is held in the name of the Company's wholly owned subsidiary, SCEC Holdings Ltd. This lease expires on March 31, 2003. A total of 22 employees operate out of this office. The Company currently has adequate space to accommodate future growth at its current location. The Company is committed to lease payments under the term of its North Vancouver premises and auto lease for a total of approximately $473,000 from June 2001 to March 2003. There are no other commitments for any other office premises.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.
The following disclosures should be read in conjunction with the audited financials. The Company has experienced operating losses and negative cash flows from operations and has had to rely primarily on debt and equity financing for cash required for operations. The Company's ability to achieve profitability and positive cash flows from operations will depend upon numerous factors. These factors include its ability to attract strategic corporate partners for the development, marketing, distribution, and sale of its software products, the progress of its research and development programs and its ability to protect its proprietary rights over product names and trademarks. The Company's primary source of financing to date has been through the offering of equity securities.

Management notes that its ability to obtain additional finance is contingent on the capital markets, factors which are beyond the Company's control. There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the Company's balance sheets, insolvency and liquidation of the Company may result in a total loss to shareholders.

The following discussion relates to the financial condition, changes in financial condition, and results of operations of the Company, and its subsidiaries SoftCare EC Solutions Inc. (formerly Softcare EC Inc. and previously SoftCare Electronic Commerce Inc.), SCEC Holdings Ltd., SCC Holdings Ltd. and SoftCare Electronic Commerce (U.S.A.) Inc. for the fiscal period January 1, 1999 ended May 31, 1999, and the fiscal years ended May 31, 2000, and 2001. The Company, its wholly owned subsidiary SoftCare EC Solutions Inc., and its wholly owned subsidiaries SCC Holdings Ltd., SCEC Holdings Ltd. and SoftCare Electronic Commerce (U.S.A.) Inc. are collectively referred to as the "Company". The discussion should be read in conjunction with the consolidated financial statements of the Company and related notes included therein.

OVERVIEW

The Company is poised to be a leading business-to-business electronic commerce platform provider. The Company has a strong history in the provision of software, which enables business-to-business electronic commerce. The operating company, SoftCare EC, Inc. (formerly SoftCare Electronic Commerce Inc.) was founded in 1989 and developed software to facilitate business-to-business electronic exchange of documents. The Company's first product, Tradelink, has been recognized as a leader in the electronic data interchange ("EDI") market. In the late 1990's management recognized the potential for the expansion of business-to-business transactions through the use of the Internet. As a result, the Company embarked on the development of an Internet based business-to-business electronic commerce platform in 1997. Since that time the Company's new OpenEC business-to-business electronic commerce platform has been under continuous development, in conducting research and developing the initial and subsequent versions of the OpenEC platform. In June of 1999, the first version of OpenEC was installed and we began selling the OpenEC platform and related services. We currently market both OpenEC and Tradelink primarily in the United States and Canada through our direct sales force and to a lesser extent through indirect sales channels. The OpenEC platform, along with management's approach of creating strong value propositions for its target market, has recently been well received in the market enabling the Company to compete successfully against its major U.S. competitors.

The OpenEC product is the Company's primary product focus. The Company has developed and continues to develop certain applications to support its OpenEC platform. While the Company may develop these applications there can be no assurance that such products, once completed, will meet customer requirements, overall market requirements, or that the products will perform in a satisfactory manner.

A.       OPERATING RESULTS.

FISCAL YEAR ENDED MAY 31, 2001 AS COMPARED TO FISCAL YEAR ENDED MAY 31, 2000

The Company generated revenue through software sales, consulting services, training services, and maintenance fees. Product sales were derived through two alternative fee structures: licensing fees and software royalties. Service and maintenance contracts are generally entered into at the time a product sale is completed.

Revenue for the year ended May 31, 2001 was $460,297, compared with $547,317 for the year ended May 31, 2000. The decrease in revenue is primarily due to a change in its sales efforts from the Company's existing products towards its new OpenEC product, which commenced in June 1999.

The Company has found that the North American market for business-to-business electronic commerce platforms and services is changing rapidly but that significant real opportunities, which will produce significant transaction volumes, are still at an early stage of development. The Company's ultimate success depends upon substantial organizations buying and implementing the OpenEC platform and related services. The implementation of the OpenEC platform by these organizations is complex, time consuming and expensive. It also requires that these organizations change established business practices and conduct business in new ways. The Company's ability to attract customers for OpenEC requires a significant amount of consultation and collaboration with the potential customers during the sales process. These factors lead to long closing cycles but also result in stable long term relationships, which produce recurring revenue streams for the Company.

Salaries and wages for the year ended May 31, 2001 were $2,830,657 compared with $1,821,014 for the year ended May 31, 2000. The increase was due to the Company's increased research and development efforts to complete the initial OpenEC platform and due to expanded marketing and sales efforts.

Other compensation in the amount of $839,073, relates to the estimated fair value of deferred stock compensation and options granted to employees and consultants of the Company as consideration for services rendered during the year ended May 31, 2001. For the year ended May 31, 2000 other compensation in the amount of $861,533 relates to the estimated fair value of options granted to employees prior to and in anticipation of the reverse take-over transaction in which options to acquire 1,000,006 common shares of the Company, valued at $1,280,000, were granted to employees. These options were exercised on the reverse take-over date for cash proceeds of $247. This resulted in a charge to income equal to the excess value of Common shares over cash received of $1,279,753 which was recorded in fiscal 2000 ($861,533) and fiscal 1999 ($418,220).

Selling expenses for the year ended May 31, 2001 were $110,694 compared with $112,396 for the year ended May 31, 2000, demonstrating an overall reduction in the Company's selling expenses. The decrease reflects the Company's reduced sales efforts for its older TradeLink EDI product set, as it focused on completing the development of its initial OpenEC product set.

General and administrative expenses for the year ended May 31, 2001 were $2,318,516 compared with $1,659,791 for the year ended May 31, 2000. The increase was primarily due to the increased cost of travel, sales consulting services, and premises costs incurred as a result of the expansion of operations subsequent to the closing of the Company's financing late in the 2000 fiscal year.

Depreciation and amortization expenses for the year ended May 31, 2001 were $126,577 compared with $113,089 for the year ended May 31, 2000. The increase reflects the Company's continuous upgrading of its computer hardware, software, related equipment and leasehold improvements.

Loss on disposal of subsidiary for the year ended May 31, 2001 amounting to $89,672 represents a write-off of the net book value of FMG's net assets. On September 22, 2000, management with board approval, approved a formal plan to commence termination of the FMG acquisition as a result of material inconsistencies and omissions in claims and disclosures made by the sellers of FMG and two principals of FMG (see note 3 to the consolidated financial statements).

The Company also terminated its employment of the two principals of FMG in July 2000. The principals of FMG allege breach of its employment agreements threatening legal action and have made other claims against the Company. The Company believes the claims are without merit and intends to defend such claims vigorously.

FISCAL YEAR ENDED MAY 31, 2000 AS COMPARED TO FISCAL PERIOD ENDED MAY 31, 1999

The Company generated revenue through software sales, consulting services, training services and maintenance fees. The total fee for a multiple element arrangement is allocated to each element based upon objective evidence of the fair value of each element. Fair value is established through the Company's policy to charge to customers the same price as when the element is sold separately. Revenue from sales made to re-sellers is recognized after the third-party sale occurs and the revenue is determinable. Consulting services offered by the Company are not considered essential to the functionality of the software arrangement. As a result, consulting and training services revenues are recognized as the work is performed. Maintenance contract revenue is deferred and recognized over the respective contract periods. Revenue from direct software sales is recognized when the product has been delivered, as no significant obligations remain, fees are fixed and determinable, collectability is probable, and persuasive evidence of an arrangement exists. If software sales are contingent upon successful installation and subsequent customer acceptance, the revenue and work in progress costs are deferred until customer acceptance is achieved.

Revenue for the year ended May 31, 2000 was $547,317, compared with $350,774 for the five months ended May 31, 1999 and $849,433 for the year ended December 31, 1998. The decrease in revenue is primarily due to a change in its sales efforts from the Company's existing products towards its new OpenEC product which commenced in June 1999.

The Company has found that the North American Market for business-to-business electronic commerce platforms and services is changing rapidly but that significant opportunities, which will produce significant transaction volumes, are still at an early stage of development. The Company's ultimate success depends upon substantial organizations buying and implementing the OpenEC platform and related services. The implementation of the OpenEC platform by these organizations is complex, time consuming and expensive. It also requires that these organizations change established business practices and conduct business in new ways. The Company's ability to attract customers for OpenEC requires a significant amount of consultation and collaboration with the potential customers during the sales. These factors lead to long closing cycles but also result in stable long term relationships which produce recurring revenue streams for the Company.

Late in the fiscal 2000, the Company sold a license for the OpenEC platform to a new ASP based in the U.S. The installation was successfully completed on May 31, 2000. This contract calls for extended payment terms of 36 to 48 monthly payments under a software license agreement that total approximately $1,600,000, plus other future transaction fees. The revenue from this contract will be recognized as payments become due, provided all other conditions for revenue recognition are met.

Salaries and wages for the year ended May 31, 2000 were $1,821,014 compared with $816,204 for the five months ended May 31, 1999 and $1,209,298 for the year ended December 31, 1998. The increase was due to the Company's increased research and development efforts to complete the initial OpenEC platform and to expand its marketing and sales efforts.

Other compensation relates to the estimated fair value of options granted to employees of the Company as consideration for services rendered during the period from April to September 1999. Prior to and in anticipation of the reverse takeover transaction, options to acquire 246,946 common shares of SoftCare Electronic Commerce Inc., valued at $1,280,000, were granted to employees. These options were exercised on the reverse takeover date for cash proceeds of $247 resulting in a charge to income equal to the excess value of common shares over cash received of $1,279,753. During the period ended May 31, 1999, the Company recorded $418,220 of this charge, and $861,533 during the year ended May 31, 2000. The 246,946 common shares SoftCare EC Solutions Inc. were converted to 1,000,006 common shares of the Company upon the reverse takeover transaction.

Selling expenses for the year ended May 31, 2000 were $112,396 compared with $56,219 for the five months ended May 31, 1999 and $160,476 for the year ended December 31, 1998, demonstrating an overall reduction in the Company's selling expenses. The decrease reflects the Company's reduced sales efforts for its older TradeLink EDI product set, as it focused on completing the development of its initial OpenEC product set.

General and administrative expenses for the year ended May 31, 2000 were $1,659,791 compared with $408,323 for the five months ended May 31, 1999 and $537,211 for the year ended December 31, 1998. The increase was primarily due to the cost of increased administration and professional fees required to investigate possible financing arrangements.

Depreciation and amortization expense for the year ended May 31, 2000 were $113,089 compared with $31,716 for the five months ended May 31, 1999 and $76,887 for the year ended December 31, 1998. The increase reflects the Company's continuous upgrading of its computer hardware, software and related equipment.

B.       LIQUIDITY AND CAPITAL RESOURCES

Because the Company has experienced negative cash flow from operations it has had to rely on debt and equity financing for cash required for operations. The Company's ability to achieve profitability and positive cash flow from operations has been dependent upon numerous factors. These factors include its ability to attract strategic corporate partners for the development, marketing, distribution, and sale of its software products, the progress of its research and development programs and its ability to protect its proprietary rights over product names and trademarks. To date the Company has been able to achieve certain milestones in its efforts to combat these dependant factors including the registration of its trademark OpenEC, continued innovation from research, development, building contacts and alliances with potential strategic corporate partners.

As of May 31, 2001, the Company had $3,099,800 in cash and cash equivalents. This, including other current assets, brought the Company's total working capital to $2,804,889. The Company believes that existing cash and other working capital will be sufficient to carry out operations at least during the next twelve months.

The Company's ability to achieve profitability and positive cash flows from operations will depend upon numerous factors. These factors include its ability to attract strategic, corporate partners for the development, marketing, distribution, and sale of its software products, the progress of its research and development programs and its ability to protect its proprietary rights over the product names and trademarks.

The year ended May 31, 2001 was a positive year in the Company's history in terms of developing OpenEC, establishing partnerships and positioning the Company's software in the market place. This, coupled with the completion of the Company's public financings in the prior year, resulted in the Company ending the year in a positive cash position.

During the year ended May 31, 2001, the Company issued 138,889 Special Warrants for net proceeds of $100,000. This financing was conducted as non-broker-assisted private placement. Agents' Warrants totalling 138,600 were issued during the year for proceeds of $170,400. No Stock Options were exercised during the year. These activities resulted in total net proceeds to the Company of $270,400 for the year ended May 31, 2001.

C.       RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC

RESEARCH AND DEVELOPMENT
------------------------

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

The Company has several EC user applications planned or in development. Some of these projects include:

     Maintenance Repair and Operations (MRO) Purchasing

o    Product Sourcing

         o    Buy Side Applications - (Purchasing/Invoice, Web EDI)

         o    Business-to-Business Product Catalogue

         o    Sell Side Applications (Order/Invoicing , Web EDI)

These products will enable a subset of a customer's back-end applications to be deployed on the Web to meet the specific needs of the trading partners. This approach will allow a rapid deployment of software applications without modifications to the customer's other software applications.

PROPRIETARY RIGHTS
------------------

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

Consequently, the Company has not fully protected its rights to the "OpenEC" product name, the "TradeLink" product name or the "SoftCare" business name. In the event the Company is forced to cease using any of such names, it will be required to select new names for either its products or its business, or both. Likely material consequences of changing such names include loss of the Company's goodwill attached to the names and additional expenses in re-labelling products, changing business forms and costs and expenses incurred in disputes with third parties over rights to the names.

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

D.       TREND INFORMATION.

Not Applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES. A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth the names, age and municipalities of residence of the Directors and senior management of the Company and their positions held with the Company. The Directors and senior management have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting of Shareholders or until a successor is duly elected, unless the office is vacated in accordance with the Company's Articles.

NAME AND MUNICIPALITY                                            DATE OF FIRST
OF RESIDENCE                   POSITIONS HELD                     APPOINTMENT             AGE
-----------------------------------------------------------------------------------------------
Martyn Armstrong             Chairman of the Board,               June 18, 1999            45
                             President, CEO and Director of
                             the Company

Wayne Zielke(2)              Chief Financial Officer and          June 18, 1999            47
                             Director of the Company

Randy Pierson(1)(2)          Director of the Company              February 1, 2000         55

Roy Trivett(1)(2)            Director of the Company              May 24, 2001             54

Mike Sherry(1)               Director of the Company              October 5, 2001          47

Sted Chen                    Vice President Engineering of        June 18, 1999            36
                             the Company

Ernie Mangulins              Vice President Sales and             June 7, 2001             44
                             Marketing of the Company
-----------------------------------------------------------------------------------------------

(1)      Members of the Audit Committee
(2)      Members of the Compensation Committee

Directors are elected at each annual meeting of shareholders and serve until the next annual meeting or until their successors are elected or appointed. All of the directors listed in the table above were elected to the Board of Directors at the October 5, 2001 Annual General Meeting.

The directors and senior officers of the Company beneficially own, directly or indirectly, or exercise control or direction over, approximately 41.24% of the outstanding Common Shares of the Company.

There are no family relationships among the members of the board of directors or executive officers of the Company.

RESUMES

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

The following is a brief description of the employment background of the management of the Company:

MARTYN ARMSTRONG

Mr. Armstrong, age 45, the founder of SECI, the Company's subsidiary, is the Chairman, President CEO and a director of the Company and is employed by the Company on a full time basis pursuant to a formal employment agreement. See "Executive Compensation - Employment Agreements". Mr. Armstrong is responsible for the Company's day to day operations as well as development of all parts of the Company, from technology and financial management to business development and public relations. Mr. Armstrong has been employed by the Company since April, 1999.

Prior to founding SoftCare Consulting Inc., in 1989, Mr. Armstrong was a senior member of a leading Canadian software developer, Maves Corporation, where he was responsible for their EDI and Communications software business unit.

Mr. Armstrong has a degree in Business Management and Computer Systems earned at Capilano College.

WAYNE ZIELKE

Mr. Zielke, age 47, is the Chief Financial Officer and a director of the Company. Mr Zielke provides his services through a consulting arrangement with payments made to his professional corporation. See "Executive Compensation - Employment Agreements". Mr. Zielke is responsible for all aspects of the Company's financial planning and control. Mr. Zielke has served the Company in this capacity since June 18, 1999. Mr. Zielke played an instrumental role in assisting Mr. Armstrong to create SECI. Prior to joining the Company's executive team, Mr. Zielke practised full time as a principal in Zielke - Gray Chartered Accountants.

Mr. Zielke has a Bachelor's degree in Biochemistry from the University of British Columbia. Mr. Zielke attended the Simon Fraser University School of Business. Mr. Zielke is a member of the Canadian Institute of Chartered Accountants and obtained his CA designation in 1985. Mr. Zielke has also completed the CICA in-depth Taxation course, a two-year post CA program.

RANDY PIERSON

Mr. Pierson, age 55, is a director of the Company. Mr. Pierson has served the Company in this capacity since February 2000. Mr. Pierson is the President and CEO of Nivo International, a developer of IT certification programs and services for corporations and government agencies. Prior to 2000, Mr. Pierson was Vice President for Global Field Marketing for Novell Inc., a software company. Prior to 1998 Vice President of Sales and Marketing and Vice President, Engineering and Development at Soricon Corporation

Mr. Pierson holds BBA degrees in Finance and Marketing from the University of Washington.

ROY TRIVETT

Mr. Trivett, age 54, is a director of the Company. Mr. Trivett has served the Company in this capacity since April 2001. Mr. Trivett is an entrepreneur and businessman. He is co-founder, President and CEO of Silicon Slopes Capital Corp. a venture capital pool company listed on the Canadian Venture Exchange. He owns and directs a variety of companies involved in property management, food services , music production and computer animation. Prior to March 2000, he was co-founder and the president (until 1994) and a director of Architel Systems Corporation, a software company in the telecommunications sector; and served in several other functions since 1982.

Mr. Trivett has Bachelor of Electrical Engineering and Master of Systems Engineering degrees from Carleton University, Ottawa, Ontario

MIKE SHERRY

Mr. Sherry, age 47, is a director of the Company. Mr. Sherry has served the Company in this capacity since October 2001. Mr. Sherry provides services to the Company through a consulting arrangement with a corporation controlled by him. See "Executive Compensation - Employment Agreements".

Mr. Sherry is the president of Convergent Technlology Group Inc. a consulting company; prior to January 2000, he was President of Alexander Hutton Inc. since 1986. Mr. Sherry has degrees in Chemistry (BA) and a Master of Business Administration both from the University of Washington. Mr. Sherry is a registered NASD securities principal.

STED CHEN

Mr. Chen, age 36, is the Vice-President, Engineering of the Company, and is employed by the Company See "Executive Compensation - Employment Agreements". Mr. Chen is responsible for all aspects of Software development and delivery. Mr. Chen has served SECI, the Company's subsidiary in this capacity since August, 1993. Prior to that, Mr. Chen was employed in the engineering and development departments of Canadian Pacific Rail Systems and Alpha Computer Automation Ltd.

Mr. Chen has a Bachelor of Science from Simon Fraser University.

ERNIE MANGULINS

Mr. Mangulins, age 44, is the Vice-President, Sales and Marketing of the Company. Mr. Mangulins is responsible for Sales and Marketing of the Company's products. Mr. Mangulins has served the Company in this capacity since June, 2001. Prior to that, Mr. Mangulins was CEO and President at Aeronett Technologies Ltd. prior to 1999, Mr. Mangulins was employed with Group West Systems Ltd. as Manager of Network Business Solutions. Prior to 1996 he was employed by IBM Canada Ltd. as Business Manager for the electronic and network computing section of that company.

Mr. Mangulins has a Bachelor of Mathematics degree from the University of Waterloo.

B.       COMPENSATION.

                             EXECUTIVE COMPENSATION
                             ----------------------

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers"):

(a)      the Company's chief executive officer;

(b) each of the Company's four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $100,000 per year; and

(c) any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

As at May 31, 2001, the end of the most recently completed fiscal year of the Company, the Company had four Named Executive Officers, whose names and positions held within the Company are set out in the summary of compensation table below.

SUMMARY OF COMPENSATION
-----------------------

The following table is a summary of compensation paid to the Named Executive Officers for each of the Company's three most recently completed fiscal years.

------------------------------------------------------------------------------------------------------------------------
                                         Annual Compensation                  Long Term Compensation
                                --------------------------------------- ------------------------------------
                                                                                Awards            Payouts
--------------------- --------- ------------------ --------- ---------- ------------------------ ----------- -----------
                                                                                    Restricted
                                                             Other      Securities  Shares or                All
Name and              Fiscal                                 Annual     Under       Restricted               Other
Position              Year                                   Compen-    Options     Share        LTIP        Compen-
of Principal          Ending    Salary             Bonus     sation     Granted     Units        Pay-Outs    sation
--------------------- --------- ------------------ --------- ---------- ----------- ------------ ----------- -----------
Martyn Armstrong      2001      $220,000           Nil       Nil        Nil         Nil          Nil         Nil
President             2000      $220,000           Nil       Nil        Nil         Nil          Nil         Nil
                      1999      Nil                Nil       Nil        Nil         Nil          Nil         Nil
--------------------- --------- ------------------ --------- ---------- ----------- ------------ ----------- -----------

Sted Chen             2001      $120,000           Nil       Nil        259,875     Nil          Nil         (3)
VP, Engineering       2000      $120,000           Nil       Nil        Nil         Nil          Nil         Nil
                      1999      Nil                Nil       Nil        Nil         Nil          Nil         Nil
--------------------- --------- ------------------ --------- ---------- ----------- ------------ ----------- -----------

Alex Dowding (1)      2001      $120,000           Nil       Nil        Nil         Nil          Nil         Nil
VP, Marketing         2000      Nil                Nil       Nil        Nil         Nil          Nil         Nil
                      1999      Nil                Nil       Nil        Nil         Nil          Nil         Nil
--------------------- --------- ------------------ --------- ---------- ----------- ------------ ----------- -----------

Wayne Zielke          2001      $195,000           Nil       Nil        Nil         Nil          Nil         Nil
Chief Financial       2000      Nil                Nil       Nil        Nil         Nil          Nil         Nil
Officer               1999      Nil                Nil       Nil        Nil         Nil          Nil         Nil
--------------------- --------- ------------------ --------- ---------- ----------- ------------ ----------- -----------

(1) Mr. Dowding acted as Vice President, Marketing of the Company from October 2000 until his resignation on June 7, 2001.
(2) Distribution of 75,000 common shares from Softcare Employee Share Bonus Trust July 4, 2000.

LONG-TERM INCENTIVE PLANS - AWARDS IN MOST RECENTLY COMPLETED FISCAL YEAR
-------------------------------------------------------------------------

The Company has an employee trust (the "Softcare Employee Share Bonus Trust") managed by two trustees under the direction of the Board of Directors. It is intended to provide stock based incentives to employees. During the fiscal year ended May 31, 2001, distributions were made from the trust to named executive officers. The distributions amounted to 75,000 shares to Sted Chen.

Other than the Softcare Employee Share Bonus Trust, which did not result in the issuance of shares to any other of the Named Executive Officers, the Company has no long-term incentive plans in place. Therefore, there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company's most recently completed fiscal year. A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

OPTIONS/SARS GRANTED DURING THE MOST RECENTLY COMPLETED FISCAL YEAR
-------------------------------------------------------------------

During the most recently completed fiscal year, the following incentive stock options were granted to Named Executive Officers. No SARs (stock appreciation rights) were granted during this period. In addition, the board of directors resolved on May 24, 2001 to reduce the exercise price to $0.40 per share for all stock options issued under the company stock option plan with the exception of those granted to an employee. Disinterested shareholder approval of such reduction for insiders was sought and obtained at the Company's annual general meeting held on October 5, 2001.

===================== ================== =========== ============= ============== =============== ======================
                                                                                   Market Value
                                                                                  of Securities
                                         Securities                 % of Total      Underlying
                                           Under                      Options       Options on
                                          Options     Exercise or   Granted to     the Date of
                                          Granted     Base Price   Employees in       Grant
Name                   Date of Grant        (#)      ($/Security)   Fiscal year    ($/Security(1)   Expiration Date
--------------------- ------------------ ----------- ------------- -------------- --------------- ----------------------
Sted Chen             May 24, 2001        259,875       $0.40          12.5%           0.40       May 24, 2006
--------------------- ------------------ ----------- ------------- -------------- --------------- ----------------------

(1) Calculated as the closing price of the Company's shares on the Canadian Venture Exchange on the date of grant.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FISCAL YEAR AND FISCAL YEAR END OPTION/SAR VALUES
--------------------------------------------------------------------------------

The following table sets out incentive stock options exercised by the Named Executive Officers, during the most recently completed fiscal year as well as the fiscal year end value of stock options held by the Named Executive Officers. During this period, no outstanding SARs were held by the Named Executive Officers.

============================ =============== ================= ============================ =========================

                                                                                              Value of Unexercised
                               Securities                        Unexercised Options at     In-the-Money Options at
                              Acquired on       Aggregate            Fiscal Year-End          Fiscal Year-End ($)
                                Exercise          Value         Exercisable/Unexercisable        Exercisable /
Name                              (#)        Realized ($) (1)              (#)                 Unexercisable (2)
---------------------------- --------------- ----------------- ---------------------------- -------------------------
Martyn Armstrong                  Nil              N/A                 200,000/Nil                  Nil/Nil

Wayne Zielke                      Nil              N/A                 200,000/Nil                  Nil/Nil

Sted Chen                         Nil              N/A                 Nil/259,875                  Nil/Nil
============================ =============== ================= ============================ =========================

(1) Based on the difference between the option exercise price and the closing market price of the Company's shares, on the date of exercise.
(2) In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price. The closing market price of the Company's shares as at May 31, 2001, (ie. fiscal year end) was $2.50.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS
------------------------------------------------------------------------------

Martyn Armstrong is employed by the Company as the President and CEO. His salary under his employment agreement is $220,000 per annum, subject to annual review by the Company. The employment agreement is for a period of three years, with automatic renewals for one year terms on the expiration of the term, subject to notice from either party of non-renewal on 30 days notice. The employment agreement provides that if Mr. Armstrong's employment is terminated by the Company other than for cause, the Company will provide Mr. Armstrong with 18 months notice of his termination, or payment of an amount equal to the salary that Mr. Armstrong would have been entitled to receive during that period.

Sted Chen is employed by the Company as Vice President, Engineering. His salary is $120,000 per annum, subject to annual review by the Company. He is responsible for managing the Company's engineering department. His employment commenced in August 1993. In April 2000 his employment contract was revised and continued his role as Vice President Engineering. The employment agreement is for a period of three years, with automatic renewals for one year terms on the expiration of the term, subject to notice from either party of non-renewal on 60 days notice. The employment agreement provides that if Mr. Chen's employment is terminated by the Company other than for cause, the Company will provide Mr. Chen with two months notice of his termination, or payment of an amount equal to the salary that Mr. Chen would have been entitled to receive during that period

Wayne Zielke is employed by the Company as Chief Financial Officer of the Company pursuant to a consulting agreement. The consulting agreement provides for compensation payable to a professional corporation controlled by Mr. Zielke, to be compensated in the amount of $195,000 per annum. The consulting has a term of 5 years by way of annual renewal, subject to notice of termination from either party on 18 months notice, unless terminated for cause.

The Company entered into an employment contract (the "Contract") with Alex Dowding pursuant to which the Company agreed to pay $120,000 per annum after completion of a probation period. The employment of Alex Dowding ended on June 7, 2001 and did not proceed to a permanent position.

There are no other compensatory plans or arrangements with respect to the Named Executive Officers resulting from the resignation, retirement or other termination of employment or from a change of control of the Company.

EXECUTIVE BENEFITS

No pension plans or retirement benefit plans have been instituted by the Company and none are proposed at this time. Other than as disclosed herein, the Company has not paid any additional compensation to its directors and senior officers for the fiscal year ended May 31, 2001.

COMPENSATION OF DIRECTORS
-------------------------

Compensation for the Named Executive Officers has already been disclosed above. No cash compensation was paid to any director of the Company for the director's services as a director during the fiscal year ended May 31, 2001.

In July 2000, the Company entered into a consulting agreement with a company which is controlled by Michael Sherry, a director of the Company, in connection with the provision of consulting services to the Company with respect to possible acquisitions, equity financings or joint venture transactions. The consulting agreement provides for the payment of US$4,000 monthly, and the reimbursement for expenses in connection with any services rendered. The consulting agreement is for a period of one year, and is subject to renewal. During the year ended May 31, 2001, the Company paid fees of $US 45,000 for consulting services rendered Mr. Sherry pursuant to a consulting agreement with the company controlled by Mr. Sherry

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the Canadian Venture Exchange.

C.       BOARD PRACTICES

The directors of the Company are elected annually and hold office until the next annual general meeting of the members of the Company or until their successors in office are duly elected or appointed. All directors are elected for a one-year term. All officers serve at the pleasure of the board of directors. The Company held its 2001 Annual General Meeting on October 5, 2001. The next Annual General Meeting of the Shareholders of the Company Must be held no later than November 5, 2002.

COMMITTEES

The Company's Board of Directors has only two committees - the Audit Committee and the Compensation Committee. The members of the each of the Audit Committee and the Compensation Committee do not have any fixed terms for holding their positions and are appointed and replaced from time to time by resolution of the Board of Directors.

The members of the Audit Committee are- Randy Pierson, Roy Trivett and Mike Sherry. The Audit Committee Members receive no separate remuneration for acting as such and their appointments are not for any fixed term. Their appointments are not subject to any specific terms of reference.

The members of the Compensation Committee are- Wayne Zielke, Randy Pierson and Roy Trivett. The Compensation Committee Members receive no separate remuneration for acting as such and their appointments are not for any fixed term. Their appointments are not subject to any specific terms of reference.

D.       EMPLOYEES

A total of 22 employees operate out of the North Vancouver office. The Company currently has adequate space to accommodate future growth at its current location.

Sales and installations are carried out by both an in-house team and by a network of partners. The Company's partners include e-commerce service providers, business application software companies and EDI consultants located in Canada, the US and Korea.

The Company's engineering team comprises approximately 60% of its staff, with management, administration, sales and marketing personnel making up the remainder of the Company's staff. All of these employees are located in North Vancouver, British Columbia, Canada. The Company has one sales person, who operates out of an office in Tacoma, Washington, USA.

The following table lists the numbers of employees and staff functions as at each of the fiscal years ended May 31, 2001, 2000 and 1999:

--------------------------------------------------------------------------------

                           May 31, 2001        May 31, 2000        May 31, 1999
--------------------------------------------------------------------------------
Engineering                     19                 20                  12

Administration                   4                  6                   5

Sales/Sales support              9                  8                   6

Totals                          32                 34                  23
--------------------------------------------------------------------------------

E.       SHARE OWNERSHIP.

The Company is a publicly owned Canadian corporation, the shares of which are owned by Canadian residents, U.S. residents, and residents of other countries. The Company is not controlled directly or indirectly by another corporation or any foreign government, except as described below.

As of November 14, 2001 the Company was not aware of any person holding 10% or more beneficial interest in it's outstanding stock other than those persons described below.

The following table sets forth, as of November 14, 2001 the number of the Company's Common Shares beneficially owned by (a) owners of more than five percent of the Company's outstanding Common Shares who are known to the Company and (b) the directors and executive of the Company, individually, and the executive officers and directors of the Company as a group, and (c) the percentage of ownership of the outstanding Common Shares represented by such shares. The security holders listed below are deemed to be the beneficial owners of shares of Common Shares underlying options and warrants which are exercisable within 60 days from the above date.

Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown. The information appearing below concerning persons other than officers and directors of the Company is to the Company's best knowledge based on information obtained from the Company's transfer agent.

                         Name and Address of Beneficial    Amount and Nature of
Title of Class           Owner                             Beneficial Owner             Percent of Class
------------------------ --------------------------------- ---------------------------- -----------------------------
Common                   Martyn Armstrong                  6,154,742(1)                 35.37%

Common                   Wayne Zielke                      2,134,346(2)                 12.27%

Common                   Randy Pierson                     170,000(3)                   *%

Common                   Roy Trivett                       170,000(4)                   *%

Common                   Mike Sherry                       325,000(5)                   1.86%

Common                   Sted Chen                         334,875(6)                   1.93%

Common                   Ernie Mangulins                   Nil                          Nil%

Common                   Other  Officers and Directors as  8,514,763(7)                 45.83%
                         a Group

(1) Includes 774,200 shares that are held by the Softcare Employee Share Bonus Trust, for the benefit of the employees of the Company, of which trust, Mr. Armstrong is a co-trustee, and as to which Mr. Armstrong disclaims beneficial ownership. and 270,000 options (exercisable presently or within 60 days).

(2) Includes 774,200 shares that are held by the Softcare Employee Share Bonus Trust, for the benefit of the employees of the Company, of which trust, Mr. Zielke is a co-trustee, as to which Mr. Zielke disclaims beneficial ownership, and 604,720 shares held in trust for the children of Martyn Armstrong, of which trust, Mr. Zielke is a co-trustee, as to which Mr. Zielke disclaims beneficial ownership. and 270,000 options (exercisable presently or within 60 days).
(3)      Includes 170,000 options (exercisable presently or within 60 days).
(4)      Includes 170,000 options (exercisable presently or within 60 days).
(5) Includes 15,000 shares and 310,000 options (exercisable presently or within 60 days).
(6) Includes 75,000 shares and 259,875 options (exercisable presently or within 60 days).
(7) Includes 774,200 shares that are held by the Softcare Employee Share Bonus Trust, for the benefit of the employees of the Company, of which trust, two of the directors are trustees and to which they disclaim beneficial ownership, and 604,720 shares held in trust for the children of Martyn Armstrong, of which trust, Mr. Zielke is a co-trustee, as to which Mr. Zielke disclaims beneficial ownership, and 1,449,875 options (exercisable presently or within 60 days).
*        Less than 1%

The balance of the Company's outstanding Common Shares are held by 78 shareholders of record (including nominees and brokers holding street accounts).

As at November 14, 2001, the directors and officers of the Company held, as a group, directly or indirectly, or had direction or control over an aggregate of 7,064,888 common shares. Details of options held by the Directors and Officers are set forth in Section B. All of the issued shares of the Company, including those held by the Directors and Officers, and those which will be issued upon the exercise of options, are Common Shares.

The following table discloses the share options granted to directors and officers as of May 31, 2001. The options are for Common Shares.

            DIRECTOR AND MANAGEMENT STOCK OPTIONS AS OF MAY 31, 2001

                                             # OF SHARES       % OF SHARES
                        DATE OF GRANT OR      SUBJECT TO      GRANTED TO ALL      EXERCISE PRICE
    NAME OF PERSON          ISSUANCE           ISSUANCE          EMPLOYEES          PER SHARE          EXPIRY DATE
----------------------- ------------------ ----------------- ------------------ ------------------- ------------------
Martyn Armstrong (1)      June 18, 1999        200,000             9.63%              $1.50           June 18, 2004

Wayne Zielke (2)          June 18, 1999        200,000             9.63%              $1.50           June 18, 2004

Randy Pierson (3)         Feb. 1, 2000         100,000             4.81%              $3.90           Feb. 1, 2005

Roy Trivett (4)          May 24, 2001(6)       100,000             4.81%              $0.40           May 23, 2006

Mike Sherry (5)           Aug. 28, 2000         40,000                                $0.40           Aug. 28, 2002
                          Aug. 28, 2000         40,000                                $0.40           Aug. 28, 2003
                          Aug. 28, 2000         40,000             7.71%              $0.40           Aug. 28, 2004
                          Aug. 28, 2000         40,000                                $0.40           Aug. 28, 2005

Sted Chen                May 24, 2001(6)       259,875             12.5%              $0.40           May 23, 2006

Ernie Mangulins                N/A               Nil                N/A                N/A                 N/A
----------------------- ------------------ ----------------- ------------------ ------------------- ------------------

(1) Subsequent to the Company's fiscal year ended May 31, 2001, effective October 5, 2001, CDNX and shareholder approvals having been received, these options were repriced to an exercise price of $0.40 per share, and an additional 70,000 options have been granted to Mr. Armstrong, with an exercise price of $0.10 per share.

(2) Subsequent to the Company's fiscal year ended May 31, 2001, effective October 5, 2001, CDNX and shareholder approvals having been received, these options were repriced to an exercise price of $0.40 per share, and an additional 70,000 options have been granted to Mr. Zielke, with an exercise price of $0.10 per share.
(3) Subsequent to the Company's fiscal year ended May 31, 2001, effective October 5, 2001, CDNX and shareholder approvals having been received, these options were repriced to an exercise price of $0.40 per share, and an additional 70,000 options have been granted to Mr. Pierson, with an exercise price of $0.10 per share.
(4) Subsequent to the Company's fiscal year ended May 31, 2001, effective October 5, 2001, an additional 70,000 options have been granted to Mr. Trivett, with an exercise price of $0.10 per share.
(5) Subsequent to the Company's fiscal year ended May 31, 2001, effective October 5, 2001, an additional 150,000 options have been granted to Mr. Sherry, with an exercise price of $0.10 per share.
(6) These options were granted on May 24, 2001, however the required filings with and approvals from CDNX were not received until November 2, 2001.

Under the Company's stock option plan (the "Stock Option Plan"), options to purchase common shares of the Company may be granted to employees and directors of the Company or subsidiaries of the Company and other persons or companies engaged to provide ongoing management or consulting services for the Company or any entity controlled by the Company.

The Stock Option Plan is administered by the Secretary of the Company in consultation with the board of directors, and is intended to advance the interests of the Company through the motivation, attraction and retention of key employees, officers and directors of the Company and subsidiaries of the Company and to secure for the Company and its shareholders the benefits inherent in the ownership of common shares of the Company by key employees, officers and directors of the Company and subsidiaries of the Company. Recommendations to award options under the Stock Option Plan are presented to the board of directors of the Company for approval.

The maximum number of common shares of the Company subject to option under the Stock Option Plan may not exceed 3,397,946. In determining the number of common shares of the Company subject to each option granted under the Stock Option Plan, consideration is given to the present and potential contribution by such person or company to the success of the Company. The number of common shares of the Company which may be subject to option under the Stock Option Plan in favour of any one individual and in the aggregate is limited under the terms of the Stock Option Plan approved by the shareholders of the Company on November 20, 2000, amended May 24, 2001, and cannot be increased without shareholder and regulatory approval.

The exercise price per common share may not be less than the discounted market price of the Company's common shares on the day on which the option is granted. The discounted market price is determined in accordance with the policies of the CDNX, upon which the Company's common shares are listed. Each option is for a term not in excess of five years and is not exercisable unless the optionee has been continuously employed by, is a director or an officer of, or engaged in providing ongoing management or consulting services for, the Company or a subsidiary of the Company continuously since the date of grant of the option, except: (i) in the case of the death of an optionee, in which case the option is exercisable for a maximum of twelve months thereafter; or (ii) in the case of an optionee ceasing to be a participant under the Stock Option Plan for any reason other than cause or death, in which case the option is exercisable for a maximum of 30 days thereafter. The Stock Option Plan does not provide for the granting of financial assistance, whether by way of a loan, guarantee or otherwise, by the Company in connection with any purchase of common shares from the Company.

As at the date of this Report, an aggregate of 2,810,339 common shares of the Company subject to option under the Stock Option Plan have been granted under Stock Option Plan. Of this number, an aggregate of 1,449,875 have been granted to the Directors and Officers of the Company as set forth in Section B above.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.       MAJOR SHAREHOLDERS

A major shareholder is a shareholder owning directly or indirectly more than 5% of the issued shares of the Company.

The Company is a publicly-owned corporation, the majority of the Common Shares of which are owned by persons resident outside of the United States. To the best of the Company's knowledge, the Company is not directly owned or controlled by another corporation or by any foreign government.

As at November 14, 2001, to the best of the Company's knowledge, approximately 156,332 of the issued and outstanding Common Shares were held by shareholders with addresses in the United States. To the best of the Company's knowledge, 16,836,611 of the Company's Common Shares are held by 63 shareholders of record in Canada. As the shares of most shareholders are held through intermediaries, the Company is unable to ascertain the number of shareholders with addresses in the United States.

To the knowledge of the directors and officers of the Registrant as at November 14, 2001 other than as disclosed above, there were no persons exclusive of the directors and officers of the Company holding more than 5% of the issued common shares.

As at November 14, 2001, to the best of the Company's knowledge, only the following beneficially own, directly or indirectly, more than 5% of the issued shares of the Company. To the best knowledge of the Company, there are no voting arrangements with other shareholders of the Company.

--------------------------------------------------------------------------------

                                                            PERCENTAGE OF ISSUED
      SHAREHOLDER NAME                NUMBER OF SHARES           SHARES
--------------------------------------------------------------------------------

Martyn Armstrong(1)                      5,110,542                  30%

Lynne Armstrong                          1,348,940                 7.88%
--------------------------------------------------------------------------------

(1) Does not include 774,200 shares that are held by the Softcare Employee Share Bonus Trust, for the benefit of the employees of the Company, of which trust, Mr. Armstrong is a co-trustee, and as to which Mr. Armstrong disclaims beneficial ownership and 270,000 options (exercisable presently or within 60 days).

Other than as disclosed elsewhere in this Report under "Item 4 Information on the Company - History and Development of the Company", in connection with the Share Purchase Agreement, there have been no significant changes in beneficial ownership of the major shareholders during the past three years. The major shareholders of the Company do not have different voting rights than other holders of the Company's Common Shares.

B.       RELATED PARTY TRANSACTIONS.

Except as otherwise disclosed herein, no director, senior officer, principal shareholder, or any associate or affiliate thereof, had any material interest, direct or indirect, in any transaction since the beginning of the last financial year of the Company that has materially affected the Company, or any proposed transaction that would materially affect the Company, except for an interest arising from the ownership of shares of the Company where the member will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

C.       INTERESTS OF EXPERTS AND COUNSEL.

Not applicable.

ITEM 8. FINANCIAL INFORMATION.

A.       CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

         Auditors' Report as at July 20, 2001

         Auditors' Report as at December 2, 1999

         Consolidated Balance Sheets as at May 31, 2001 and 2000

         Consolidated Statements of Operations and Deficit for the Periods ended May 31, 2001, 2000, 1999 and 1998.

         Consolidated Statements of Cash Flows for the Periods ended May 31, 2001, 2000, 1999 and 1998.

         Notes to Consolidated Financial Statements for the Periods ended May 31, 2001, 2000, 1999 and 1998.

LEGAL PROCEEDINGS

The Company entered into an investor/public relations advisory agreement with The Equicom Group Inc., an Ontario company in February 2000. On or about February 20, 2001, Equicom brought a legal action in the Courts in Ontario against the Company for breach of the agreement claiming damages of $25,000. On April 27, 2001 the Company had Ontario legal counsel enter a defence of the Equicom claim and counterclaimed against Equicom for $37,000 representing fees paid for which the Company did not receive services promised. The litigation has not proceeded beyond the pleadings stage and no trial date has been set.

The Company intends to vigorously defend the Equicom claims.

Reference is made to disclosures in item 4B above with respect to the acquisition and unwinding of Financial Management Group LLC (FMG). FMG is insolvent. Disclosures of the principals were personal covenants and were untrue. Cherlynne Casabonne has filed for personal bankruptcy in California. The Company is considering the utility in taking proceedings to object to the obligations she has to the Company being relieved due to the misrepresentations. While the Company has taken legal counsel in this matter, the board has as yet made no decision whether it is appropriate to take such proceedings.

In July 2001 the Company commenced legal proceedings in Seattle Washington to recover against Mitchell Wiggens and Western Clearing Corporation $25,000 US Funds on a promissory note.

There are no other material legal proceedings pending or anticipated.

DIVIDEND POLICY

The Company has not paid dividends in the past and does not expect to pay dividends in the near future.

B.       SIGNIFICANT CHANGES

There have been no significant changes in the financial affairs since the date of the May 31, 2001 consolidated financial statements attached hereto.

ITEM 9. THE OFFER AND LISTING.

During the period ended May 31, 2001, the Common Shares of the Company were listed for trading on The Canadian Venture Exchange (formerly The Vancouver Stock Exchange) ("CDNX"). The Company's Common Shares are quoted on the CDNX under the symbol "SCE". The Company's common shares are not currently trading on any U.S. stock exchange or on the over-the-counter market, and accordingly, there is currently no public market for the Company's common shares in the United States.

The following tables set forth the reported high and low closing bid prices (all expressed in Canadian dollars) for (a) the five most recent fiscal years; (b) each quarterly period for the past two fiscal years and (c) for the last six months ending October 31, 2001.

--------------------------------------------------------------------------------
High and Low Price for the Five Most Recent Fiscal Years
--------------------------------------------------------------------------------

Fiscal Year ended                        High                      Low
-----------------                        ----                      ---

December 31, 1997                        $1.62                     $0.22

December 31, 1998                        $1.25                     $0.09

May 31, 1999                             $1.30                     $0.77

May 31, 2000                             $6.00                     $1.07

May 31, 2001                             $3.10                     $0.34
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
High and Low Prices for Each Quarterly Period for the Past Two Fiscal Years and For the First Quarter of 2001
--------------------------------------------------------------------------------

Period Ended:                           High                        Low
-------------                           ----                        ---

August 31, 1999                         $2.80                      $2.10

November 30, 1999                       $2.45                      $1.07

February 29, 2000                       $6.00                      $1.25

May 31, 2000                            $5.55                      $1.65

August 31, 2000                         $2.60                      $1.51

November 30, 2000                       $3.10                      $0.75

February 28, 2001                       $0.90                      $0.50

May 31, 2001                            $0.60                      $0.34

August 31, 2001                         $0.42                      $0.15
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
High and Low Prices for the Past Six Months
--------------------------------------------------------------------------------

Period Ended:                           High                        Low
-------------                           ----                        ---

October 31, 2001                        $.40                       $.09

September 30, 2001                      $0.20                      $0.11

August 31, 2001                         $0.25                      $0.16

July 31, 2001                           $0.30                      $0.15

June 30, 2001                           $0.42                      $0.24

May 31, 2001                            $0.60                      $0.34
--------------------------------------------------------------------------------

On May 31, 2001, the closing bid price of the Common Shares on the CDNX was $0.34 share and on November 22, 2001, the closing price of the Common Shares on the CDNX was $0.31 per share.

ITEM 10. ADDITIONAL INFORMATION.

A.       SHARE CAPITAL.

Not applicable

B.       MEMORANDUM AND ARTICLES OF ASSOCIATION.

INCORPORATION

The Company was incorporated by registration of its memorandum in British Columbia. Canada, under Certificate of Incorporation number 230782 on March 30, 1981. The Company does not have any stated "objects" or "purposes" as such are not required by the corporate laws of the Province of British Columbia. Rather, the Company is, by such corporate laws, entitled to carry on any activities whatsoever, which are not specifically precluded by other statutory provisions of the Province of British Columbia.

POWERS AND FUNCTIONS OF THE DIRECTORS

The powers and functions of the Directors are set forth in the Company's Articles, which were adopted and filed as of the date of its incorporation. They provide:

         (a) A Director is obligated to disclose his potential interest in a proposal, arrangement or contract being considered by the Company, and may not vote on any proposal, arrangement or contract proposed, but such Director shall be counted in the quorum at the meeting of the Directors at which the proposal, arrangement or contract is approved;

         (b) The Directors may, in the absence of an independent quorum, vote compensation to themselves;

         (c) There are no limitations on the exercise by the Directors of the Company's borrowing powers;

         (d) There are no provisions for the retirement or non-retirement of Directors under an age limit;

         (e) There is no requirement for a Director to hold any shares in the Company.

RIGHTS AND RESTRICTIONS ATTACHED TO THE SHARES

As all of the Company's authorized and issued shares are of one class there are no special rights or restrictions of any nature or kind attached to any of the shares. All authorized and issued shares rank equally in respect to the declaration and receipt of dividends, the rights to share in any profits or surplus on liquidation, dissolution or winding up of the Company. Each share has attached to it one non-cumulative vote.

ALTERATION OF SHARE RIGHTS

To alter the rights of holders of issued shares of the Company, such alteration must be approved by the majority vote of 75% of the issued shares of the Company attending and voting at a meeting of the shareholders of the Company.

ANNUAL GENERAL MEETINGS

Annual General Meetings are called and scheduled upon decision by the Board of Directors. The Directors may convene an extraordinary general meeting of the shareholders. The holders of not less than 5% of the issued shares of the Company may requisition an extraordinary meeting of the shareholders. All meetings of the shareholders may be attended by registered shareholders or persons who hold powers of attorney or proxies given to them by registered shareholders.

FOREIGN OWNERSHIP LIMITATIONS

The Company's Memorandum and Articles of Incorporation do not contain limitations prohibiting shares being held by non-residents, foreigners or any other group.

CHANGE OF CONTROL

There are no provisions in the Company's Articles or charter documents that would have an effect of delaying, deferring or preventing a change in the control of the Company, or that would operate with respect to any proposed merger, acquisition or corporate restructuring of the Company.

SHARE OWNERSHIP REPORTING OBLIGATIONS

There are no provisions in the Company's Articles requiring share ownership to be disclosed. The securities laws of the Provinces of British Columbia require disclosure of shareholdings by:

         (a)      insiders who are directors or senior officers of the Company;
                  and

         (b) a person who has direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of and of control or direction over securities of the Company carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities.

Securities legislation in the Canada requires that shareholder ownership must be disclosed once a person owns beneficially or has control or direction over greater than 10% of the issued shares of the Company. This threshold is higher than the 5% threshold under U.S. securities legislation at which shareholders must report their share ownership.

C.       MATERIAL CONTRACTS.

Other than as already disclosed elsewhere in this Annual Report under the "Item 4 - Information on the Company", the Company has not entered into any material contracts during the prescribed time period, except as follows:

Effective October 5, 2001, the Company entered into an information technology programming, services and license agreement (the "Hydro Agreement") with the British Columbia Hydro And Power Authority ("Hydro"). Under the Hydro Agreement the Company has been engaged by Hydro to licence and install software products ("Software"), and to perform programming work and software customization for Hydro, and to provide maintenance services as required under the Hydro Agreement.

D.       EXCHANGE CONTROLS.

Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries nor on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts, or the repatriation of capital. Any such remittances to United States residents, however, may be subject to a withholding tax pursuant to the Canadian Income Tax Act as modified by the reciprocal tax treaty between Canada and the United States. See "Item 10 E, Taxation".

The Investment Canada Act (the "Act"), enacted on June 20, 1985, requires prior notification to the Government of Canada on the "acquisition of control" of Canadian businesses by non-Canadians, as defined in the Act. Certain acquisitions of control, discussed below, are reviewed by the Government of Canada. The term "acquisition of control" is defined as any one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or the acquisition of the voting shares of a Canadian corporation carrying on the Canadian business or the acquisition of the voting interests of an entity controlling or carrying on the Canadian business. The acquisition of the majority of the outstanding shares is deemed to be an "acquisition of control" of a corporation. The acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an "acquisition of control" of a corporation unless it can be established that the purchaser will not control the corporation.

Investments requiring notification and review are all direct acquisitions of Canadian businesses with assets of Cdn$5,000,000 or more (subject to the comments below on WTO investors), and all indirect acquisitions of Canadian businesses (subject to the comments below on WTO investors) with assets of more than Cdn$50,000,000 or with assets of between Cdn$5,000,000 and Cdn$50,000,000 which represent more than 50% of the value of the total international transaction. In addition, specific acquisitions or new businesses in designated types of business activities related to Canada's cultural heritage or national identity could be reviewed if the Government of Canada considers that it is in the public interest to do so.

The Act was amended with the implementation of the Agreement establishing the World Trade Organization ("WTO") to provide for special review thresholds for "WTO investors", as defined in the Act. "WTO investor" generally means (i) an individual, other than a Canadian, who is a national or a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member, (ii) governments of WTO members, and (iii) entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the Act. The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the Act, including a business that is a "cultural business". If the WTO investor rules apply, an investment in the shares of the Company by or from a WTO investor will be reviewable only if it is an investment to acquire control of the Company and the value of the assets of the Company is equal to or greater than a specified amount (the "WTO Review Threshold"). The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada. The 2001 WTO Review Threshold is Cdn$209,000,000.

If any non-Canadian, whether or not a WTO investor, acquires control of the Company by the acquisition of shares, but the transaction is not reviewable as described above, the non-Canadian is required to notify the Canadian government and to provide certain basic information relating to the investment. A non-Canadian, whether or not a WTO investor, is also required to provide a notice to the government on the establishment of a new Canadian business. If the business of the Company is then a prescribed type of business activity related to Canada's cultural heritage or national identity, and if the Canadian government considers it to be in the public interest to do so, then the Canadian government may give notice in writing within 21 days requiring the investment to be reviewed.

For non-Canadians (other than WTO investors), an indirect acquisition of control, by the acquisition of voting interests of an entity that directly or indirectly controls the Company, is reviewable if the value of the assets of the Company is then Cdn$50,000,000 or more. If the WTO investor rules apply, then this requirement does not apply to a WTO investor, or to a person acquiring the entity from a WTO investor. Special rules specified in the Act apply if the value of the assets of the Company is more than 50% of the value of the entity so acquired. By these special rules, if the non-Canadian (whether or not a WTO investor) is acquiring control of an entity that directly or indirectly controls the company, and the value of the assets of the Company and all other entities carrying on business in Canada, calculated in the manner provided in the Act and the regulations under the Act, is more than 50% of the value, calculated in the manner provided in the Act and the regulations under the Act, of the assets of all entities, the control of which is acquired, directly or indirectly, in the transition of which the acquisition of control of the Company forms a part, then the thresholds for a direct acquisition of control as discussed above will apply, that is, a WTO Review Threshold of Cdn$209,000,000 (in 2001) for a WTO investor or a threshold of Cdn$5,000,000 for a non-Canadian other than a WTO investor. If the value exceeds that level, then the transaction must be reviewed in the same manner as a direct acquisition of control by the purchase of shares of the Company.

If an investment is reviewable, an application for review in the form prescribed by the regulations is normally required to be filed with the Director appointed under the Act (the "Director") prior to the investment taking place and the investment may not be consummated until the review has been completed. There are, however, certain exceptions. Applications concerning indirect acquisitions may be filed up to 30 days after the investment is consummated and applications concerning reviewable investments in culture-sensitive sectors are required upon receipt of a notice for review. In addition, the Minister (a person designated as such under the Act) may permit an investment to be consummated prior to completion of the review, if he is satisfied that delay would cause undue hardship to the acquiror or jeopardize the operations of the Canadian business that is being acquired. The Director will submit the application to the Minister, together with any other information or written undertakings given by the acquiror and any representation submitted to the Director by a province that is likely to be significantly affected by the investment.

The Minister will then determine whether the investment is likely to be of net benefit to Canada, taking into account the information provided and having regard to certain factors of assessment where they are relevant. Some of the factors to be considered are (i) the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, and on the utilization of parts, components and services produced in Canada; (ii) the effect of the investment on exports from Canada;
(iii) the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part; (iv) the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada; (v) the effect of the investment on competition within any industry or industries in Canada; (vi) the compatibility of the investment with national industrial, economic and cultural policies; (vii) the compatibility of the investment with national industrial, economic and cultural policies taking into consideration industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and (viii) the contribution of the investment to Canada's ability to compete in world markets.

The Act sets certain time limits for the Director and the Minister. Within 45 days after a completed application has been received, the Minister must notify the acquiror that (a) he is satisfied that the investment is likely to be of net benefit to Canada, or (b) he is unable to complete his review, in which case he shall have 30 additional days to complete his review (unless the acquiror agrees to a longer period), or (c) he is not satisfied that the investment is likely to be of net benefit to Canada.

Where the Minister has advised the acquiror that he is not satisfied that the investment is likely to be of net benefit to Canada, the acquiror has the right to make representations and submit undertakings within 30 days of the date of the notice (or any further period that is agreed upon between the acquiror and the Minister). On the expiration of the 30 day period (or the agreed extension), the Minister must quickly notify the acquiror (i) that he is now satisfied that the investment is likely to be of net benefit to Canada or (ii) that he is not satisfied that the investment is likely to be of net benefit to Canada. In the latter case, the acquiror may not proceed with the investment or, if the investment has already been consummated, must divest itself of control of the Canadian business.

The Act provides civil remedies for non-compliance with any provision. There are also criminal penalties for breach of confidentiality or providing false information.

E.       TAXATION.

A brief description of certain provisions of the tax treaty between Canada and the United States is included below, together with a brief outline of certain taxes, including withholding provisions, to which United States security holders are subject under existing laws and regulations of Canada. The consequences, if any, of provincial, state and local taxes are not considered.

The following information is general and security holders should seek the advice of their own tax advisors, tax counsel or accountants with respect to the applicability or effect on their own individual circumstances of the matters referred to herein and of any provincial, state or local taxes.

Certain Canadian Federal Income Tax Consequences
------------------------------------------------

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of common stock of the Company for a shareholder of the Company who is not a resident of Canada but is a resident of the United States and who will acquire and hold shares of common stock of the Company as capital property for the purposes of the INCOME TAX ACT (Canada) (the "Canadian Tax Act"). This summary does not apply to a shareholder who carries on business in Canada through a "permanent establishment" situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder's holding in the Company is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Customs Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not a substitute for independent advice from a shareholder's own Canadian and U.S. tax advisors.

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980), as amended (the "Convention").

Dividends on Common Shares and Other Income
-------------------------------------------

Under the Canadian Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25 percent on dividends paid or deemed to have been paid to him or her by a corporation resident in Canada. The Convention limits the rate to 15 percent if the shareholder is a resident of the United States and the dividends are beneficially owned by and paid to such shareholder, and to 5 percent if the shareholder is also a corporation that beneficially owns at least 10 percent of the voting stock of the payor corporation.

The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which the paid up or stated capital of the Company had increased by reason of the payment of such dividend. The Company will furnish additional tax information to shareholders in the event of such a dividend. Interest paid or deemed to be paid on the Company's debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty.

The Convention generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization constituted and operated exclusively to administer a pension, retirement or employee benefit fund or plan, if the organization is a resident of the United States and is exempt from income tax under the laws of the United States.

Dispositions of Common Shares
-----------------------------

Under the Canadian Tax Act, a taxpayer's capital gain (or capital loss) from a disposition of a share of common stock of the Company is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition. The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties. One-half of a capital gain (the "taxable capital gain") is included in income, and one-half (again, to be reduced to two-thirds once the requisite legislation is enacted) of a capital loss in a year (the "allowable capital loss") is deductible from taxable capital gains realized in the same year. The amount by which a shareholder's allowable capital loss exceeds the taxable capital gain in a year may be deducted from a taxable capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder and subject to adjustment when the capital gains inclusion rate in the year of disposition differs from the inclusion rate in the year the deduction is claimed.

If a share of common stock of the Company is disposed of to the Company other than in the open market in the manner in which shares would normally be purchased by the public, the proceeds of disposition will, in general terms, be considered as limited to the paid-up capital of the share and the balance of the price paid will be deemed to be a dividend. In the case of a shareholder that is a corporation, the amount of any capital loss otherwise determined may be reduced, in certain circumstances, by the amount of dividends previously received in respect of the shares disposed of, unless the corporation owned the shares for at least 365 days prior to sustaining the loss and (together with corporations, persons and other entities, with whom the corporation was not dealing at arm's length) did not own more than five percent of the shares of any class of the corporation from which the dividend was received. These loss limitation rules may also apply where a corporation is a member of a partnership or a beneficiary of a trust that owned the shares disposed of.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of "taxable Canadian property." Shares of common stock of the Company will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25 percent or more of the issued shares of any class or series in the capital stock of the Company belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder did not deal at arm's length and in certain other circumstances. All non-residents who dispose of taxable Canadian property must file a Canadian tax return to report the disposition.

The Convention relieves United States residents from liability for Canadian tax on capital gains derived on a disposition of shares unless

         (a) the value of the shares is derived principally from "real property" in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production,

         (b) the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he or she ceased to be resident in Canada, or

         (c) the shares formed part of the business property of a "permanent establishment" that the holder has or had in Canada within the 12 months preceding the disposition.

United States Federal Income Tax Consequences

---------------------------------------------

The following is a general discussion of certain possible United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Company. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (see "Taxation - Certain Canadian Federal Tax Consequences" above).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of the Company should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders
------------

As used herein, a "U.S. Holder" means a holder of common shares of the Company who is (i) a citizen or individual resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate whose income is taxable in the United States irrespective of source or (iv) a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets within the meaning of Section 1221 of the Code. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Company
--------------------------------------------

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Company generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of the Company may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of the Company) deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company," as defined below). The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on the Company's common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company's common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9 or the recipient is exempt from such procedures. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS. U.S. Holders are urged to consult their own tax counsel regarding the information reporting and backup withholding rules applicable to the Company's common shares.

Foreign Tax Credit
------------------

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income, " "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by the Company will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes. In addition, U.S. Holders which are corporations that own 10% or more of the voting stock of the Company may be entitled to an "indirect" foreign tax credit under Section 902 with respect to the payment of dividends by the Company under certain circumstances and subject to complex rules and limitations. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Company should consult their own tax advisors regarding their particular circumstances.

Disposition of Common Shares of the Company
-------------------------------------------

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Company. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations
--------------------

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

FOREIGN PERSONAL HOLDING COMPANY

If at any time during a taxable year (i) more than 50% of the total combined voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and (ii) 60% (50% in some circumstances) or more of the Company's gross income for such year was "foreign personal holding company income" (e.g. dividends, interest and similar income), the Company may be treated as a "foreign personal holding company." In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such "foreign personal holding company income" to the extent the Company does not actually distribute such income. The Company does not believe that it currently qualifies as a foreign personal holding company. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

FOREIGN INVESTMENT COMPANY

If 50% or more of the combined voting power or total value of the Company's outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code
Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company may be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. The Company does not believe that it currently qualifies as a foreign investment company. However, there can be no assurance that the Company will not be considered a foreign investment company for the current or any future taxable year.

PASSIVE FOREIGN INVESTMENT COMPANY

Certain United States income tax legislation contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. If a foreign corporation owns, directly or indirectly, at least 25% by value of the stock a second corporation, then for purposes of the PFIC tests described above, the first corporation will be treated as owning a proportionate share of the assets of, and as receiving a proportionate share of the income of, the second corporation. The Company believes that it qualified as a PFIC for its most recently ended fiscal year and may qualify as a PFIC in subsequent fiscal years. There can be no assurance that the Company's determination concerning its PFIC status will not be challenged or that it will be able to satisfy record keeping requirements that will be imposed on a qualified electing fund ("QEF"). Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder. The following is a discussion of such two alternative tax regimes applied to such U.S. Holders of the Company. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign corporation" (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at "Controlled Foreign Corporation" below).

A U.S. Holder who elects in a timely manner to treat the Company as a QEF (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro rata share of the Company's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder's taxable year in which (or with which) the Company's taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his common shares in the Company (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of the Company's net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as "personal interest" that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the Company is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, the Company qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder may elect to recognize (i) under the rules of
Section 1291 of the Code (discussed herein), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Company is a controlled foreign corporation, the U.S. Holder's pro rata share of the Company's post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Company's first tax year in which the Company qualified as a QEF with respect to such U.S. Holder. The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder's holding period for the common shares of the Company includes the qualification date. By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election. A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder's qualification date to the first day of the first QEF year. U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules.

A QEF election, once made with respect to the Company, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a QEF election is made by a U.S. Holder and the Company ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which the Company does not qualify as a PFIC. Therefore, if the Company again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which the Company qualifies as a PFIC. In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the shares of the Company. Therefore, if such U.S. Holder reacquires an interest in the Company, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which the Company qualifies as a PFIC.

If a U.S. Holder does not make a timely QEF election during a year in which it holds (or is deemed to have held) the common shares in question and the Company is a PFIC (a "Non-Electing U.S. Holder"), then special taxation rules under
Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his common shares in the Company and (ii) certain "excess distributions" (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder's holding period) by the Company.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his common shares in the Company and all excess distributions on his common shares in the Company over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Company during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly nondeductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds common shares of the Company, then the Company will continue to be treated as a PFIC with respect to such common shares in the Company, even if it is no longer definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares in the Company had been sold on the last day of the last taxable year for which it was a PFIC.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a "mark-to-market election"). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the common shares in the Company. A U.S. Holder who makes the mark-to market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of the common shares of the Company as of the close of such tax year over such U.S. Holder's adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or
(ii) the excess, if any, of (A) the mark-to-market gains for the common shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder's adjusted tax basis in the common shares of the Company will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the common shares of the Company cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election.

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of the common shares of the Company in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee's basis in this case will depend on the manner of the transfer. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

Certain special, generally adverse, rules will apply with respect to common shares of the Company while the Company is a PFIC whether or not it is treated as a QEF. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

CONTROLLED FOREIGN CORPORATION

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of the Company is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of the Company ("United States Shareholder"), the Company could be treated as a controlled foreign corporation ("CFC") under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC's earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Company which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. The Company does not believe that it currently qualifies as a CFC. However, there can be no assurance that the Company will not be considered a CFC for the current or any future taxable year.

F.       DIVIDENDS AND PAYING AGENTS.

Not applicable

G.       STATEMENT BY EXPERTS.

Not applicable

H.       DOCUMENTS ON DISPLAY.

Any of the documents referred to above can be viewed at the offices of the Company's corporate secretary, Douglas Sarkissian, at 307 - 1497 Marine Drive, West Vancouver, British Columbia, Canada V7T 1B8. All of the documents referred to above are in English.

I.       SUBSIDIARY INFORMATION.

Not applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The Company develops products in the Canada and markets its products in the United States, Europe, Canada and Asia. As a result, the Company's financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. The majority of its sales are currently made in U.S. dollars; a strengthening of the dollar could make its products less competitive in foreign markets.

INTEREST RATE RISK

The Company's exposure to market risk for changes in interest rates relate primarily to the Company's investment portfolio. The Company does not use derivative financial instruments in its investment portfolio. The primary objective of the Company's investment activities is to preserve the principal portion while maximizing yields without significantly increasing risk. This is accomplished by investing in widely diversified investments, consisting only of investment grade securities. Due to the nature of our investments, the Company believes that there is no material risk exposure.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not applicable.

                                    PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

There are none.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Not Applicable.

ITEM 15. [RESERVED]

ITEM 16. [RESERVED]

                                    PART III

ITEM 17. FINANCIAL STATEMENTS.

See the Consolidated Financial Statements attached hereto and filed as part of this report.

The Company's Consolidated Financial Statements are stated in Canadian Dollars and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as discussed in Note 21 to the Consolidated Financial Statements of the Company.

The Consolidated Financial Statements of the Company and notes thereto as required under Item 17 of Form 20-F and auditors reports thereon attached hereto are individually listed under Item 19, and are found immediately following the text of this Annual Report.




For Audited Financial Statements for Fiscal 2001, Fiscal 2000, Fiscal 1999 and Fiscal 1998 please see Item 19 below.

ITEM 18. FINANCIAL STATEMENTS.

Not applicable.

ITEM 19. EXHIBITS.

FINANCIAL STATEMENTS

The Consolidated Financial Statements of the Company and exhibits listed below are filed with this report on Form 20-F in the United States. This report is also filed in Canada as an Annual Information Form and the Canadian filing does not include the Consolidated Financial Statements and exhibits listed below. Canadian investors should refer to the audited Consolidated Financial Statements of the Company for the years ended May 31, 2001 and 2000 filed with Canadian Securities Regulators and incorporated by reference.

The following financial statements are attached to and form a part of this report filed with the SEC:

--------------------------------------------------------------------------------

CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY

Auditors' Reports.

Consolidated Balance Sheets as of May 31, 2001 and 2000.

Consolidated Statements of Operations and Deficit for the Periods ended May 31, 2001, 2000, 1999 and December 31 1998.

Consolidated Statements of Cash Flows for the years ended May 31, 2001, 2000, 1999 and December 31 1998.

Notes to the Consolidated Financial Statements.
--------------------------------------------------------------------------------

Exhibits

The following exhibits are attached to and form part of this Annual Report:

--------------------------------------------------------------------------------
EXHIBIT

1.1(1)        Memorandum and Articles of the Company dated March 30, 1981

1.2(1)        Memorandum and Articles of the Company dated December 16, 1983

1.3(1)        Memorandum and Articles of the Company dated February 7, 1991

1.4(1)        Memorandum and Articles of the Company dated November 17, 1997

1.5(1)        Memorandum and Articles of the Company dated December 1, 1998

1.6(1)        Memorandum and Articles of the Company dated June 10, 1999

1.7           Memorandum and Articles of the Company dated November 8, 2001

3.1(1) Share Purchase Agreement between the Company and SoftCare EC Solutions Inc. dated June 1999.

3.2(1) Share Purchase Agreement between the Company, Pataginia Corp., Ross Casabonne, Cherlynne Casabonne and Financial Management Group LLC dated April 2000

10.1(2)       Softcare 2000 Stock Option Plan

10.2(3)       Management Information Circular dated October 5, 2001

10.3(3)       2001 Annual Report
--------------------------------------------------------------------------------

         (1) Previously filed on the Company's Registration Statement on Form 20-F and incorporated by reference.

         (2) Previously filed on the Company's annual report on Form 20-F for the year ended May 31, 2000 and incorporated by reference.

         (3) Previously filed under cover of the Company's Form 6-K dated September 7, 2001 and incorporated by reference.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                                   SOFTCARE EC INC.
                                                   ----------------
                                                     (Registrant)

                                      /s/ Martyn Armstrong
                                      -----------------------------------------
                                      Martyn Armstrong, President, CEO, Chairman
                                      and Director

Dated November 27, 2001

                                AUDITORS' REPORT

To the Shareholders of
SOFTCARE EC.COM, INC.

We have audited the consolidated balance sheets of SOFTCARE EC.COM, INC. as at May 31, 2001 and 2000 and the consolidated statements of operations, shareholders' equity (deficit) and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian and U.S. generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial positions of the Company as at May 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, after giving retroactive effect to the change in the method of accounting for earnings per share as explained in note 22 to the consolidated financial statements, these principles have been applied on a consistent basis.

Vancouver, Canada,
July 20, 2001.                                             Chartered Accountants

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

KPMG LLC

Chartered Accountants

Vancouver, Canada
December 2, 1999, except as to Note 18(e) which is as of February 24, 2000

SOFTCARE EC.COM, INC.
Incorporated under the laws of British Columbia

                           CONSOLIDATED BALANCE SHEETS
                         (Expressed in Canadian dollars)

As at May 31

                                                                       2001               2000
                                                                        $                  $
--------------------------------------------------------------------------------------------------
ASSETS [NOTE 12]
CURRENT
Cash and cash equivalents                                            3,099,800          2,447,172
Cash held in escrow [NOTE 5]                                                --          2,049,779
Accounts receivable, less allowance for doubtful accounts of
   $93,608 and $41,687, respectively [NOTE 6]                          121,594            202,675
Short-term investments [NOTE 7]                                             --          2,996,509
Prepaid expenses and other                                              88,669            152,585
Work in progress [NOTE 8]                                                   --             57,571
--------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                 3,310,063          7,906,291
--------------------------------------------------------------------------------------------------
Capital assets [NOTE 9]                                                311,323            229,947
Goodwill, net of amortization of $769 in 2000 [NOTE 3]                      --             42,301
--------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                         3,621,386          8,178,539
==================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Bank indebtedness [NOTE 10]                                                 --             13,241
Accounts payable and accrued liabilities [NOTES 11 AND 19]             275,096            336,994
Current portion of long-term debt [NOTE 12]                                 --             36,850
Current portion of obligations under capital leases [NOTE 13]           88,014             30,397
Current portion of subsidiary redeemable Class A preference
   shares [NOTE 14]                                                     30,000             30,000
Deferred revenue                                                       112,064            158,142
--------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                              505,174            605,624
--------------------------------------------------------------------------------------------------
Obligations under capital leases [NOTE 13]                              62,348             32,073
Subsidiary redeemable Class A preference shares [NOTE 14]               42,500             72,500
--------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                      610,022            710,197
--------------------------------------------------------------------------------------------------
Commitments and contingencies [NOTES 1, 3 AND 17]

SHAREHOLDERS' EQUITY
Common stock [NOTE 16]                                              15,710,538         10,452,670
Special warrants [NOTE 15]                                             100,000          5,087,468
Additional paid-in capital                                             550,055                 --
Unearned employee stock bonus plan [NOTE 16]                          (990,957)        (1,279,975)
Deficit                                                            (12,358,272)        (6,791,821)
--------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                           3,011,364          7,468,342
--------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                           3,621,386          8,178,539
==================================================================================================

SEE ACCOMPANYING NOTES


SOFTCARE EC.COM, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                         (Expressed in Canadian dollars)

                                             YEAR ENDED    YEAR ENDED      FIVE MONTHS  YEAR ENDED
                                               MAY 31,       MAY 31,          ENDED      DECEMBER
                                                                             MAY 31,        31,
                                                 2001          2000           1999         1998
--------------------------------------------------------------------------------------------------
                                                   $             $              $            $
--------------------------------------------------------------------------------------------------
REVENUE
Software sales                                 197,541        348,537       210,852       584,154
Consulting services                             80,286         13,278        49,938       117,658
Training services                                5,231         11,907        14,500         9,708
Maintenance fees                               177,239        173,595        75,484       137,913
--------------------------------------------------------------------------------------------------
TOTAL REVENUES                                 460,297        547,317       350,774       849,433
--------------------------------------------------------------------------------------------------

EXPENSES
Salaries and wages                           2,830,657      1,821,014       816,204     1,209,298
Stock based compensation [NOTE 16]             839,073        861,533       418,220            --
Selling expenses                               110,694        112,396        56,219       160,476
General and administrative
   expenses [NOTES 17 AND 19]                2,318,516      1,659,791       408,323       537,211
Depreciation and amortization                  126,577        113,089        31,716        76,887
--------------------------------------------------------------------------------------------------
                                             6,225,517      4,567,823     1,730,682     1,983,872
--------------------------------------------------------------------------------------------------
Operating loss for the period               (5,765,220)    (4,020,506)   (1,379,908)   (1,134,439)
OTHER INCOME (EXPENSE)
   Interest income                             308,848        179,533         4,998        42,246
   Interest expense - long-term                (20,407)       (26,488)      (12,369)      (38,821)
   Loss on disposal of subsidiary [NOTE 3]     (89,672)            --            --            --
--------------------------------------------------------------------------------------------------
Total other income (expense)                   198,769        153,045        (7,371)        3,425
--------------------------------------------------------------------------------------------------
LOSS FOR THE PERIOD                         (5,566,451)    (3,867,461)   (1,387,279)   (1,131,014)
==================================================================================================

Basic and diluted (loss) per share
   [NOTES 4 AND 22]                              (0.35)         (0.41)           --            --
==================================================================================================

SEE ACCOMPANYING NOTES

SOFTCARE EC.COM INC.

                                      CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
                                                   (Expressed in Canadian dollars)

                                                                    COMMON STOCK              SPECIAL WARRANTS        ADDITIONAL
                                                             -------------------------- --------------------------     PAID-IN
                                                                SHARES         AMOUNT       SHARES         AMOUNT      CAPITAL
                                                                  #              $            #              $            $
----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1997                                         --            --     8,961,526      2,012,059             --
Net loss for the year                                              --            --            --             --             --
----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998                                         --            --     8,961,526      2,012,059             --
Deemed Special Warrants issued to an employee for
   services rendered                                               --            --        38,470         29,545             --
Deemed Special Warrants issued to Employee Stock
   Bonus Plan [NOTE 16]                                            --            --       999,998      1,280,000             --
Deferred stock compensation [NOTE 16]                              --            --            --             --      1,279,753
Net loss for the period                                            --            --            --             --             --
----------------------------------------------------------------------------------------------------------------------------------
BALANCE, MAY 31, 1999                                              --            --     9,999,994      3,321,604      1,279,753
Deemed Special Warrants issued for services pursuant
   to exercise of options [NOTE 16]                                --            --     1,000,006      1,280,000     (1,279,753)
Amortization of deferred stock compensation [NOTE 16]              --            --            --             --             --
Adjustments to effect June 18, 1999 reverse takeover
   accounting value attributed to the share capital
   of EC.com net of costs of $199,600                       1,391,428       960,316            --             --             --
Special Warrants issued for services rendered [NOTE 15]            --            --        51,666             --             --
Special Warrants issued in private placement, net of
   costs of $280,000 [NOTE 15]                                     --            --     2,000,000      2,720,000             --
Shares issued pursuant to exercise of stock options
   [NOTE 16]                                                   33,334        54,200            --             --             --
Shares issued on exercise of Special Warrants              13,051,666     7,321,604   (13,051,666)    (7,321,604)            --
Shares issued on exercise of Agents' Warrants                  82,700       124,050            --             --             --
Shares issued on exercise of Share Purchase Warrants          797,000     1,992,500            --             --             --
Special Warrants issued in private placement, net of
   costs of $518,782 [NOTE 15]                                     --            --     1,495,000      5,087,468             --
Net loss for the year                                              --            --            --             --             --
----------------------------------------------------------------------------------------------------------------------------------
BALANCE, MAY 31, 2000                                      15,356,128    10,452,670     1,495,000      5,087,468             --
Shares issued on exercise of Special Warrants [NOTE 15]     1,495,000     5,087,468    (1,495,000)    (5,087,468)            --
Shares issued on exercise of Agents' Warrants [NOTE 15]       138,600       170,400            --             --             --
Special Warrants issued in private placement [NOTE 15]             --            --       138,889        100,000             --
Stock based compensation [NOTE 16]                                 --            --            --             --        332,800
Adjustment of employee stock bonus plan [NOTE 16]                  --            --            --             --        217,255
Loss for the year                                                  --            --            --             --             --
----------------------------------------------------------------------------------------------------------------------------------
BALANCE, MAY 31, 2001                                      16,989,728    15,710,538       138,889        100,000        550,055
==================================================================================================================================

(CONTINUED BELOW)

                                      CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
                                                   (Expressed in Canadian dollars)

                                                            (CONTINUED)

                                                             DEFERRED         UNEARNED                     TOTAL
                                                              STOCK       EMPLOYEE STOCK               SHAREHOLDERS'
                                                           COMPENSATION     BONUS PLAN     DEFICIT   EQUITY (DEFICIT)
                                                                 $               $            $             $
---------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1997                                           --             --       (406,067)     1,605,992
Net loss for the year                                                --             --     (1,131,014)    (1,131,014)
---------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998                                           --             --     (1,537,081)       474,978
Deemed Special Warrants issued to an employee for
   services rendered                                                 --             --             --         29,545
Deemed Special Warrants issued to Employee Stock
   Bonus Plan [NOTE 16]                                              --     (1,279,975)            --             25
Deferred stock compensation [NOTE 16]                          (861,533)            --             --        418,220
Net loss for the period                                              --             --     (1,387,279)    (1,387,279)
---------------------------------------------------------------------------------------------------------------------
BALANCE, MAY 31, 1999                                          (861,533)    (1,279,975)    (2,924,360)      (464,511)
Deemed Special Warrants issued for services pursuant
   to exercise of options [NOTE 16]                                  --             --             --            247
Amortization of deferred stock compensation [NOTE 16]           861,533             --             --        861,533
Adjustments to effect June 18, 1999 reverse takeover
   accounting value attributed to the share capital of
   EC.com net of costs of $199,600                                   --             --             --        960,316
Special Warrants issued for services rendered [NOTE 15]              --             --             --             --
Special Warrants issued in private placement, net of
   costs of $280,000 [NOTE 15]                                       --             --             --      2,720,000
Shares issued pursuant to exercise of stock options
   [NOTE 16]                                                         --             --             --         54,200
Shares issued on exercise of Special Warrants                        --             --             --             --
Shares issued on exercise of Agents' Warrants                        --             --             --        124,050
Shares issued on exercise of Share Purchase Warrants                 --             --             --      1,992,500
Special Warrants issued in private placement, net of
   costs of $518,782 [NOTE 15]                                       --             --             --      5,087,468
Loss for the year                                                    --             --     (3,867,461)    (3,867,461)
---------------------------------------------------------------------------------------------------------------------
BALANCE, MAY 31, 2000                                                --     (1,279,975)    (6,791,821)     7,468,342
Shares issued on exercise of Special Warrants [NOTE 15]              --             --             --             --
Shares issued on exercise of Agents' Warrants [NOTE 15]              --             --             --        170,400
Special Warrants issued in private placement [NOTE 15]               --             --             --        100,000
Stock based compensation [NOTE 16]                                   --             --             --        561,363
Adjustment of employee stock bonus plan [NOTE 16]                    --        298,018             --        277,710
Loss for the year                                                    --             --     (5,566,451)    (5,566,451)
---------------------------------------------------------------------------------------------------------------------
BALANCE, MAY 31, 2001                                                --       (990,957)   (12,358,272)     3,011,364
=====================================================================================================================

SEE ACCOMPANYING NOTES


SOFTCARE EC.COM, INC.

                                       CONSOLIDATED STATEMENTS OF CASH FLOWS
                                          (Expressed in Canadian dollars)

For the year ended May 31

                                                              YEAR ENDED    YEAR ENDED      FIVE MONTHS   YEAR ENDED
                                                                MAY 31,       MAY 31,        ENDED        DECEMBER
                                                                                             MAY 31,         31,
                                                                 2001          2000           1999          1998
-------------------------------------------------------------------------------------------------------------------
                                                                  $             $              $            $
-------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Loss for the period                                           (5,566,451)   (3,867,461)   (1,387,279)   (1,131,014)
Items not affecting cash:
   Depreciation and amortization                                 126,577       113,089        31,716        76,887
   Provision for doubtful accounts                                60,959        41,323        10,000        21,250
   Stock based compensation                                      839,073       861,533       447,765            --
   Special Warrants issued for services rendered                      --        66,132            --            --
   Changes in non-cash working capital:
     Accounts receivable                                           4,791        31,869       (96,166)      781,248
     Prepaid expenses and other                                   63,916      (139,213)       36,677         2,758
     Investment tax credits receivable                                --        50,231       124,376       (85,908)
     Work in progress                                             57,571       (57,571)           --            --
     Accounts payable and accrued liabilities                    (58,636)     (148,982)      164,443        39,809
     Deferred revenue                                            (46,078)       67,027        (9,190)          779
-------------------------------------------------------------------------------------------------------------------
NET CASH (USED IN) OPERATING ACTIVITIES                       (4,428,606)   (2,982,023)     (677,658)     (294,191)
-------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Purchase of capital assets                                      (255,294)     (107,306)       (1,033)      (61,581)
Cash acquired in reverse takeover                                     --        73,102            --            --
Issuance costs paid in reverse takeover                               --       (22,956)           --            --
Cash paid in FMG acquisition, net of cash received                    --       (13,528)           --            --
Cash received from shareholder                                        --       448,517            --            --
Advances from proposed acquiror                                       --       250,000       250,000            --
Sale (purchase) of short-term investments                      2,996,509    (2,996,509)           --            --
-------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES            2,741,215    (2,368,680)      248,967       (61,581)
-------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness                          (1,202)     (155,832)      130,000       (27,602)
Redemption of Subsidiary redeemable
   Class A preference shares                                     (30,000)      (30,000)      (12,500)      (30,000)
Repayment of long-term debt                                      (36,850)      (40,200)      (16,750)      (40,200)
Increase in (repayment of) obligations under capital leases       87,892       (46,416)      (17,645)      (36,900)
Special Warrants issued in private placement                     100,000     7,807,468            --            --
Common stock issued on exercise of stock options                      --        54,447            --            --
Common stock issued on exercise of Agents' Warrants              170,400       124,050            --            --
Common stock issued on exercise of
   Share Purchase Warrants                                            --     1,992,500            25            --
Decrease (increase) in cash held in escrow                     2,049,779    (2,049,779)           --            --
-------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES            2,340,019     7,656,238        83,130      (134,702)
-------------------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                 652,628     2,305,535      (345,561)     (490,474)
Cash and cash equivalents, beginning of period                 2,447,172       141,637       487,198       977,672
-------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                       3,099,800     2,447,172       141,637       487,198
===================================================================================================================

SUPPLEMENTAL DISCLOSURE
Interest paid                                                     20,407        26,488        12,369        38,821
===================================================================================================================

SEE ACCOMPANYING NOTES

SOFTCARE EC.COM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian dollars)

May 31, 2001 and 2000

1. NATURE OF OPERATIONS

Softcare EC.Com, Inc. ("The Company") was incorporated pursuant to the Company Act of the Province of British Columbia on March 30, 1981. The Company changed its name from International Savannah Ventures Ltd. to Softcare EC.Com, Inc. ("EC.com") on June 10, 1999 prior to the reverse takeover as described in note 2.

The Company and its subsidiary companies develop and market Electronic Data Interchange ("EDI") software primarily to retailers, financial and public institutions, utility companies, pharmaceutical companies and wholesalers across Canada, the United States and Asia. The Company and its subsidiary companies also develop and market e-commerce software, providing software through internet portals and by licenses, as well as providing consulting and support services to both domestic and international markets.

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

As at May 31, 2001, the Company had $3,099,800 [2000 - $2,447,172] in cash and cash equivalents, no cash held in escrow [2000 - $2,049,779] and no short-term investments [2000 - $2,996,509]. The Company had working capital of $2,804,889 at May 31, 2001 [2000 - $7,300,667]. The Company believes that existing cash and other working capital will be sufficient to carry out operations for at least the next twelve months.

SOFTCARE EC.COM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian dollars)

May 31, 2001 and 2000

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

The cost of the acquisition is the estimated fair market value of the net assets of EC.com acquired on June 18, 1999 and consists of:
                                                                      $
--------------------------------------------------------------------------------

Cash and cash equivalents                                          73,102
Shareholder receivable                                            448,517
Prepaid expenses and other                                        242,776
Cash advances to SoftCare                                         500,000
Accounts payable and accrued liabilities                         (104,479)
--------------------------------------------------------------------------------
TOTAL ACQUISITION COST                                          1,159,916
================================================================================

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

SOFTCARE EC.COM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian dollars)

May 31, 2001 and 2000

3. BUSINESS COMBINATION

Effective April 10, 2000, the Company acquired a 100% interest in the issued and outstanding common shares of Financial Management Group LLC ("FMG"), for net cash consideration of $13,528 net of cash acquired. Under the original terms of the agreement, the Company was to issue 100,000 common shares as additional consideration for the acquisition of FMG. The Company was also required to issue 200,000 common shares upon achieving certain milestones, as described in the agreement. The Company also entered into Business Protection Agreements and two-year employment agreements with the two principals of FMG. The Company, upon acquisition of FMG commenced work on a credit counseling Internet portal, designed to supercede FMG's software product, which the Company intended to market to FMG's customers and to others in the credit counseling industry. The Company controlled the strategic, operating, financing and investing activities of FMG since its acquisition.

The Company accounted for the acquisition of FMG on April 10, 2000 using the purchase method of accounting. The cash consideration of $20,383, net of cash on hand in FMG of $6,855, amounting to $13,528 was paid to the sellers of FMG on April 10, 2000.

The fair values of the identifiable assets and liabilities acquired on April 10, 2000 are as follows:

                                                                       $
--------------------------------------------------------------------------------

Cash and cash equivalents                                            6,855
Accounts receivable                                                 23,491
Prepaid expenses and other                                           3,292
Capital assets                                                      56,017
Bank indebtedness                                                  (14,073)
Accounts payable and accrued liabilities                           (98,269)
--------------------------------------------------------------------------------
Net liabilities acquired                                           (22,687)
Goodwill                                                            43,070
--------------------------------------------------------------------------------
TOTAL ACQUISITION COST                                              20,383
================================================================================

The results of operations of FMG are included in the consolidated statement of operations from the date of acquisition, April 10, 2000 to September 22, 2000.

In July 2000, the Company discovered material inconsistencies and omissions in claims and disclosures made by the sellers of FMG and the two principals of FMG. The inconsistencies and omissions relate to claims and legal actions pending by and against FMG and certain other matters relating to the ownership of the software purportedly owned by FMG.

SOFTCARE EC.COM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian dollars)

May 31, 2001 and 2000

3. BUSINESS COMBINATION (CONT'D.)

Customary closing procedures, including regulatory approval of this transaction was required and was never obtained due to the discovery of the material inconsistencies and omissions noted above. The Company terminated the agreement and the share consideration was not issued.

 On September 22, 2000, Management with board approval determined that the material inconsistencies and omissions could not be resolved and approved a formal plan to commence the termination of the acquisition. The termination has been recorded as a disposition of a subsidiary as at September 22, 2000 and resulted in a write-off of the net book value of FMG's net assets amounting to $89,672. In October 2000, the Company sent a notice of default under the acquisition agreement to the sellers of FMG and terminated the acquisition agreement in November 2000.

The Company also terminated its employment of the two principals of FMG in July 2000 with cause. In September 2000, the principals of FMG notified the Company in writing alleging breach of its employment agreements, threatening legal action and alleging potential damages, which if proven, may be material. Following the Company's notice of default under the Acquisition agreement issued in October 2000, and press release issued by the Company in connection with these matters, the principals of FMG wrote the Company alleging additional claims for defamation and negligent and intentional interference with prospective economic damage. No formal actions have been filed at this time by the principals of FMG against the Company. The Company believes the claims are without merit and intends to defend such claims or actions vigorously. The outcome of these matters cannot be predicted at this time with certainty. Accordingly, no provision has been recorded in the accompanying consolidated financial statements. If the Company is obliged to settle a claim the resulting loss, if any, will be charged against earnings in the year incurred.

SOFTCARE EC.COM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian dollars)

May 31, 2001 and 2000

4. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been expressed in Canadian dollars and in accordance with Canadian generally accepted accounting principles. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in note 21. The following is a summary of the significant accounting policies used in the preparation of these consolidated financial statements:

PRINCIPLES OF CONSOLIDATION

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, SoftCare (a Canadian company), and SoftCare's wholly owned subsidiaries, SCC Holdings Ltd. (a Canadian company), SCEC Holdings Ltd. (a Canadian company) and SoftCare Electronic Commerce (U.S.A.) Inc. (a Washington corporation). All significant intercompany balances and transactions have been eliminated on consolidation.

TRANSLATION OF FOREIGN CURRENCIES

The Company follows the temporal method of accounting for the translation of integrated foreign subsidiary operations. Monetary assets and liabilities of foreign subsidiaries denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Other balance sheet items are translated at exchange rates in effect when the assets are acquired or obligations incurred. Revenue and expense items are translated at the average rate of exchange for the period. Foreign exchange gains and losses resulting from these translations are reflected in the consolidated statement of operations.

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

SOFTCARE EC.COM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian dollars)

May 31, 2001 and 2000

4. SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

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

CAPITAL ASSETS

Capital assets are stated at cost less accumulated depreciation. Capital assets are depreciated at rates sufficient to write off their cost over their estimated useful lives on a declining balance method, at the following annual rates:

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

SOFTWARE DEVELOPMENT COSTS

Software development costs are charged to expense as incurred unless the development project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization. The Company has not deferred any software development costs to date.

SOFTCARE EC.COM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian dollars)

May 31, 2001 and 2000

4. SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

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

REVENUE RECOGNITION

A software supply arrangement entered into by the Company may encompass multiple elements, including software sales, consulting services, training services and maintenance fees. The total fee for a multiple element arrangement is allocated to each element based upon objective evidence of the fair value of each element. Fair value is established through the Company's policy to charge to customers the same price as when the element is sold separately. Revenue from sales made to re-sellers is recognized after the third-party sale occurs and the revenue is determinable. Consulting services offered by the Company are not considered essential to the functionality of the software arrangement. As a result, consulting and training services revenues are recognized as the work is performed. Maintenance contract revenue is deferred and recognized over the respective contract periods. Revenue from direct software sales is recognized when the product has been delivered, as no significant obligations remain, fees are fixed and determinable, collectibility is probable, and persuasive evidence of an arrangement exists. If software sales are contingent upon successful installation and subsequent customer acceptance, the revenue and work in progress costs are deferred until customer acceptance is achieved.

ADVERTISING EXPENSE

Advertising costs are charged to expense as incurred. Advertising expense for the year ended May 31, 2001 amounted to approximately $26,749 [2000 - $17,400; Five months ended May 31, 1999 - $500; year ended December 31, 1998 - $34,100].

INCOME TAXES

The company utilizes the liability method of tax allocation. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

SOFTCARE EC.COM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian dollars)

May 31, 2001 and 2000

4. SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

STOCK BASED COMPENSATION

The Company has granted stock options which are described in note 16. The Company accounts for employee stock-based compensation arrangements using the intrinsic value method, whereby compensation expense is calculated based on the difference, on the date of grant, between the fair market value of the Company's stock and the exercise price and is recorded over the vesting period of the options. Any consideration paid by the option holders on the exercise of stock options is credited to common stock. The Company accounts for stock-based compensation arrangements to non-employees using the fair value method and the Black Scholes model.

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

INCOME (LOSS) PER SHARE

Generally accepted accounting principles applicable to reverse takeovers require that the income (loss) per share figures be calculated on the following basis:

o the number of shares outstanding from the beginning of the fiscal period to the date of the reverse takeover on June 18, 1999 is deemed to be the number of shares issued by EC.com to the shareholders of SoftCare.

o the number of shares outstanding from the date of the reverse takeover to the end of the fiscal period is deemed to be the actual number of shares of EC.com outstanding in the period.

EC.com issued 11,000,000 Special Warrants, each of which was convertible into one common share. The Special Warrants were converted to common shares subsequent to the reverse takeover. Accordingly, the deemed number of common shares of EC.com outstanding prior to June 18, 1999 is 10,000,000. Special Warrants issued to the Employee Stock Bonus Plan of 1,000,000 were not included in the loss per share calculation.

SOFTCARE EC.COM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian dollars)

May 31, 2001 and 2000


4. SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)
                                      YEAR ENDED       YEAR ENDED      FIVE MONTHS      YEAR ENDED
                                        MAY 31,          MAY 31,      ENDED MAY 31,    DECEMBER 31,
                                         2001             2000            1999             1998
--------------------------------------------------------------------------------------------------
NUMERATOR
Loss for the period                  $(5,566,451)    $(3,867,461)     $(1,387,279)    $(1,131,014)

DENOMINATOR
Weighted average number of
   common shares outstanding          16,517,676      10,440,937               --              --
--------------------------------------------------------------------------------------------------
Less: Employee Stock Bonus
    Plan shares                          774,200       1,000,000               --              --
--------------------------------------------------------------------------------------------------
Basic (loss) per common share              (0.35)          (0.41)              --              --
==================================================================================================

Loss per common share for the years ended May 31, 2001 and 2000 is computed by dividing the net loss for the year by the weighted average number of common shares outstanding during the year, excluding shares held is escrow or other contingently issuable common shares.

Diluted income (loss) per share reflects the potential dilution of securities that could result from the exercise of dilutive options and warrants. Fully diluted loss per share is not presented since the issue of shares upon the exercise of stock options and warrants would be anti-dilutive.

FINANCIAL INSTRUMENTS

The carrying value of cash and cash equivalents, cash held in escrow, accounts receivable, bank indebtedness, accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity. The fair value of short-term investments has been determined based on quoted market sources. The carrying value of long-term debt approximates fair value due to variable market interest rates being charged on outstanding balances. The carrying value of capital lease obligations approximates fair value as the effective interest rate on these instruments approximate current market rates. The carrying value of subsidiary redeemable Class A preference shares approximates fair value based on discounted cash flows.

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the consolidated financial statements. Actual results could differ from these estimates.

SOFTCARE EC.COM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian dollars)

May 31, 2001 and 2000

5. CASH HELD IN ESCROW

Cash held in escrow was recorded at cost which approximated market value and earned interest at approximately 5% per annum.

6. CREDIT AND EXCHANGE RATE RISK

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents which are held with one financial institution, cash held in escrow which is held with one financial institution, short-term investments which are held with one financial institution, and accounts receivable.

The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. The Company's operations are in the field of supplying electronic commerce computer software licenses and support services to domestic and international markets. Many of its customers are outside of Canada and therefore a significant percentage of its revenues are derived from, and are paid in, U.S. dollars [note 20]. The Company has not entered into contracts for foreign exchange hedges.

The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses which, when realized, have been within the range of management's expectations. To reduce credit risk, management performs ongoing credit evaluations of its customers' financial condition. The Company maintains reserves for potential credit losses.

As at May 31, 2001 six [2000 - five] customers represented 63% [2000 - 96%] of the accounts receivable balance. Two customers represented approximately 51% of the accounts receivable balance at May 31, 1999. Sales to two [five months ended May 31, 1999 - one; year ended December 31, 1998 - one] major customers comprised 29% of revenue for the year ended May 31, 2000 [Five months ended May 31, 1999 - 21%; year ended December 31, 1998 - 17%].

7. SHORT-TERM INVESTMENTS

As at May 31, 2000 short-term investments, which consisted of Government of Canada Treasury Bills, had a market value of $3,019,614, as determined by quoted market sources, earned interest at 5.55% per annum and matured in September 2000.

SOFTCARE EC.COM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian dollars)

May 31, 2001 and 2000

8. WORK IN PROGRESS

Included in work in progress are direct labour costs incurred by the Company in connection with an agreement the Company entered into with a customer to provide software and services.


9. CAPITAL ASSETS
                                                                  ACCUMULATED        NET BOOK
                                                    COST         DEPRECIATION         VALUE
                                                     $                 $                $
--------------------------------------------------------------------------------------------------
2001
Computer and testing equipment                     393,500           268,199          125,301
Computer software                                  161,800           133,417           28,383
Office equipment                                    35,499            17,706           17,793
Office furniture                                   131,510            29,275          102,235
Display booths                                      21,755            17,916            3,839
Leasehold improvements                              45,356            11,584           33,772
--------------------------------------------------------------------------------------------------
                                                   789,420           478,097          311,323
--------------------------------------------------------------------------------------------------

2000
Computer and testing equipment                     311,425           217,129           94,296
Computer software                                  125,758            89,961           35,797
Office equipment                                    71,222            12,799           58,423
Office furniture                                    46,861            19,234           27,627
Display booths                                      21,755            17,054            4,701
Leasehold improvements                              13,122             4,019            9,103
--------------------------------------------------------------------------------------------------
                                                   590,143           360,196          229,947
--------------------------------------------------------------------------------------------------

Capital assets include assets acquired under capital lease having a gross book value of $333,165 [2000 - $181,607] and accumulated depreciation of $171,300 [2000 - $125,737].

SOFTCARE EC.COM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian dollars)

May 31, 2001 and 2000

10. BANK INDEBTEDNESS

The Company has a revolving line of credit with a Canadian chartered bank for a maximum of $250,000 based on the assets pledged in the loan agreement. As at May 31, 2001 and 2000, the Company had no amounts outstanding under the line of credit. Amounts outstanding on the line of credit are payable on demand and bear interest at the bank's prime lending rate plus 2%. The bank's prime lending rate at May 31, 2001 was 6.25% [2000 - 9.5%].

As part of the FMG acquisition [note 3], the Company acquired a bank loan with a US financial institution of which $13,241 was outstanding at May 31, 2000.

11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The Company has accounts payable and accrued liabilities that consist of the following at May 31:

                                                        2001           2000
                                                          $              $
--------------------------------------------------------------------------------

Accounts payable                                     143,054          228,340
Accrued professional fees                             25,000           40,000
Accrued vacation                                     107,042           68,654
--------------------------------------------------------------------------------
                                                     275,096          336,994
================================================================================

SOFTCARE EC.COM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian dollars)

May 31, 2001 and 2000


12. LONG-TERM DEBT

The Company has long-term debt outstanding at May 31, as follows:
                                                                    2001            2000
                                                                     $                $
---------------------------------------------------------------------------------------------
Bank loan agreement with Business Development Bank of
Canada, bearing interest at bank prime rate plus 4% plus
0.0821% of gross sales and repayable in equal monthly
principal installments of $3,350 through April 2001.                 --             36,850

Less: current portion                                                --            (36,850)
---------------------------------------------------------------------------------------------
Long term portion                                                    --                 --
=============================================================================================

The loan was collateralized by a general security agreement providing a first security interest in substantially all the Company's assets, personal guarantees from certain of the Company's executives and the assignment of a life insurance policy on the Company's CEO. The loan agreement contains certain covenants that impose limitations restricting the Company's dividend paying ability and changes in ownership.

13. OBLIGATIONS UNDER CAPITAL LEASES

The Company leases certain of its computer and office equipment under capital leases. The future minimum lease payments required under capital leases expiring May 2004 are as follows:

                                                                          $
--------------------------------------------------------------------------------

2002                                                                  105,673
2003                                                                   65,541
2004                                                                    8,714
--------------------------------------------------------------------------------
Total obligations under capital leases                                179,928
Less: amount representing interest                                    (29,566)
--------------------------------------------------------------------------------
Present value of minimum lease payments                               150,362
Less: current portion                                                 (88,014)
--------------------------------------------------------------------------------
Long term obligations under capital leases                             62,348
================================================================================

SOFTCARE EC.COM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian dollars)

May 31, 2001 and 2000

14. SUBSIDIARY REDEEMABLE CLASS A PREFERENCE SHARES

225,000 Subsidiary redeemable Class A preference non-voting shares, par value $1.00 per share.

The Company's subsidiary, SoftCare, has outstanding redeemable Class A preference shares as follows:

                                                              SUBSIDIARY
                                                          REDEEMABLE CLASS A
                                                           PREFERENCE SHARES       AMOUNT
                                                                   #                  $
-----------------------------------------------------------------------------------------------
Balance, May 31, 2000                                           102,500            102,500
Redemption of shares for cash                                   (30,000)           (30,000)
-----------------------------------------------------------------------------------------------
Balance, May 31, 2001                                            72,500             72,500
Less: current portion                                           (30,000)           (30,000)
-----------------------------------------------------------------------------------------------
Subsidiary redeemable Class A preference shares                  42,500             42,500
===============================================================================================

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

The holder of the subsidiary redeemable Class A preference shares receives a cumulative dividend calculated at the bank prime rate. The bank prime rate at May 31, 2001 was 6.25% [2000 - 9.5%]. The cumulative dividends have been recorded as interest expense in the consolidated statements of operations.

SOFTCARE EC.COM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian dollars)

May 31, 2001 and 2000

15. SPECIAL WARRANTS

The following table summarizes the Special Warrant transactions for the following periods:

                                                                  SPECIAL WARRANTS        AMOUNT
                                                                          #                  $
---------------------------------------------------------------------------------------------------
SPECIAL WARRANTS OUTSTANDING, MAY 31, 1999                           9,999,994          3,321,604
Deemed Special Warrants issued for services
   pursuant to exercise of options [NOTE 16]                         1,000,006          1,280,000
---------------------------------------------------------------------------------------------------
SPECIAL WARRANTS OUTSTANDING, JUNE 17, 1999                         11,000,000          4,601,604
Special Warrants issued for services rendered [b]                       51,666                 --
Special Warrants issued in private placement,
   net of costs [c]                                                  2,000,000          2,720,000
Special Warrants exercised for common
   shares, net of costs                                            (13,051,666)        (7,321,604)
Special Warrants issued in private placement,
   net of costs [d]                                                  1,495,000          5,087,468
---------------------------------------------------------------------------------------------------
SPECIAL WARRANTS OUTSTANDING, MAY 31, 2000                           1,495,000          5,087,468
Special Warrants exercised for common
   shares, net of costs                                             (1,495,000)        (5,087,468)
Special warrants issued in private placement [e]                       138,889            100,000
---------------------------------------------------------------------------------------------------
SPECIAL WARRANTS OUTSTANDING, MAY 31, 2001                             138,889            100,000
===================================================================================================

SOFTCARE EC.COM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian dollars)

May 31, 2001 and 2000

15. SPECIAL WARRANTS (CONT'D.)

The following provides details concerning Special Warrant transactions:

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

     Of the 11,000,000 Special Warrants issued, 10,000,000 were issued to the existing shareholders of SoftCare. These 10,000,000 Special Warrants were exercised for common shares and are subject to a voluntary pooling agreement which restricts the holders from trading the common shares on any stock exchange until such time as they are released from the pool. Pursuant to the terms of the voluntary pooling agreement, 8,350,386 of the common shares will be released on the following basis: 10% were released six months after completion of the acquisition on June 18, 1999; 30% were released twelve months after completion of the acquisition; 30% will be released 24 months after completion of the acquisition; and 30% will be released 36 months after completion of the acquisition. In addition, 1,649,614 common shares will be released on the following basis: 25% were released six months after completion of the acquisition on June 18, 1999; 25% were released twelve months after completion of the acquisition; 25% were released 18 months after completion of the acquisition; and 25% will be released 24 months after completion of the acquisition.

     The remaining 1,000,000 Special Warrants which were issued to the SoftCare Employee Stock Bonus Plan Trust ("SESB Trust") to provide employee bonus shares were exercised for 1,000,000 common shares. Two of the Directors of the Company are also the Trustees of the SESB Trust and may only release such shares from the Trust to employees in accordance with regulatory approval and the achievement of certain performance criteria [note 16].

[b] During 2000, the Company issued 51,666 Special Warrants as a finder's fee and corporate advisory fee upon completion of the reverse takeover. Each Special Warrant is exercisable for one common share of the Company without any additional consideration.

[c] On June 18, 1999, pursuant to an offering memorandum, the Company issued 2,000,000 Special Warrants for gross cash proceeds of $3,000,000 pursuant to a broker-assisted private placement. Costs incurred to effect the private placement include a commission and other cash costs totalling $280,000.

SOFTCARE EC.COM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian dollars)

May 31, 2001 and 2000

15. SPECIAL WARRANTS (CONT'D.)

     Each Special Warrant is exercisable, without any additional consideration, into one common share and one Share Purchase Warrant ("Underlying Warrant"), which is transferable upon regulatory approval. Each Underlying Warrant entitled the holder to purchase one common share at a price of $2.50 and was exercisable until June 18, 2000, at which time the remaining Underlying Warrants expired. Notwithstanding the foregoing, if at any time before the expiry date, the common shares of the Company trade on any securities exchange over a period of ten consecutive trading days at a weighted average price of not less than $3.00 per common share, then at the option of the Company, any Underlying Warrants not exercised within 30 days of written notice to the holder by the Company will expire.

     Pursuant to this Special Warrant private placement, the Company issued 196,300 Agent's Special Warrants. Each Agent's Special Warrant is exercisable, without any additional consideration, for one Agent's Warrant for a period of one year from June 18, 1999. Each Agent's Warrant was exercisable for one common share of the Company at $1.50 for a period of one year from the closing date of the financing.

     One half of the Agent's Warrants and/or common shares are subject to resale restrictions which expire three months from the date the shares are released from hold periods.

     The net proceeds of the above-noted offering were $2,720,000.

[d] On March 29, 2000, the Company issued 1,495,000 Special Warrants for net cash proceeds of $5,087,468 pursuant to a broker-assisted private placement. These cash proceeds were net of costs incurred to effect the private placement totalling $518,782.

     Each Special Warrant was exercisable, without any additional consideration, into one common share and one half of one Share Purchase Warrant. Each Share Purchase Warrant entitled the holder to purchase one common share at an exercise price of $4.25 and was exercisable for one year from the closing date of the financing to March 30, 2001, at which time the Share Purchase Warrants expired.

     Pursuant to this Special Warrant private placement, the Company issued 174,500 Agent's Special Warrants. Of these Agents Special Warrants, 25,000 were exercisable for one common share at an exercise price of $nil and 149,500 were exercisable for one common share at an exercise price of $3.75. All of these Agents Special Warrants were exercisable for one year from the closing date of the financing, of which 25,000 were exercised for $nil prior to expiring, with the remainder expiring on March 30, 2001.

SOFTCARE EC.COM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian dollars)

May 31, 2001 and 2000

15. SPECIAL WARRANTS (CONT'D.)

[e] On February 22, 2001, the Company issued 138,889 Special Warrants for gross cash proceeds of $100,000 pursuant to a private placement. No costs were incurred to effect this private placement.

     Each Special Warrant is exercisable, without any additional consideration, into one common share and one Share Purchase Warrant. Each Share Purchase Warrant entitles the holder to purchase one common share at an exercise price of $0.72 and is exercisable, at any time, over the two years from the closing date of the financing to February 22, 2003, at which time the Share Purchase Warrant will expire. Each common share issued is subject to a hold period and may not be traded until June 22, 2001.

16. COMMON STOCK

[a]  AUTHORIZED

100,000,000 [2000 - 100,000,000] Common voting shares without par value.

Prior to and in anticipation of the reverse takeover [note 2], options to acquire 1,000,006 common shares of SoftCare, with a fair value at the time of $1,280,000, were granted to employees. The options were granted to employees in lieu of salaries and were given in exchange for general financing services performed over a five-month period ended September 15, 1999. These options were exercised concurrent with the completion of the reverse takeover on June 18, 1999 for nominal cash proceeds of $247. The total excess value of $1,279,753 over cash received was prorated over the five-month period with $861,533 being recorded as compensation expense for the year ended May 31, 2000.

SOFTCARE EC.COM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian dollars)

May 31, 2001 and 2000

16. COMMON STOCK (CONT'D.)

[b]  STOCK OPTIONS

The following table summarizes stock option transactions:

                                                                                       WEIGHTED AVERAGE
                                                                    STOCK OPTIONS       EXERCISE PRICE
                                                                          #                    $
-------------------------------------------------------------------------------------------------------
BALANCE, MAY 31, 1999                                                1,000,006                 --
Options exercised for deemed Special Warrants                       (1,000,006)                --
Options granted to directors                                           800,000               1.50
-------------------------------------------------------------------------------------------------------
BALANCE, JUNE 17, 1999                                                 800,000               1.50
Issued options of EC.com                                                23,334               1.68
Options granted to directors, employees and consultants                550,000               1.94
Options exercised for common shares on June 18, 1999                  (250,000)             (1.50)
Options exercised for common shares                                    (33,334)             (1.63)
Options cancelled                                                     (100,000)             (1.50)
-------------------------------------------------------------------------------------------------------
BALANCE, MAY 31, 2000                                                  990,000               1.74
Options granted to directors, employees and consultants              1,085,339               0.73
-------------------------------------------------------------------------------------------------------
BALANCE, MAY 31, 2001                                                2,075,339               1.21
=======================================================================================================

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

On June 18, 1999, 100,000 stock options were granted to an individual pursuant to a consulting agreement, at an exercise price of $1.50. These options were not exercised and were cancelled concurrent with the termination of the consulting agreement in 1999.

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

SOFTCARE EC.COM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian dollars)

May 31, 2001 and 2000

16. COMMON STOCK (CONT'D.)

In August 2000, five stock options to purchase 40,000 shares each, for a total of 200,000 stock options, were granted to a consultant at an exercise price of $1.75. The options vested on the date of grant. These five stock options expire successively on August 27, 2001, 2002, 2003, 2004 and 2005, or on the termination of the consulting contract.

In September 2000, 40,000 stock options were granted to a consultant at an exercise price of $2.00. Of the stock options granted 10,000 vested on the date of grant and 30,000 vested on May 1, 2001. All of these stock options expire on August 31, 2005, or on the termination of the consulting contract.

On October 19, 2000, the board of directors approved a comprehensive Stock Option Plan ("the plan"). On November 10, 2000 the plan was approved by the shareholders. Subsequently, the plan was accepted by the CDNX. The plan incorporates the various limitations and restrictions required by the CDNX at the time of acceptance. Most significantly the total number of shares that may be optioned under the plan is restricted to 20% of the issued and outstanding common shares of the Company. All options previously granted by the Company were incorporated into the plan.

In March 2001, 100,000 stock options were granted to an employee at an exercise price of $0.60. The options vested on the date of grant. These stock options expire on March 6, 2006, or on the termination or resignation of employment.

In May 2001, 100,000 stock options were granted to a director at an exercise price of $0.40. The options vested on the date of grant. These stock options expire on May 23, 2006, or on the termination or resignation of the directorship.

In May 2001, 645,339 stock options were granted to employees at an exercise price of $0.40. These options vest on the 15th of the anniversary month for each employee over three years from May 2001. These stock options expire on May 23, 2006, or on the termination or resignation of employment.

On May 24, 2001 the board of directors approved the repricing of 1,130,000 stock options previously granted to certain directors, employees and consultants, from exercise prices ranging from $0.60 to $3.90 to an exercise price of $0.40. Of these stock options, 1,090,000 require future shareholder approval before the approved repricing becomes effective. If shareholder approval had been received as at May 31, 2001, the weighted average exercise price for all options would be $0.53.

SOFTCARE EC.COM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian dollars)

May 31, 2001 and 2000

16. COMMON STOCK (CONT'D.)

At May 31, 2001, the Company has the following stock options outstanding:

                           OPTIONS OUTSTANDING                                OPTIONS EXERCISABLE
---------------------------------------------------------------------------------------------------
                                               WEIGHTED AVERAGE REMAINING     OPTIONS VESTED AND
     EXERCISE PRICE           OUTSTANDING           CONTRACTUAL LIFE              EXERCISABLE
            $                      #                      YEARS                        #
---------------------------------------------------------------------------------------------------
          1.50                   890,000                  3.59                      890,000
          3.90                   100,000                  3.67                      100,000
          1.75                   200,000                  3.07                      200,000
          2.00                    40,000                  4.25                       40,000
          0.60                   100,000                  4.03                      100,000
          0.40                   745,339                  4.77                      100,000
---------------------------------------------------------------------------------------------------
                               2,075,339                  4.00                    1,430,000
===================================================================================================

[c]  EMPLOYEE STOCK BONUS PLAN

On April 15, 1999, SoftCare established the SESB trust in order to create a non-leveraged Employee Stock Bonus Plan which covers directors, officers, consultants and employees who have completed six months or more service with the Company. Upon the reverse takeover, the SESB trust exchanged its common shares in SoftCare for 1,000,000 common shares of EC.com.

Under the terms of the Plan, common shares held by the SESB trust will be allocated to participants when annual revenue targets are met or exceeded. However, the Company's Board of Directors has the discretion to allocate shares even if the targets are not achieved if it is in the best interest of the Company. Common shares allocated will vest irrevocably for participants in the Plan when revenue targets are achieved or the directors otherwise resolve that they are vested.

Upon the termination of an employee, shares that are not vested will be returned to the plan. Any shares placed in escrow shall be subject to mandatory repurchase by the Company at a price of US$0.01 per share should the participant terminate. Five years after establishment of the Plan, there shall be an exchange of allocated but unvested shares granted under the Plan and remaining in escrow for a new class of redeemable non-voting preferred shares. Each common share will be exchanged for one new preferred share.

During the year ended May 31, 2001, the Board of Directors approved the allocation and release of 225,800 shares to employees, under the plan. As at May 31, 2001 all shares allocated to employees have either been released to employees or returned to the SESB trust as a result of employee resignations during the year. The balance of shares held in the plan as at May 31, 2001 is 774,200 [2000 - 1,000,000] and of this balance none are allocated for future release.

SOFTCARE EC.COM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian dollars)

May 31, 2001 and 2000

16. COMMON STOCK (CONT'D.)

Compensation expense in the amount of $289,018 has been recognized in the statement of operations for the year ended May 31, 2001 to record the release of shares. During year ended May 31, 2000, no compensation expenses was recognized as no shares had been released or had been committed to be released. Compensation expense is recorded at fair value of the shares once shares have been committed to be released. At May 31, 2001, the fair value of the unallocated common shares based on quoted market sources was $263,228 [2000 - $2,500,000].

17. COMMITMENTS AND CONTINGENCIES

The Company leases its premises and certain automobiles under operating leases expiring through 2003. The approximate future minimum lease commitments under operating lease agreements for the next two years ending May 31 are as follows:

                                                                    $
--------------------------------------------------------------------------------

2002                                                            263,000
2003                                                            210,000
--------------------------------------------------------------------------------
                                                                473,000
================================================================================

Rent expense for the year ended May 31, 2001, amounted to approximately $232,000 [2000 - $131,000; five months ended May 31, 1999 - $49,000; year ended December 31, 1998 - $96,000].

The Company is involved from time to time in routine litigation incidental to the conduct of its business. There are currently no material pending legal proceedings to which the Company is a party or to which any of the Company's property is subject.

SOFTCARE EC.COM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian dollars)

May 31, 2001 and 2000

18. INCOME TAXES

At May 31, 2001, for Canadian tax purposes, the Company has approximately $1,715,000 of undeducted expenditures for tax purposes relating primarily to share issue costs and approximately $6,237,000 of non-capital losses available for income tax purposes to reduce taxable income of future years that expire as follows:
                                                               NON-CAPITAL
                                                                 LOSSES
                                                                    $
--------------------------------------------------------------------------------

2003                                                             328,000
2005                                                             829,000
2006                                                             412,000
2007                                                           1,648,000
2008                                                           3,020,000
--------------------------------------------------------------------------------
                                                               6,237,000
================================================================================

At May 31, 2001, the Company also has non-capital loss carryforwards of approximately $1,988,000 which can be applied to reduce income earned in the United States which expire as follows:
                                                                    $
--------------------------------------------------------------------------------

2019                                                             777,000
2020                                                           1,211,000
--------------------------------------------------------------------------------
                                                               1,988,000
================================================================================

The ability of the Company to use the losses which expire prior to 2020 may be impacted by the application of provisions contained in the Internal Revenue Code of the United States.

SOFTCARE EC.COM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian dollars)

May 31, 2001 and 2000

18. INCOME TAXES (CONT'D.)

Future income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's future tax assets as of May 31 are as follows:

                                                                  2001               2000
                                                                    $                  $
-------------------------------------------------------------------------------------------
Non-capital loss carryforwards                               3,670,000          1,826,000
Share issue costs                                              775,000            775,000
Unused capital cost in excess of net book value                350,000            281,000
Other                                                           40,000             14,000
-------------------------------------------------------------------------------------------
Total future assets                                          4,835,000          2,896,000
Valuation allowance                                         (4,835,000)        (2,896,000)
-------------------------------------------------------------------------------------------
NET FUTURE ASSETS                                                   --                 --
===========================================================================================


The potential income tax benefits relating to the unexpired losses and undeducted expenditures have not been recognized.

A reconciliation of the Company's effective income tax rate to the federal statutory rate follows:

                                                               2001               2000
                                                                 $                  $
------------------------------------------------------------------------------------------
Tax at statutory rate                                       (2,484,000)        (1,731,000)
Foreign tax rate differentials                                 109,000             75,000
Expenses not deductible for tax                                506,000            615,000
Change in valuation allowance                                1,939,000          1,145,000
Amortization of share issue costs for tax and accounting            --           (159,000)
Other                                                          (70,000)            55,000
------------------------------------------------------------------------------------------
                                                                    --                 --
==========================================================================================

SOFTCARE EC.COM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian dollars)

May 31, 2001 and 2000

19. RELATED PARTY TRANSACTIONS

Directors and officers of the Company provide legal, accounting and advisory services to the Company. During the year ended May 31, 2001, the Company paid $457,181 [2000 - $463,692; five months ended May 31, 1999 - $170,597; year ended
December 31, 1998 - $33,958] for these services which were charged to general and administrative expenses. At May 31, 2001, $34,756 [2000 - $36,690] is included in accounts payable and accrued liabilities. All transactions are in the normal course of operations and are recorded at exchange amounts established and agreed upon between the related parties.

20. SEGMENTED INFORMATION

Substantially all of the Company's operations, assets and employees are located in Canada. The following represents sales based on the location of the customer.

                        YEAR ENDED     YEAR ENDED    FIVE MONTHS    YEAR ENDED
                          MAY 31,        MAY 31,    ENDED MAY 31,   DECEMBER 31,
                           2001           2000           1999           1998
                             %              %              %              %
--------------------------------------------------------------------------------

Canada                      37             34             40             25
United States               61             60             52             74
Other                        2              6              8              1
================================================================================

21.  RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which as applied in these consolidated financial statements conform in all material respects to those accounting principles generally accepted in the United States ("U.S. GAAP") except as follows:

SOFTCARE EC.COM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian dollars)

May 31, 2001 and 2000

21.  RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT'D.)

                                             YEAR ENDED    YEAR ENDED      FIVE MONTHS  YEAR ENDED
                                               MAY 31,       MAY 31,          ENDED      DECEMBER
                                                                             MAY 31,        31,
                                                 2000          1999           1998         1998
--------------------------------------------------------------------------------------------------
                                                   $             $              $            $
Loss in accordance with Canadian GAAP       (5,566,451)    (3,867,461)   (1,387,279)   (1,131,014)
Effects of differences in accounting for:
   Compensation expense                             --        (91,975)           --            --
--------------------------------------------------------------------------------------------------
Loss in accordance with U.S. GAAP           (5,566,451)    (3,959,436)   (1,387,279)   (1,131,014)
Lloss per share                                 (0.35)         (0.42)            --            --
Weighted average number of common shares
   outstanding under U.S. GAAP              15,743,476      9,440,937            --            --
==================================================================================================

The following table sets out the amounts that would have been reported in the balance sheet had these statements been prepared in conformity with U.S. GAAP.

CONSOLIDATED BALANCE SHEETS
                                                     2001                2000
                                                       $                   $
--------------------------------------------------------------------------------

Common stock                                      15,710,538         10,544,645
Deficit                                          (12,358,272)        (6,883,796)
================================================================================

[i]  RECENT PRONOUNCEMENTS

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements of all public registrants. The provisions of SAB 101 as amended, are effective beginning in the fourth quarter of fiscal year 2001. The adoption of SAB 101 did not have a material effect on the Company's financial condition, results of operations or cash flows.

SOFTCARE EC.COM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian dollars)

May 31, 2001 and 2000

21.  RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT'D.)

[i]  RECENT PRONOUNCEMENTS (CONT'D)

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, which establishes accounting and reporting standards for derivative instruments and hedging activities. FAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. In June 1999, the FASB issued Statement No. 137 "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," which amended FAS 133 by deferring the effective date to the fiscal year beginning after June 30, 2000. In June 2000, the FASB issued Statement No. 138, "Accounting for Certain Derivative Instruments and Hedging Activities - an amendment to FASB Statement No. 133," which amended FAS 133 with respect to four specific issues. The Company does not expect the adoption of this statement as of June 1, 2001, to have a material effect on the consolidated financial position, results of operation, or cash flows.

22. CHANGE IN ACCOUNTING PRINCIPLES

EARNINGS PER SHARE

Effective May 31, 2001, the Company retroactively adopted the new recommendations of the Canadian Institute of Chartered Accountants Section 3500 ("earnings per share") with respect to the calculation of loss per common share. The change in accounting policy has been applied retroactively and all prior years have been restated. The impact of this change in accounting policy was to excludenon-allocated and unvested shares held by the SESB trust [note 16[c]] from the weighted average number of common shares outstanding in the calculation of loss per common share [note 4]. For the year ended May 31, 2001, the change resulted in an increase in the loss per common share of $(0.02) [2000 - $(0.01)] to $(0.35) [2000 - $(0.41)] from $(0.33) [2000 - $(0.40)] that would have been reported had the change not been made.

23. COMPARATIVE FIGURES

Certain of the prior year figures have been reclassified to conform with the current year's presentation.

SOFTCARE EC.COM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian dollars)

May 31, 2001 and 2000

24. SUBSEQUENT EVENT

In June 2001, 138,889 Special Warrants were exchanged for 138,889 common shares.