Form 20-F
period 2002-05-31
SOFTCARE EC COM INC
filed 2003-01-08
CIK 1108940

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F
                  ANNUAL REPORT FISCAL YEAR ENDED MAY 31, 2002

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

                         Commission file number: 0-30610
                                                 =======

                                SOFTCARE EC INC.
             ======================================================
             (Exact name of Registrant as specified in its charter)

                            British Columbia, Canada
                 -----------------------------------------------
                 (Jurisdiction of incorporation or organization)

     889 Harbourside Drive, #210, North Vancouver, British Columbia V7P 3S1
     ----------------------------------------------------------------------
                    (Address of principal executive offices)

        Securities to be registered pursuant to Section 12(b) of the Act:
        -----------------------------------------------------------------
                                      None

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual
report.                                                               19,993,617

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past ninety days.                            Yes XXX No ___

Indicate by check mark which financial statement item the registrant has elected
to follow:                                               Item 17 XXX Item 18 ___

                                  Page 1 of 134
                          Index to Exhibits on Page 91

                                SOFTCARE EC INC.

                                    FORM 20-F
                                  ANNUAL REPORT
                         FISCAL 2002 ENDED MAY 31, 2002

                                TABLE OF CONTENTS


                                     PART I

Item 1.  Identity of Directors, Senior Management and Advisors              4
Item 2.  Offer Statistics and Expected Timetable                            4
Item 3.  Key Information                                                    4
Item 4.  Information on the Company                                        24
Item 5.  Operating and Financial Review and Prospects                      47
Item 6.  Directors, Senior Management and Employees                        56
Item 7.  Major Shareholders and Related Party Transactions                 67
Item 8.  Financial Information                                             68
Item 9.  The Offer and Listing                                             69
Item 10. Additional Information                                            73
Item 11. Quantitative and Qualitative Disclosures About Market Risk        88
Item 12. Description of Securities Other Than Equity Securities            88


                                     PART II

Item 13. Default, Dividend Arrearages and Delinquencies                    88

Item 14. Material Modifications to the Rights of
         Security Holders and Use of Proceeds                              88

Item 15. Controls and Procedures                                           89

Item 16. Reserved                                                          89


                                    PART III

Item 17. Financial Statements                                              90
Item 18. Financial Statements                                              90
Item 19. Exhibits                                                          91

                                  INTRODUCTION

SoftCare EC Inc. was organized under the laws of British Columbia, Canada. In this Annual Report, the "Company", "we", "our", and "us" refer to SoftCare EC Inc. (unless the context otherwise requires). We have prepared this Annual Report on the basis of information that we have or that we have obtained from sources we believe to be reliable. Summary discussions of documents referred to in this Annual Report may not be complete and we refer you to the actual documents for more complete information. Our principal corporate offices are located at 889 Harbourside Drive #210, North Vancouver, British Columbia, Canada V7P 3S1; our telephone number is 604-983-8083.


                          BUSINESS OF SOFTCARE EC INC.

SoftCare EC Inc. develops business relationship management software allowing companies to conduct business-to-business e-commerce and the creation of B2B industry portals. Our e-business management software is open and scaleable allowing for the integration with existing and future technologies, lowering operating costs and streamlining the supply chain while delivering benefits to all business e-trading relationships.


                         FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars ("CDN$" or "$"). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

The financial statements and exhibits listed and referred to herein are filed with this Annual Report on Form 20-F in the United States. This Annual Report is also filed in Canada as an Annual Information Form and the Canadian filing does not include the consolidated financial statements and exhibits listed below. Canadian investors should refer to the annual consolidated financial statements of SoftCare EC Inc. (the "Company" or "SoftCare") at May 31, 2002 as filed with the Canadian securities regulators.


                           FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements, principally in ITEM #4, "Information on the Company" and ITEM #5, "Operating and Financial Review and Prospects". We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things, the factors discussed in this Annual Report under ITEM #3, "Key Information, Risk Factors" and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission.

The words "believe", "may", "will", "estimate", "continue", "anticipate", "intend", "expect", and similar words are intended to identify forward-looking statements. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this Annual Report might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

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

"EDI" (ELECTRONIC DATA INTERCHANGE) is a direct application-to-application exchange of information, using well-defined, tightly specified message formats and industry standards. Traditional business-to-business trans-actions such as delivery of invoices, late payment notices and purchase orders are carried out using EDI.

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

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
--------------------------------------------------------------
         Not Applicable

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.
-------------------------------------------------
         No Disclosure Necessary


ITEM 3.  KEY INFORMATION.
-------------------------

3.A.1.  SELECTED FINANCIAL DATA
-------------------------------
3.A.2.  SELECTED FINANCIAL DATA
-------------------------------

The selected financial data of the Company for Fiscal 2002, Fiscal 2001, and Fiscal 2000 ended May 31st was derived from the financial statements of the Company which have been audited by Ernst & Young LLP, independent Chartered Accountants, as indicated in their audit report which is included elsewhere in this Annual Report. The selected financial data of the Company for Fiscal 1999 ended May 31st and Fiscal 1998 ended December 31st was derived from the financial statements of the Company that were audited by Ernst & Young LLP, these financial statements are not included herein.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

Table No. 1 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as disclosed in footnotes to the financial statements.

                                   Table No. 1
                             Selected Financial Data
                      (CDN$ in 000, except per share data)

==============================================================================
                                                              Five
                             Year       Year       Year     Months       Year
                            Ended      Ended      Ended      Ended      Ended
                        5/31/2002  5/31/2001  5/31/2000  5/31/1999 12/31/1998
                        ---------  ---------  ---------  --------- ----------
Canadian GAAP
-------------
Sales Revenue                $575       $460       $547       $351       $849
(Loss) from Operations     ($3317)    ($5765)    ($4021)    ($1380)    ($1134)
Net Income (Loss)          ($3273)    ($5566)    ($3867)    ($1387)    ($1131)
Basic (Loss) per Share     ($0.20)    ($0.35)    ($0.41)    ($0.13)    ($0.13)
Dividends Per Share         $0.00      $0.00      $0.00      $0.00      $0.00

Wtg. Avg. Shares (000)      17556      16518      10441      10000      10000
Period-end Shares O/S       19994      16990      15356      10000      10000
------------------------------------------------------------------------------
Working Capital              $107      $2805      $7301      ($430)      $519
Long-Term Debt                $27        105        105        164        204
Capital Stock              $15884      15370      14352       2460       2012
Shareholders' Equity         $252       3011       7468        465        475
Total Assets                  969       3621       8179        584       1035
------------------------------------------------------------------------------
US GAAP
-------
Net Income (Loss)          ($3273)   ($5566)    ($3959)
(Loss) per Share           ($0.20)   ($0.35)    ($0.42)
Wtg Avg.# Shares (000)      16782     15743       9441
------------------------------------------------------------------------------
(1) US GAAP Cumulative Net Loss since incorporation has been ($15,723,724).
==============================================================================

3.A.3.  EXCHANGE RATES
----------------------

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 2 sets forth the exchange rates for the Canadian Dollar at the end of Fiscal 2002/2001/2000/1999 ended May 31st, Fiscal 1998 ended 12/31/1998, the average rates for the period, and the range of high and low rates for the period. The data for each month during the most recent eleven months is presented.

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

                                   Table No. 2
                           U.S. Dollar/Canadian Dollar

==============================================================================
                                            Average     High     Low    Close
-----------------------------------------------------------------------------
November 2002                                           1.59     1.55    1.57
October 2002                                            1.59     1.56    1.56
September 2002                                          1.59     1.55    1.59
August 2002                                             1.60     1.55    1.56
July 2002                                               1.59     1.51    1.57
June 2002                                               1.55     1.51    1.52
May 2002                                                1.57     1.53    1.53
April 2002                                              1.60     1.56    1.57
March 2002                                              1.60     1.58    1.60
February 2002                                           1.61     1.59    1.60
January 2002                                            1.61     1.59    1.59
-----------------------------------------------------------------------------
Fiscal Year Ended  5/31/2002                   1.57     1.61     1.51    1.53
Fiscal Year Ended  5/31/2001                   1.52     1.58     1.49    1.55
Fiscal Year Ended  5/31/2000                   1.47     1.51     1.44    1.50
Fiscal Year Ended  5/31/1999                   1.49     1.58     1.41    1.43
Fiscal Year Ended 12/31/1998                   1.49     1.57     1.41    1.54
==============================================================================


3.B.  CAPITALIZATION AND INDEBTEDNESS
-------------------------------------
      Not Applicable

3.C.  REASONS FOR THE OFFER AND USE OF PROCEEDS
-----------------------------------------------
      Not Applicable

3.D.  RISK FACTORS
------------------

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

Advances in computer capabilities, new discoveries in the field of cryptography, the development of new computer viruses or other developments by partners to protect content and transactions on online trading exchanges or proprietary information in customers' and their business partners' databases will affect the success of the Company's products. Anyone who is able to circumvent security measures could misappropriate proprietary, confidential customer information or cause interruptions in customers' and their business partners' operations that will adversely affect the business of the Company. The Company's customers and their business partners may be required to incur significant costs to protect against security breaches, including computer viruses, or to alleviate problems caused by security breaches, reducing their demand for the Company's software. Further, a well-publicized compromise of security could deter businesses from using the Internet to conduct transactions that involve transmitting confidential information. The failure of the security features of the Company's software to prevent security breaches, or well publicized security breaches affecting the Internet in general, could significantly harm the Company's business, operating results and financial condition, or may result in a compromise or breach of the security features contained in the Company's software or the algorithms used by customers and their business.

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

RISK OF DEPENDENCE ON SENIOR MANAGEMENT
The Company's success is dependent on the services of a number of members of senior management, particularly: Martyn Armstrong, the Company's founder, President, CEO and Chairman and John Versfelt, Chief Financial Officer/Corporate Secretary. The experience of these individuals will be a key-contributing factor to the Company's success and growth. The loss of one or more of these individuals could have a material adverse effect on the Company's operations and business prospects. The Company presently carries key-man life insurance on the life of Martyn Armstrong. This reliance on a few key people presents an inherent risk to the value of the shares and the interests of the Company's shareholders.

RISK OF LACK OF TRADEMARK PROTECTION
The Company has not filed trademark applications in the United States or Canada for the name "SoftCare". A competitor of the Company holds a registered trademark for the name "SoftCare" in the United States. In July 1996, SECI (as hereinafter defined) entered into a Cooperation Agreement with TRW Inc. ("TRW"), an Ohio-based manufacturer of products and services for the automotive, space, defense and information management markets. Pursuant to the Cooperation Agreement, SECI developed and completed an Intranet and Internet electronic commerce software product family for communications, message switching, e-mail, fax, EDI, audit and service billing, known as OpenEC. The product was supplied by TRW to ADFIAP Global Data Interchange Network ("ANET"), a Southeast Asian communications network for approximately 78 banks and their customers. The Cooperation Agreement terminated in May 1999. TRW retains rights to use the name "OpenEC" in connection with products developed under the Cooperation Agreement. The deliverable was presented to and accepted by TRW in February 1998. TRW subsequently determined not to proceed with implementation of the Asian project. That software has not been subsequently used or licensed by the Company or TRW. The Company may be required to cease using one or both names if another user enjoins the Company from using such name, or if the Company determines that it cannot effectively differentiate its products using these names. Any litigation involving these names would have all of the risks and costs associated with proprietary rights litigation. In the event the Company is forced to cease using either name, it will be required to select new names for either its products or its business, or both. This could in turn lead to a loss of the Company's goodwill attached to those names and additional expenses in re-labeling products, changing business forms and promoting the new names.

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

RISK OF CONTROL BY MANAGEMENT
The Company's senior management and directors currently maintain substantial voting control over the Company. The Company's senior management and directors beneficially own, in the aggregate, approximately 25% of our outstanding common shares, including shares currently held in trust for employees, for which executive officers serve as trustees. As a result, these stockholders (or subgroups of them) retain substantial control over matters requiring approval by stockholders, such as the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control.

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

WE HAVE A HISTORY OF LOSSES AND EXPECT TO INCUR SIGNIFICANT ADDITIONAL LOSSES IN THE FUTURE.
We had an accumulated deficit of approximately ($15.6 million) as of 5/31/2002. We expect to incur significant losses for the foreseeable future for a number of reasons, including the following: License revenues from products and services declined in the quarter ended 5/31/2002 compared to the quarter ended 2/28/2002 and are not expected to grow and could decline further; transaction-based revenues from network access, network services and independent Internet marketplaces are based on unproven business models and may not grow; although we have announced a program to significantly reduce expense levels, we may not reduce expenses to anticipated levels and we may incur significant sales and marketing, research and development and general and administrative expenses in the future; if we reduce expenses beyond a certain point we may be unable to support or attract customers; we will continue to incur substantial non-cash expenses resulting from deferred compensation and potentially the issuance of or reduction in price of warrants/options. We expect to incur losses at least through the fiscal period ending 5/31/2003 and perhaps beyond.

OUR QUARTERLY OPERATING RESULTS ARE VOLATILE AND DIFFICULT TO PREDICT.
Our quarterly operating results have varied significantly in the past and will likely vary significantly in the future. For example, our quarterly operating results for the quarter ended 5/31/2001 were significantly lower than our operating results for the same period ended 5/31/2000. We believe that period-to-period comparisons of our results of operations are not meaningful and should not be relied upon as indicators of future performance. Our quarterly operating results may vary depending on a number of factors, including the following:

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

RISKS RELATED TO EXPENSES: Payments of variable costs that are calculated as a percentage of sales are difficult to predict. These variable costs increase the risk of the Company achieving profits as a result of future increases in sales. Examples of variable costs which the Company are or could be committed to are as follows; payment of compensation to sales personnel based on achieving sales targets and co-sale payments, referral fees and other commissions to our strategic partners based on our sales; royalties paid to third parties for technology incorporated into our products and services. These costs are incurred as revenues increase but also limit our ability to control costs, including any planned reduction in expense levels. As well, fluctuations in certain non-cash expenses impact the future net income of the Company and are related to the issuance of warrants/options to purchase common stock of which the related non-cash expenses are calculated based on fluctuations in our stock price, which are beyond the control of management.

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

WE EXPECT TO DEPEND ON OPENEC AND TRADELINK FOR A SUBSTANTIAL PORTION OF OUR BUSINESS FOR THE FORESEEABLE FUTURE. THIS BUSINESS COULD BE CONCENTRATED IN A RELATIVELY SMALL NUMBER OF CUSTOMERS.
For the quarter ended August 31,2002 almost all revenues came from either sales of Tradelink, OpenEC, and Trade Catalog licenses or related products, services and annual maintenance. We anticipate that revenues from OpenEC and TradeLink and related products and services will constitute a substantial portion of our revenues in the foreseeable future. If anticipated revenues from OpenEC do not materialize as anticipated then we will suffer significant shortfall in revenues on investments made. If we experience a price decline or fail to achieve broad market acceptance of these products our business would be seriously harmed. In addition, for the quarter ended August 31, 2002, a relatively small number of customers accounted for a substantial portion of revenues from sales. We may continue to derive a significant portion of our revenues from a relatively small number of customers.

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

OUR BUSINESS WILL BE SERIOUSLY HARMED IF WE DO NOT DEVELOP A SUCCESSFUL REVENUE MODEL.
We have not yet fully evolved our revenue model for services associated with our software. The associated revenues may be a combination of license, maintenance, transaction, and/or annual subscription fees. Examples of such services might include electronic payment, bid/quote and sourcing, among others. However, we cannot predict whether these services and other functionality will be commercially successful or whether they will adversely impact revenues from our products and services. We would be seriously harmed if the conduct of electronic commerce purchasing or collaboration over the Internet are not commercially successful.

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

OUR BUSINESS WILL BE SERIOUSLY HARMED IF WE FAIL TO ESTABLISH AND MAINTAIN RELATIONSHIPS WITH THIRD PARTIES THAT WILL EFFECTIVELY IMPLEMENT OPENEC.
We rely, and expect to rely increasingly, on a number of third parties to implement OpenEC and other products at customer sites. Where these products are enterprise-wide solutions that must be deployed within the customer's organization the implementation process is complex, time-consuming and expensive. We rely on third parties to implement our products, because we lack the internal resources to implement our products at current and potential customer sites. If we are unable to establish effective, long-term relationships with our implementation providers, or if they do not meet the needs or expectations of their customers, our business would be seriously harmed. Our current implementation partners are not contractually required to continue to help implement our products. As a result, of the limited resources and capacities of many third-party implementation providers, we may be unable to establish or maintain relationships with third parties having sufficient resources to provide the necessary implementation services to support our needs. If these resources are unavailable, we will be required to provide these services internally, which would significantly limit our ability to meet our customers' implementation needs. A number of our competitors, including Sterling Commerce, Innovis, and GEIS, have significantly more well-established relationships with these third party system integrators and, as a result, these third parties may be more likely to recommend competitors' products and services rather than our own. In addition, we cannot control the level and quality of service provided by our current and future implementation partners.

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

We also increasingly encounter competition with respect to different aspects of our solution from companies such as GEIS, Innovis, Sterling Commerce, Btrade, Cyclone Commerce, iSoft, Hewlett Packard Company, InterTrade Systems Corporation, TIBCO Software Inc., Vitria Technology, Inc., webMethods, Inc. We also encounter significant competition from several major enterprise software developers, such as Oracle, PeopleSoft and SAP.

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

IN THE FUTURE, WE MAY NEED TO RAISE ADDITIONAL CAPITAL IN ORDER TO REMAIN COMPETITIVE IN THE BUSINESS-TO-BUSINESS ELECTRONIC COMMERCE INDUSTRY. THIS CAPITAL MAY NOT BE AVAILABLE ON ACCEPTABLE TERMS, IF AT ALL. We believe that our existing cash, cash equivalents, funds from planned private placements, and our anticipated cash flow from operations will be sufficient to meet our working capital and operating resource expenditure requirements for at least the next year. After that, we may need to raise additional funds and we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all. If we cannot raise funds on acceptable terms, if and when needed, we may not be able to develop or enhance our products and services, take advantage of future opportunities, grow our business or respond to competitive pressures or unanticipated requirements, which could seriously harm our business.

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

BROKER-DEALERS MAY BE DISCOURAGED FROM EFFECTING TRANSACTIONS IN OUR COMMON SHARES BECAUSE THEY ARE CONSIDERED PENNY STOCKS AND ARE SUBJECT TO THE PENNY STOCK RULES.
Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in "a penny stock". A penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share. Our shares are quoted on the TSX Venture Exchange, and the price of our common shares ranged from CDN$0.01 (low) to CDN$0.53 (high) during the period from 1/1/2001 to 11/30/2002. The closing price of our shares on the TSX Venture Exchange on 11/30/2002 was CDN$0.02. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the US Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

U.S. INVESTORS MAY NOT BE ABLE TO ENFORCE THEIR CIVIL LIABILITIES AGAINST US OR OUR DIRECTORS, CONTROLLING PERSONS AND OFFICERS.
It may be difficult to bring and enforce suits against the Company. The Company is a corporation incorporated in the province of British Columbia under the British Columbia Company Act. A majority of the Company's directors must be residents of Canada, and all or a substantial portion of their assets are located outside of the United States, predominately in Canada. As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions. Also, a judgment obtained in a U.S. court would generally be recognized by a Canadian court except, for example:
  a) where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;
  b) the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;
  c) the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;
  d) a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;
  e) the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;
  f) the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or
  g) there has not been compliance with applicable Canadian law dealing with the limitation of actions.

CRITICAL ACCOUNTING POLICIES
The consolidated financial statements are prepared in conformity with accounting principles generally accepted in Canada. There are two primary differences between US GAAP and Canadian GAAP, as applied to the Company's financial statements: recognition of stock-based compensation and the calculation of the weighted average number of shares used to calculate Basic Loss Per Share.

For U.S. GAAP purposes, the Company has elected under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") to continue to apply the intrinsic value based method of accounting for stock-based compensation under APB 25 "Accounting for Stock Issued to Employees." Under the intrinsic value method, stock compensation is the excess, if any, of the quoted market value of the stock at the measured date of the grant over the amount an optionee must pay to acquire the stock. Under U.S. GAAP, the issue of stock options to non-employees is accounted for under SFAS
123. The fair value of the stock options granted to non-employees during the year ended 5/31/2002 was estimated using the Black-Scholes option pricing model and the following weighted-average assumptions: dividend yield 0.0%, expected volatility 1.25, risk-free interest rate 5.5% and expected average option life of 3.5 years. The fair value of the options granted to non-employees was $1.17 per option. Accounting for the non-employee options, that have vested, on this basis would result in the recognition of additional compensation expense of $nil, $nil, and $91,975 for Fiscal 2002/Fiscal 2001/Fiscal 2000.

Under U.S. GAAP, the weighted average number of common shares used in the calculation of basic and fully diluted income (loss) per share excludes performance based common shares under the Company's Employee Stock Bonus Plan [note 18]. The weighted average number of common shares used in the calculation of diluted income (loss) per share would be calculated by the treasury stock method whereby it is assumed that proceeds received from the Company from the exercise of dilutive securities are used to repurchase outstanding shares in the market. As the effect of options and common share purchase warrants are anti-dilutive, diluted loss per share does not differ from basic loss per share. Canadian GAAP requires debt-like preferred shares and their dividends to be treated as long-term debt and interest expense respectively. Under Securities and Exchange Commission (SEC) rules, these shares are to be recorded as mezzanine debt and the dividend as a charge to retained earnings.

Management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On a regular basis, we evaluate our estimates and assumptions. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The significant accounting policies that are most critical to aid in fully understanding and evaluating reported financial results include: revenue recognition and the expensing of software development costs.

Revenue recognition. A software supply arrangement entered into by the Company may encompass multiple elements, including software sales, consulting services, training services and maintenance fees. The total fee for a multiple element arrangement is allocated to each element based upon objective evidence of the fair value of each element. Fair value is established through the Company's policy to charge to customers the same price as when the element is sold separately. Revenue from sales made to re-sellers is recognized after the third-party sale occurs and the revenue is determinable. Consulting services offered by the Company are not considered essential to the functionality of the software arrangement. As a result, consulting and training services revenues are recognized as the work is performed. Maintenance contract revenue is deferred and recognized over the respective contract periods. Revenue from direct software sales is recognized when the product has been delivered, as no significant obligations remain, fees are fixed and determinable, collectibility is probable, and persuasive evidence of an arrangement exists. If software sales are contingent upon successful installation and subsequent customer acceptance, the revenue and work in progress costs are deferred until customer acceptance is achieved.

Software development costs are charged to expense as incurred unless the development project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization. The Company has not deferred any software development costs to date.

ITEM 4.  INFORMATION ON THE COMPANY
-----------------------------------

4.A. HISTORY AND DEVELOPMENT OF THE COMPANY
-------------------------------------------

Introduction
------------
SoftCare EC Inc. hereinafter also is referred to as the "Company". From the date of incorporation to mid-1997, the Company was involved in the exploration and development of natural resource properties. In mid-1997, the Company abandoned its mineral properties and began seeking alternate business opportunities. The write-off of the Company's six mineral properties in Indonesia and related deferred exploration costs occurred in Fiscal 1998. In June 1999, the Company's efforts focused on a shift in its business to electronic commerce ("EC"), when the Company entered into a share purchase agreement (the "Share Purchase Agreement") with SoftCare EC Solutions Inc. (formerly SoftCare Electronic Commerce Inc.)("SECI"), a private electronic commerce software company. The Company acquired of all of the issued and outstanding shares of SECI in June 1999.

The Company's executive office is located at:
  889 Harbourside Drive, #210
  North Vancouver, British Columbia, Canada  V7P 3S1
  Telephone: (888) 763-8227
  Telephone: (604) 983-8083
  Facsimile: (604) 983-8056.
  e-mail: info@softcare.com
  webpage: www.softcare.com

The Company's registered office is located at:
  1111 West Georgia Street, #2100
  Vancouver, British Columbia,  Canada  V6E 4M3

The contact person is:
  Martyn A. Armstrong, President/CEO/Director.

The Company's fiscal year ends May 31st.

The Company's common shares trade on the TSX Venture Exchange in Toronto under the symbol "SCE" and on the NASD OTC Bulletin Board in the USA under the symbol "SCFEF".

The Company has 100,000,000 common shares without par value authorized. At 5/31/2002, the end of the Company's most recent fiscal year, there were 19,993,617 common shares issued/outstanding. At 11/30/2002, there were 23,243,617 common shares issued/outstanding.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Incorporation, Name Changes, and Stock Consolidations
-----------------------------------------------------
SoftCare EC Inc. (the "Company") was incorporated with the name Burmac Energy Corporation under the Company Act (British Columbia) by memorandum and articles of incorporation dated 3/30/1981. The memorandum of the Company was amended: on 12/16/1983 to increase authorized capital from 10,000,000 to 20,000,000 common shares; on 2/2/1991 to change the Company's name to Bus Holding Corp and consolidate the Company's share capital on a one-for seven basis to 2,857,142 common shares and increased concurrently to 20,000,000 common shares; on 11/17/1997 to change the name of the Company to Savannah Ventures Ltd. and increase the authorized capital to 100,000,000 common shares; on 12/1/1998 to change the Company's name to International Savannah Ventures Ltd. and effect a consolidation of the Company's share capital on a one-for-six basis reducing issued shares accordingly and concurrently increased the authorized capital to 100,000,000 common shares; on 6/10/1999 to change the Company's name to SoftCare EC.com Inc.; and on 11/8/2001 to change the Company's name to SoftCare EC Inc. On 11/17/1997, the Company's Articles of Incorporation were replaced in their entirety.

Acquisition of SECI
-------------------
Under the terms of the Share Purchase Agreement, the SECI Shareholders agreed to sell all of the issued and outstanding common shares in SECI to the Company in exchange for 11,000,000 Special Warrants issued by the Company. Each Special Warrant was exercisable, for no additional consideration, into one common share in the share capital of the Company.

Of the 11,000,000 Special Warrants, 10,000,000 were issued to the SECI Shareholders and 1,000,000 Special Warrants were issued, in trust, to Martyn Armstrong, the President of SECI and Wayne Zielke, then the Chief Financial Officer of SECI, as trustees (the "Trustees") for certain SECI employees pursuant to a trust agreement. Under the rules and policies of the Canadian Venture Exchange (the "CDNX") (formerly the Vancouver Stock Exchange), the acquisition and the related transactions described in the Share Purchase Agreement (the "Acquisition") constituted a "reverse takeover" and the transactions were subject to CDNX approval.

The Company completed the Acquisition on June 18, 1999.

SECI was founded in 1989 by Martyn Armstrong, the Company's President, CEO and Chairman, to provide EDI software and services to businesses of all sizes. SECI grew from a small EDI consulting group to, in the early 1990s, an EDI software vendor with approximately 150 customers across Canada, the United States and Asia. The Company has adapted its experience and advanced software engineering to focus on e-commerce. The Company continues to service its EDI customers. As acceptance of web-based applications develop, these customers provide the Company with a market for enhance products and services.

In May 2000, the Company and Global Network Privacy Inc. ("GNP") entered into a business arrangement to develop e-business/industry portal solutions for GNP's and the Company's customers. The Company's OpenEC platform combined with GNP's hardware and operating systems will provide a technologically advanced, highly secure business-to-business EC platform to the EDI marketplace. In February 2001, GNP ceased operations and was wound up due to lack of success in either attracting adequate capital or sales to support operations. This failure resulted in the Company not being able to collect on the receivable arising from the license agreement with GNP.

On 4/10/2000, the Company executed a definitive purchase agreement (the "FMG Agreement") to acquire, subject to regulatory approval, Financial Management Group LLC ("FMG"), a California based company involved in the development of PC-based software for the credit counseling industry. The Company purchased FMG in order to facilitate development of a credit-counseling portal using its OpenEC technology.

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

Prior to receiving the necessary approvals, the Company discovered undisclosed pending legal claims and actions commenced by and against FMG relating to FMG's ownership of its credit counseling software, which constituted material breaches of the agreement. In October 2000, the Company terminated the acquisition of FMG. The acquisition was originally accounted for using the purchase method of accounting and the termination is recorded as a disposition of a subsidiary.

The results of operations of FMG are included in the consolidated statement of operations from the date of acquisition, 4/10/2000 to 9/22/2000. Management believes that these events will not result in any additional liability to the Company.

In September 2000, the Company signed a letter of intent with SRI Strategic Resources ("SRI") of Burnaby, British Columbia, Canada, a division of TELUS Services Inc. ("Telus"), a telecommunications company providing a full range of advanced communication services and products across Canada. SRI specializes in custom e-business solutions for municipal governments, parks and recreation, education, finance, wholesale distribution, and retail industries. Under the initiative outlined by the letter of intent, the Company's OpenEC platform would be combined with SRI's technology integration expertise to develop a business-to-business e-commerce portal for forest industry procurements. The portal will be provided to the British Columbia forestry sector as a tool for electronic management of forest industry purchases of goods and services. While initially targeting the British Columbia forestry industry, the portal will be designed to meet the needs of forest companies throughout North America. The letter of intent expired without the execution of a definitive agreement between the parties, and the Company and SRI have not pursued an extension. Telus was reorganized and the SRI group is under a different management structure. The Company has discontinued its relationship with Telus; but, is considering Telus as a partner for hosting our ASP applications. The Company has placed forestry portal initiative on hold because of the softwood-trading dispute between the Canadian lumber producers and the United States. The Company believes that once the trade dispute is resolved the industry will be more receptive to the SoftCare forestry portal.

Recent Alliances/Etc.
---------------------
SoftCare EC has entered into a strategic alliance with IPNet Solutions Inc., a leader in flexible supply chain connectivity. This alliance will make SoftCare a Reseller of IPNet's award-winning BizManager suite of products. The IPNet suite of solutions has already experienced very strong demand in the US and has been adopted by a wide range of businesses including Ace Hardware, Dole, GE Medical Systems, Mark'sWork Wearhouse and Marconi. BizManager, an award-winning software, is a comprehensive suite of software solutions that facilitates business-to-business connectivity. BizManager leverages the Internet and industry standards architecture to enable an entire community of supply chain partners from Global 2000 organizations to one-man operations, to exchange information electronically. OpenEC(R) is SoftCare's EDI and e-Business software solution that has been installed at over 150 customers. The addition of IPNet software to SoftCare EC solutions will strengthen the company's market position and short- and long-term revenue generation. Initially, the goal of this partnership is to target SoftCare's existing client base requiring an integrated EDI/e-business solution for communicating over the Internet using the EDI INT standards. This partnership combines the business strengths of two companies highly adept at providing solutions for today's business environment.

Neither the Company nor any of its subsidiaries have been subject to any bankruptcy, receivership or similar proceedings. Where the context requires, the term "Company" includes the subsidiaries of the Company.

During the last three fiscal years, the Company spent approximately $409,456 on capital expenditures related to its properties, plant and equipment including $21,726 spent during Fiscal 2002. The following table sets forth a description, including the amount invested, of the Company's capital expenditures and (divestures), since 5/31/1999.

===============================================================================
                                                    Amount
                                  ============================================
Description                       Fiscal 2002     Fiscal 2001     Fiscal 2000
------------------------------------------------------------------------------
Computer and Test Equipment           $ 8,182         $82,073         $76,078
Computer Software                     $12,140         $36,042         $54,164
Office Equipment                         $nil        ($35,723)        $50,804
Office Furniture                         $nil         $84,649         $36,560
Display Booths                         $3,308            $nil         $10,301
Leasehold Improvements               ($45,356)        $32,234         $ 4,000
===============================================================================

Details of such expenditures and information concerning the capital expenditures and divestures currently in progress are set forth under "Business Overview" and "Property, Plants and Equipment".

There have been no indications of any public takeover offers by third parties in respect to the Company's shares or by the Company in respect of other companies shares which have occurred during the last and current financial year.

4.B.  BUSINESS OVERVIEW.
------------------------

The Company is a technology company, in the business of the developing, manufacturing, and marketing of business-to-business e-commerce and electronic data interchange of information programs and services.

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

Industry Overview
-----------------
EC and EDI are important elements of corporate interaction and communication in today's global electronic marketplace. Companies interact daily with geographically diverse customers, suppliers, trading partners and divisions. These organizations increasingly need to exchange information and require their computer systems to effect the information exchange.

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

The traditional focus of EDI programs has been the replacement of paper business forms, such as purchase orders and invoices, with similar electronic forms. More recently, the focus of EDI programs has been evolving to include more strategic uses among multiple companies such as supply chain management, just-in-time manufacturing, efficient customer response and vendor managed inventory. EDI is no longer merely a mechanism to transmit electronic documents. EDI can now move information between computer systems allowing them to automatically perform core business functions, both intra- and inter-company. The advantages of EDI include:

a. one-time data entry;
b. reduced clerical workload and elimination of paper records;
c. rapid, accurate and secure exchange of business data; and
d. reduced operating and inventory carrying costs.

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

THE EFFECT OF THE INTERNET ON THE EC AND EDI INDUSTRIES. More and more businesses today are using the Internet as an electronic communication highway for business-to-business and business-to-consumer transactions, and to access industry data and research. Internet protocols are used in networks of all sizes, from private intranets to shared extranets to the public Internet. The Internet brings together customers, vendors, suppliers and employees in ways never before possible. In short, the Internet efficiently connects valuable information to the people who need it.

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

Doing business on the Internet involves new challenges, including problems with security, scalability and reliability. Opportunities exist for those companies that can help businesses manage and surmount these problems.

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

Industry Market Opportunities.
a. Financial Services. Because money is not a physical good, money and all information regarding money can be moved around the Internet very efficiently.
b. EC Software and Services. The Company perceives a strong demand for software and services that will enable businesses to take advantage of electronic commerce.
c. Development of Electronic Commerce Infrastructures. Applications are needed which allow companies to rapidly implement and manage electronic commerce programs that connect customers, vendors, distribution channels and internal company resources. Key applications include order processing, purchasing, distribution, logistics and payments and cash management.
d. Business-to-Business Electronic Commerce. The business-to-business sector of electronic commerce enables the building of electronic business relationships between companies. These include EDI, electronic funds transfer, online catalogues, order entry, order fulfillment and order management along with dissemination of a wide range of business information through the distribution channels.

e. Retail Supply Chain Management. Many retailers have integrated elements of EDI programs for larger volume purchasing from their major suppliers. Combining existing EDI business processes with new Web technologies allows for cost effective expansion of EDI to all supplier relationships.

INDUSTRY IMPLEMENTATION. Most medium and smaller businesses have not incorporated EDI systems into their operations because of the complexity and high cost of setting up EDI systems. The EDI Group, Ltd. estimates that, of the three million U.S. companies with five or more employees, approximately 120,000 are using EDI. In a 1997 publication, Forrester Research, Inc. reported that, of two million companies with ten or more employees, 100,000 chose to implement EDI, leaving the remaining 1.9 million companies as potential EDI participants. To facilitate EDI use by these smaller companies, software systems are needed which can automatically configure and deliver accurate communications with a minimum of user attention. To date, these solutions have been available only to large companies that can afford the costs associated with the custom design requirements. Additionally, smaller companies need open systems standards, low cost software solutions and service providers with the expertise to expand market acceptance rapidly.

A research report (November 2001) from Forrester Research, entitled "eBusiness Propels Productivity," assures readers that the best is yet to come: $7 trillion worth of U.S. online business trade by 2006 and a 15 percent spike in the U.S. economy's productivity over the course of the next decade.

Management believes that the markets for the Company's technology and services are expected to grow substantially. Electronic commerce between companies in Canada is set to surge to CDN$272 billion (US$181 billion) in 2005, according to a report released in January 2001 by Forrester Research. The estimated figure will amount to 18 percent of the CDN$1.54 trillion (US$1.03 trillion) in B2B transactions expected that year.

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

Corporate Introduction
----------------------
Founded in 1989 and headquartered in British Columbia, SoftCare EC Inc. ("Softcare" and/or the "Company") develops e-business software. Our OpenEC(R) product suite allows companies to conduct business-to-business e-commerce. Our e-business software is open and scaleable allowing for integration with existing and future technologies, lowering operating costs and streamlining the business process while delivering benefits to all electronic trading relationships.

After demonstrating a successful track record of selling its Electronic Data Interchange ("EDI") software and building a base of clients worldwide, SoftCare, realizing the power of the internet, launched its OpenEC(R) e-commerce platform. This platform was designed through knowledge gained from years of experience delivering EDI based e-commerce solutions for supply chain management.

EDI has been the primary method used by Fortune 2000 companies for sending and receiving business documents electronically. Typically these documents have been transmitted using a proprietary, fixed-line based Value Added Network (VAN). Industry analysts estimate that 86% of the U.S. Gross National Product is touched by EDI, approximately of which 70% is conducted over VANs.

With the advent of the Internet, SoftCare saw the opportunity to reduce the costs by transmitting business documents via the Internet. Use of the Internet to transmit EDI documents has begun to gain momentum in 2002, as major retailers including Ace Hardware, Dollar General, Lowe's, Meijer, and Wal-Mart have publicly announced their intentions to reduce costly VAN fees by recommending EDI over the Internet as the preferred method of electronic communication with their respective trading partners. IDC estimates that the worldwide value of goods purchased through EDI over the Internet will grow to more than $1.3 trillion by 2006.

SoftCare recognized the need to provide its customers and the Canadian market a premiere solution for EDI over the Internet. After a detailed review of the certified EDI/INT vendors, SoftCare chose to partner with IPNet Solutions Inc. IPNet has a proven track record in working with industry-leading organizations to help improve their business partner communication, reduce operational costs and increase revenues. IPNet's customers include Ace Hardware, Dollar General, Hanover Direct, Kohl's, Lowe's, Medibuy, Meijer, Northrop Grumman, Owens Corning, Remington Products, Sherwin-Williams, Springs Industries, Texas-New Mexico Power Co., and U.S. Foodservice

SoftCare crafted its vision of "e-business for all business" into OpenEC. OpenEC is a unique e-business software suite flexible enough for companies just venturing into e-business or looking to expand. It has a powerful portfolio of business process integration (BPI) and e-business tools to streamline complex business processes and increase e-business capabilities.
The web-based integration platform is ideal for businesses wanting to enlarge their markets, automate their supply chain, simplify payment settlement, strengthen customer relations or simply add efficiencies. What's more, the OpenEC architecture delivers its sophisticated integration without sacrificing a company's legacy IT investments. Its technology accommodates existing solutions such as EDI, B2Bi, and EAI.

Products
--------
SoftCare has helped over 150 companies since 1989 with electronically integrating their workflow processes. That extensive BPI knowledge forms the basis of OpenEC's superior BPI technology.

Lower business costs, increased efficiency, greater dependability, and enhanced competitiveness are only a few of its advantages. Using the intrinsic BPI of OpenEC, companies can expedite their business dealings faster and vastly increase their adaptability to changing business conditions.

OpenEC provides the capacity to conduct parallel, multi-layered, interactive business transactions in real-time with customers, suppliers, partners, divisions, and employees. As the business grows, the software suite has built-in scalability to accommodate a larger trading community. Indeed, SoftCare's business process integration expertise is fundamental to OpenEC's capacity to securely implement e-business transactions through a variety of system configurations and technology including traditional EDI, Internet, Extranet, Intranet, email and fax.

The software uses Java-based technology and is ingenuously structured around a Hub known as the OpenEC Intelligence Agency (OIA). Individual Agents have the ability to seamlessly link data servers, web based forms, and Enterprise Application Integration (EAI) servers.

The OIA consists of the Hub and web based applications. The OpenEC applications can be specifically designed to accommodate Internet-based business applications, e-business process management, application integration, real time data communications, data transformation/mapping and Internet security. The Hub is also a central web portal server capable of facilitating the backend management of Internet user profiles, user interaction and access security through the simplicity of an industry standard web browser. Corporations can brand the browser window by adding their own look, feel, logos and slogans to it.

Moreover, the Hub's technology maps and manages the process for the execution of business activity. OpenEC's Java-based applications can accurately track the movement of all business processes and information among communities of trading partners ensuring that no business information gets lost

For each installation, the customer's available applications, services, interfaces, trading partners, access rights and associated scenarios are defined and configured within OpenEC as applications. Once set up, the applications are selected as needed to accomplish the business process.

OpenEC offers some standard applications and provides development tools for application customization. The software also has a library of applications for common supply chain functions such as catalogues, buying, selling, shipping and payments. Furthermore, OpenEC can place strategically distributed applications management servers throughout the trading community so that you never lose touch with your business world.

In the end, when companies choose SoftCare's OpenEC software suite they protect their key assets, limit disturbances to workflow, and free up employees to concentrate on value added activities.

OPENEC OVERVIEW. SoftCare crafted its vision of "e-business for all business" into OpenEC. OpenEC is a unique e-business software suite flexible enough for companies just venturing into e-business or looking to expand. It has a powerful portfolio of business process integration (BPI) and e-business tools to streamline complex business processes and increase e-business capabilities.

The web-based integration platform is ideal for businesses wanting to enlarge their markets, automate their supply chain, simplify payment settlement, strengthen customer relations or simply add efficiencies. What's more, the OpenEC architecture delivers its sophisticated integration without sacrificing a company's legacy IT investments. Its Java-based technology accommodates existing solutions such as EDI, B2Bi, and EAI.

SoftCare has helped over 150 companies since 1989 with electronically integrating their workflow processes. That extensive BPI knowledge forms the basis of OpenEC's superior BPI technology.

Lower business costs, increased efficiency, greater dependability, and enhanced competitiveness are only a few of its advantages. Using the intrinsic BPI of OpenEC, companies can expedite their business dealings faster and vastly increase their adaptability to changing business conditions.

SoftCare Products
-----------------

OpenEC(R) TradeLink EDI Management Center. OpenEC(R) TradeLink EDI Management Center is a full featured EDI management system to translate and exchange business documents with your trading partner in an EDI format. One of the key differences between TradeLink's EDI Management System and others on the market is that TradeLink is Network- Independent. It will support any public Value Added Network (VAN), private Network or the Internet. It is the next evolution of the EDI Translator. Some of the key features are:
a. Support for EDI over the Internet using our AS1 or AS2 compliant EDI communications module. This allows for communications using secure email
   (S/MIME), secure HTTP (HTTPS) or secure FTP (FTPS);
b.  Graphical front end for Daily Processing, Auditing and Reporting;
c. Event Driven notification (either via printer or email) of EDI processes to allow the end user to identify and action "problems" in real-time;
d. Excellent reporting of all EDI processing in one concise report. The audit report generator allows the user to generate reports on all EDI activity in whatever time frame necessary;
e. Support for standard and non-standard repetition identifiers. In ANSI X12 version 004030 a repetition identifier was introduced. TradeLink now supports retailers such as Wal-Mart who send a repetition identifier that does not meet the standard;
f. Secure routing of all data types, including any XML, EDI, TXT, ASCII and binary;
g. Risk-free migration from VAN, direct-connect and paper communication methods;
h. Standards-based, interoperable solution with support for AS1 or AS2 certified solutions;
i. Ease of legacy system and ERP integration with support for Java Message Service (JMS) and IBM Websphere(R) MQ (formerly MQ Series); and
j. Built-in transaction tracking, reporting and data retention with actionable audit trails and persistent queuing.

OPENEC(R) TRADE CATALOG. Businesses are looking for a powerful cost-effective catalog management product, which maximizes the ROI of their e-business initiatives. The answer is the OpenEC(R) Trade Catalog which is a easily configurable web-based B2B Product Catalogue which puts you in complete control of your entire product content management process at a fraction of the cost of alternative products. Its unique use of Application Program Interfaces (API) allows information to be pulled from a company's back-end systems for presentation to their trading partners online. For example, the OpenEC(R) Trade Catalog allows a company to publish in real-time their product information, specifications, product availability and customer-specific pricing based on their back-end systems using a graphical user-interface. As OpenEC(R) Trade Catalog is fully configurable, the look and feel of the catalogue can be customized to meet your company's own unique requirements. With OpenEC(R) Trade Catalog, a company can also provide an electronic link to your trading partners' requisitioning and purchasing systems. Implementation of the OpenEC(R) Trade Catalog provides the ability to:
a. Significantly reduce customer service costs by publishing up-to-date product pricing and availability online;
b. Improve customer service by providing 24 X 7 online access to critical business information;
c. Improve immediacy of information by allowing real time up-to-date information to be shown to the customer;
d. Provide integration with back office systems (e.g. stock levels, expediting, accounting, etc.) using the OpenEC(R) Trade Catalog APIs; and
e. Reduce data entry cost as all information is passed in electronically from the customer.

The OpenEC(R)Trade Catalog is quickly configurable to provide:
a.  Facility to have variable pricing & terms by trading partner;
b. Electronic ordering & payment using a "Shopping Cart" or a true Business -to-Business model;
c.  Provide online multi-media presentation of a company's product;
e. Enable Promotions Management by providing a range of functions to facilitate managing promotions which allow products to be "advertised" using time-dated or user specific promotions;
f. Allow a company's business information to be available to its trusted partners via the web;
g. Allow suppliers to maintain and update catalogues electronically or to have the update and maintenance of the catalogue controlled centrally;
h. Provide the ability to create product comparison tables which compares product features and price; and
i. Provides the ability to maintain and publish valuable information for each distributor/store including distributor/store name, description, toll-free phone number, phone number, fax, address, email address, contact name, map URL, hours of operations.

OPENEC(R) TRADE MANAGER. OpenEC(R) Trade Manager is a configurable standards and web based document manager that manages the movement of information between trading partners. Transmission of business documents into and from OpenEC(R) Trade Manager can be via many different file types such as EDI, XML, comma separated, etc. OpenEC(R) Trade Manager provides the ability for exchange of business information between buyers and sellers via the web (using the EDI over the Internet (EDIINT) standards), through traditional EDI Value Added Networks or through back-end data transfers which enable the seamless trading of business documents between small-medium enterprises with large enterprises regardless of their differences in technological abilities. Its centralized audit tracks the movement of all information.

For a businesses trading community, Trade Manager provides multiple approaches for receiving business documents. For the most technologically trading partners, business documents can be transmitted using EDI, XML or CSV formats through traditional EDI VANs or via the net using the EDIINT standards. As all transactions are sent/received via Trade Manager, all trading partners can easily audit and view all transactions online if disputes occur.

For trading partners who have not created interfaces to integrate electronic business documents, Trade Manager provides them the ability to trade electronically with their business partner. Trade Manager will send an email to them when a business document is received. The trading partner can sign onto the web to download/print the business document. If required, Trade Manager allows this class of trading partner to use web forms to create/send business documents to their trading partner.

For very unsophisticated trading partners, Trade Manager provides them the ability to receive business documents via fax and to send business documents electronically with their more sophisticated trading partner.

Product Highlights:
a.  Standards based integration to back-end ERP systems;
b. Tiered solution to allow 100% business partner participation no matter what their technical sophistication;
c. Secure routing of all data types, including any XML, EDI, TXT, ASCII and binary using the Internet (EDINT) or EDI Value Added Networks;
d. Trading community management for simplified administration of large, technologically disparate trading partner communities;
e. Complete audit, tracking, document retention and document status of the movement of all business information;
f. Ability to easily create "turnaround" documents based on original business documents; and
g.  Provides the ability to simplify document reconciliation.

Softcare Solutions
------------------
OpenEC takes a company's business process, whether it is business documents or real-time transactions, and connects it to the company and its business-trading partners. OpenEC defines trading partners, access rights and their scenarios as well as the definition of a company's business applications and e-business modules.

Scenarios define what a business process does. For example, one customer might interact as follows:
a.  receive a customer order via fax,
b.  convert it to a XML document,
c.  forward one copy to the company's ERP system,
d.  and one copy to the sales person to be viewed on a wireless web device,
e. when the order is confirmed advise the transportation company there is a pickup,
f.  reduce the available product on the Web Catalogue,
g.  receive order delivery schedule from transportation company, and
h.  confirming the order and the delivery time.

A company can have endless variations to each business process to accommodate any particular need.

Within each customer installation the available applications, services and interfaces are defined and configured within OpenEC. OpenEC includes functions for data communications, translation formatting, application integration, security, and user access. It also provides a library of common supply chain functions such as catalogues, buying, selling, shipping and payments.

Companies can start by creating one business process, and then continue to leverage the OpenEC system to solve additional business processes as they are defined. This allows companies to work toward total demand/supply chain efficiency in their business by taking a series of low-risk, lower-cost steps within a short-term return on investment.

Vertical solutions can be quickly built by configuring the common business process used within an industry between trading partners. For example, SoftCare is currently packaging the system for Retail Food and Drug supply chain to enable purchasing, order processing, shipping and invoicing of goods in this industry. Vertical Software Companies and Systems Integrators can gain market advantage by extending their solutions to support their customer's demand/supply chain integration.

OpenEC facilitates the end-to-end communication of business information between a sender and receiver such as buyer and seller. OpenEC, when extracting a document to send, or importing a document, will typically do so from a company's application such as an accounting system or ERP System. OpenEC enables inter-enterprise computing, whereas conventional ERP systems are used to run only the internal business of an enterprise.

OpenEC Retail Supply Chain Automation. THE PROBLEM. Retailers have spent countless hours and dollars trying to convince their suppliers to send Invoices electronically to them. Retailers first step in the process was to force "EDI" on to their suppliers. For the largest suppliers, who had the resources to implement an EDI solution, the request to EDI was grudgingly accepted. For many small suppliers (some estimates are 80% of all suppliers), the cost of implementing EDI was just too high for them. These suppliers are comfortable using fax to receive PO's but they want a first step to easily create Invoices electronically to mollify their important retail client. Additionally they want to have the ability to track the status of their Invoices sent to their retail client. For the retailer, the ROI savings that they estimated when they implemented EDI were all based on 100% compliance of their suppliers to EDI. With only a small portion of their clients sending documents electronically, little or no direct savings have been achieved. Additionally they want to consolidate the sending of Purchase Orders through one process and reduce the constant calls from suppliers inquiring about when they will be paid for their goods.

THE SOLUTION = OPENEC(R) RETAIL TRADE. OpenEC(R) Retail Trade is a fully configurable trading partner business document management solution which allows a retailer to communicate to their suppliers electronically no matter what their technical sophistication. It moves business documents (such as Purchase Orders) from a company's back-end ERP system and transmits them to their trading partners in the format that they can utilize them. It also receives business documents (such as Invoices) from their trading partners and integrates them into their back-end ERP system. The following is a typical example of how OpenEC(R) Retail*Trade could be configured:
a. For the most technologically sophisticated suppliers, Purchase Orders are sent and Invoices received using EDI, XML or CSV formats through traditional EDI Van's or via the web using secure reliable protocols including the EDI over the Internet (EDIINT) standards. As all transactions are sent/received via Retail*Trade, this class of supplier can use Retail*Trade to obtain Purchase Order/Invoice status and to audit and easily reconcile Purchase Order and Invoices via the web.
b. For suppliers who have not created interfaces to integrate electronic business documents, Retail Trade provides them the ability to trade electronically with their retail client. The system will send an email to them when a Purchase Order is received. The supplier will sign onto the web to download/print the Purchase Order. Once they want to Invoice the order, Retail*Trade will allow them to "turnaround" the Purchase Order into an electronic Invoice. Retail*Trade records all transactions and modifications which allows this class of supplier to audit/track "order/invoice" status of business documents to their retail client. If there is a reconciliation problem, Retail Trade allows suppliers to quickly track and identify problems.
c. For very unsophisticated suppliers, Retail Trade provides them the ability to receive Purchase Orders in the way that they want them and to trade electronically with their retail client. Retail*Trade will fax the Purchase Order to this supplier. The supplier will sign onto the web to "Invoice" the retail using the simple to use "turnaround" document to create the Invoice based on the original Purchase Order and send it to their retail client. Retail Trade records all transactions and modifications which allows this class of supplier to audit/track "order/invoice" status of business documents to their retail client. If there is a reconciliation problem, Retail Trade allows suppliers to quickly track and identify problems. As the system is a fully functional document management system it is able to calculate back order quantities and allow for multiple invoices for each purchase order.

For the retailer, all documents are now sent and received to/from Retail Trade. If there are any disputes on transactions, Retail Trade maintains a full audit system that provides order status on all transactions. It also provides all parties in the transaction the ability to reconcile their Purchase Order and Invoices online. If there are unreconciled items, Retail Trade provides a simple method to identify the problem and to allow the retailer to action an item if necessary.

The ability for OpenEC(R) Retail Trade to exchange information between buyers and sellers via the web or through back-end data transfers enables the seamless trading of business documents between small to medium businesses with large enterprises regardless of their differences in technological abilities.

THE BENEFITS. Implementation of the OpenEC(R)Retail*Trade provides the ability to:
a. Present a solution for all of your 100% of the supply chain no matter what their technical sophistication;
b. Significantly reduce accounts payable data entry costs by electronically receiving Invoices;
c. Improve vendor service by providing 24 X 7 online access to critical business information;
d. Reduce Purchase Order/Invoice reconciliation time and costs; e. Improved audit of all business document transfers; and f. Leverage existing electronic interfaces for communicating with all suppliers.


OpenEC Contractor Order Cycle Automation. THE PROBLEM. Retailers have spent countless hours and dollars trying to use the web to promote and sell their products to their business customers. The first approach was to utilize "web designers" to design a system that would allow their business customers to review and order product online. The problem with this approach is that web designers didn't understand the business process they were automating so they designed static "consumer" oriented sites that did not reflect what the business customer required. When this approach failed, the next step was to purchase off the shelf web catalogues to service their business customers. Again this approach failed as off the shelf web catalogues were designed with the consumer in mind and did not take into account business customers' issues. These issues included the need for detailed technical product information, "customer" specific pricing, multi-level promotions, real-time product availability, order status, order history, etc.

THE SOLUTION = OPENEC(R) CONTRACTOR*TRADE. OpenEC(R) Contractor*Trade is a fully configurable business customer communications solution which allows a retailer to communicate electronically to their business customers' detailed product information, order status, promotions, order history, contractor specific pricing and real-time product availability. Using API's, it moves business information from a company's back-end ERP system and displays it on the web so their business customers can utilize the information to make an informed purchase of products. It also provides the business customer up to date order status and order history for tracking purchases. The following is a typical example of how OpenEC(R) Contractor*Trade could be configured:
a. Retailers export item information from their back-end ERP system to Contractor*Trade using EDI, XML, CSV or proprietary file formats. The item information is categorized based on how the retailer would like to present the product information to their business customers. It may be that the retailer wishes to use their internal department/class structures or they may wish to use Contractor*Trade to categorize their product differently for their contractors. Contractor*Trade uses a simple, easy to use method to configure the structure of the presentment of the products. Additional information (product images, product specifications, retail pricing, promotions, etc.) can be uploaded to Contractor*Trade which will associate these files with the product when presenting it to the contractor.
b. Contractors are signed up to the retailer's site. The sign-up includes customer preferences, contact information, etc. The sign-up may be done via a web form by the retailer, the contractor or preferably by importing the information of the contractor from the retailers back-end ERP system. A user name and password is generated for each contractor

c. Upon first signing on to the site, the contractor is prompted to confirm their information and to modify any preferences (for example, a plumbing contractor may only wish to see plumbing products and promotions).
d. The contractor reviews product, specifications, product image and select the goods for purchase. Upon selecting an item, the request is sent to the retailers back-end ERP to review the contractor's specific pricing and product availability. The result is that the contractor will see the cost and availability of their merchandise. Once all of the items are selected, the order will be completed and the contractor will be prompted for purchasing and delivery instructions. Once completed, the order is sent to Contractor*Trade which provides an entry into the contractor's order status.
e. The completed order will be passed to the retailer's back-end system, which will pass it on to the store for pickup. The store selects the merchandise, processes the sale and it is held until the contractor comes in the store to pick up the merchandise.

For the retailer, the web is now used as a marketing and sales tool that compliments their existing sales channel to their important business customers. Information is provided to their business customers to allow them to make informed decisions on what product to purchase based on solid information, correct pricing and current availability. This enhances the relationship between the retailer and their business customers.

THE BENEFITS. Implementation of the OpenEC(R)Contractor*Trade provides the ability to:
a. Significantly improve contractor service by providing 24 x 7 online access to critical business information such as price and availability of product;
b. Reduce costs to integrate a retailers back-end information systems with a web presence for their business contractors;
c. Provide online multi-media presentation of a company's product; d. Advertise time-dated or contractor specific promotions; e. Reduce effort to service important business contractors; and f. Improve information on previous purchasing for contractors.


OpenEC Distributor Order Cycle Automation. THE PROBLEM. Manufacturers spend countless hours and dollars receiving, validating, entering Purchase Orders from their buying clients communicating/solving problem orders and sending Invoices back to them. At present, orders can be received in multiple formats (via fax, email, EDI etc.) from multiple retailers. Once an order is received, it must be "validated" by a customer service rep to ensure that the retailer is credit worthy, that the product is in stock, that it has not already been allocated, that the Purchase Order has correct item numbers, price, terms, and a myriad of other details prior to being entered into their sales order application. If there are problems with an order, the process to rectify the problem is entirely manual. Service reps must also deal with phone calls from buyers and internal sales personnel on the status of when orders will arrive.

THE SOLUTION = OPENEC(R) DISTRIBUTOR*TRADE. OpenEC(R) Distributor is a fully configurable trading partner business document management solution which allows a manufacturer or distributor to communicate to their buying clients electronically no matter what the retail client's technical sophistication. It moves business documents (such as Invoices) from a company's back-end ERP system and transmits them to their trading partners in the format that they can utilize. It also receives business documents (such as Purchase Orders) from their trading partners and integrates them into their back-end ERP system. The following is a typical example of how OpenEC(R) Distributor*Trade could be configured:
a. For the most technologically sophisticated buyers, Purchase Orders are received and Invoices sent using EDI, XML or CSV formats through traditional EDI Van's or via the web using secure reliable protocols including the EDI over the Internet (EDIINT standards). As all transactions are sent/received via Distributor*Trade, this class of supplier can use Distributor*Trade to obtain Purchase Order/Invoice status and to audit and easily reconcile Purchase Order and Invoices via the web.
b. For their smaller, less sophisticated customers, the manufacturer/ distributor uses Distributor*Trade (OpenEC Trade Catalog) to provide their buyers a simple and effective method to order product and review the status of the order and reconcile Purchase Orders to Invoices. The process is:
    1) The manufacturer/distributor exports item information from their back-end ERP system to Manufacturer/Distributor*Trade using EDI, XML, CSV or proprietary file formats. The item information is categorized based on how the manufacturer/distributor would like to present the product information to their business customers. It may be that they wish to use their internal department/class structures or they may wish to use Distributor*Trade to categorize their product differently for their buyers. Distributor*Trade uses a simple, easy to use method to configure the structure of the presentment of the products. Additional information (product images, product specifications, retail pricing, promotions, etc.) can be uploaded to Distributor*Trade which will associate these files with the product when presenting it to the buyer.
    2) Buyers are signed up to the manufacturer/distributor's site. The sign-up includes customer preferences, contact information communications method (EMAIL, FAX), etc. The sign-up may be done via a web form by the manufacturer / distributor, the customer or preferably by importing the information of the buyers from the manufacturer/distributor's back-end ERP system. A user name and password is generated for each buyer. Upon first signing on to the site, the buyer is prompted to confirm their information and to modify any preferences (for example, a plumbing contractor may only wish to see plumbing products and promotions).
    3) The buyer reviews product, specifications, and product image and select the goods for purchase. Upon selecting an item, the request is sent to the manufacturer/distributor's back-end ERP to review the contractor's specific pricing and product availability. The result is that the buyer will see the cost and availability of their merchandise. Once all of the items are selected, the order will be completed and the buyer will be prompted for purchasing and delivery instructions. Once completed, the order is sent to Distributor *Trade which provides an entry into the buyer's order status.

    4) The completed order will be passed to the manufacturer/distributor's back-end system, which will pass it on to their warehouse for picking. The product is picked and the sale processed and delivered (or held) to the location the buyer wishes. The back-end system will pass a status (completed, partially filled etc.) to Distributor*Trade, which will update the order status on the buyer's mailbox, held on the web site (or alternatively, send an email of the status to the buyer).

For the manufacturer/distributor, all documents are now sent and received to/from Distributor*Trade. If there are any disputes on transactions, Distributor*Trade maintains a full audit system which provides order status on all transactions. It also provides all parties in the transaction the ability to reconcile their Purchase Order and Invoices online. If there are unreconciled items, Distributor*Trade provides a simple method to identify the problem and to allow the retailer to action an item if necessary.

The ability for OpenEC(R) Distributor*Trade to exchange information between buyers and sellers via the web or through back-end data transfers enables the seamless trading of business documents between small to medium businesses with large enterprises regardless of their differences in technological abilities.

THE BENEFITS. Implementation of the OpenEC(R)Distributor*Trade provides the ability to:
a. Present a solution for all of your 100% of your customers no matter what their technical sophistication;
b. Significantly reduce sales order data entry costs by electronically receiving Purchase Orders;
c. Improve customer service by providing 24 x 7 online access to critical business information;
d. Reduce Purchase Order/Invoice reconciliation time and costs; e. Improved audit of all business document transfers; and f. Leverage existing electronic interfaces for communicating with all customers.

OpenEC Supply Chain Automation. THE PROBLEM. Large corporations have spent countless hours and dollars trying to convince their suppliers to send Invoices electronically to them. Their first step in the process was to convince their suppliers to trade using "EDI" standards and EDI Value Added Networks (VAN). For the largest suppliers, who had the resources to implement an EDI solution, the request to EDI was grudgingly accepted. For many small suppliers (some estimates are 80% of all suppliers), the cost of implementing EDI was just too high for them. These suppliers are comfortable using fax to receive PO's but they want a first step to easily create Invoices electronically to mollify their important client. Additionally they want to have the ability to track the status of their Invoices sent to their retail client. For the large corporation, the ROI savings that they estimated when they implemented EDI were all based on 100% compliance of their suppliers to EDI. With only a small portion of their clients sending documents electronically, little or no direct savings have been achieved. Additionally they want to consolidate the sending of Purchase Orders through one process and reduce the constant calls from suppliers inquiring about when they will be paid for their goods.

THE SOLUTION - OPENEC(R) SUPPLY CHAIN*TRADE. OpenEC(R) Supply Chain*Trade is a fully configurable trading partner business document management solution which allows a large corporation to communicate to their suppliers electronically no matter what their technical sophistication. It moves business documents (such as Purchase Orders) from a corporation's back-end ERP system and transmits them to their trading partners in the format that they can utilize them. It also receives business documents (such as Invoices) from their trading partners and integrates them into their back-end ERP system. The following is a typical example of how OpenEC(R) Supply Chain*Trade could be configured:
a. For the most technologically sophisticated suppliers, Purchase Orders are sent and Invoices received using EDI, XML or CSV formats through traditional EDI Van's or via the web using secure reliable protocols including the EDI over the Internet (EDIINT) standards. As all trans- actions are sent/received via Supply Chain*Trade, this class of supplier can use Supply Chain*Trade to obtain Purchase Order/Invoice status and to audit and easily reconcile Purchase Order and Invoices via the web.
b. For suppliers who have not created interfaces to integrate electronic business documents, Supply Chain*Trade provides them the ability to trade electronically with their large trading partner. The system will send an email to them when a purchase order is received. The supplier will sign onto the web to download/print the purchase order. Once they want to invoice the order, Supply Chain*Trade will allow them to "turnaround" the purchase order into an electronic invoice. Supply Chain*Trade records all transactions and modifications which allows this class of supplier to audit/track "order/invoice" status of business documents to their large trading partner. If there is a reconciliation problem, Retail*Trade allows suppliers to quickly track and identify problems.
c. For very unsophisticated suppliers, Supply Chain*Trade provides them the ability to receive purchase orders in the way that they want them and to trade electronically with their large trading partner. Supply Chain*Trade will fax the Purchase Order to this supplier. The supplier will sign onto the web to "Invoice" their large trading partner by using the simple to use "turnaround" document to create the Invoice based on the original purchase order and send it to their trading partner. Supply Chain*Trade records all transactions and modifications which allows this class of supplier to audit/track "order/invoice" status of business documents to their large trading partner. If there is a reconciliation problem, Supply Chain*Trade allows suppliers to quickly track and identify problems. As the system is a fully functional document management system it is able to calculate back order quantities and allow for multiple invoices for each purchase order.
d. For the large corporation, all documents are now sent and received to/from Supply Chain*Trade. If there are any disputes on transactions, Supply Chain*Trade maintains a full audit system which provides order status on all transactions. It also provides all parties in the transaction the ability to reconcile their Purchase Order and Invoices online. If there are un-reconciled items, Supply Chain*Trade provides a simple method to identify the problem and to allow the large corporations to action an item if necessary. The ability for OpenEC(R) Supply Chain*Trade to exchange information between buyers and sellers via the web or through back-end data transfers enables the seamless trading of business documents between small to medium businesses with large enterprises regardless of their differences in technological abilities.

THE BENEFITS. Implementation of the OpenEC(R)Supply Chain*Trade provides the ability to:
a. Present a solution for all of your 100% of the supply chain no matter what their technical sophistication;
b. Significantly reduce accounts payable data entry costs by electronically receiving invoices;
c. Improve vendor service by providing 24 x 7 online access to critical business information;
d. Reduce purchase order/invoice reconciliation time and costs; e. Improved audit of all business document transfers; and f. Leverage existing electronic interfaces for communicating with suppliers.

Softcare Services
-----------------
SoftCare works in close collaboration with its customers to ensure every implementation performs flawlessly and generates the maximum Return on Investment (ROI). By developing a close partnership with the customer right from the beginning, SoftCare identifies the Business "high pain points". The real value of OpenEC is in reconciling these problem areas. The beneficial results demonstrated by deploying OpenEC can build credibility and acceptance for any change the project may bring to the customer's organization.

Softcare's Solutions Group acknowledges that your staff knows your business and its issues better than anyone else. Indeed, you and your members understand how to create or modify the business processes that drive your company competitively. SoftCare's goal is to work with you to find the best solution. Our experts are ready to meet the explicit needs of your organization to ensure your projects succeed--locally, nationally, and globally.

SOFTCARE'S SOLUTIONS GROUP ACCELERATES TRADING PARTNER CONNECTIVITY. For EDI Hubs companies with hundred or even thousands of trading partners, managing the connectivity of each and every partner can be a heavy burden for resource-constrained IT staffs. That's why SoftCare established its Solutions Group team with the specific task of working with your partners to get them connected as smoothly and efficiently as possible. SoftCare understands that partners may be reluctant to change. With a strong history of successfully connecting the trading partners of many leading companies, SoftCare knows what it takes to overcome this resistance. SoftCare can contact each of your trading partners, explain the business value of making the change, determine with product offering best fits their needs and manage the entire process of connecting your supply chain. Our Services include:
a.  Project Planning/Internal Implementation
    We analyze your business requirements to help you define and develop your e-business. We consider all factors: platform, operating system, network environment, integration with ERP and mission-critical applications and more. Your SoftCare Project Manager works with you to develop a timeline that ensures schedules and milestones are met. The project plan ensures that your data and mapping requirements are met. Upon acceptance of the plan we manage the installation of your system, integrate your enterprise and connect your operations to your chosen communications platform.
b.  Trading Partner Rollout/Migration Services
    We efficiently manage the migration of an entire trading community. We will smoothly direct the migration of your partners from a paper-based or VAN system to the Internet, with no disruption to your current EDI environment. We'll develop a strategy to meet your trading partner connectivity objectives, taking into account the number and size of your trading partners, transaction sets, and the level of involvement required from your internal company resources.

c.  Trading Community Management
    Once your partners are connected, we'll assist you with the management of your trading community. Our team works with you to manage partner relationships, add new vendors, customers and certify them.
d.  Training
    To take full advantage of the flexibility, ease and power of our suite of products, you need effective, results-oriented training programs that will get your team up to speed. SoftCare training is the answer. SoftCare training is a comprehensive training program that gets your people up and running and your partners quickly connected.

THE TEAM APPROACH. SoftCare recommends using teams of experts who work closely in consultation to create/design/develop and implement an effective solution. Softcare's suggested teams include:
a.  SoftCare Implementation Team
    Softcare's highly qualified Solutions Group team consists of a Project Manager, Business Analysts and Developers. They work closely with the customer to determine the best approach for the company to implement OpenEC. SoftCare's Implementation Team is responsible for delivering a high quality product on time and on budget.
b.  Customer Led Team
    The customer will select an internal project champion plus the appropriate internal staff. SoftCare will work with this team to transfer as much knowledge to them about the company-specific implementation of OpenEC, how to use it, and how to support it internally.

IMPLEMENTATION METHODOLOGY. SoftCare's variety of services makes it easy for you to achieve your objectives through an evolutionary, low-risk approach. Therefore, the implementation methodology is divided into four separate phases.
a.  Existing Process Mapping
    The first step is to map out your company's business processes identifying high "pain points". The mapping allows organizations to explore the next level of operational effectiveness and how to reach it. SoftCare Solutions Group personnel meet with your staff to examine your system and its current problems Universal Modeling Language (UML) methodology is used to review and graphically explain your business processes. In this phase, business requirements for the solution are clearly defined, measures of effectiveness are determined and key objectives are identified that meet the immediate and long-term needs.
b.  System Design Phase
    The design phase consists of developing a blueprint for a solution that meets all the business issues identified in the Existing Process Mapping phase. The deliverables of this phase are a UML diagram of the proposed solution, a description of the process and an analysis of the savings to be derived from the implementation of the solution.
c.  Development Phase
    Using the deliverables from the design phase, SoftCare's Solutions Group creates a company specific solution. SoftCare may use a combination of OpenEC software and customer specific software to satisfy the business requirements. The development phase concludes with comprehensive user testing and evaluation to ensure the solution meets the end users' need.
d.  Implementation Phase
    Implementation phase moves the solution from testing into production, ensuring that all training, implementation and necessary support is provided.

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

Competition
-----------
The Company competes with firms that improve existing business processes by combining technological expertise with business process expertise. The market for EC and EDI solutions is complex and rapidly changing. The current market is intensely competitive and is likely to become more competitive as the number of entrants and new technologies increase. The Company is subject to current or potential competition from large software vendors, online trading exchanges that develop their own business-to-business solutions, and other EDI vendors. The Company's primary competitors in the EDI market are GE Information Services, Inc., Sterling Inc., Harbinger Corp. and St. Paul Software Inc. The Company's primary competitors in the EC market are IBM, Microsoft, iplanet, Ariba Inc., SoftShare, Atlas Commerce, EB2B and Ironside Technologies Inc., along with many smaller alternative technology companies and system integrators. In addition, the Company's customers and strategic partners may also become competitors in the future.

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

The Company's competitive advantage is in its ability to offer to customers cost-effective solutions for small and medium-sized businesses that are not currently well served by the costly and complex products offered by many of the Company's competitors. As well, the Company's ability to design, develop and implement sophisticated vertical portal for specific industries in a focused manner is a distinct advantage to certain customer groups. Some of the Company's competitors are in or are entering this market, and the Company believes its advantages over these competitors and potential competitors are the functionality and scalability of its products, and their ability to operate on a broad range of hardware and software platforms. However, the market is relatively new and evolving rapidly. The Company may not be able to maintain its competitive position against current and potential competitors, especially those with significantly greater financial, marketing, service, support, technical and other resources.

United States vs. Foreign Sales/Assets
--------------------------------------
During Fiscal 2002, 89% of sales revenue was generated in Canada with the rest in the United States. During Fiscal 2001, 37% was generated in Canada, 61% in the United States, and 2% elsewhere. During Fiscal 2000, 34% was generated in Canada, 60% in the United States, and 6% elsewhere. At 5/31/2002 and 5/31/2001, all assets were located in Canada.

Reliance Upon Suppliers/Customers
---------------------------------
During Fiscal 2002, Fiscal 2001, and Fiscal 2000, respectively, the Company generated 51%, 24%, and 19% from two customers.

4.C.  ORGANIZATIONAL STRUCTURE.
-------------------------------
The Company carries on its business primarily through direct and indirect subsidiaries. The following table sets forth the name of each material subsidiary of the Company, the jurisdiction of its incorporation, and the direct or indirect percentage ownership by the Company in such subsidiary:

==============================================================================
                                            Jurisdiction of        Percentage
Name of Subsidiary                          Incorporation           Ownership
------------------------------------------------------------------------------
SoftCare EC Solutions Inc.(1)               British Columbia, Canada     100%
SCEC Holdings Inc.                          British Columbia, Canada     100%
SCC Holdings Ltd.                           British Columbia, Canada     100%
SoftCare Electronic Commerce (U.S.A.) Inc.  Washington State, USA        100%
------------------------------------------------------------------------------
(1) This Company was originally incorporated under the name SoftCare Electronic Commerce Inc. and changed it name to SoftCare EC Inc. in December 2000, and subsequently changed it name to the current form in October, 2001._
==============================================================================


4.D.  PROPERTY, PLANTS AND EQUIPMENT.
-------------------------------------
The Company occupies approximately 7,000 square feet of leased space in its current headquarters at Suite 210, 889 Harbourside Drive, North Vancouver, British Columbia V7P 3S1. The Company began occupation on 7/1/2002. The lease is held in the name of the Company. This lease expires on 6/30/2008. A total of nine employees operate out of this office as of 11/30/2002. The Company currently has adequate space to accommodate future growth at its current location. The Company is committed to lease payments under the term of its North Vancouver premises lease and auto lease for a total of approximately $1,106,700 from July 2002 to June 2008.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS
-----------------------------------------------------

The following discussion for the fiscal years ended 5/31/2002, 5/31/2001 and 5/31/2000 should be read in conjunction with the audited consolidated financial statements of the Company and the notes thereto.

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

Management notes that its ability to obtain additional finances is contingent on the capital markets, factors that are beyond the Company's control. There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the Company's balance sheets, insolvency and liquidation of the Company may result in a total loss to shareholders.

The following discussion relates to the financial condition, changes in financial condition, and results of operations of the Company, and its subsidiaries SoftCare EC Solutions Inc. (formerly SoftCare EC Inc. and previously SoftCare Electronic Commerce Inc.), SCEC Holdings Ltd., SCC Holdings Ltd. and SoftCare Electronic Commerce (U.S.A.) Inc. for Fiscal 2000, 2001, and 2002. The Company, its wholly owned subsidiary SoftCare EC Solutions Inc., and its wholly owned subsidiaries SCC Holdings Ltd., SCEC Holdings Ltd. and SoftCare Electronic Commerce (U.S.A.) Inc. are collectively referred to as the "Company".

At the Annual General Meeting held 11/5/2002, shareholders approved resolutions to change the Company's name to SoftCare EC International Inc. and to consolidate the Company's share capital on a one-for-ten basis.

Overview
--------
SoftCare is poised to be a significant business-to-business electronic commerce platform provider. SoftCare has a strong history in the provision of software, which enables business-to-business electronic commerce. The operating company, SoftCare EC Solutions Inc. (formerly SoftCare Electronic Commerce Inc.) was founded in 1989 and developed software to facilitate business-to-business electronic exchange of documents. SoftCare's first product, Tradelink, has been recognized as a leader in the electronic data interchange ("EDI") market. In the late 1990's, management recognized the potential for the expansion of business-to-business transactions through the use of the Internet.

As a result, the Company embarked on the development of an Internet based business-to-business electronic commerce platform in 1997. Since that time the Company's OpenEC business-to-business electronic commerce platform has been under continuous development, this involves conducting research and developing the initial and subsequent versions of the OpenEC platform. In June 1999, the first version of OpenEC was installed and we began selling the OpenEC platform and related services. We currently market both OpenEC and Tradelink primarily in the United States and Canada through our direct sales force and to a lesser extent through indirect sales channels.

SoftCare's primary focus remains the business-to-business electronic exchange of documents. In this respect, Tradelink remains as an important component of the Company's sales and has been enhanced through a relationship with IPNet.

SoftCare continues to enhance Tradelink in order to drive its acceptance in the EDI market place. The OpenEC product also continues to be a focus of the Company. SoftCare has developed and continues to develop certain applications to support its OpenEC platform. While SoftCare may develop these applications, there can be no assurance that such products, once completed, will meet customer requirements, overall market requirements, or that the products will perform in a satisfactory manner.

Fiscal 2002 was a year in which the Company continued developing OpenEC and Tradelink as well as establishing new partnerships and positioning the Company's software in the market place.


OPERATING RESULTS.
------------------

FISCAL 2002 ENDED 5/31/2002 COMPARED TO FISCAL 2001
Revenue for Fiscal 2002 was $575,002, compared with $460,297 for Fiscal 2001. The increase in revenue was primarily due a significant sale of the OpenEC product to a new customer during the year.

SoftCare has found that the North American Market for business-to-business electronic commerce platforms and services has changed rapidly but that significant real opportunities, which could produce significant revenues, are still at an early stage of development. SoftCare's ultimate success depends upon substantial organizations buying and implementing the Company's software products and related services. The implementation of these software products by these organizations is complex, time consuming and expensive. It also requires that these organizations change established business practices and conduct business in new ways. SoftCare's ability to attract customers for OpenEC requires a significant amount of consultation and collaboration with the potential customers during the sales process. These factors lead to long sales cycles but also result in stable long-term relationships, which produce stable revenue streams for the Company.

Salaries and wages for Fiscal 2002 were $1,658,651 compared with $2,830,657 for Fiscal 2001. The decrease was due to SoftCare reviewing the effectiveness of the sales team and adopting a new approach to sales, which is expected to be more cost effective. Also, subsequent to changing economic conditions in North America, the Company has undertaken a reduction and streamlining of the engineering operations.

Other compensation in the amount of $71,200, relates to the estimated change in fair value of existing options granted to consultants that were repriced on 5/24/2001 and of options granted to consultants of SoftCare as consideration for services rendered during Fiscal 2002. For Fiscal 2001, other compensation in the amount of $839,073 related to the estimated fair value of deferred stock compensation and options granted to employees and consultants of SoftCare as consideration for services rendered during Fiscal 2001.

Selling expenses for Fiscal 2002 were $71,614 compared with $110,694 for Fiscal 2001, demonstrating an overall reduction in SoftCare's selling expenses. The decrease reflects SoftCare's reduced sales efforts for its older TradeLink EDI product set, as it focused on completing the development of the OpenEC product set.

General and administrative expenses for Fiscal 2002 were $1,942,704 compared with $2,318,516 for Fiscal 2001. The reduction was primarily due to reduced expenditures on travel, investor relations, consulting services, and professional fees.

Amortization and writedown expense for Fiscal 2002 was $147,346 compared with $126,577 for Fiscal 2001. The increase is primarily a result of increased amortization being charged of $30,000 [2001 = $nil] to more realistically reflect the net recoverable amounts of capital assets.


FISCAL 2001 ENDED 5/31/2001 COMPARED TO FISCAL 2000
The Company generated revenue through software sales, consulting services, training services, and maintenance fees. Product sales were derived through two alternative fee structures: licensing fees and software royalties. Service and maintenance contracts are generally entered into at the time a product sale is completed.

Revenue for Fiscal 2001 was $460,297, compared with $547,317 for Fiscal 2000. The decrease in revenue is primarily due to a change in its sales efforts from the Company's existing products towards its new OpenEC product, which commenced in June 1999.

Salaries and wages for Fiscal 2001 were $2,830,657 compared with $1,821,014 for Fiscal 2000. The increase was due to the Company's increased research and development efforts to complete the initial OpenEC platform and due to expanded marketing and sales efforts.

Other compensation in the amount of $839,073, relates to the estimated fair value of deferred stock compensation and options granted to employees and consultants of the Company as consideration for services rendered during Fiscal 2001. For Fiscal 2000, other compensation in the amount of $861,533 relates to the estimated fair value of options granted to employees prior to and in anticipation of the reverse take-over transaction in which options to acquire 1,000,006 common shares of the Company, valued at $1,280,000, were granted to employees. These options were exercised on the reverse take-over date for cash proceeds of $247. This resulted in a charge to income equal to the excess value of Common shares over cash received of $1,279,753 that was recorded in Fiscal 2000 ($861,533) and Fiscal 1999 ($418,220).

Selling expenses for Fiscal 2001 were $110,694 compared with $112,396 for Fiscal 2000, demonstrating an overall reduction in the Company's selling expenses. The decrease reflects the Company's reduced sales efforts for its older TradeLink EDI product set, as it focused on completing the development of its initial OpenEC product set.

General and administrative expenses for Fiscal 2001 were $2,318,516 compared with $1,659,791 for Fiscal 2000. The increase was primarily due to the increased cost of travel, sales consulting services, and premises costs incurred as a result of the expansion of operations subsequent to the closing of the Company's financing late in Fiscal 2000.

Depreciation and amortization expenses for Fiscal 2001 were $126,577 compared with $113,089 for Fiscal 2000. The increase reflects the Company's continuous upgrading of its computer hardware, software, related equipment and leasehold improvements.

Loss on disposal of subsidiary for Fiscal 2001 amounting to $89,672 represents a write-off of the net book value of FMG's net assets. On 9/22/2000, management with board approval, approved a formal plan to commence termination of the FMG acquisition as a result of material inconsistencies and omissions in claims and disclosures made by the sellers of FMG and two principals of FMG (see footnotes to the consolidated financial statements).

The Company also terminated its employment of the two principals of FMG in July 2000. The principals of FMG allege breach of its employment agreements threatening legal action and have made other claims against the Company. The Company believes the claims are without merit and intends to defend such claims vigorously.


FISCAL 2000 ENDED 5/31/2000 COMPARED TO FISCAL 1999
The Company generated revenue through software sales, consulting services, training services and maintenance fees. The total fee for a multiple element arrangement is allocated to each element based upon objective evidence of the fair value of each element. Fair value is established through the Company's policy to charge to customers the same price as when the element is sold separately. Revenue from sales made to re-sellers is recognized after the third-party sale occurs and the revenue is determinable. Consulting services offered by the Company are not considered essential to the functionality of the software arrangement. As a result, consulting and training services revenues are recognized as the work is performed. Maintenance contract revenue is deferred and recognized over the respective contract periods. Revenue from direct software sales is recognized when the product has been delivered, as no significant obligations remain, fees are fixed and determinable, collectability is probable, and persuasive evidence of an arrangement exists. If software sales are contingent upon successful installation and subsequent customer acceptance, the revenue and work in progress costs are deferred until customer acceptance is achieved.

Revenue for Fiscal 2000 was $547,317, compared with $350,774 for the five months ended 5/31/1999 and $849,433 for the year ended 12/31/1998. The decrease in revenue is primarily due to a change in its sales efforts from the Company's existing products towards its new OpenEC product which commenced in June 1999.

Late in the fiscal 2000, the Company sold a license for the OpenEC platform to a new ASP based in the U.S. The installation was successfully completed on 5/31/2000. This contract calls for extended payment terms of 36 to 48 monthly payments under a software license agreement that total approximately $1,600,000, plus other future transaction fees. In Fiscal 2001, this contract was terminated because the customer's business terminated.

Salaries and wages for Fiscal 2000 were $1,821,014 compared with $816,204 for the five months ended 5/31/1999 and $1,209,298 for the year ended 12/31/1998. The increase was due to the Company's increased research and development efforts to complete the initial OpenEC platform and to expand its marketing and sales efforts.

Other compensation relates to the estimated fair value of options granted to employees of the Company as consideration for services rendered during the period from April 1999 to September 1999. Prior to and in anticipation of the reverse takeover transaction, options to acquire 246,946 common shares of SoftCare Electronic Commerce Inc., valued at $1,280,000, were granted to employees. These options were exercised on the reverse takeover date for cash proceeds of $247 resulting in a charge to income equal to the excess value of common shares over cash received of $1,279,753. During the period ended 3/31/1999, the Company recorded $418,220 of this charge, and $861,533 during the year ended 5/31/2000. The 246,946 common shares SoftCare EC Solutions Inc. were converted to 1,000,006 common shares of the Company upon the reverse takeover transaction.

Selling expenses for Fiscal 2000 were $112,396 compared with $56,219 for the five months ended 5/31/1999 and $160,476 for the year ended 12/31/1998, demonstrating an overall reduction in the Company's selling expenses. The decrease reflects the Company's reduced sales efforts for its older TradeLink EDI product set, as it focused on completing the development of its initial OpenEC product set.

General and administrative expenses for Fiscal 2000 were $1,659,791 compared with $408,323 for the five months ended 5/31/1999 and $537,211 for the year ended 12/31/1998. The increase was primarily due to the cost of increased administration and professional fees required to investigate possible financing arrangements.

Depreciation and amortization expense for Fiscal 2000 were $113,089 compared with $31,716 for the five months ended 5/31/1999 and $76,887 for the year ended 12/31/1998. The increase reflects the Company's continuous upgrading of its computer hardware, software and related equipment.

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

As of 5/31/2002, the Company had $14,663 in cash and cash equivalents. This, including short-term investments of $535,075 and other current assets, brought the Company's total working capital to $107,204. The Company believes that existing cash and other working capital along with sales revenue and additional private placements of approximately $725,000 should be sufficient to carry out operations at least during the next twelve months. The Company has a $250,000 operating line of credit with Scotia Bank, which was fully drawn upon at 5/31/2002 compared with advances of $nil at 5/31/2001. The line of credit was repaid and retired in November 2002.

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

Fiscal 2001 and Fiscal 2002 were positive years in the Company's history in terms of developing OpenEC, establishing partnerships and positioning the Company's software in the market place. This, coupled with the completion of the financings, resulted in the Company ending each year in a positive cash position.

During Fiscal 2001:
a. On 3/29/2000 (Fiscal 2000), the Company issued 1,495,000 Special Warrants for net proceeds of $5,087,468 pursuant to a broker-assisted private placement. Each Special Warrant was exercisable into one common share and one share purchase warrant, with each share purchase warrant entitling the holder to purchase one common share at $4.25 until 3/30/2001. On 8/4/2000 (Fiscal 2001), the Special Warrants were exchanged for 1,495,000 common shares and 1,495,000 share purchase warrants; the share purchase warrants expired unexercised. Pursuant to this offering, the Company issued 174,500 Agents' Special Warrants, 25,000 of these Agents' Special Warrants were exercised on 8/18/2000 for $nil and the rest expired unexercised.
b. 196,300 Agents' Warrants were issued during the June 1999 offering. On.1/19/2000 138,600 were exercised for proceeds of $170,400 with the remainder expiring unexercised
c.  No Stock Options were exercised during the year.

During Fiscal 2002:
a. On 2/22/2001 (Fiscal 2001), the Company issued 138,889 Special Warrants for net proceeds of $100,000 pursuant to a non-broker-assisted private placement. Each Special Warrant was exercisable into one common share and on share purchase warrant, with each share purchase warrant entitling the holder to purchase one common share at $0.72 until 2/22/2003. On 6/5/2001 (Fiscal 2002), the Special Warrants were exchanged for 138,889 common shares and 138,889 share purchase warrants.
b. On 10/24/2001, the Company issued 1,000,000 Special Warrants for net proceeds of $120,000 pursuant to a private placement. Each Special Warrant was exercisable into one common share and on share purchase warrant, with each share purchase warrant entitling the holder to purchase one common share at $0.16 until 10/24/2002. On 4/1/2002, the Special Warrants were exchanged for 1,000,000 common shares and 1,000,000 share purchase warrants. On 4/9/2002, 15,000 of the share purchase warrants were exercised for $2,400 and the remainder expired unexercised 10/24/20002 (during Fiscal 2003).
c. On 12/18/2001, the Company issued 650,000 units for gross cash proceeds of $175,000 pursuant to a private placement. Each unit consisted of one common share and one share purchase warrant, with each share purchase warrant entitling the holder to purchase one common share at $0.35 until 1/7/2004.
d. on 5/16/2002, the Company issued 1,200,000 units to the President/CEO of the Company, Martyn Armstrong, for gross cash proceeds of $132,000 pursuant to a private placement. Each unit consisted of one common share and one share purchase warrant, with each share purchase warrant entitling the holder to purchase one common share at $0.13 until 5/16/2004.
e.  No stock options were exercised during Fiscal 2002

During Fiscal 2003 to date:
a. On 7/26/2002, the Company issued 3,250,000 units for gross cash proceeds of $325,000 pursuant to a private placement. Each unit consisted of one common share and one-half of a share purchase warrant, with each share purchase warrant entitling the holder to purchase one common share at $0.12 until 7/26/2003.


FISCAL 2002 ENDED 5/31/2002
The Company had working capital of $107,204 as at 5/31/2002. Cash Used by Fiscal 2002 Operating Activities totaled ($3,088,657), including the ($3,273,477) Net Loss. Significant adjustments included: $147,346 in amortization of capital assets and ($41,295) in net changes in non-cash working capital items. Cash Used in Fiscal 2002 Investing Activities was ($558,702), including the purchase of short-term investments of ($535,075). Cash Used in Fiscal 2002 Financing Activities was $562,222, including the financings discussed above. Management believes that it will be necessary to raise additional working capital to provide for all planned requirements and anticipates that such funds will be provided through private sales of equity and loans from insiders, although all current negotiations are preliminary.

FISCAL 2001 ENDED 5/31/2001
---------------------------
The company had working capital of $2,804,889 as at 5/31/2001. Cash Used by Fiscal 2001 Operating Activities totaled ($4,428,606), including the ($5,566,451) Net Loss. Significant adjustments included: $126,577 in amortization of capital assets, stock-based compensation of $839,073, and ($37,072) in net changes in non-cash working capital items. Cash Used in Fiscal 2001 Investing Activities was $2,741,255, including the sale of short-term investments of $2,996,509. Cash Used in Fiscal 2001 Financing Activities was $2,340,019, including the financings discussed above.


RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC
---------------------------------------------------

RESEARCH AND DEVELOPMENT. The Company has made substantial investments in research and development. The Company expects most enhancements to its software will continue to be developed internally. The Company also intends to rely on strategic partners to provide complementary technologies such as database integration and multimedia tools for complete vertical market solutions to be offered jointly by the Company and strategic partners. The Company anticipates that the majority of its research and development activity will consist of developing new applications and enhancements to its OpenEC platform. The Company has several EC user applications planned or in development.

PROPRIETARY RIGHTS. The Company depends on proprietary rights and technology. The Company's success and ability to compete depends in part on its ability to develop and maintain the proprietary aspects of its technologies. The Company relies on a combination of copyright, trade secret and trademark laws, and nondisclosure and other contractual provisions, to protect its various proprietary products and technologies. The Company seeks to protect its source code, documentation and other written materials under copyright and trade secret laws. The Company licenses its software under license agreements that impose restrictions on the ability of the customer to use and copy the software. The Company generally requires its employees to sign agreements that require them to assign to the Company any proprietary information, inventions or other intellectual property they generate while employed by the Company. The Company implements other procedures designed to avoid the disclosure of its trade secrets and technology, such as restricting access to its source code and executing confidentiality agreements with consultants, customers and other persons with access to the Company's proprietary information. These safeguards may not prevent competitors from imitating the Company's products and services or from independently developing competing products and services, especially in foreign countries where legal protections of intellectual property may not be as strong or consistent as in Canada and the United States.

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

In Canada, the Company has registered its business name "SoftCare". The Company has also filed and received a trademark on the product name "OpenEC" in Canada and the United States. TRW, Inc. had the right to use the "OpenEC" trademarks in association with products developed under the Cooperation Agreements. The Company has no reason to believe that TRW has any use for the trademark as termination of the Co-operation Agreement ended TRW's pursuit of the projects. Further, the software currently used by the Company is not the software that was subject to the Co-operation Agreement. According to the best of the knowledge of the Company, no development or marketing of any software under the OpenEC market has been undertaken by TRW.

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

TREND INFORMATION.
------------------
Not Applicable.


ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES
----------------------------------------------------

6.A.  Directors and Senior Management
-------------------------------------

                                   Table No. 3
                         Directors and Senior Management
                                November 30, 2002

==============================================================================
                                                                      Date of
                                                                        First
                                                                  Election or
Name                          Position                  Age       Appointment
-----------------------------------------------------------------------------
Martyn A. Armstrong(1)(2)(3)  President/CEO/Director     46         June 1999
Randall M. Pierson (1)        Director                   56     February 2000
Roy Trivett (1)               Director                   55          May 2001
John Versfelt(4)              CFO/Secretary              53     November 2002
-----------------------------------------------------------------------------
(1) Member of Audit Committee.
(2) Trustees of SoftCare Employee Share Bonus Trust
(3) He spends full time on the affairs of the Company.
(4) He spends about 40% of his time on the affairs of the Company.
(5) All business addresses c/o SoftCare EC Inc.
                               889 Harbourside Drive, #210
                               North Vancouver, BC  Canada  V7P 3S1
==============================================================================

MARTYN A. ARMSTRONG, the founder of SECI, the Company's subsidiary, is the Chairman, President CEO and a director of the Company and is employed by the Company on a full time basis pursuant to a formal employment agreement. See "Executive Compensation, Employment Agreements". Mr. Armstrong is responsible for the Company's day-to-day operations as well as development of all parts of the Company, from technology and financial management to business development and public relations. Prior to founding SoftCare Consulting Inc., in 1989, Mr. Armstrong was a senior member of a leading Canadian software developer, Maves Corporation, where he was responsible for their EDI and Communications software business unit. Mr. Armstrong has a degree in Business Management and Computer Systems earned at Capilano College.

RANDY PIERSON is a director of the Company. Mr. Pierson is the President and CEO of Nivo International, a developer of IT certification programs and services for corporations and government agencies. Prior to 2000, Mr. Pierson was Vice President for Global Field Marketing for Novell Inc., a software company. Prior to 1998, Mr. Pierson was Vice President of Sales and Marketing and Vice President, Engineering and Development at Soricon Corporation. Mr. Pierson holds BBA degrees in Finance and Marketing from the University of Washington.

ROY TRIVETT is a director of the Company. Mr. Trivett is an entrepreneur and businessman. He is co-founder, President and CEO of Silicon Slopes Capital Corp., a venture capital pool company listed on the TSX Venture Exchange. He owns and directs a variety of companies involved in property management, food services, music production, and computer animation. Prior to March 2000, he was co-founder and the president (until 1994) and a director of Architel Systems Corporation, a software company in the telecommunications sector; and served in several other functions since 1982. Mr. Trivett has Bachelor of Electrical Engineering and Master of Systems Engineering degrees from Carleton University, Ottawa, Ontario

JOHN VERSFELT is Chief Financial Officer and Corporate Secretary of the Company. >From 1982 to 2002, he was President of American Resource Management Consultants Inc. His past experience includes strategic management of small-cap growth-oriented companies, corporate restructuring, organization and control of public and private companies, senior administration, business system analysis and design, project management and contract agreement negotiating. He has a Bachelor of Arts (Commerce) degree from Simon Fraser University, Burnaby, British Columbia.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

The Senior Management serve at the pleasure of the Board of Directors.

Despite the Company's Senior Management spending material portions of their time on businesses other than the Company, the Company believes that they devote sufficient time to the Company to properly carry out their duties.

No Director and/or Senior Management has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no family relationships between any two or more Directors or Senior Management.

6.B.  Compensation
------------------

Table No. 4 details compensation paid/accrued for Fiscal 2002/2001/2000 ended May 31st for the Company's chief executive officer, each of the Company's each of the Company's four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds US$100,000 per year; and any additional individuals for whom disclosure would have been provided under but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed fiscal year.

                                     Table No. 4
                              Summary Compensation Table
                                  Senior Management
=====================================================================================
                                                  Long-Term Compensation
                                            ---------------------------------
                                                     Awards           Payouts
                                            ------------------------ --------
                       Annual Compensation
                       -------------------               Securities
Name and                             Other  Restricted   Underlying             All
Principal     Fiscal                Annual       Stock     Options/     LTIP   Other
Position        Year    Salary Bonus  Comp      Awards    SARS(#)(1) Payouts   Comp
-------------------------------------------------------------------------------------
Martyn Armstrong
President       2002  $210,000   ---   ---         ---      70,000       ---    ---
                2001  $210,000   ---   ---         ---     200,000       ---    ---
                2000  $210,000   ---   ---         ---         nil       ---    ---

Sted Chen (2)(3)
Former
Vice President
Engineering     2002  $120,000   ---   ---         ---         nil       ---    ---
                2001  $120,000   ---   ---         ---     259,875(4)    ---    ---
                2000  $120,000   ---   ---         ---         nil       ---    (5)

Wayne Zielke (6)
Former CFO      2002  $195,000   ---   ---         ---      70,000       ---    ---
                2001  $195,000   ---   ---         ---     200,000       ---    ---
                2000  $nil       ---   ---         ---         nil       ---    ---

(1) On 9/26/2001, the exercise stock price for all outstanding stock options were reduced from $1.50 to $0.40.
(2) Mr. Chen ceased to be an member of senior management on 5/25/2002. (3) These monies were paid to Mr. Chen pursuant to an employment contract. (4) These stock options expired unexercised.
(5) Distribution of 75,000 common shares from the SoftCare Employee Share Bonus
    Trust on 7/4/2000.
(6) Mr. Zielke ceased to be a member of senior management on 11/18/2002.
=====================================================================================

                                                                                   59

DIRECTOR COMPENSATION. The Company has no formal plan for compensating its Directors for their service in their capacity as Directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director. Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

OTHER COMPENSATION. No Senior Management/Director received "other compensation" in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

BONUS/PROFIT SHARING/NON-CASH COMPENSATION. Except for the stock option program discussed in ITEM #6.E., the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Senior Management.

PENSION/RETIREMENT BENEFITS. No funds were set aside or accrued by the Company during Fiscal 2001 to provide pension, retirement or similar benefits for Directors or Senior Management.

EMPLOYMENT TERMINATION/EMPLOYMENT CONTRACTS. Martyn Armstrong is employed by the Company as the President and CEO. His salary under his employment agreement is $210,000 per annum, subject to annual review by the Company. The employment agreement dated 6/17/1999 was for a period of three years, with automatic renewals for one-year terms on the expiration of the term, subject to notice from either party of non-renewal on 30-days notice. The employment agreement provides that if Mr. Armstrong's employment is terminated by the Company other than for cause, the Company will provide Mr. Armstrong with 18 months notice of his termination, or payment of an amount equal to the salary that Mr. Armstrong would have been entitled to receive during that period.

Other than disclosed above, the Company has no plans or arrangements in respect of remuneration received or that may be received by Senior Management of the Company in Fiscal 2003 to compensate such senior management in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Manager.

LONG-TERM INCENTIVE PLANS: Awards in Most Recently Completed Fiscal Year. The Company has an employee trust (the "SoftCare Employee Share Bonus Trust") managed by Martyn Armstrong under the direction of the Board of Directors. It is intended to provide stock based incentives to employees. During Fiscal 2002 no distributions were made; during the Fiscal 2001, a distribution was made from the trust to one executive officer (75,000 shares to Sted Chen). Other than the Softcare Employee Share Bonus Trust, the Company has no long-term incentive plans in place. Therefore, there were no awards made under any long-term incentive plan to the Senior Management during Fiscal 2002. A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

OPTIONS/SARS GRANTED DURING THE MOST RECENTLY COMPLETED FISCAL YEAR. During the most recently completed fiscal year, the following incentive stock options were granted to Senior Management, Directors and employees. No SARs (stock appreciation rights) were granted during this period. In addition, the board of directors resolved on 9/26/2002 to reduce the exercise price to $0.10 per share for all stock options issued under the company stock option plan with the exception of those granted to an employee. Disinterested shareholder approval of such reduction for insiders was sought and obtained at the Company's annual general meeting held on 11/5/2002.

                                   Table No. 5
               Stock Option Grants in Fiscal 2002 Ended 5/31/2002

================================================================================
                             Percentage              Market Value of Securities
                       Number        of   Exer.              Underlying Options
                           of     Total  Price                          on Date
                      Options   Options    Per      Grant      Exp'r   of Grant
Name                  Granted   Granted  Share       Date       Date  Per Share
--------------------------------------------------------------------------------
Martyn Armstrong       70,000      5.4%  $0.10  10/2/2001  10/5/2006      $0.12
Randall Pierson        70,000      5.4%  $0.10  10/5/2001  10/5/2006      $0.12
Douglas Sarkissian(2)  70,000      5.4%  $0.10  10/2/2001  10/5/2006      $0.12
Ray Trivett            70,000      5.4%  $0.10  10/2/2001  10/5/2006      $0.12
Wayne Zielke(3)        70,000      5.4%  $0.10  10/5/2001  10/5/2006      $0.12
                   -----------
Mgmt/Directors        350,000     27.2%
Employees/etc.        936,000     82.8%
                   -----------
Total               1,286,000    100.0%

(1) All options granted were vested upon granting.
(2) Former Corporate Secretary until November 2002.
(3) Former Chief Financial Officer and Director until November 2002.
================================================================================

The following table gives certain information concerning stock option exercises during Fiscal 2002 by our Senior Management and Directors. It also gives information concerning stock option values.

                                   Table No. 6
                Aggregated Stock Options Exercises in Fiscal 2002
                    Fiscal Yearend Unexercised Stock Options
                       Fiscal Yearend Stock Option Values
                           Senior Management/Directors

==============================================================================
                   Number                                Value of Unexercised
                       of                       Number of        In-the Money
                   Shares             Unexercised Options          Options at
                 Acquired  Aggregate    at Fiscal Yearend      Fiscal Yearend
                       on      Value         Exercisable/        Exercisable/
Name             Exercise   Realized        Unexercisable       Unexercisable
------------------------------------------------------------------------------
Martyn Armstrong      ---        ---          270,000/nil             nil/nil
Wayne Zielke          ---        ---          270,000/nil             nil/nil
Sted Chen             ---        ---          259,875/nil             nil/nil
Douglas Sarkissian    ---        ---          270,000/nil             nil/nil
==============================================================================

6.C.  Board Practices
---------------------

6.C.1.  TERMS OF OFFICE.
------------------------
The directors of the Company are elected annually and hold office until the next annual general meeting of the members of the Company or until their successors in office are duly elected or appointed. All directors are elected for a one-year term. All officers serve at the pleasure of the board of directors. The Company held its 2002 Annual General Meeting on 11/5/2002. The next Annual General Meeting of the Shareholders of the Company Must be held no later than 12/5/2003. Refer to ITEM 6.A.1.

6.C.2.  DIRECTORS' SERVICE CONTRACTS.
-------------------------------------
        No Disclosure Necessary

6.C.3.  BOARD OF DIRECTOR COMMITTEES.
-------------------------------------
The Company's Board of Directors has only two committees: an Audit Committee; and a Compensation Committee. The members of the each of the Audit Committee and the Compensation Committee do not have any fixed terms for holding their positions and are appointed and replaced from time to time by resolution of the Board of Directors.

The members of the Audit Committee are: Martyn Armstrong, Randy Pierson, and Roy Trivett. Audit Committee members receive no separate remuneration for acting as such and their appointments are not for any fixed term. Their appointments are not subject to any specific terms of reference. The Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company's audits, the Company's internal accounting controls, and the professional services furnished by the independent auditors to the Company. The Audit Committee met once during Fiscal 2002 and has not met during Fiscal 2003-to-date.

The members of the Compensation Committee are: Martyn Armstrong, Randy Pierson and Roy Trivett. Compensation Committee members receive no separate remuneration for acting as such and their appointments are not for any fixed term. Their appointments are not subject to any specific terms of reference. The Compensation Committee, which makes recommendations to the Board of Directors on the terms of the compensation packages provided to employees, including to our Senior Management, the terms of any bonus or other awards provided to our employees, including Senior Management, and makes recommendations to the Board of Directors regarding new Senior Management appointees. The Compensation Committee met once during Fiscal 2002 and has not met during Fiscal 2003-to-date.

6.D.  Employees
---------------
As of 11/30/2002, the Company had 9 employees, including the three Senior Management, all operating out of the North Vancouver office. The Company currently has adequate space to accommodate future growth at its current location. None of the Company's employees are covered by collective bargaining agreements.

The following table lists the number of employees and staff functions as at the end of the fiscal years ended 5/31/2002, 5/31/2001, and 5/31/2000:
                               ---------  ---------      ---------
Engineering                            3         19             20
Administration                         4          4              6
Sales/Sales support                    3          9              8
                                     ----       ----           ----
Totals                                10         32             34

Sales and installations are carried out by both an in-house team and by a network of partners. The Company's partners include e-commerce service providers, business application software companies and EDI consultants located in Canada, the US and Korea. The Company's engineering team comprises approximately one-fourth of its staff, with management, administration, sales and marketing personnel making up the remainder of the Company's staff.

6.E.  Share Ownership
---------------------
Table No. 7 lists, as of 11/30/2002, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common share, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group. Table No. 7 also includes data on Sam Eyde and Lynne Armstong, the only other persons/companies where the Company is aware that a shareholder has 5% or greater beneficial interest in the Company's securities.

                                   Table No. 7
                Shareholdings of Directors and Senior Management
                        Shareholdings of 5% Shareholders

==============================================================================
Title                                            Amount and Nature    Percent
  of                                                 of Beneficial         of
Class    Name of Beneficial Owner                        Ownership    Class #
-----------------------------------------------------------------------------
Common   Martyn Armstrong (1)                            7,961,462      30.0%
Common   Roy Trivett (2)                                   212,000       0.9%
Common   Randall Pierson (2)                               170,000       0.7%
Common   John Versfelt                                           0       0.0%
Common   Sam Eyde (3)                                    6,375,000      25.6%
                                                       ------------    -------
TOTAL DIRECTORS/MANAGEMENT/5% HOLDERS                   14,718,462      57.2%
------------------------------------------------------------------------------
(1)    270,000 represent currently exercisable stock options.
     1,850,000 represent currently exercisable warrants
       774,200 shares are held by the SoftCare Employee Share Bonus Trust, for the benefit of the employees of the Company, of which trust, Mr. Armstrong is the trustee, as to which Mr. Armstrong disclaims beneficial ownership.
       104,720 shares are held in trust for the children of Martyn Armstrong, of which trust, Mr. Armstrong is the trustee, as to which Mr. Armstrong disclaims beneficial ownership.
     Excludes 1,077,840 shares owned by members of his family where he disavows beneficial interest and does not have voting or disposition control.
(2)    170,000 represent currently exercisable stock options.
(3)  1,625,000 represent currently exercisable warrants.

# Based on 23,243,617 shares outstanding as of 11/30/2002 and stock options and warrants held by each beneficial holder exercisable within sixty days.

================================================================================

STOCK OPTIONS. The terms of incentive options grantable by the Company are done in accordance with the rules and policies of the TSX Venture Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto. Such "terms and conditions", including the pricing of the options, expiry and the eligibility of personnel for such stock options; and are described below.

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

The maximum number of common shares of the Company subject to option under the Stock Option Plan may not exceed 10% of the issued and outstand common shares of the Company. In determining the number of common shares of the Company subject to each option granted under the Stock Option Plan, consideration is given to the present and potential contribution by such person or company to the success of the Company. The number of common shares of the Company which may be subject to option under the Stock Option Plan in favor of any one individual and in the aggregate is limited under the terms of the Stock Option Plan approved by the shareholders of the Company on 11/20/2000, amended 5/24/2001, and cannot be increased without shareholder and regulatory approval.

The exercise price per common share may not be less than the discounted market price of the Company's common shares on the day on which the option is granted. The discounted market price is determined in accordance with the policies of the TSX Venture Exchange, upon which the Company's common shares are listed. Each option is for a term not in excess of five years and is not exercisable unless the optionee has been continuously employed by, is a director or an officer of, or engaged in providing ongoing management or consulting services for, the Company or a subsidiary of the Company continuously since the date of grant of the option, except: (i) in the case of the death of an optionee, in which case the option is exercisable for a maximum of twelve months thereafter; or (ii) in the case of an optionee ceasing to be a participant under the Stock Option Plan for any reason other than cause or death, in which case the option is exercisable for a maximum of 30 days thereafter. The Stock Option Plan does not provide for the granting of financial assistance, whether by way of a loan, guarantee or otherwise, by the Company in connection with any purchase of common shares from the Company.

The names and titles of the Directors/Senior Management of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 8 as of 11/30/2002, as well as the number of options granted to Directors/Senior Management and all employees as a group.

                                   Table No. 8
                            Stock Options Outstanding

===============================================================================
                       Number of Shares of      CDN$
                                    Common  Exercise       Grant   Expiration
Name                                 Stock     Price        Date         Date
-----------------------------------------------------------------------------
Martyn Armstrong                    70,000     $0.10   10/05/2001  10/05/2006
Martyn Armstrong                   200,000     $0.40    6/19/1999   6/18/2004
Randy Pierson                       70,000     $0.10   10/05/2001  10/05/2006
Randy Pierson                      100,000     $0.40    2/01/2000   2/01/2005
Ray Trivett                         70,000     $0.10   10/05/2001  10/05/2006
Roy Trivett                        100,000     $0.40    2/01/2000   2/01/2005
John Versfelt                          nil
                                 ----------
Total Senior Management/Directors  610,000
Total Employees/Consultants/etc. 1,443,108
                                 ----------
TOTAL                            2,053,108

(1) On 9/26/2002 the Board of Directors authorized and on 11/5/2002 the shareholders approved the re-pricing of all stock options to $0.10; this re-pricing has yet to take effect.

===============================================================================

Table No. 9 lists, as of 11/30/2002, Directors and Senior Management who beneficially own the Company's warrants and the amount of the Company's warrants owned by the Directors and Senior Management as a group. Refer to Table No. 10 for more detailed information about warrants outstanding.

                                   Table No. 9
               Warrant Holdings of Directors and Senior Management
                       Warrant Holdings of 5% Shareholders

==============================================================================
                                                                   Expiration
                                                                      Date of
                                                 Exercise Price         Share
                                     Number of   ---------------     Purchase
Name                                  Warrants   Year #1 Year #2     Warrants
------------------------------------------------------------------------------
Martyn Armstrong                     1,200,000     $0.13   $0.13    5/16/2004
Martyn Armstrong                       650,000     $0.35   $0.35    1/07/2004
Sam Eyde                             1,625,000     $0.12    ----    7/26/2003
                                   ------------
Total Management/Directors/5%       3,475,000
==============================================================================

SHARE PURCHASE WARRANTS
-----------------------
Table No. 10 lists, as of 11/30/2002, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants. As of 11/30/2002, the Company was aware of three holders of its 3,613,889 share purchase warrants, all of whom were resident in Canada or the United States. These warrants were issued in conjunction with private placements and are non-transferable.

                                  Table No. 10
                       Share Purchase Warrants Outstanding

==============================================================================
                  Number of    Number of
                      Share        Share                           Expiration
                   Purchase     Purchase                              Date of
Effective          Warrants     Warrants                                Share
Date of          Originally        Still                             Purchase
Issuance             Issued  Outstanding       Year #1 Year #2       Warrants
------------------------------------------------------------------------------
 2/22/2001          138,889      138,889         $0.72   $0.72      2/22/2003
12/18/2001          650,000      650,000(1)      $0.35   $0.35      1/07/2004
 5/16/2002        1,200,000    1,200,000(1)      $0.13   $0.13      5/16/2004
 7/26/2002        1,625,000    1,625,000(2)      $0.12   -----      7/26/2003
------------------------------------------------------------------------------
(1) Owned by Martyn Armstrong, President/Director.
(2) Owned by Sam Eyde, 5% shareholder.
==============================================================================

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
----------------------------------------------------------

7.A. Major Shareholders.
------------------------

7.A.1.A. HOLDINGS BY MAJOR SHAREHOLDERS.
----------------------------------------
Refer to ITEM #6.E. and Table No. 7.

7.A.1.B. SIGNIFICANT CHANGES IN MAJOR SHAREHOLDERS' HOLDINGS.
-------------------------------------------------------------
The participation in private placements of equity by the Company and exercise of stock options/share purchase warrants has lead over the last several years to some significant changes in the holdings of major shareholders (5% or greater); table reflects direct holdings of common shares, refer to Table No. 7 for additional information.

==============================================================================
                                               Shares      Shares      Shares
                                                Owned       Owned       Owned
                                            5/31/2002   5/31/2001   5/31/2000
                                            ---------------------------------
Martyn Armstrong                            4,962,542     774,200   1,000,000
Lynne Armstrong                             1,278,840   1,278,840   1,350,940
==============================================================================

7.A.1.C. DIFFERENT VOTING RIGHTS.
---------------------------------
The Company's major shareholders do not have different voting rights.

7.A.2. CANADIAN SHARE OWNERSHIP.
--------------------------------
On 9/27/2002, the shareholders' list for the Company's common shares showed 79 registered shareholders and 23,243,617 shares issued and outstanding.

Fifteen of these registered shareholders were U.S. residents, owning 5,915,570 shares representing 25% of the issued and outstanding common shares. The Company has researched the indirect holding by depository institutions, other financial institutions and fiduciaries and estimates that there are 135 "holders of record" resident in the United States, holding the aforementioned 5,915,570 common shares. The Company has researched the indirect holding by depository/financial institutions and estimates that there are 1050 "holders of record" resident in Canada, holding 17,192,373 common shares.

"Holders of record" include primarily individuals/corporations and exclude depository institutions and stockbrokerage firms.

Based on this research and other research into the indirect holdings of other financial institutions, the Company believes that it has in excess of 1200 beneficial owners of its common shares.

7.A.3. CONTROL OF COMPANY.
--------------------------
The Company is a publicly-owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents. The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., "History and Growth of the Company", and ITEM #6.E., "Share Ownership".

7.A.4.  CHANGE OF CONTROL OF COMPANY ARRANGEMENTS.
--------------------------------------------------
No Disclosure Necessary

7.B.  Related Party Transactions
--------------------------------
In addition to his salary disclosed in Table #4, Wayne Zielke Inc. was paid $40,000 for consulting work during Fiscal 202. The law firm of Douglas Sarkissian, former Corporate Secretary, was paid $191,000 during Fiscal 2002.

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

7.C. Interests of Experts and Counsel:
--------------------------------------
No Disclosure Necessary


ITEM 8.  FINANCIAL INFORMATION
------------------------------

8.A.  Consolidated Statements and Other Financial Information
-------------------------------------------------------------
The Company's consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the consolidated financial statements.

The consolidated financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report. The audit report of Ernst & Young LLP, independent Chartered Accountants, are included herein immediately preceding the financial statements.

Audited Financial Statements
 for Fiscal 2002, Fiscal 2001 and Fiscal 2000 Ended May 31st

8.A.7.  Legal/Arbitration Proceedings
-------------------------------------
The Company entered into an investor/public relations advisory agreement with The Equicom Group Inc., an Ontario company in February 2000. On or about 2/20/2001, Equicom brought a legal action in the Courts in Ontario against the Company for breach of the agreement claiming damages of $25,000. On 4/27/2001 the Company had Ontario legal counsel enter a defense of the Equicom claim and counterclaimed against Equicom for $37,000 representing fees paid for which the Company did not receive services promised. The litigation has not proceeded beyond the pleadings stage and no trial date has been set. The Company intends to vigorously defend the Equicom claims.

Reference is made to disclosures in ITEM 4A above with respect to the acquisition and unwinding of Financial Management Group LLC (FMG). FMG is insolvent. Disclosures of the principals were personal covenants and were untrue. Cherlynne Casabonne has filed for personal bankruptcy in California. The Company is considering the utility in taking proceedings to object to the obligations she has to the Company being relieved due to the misrepresenta-tions. The Company has taken legal counsel in this matter and the board has decided, due to cost, not to take further legal proceedings. On 11/5/2002 Hispacom Inc. filed an action to name the Company as a successor in interest to FMG; the Company is evaluating its legal position but considers the action to be without merit.

The Directors and the management of the Company know of no other material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation. The Directors and the management of the Company know of no other active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.B.  Significant Changes
-------------------------
No significant change has occurred since the date of the annual financial statements.


ITEM 9.  THE OFFER AND LISTING
------------------------------

9.A.4.  Common Share Trading Information
----------------------------------------
The Company's common shares began trading on the TSX Venture Exchange (formerly the Canadian Venture Exchange) in Toronto, Ontario, Canada, under its former name Burmac Energy Corp. in 10/9/1985. The current stock symbol is "SCE". The CUSIP number is #83402E-10-9.

The Company's common shares began trading on the NASD OTC Bulletin Board in December 2001 under the symbol SFCEF.OB.

Table No. 11 lists the volume of trading and high, low and closing sales prices on the NASD Electronic OTC Bulletin Board for the Company's common shares for: the last six months, the last four fiscal quarters, and the last fiscal year.

                                  Table No. 11
                         NASD Electronic Bulletin Board
                         Common Shares Trading Activity

==============================================================================
                                                                    - Sales -
  Period                                                           US Dollars
   Ended                              Volume           High     Low   Closing
------------------------------------------------------------------------------
Monthly
11/30/2002                            34,000          $0.015  $0.007   $0.007
10/31/2002                           336,500           0.021   0.012    0.019
 9/30/2002                            15,000           0.025   0.025    0.025
 8/31/2002                               nil             ---     ---      ---
 7/31/2002                            25,200           0.08    0.04     0.040
 6/30/2002                            33,300           0.14    0.04     0.080
------------------------------------------------------------------------------
Quarterly
11/30/2002                           385,500          $0.025  $0.01     $0.01
 8/31/2002                            58,500           0.12    0.04      0.04

 5/31/2002                           414,557          $0.25   $0.08     $0.10
 2/28/2002                           178,166           0.38    0.23      0.30
-----------------------------------------------------------------------------
Yearly
 5/31/2002                           592,723          $0.30   $0.08     $0.10
==============================================================================

Table No. 12 lists the volume of trading and high, low and closing sales prices on the TSX Venture Exchange for the Company's common shares for: the last six months, the last ten fiscal quarters and the last five fiscal years.

                                  Table No. 12
                              TSX Venture Exchange
                         Common Shares Trading Activity

==============================================================================
                                                                    - Sales -
  Period                                                     Canadian Dollars
   Ended                                   Volume      High     Low   Closing
------------------------------------------------------------------------------
Monthly
11/30/2002                                            $0.04   $0.01     $0.02
10/31/2002                                             0.05    0.02      0.03
 9/30/2002                                             0.06    0.04      0.04
 8/31/2002                                             0.09    0.06      0.06
 7/31/2002                                             0.09    0.05      0.07
 6/30/2002                                             0.12    0.07      0.10
------------------------------------------------------------------------------
Quarterly
11/30/2002                                            $0.06   $0.01     $0.02
 8/31/2002                                             0.12    0.05      0.06
 5/31/2002                                            $0.35   $0.20      0.12
 2/28/2002                                             0.53    0.30      0.35
11/30/2001                                             0.40    0.09      0.37
 8/31/2001                                             0.42    0.15      0.18

 5/31/2001                                            $0.60   $0.34     $0.34
 2/28/2001                                             0.90    0.60      0.52
11/30/2000                                             3.10    0.75      0.75
 8/31/2000                                             2.60    1.51      2.00
------------------------------------------------------------------------------
Yearly
 5/31/2002                                            $0.35   $0.09     $0.12
 5/31/2001                                             3.10    0.34      0.34
 5/31/2000                                             6.00    1.07      2.50
 5/31/1999                                             1.30    0.77      0.xx
12/31/1998                                             1.25    0.09      0.xx
==============================================================================


The TSX Venture Exchange
------------------------

The TSX Venture Exchange is a result of the acquisition by the Toronto Stock Exchange of the Canadian Venture Exchange ("CDNX") from its member firms on 8/1/2001. The CDNX resulted from the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange that took place on 11/29/1999, to form the CDNX. The TSX Venture Exchange currently operates as a complementary but independent exchange from its parent, the Toronto Stock Exchange.

The initial roster of the CDNX was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Montreal Stock Exchange, the Winnipeg Stock Exchange, and the CDN Over-The-Counter Market. The TSX Venture Exchange is a venture market as compared to the TSX Stock Exchange that is Canada's senior market and the Montreal Exchange that is Canada's market for derivatives products.

The TSX Venture Exchange currently has five service centers: Calgary, Toronto, Vancouver, Winnipeg and Montreal. These service centers provide corporate finance, surveillance and marketing expertise. The corporate office for the TSX Venture Exchange is located in Calgary and the operations office is located in Vancouver.

The TSX Venture Exchange is a self-regulating organization owned and operated by the Toronto Stock Exchange, which in turn is owned by its member brokerage firms. It is governed by representatives of member firms and the public.

Organizationally, the TSX Venture Exchange is comprised of seven business areas:
Corporate Finance Services, Trading Services and Market Information Services, Compliance, Marketing, Technology, Corporate Affairs and Human Resources.

The TSX Venture Exchange acts as a business link between TSX members, listed companies and investors. TSX Venture Exchange policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established. Listings are predominately small and medium sized companies.

Post-trade monitoring of market activity occurs in the market surveillance department. Sophisticated software analyses trade data from TRADETSX to detect possible market improprieties. A variety of surveillance and investigative tools allow the TSX Venture Exchange to perform electronic market monitoring and trade reviews.

The surveillance department is also responsible for monitoring and reviewing listed company activities and detecting breaches of the listing policies or the listing agreement. Market surveillance and listed company surveillance activities are closely coordinated.

Enforcement action taken by the surveillance department may include the following:
1) forcing companies to correct misleading or inaccurate disclosure which includes new releases or internet postings:
2)  requiring the resignation of unacceptable directors and officers;
3)  requiring cancellation and return shares to treasury;
4) requiring undertakings from directors and officers that they will ensure compliance with the listing agreement and listings policies in the future;
5)  requiring the termination of unacceptable investor relations services;
6)  halting and suspending trading in the shares of companies;
7) de-listing companies that have contravened exchange by-laws, rules or policies.

The market surveillance department issues TSX notices to inform the public of halts, suspensions, de-lists and other enforcement actions. All TSX notices can be found on the TSX website or INFOTSX. In the public interest, trading halts or suspensions are maintained until the surveillance department is satisfied that there is adequate disclosure of the company's affairs and a level playing field for investors.

In addition to market surveillance, the TSX Venture Exchange's compliance department is comprised of an investigative services team that conducts investigations into alleged violations of securities trading. The TSX Venture Exchange Conduct Review Committee determines whether a case for discipline exists. Disciplinary cases either result in a settlement reached between TSX Venture Exchange and the respondent or they proceed to a disciplinary hearing. The public can attend disciplinary hearings, view the exhibits filed and obtain copies of the decisions issued by the panel. If the hearing panel's decision is not acceptable to either TSX Venture Exchange or the respondent, an appeal process may be initiated.

Investors in Canada are protected by the Canadian Investor Protection Fund ("CIPF"). The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following self-regulatory organizations: the TSX Venture Exchange; the Montreal Exchange; the Toronto Stock Exchange; the Toronto Futures Exchange; and the Investment Dealers Association of Canada.

Post-trade monitoring of market activity occurs in the market surveillance department. Sophisticated software analyses trade data from TRADETSX to detect possible market improprieties. A variety of surveillance and investigative tools allow the TSX Venture Exchange to perform electronic market monitoring and trade reviews.

The surveillance department is also responsible for monitoring and reviewing listed company activities and detecting breaches of the listing policies or the listing agreement. Market surveillance and listed company surveillance activities are closely coordinated.

Enforcement action taken by the surveillance department may include the following:
1) forcing companies to correct misleading or inaccurate disclosure which includes new releases or internet postings:
2)  requiring the resignation of unacceptable directors and officers;
3)  requiring cancellation and return shares to treasury;
4) requiring undertakings from directors and officers that they will ensure compliance with the listing agreement and listings policies in the future;
5)  requiring the termination of unacceptable investor relations services;
6)  halting and suspending trading in the shares of companies;
7) de-listing companies that have contravened exchange by-laws, rules or policies.

The market surveillance department issues TSX notices to inform the public of halts, suspensions, de-lists and other enforcement actions. All TSX notices can be found on the TSX website or INFOTSX. In the public interest, trading halts or suspensions are maintained until the surveillance department is satisfied that there is adequate disclosure of the company's affairs and a level playing field for investors.

In addition to market surveillance, the TSX Venture Exchange's compliance department is comprised of an investigative services team that conducts investigations into alleged violations of securities trading. The TSX Venture Exchange Conduct Review Committee determines whether a case for discipline exists. Disciplinary cases either result in a settlement reached between TSX Venture Exchange and the respondent or they proceed to a disciplinary hearing. The public can attend disciplinary hearings, view the exhibits filed and obtain copies of the decisions issued by the panel. If the hearing panel's decision is not acceptable to either TSX Venture Exchange or the respondent, an appeal process may be initiated.

9.C.  Stock Exchanges Identified
--------------------------------
The common shares trade on the TSX Venture Exchange in Canada, and the NASD Electronic OTC Bulletin Board in the United States. Refer to ITEM #9.A.4.


ITEM 10.  ADDITIONAL INFORMATION
--------------------------------

10.A.  Share Capital
--------------------
       Not Applicable

10.B.  Memorandum and Articles of Association
---------------------------------------------

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

POWERS AND FUNCTIONS OF THE DIRECTORS
The powers and functions of the Directors are set forth in the Company's Articles, which were adopted and filed as of the date of its incorporation. They provide:
a. Director is obligated to disclose his potential interest in a proposal, arrangement or contract being considered by the Company, and may not vote on any proposal, arrangement or contract proposed, but such Director shall be counted in the quorum at the meeting of the Directors at which the proposal, arrangement or contract is approved;
b. The Directors may, in the absence of an independent quorum, vote compensation to themselves;
c. There are no limitations on the exercise by the Directors of the Company's borrowing powers;
d. There are no provisions for the retirement or non-retirement of Directors under an age limit;
e.  There is no requirement for a Director to hold any shares in the Company.

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

SHARE OWNERSHIP REPORTING OBLIGATIONS
There are no provisions in the Company's Articles requiring share ownership to be disclosed. The securities laws of the Provinces of British Columbia require disclosure of shareholdings by:
a.  insiders who are directors or senior officers of the Company; and
b. a person who has direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of and of control or direction over securities of the Company carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities.

CANADIAN REGULATIONS
Securities legislation in the Canada requires that shareholder ownership must be disclosed once a person owns beneficially or has control or direction over greater than 10% of the issued shares of the Company. This threshold is higher than the 5% threshold under U.S. securities legislation at which shareholders must report their share ownership.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the British Columbia Company Act ("COMPANY ACT") of British Columbia. Unless the COMPANY ACT or the Company's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

The Company's Articles and the COMPANY ACT contain provisions, which require "special resolutions" for effecting certain corporate actions. Such a "special resolution" requires a three-quarters vote of shareholders rather than a simple majority for passage. The principle corporate actions that require a "special resolution" include:
a. Transferring the Company's jurisdiction from British Columbia to another jurisdiction;
b.  Giving financial assistance under certain circumstances;
c.  Certain conflicts of interest by Directors;
d.  Disposing of all/substantially all of Company's undertakings;
e.  Removing Director before expiration of his term of office;
f.  Certain alterations of share capital;
g.  Changing the Company name; and
h.  Altering any restrictions on the Company's business.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends.

10.C. Material Contracts.
-------------------------
Other than as already disclosed elsewhere in this Annual Report under the "ITEM 4, Information on the Company", the Company has not entered into any material contracts during the prescribed time period, except as follows:
a. Effective 10/5/2001, the Company entered an information technology programming, services and license agreement (the "Hydro Agreement") with the British Columbia Hydro And Power Authority ("Hydro"). Under the Hydro Agreement the Company has been engaged by Hydro to licence and install software products ("Software"), and to perform programming work and software customization for Hydro, and to provide maintenance services as required under the Hydro Agreement.
b. SoftCare EC has entered into a strategic alliance with IPNet Solutions Inc., This alliance will make SoftCare a Reseller of IPNet's BizManager suite of products. The contract has performance levels to maintain a preferred pricing and the company has made a pre-payment on software licences for our existing customer base.

10.D.  Exchange Controls.
-------------------------
Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries nor on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts, or the repatriation of capital. Any such remittances to US residents, however, may be subject to a withholding tax pursuant to the Canadian Income Tax Act as modified by the reciprocal tax treaty between Canada and the United States. See "Item 10 E, Taxation".

The Investment Canada Act (the "Act"), enacted on 6/20/1985, requires prior notification to the Government of Canada on the "acquisition of control" of Canadian businesses by non-Canadians, as defined in the Act. Certain acquisitions of control, discussed below, are reviewed by the Government of Canada. The term "acquisition of control" is defined as any one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or the acquisition of the voting shares of a Canadian corporation carrying on the Canadian business or the acquisition of the voting interests of an entity controlling or carrying on the Canadian business. The acquisition of the majority of the outstanding shares is deemed to be an "acquisition of control" of a corporation. The acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an "acquisition of control" of a corporation unless it can be established that the purchaser will not control the corporation.

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

The Act was amended with the implementation of the Agreement establishing the World Trade Organization ("WTO") to provide for special review thresholds for "WTO investors", as defined in the Act. "WTO investor" generally means (i) an individual, other than a Canadian, who is a national or a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member, (ii) governments of WTO members, and (iii) entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the Act. The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the Act, including a business that is a "cultural business". If the WTO investor rules apply, an investment in the shares of the Company by or from a WTO investor will be reviewable only if it is an investment to acquire control of the Company and the value of the assets of the Company is equal to or greater than a specified amount (the "WTO Review Threshold"). The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada. The 2002 WTO Review Threshold is CDN$209,000,000.

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

For non-Canadians (other than WTO investors), an indirect acquisition of control, by the acquisition of voting interests of an entity that directly or indirectly controls the Company, is reviewable if the value of the assets of the Company is then CDN$50,000,000 or more. If the WTO investor rules apply, then this requirement does not apply to a WTO investor, or to a person acquiring the entity from a WTO investor. Special rules specified in the Act apply if the value of the assets of the Company is more than 50% of the value of the entity so acquired. By these special rules, if the non-Canadian (whether or not a WTO investor) is acquiring control of an entity that directly or indirectly controls the company, and the value of the assets of the Company and all other entities carrying on business in Canada, calculated in the manner provided in the Act and the regulations under the Act, is more than 50% of the value, calculated in the manner provided in the Act and the regulations under the Act, of the assets of all entities, the control of which is acquired, directly or indirectly, in the transition of which the acquisition of control of the Company forms a part, then the thresholds for a direct acquisition of control as discussed above will apply, that is, a WTO Review Threshold of CDN$209,000,000 (in 2002) for a WTO investor or a threshold of CDN$5,000,000 for a non-Canadian other than a WTO investor. If the value exceeds that level, then the transaction must be reviewed in the same manner as a direct acquisition of control by the purchase of shares of the Company.

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

10.E.  Taxation.
----------------
A brief description of certain provisions of the tax treaty between Canada and the United States is included below, together with a brief outline of certain taxes, including withholding provisions, to which United States security holders are subject under existing laws and regulations of Canada. The consequences, if any, of provincial, state and local taxes are not considered.

The following information is general and security holders should seek the advice of their own tax advisors, tax counsel or accountants with respect to the applicability or effect on their own individual circumstances of the matters referred to herein and of any provincial, state or local taxes.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSEQUENCES
The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of common stock of the Company for a shareholder of the Company who is not a resident of Canada but is a resident of the United States and who will acquire and hold shares of common stock of the Company as capital property for the purposes of the INCOME TAX ACT (Canada) (the "Canadian Tax Act"). This summary does not apply to a shareholder who carries on business in Canada through a "permanent establishment" situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder's holding in the Company is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Customs Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not a substitute for independent advice from a shareholder's own Canadian and U.S. tax advisors.
The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980), as amended (the "Convention").

DIVIDENDS ON COMMON SHARES AND OTHER INCOME
Under the Canadian Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25 percent on dividends paid or deemed to have been paid to him or her by a corporation resident in Canada. The Convention limits the rate to 15 percent if the shareholder is a resident of the United States and the dividends are beneficially owned by and paid to such shareholder, and to 5 percent if the shareholder is also a corporation that beneficially owns at least 10 percent of the voting stock of the payor corporation.

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

DISPOSITIONS OF COMMON SHARES
Under the Canadian Tax Act, a taxpayer's capital gain (or capital loss) from a disposition of a share of common stock of the Company is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition. The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties. One-half of a capital gain (the "taxable capital gain") is included in income, and one-half (again, to be reduced to two-thirds once the requisite legislation is enacted) of a capital loss in a year (the "allowable capital loss") is deductible from taxable capital gains realized in the same year. The amount by which a shareholder's allowable capital loss exceeds the taxable capital gain in a year may be deducted from a taxable capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder and subject to adjustment when the capital gains inclusion rate in the year of disposition differs from the inclusion rate in the year the deduction is claimed.

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

The Convention relieves United States residents from liability for Canadian tax on capital gains derived on a disposition of shares unless:
a. the value of the shares is derived principally from "real property" in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production,
b. the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he or she ceased to be resident in Canada, or
c. the shares formed part of the business property of a "permanent establishment" that the holder has or had in Canada within the 12 months preceding the disposition.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
The following is a general discussion of certain possible United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Company. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (see "Taxation - Certain Canadian Federal Tax Consequences" above).

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

U.S. HOLDERS
As used herein, a "U.S. Holder" means a holder of common shares of the Company who is (i) a citizen or individual resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate whose income is taxable in the United States irrespective of source or (iv) a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets within the meaning of Section 1221 of the Code. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

DISTRIBUTION ON COMMON SHARES OF THE COMPANY
U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally, any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

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

FOREIGN TAX CREDIT
A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income, " "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by the Company will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes. In addition, U.S. Holders which are corporations that own 10% or more of the voting stock of the Company may be entitled to an "indirect" foreign tax credit under Section 902 with respect to the payment of dividends by the Company under certain circumstances and subject to complex rules and limitations. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Company should consult their own tax advisors regarding their particular circumstances.

DISPOSITION OF COMMON SHARES OF THE COMPANY
A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Company. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

OTHER CONSIDERATIONS
In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

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

The procedure a U.S. Holder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the Company is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, the Company qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder must elect to recognize (i) under the rules of
Section 1291 of the Code (discussed herein), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Company is a controlled foreign corporation, the U.S. Holder's pro rata share of the Company's post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Company's first tax year in which the Company qualified as a QEF with respect to such U.S. Holder. The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder's holding period for the common shares of the Company includes the qualification date. By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election. A U.S. Holder who made elections to recognize gain or earnings and profits after 5/1/1992 and before 1/27/1997 may, under certain circumstances, elect to change such U.S. Holder's qualification date to the first day of the first QEF year. U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules.

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

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his common shares in the Company and all excess distributions on his common shares in the Company over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Company during such U.S. Holder's holding period and beginning after 1/1/1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly nondeductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

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

Effective for tax years of U.S. Holders beginning after 12/31/1997, U.S. Holders who hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a "mark-to-market election"). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the common shares in the Company. A U.S. Holder who makes the mark-to market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of the common shares of the Company as of the close of such tax year over such U.S. Holder's adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or
(ii) the excess, if any, of (A) the mark-to-market gains for the common shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder's adjusted tax basis in the common shares of the Company will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the common shares of the Company cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election.

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

10.F.  Dividends and paying agents.
-----------------------------------
       Not applicable

10.G.  Statement by experts.
----------------------------
       Not applicable

10.H.  Documents on display.
----------------------------
Any of the documents referred to above can be viewed at the offices of the Company at: 889 Harbourside Drive, #210 North Vancouver, British Columbia, Canada V7P 3S1. All of the documents referred to above are in English.

10.I.  Subsidiary Information.
------------------------------
       Not applicable


ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.
---------------------------------------------------------------------
The Company develops products in the Canada and markets its products in the United States, Europe, Canada and Asia. As a result, the Company's financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. The majority of its sales are currently made in U.S. dollars; a strengthening of the dollar could make its products less competitive in foreign markets.

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


ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
----------------------------------------------------------------

12.A.  Debt Securities  --- No Disclosure Necessary ---
-------------------------------------------------------
12.B.  Warrants and Rights  --- No Disclosure Necessary ---
-----------------------------------------------------------
12.C.  Other Securities  --- No Disclosure Necessary ---
--------------------------------------------------------
12.D.  American Depository Shares  -- No Disclosure Necessary ---
-----------------------------------------------------------------


                                     PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
---------------------------------------------------------
          --- No Disclosure Necessary ---


ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
----------------------------------------------------------
          HOLDERS AND USE OF PROCEEDS
          ---------------------------
          --- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES
---------------------------------
Within the 90-day period prior to the filing of this report ("Date of Evaluation"), an evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures. Based on that evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

The Company's disclosure controls and procedures operate such that important information flows to appropriate collection and disclosure points in a timely manner and are effective to ensure that such information is accumulated and communicated to the Company's management, and made known to the Company's Chief Executive Officer and Chief Financial Officer, including the period when this Annual Report on Form 20-F was prepared, as appropriate to allow timely decision regarding the required disclosure.

There have been no significant changes in the Company's internal controls or the occurrence of events or other factors that could significantly affect these controls, subsequent to the Date of Evaluation. Nor have there been any corrective actions with regard to significant deficiencies or material weaknesses.


ITEM 16.  RESERVED
------------------

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS
------------------------------
The Company's consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the consolidated financial statements.

The consolidated financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report. The audit report of Ernst & Young LLP, independent Chartered Accountants, are included herein immediately preceding the consolidated financial statements.

CONSOLIDATED AUDITED FINANCIAL STATEMENTS
-----------------------------------------

Fiscal 2002/Fiscal 2001/Fiscal 2000
-----------------------------------

Auditor's Report, dated 9/20/2002

Consolidated Balance Sheets at 5/31/2002 and 5/31/2001

Consolidated Statements of Operations and Deficits for the years ended 5/31/2002, 5/31/2001, and 5/31/2000

Consolidated Statements of Cash Flows
 for the years ended 5/31/2002, 5/31/2001, and 5/31/2000

Consolidated Statements of Shareholders' Equity for the years ended 5/31/2002, 5/31/2001, and 5/31/2000

Notes to Financial Statements


ITEM 18.  FINANCIAL STATEMENTS
------------------------------
The Company has elected to provide consolidated financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS
------------------

1. Incorporated by reference to Form 20-F Registration Statement (as amended), Form 20-F Annual Reports, and Form 6-K's

2. Instruments defining the rights of holders of equity or debt securities being registered.
       --- Refer to Exhibit No. 1 ---

3.  Voting Trust Agreements:  Not Applicable

4. Material Contracts:
    --- Incorporated by reference to Form 20-F Registration Statement (as amended), Form 20-F Annual Reports, and Form 6-K's ---

5. Foreign Patents: Not Submitted

6. Earnings Per Share Calculation: Not Applicable

7. Ratio of Earnings To Fixed Charges: Not Applicable

8. List of Subsidiaries: Not Applicable

9. Statement Regarding Date of Financial Statements: Not Applicable

10. Additional Exhibits:
    --- Incorporated by reference to Form 20-F Registration Statement (as amended), Form 20-F Annual Reports, and Form 6-K's ---

99.  Certifications
     99.1  CEO Certificatio/n Accompanying Periodic Report
           Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350)
     99.2  CFO Certification Accompanying Periodic Report
           Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350)

                                    SIGNATURE



Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                  Softcare EC Inc. --- SEC File Number 0-30610
                  --------------------------------------------
                                   Registrant




Dated: December 20, 2002    By /s/ Martyn Armstrong
       -----------------       --------------------------------------------
                               Martyn A. Armstrong,  President/CEO/Director


Dated: December 20, 2002    By /s/ John Versfelt
       -----------------       ---------------------------------------
                               John Versfelt,  CFO/Corporate Secretary

                       CONSOLIDATED FINANCIAL STATEMENTS



                  SOFTCARE EC INC.
                  (FORMERLY SOFTCARE EC.COM, INC.)
                  [Expressed in Canadian dollars]
                  May 31, 2002 and 2001

                                AUDITORS' REPORT



To the Shareholders of
SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

We have audited the consolidated balance sheets of SoftCare EC Inc. (formerly SoftCare EC.Com, Inc.) as at May 31, 2002 and 2001 and the consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial positions of the Company as at May 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, after giving retroactive effect to the change in the method of accounting for earnings per share as explained in Note 20 to the consolidated financial statements, these principles have been applied on a basis consistent with that of the preceding year.

                                                           /s/ Ernst & Young LLP
Vancouver, Canada,
September 20, 2002.                                        Chartered Accountants

   COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA - U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian and US generally accepted auditing standards, our report dated September 20, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such an uncertainty in the auditor's report when the uncertainty is adequately disclosed in the financial statements.

                                                           /s/ Ernst & Young LLP
Vancouver, Canada
September 20, 2002.                                        Chartered Accountants

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)
Incorporated under the laws of British Columbia

                                         CONSOLIDATED BALANCE SHEETS
                        [See note 1 - Nature of operations and basis of presentation]

As at May 31,                                                                [Expressed in Canadian dollars]

                                                                                   2002               2001
                                                                                     $                  $
-----------------------------------------------------------------------------------------------------------
ASSETS [NOTE 8]
CURRENT
Cash and cash equivalents                                                        14,663          3,099,800
Accounts receivable, less allowance for doubtful accounts of
   $72,328 and $93,608, respectively [NOTE 5]                                   167,162            121,594
Short-term investment [NOTE 6]                                                  535,075                 --
Prepaid expenses and other                                                       79,857             88,669
-----------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                            796,757          3,310,063
Capital assets [NOTE 7]                                                         172,255            311,323
-----------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                    969,012          3,621,386
===========================================================================================================


LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Bank indebtedness [NOTE 8]                                                      250,000                 --
Accounts payable and accrued liabilities [NOTES 9 AND 16]                       246,847            275,096
Current portion of obligations under capital leases [NOTE 10]                    48,212             88,014
Current portion of subsidiary redeemable Class A preference shares [NOTE 11]     30,000             30,000
Deferred revenue                                                                114,494            112,064
-----------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                       689,553            505,174
-----------------------------------------------------------------------------------------------------------
Obligations under capital leases [NOTE 10]                                       14,472             62,348
Subsidiary redeemable Class A preference shares [NOTE 11]                        12,500             42,500
-----------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                               716,525            610,022
-----------------------------------------------------------------------------------------------------------
Commitments and contingencies [NOTE 14]

SHAREHOLDERS' EQUITY
Common stock [NOTE 13]                                                       16,240,438         15,710,538
Shares to be issued [NOTE 13]                                                    13,500                 --
Special Warrants [NOTE 12]                                                           --            100,000
Additional paid-in capital                                                      621,255            550,055
Unearned Employee Stock Bonus Plan [NOTE 13]                                   (990,957)          (990,957)
Deficit                                                                     (15,631,749)       (12,358,272)
-----------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                                      252,487          3,011,364
-----------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                      969,012          3,621,386
===========================================================================================================

SEE ACCOMPANYING NOTES

On behalf of the Board:

/s/ MARTYN ARMSTRONG                                   /s/ WAYNE ZIELKE
--------------------------------                       ---------------------------------
Martyn Armstrong, Director                             Wayne Zielke, Director


SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                               CONSOLIDATED STATEMENTS OF OPERATIONS
                   [See note 1 - Nature of operations and basis of presentation]

For the year ended May 31,                                        [Expressed in Canadian dollars]


                                                            2002               2001          2000
                                                              $                  $             $
--------------------------------------------------------------------------------------------------
REVENUE
Software sales                                             244,259           197,541      348,537
Consulting services                                        124,084            80,286       13,278
Training services                                           10,000             5,231       11,907
Maintenance fees                                           196,659           177,239      173,595
--------------------------------------------------------------------------------------------------
TOTAL REVENUES                                             575,002           460,297      547,317
--------------------------------------------------------------------------------------------------

EXPENSES
Salaries and wages                                       1,658,651         2,830,657    1,821,014
Other compensation [NOTE 13]                                71,200           839,073      861,533
Selling expenses                                            71,614           110,694      112,396
General and administrative expenses [NOTES 14 AND 16]    1,942,704         2,318,516    1,659,791
Amortization and writedown                                 147,346           126,577      113,089
--------------------------------------------------------------------------------------------------
                                                         3,891,515         6,225,517    4,567,823
--------------------------------------------------------------------------------------------------
Operating (loss) for the year                           (3,316,513)       (5,765,220)  (4,020,506)
OTHER INCOME (EXPENSE)
Interest income                                             77,395           308,848      179,533
Interest expense - long-term                               (19,010)          (20,407)     (26,488)
Loss on disposal of subsidiary [NOTE 3]                         --           (89,672)          --
Loss on disposal of capital assets                         (15,349)               --           --
--------------------------------------------------------------------------------------------------
Total other income (expense)                                43,036           198,769      153,045
--------------------------------------------------------------------------------------------------

LOSS FOR THE YEAR                                       (3,273,477)       (5,566,451)  (3,867,461)
==================================================================================================

Basic and diluted (loss) per share [NOTE 4]                 (0.20)             (0.35)       (0.41)
==================================================================================================

SEE ACCOMPANYING NOTES


SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                                      CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                               [See note 1 - Nature of operations and basis of presentation]

For the year ended May 31,                                                                 [Expressed in Canadian dollars]



                                             COMMON STOCK              SPECIAL WARRANTS            SHARES TO BE ISSUED
                                         SHARES       AMOUNT        SHARES         AMOUNT         SHARES        AMOUNT
                                           #             $            #               $             #              $
--------------------------------------------------------------------------------------------------------------------------
BALANCE, MAY 31, 1999                          --            --     9,999,994      3,321,604             --            --
Deemed Special Warrants
  issued for services
  pursuant to exercise
  of options [NOTE 12]                         --            --     1,000,006      1,280,000             --            --
Amortization of deferred
  stock compensation [NOTE 13]                 --            --            --             --             --            --
Adjustments to effect
  June 18, 1999 reverse
  takeover accounting value
  attributed to the share
  capital of the Company
  net of costs of $199,600              1,391,428       960,316            --             --             --            --
Special Warrants issued for
  services rendered [NOTE 12]                  --            --        51,666             --             --            --
Special Warrants issued
  in private placement, net
  of costs of $280,000 [NOTE 12]               --            --     2,000,000      2,720,000             --            --
Shares issued pursuant to
  exercise of stock options
  [NOTE 13]                                33,334        54,200            --             --             --            --
Shares issued on exercise
  of Special Warrants                  13,051,666     7,321,604   (13,051,666)    (7,321,604)            --            --
Shares issued on exercise
  of Agents' Warrants                      82,700       124,050            --             --             --            --
Shares issued on exercise
  of Share Purchase Warrants              797,000     1,992,500            --             --             --            --
Special Warrants issued in
  private placement,  net of
  costs of $518,782 [NOTE 12]                  --            --     1,495,000      5,087,468             --            --
Loss for the year                              --            --            --             --             --            --
--------------------------------------------------------------------------------------------------------------------------
BALANCE, MAY 31, 2000                  15,356,128    10,452,670     1,495,000      5,087,468             --            --
Shares issued on exercise of
  Special Warrants [NOTE 12]            1,495,000     5,087,468    (1,495,000)    (5,087,468)            --            --
Shares issued on exercise of
  Agents Special Warrants [NOTE 12]       138,600       170,400            --             --             --            --
Special Warrants issued in
  private placement [NOTE 12]                  --            --       138,889        100,000             --            --
Stock based compensation                       --            --            --             --             --            --
Adjustment of employee stock
  bonus plan                                   --            --            --             --             --            --
Loss for the year                              --            --            --             --             --            --
--------------------------------------------------------------------------------------------------------------------------
BALANCE, MAY 31, 2001                  16,989,728    15,710,538       138,889        100,000             --            --
Shares issued on exercise
  of Special Warrants [NOTE 12]           138,889       100,000      (138,889)      (100,000)            --            --
Special Warrants issued in
  private placement, net
  of costs [NOTE 12]                           --            --     1,000,000        120,000             --            --
Stock based compensation                       --            --            --             --             --            --
Shares issued on exercise
  of Special Warrants [NOTE 12]         1,000,000       120,000    (1,000,000)      (120,000)            --            --
Units issued in private
  placement [NOTE 13]                     650,000       175,500            --             --             --            --
Shares issued on exercise
  of Share Purchase
  Warrants [NOTE 12]                       15,000         2,400            --             --             --            --
Shares to be issued for employee
   terminations [NOTE 13]                      --            --            --             --         90,000        13,500
Units issued in private
  placement [NOTE 13]                   1,200,000       132,000            --             --             --            --
Loss for the year                              --            --            --             --             --            --
--------------------------------------------------------------------------------------------------------------------------

BALANCE, MAY 31, 2002                  19,993,617    16,240,438            --             --         90,000        13,500
==========================================================================================================================
SEE ACCOMPANYING NOTES

continued on next page
continued from next page

                                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                          [See note 1 - Nature of operations and basis of presentation]

For the year ended May 31,                                                       [Expressed in Canadian dollars]

                                                                       UNEARNED
                                        ADDITIONAL      DEFERRED       EMPLOYEE                        TOTAL
                                          PAID IN        STOCK          STOCK                      SHAREHOLDERS'
                                          CAPITAL     COMPENSATION    BONUS PLAN       DEFICIT        EQUITY
                                             $             $               $              $              $
----------------------------------------------------------------------------------------------------------------
BALANCE, MAY 31, 1999                     1,279,753       (861,533)    (1,279,975)    (2,924,360)      (464,511)
Deemed Special Warrants
  issued for services
  pursuant to exercise
  of options [NOTE 12]                   (1,279,753)            --             --             --            247
Amortization of deferred
  stock compensation [NOTE 13]                   --        861,533             --             --        861,533
Adjustments to effect
  June 18, 1999 reverse
  takeover accounting value
  attributed to the share
  capital of the Company
  net of costs of $199,600                       --             --             --             --        960,316
Special Warrants issued for
  services rendered [NOTE 12]                    --             --             --             --             --
Special Warrants issued
  in private placement, net
  of costs of $280,000 [NOTE 12]                 --             --             --             --      2,720,000
Shares issued pursuant to
  exercise of stock options
  [NOTE 13]                                      --             --             --             --         54,200
Shares issued on exercise
  of Special Warrants                            --             --             --             --             --
Shares issued on exercise
  of Agents' Warrants                            --             --             --             --        124,050
Shares issued on exercise
  of Share Purchase Warrants                     --             --             --             --      1,992,500
Special Warrants issued in
  private placement,  net of
  costs of $518,782 [NOTE 12]                    --             --             --             --      5,087,468
Loss for the year                                --             --             --     (3,867,461)    (3,867,461)
----------------------------------------------------------------------------------------------------------------
BALANCE, MAY 31, 2000                            --             --     (6,791,821)     7,468,342
Shares issued on exercise of
  Special Warrants [NOTE 12]                     --             --             --             --             --
Shares issued on exercise of
  Agents Special Warrants [NOTE 12]              --             --        170,400             --             --    -
Special Warrants issued in
  private placement [NOTE 12]                    --             --        100,000             --             --
Stock based compensation                    332,800             --             --             --        332,800
Adjustment of employee stock
  bonus plan                                217,255             --        289,018             --        506,273
Loss for the year                                --             --             --     (5,566,451)    (5,566,451)
----------------------------------------------------------------------------------------------------------------
BALANCE, MAY 31, 2001                       550,055             --       (990,957)   (12,358,272)     3,011,364
Shares issued on exercise
  of Special Warrants [NOTE 12]                  --             --             --             --             --
Special Warrants issued in
  private placement, net
  of costs [NOTE 12]                             --             --        120,000             --             --
Stock based compensation                     71,200             --             --             --         71,200
Shares issued on exercise
  of Special Warrants [NOTE 12]                  --             --             --             --             --
Units issued in private
  placement [NOTE 13]                            --             --             --             --        175,500
Shares issued on exercise
  of Share Purchase
  Warrants [NOTE 12]                             --             --             --             --          2,400
Shares to be issued for employee
   terminations [NOTE 13]                    13,500
Units issued in private
  placement [NOTE 13]                            --             --             --             --        132,000
Loss for the year                                --             --             --     (3,273,477)    (3,273,477)
----------------------------------------------------------------------------------------------------------------

BALANCE, MAY 31, 2002                       621,255             --       (990,957)   (15,631,749)       252,487
================================================================================================================
SEE ACCOMPANYING NOTES

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                                  CONSOLIDATED STATEMENTS OF CASH FLOWS
                      [See note 1 - Nature of operations and basis of presentation]

For the year ended May 31,                                              [Expressed in Canadian dollars]

                                                                   2002          2001          2000
                                                                    $              $             $
-------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Loss for the year                                               (3,273,477)   (5,566,451)   (3,867,461)
Items not affecting cash:
   Amortization and writedown                                      147,346       126,577       113,089
   Provision for (recovery of) doubtful accounts                   (21,280)       60,959        41,323
   Stock based compensation                                         71,200       839,073       861,533
   Special Warrants issued for services rendered                        --            --        66,132
   Loss on disposal of capital assets                               15,349            --            --
   Loss on disposal of subsidiary                                       --        89,672            --
   Shares to be issued                                              13,500            --            --
Changes in non-cash working capital:
   Accounts receivable                                             (24,288)        4,791        31,869
   Prepaid expenses and other                                        8,812        63,916      (139,213)
   Investment tax credit                                                --            --        50,231
   Work in progress                                                     --        57,571       (57,571)
   Accounts payable and accrued liabilities                        (28,249)      (58,636)     (148,982)
   Deferred revenue                                                  2,430       (46,078)       67,027
-------------------------------------------------------------------------------------------------------
CASH (USED IN) OPERATING ACTIVITIES                             (3,088,657)   (4,428,606)   (2,982,023)
-------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Purchase of capital assets                                         (23,627)     (255,294)     (107,306)
Cash acquired in reverse takeover                                       --            --        73,102
Issuance costs paid in reverse takeover                                 --            --       (22,956)
Cash paid in FMG acquisition, net of cash received                      --            --       (13,528)
Cash received from shareholder                                          --            --       448,517
Advances from proposed acquirer                                         --            --       250,000
Sale (purchase) of short-term investments, (net)                  (535,075)    2,996,509    (2,996,509)
-------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                   (558,702)    2,741,215    (2,368,680)
-------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness                           250,000        (1,202)     (155,832)
Redemption of subsidiary redeemable Class A preference shares      (30,000)      (30,000)      (30,000)
Repayment of long-term debt                                             --       (36,850)      (40,200)
Increase in (repayment of) obligations under capital leases        (87,678)       87,892       (46,416)
Proceeds from Special Warrants issued in private placement         120,000       100,000     7,807,468
Common stock issued on exercise of stock options                        --            --        54,447
Proceeds from units issued in private placements                   307,500            --            --
Common stock issued on exercise of Agent's Warrants                     --       170,400       124,050
Common stock issued on exercise of Share Purchase Warrants           2,400            --     1,992,500
Decrease (increase) in cash held in escrow                              --     2,049,779    (2,049,779)
-------------------------------------------------------------------------------------------------------
CASH PROVIDED BY FINANCING ACTIVITIES                              562,222     2,340,019     7,656,238
-------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                (3,085,137)      652,628     2,305,535
Cash and cash equivalents, beginning of year                     3,099,800     2,447,172       141,637
-------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                              14,663     3,099,800     2,447,172
=======================================================================================================

SUPPLEMENTAL DISCLOSURE
Interest paid                                                       19,011        20,488        26,488
=======================================================================================================
See accompanying notes

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

May 31, 2002 and 2001                            [Expressed in Canadian dollars]



1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

SoftCare EC Inc., formerly SoftCare EC.Com, Inc., ("The Company") was incorporated pursuant to the Company Act of the Province of British Columbia on March 30, 1981. On November 8, 2001 the Company changed its name from SoftCare EC.Com, Inc. to SoftCare EC Inc.

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

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company incurred a loss of $3,273,477 for the year ended May 31, 2002 [2001
- $5,566,451, 2000 - $3,867,461], and has a deficit of $15,631,749 as at May 31,
2002 [2001 - 12,358,272], which has been funded primarily by the issuance of equity.

The Company's continuation as a going concern is uncertain and is dependent upon its ability to achieve profitable operations and upon the continued financial support of its shareholders, option holders and warrant holders or upon its ability to obtain additional financing or new equity.

The Company's ability to achieve profitability and positive cash flows from operations will depend upon numerous factors. These factors include its ability to attract strategic corporate partners for the development, marketing, distribution, and sale of its software products, the progress of its research and development programs and its ability to protect its proprietary rights over product names and trademarks. The outcome of these matters cannot be predicted at this time. These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

May 31, 2002 and 2001                            [Expressed in Canadian dollars]



2. REVERSE TAKEOVER

On June 18, 1999, the Company completed an agreement with the shareholders of Softcare EC Solutions Inc. (formerly SoftCare Electronic Commerce Inc). ("Solutions") pursuant to which the Company issued 11,000,000 Special Warrants to acquire all of the issued and outstanding common shares of Solutions. At the date of acquisition, the Company was substantially inactive. As a result of the acquisition, the former shareholders of Solutions acquired 88.8 percent of the Company as a group. Solutions is considered the accounting acquirer for financial statement purposes.

The acquisition has been accounted for as a reverse takeover using the purchase method, and accordingly, for financial statement reporting purposes, the net assets of Solutions have been included in the consolidated balance sheet at book values, and the net assets of the Company have been recorded at fair market value at the date of acquisition. The historical shareholders' equity gives effect to the shares issuable to the shareholders of Solutions upon exercise of the 11,000,000 Special Warrants. The results of the Company are included in the consolidated statements of operations from the date of acquisition on June 18, 1999.

The cost of the acquisition is the estimated fair market value of the net assets of the Company acquired on June 18, 1999 and consists of:
                                                               $
--------------------------------------------------------------------------------

Cash and cash equivalents                                   73,102
Shareholder receivable                                     448,517
Prepaid expenses and other                                 242,776
Cash advances to Solutions                                 500,000
Accounts payable and accrued liabilities                  (104,479)
--------------------------------------------------------------------------------
Total acquisition cost                                   1,159,916
================================================================================

The reverse takeover was approved by the Canadian Venture Exchange on June 18, 1999.

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

May 31, 2002 and 2001                            [Expressed in Canadian dollars]



3. BUSINESS COMBINATION

Effective April 10, 2000, the Company acquired a 100% interest in the issued and outstanding common shares of Financial Management Group LLC ("FMG"), for net cash consideration of $13,528 net of cash acquired. Under the original terms of the agreement, the Company was to issue 100,000 common shares as additional consideration for the acquisition of FMG. The Company was also required to issue 200,000 common shares upon achieving certain milestones, as described in the agreement. The Company also entered into Business Protection Agreements and two year employment agreements with the two principals of FMG. The Company, upon acquisition of FMG commenced work on a credit counseling Internet portal, designed to supercede FMG's software product, which the Company intended to market to FMG's customers and to others in the credit counseling industry. The Company controlled the strategic operating, financing and investing activities of FMG since its acquisition.

The acquisition was originally accounted for using the purchase method of accounting. The cash consideration of $20,383, net of cash on hand in FMG of $6,855, amounting to $13,528 was paid to the sellers of FMG on April 10, 2000.

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
================================================================================

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

May 31, 2002 and 2001                            [Expressed in Canadian dollars]



3. BUSINESS COMBINATION (CONT'D.)

The results of operations of FMG are included in the consolidated financial statements from the date of acquisition on April 10, 2000 to September 22, 2000, as the Company effectively controlled the strategic, operating, financing and investing activities of FMG during this period.

In July 2000, the Company discovered material inconsistencies and omissions in claims and disclosures made by the sellers of FMG and the two principals of FMG. The inconsistencies and omissions relate to claims and legal actions pending by and against FMG and certain other matters relating to the ownership of the software purportedly owned by FMG.

Customary closing procedures including regulatory approval of this transaction was required and was never obtained due to the discovery of the material inconsistencies and omissions noted above. The Company terminated the agreement and the share consideration was not issued.

On September 22, 2000, Management with board approval determined that the material inconsistencies and omissions could not be resolved and approved a formal plan to commence the termination of the acquisition. The termination has been recorded as a disposition of a subsidiary as at September 22, 2000 and resulted in a write-off of the net book value of net assets amounting to $89,672. In October 2000, the Company sent a notice of default under the acquisition agreement to the sellers of FMG and terminated the acquisition agreement in November 2000.

The Company also terminated its employment of the two principals of FMG in July 2000 with cause. In September 2000, the principals of FMG notified the Company in writing alleging breach of its employment agreements, threatening legal action and alleging potential damages in excess of $5,000,000. Following the Company's notice of default under the Acquisition agreement issued in October 2000, and press release issued by the Company in connection with these matters, the principals of FMG wrote the Company alleging additional claims for defamation and negligent and intentional interference with prospective economic damage. No formal actions have been filed at this time by the principals of FMG against the Company. The Company believes the claims are without merit and intends to defend such claims or actions vigorously. The outcome of these matters cannot be predicted at this time with certainty.

Management believes that these events will not result in any additional liability to the Company.

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

May 31, 2002 and 2001                            [Expressed in Canadian dollars]



4. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been expressed in Canadian dollars and prepared in accordance with Canadian generally accepted accounting principles. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in note 18. The following is a summary of the significant accounting policies used in the preparation of these consolidated financial statements:

PRINCIPLES OF CONSOLIDATION

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, SoftCare EC Solutions Inc. (a Canadian company), (formerly SoftCare Electronic Commerce Inc.), and Solutions's wholly owned subsidiaries, SCC Holdings Ltd. (a Canadian company), SCEC Holdings Ltd. (a Canadian company) and SoftCare Electronic Commerce (U.S.A.) Inc. (a Washington corporation). All significant intercompany balances and transactions have been eliminated on consolidation.

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

SHORT-TERM INVESTMENTS

Short-term investments are available for sale securities and are carried at market value. Short-term investments consist of investments in a term note, with financial institutions with an original maturity of more than three months.

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

May 31, 2002 and 2001                            [Expressed in Canadian dollars]



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

CAPITAL ASSETS

Capital assets are stated at cost less accumulated amortization. Capital assets are amortized at rates sufficient to write off their cost over their estimated useful lives on a declining balance method, after taking into account their estimated residual values, at the following annual rates:

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
     Leasehold improvements                      Lesser of the term of the lease
                                                      or the remaining estimated
                                                        useful life of the asset

Computer and office equipment acquired under capital leases is amortized on a straight-line basis over the lesser of the term of the lease or the remaining estimated economic life of approximately three to five years.

SOFTWARE DEVELOPMENT COSTS

Software development costs are charged to expense as incurred unless the development project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization. The Company has not deferred any software development costs to date.

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

May 31, 2002 and 2001                            [Expressed in Canadian dollars]



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

ADVERTISING EXPENSE

Advertising costs are charged to expense as incurred. Advertising expense for the year ended May 31, 2002 amounted to approximately $12,660 [2001 - $26,749; 2000 - $17,400].

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

May 31, 2002 and 2001                            [Expressed in Canadian dollars]



4. SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

INCOME TAXES

The Company utilizes the liability method of tax allocation. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

STOCK BASED COMPENSATION

The Company has granted stock options, which are described in note 13. The Company measures compensation cost based on the intrinsic value of the award at the date of grant, and recognizes that cost over the vesting period. Any consideration paid by the option holders on the exercise of stock options is credited to common stock. The Company accounts for stock-based compensation arrangements to non-employees using the fair value method and the Black Scholes model.

EMPLOYEE STOCK BONUS PLAN

Equity instruments contributed to the Employee Stock Bonus Plan (the "Plan") by the Company are recorded at their estimated fair value at the date of their contribution and are recorded as a credit in shareholders' equity. A contra equity account is recognized until allocations to participants are made and compensation expense is recognized.

Compensation expense is measured based on the intrinsic value of the award at the date of grant and recognizes that cost in the period when it is likely that performance criteria will be met and/or the equity instruments allocated to participants will be released.

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

May 31, 2002 and 2001                            [Expressed in Canadian dollars]



4. SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

INCOME (LOSS) PER SHARE

Generally accepted accounting principles applicable to reverse takeovers require that the income (loss) per share figures be calculated on the following basis:

o the number of shares outstanding from the beginning of the fiscal period to the date of the reverse takeover on June 18, 1999 are deemed to be the number of shares issued by the Company to the shareholders of Solutions.

o the number of shares outstanding from the date of the reverse takeover to the end of the fiscal period is deemed to be the actual number of shares of the Company outstanding in the period.

The Company issued 11,000,000 Special Warrants, each of which was convertible into one common share. However, no common shares were issued to effect this reverse takeover. Accordingly, the deemed number of common shares of the Company outstanding prior to June 18, 1999 is nil.

FOR THE YEAR ENDED MAY 31,
                                          2002           2001          2000
                                            $              $             $
--------------------------------------------------------------------------------

NUMERATOR
Loss for the year                      (3,273,477)    (5,566,451)    (3,867,461)
DENOMINATOR
Weighted average number of
  common shares outstanding            17,555,701     16,517,676     10,440,937
Less: Employee Stock Bonus Plan Shares    774,200        774,200      1,000,000
--------------------------------------------------------------------------------
BASIC LOSS PER COMMON SHARE                 (0.20)         (0.35)         (0.41)
================================================================================

Loss per common share for the years ended May 31, 2002, 2001 and 2000 is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year, excluding shares held by the SoftCare Employee Stock Bonus Plan Trust ("SESB Trust"). Diluted income (loss) per share reflects the potential dilution of securities that could result from the exercise of dilutive options and warrants. For the years ended May 31, 2002, 2001 and 2000 none of the outstanding options and warrants have been included in the calculation of diluted loss per common share because their effect was antidilutive.

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

May 31, 2002 and 2001                            [Expressed in Canadian dollars]



4. SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

FINANCIAL INSTRUMENTS

The carrying value of cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity. The fair value of short-term investments has been determined based on quoted market prices. The carrying value of capital lease obligations approximates fair value as the effective interest rate on these instruments approximate current market rates. The carrying value of subsidiary redeemable Class A preference shares approximates fair value based on discounted cash flows.

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the consolidated financial statements. Actual results could differ from these estimates.


5. CREDIT AND EXCHANGE RATE RISK

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents which are held with one financial institution, short-term investments which are held with one financial institution, and accounts receivable.

The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. The Company's operations are in the field of supplying electronic commerce computer software licenses and support services to domestic and international markets. Many of its customers are outside of Canada and therefore a significant percentage of its revenues may be derived from, and may be paid in, U.S. dollars [note 17]. The Company has not entered into contracts for foreign exchange hedges.

The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses which, when realized, have been within the range of management's expectations.

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

May 31, 2002 and 2001                            [Expressed in Canadian dollars]



5. CREDIT AND EXCHANGE RATE RISK (CONT'D.)

As at May 31, 2002 two [2001 - six] customers represented 34% [2001 - 63%] of the accounts receivable balance.

For the year ended May 31, 2002 two [2001 - two, 2000 - one] customers represented 51% of sales [2001 - 24%; 2000 - 14%].


6. SHORT-TERM INVESTMENT

As at May 31, 2002 the short-term investment consisted of a Business Development Bank Medium Term Note which had a quoted market value of $532,849 earned interest at 5.00% per annum and matured in September 2002. As at May 31, 2001 no short term investments were held.


7. CAPITAL ASSETS
                                                          ACCUMULATED   NET BOOK
                                                COST      AMORTIZATION    VALUE
                                                  $            $            $
--------------------------------------------------------------------------------

2002
Computer and testing equipment                 401,682      337,017       64,665
Computer software                              173,940      167,870        6,070
Office equipment                                35,499       21,265       14,234
Office furniture                               131,510       49,723       81,787
Display booths                                  25,063       19,564        5,499
--------------------------------------------------------------------------------
                                               767,694      595,439      172,255
================================================================================

2001
Computer and testing equipment                 393,500      268,199      125,301
Computer software                              161,800      133,417       28,383
Office equipment                                35,499       17,706       17,793
Office furniture                               131,510       29,275      102,235
Display booths                                  21,755       17,916        3,839
Leasehold improvements                          45,356       11,584       33,772
--------------------------------------------------------------------------------
                                               789,420      478,097      311,323
================================================================================

Capital assets include computer and office equipment acquired under capital leases having a cost of $333,165 [2001 - $333,165] and accumulated amortization of $212,557 [2001 - $171,300].

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

May 31, 2002 and 2001                            [Expressed in Canadian dollars]



8. BANK INDEBTEDNESS

The Company has an operating line of credit with a Canadian chartered bank for a maximum of $250,000 based on the assets pledged in the loan agreement. As at May 31, 2002 the Company had $250,000 outstanding under the line of credit [2001 - $nil]. Amounts outstanding on the line of credit are payable on demand and bear interest at the bank's prime lending. The bank's prime lending rate at May 31, 2002 was 4.00% [2001 - $6.25%].


9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The Company has accounts payable and accrued liabilities that consist of the following at May 31:

                                                    2002               2001
                                                      $                  $
--------------------------------------------------------------------------------

Accounts payable                                   127,996            143,054
Accrued professional fees                           36,365             25,000
Accrued employee vacation                           82,486            107,042
--------------------------------------------------------------------------------
                                                   246,847            275,096
================================================================================


10. OBLIGATIONS UNDER CAPITAL LEASES

The Company leases certain of its computer and office equipment under capital leases. The future minimum lease payments required under capital leases expiring May 2004 are as follows:

                                                                     $
--------------------------------------------------------------------------------

2003                                                              65,541
2004                                                               8,714
--------------------------------------------------------------------------------
                                                                  74,255
Less: amount representing interest                               (11,571)
--------------------------------------------------------------------------------
Present value of minimum lease payments                           62,684
Less: current portion                                            (48,212)
--------------------------------------------------------------------------------
Long-term obligations under capital leases                        14,472
================================================================================

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

May 31, 2002 and 2001                            [Expressed in Canadian dollars]



11. SUBSIDIARY REDEEMABLE CLASS A PREFERENCE SHARES

Subsidiary redeemable Class A preference non-voting shares, par value $1.00 per share.

The Company's subsidiary, SoftCare EC Solutions Inc., has outstanding redeemable Class A preference shares as follows:

                                              SUBSIDIARY
                                          REDEEMABLE CLASS A
                                           PREFERENCE SHARES       AMOUNT
                                                   #                  $
--------------------------------------------------------------------------------

Balance, May 31, 2001                           72,500             72,500
Redemption of shares for cash                  (30,000)           (30,000)
--------------------------------------------------------------------------------
Balance, May 31, 2002                           42,500             42,500
Less: current portion                          (30,000)           (30,000)
--------------------------------------------------------------------------------
Subsidiary redeemable Class A
   preference shares                            12,500             12,500
================================================================================

Under an agreement between Solutions and one of its shareholders, Solutions agreed to issue 225,000 redeemable Class A preference shares to the shareholder in exchange for 665 common shares of Solutions. The subsidiary redeemable Class A preference shares are mandatorily redeemable based upon the Company's gross quarterly sales at a redemption price of $1.00 per share. The Company has the option of accelerating the redemption of these shares at a redemption price of $1.00 per share. In the event the Company is unable to redeem the shares for cash, the Company is required to settle this obligation with common shares of its subsidiary, Solutions. Common shares of the subsidiary are to be issued at a ratio equal to the proportion of the capital of Solutions that such preference shares represented when they were created.

The holder of the subsidiary redeemable Class A preference shares is entitled to cumulative dividend calculated at the bank prime rate. The bank prime rate at May 31, 2002 was 4.00% [2001 - 6.25%]. The cumulative dividends have been recorded as interest expense in the consolidated statements of operations.

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

May 31, 2002 and 2001                            [Expressed in Canadian dollars]



12. SPECIAL WARRANTS

The following provides details concerning Special Warrant transactions:

[a] The Company issued 11,000,000 Special Warrants in exchange for all of the issued and outstanding common shares of Solutions pursuant to a reverse takeover agreement effective June 18, 1999 [note 2]. Each of the Special Warrants is exercisable for one common share of the Company without any additional consideration. In these consolidated financial statements, the Special Warrants issued to the shareholders of Solutions, the accounting acquiror, have been presented as if they were outstanding prior to the reverse takeover on the basis such deemed Special Warrants were exchanged for common shares.

     Of the 11,000,000 Special Warrants issued, 10,000,000 were issued to the existing shareholders of Solutions. These 10,000,000 Special Warrants were exercised into common shares and are subject to a voluntary pooling agreement, which restricts the holders from trading the common shares on any stock exchange until such time as they are released from the pool. At May 31, 2002, 7,494,884 [2001 - 4,577,365] shares have been released from escrow pool and the remaining 2,505,116 shares were released from the escrow pool on June 18, 2002.

     The remaining 1,000,000 Special Warrants which were issued to the SESB Trust to provide employee bonus shares were exercised into 1,000,000 common shares. Two of the Directors of the Company are also the Trustees of the SESB Trust and may only release such shares from the Trust to employees in accordance with regulatory approval and the achievement of certain performance criteria [note 13].

[b] During 2000, the Company issued 51,666 Special Warrants as a finder's fee and corporate advisory fee upon completion of the reverse takeover. Each Special Warrant is exercisable for one common share of the Company without any additional consideration.

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

May 31, 2002 and 2001                            [Expressed in Canadian dollars]



12. SPECIAL WARRANTS (CONT'D.)

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

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

May 31, 2002 and 2001                            [Expressed in Canadian dollars]



12. SPECIAL WARRANTS (CONT'D.)

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

     Pursuant to this Special Warrant private placement, the Company issued 174,500 Agent's Special Warrants. Of these Agent's Special Warrants, 25,000 were exercisable for one common share at an exercise price of $nil and 149,500 were exercisable for one common share at an exercise price of $3.75. All of these Agent's Special Warrants were exercisable for one year from the closing date of the financing, of which 25,000 were exercised for $nil prior to expiring, with the remainder expiring on March 30, 2001.

[e] On February 22, 2001, the Company issued 138,889 Special Warrants for gross cash proceeds of $100,000 pursuant to a private placement. No costs were incurred to effect this private placement.

     Each Special Warrant is exercisable, without any additional consideration, into one common share and one Share Purchase Warrant. Each Share Purchase Warrant entitles the holder to purchase one common share at an exercise price of $0.72 and is exercisable, at any time, over the two years from the closing date of the financing to February 22, 2003, at which time the Share Purchase Warrant will expire. Each common share issued was subject to a hold period and could not be traded until June 22, 2001.

     On June 5, 2001 138,889 Special Warrants were exchanged for 138,889 common shares and 138,889 Share Purchase Warrants.

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

May 31, 2002 and 2001                            [Expressed in Canadian dollars]



12. SPECIAL WARRANTS (CONT'D.)

[f] On October 24, 2001 the Company issued 1,000,000 Special Warrants for gross cash proceeds of $120,000 pursuant to a private placement. No costs were incurred to effect this private placement.

     Each Special Warrant is exercisable, without any additional consideration, into one common share and one Share Purchase Warrant. Each Share Purchase Warrant entitles the holder to purchase one common share at an exercise price of $0.16 and is exercisable, at any time, over one year from the closing date of the financing to October 24, 2002, at which time the Share Purchase Warrant will expire. Each common share issued was subject to a hold period and could not be traded until March 29, 2002.

     On April 1, 2002, 1,000,000 Special Warrants were exchanged for 1,000,000 common shares and 1,000,000 Share Purchase Warrants.

     On April 9, 2002 15,000 Share Purchase warrants were exercised for gross proceeds of $2,400.

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

May 31, 2002 and 2001                            [Expressed in Canadian dollars]



13. COMMON STOCK

[a]  AUTHORIZED

100,000,000 [2001 - 100,000,000] common voting shares without par value.

Prior to and in anticipation of the reverse takeover [note 2], options to acquire 1,000,006 common shares of Solutions, with a fair value at the time of $1,280,000, were granted to employees. The options were granted to employees in lieu of salaries and were given in exchange for general financing services performed over a five month period ended September 15, 1999. These options were exercised concurrent with the completion of the reverse takeover on June 18, 1999 for nominal cash proceeds of $247. The total excess value of $1,279,753 of common share issued over cash received was prorated over the five month period with $861,533 being recorded as compensation expense for the year ended May 31, 2000.

[a] On December 18, 2001 the Company issued 650,000 units for gross cash proceeds of $175,500 pursuant to a private placement. No costs were incurred to effect this private placement.

     Each unit consists of one common share and one Share Purchase Warrant. Each Share Purchase Warrant entitles the holder to purchase one common share at an exercise price of $0.35 and is exercisable, at any time, over the two years from the closing date of the financing to January 7, 2004, at which time the Share Purchase Warrant will expire. Each common share issued was subject to a hold period and could not be traded until April 18, 2002.

[b] On May 16, 2002 the Company issued 1,200,000 units to the president of the Company, for gross cash proceeds of $132,000 pursuant to a non-brokered private placement. No costs were incurred to effect this private placement.

     Each unit consists of one common share and one Share Purchase Warrant. Each Share Purchase Warrant entitles the holder to purchase one common share at an exercise price of $0.13 and is exercisable, at any time, over the two years from the closing date of the financing to May 16, 2004, at which time the Share Purchase Warrant will expire. Each common share issued was subject to a hold period and could not be traded until September 16, 2002.

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

May 31, 2002 and 2001                            [Expressed in Canadian dollars]



13. COMMON STOCK (CONT'D.)

[b]  STOCK OPTIONS

The following table summarizes stock option transactions:
                                                                                          WEIGHTED
                                                                                           AVERAGE
                                                                                          EXERCISE
                                                                    STOCK OPTIONS           PRICE
                                                                          #                   $
----------------------------------------------------------------------------------------------------
BALANCE, MAY 31, 1999                                                1,000,006                 --
Options exercised for deemed Special Warrants                       (1,000,006)                --
Options granted to directors                                           800,000               1.50
----------------------------------------------------------------------------------------------------
BALANCE, JUNE 18, 1999                                                 800,000               1.50
Issued options of the Company                                           23,334               1.68
Options granted to directors, employees and consultants                550,000               1.94
Options exercised for common shares on June 18, 1999                  (250,000)            (1.50)
Options exercised for common shares                                    (33,334)            (1.63)
Options cancelled                                                     (100,000)            (1.50)
----------------------------------------------------------------------------------------------------
BALANCE, MAY 31, 2000                                                  990,000              1.74
Options granted to directors, employees and consultants              1,085,339              0.73
----------------------------------------------------------------------------------------------------
BALANCE, MAY 31, 2001                                                2,075,339              1.21
Adjustment to effect repricing of 1,130,000 options                         --             (0.68)
Options granted to directors, consultants and employees              1,286,000              0.19
Options forfeited                                                     (383,063)            (0.40)
Options expired                                                        (40,000)            (1.75)
----------------------------------------------------------------------------------------------------
BALANCE, MAY 31, 2002                                                2,938,276              0.38
====================================================================================================


On June 18, 1999, 800,000 stock options, exercisable at $1.50, were granted to Directors of the Company in exchange for 197,557 stock options of Solutions as part of the reverse takeover [note 2]. These stock options expire in April 2004. During the year ended May 31, 2002, 200,000 of these options were forfeited on the resignation of a director and the resignation of a consultant.

On June 18, 1999, 250,000 stock options were granted to officers, directors, and a consultant, at an exercise price of $1.50. These stock options expire in June 2004.

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

May 31, 2002 and 2001                            [Expressed in Canadian dollars]



13. COMMON STOCK (CONT'D.)

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

In August 2000, five stock options to purchase 40,000 shares each, for a total of 200,000 stock options, were granted to a consultant at an exercise price of $1.75. The options vested on the date of grant. These five stock options expire successively on August 27, 2001, 2002, 2003, 2004 and 2005, or on the termination of the consulting contract. During the year ended May 31, 2002, 40,000 of these options expired.

In September 2000, 40,000 stock options were granted to a consultant at an exercise price of $2.00. Of the stock options granted 10,000 vested on the date of grant and 30,000 vested on May 1, 2001. All of these stock options expire on August 31, 2005, or on the termination of the consulting contract.

On October 19, 2000, the board of directors approved a comprehensive Stock Option Plan ("the plan"). On November 10, 2000 the plan was approved by the shareholders. Subsequently, the plan was accepted by the Canadian Venture Exchange. The plan incorporates the various limitations and restrictions required by the Canadian Venture Exchange at the time of acceptance. Most significantly the total number of shares that may be optioned under the plan is restricted to 20% of the issued and outstanding common shares of the Company. All options previously granted by the Company were incorporated into the plan.

In March 2001, 100,000 stock options were granted to an employee at an exercise price of $0.60. The options vested on the date of grant. These stock options expire on March 6, 2006, or on the termination or resignation of employment. During the year ended May 31, 2002, 100,000 of these stock options were forfeited on the resignation of the employee.

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

May 31, 2002 and 2001                            [Expressed in Canadian dollars]



13. COMMON STOCK (CONT'D.)

In May 2001, 100,000 stock options were granted to a director at an exercise price of $0.40. The options vested on the date of grant. These stock options expire on May 23, 2006, or on the termination or resignation of the directorship.

In May 2001, 645,339 stock options were granted to employees at an exercise price of $0.40. These options vest on the 15th of the anniversary month for each employee over three years from May 2001. These stock options expire on May 23, 2006, or on the termination or resignation of employment. During the year ended May 31, 2002, 77,063 of these options were forfeited on employee resignations or terminations.

On May 24, 2001 the board of directors approved the repricing of all options in existence at this date. 1,130,000 stock options were repriced from exercise prices ranging from $0.60 to $3.90 to an exercise price of $0.40. This repricing was approved by shareholders shareholder in October 2001 and resulted in stock compensation expense of $7,200.

In October 2001, 500,000 stock options were granted to directors at an exercise price of $0.10. The options vested on the date of the grant. These stock options expire on October 5, 2006, or on the termination or resignation of each directorship. These options are subject to a four month hold period and may not be exercised until February 5, 2002.

In October 2001, 175,000 stock options were granted to consultant and 100,000 options were granted to an employee at an exercise price of $0.16. The options vested on the date of the grant. The stock options expire on October 17, 2006, or on the termination of the consultancy agreement or employment. These options are subject to a four month hold period and may not be exercised until February 17, 2002. The fair value of these stock options granted to the consultant was determined to be $24,500, which was recorded as stock compensation expense, using the Black Scholes option pricing model using the following assumptions: volatility of 1.410, expected life of five years, expected dividend yield of 0% and a risk free interest rate of 5%.

In December 2001, 145,000 stock options were granted to employees at an exercise price of $0.35. The options vested on the 15th of the anniversary month for each employee over three years from December 2001. These stock options expire on December 17, 2006, or on the termination or resignation of employment.

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

May 31, 2002 and 2001                            [Expressed in Canadian dollars]



13. COMMON STOCK (CONT'D.)

In January 2001, 40,000 stock options were granted to a consultant at an exercise price of $0.40. The options vest on the date of the grant, are subject to a four month hold period and may not be exercised until May 11, 2002. These stock options expire on January 10, 2007. The fair value of these stock options granted to the consultant was determined to be $14,800, which was recorded as stock compensation expense, using the Black Scholes option pricing model using the following assumptions: volatility of 1.410, expected life of five years, expected dividend yield of 0% and a risk free interest rate of 5%.

In February 2002, 136,000 stock options were granted to employees at an exercise price of $0.37. The options vested on the 15th of the anniversary month for each employee over three years from February 2002. These stock options expire on February 1, 2007, or on the termination or resignation of employment. During the year ended May 31, 2002, 6,000 of these options were forfeited on the termination of an employee.

In May 2002, 190,000 stock options were granted to consultants at an exercise price of $0.15. The options vest on the date of the grant. These stock options expire on May 5, 2007. The fair value of these stock options granted to the consultant was determined to be $24,700, which was recorded as stock compensation expense, using the Black Scholes option pricing model using the following assumptions: volatility of 1.410, expected life of five years, expected dividend yield of 0% and a risk free interest rate of 5%.

At May 31, 2002, the Company had the following stock options outstanding:

                                                    WEIGHTED AVERAGE             OPTIONS
                                                        REMAINING               VESTED AND
     EXERCISE PRICE            OUTSTANDING          CONTRACTUAL LIFE           EXERCISABLE
           $                        #                     YEARS                     #
---------------------------------------------------------------------------------------------
          1.75                  160,000                   1.54                   160,000
          0.41                   40,000                   4.66                    40,000
          0.40                1,498,276                   2.97                 1,053,204
          0.37                  130,000                   4.74                        --
          0.35                  145,000                   4.25                        --
          0.16                  275,000                   4.52                   275,000
          0.15                  190,000                   4.92                   190,000
          0.10                  500,000                   4.33                   500,000
---------------------------------------------------------------------------------------------
                              2,938,276                                        2,218,204
=============================================================================================

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

May 31, 2002 and 2001                            [Expressed in Canadian dollars]



13. COMMON STOCK (CONT'D.)

[c]  EMPLOYEE STOCK BONUS PLAN

On April 15, 1999, the Company established the SESB trust in order to create a non-leveraged Employee Stock Bonus Plan which covers directors, officers, consultants and employees who have completed six months or more service with the Company. Upon the reverse takeover, the SESB trust exchanged its common shares in Solutions for 1,000,000 common shares of the Company.

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

During the year ended May 31, 2002, no shares [2001 - 225,800 shares; 2000 - Nil] were allocated or released to employees under the plan. All shares allocated to employees have either been released to employees or returned to the SESB trust as a result of employee resignations during the year. The balance of shares held in the plan as at May 31, 2002 and 2001 is 774,200 and of this balance none have been allocated for future release.

No compensation expense has been recognized in the statement of operations for the year ended May 31, 2002 in respect of the SESB Trust [2001- $289,018; 2000 - $Nil]. Compensation expense is recorded at fair value of the shares once shares have been committed to be released. At May 31, 2002, the fair value of the unallocated common shares based on quoted market sources was $92,904 [2001 - $263,228].

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

May 31, 2002 and 2001                            [Expressed in Canadian dollars]



13. COMMON STOCK (CONT'D.)

[d]  SHARE PURCHASE WARRANTS

The Company has outstanding share purchase warrants as of May 31, 2002, granted in connection with various private placements and Special Warrant financings, entitling the holders to purchase one common share for each warrant held as follows:

     NUMBER OF
     WARRANTS              EXERCISE PRICE           EXPIRATION DATE
--------------------------------------------------------------------------------

       138,889                  $0.72               February 22, 2003
       985,000                  $0.16               November 29, 2002
       650,000                  $0.35               January 7, 2004
     1,200,000                  $0.13               May 15, 2004
--------------------------------------------------------------------------------
     2,973,889
================================================================================

[e]  SHARES TO BE ISSUED

As a result of various employee terminations during the year ended May 31, 2002, the Company is obliged to issue 90,000 shares to employees as part of the severance packages agreed with the terminated employees. The shares to be issued have been valued based on the market price of the shares on the date the employee was terminated.

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

May 31, 2002 and 2001                            [Expressed in Canadian dollars]



14. COMMITMENTS AND CONTINGENCIES

The Company leases its premises and certain automobiles under operating leases expiring through 2005. The approximate future minimum lease commitments under operating lease agreements for the next three years ending May 31 are as follows:

                                                                      $
--------------------------------------------------------------------------------

2003                                                              224,000
2004                                                               11,000
2005                                                                8,000
--------------------------------------------------------------------------------
                                                                  243,000
================================================================================

Rent expense for the year ended May 31, 2002 amounted to approximately $254,000 [2001 - $241,000, 2000 - $131,000].

Subsequent to the year end the Company relocated its leasehold property and additional lease commitments were incurred [note 19].

The Company is involved from time to time in routine litigation incidental to the conduct of its business. The Company is involved in two litigations where the claimants are claiming amounts of less than $25,000 each. Management intends to vigorously defend these claims. The outcome of these matters cannot be predicted at this time with certainty. Accordingly, no amounts with respect to these claims had been recorded during the year ended May 31, 2002.

During the year end May 31, 2002, the Company laid off a number of employees. To date, no actions were forthcoming from such employees laid-off. In respect to these employees' terminations, the Company has an obligation to issue an aggregate of 90,000 common shares in settlement of termination agreements[note 13].

One of the Company's subsidiaries entered into a lease with the Landlord for the rental of premises through March 2003. In June 2002, the subsidiary vacated the premises. The Landlord has made a demand of approximately $200,000 on the subsidiary for the payment of rentals through March 2003. The Company does not anticipate paying this amount and it intends to vigorously defend the demand made by the Landlord. The outcome of this matter cannot be predicted at this time with certainty. Accordingly, no amounts with respect to this claim had been recorded during the year ended May 31, 2002.

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

May 31, 2002 and 2001                            [Expressed in Canadian dollars]



15. INCOME TAXES

At May 31, 2002, for Canadian income tax purposes, the Company has approximately $1,029,000 of undeducted expenditures for tax purposes expiring through May 2005 relating primarily to share issue costs and approximately $9,764,000 of non-capital losses available for income tax purposes to reduce taxable income of future years that expire as follows:
                                                               NON-CAPITAL
                                                                 LOSSES
                                                                    $
--------------------------------------------------------------------------------

2003                                                            328,000
2005                                                            829,000
2006                                                            412,000
2007                                                          1,648,000
2008                                                          3,363,000
2009                                                          3,184,000
--------------------------------------------------------------------------------
                                                              9,764,000
--------------------------------------------------------------------------------

At May 31, 2002, the Company also has non-capital loss carryforwards of approximately $2,155,000 which can be applied to reduce income earned in the United States which expire as follows:
                                                               NON-CAPITAL
                                                                 LOSSES
                                                                    $
--------------------------------------------------------------------------------

2019                                                            777,000
2020                                                          1,211,000
2021                                                            167,000
--------------------------------------------------------------------------------
                                                              2,155,000
================================================================================

The ability of the Company to use the losses which expire prior to 2021 may be impacted by the application of provisions contained in the Internal Revenue Code of the United States.

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

May 31, 2002 and 2001                            [Expressed in Canadian dollars]



15. INCOME TAXES (CONT'D.)

Future income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's future tax assets as of May 31 are as follows:

                                                         2002           2001
                                                           $              $
--------------------------------------------------------------------------------

Non-capital loss carryforwards                         4,246,000      3,670,000
Share issue costs                                        375,000        775,000
Unused capital cost in excess of net book value          337,000        350,000
Other                                                     32,000         40,000
--------------------------------------------------------------------------------
Total future assets                                    4,990,000      4,835,000
Valuation allowance                                   (4,990,000)    (4,835,000)
--------------------------------------------------------------------------------
Net future assets                                             --             --
================================================================================

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

May 31, 2002 and 2001                            [Expressed in Canadian dollars]



15. INCOME TAXES (CONT'D.)

A reconciliation of the Company's effective income tax rate to the federal statutory rate follows:

                                                              2002          2001          2000
                                                                $             $             $
--------------------------------------------------------------------------------------------------
Tax at statutory rate                                      (1,407,000)   (2,484,000)   (1,731,000)
Foreign tax rate differentials                                 13,000       109,000        75,000
Expenses not deductible for tax                                 5,000       506,000       615,000
Temporary difference for which no new tax benefit
   has been recognized                                      1,536,000     2,092,000     1,145,000
Amortization of share issue costs for tax and accounting     (147,000)     (153,000)     (159,000)
Other                                                              --       (70,000)       55,000
--------------------------------------------------------------------------------------------------
                                                                   --            --            --
==================================================================================================


16. RELATED PARTY TRANSACTIONS

Directors and officers of the Company provide legal, accounting and advisory services to the Company. During the year ended May 31, 2002, the Company paid $552,634 [2001 - $457,181, 2000 - $463,692] for these services which were charged to general and administrative expenses. At May 31, 2002, $18,932 [2001 - $34,756] is included in accounts payable and accrued liabilities. All transactions are in the normal course of operations and are recorded at exchange amounts established and agreed upon between the related parties.


17. SEGMENTED INFORMATION

The Company operates in one business segment and substantially all of the Company's operations, assets and employees are located in Canada. The following represents sales based on the location of the customer.

                                             2002         2001       2000
                                               %            %          %
--------------------------------------------------------------------------------

Canada                                         89           37         34
U.S.                                           11           61         60
Other                                          --            2          6
================================================================================

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

May 31, 2002 and 2001                            [Expressed in Canadian dollars]



18.   RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which as applied in these consolidated financial statements conform in all material respects to those accounting principles generally accepted in the United States ("U.S. GAAP"), except as follows:

CONSOLIDATED STATEMENT OF OPERATIONS

                                                             2002           2001         2000
                                                               $              $             $
--------------------------------------------------------------------------------------------------
Net income (loss) in accordance with Canadian GAAP         (3,273,477)   (5,566,451)   (3,867,461)
Effects of accounting for stock compensation expense               --            --       (91,975)
--------------------------------------------------------------------------------------------------
Net income (loss) in accordance with U.S. GAAP             (3,273,477)   (5,566,451)   (3,959,436)

Loss per share                                                  0.20           0.35          0.42

Weighted average number of common shares
   outstanding under U.S. GAAP                             16,781,501    15,743,476     9,440,937
==================================================================================================

The following table sets out the amounts that would have been reported in the balance sheet had these statements been prepared in conformity with U.S. GAAP.

CONSOLIDATED BALANCE SHEETS
                                                         2002            2001
                                                           $               $
--------------------------------------------------------------------------------

Additional paid in capital                              713,230         642,030
Deficit                                             (15,723,724)    (12,450,247)
================================================================================

Canadian GAAP require debt-like preferred shares and their dividends to be treated as long term debt and interest expense respectively. Under Securities and Exchange Commission (SEC) rules, these shares are to be recorded as mezzanine debt and the dividend as a charge to retained earnings.

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

May 31, 2002 and 2001                            [Expressed in Canadian dollars]



18.   RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT'D.)

RECENT PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets. Statement 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. Statement 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. The Company will adopt FAS 142 as of June 1, 2002 and does not expect that the adoption of the Statements to have a significant impact on the Company's financial position and results of operations

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (FAS 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations for a disposal of a segment of a business. FAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company will adopt FAS 144 as of June 1, 2002 and does not believe it will have a material impact on the Company's financial position and results of operations.

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

May 31, 2002 and 2001                            [Expressed in Canadian dollars]



19. SUBSEQUENT EVENTS

[i]   STOCK OPTIONS

On June 4, 2002, 190,000 stock options were granted to an employee at an exercise price of $0.15. The options vested on the date of the grant. These stock options expire on June 3, 2007, or on the termination of employment. These options are subject to a four month hold period and may not be exercised until October 4, 2002.

Subsequent to the year end, the following stock options were forfeited as a result of the resignation or termination of directors, consultants and employees:

               EXERCISE                               OPTIONS EXPIRED
                 PRICE                                 OR CANCELLED
                   $                                         #
--------------------------------------------------------------------------------

                 1.75                                     160,000
                 0.40                                     385,835
                 0.37                                     100,000
                 0.35                                      60,000
                 0.10                                     150,000
--------------------------------------------------------------------------------
                                                          855,835
================================================================================

[ii]  OFFICE RELOCATION

On July 1, 2002 the Company relocated its operations to new leasehold premises. The Company has entered into a six year lease that expires on June 30, 2008. The lease provides for a seven month rent-free period that expires January 31, 2003. Subsequent to the rent free period the approximate future minimum lease commitments over the lifetime of the lease for the years ending May 31 are as follows:
                                                                      $
--------------------------------------------------------------------------------

2003                                                               42,000
2004                                                              126,000
2005                                                              132,500
2006                                                              133,000
2007                                                              139,500
2008                                                              140,000
2009                                                               11,700
--------------------------------------------------------------------------------
                                                                  724,700
================================================================================

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

May 31, 2002 and 2001                            [Expressed in Canadian dollars]



19. SUBSEQUENT EVENTS (CONT'D.)

[iii] PRIVATE PLACEMENT

Pursuant to a non-brokered private placement on July 26, 2002 the Company issued 3,250,000 units at a price of $0.10 per unit for gross cash proceeds of $325,000. Each unit is comprised of one common share and one-half of a non-transferable Share Purchase Warrant. Each whole Share Purchase Warrant entitles the holder to purchase one common share at an exercise price of $0.12 and is exercisable, at any time, within one year from the closing date of the financing. No costs were incurred to effect the private placement.


20. CHANGE IN ACCOUNTING PRINCIPLES

EARNING PER SHARE

Effective May 31, 2001, the Company retroactively adopted the new recommendations of the Canadian Institute of Chartered Accountants Section 3500 ("earnings per share') with respect to the calculation of loss per common share. The change in accounting policy has been applied retroactively and all prior years have been restated. The impact of this change in accounting policy was to exclude non-allocated and unvested shares held by the SESB trust [note 13 [c]] from the weighted average number of common shares outstanding in the calculation of loss per common share [note 4]. For the year ended May 31, 2001, the change resulted in an increase in the loss per common share of $(0.02) [2000 - $(0.01)] to $(0.35) [2000 - $(0.41)] from (0.33) [2000 - $(0.40)] that would have been reported had the change not been made.